Exhibit 4.9

TELECOM ITALIA S.p.A. – TELECOM ITALIA MOBILE S.p.A.

Information document

pursuant to Article 70.4 of the Regulation

approved by Consob Resolution No. 11971

of 14 May 1999, as amended,

concerning

THE MERGER

OF

TELECOM ITALIA MOBILE S.p.A.

WITH AND INTO

TELECOM ITALIA S.p.A.

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

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INTRODUCTION

This information document (“Information Document”) has been prepared and published jointly by Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company”) and Tim S.p.A. (“Tim” or the “Company to be Absorbed”) in accordance with Article 70.4 of the Regulation approved by Consob Resolution No. 11971 of 14 May 1999, as amended (the “Consob Regulation”), in connection with the plan for the reorganization of the group headed by Telecom Italia (the “Group”), of which the merger of Tim with and into Telecom Italia (the “Merger”) is the last step, to provide shareholders and the market with the necessary information on the above-mentioned transaction.

The Merger, approved by the Boards of Directors of Telecom Italia and Tim on 23 January 2005, is subject to Article 2501 et seq. of the Italian Civil Code (“Civil Code”). Since it involves companies with financial instruments listed on an Italian regulated securities exchange, it is also subject to Legislative Decree 58/1998 (the “Consolidated Law”) and the Consob Regulation.

The Merger, as noted above, is the last step in the plan for the reorganization of the Group, the guidelines of which were approved by the Boards of Directors of Telecom Italia and Tim in their meetings on 7 December 2004 and publicly disclosed on the same date. The plan also includes the following transactions, which have already been completed:

–	a voluntary partial tender offer for Tim ordinary shares and a voluntary tender offer for all Tim savings shares (collectively, the “Tender Offer”); and

–	the spin-off of Tim’s mobile communications business in Italy (the “Domestic Mobile Division”) into Tim Italia S.p.A. (“Tim Italia”), a company wholly owned by Tim (the “Spin-Off”).

Under the proposed Merger, Telecom Italia will succeed to all of Tim’s legal rights and obligations in respect of the latter’s assets and liabilities, except for those pertaining to the Domestic Mobile Division transferred in the Spin-Off. These rights and obligations pertain to Tim Italia, which will be wholly owned by Telecom Italia upon completion of the Merger.

The Merger will result in the cancellation without exchange of the Tim ordinary and savings shares held by Telecom Italia. In addition, the treasury shares owned by Tim will be cancelled without exchange pursuant to Article 2504-ter, second paragraph, of the Civil Code.

Holders of Tim ordinary and savings shares other than Telecom Italia will be assigned ordinary and savings shares newly issued by Telecom Italia on the basis of the exchange ratios described in Section 2.1.2(c).

The bylaws of Telecom Italia will not be amended as a consequence of the Merger, apart from the amendments described in Section 2.1.2(f).

In view of the different dividend rights attaching to the Telecom Italia and Tim savings shares, persons who did not vote in favor of the resolution of the special meeting of Tim savings shareholders called pursuant to Article 146.1b) of the Consolidated Law to approve the resolution of Tim’s extraordinary shareholders’ meeting concerning the Merger will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, point g), of the Civil Code, since their rights will be modified by the share exchange. See also Sections 2.1(a) and 2.1.2(e).

For purposes of the Merger reference has been made to the balance sheets of Telecom Italia and Tim at 30 September 2004, which were prepared in accordance with Article 2501-quater of the Civil Code. As regards the preparation of the reports on the fairness of the exchange ratios pursuant to Article 2501-sexies of the Civil Code, the competent courts appointed the accounting firms of Mazars & Guérard S.p.A. (for Telecom Italia) and Reconta Ernst & Young S.p.A. (for Tim).

The Merger will be submitted for approval to the shareholders’ meetings of Telecom Italia and Tim, which have been called for 5, 6 and 7 April 2005 and 5 and 6 April 2005, respectively. The special meeting of Tim savings shareholders has also been called for 6, 7 and 8 April 2005. The intention of the companies involved is to arrange for the Merger to become effective by the end of June 2005. For accounting purposes the transactions effected by Tim will be attributed to and recorded in the financial statements of Telecom Italia from 1 January 2005. The Merger will also become effective for Italian tax purposes from the same date.

Upon completion of the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A. and on the New York Stock Exchange in the

form of ADSs (American Depository Shares, each of which represents ten ordinary or savings shares). By contrast, with effect from 8 March 2005, Telecom Italia’s ordinary shares have been delisted from the Frankfurt Stock Exchange following the decisions adopted by its Board of Admission.

The Tender Offer

The Tender Offer, which commenced on 3 January 2005 and terminated on 21 January 2005, represented the first step in the Group’s reorganization plan and must be considered as connected with and serving the purposes of the Merger.

With a view to the Merger, the Tender Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since, in implementing the Merger, the Tim shares held by Telecom Italia will be cancelled without exchange, the acquisition of Tim shares in the Tender Offer will have the effect of reducing the amount of equity to be issued in exchange for Tim shares. This will have a positive effect on earnings and free cash flow yield per share, to the benefit of all the shareholders of the Company resulting from the Merger. From a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Tender Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost – in terms of the expected dividends – which would have been incurred on the equity to be issued in exchange for Tim shares if they had not been purchased in the Tender Offer.

The Tender Offer was for 2,456,534,241 Tim ordinary shares and 132,069,163 Tim savings shares at a price of €5.6 for each ordinary share and each savings share. At the end of the acceptance period the following shares had been tendered: 2,639,154,665 ordinary shares (corresponding to approximately 31.2% of Tim’s ordinary share capital and approximately 107.4% of the ordinary shares that were the subject of the ordinary share offer) and 8,463,127 savings shares (corresponding to approximately 6.4% of Tim’s savings share capital and of the savings shares that were the subject of the savings share offer and to approximately 0.098% of Tim’s total share capital). Following the proration of the Tim ordinary shares tendered, Telecom Italia therefore owned 7,190,583,124 Tim ordinary shares (corresponding to approximately 84.8% of the company’s ordinary share capital and approximately 85.539% of its total share capital).

On the basis of the results of the Tender Offer, the total consideration paid by Telecom Italia for the Tim shares tendered was approximately €13.8 billion. Of this amount, €2.5 billion was paid by using Telecom Italia’s own funds and approximately €11.3 billion was raised through bank financing agreed on 8 December 2004 with a syndicate of banks for up to a maximum of €12 billion. Following the early repayment of the first tranche of the bank financing disbursed, the amount remaining to be repaid is equal to €9 billion.

It should also be noted that, following the Tender Offer and the exercise by the counterparty of put options referred to in the contract executed on 21 December 2004, Telecom Italia purchased 42 million additional Tim ordinary shares and therefore owns at the date of this Information Document a total of 7,232,583,124 Tim ordinary shares (including those acquired in the Tender Offer), corresponding to approximately 85.5% of the company’s ordinary share capital. In addition, as a result of the exercise of the put and call options disclosed to the market on 21 December 2004 (for approximately 21 million Tim savings shares), the execution of securities lending agreements (for approximately 37 million Tim savings shares) and the subsequent purchase on the market of 5,063,816 Tim savings shares, as of 18 March 2005 Telecom Italia will be entitled to vote approximately 54.16% of the shares entitled to vote in the special meeting of Tim savings shareholders called to approve the Merger resolution.

For more information on the Tender Offer, see Section 2.1(b).

The Spin-Off

On 23 January 2005 the Board of Directors of Tim approved the Spin-Off, which led to the transfer of the Domestic Mobile Division to Tim Italia, a limited company established on 29 December 2004 by means of a unilateral act. The Spin-Off was executed on 24 February by means of a capital increase in kind by Tim Italia that was paid for with the contemporaneous execution of the deed of transfer of the Domestic Mobile Division and became effective on 1 March 2005, upon completion of the authorization procedure referred to in Legislative Decree no. 259 of 1 August 2003 and the filing with the Milan Company Register on 25 February 2005 of the resolution to increase Tim Italia’s share capital.

As a result of the Spin-Off, Tim Italia succeeded to the authorizations held by Tim for the provision of mobile communications services in Italy, and to all the licenses (including those assigned temporarily to Tim at the date of the transfer of the Domestic Mobile Division), numbering systems and/or radio frequencies that were already the subject of a franchise, license or general authorization, and to the special authorizations following declarations of the commencement of activities.

The Spin-Off is a key step in the reorganization of the Group, following the Tender Offer and prior to the Merger that is the subject of this Information Document. Maintaining the autonomy of the Domestic Mobile Division is in line with an assessment of what would be desirable from a regulatory and accounting perspective in the context of the overall reorganization plan and at the same time is an efficient way to meet the need for transparency in the relationship between the fixed and mobile communications businesses: see Section 2.1(c).

The Domestic Mobile Division was valued on the basis of Tim’s balance sheet at 31 December 2004, as reported in the draft annual financial statements approved by Tim’s Board of Directors on 24 February 2005, and includes all the assets and liabilities and the legal rights and obligations related in any way to the Domestic Mobile Division at the effective date of the transfer. In particular, all the employment contracts for employees and independent contractors involved in the Spin-Off have been transferred to Tim Italia.

At 31 December 2004 the business to be spun-off included:

A.	assets with a book value of €7,721 million, comprising: (i) tangible fixed assets, amounting to €2,196 million; (ii) intangible fixed assets, amounting to €3,364 million; (iii) trade receivables, amounting to approximately €1,349 million; (iv) other receivables and accrued income and prepayments, totaling €768 million; (v) financial receivables and cash, amounting to €24 million; and (vi) inventories amounting to €20 million;

B.	liabilities with a book value of €3,781 million, comprising: (i) trade payables, sundry payables and payables to employees and self-employed workers, and accrued expenses and deferred income, totaling €3,405 million; (ii) the reserve for employee termination indemnities, amounting to €105 million; (iii) reserves for risks and charges connected with the activity transferred, totaling €134 million; and (iv) the reserve for deferred taxes, amounting to €137 million.

The shareholders’ equity of the Domestic Mobile Division at 31 December 2004 amounted to approximately €3,940 million.

The items transferred at the values obtaining at the effective date of the Spin-Off did not include the following assets and liabilities related primarily to Tim’s international business, which were reported in Tim’s draft annual financial statements for 2004 at the following values: (i) Tim’s 100% equity interest in TIM International N.V. (“TIM International”), the holding company for equity investments in foreign companies engaged in mobile communications activities with a book value, including payments for future increases in capital, of €4,587 million; (ii) the reserves for risks in respect mainly of guarantees issued on behalf of foreign affiliates, amounting to €211 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €395 million; (iv) the prepaid taxes related to the international assets, totaling €587 million; (v) the balance of the current account held by Tim with Telecom Italia for the amount outstanding at the date of the transfer of the Domestic Mobile Division, equal at 31 December 2004 to €633 million; and (vi) certain other financial and tax items.

Accordingly, as a consequence of the Spin-Off and until the Merger is consummated, Tim will maintain control of Tim Italia, the owner of the Domestic Mobile Division, and of Tim International. Upon completion of the merger Telecom Italia will become the direct holder of 100% of the capital of both companies.

For more information on the Spin-Off, see Section 2.1(c).

*        *        *

This Information Document is available to the public: at Telecom Italia’s registered office at 2 Piazza degli Affari, Milan; at Tim’s registered office at 6 Via Cavalli, Turin, and at its corporate headquarters at 152 Via Pietro De Francisci, Rome; at Borsa Italiana’s registered office; and at the office of Telecom Italia North America Inc., 745 Fifth Avenue, New York, NY 10151. It has also been posted on the websites of Telecom Italia and Tim, at respectively www.telecomitalia.it and www.investor.tim.it.

SELECTED CONSOLIDATED FINANCIAL DATA FOR THE TELECOM ITALIA AND TIM GROUPS FOR FISCAL YEAR 2004

	Tim Group	Telecom Italia Group
(millions of euro)	Year 2004 (historical)	Year 2004 (historical)	Year 2004 (pro forma)(°)
Statement of income data
Sales and service revenues	12,900	31,237	31,237
Gross operating profit	6,052	14,528	14,528
Operating income before amortization of differences on consolidation	4,166	8,754	8,754
Operating income	4,073	7,200	6,565
Consolidated net income from ordinary activities (Parent Company’s interest)(1)(3)	2,167	1,269	1,469
Consolidated net income before minority interest	2,446	1,902	994
Consolidated net income (Parent Company’s interest)	2,353	781	974

(millions of euro)
Balance sheet and financial data
Net invested capital	7,930	49,386	61,443
Shareholders’ equity of which:	8,247	19,861	17,387
Parent Company’s interest	7,660	15,172	15,887
Minority interests	587	4,689	1,500
Net financial debt	(317)	29,525	44,056
Cash Flow(2)	4,255	8,548	8,275

(in euro)
Per share data(*)
Consolidated net income from ordinary activities (Parent Company’s interest)(1)(3) per:
Ordinary share	0.2521	0.0753	0.0763
Savings share	0.2641	0.0863	0.0873
Consolidated net income (Parent Company’s interest) per(3):
Ordinary share	0.2736	0.0448	0.0493
Savings share	0.2856	0.0558	0.0603
Cash flow(2) per share	0.4951	0.5337	0.4500
Consolidated shareholders’ equity (Parent Company’s interest) per share	0.8913	0.9473	0.8641

(*) Number of shares (at 31 December) for the computation of the data per share:
Ordinary shares	8,462,512,633	10,220,792,202	12,348,570,253
net of treasury shares	897,835	101,208,867	101,208,867

Savings shares	132,069,163	5,795,921,069	6,038,071,314

(°)	The pro forma column was prepared on the basis of the assumptions described in Section 5.

(1)	Consolidated net income from ordinary activities attributable to each group’s parent company was calculated on the basis of the share of the consolidated net income from ordinary activities attributable to the parent company, net of the applicable income taxes determined in accordance with the tax rate applicable for 2004.

(2)	Consolidated net income before minority interest plus amortization and depreciation.

(3)	This indicator was calculated considering the bylaw provisions requiring dividends on savings shares to exceed dividends on ordinary shares by an amount equivalent to 20% of the par value of the shares for Tim (Euro 0.012) and by 2% of the par value of the shares for Telecom Italia (Euro 0.0110).

INTRODUCTION					3
1.	RISK FACTORS				9
2.	INFORMATION REGARDING THE MERGER				19
	2.1	Summary description of the procedures and time limits for the transaction			19
	2.1(a)	The transaction: general aspects			19
	2.1(b)	The Tender Offer			21
	2.1(c)	The Spin-Off			22
		2.1.1	Description of the companies involved in the transaction		25
			2.1.1(a)	Absorbing company	25
			2.1.1(b)	Company to be Absorbed	34
		2.1.2	Procedures, time limits and conditions applying to the transaction		38
			2.1.2(a)	Values assigned to Telecom Italia and Tim, with reference also to expert appraisals	38
			2.1.2(b)	Valuation methods applied in determining the exchange ratios	39
			2.1.2(c)	Determination of the exchange ratios	43
			2.1.2(d)	Procedure for assigning Telecom Italia shares and their entitlement date	43
			2.1.2(e)	Withdrawal rights	43
			2.1.2(f)	Amendments to the bylaws	47
			2.1.2(g)	Date from which Tim’s transactions will be attributed to Telecom Italia and recorded, for Italian tax purposes as well, in its accounts	48
			2.1.2(h)	Italian tax effects	48
		2.1.3	Expected major shareholdings and control of the post-Merger Telecom Italia		49
		2.1.4	Effects of the Merger on shareholders’ agreements falling within the scope of Article 122 of the Consolidated Law involving shares of the companies participating in the Merger		50
	2.2	Reasons for and purposes of the transaction			50
		2.2.1	Reasons for and purposes of the transaction with specific regard to operating objectives		50
		2.2.2	Plans prepared by the companies participating in the Merger with regard to the business prospects and possible restructuring and/or reorganization		52
	2.3	Documents made available to the public and the places in which they can be consulted			54
3.	SIGNIFICANT EFFECTS OF THE TRANSACTION				55
	3.1	Significant effects of the transaction on the key factors that influence and characterize the activity of the companies participating in the Merger and the types of business engaged in			55
	3.2	Implications of the transaction for the strategies concerning business and financial dealings between Group companies or the centralized supply of services			55
4.	TIM’S OPERATING, FINANCIAL AND CASH FLOW DATA				57
	4.1	Comparative tables of the TIM Group’s reclassified consolidated income statements and balance sheets for financial years 2004 and 2003 with explanatory notes			57
		4.1.1	TIM Group’s reclassified consolidated income statements and balance sheets for financial years 2004 and 2003 with explanatory notes		57
		4.1.2	TIM Group’s reclassified consolidated financial statements at 31 December 2004 and 2003 with explanatory notes		60
		4.1.3	Tim Group’s cash flow for financial years 2004 and 2003 and net financial position at 31 December 2004 and 2003		63
	4.2	Auditors’ opinion on the consolidated financial statements for 2004 and 2003			63
5.	TELECOM ITALIA PRO FORMA OPERATING AND FINANCIAL DATA				65
	5.1	Pro forma consolidated balance sheet and consolidated income statement for the year ended 31 December 2004			67
		5.1.1	Description of the pro forma adjustments to the historical consolidated financial statements reclassified as at and for the year ended 31 December 2004		69
		5.1.2	Purpose of the presentation of the pro forma financial statements		69
		5.1.3	Assumptions underlying the preparation of the pro forma financial statements		69
	5.2	Historical and pro forma data per share			72
	5.3	Auditors’ report on pro forma financial statements			72
6.	OUTLOOK FOR THE ABSORBING COMPANY AND FOR THE GROUP IT HEADS				73
	6.1	General indications regarding business since the close of the 2004 fiscal year			73
	6.2	Information permitting a reasonable forecast of the results for the current year			73
ANNEXES					75

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1.  RISK FACTORS

The principal risk factors or significant uncertainties regarding the Merger covered by this Information Document and the activities of Telecom Italia and the Telecom Italia Group, including upon completion of the Merger, are indicated below.

Objectives

The Merger, as explained more fully in Section 2.2, satisfies a series of business needs prompted by the progressive convergence between fixed and mobile communications platforms.

Market evolution and the defense of the value creation requires business models to adapt and organizational strategies to change, an objective that the merger of Tim into Telecom Italia is intended to promote. In fact, the Merger is intended to simplify the Group’s ownership structure and ensure the unitary governance of business processes, thereby enabling Telecom Italia to exploit the opportunity to achieve the synergies that are expected to derive from integrated management of fixed and mobile communications business.

The achievement of the Merger’s business objectives could be influenced by a number of factors, including, but not limited to, the ability of Telecom Italia to:

•	carry out an effective reorganization of the different corporate structures, avoiding overlap;

•	optimize the interaction between the different business areas;

•	continue with the policy of curbing costs;

•	develop and introduce new technologies and value-added services;

•	maintain an adequate level of investment with respect to continual technological innovation;

•	face the increase in competition in the market and the attendant policy of price cutting for the services offered by the different operators.

Furthermore, achievement of the objectives could also depend on factors that are beyond the control of Telecom Italia, such as unfavourable economic and market developments.

In the first few days of April 2005 Telecom Italia will finalize the estimates of the potential economic and financial benefits foreseen in the 2005-2007 three-year term, as a result of the re-organization plans. Such benefits are expected to be disclosed on the same day when Telecom Italia extraordinary shareholders’ meeting - which was called to approve the Merger (see Section 2.2.2) - takes place, and therefore they will be presented to the financial community, together with the three-year objectives for revenues, operating results and total cash flow generation, on April 8, 2005.

Beside the operational needs described in Section 2.2, the Merger is intended to pursue the following additional objectives:

•	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Telecom Italia’s current shareholders will have access to all the cash flow generated by the mobile communications business;

•	to enable Telecom Italia to optimize, in conjunction with the Tender Offer, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. Such a reduction in the weighted average cost of capital will foster the realization of the full value potential of the post-Merger Telecom Italia’s shares and thus the creation of value for the shareholders.

Debt

To cover part of the consideration connected with the Tender Offer, on 8 December 2004 Telecom Italia entered into an agreement with a syndicate of banks for bank financing of up to €12 billion.

The total consideration paid was approximately €13.8 billion, of which approximately €11.3 billion deriving from the above-mentioned financing. On 11 February 2005, using Telecom Italia’s own funds, the first tranche of the bank financing, amounting to €2.3 billion, was repaid early and consequently cancelled in full; the portion of the bank financing remaining to be repaid equals €9 billion.

As a result of the consideration paid by Telecom Italia for the Tim shares tendered in the Tender Offer, the net financial debt of the Telecom Italia Group, excluding the other costs related to the Tender Offer, rose by €13.8 billion, from €29.5 billion at 31 December 2004 to €43.3 billion.

This figure does not take into account the exercise of the call/put options under the agreement executed and disclosed to the market on 21 December 2004. The exercise of these options resulted in the purchase of approximately 42 million Tim ordinary shares and 21 million Tim savings shares for a total consideration of approximately €351 million, which was paid using Telecom Italia’s own funds.

However, as a consequence of the requests to convert “Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium” received by 10 March 2005 – the last day before the suspension of conversion rights before the annual shareholders’ meeting called to approve the annual financial statements (such conversion rights being again open to exercise as of 19 April 2005, that is ex dividend) – the net financial debt will have been reduced by approximately €2 billion.

It should be noted that on 17 March 2005 Telecom Italia made a note issue amounting to €850 million, with an annual coupon paying a fixed rate of 5.25% and a maturity date of 17 March 2055; this issue has no effect on the net financial debt, which remains unchanged since the proceeds of the note issue constitute easily realizable financial resources.

By contrast, the note issue impacts on gross financial debt: the €38.8 billion of gross financial debt at 31 December 2004 has in fact increased by €9 billion as a consequence of the financing of the Tender Offer and by an additional €850 million as a consequence of the above-mentioned note issue, although here again the approximately €2 billion deriving from the partial conversion of “Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium” will contribute to the reduction of gross financial debt.

It is expected that the bank financing used for the purposes of the Tender Offer and not yet repaid, equal to €9 billion, may be refinanced in the capital markets, depending on market opportunities and conditions, probably over the next two years. It is also expected that the progressive reduction in the debt incurred as a result of the Tender Offer will be made possible by the cash flow generated by the Absorbing Company, which is expected to be in line with the objectives disclosed to the market in March 2004.

The Group also aims to reduce its debt in the course of 2005, principally through the generation of cash flows. However, factors now unforeseeable, including, but not limited to, the deterioration of the general situation of the economy, could significantly affect debt reduction or the ability to refinance existing debt through further borrowing.

Possible recourse to additional financing and/or refinancing

The operation and development of our fixed and mobile telecommunications businesses, which will constitute the principal activities of the Group headed by Telecom Italia, require the implementation of major investment plans. In order to implement such plans, the Group may need to seek additional financing and/or refinance its existing debt, which will be dependent on the opportunities offered by the bank credit and capital markets. The future profitability of the Group could be affected by the Group’s ability to complete such transactions, which will be subject to the influence of market conditions and other external factors.

Competitive position

There is intense competition in the communications market in Italy, particularly in the fixed and mobile telephony sectors. The growth in competition has been spurred by the advent of the euro and the liberalization of the Italian telecommunications market (from 1 January 1998), which have made it easier for international operators to enter the Italian market and facilitated direct competition with Telecom Italia in fixed and mobile telephony and in local and long-distance markets.

A significant number of competitors offering fixed telephony services and three operators (beside Tim) offering mobile telephony services were present on the Italian market at 31 December 2004. The concentration and globalization of the communications market in Europe and elsewhere may lead to a further increase in competition, including in the domestic market. In any event, the coming years will see more resolute entry by international operators of equal standing alongside the existing ones. Direct competition with Telecom Italia in fixed and mobile telephony and in local and long-distance markets will therefore increase.

Notwithstanding Telecom Italia’s intent to make efficiency gains and innovate its network and services, and although our strategic plans anticipate an increase in the number of competing operators in all of our communications markets, the reduction in tariffs due to the growth of competition in the sector and the erosion of market shares could affect Telecom Italia’s and the Group’s revenues and margins in Italy.

Development of new products and services in the electronic communications sector

To sustain revenue growth in spite of more intense competition and the reduction of tariffs, the Group has adopted the strategy of introducing new fixed and mobile communications services, with a view to increasing traffic on its own networks and developing alternative revenue sources in addition to carrying voice traffic. These strategic projects involve and will continue to involve substantial investments of financial and human resources. Although these initiatives are fundamental for Telecom Italia’s strategy, it is possible that the company will be unable to launch new products and services on the market, or that the new products and services introduced will not obtain positive commercial results.

New technologies

Many of the services supplied by Telecom Italia have a high technological content. The development of new technologies in the future could render these services uncompetitive. Telecom has made substantial investments in new technologies in the past and must continue to do so in the future to remain competitive. However, the new technologies in which Telecom Italia invests could yield unsatisfactory commercial results. Furthermore, Telecom Italia might not succeed in obtaining the necessary licenses or authorizations to provide services based on new technologies in Italy or abroad. This could influence Telecom Italia’s ability to retain its existing customers or attract new ones, or could necessitate additional investments to retain existing customers.

Mobile communications services

In recent years Telecom Italia’s consolidated revenues have increased thanks largely to the rapid growth of mobile telecommunications business and the maintenance of sales revenues in the fixed telephony sector. However, the mobile telecommunications market is approaching maturity in the field of voice services, while its data and innovative value-added services component is expanding.

In 2004 Tim’s share of the total Italian market was equal to approximately 42%, with 26.3 million subscribers; this figure excludes 688,000 dormant subscribers, to ensure greater consistency between the number of subscribers and the growth of traffic. At the same time, the contribution of the foreign affiliates is growing, above all in Latin America, and with more than 27.5 million subscribers surpasses the number in the Italian market.

The Group has purchased two UMTS licenses to provide third-generation mobile telephony services in Italy and Greece, respectively. The acquisition of the licenses involved an outlay of, respectively, €2,417 million (for Tim) and €145 million (for TIM Hellas). Furthermore, the Group has had to make additional investments, required by the licenses, to create the UMTS infrastructures. Tim launched its UMTS services in Italy in the second half of 2004; it is therefore not yet possible to evaluate the market’s response.

The Group companies’ continued growth in the mobile communications market will depend on a number of factors, many of them beyond their control, including:

•	the activity of competitors;

•	the competitive and regulatory pressure on retail and wholesale prices;

•	the development and introduction of new technologies;

•	the development of substitutive services on other technological platforms and their penetration among customers;

•	the actual growth of the mobile communications market.

Internet and broadband services

The introduction of Internet and broadband services is an important element of Telecom Italia’s growth strategy and a means of increasing use of the network in Italy and extending activities outside Italy, particularly in Europe. Telecom Italia’s strategy is to flank traditional voice services with value-added contents and services for consumers and small and medium-sized enterprises. The company’s ability to realize this strategy with success could be adversely affected if:

•	utilization of the Internet in Italy grows more slowly than expected, owing to changes in Internet users’ preferences;

•	the penetration of broadband in Italy does not develop according to expectations;

•	competition increases owing to the entry of new competitors, concentration in the market or technological developments that introduce new platforms for Internet access and/or distribution, or because other operators provide better broadband connections than those Telecom Italia can offer.

Outside Italy, Telecom Italia’s ability to implement this strategy will also depend on its ability to acquire activities or networks or to utilize networks of other operators that allow the company to offer its own services.

Each of the above-mentioned factors could adversely affect the Group’s business and revenues.

Evolution of the regulatory framework

The activities that Telecom and Tim currently perform separately are carried out within the legislative and regulatory framework applicable in the European Union and Italy, just as the activities of the foreign affiliates are in conformity with the laws and regulations applicable in the individual countries in which the Group is present. In the same way, the post-Merger Telecom Italia will also be subject to applicable law and regulations.

In Italy, the regulatory framework for the communications sector was altered with the entry into force on 16 September 2003 of the new Electronic Communications Code which, among other things, transposed into Italian law the European directives pursuant to the “99 Review” regarding electronic communications networks and services (the “Access”, “Authorizations”, “Framework” and “Universal Service” directives). The Code was issued under Law no. 166 of 1 August 2002, which delegated authority to the Government to transpose the above-mentioned directives and adopt a Code. The Government’s mandate included the simplification of administrative processes and the express repeal of the body of outdated provisions. Among its major innovative features, the Code established procedures and criteria for the identification of remedies applicable to operators that have “significant market power”. In particular, such operators will be identified following specific market analyses of each of the eighteen markets, both retail and wholesale, in which it is considered necessary to intervene to protect free competition. In conformity with the Code, the Communications Authority has already initiated the process. The market analyses and the application of the related remedies for each of the eighteen markets are not likely to be completed before the second half of 2005. Accordingly, the fully operational phase of the Merger will coincide with the start of full implementation of the new legislative framework. In particular, pending the conclusion of the market analyses Telecom Italia will continue to be notified as an operator with a dominant position in four of the markets identified on the basis of the previous regulatory framework, until the new Code takes effect, and to be subject to all the relevant obligations.

It is likely that the set of remedies for Telecom Italia at the completion of the procedure described above will be tailored more closely to the competitive structure of the market and more closely calibrated to the actual nature of the residual obstacles to the development of competition. However, implementation of the new provisions and, in particular, the new measures that may be introduced in the future pursuant to them, as well as other changes in the legislative framework governing the communications market, could affect the operations of Telecom Italia, especially as regards the supply of new services, which today are not subject to any market analysis since they are not included among the eighteen markets that are the subject of the current evaluation.

As mentioned, the Absorbing Company is the dominant operator and, as such, is subject to a series of especially stringent regulatory requirements regarding fixed telephony and the access network, the most important of which are: the obligation to provide interconnection services to other operators and other wholesale services and to apply tariffs based on non-discriminatory costs and prices or subject to certain maximum limits (network caps and price caps). Even after the completion of the market analyses, the Absorbing Company might still be considered a dominant operator and the above-mentioned restrictions could therefore continue to apply to it after the Merger.

As in the case of Telecom Italia, under the new rules of the Electronic Communications Code Tim’s obligations as dominant operator for the market of mobile and personal communications have been provisionally confirmed, pending completion of the market analyses by the Communications Authority.

Possible amendments to the applicable legislation, in particular the easing or tightening of the restrictions and obligations to which the Group is subject, could affect the Group’s competitiveness. Decisions by the authorities of the sector concerning the issue, modification or renewal of licenses in favour of Group companies or third parties in Italy or other countries in which the Group operates, or further amendments to the provisions governing the sector, for example concerning carrier pre-selection, number portability and the liberalization of the last mile (local loop unbundling), could affect the Group’s results. Similar consequences could derive from changes in applicable tax law.

Malfunctioning of infrastructures

Telecom Italia’s technical infrastructures (including network infrastructures for fixed and mobile communications) are vulnerable to damage or service interruption due to computer malfunctions, power failures, natural events, terrorist acts, criminal acts, human errors and similar events. Unexpected problems at plants, infrastructure breakdowns, hardware or software failures, computer viruses and hacker attacks could adversely affect the quality of services and cause service interruptions. Such events could adversely affect traffic and revenues or harm the Group’s reputation.

Mobile communications and alleged risks for health

According to some studies, certain emissions of radio waves from wireless sets and transmission equipment could be associated with health problems and interfere with electronic devices. The possibility cannot be ruled out that exposure to electromagnetic fields or other emissions generated by wireless equipment will be considered hazardous to health in the future. The Group’s mobile telephony business could be harmed by such alleged risks for health, including in terms of a reduction in the number of customers, less use of mobile communications per customer or litigation.

Furthermore, although Italian law already sets strict limits regarding transmission equipment, the above-mentioned risks could induce lawmakers to introduce further restrictions on the construction of radio stations or similar infrastructures, which could be detrimental to the updating of the network and the marketing of new services.

Judicial proceedings pending

Management does not believe that the companies of the Group are parties to legal or arbitration proceedings which, if determined unfavorably to the Group, could have significant adverse effect on the financial position or the results of operations of the Group, taken as a whole.

On 19 November 2004 the Antitrust Authority notified the closure of its investigation A351, pursuant to which Telecom Italia was fined €152 million for alleged abuse of dominant position. Telecom Italia petitioned the Lazio Administrative Tribunal for annulment of the decision. On 16 February 2005 the Lazio Administrative Tribunal issued an order granting Telecom Italia’s request for suspension but only as regards the imposition of the fine. Subsequently, on 22 February 2005, the decision on the merits of the case was filed, showing that Telecom Italia’s petition had been granted in part. The publication of the reasons for the decision, now pending, will provide additional information regarding the applicability of the fine. In any event, the administrative dispute can be appealed before the State Council. In 2004 Telecom Italia allocated the full amount of the fine to a specific risk reserve.

On 23 February 2005 the Antitrust Authority decided to open an investigation of Tim, Vodafone Omnitel N.V. and Wind Telecomunicazioni S.p.A. for abuse of both individual and collective dominant position in the market for access to mobile network infrastructures and in the markets for termination on individual mobile networks, as well as for alleged collusive agreements in the access market, in the market for end-user mobile communication services and in commercial offers to business customers. The proceeding, which is to be concluded by 28 April 2006, is still in the initial phase. Accordingly, any evaluation regarding its outcome must be deferred until a later date.

Political and economic context

The activity of the Group depends on the general conditions of the economy in the countries in which it operates, particularly as regards the levels of interest rates, inflation and taxation. A significant worsening of such conditions could adversely affect Telecom Italia’s business and results. Radical changes in the economic or political field or alterations of the legislative framework or of the procedures for applying legislation in such countries could harm the companies in which the Group has invested or diminish the value of the investments made.

International activities

In recent years Telecom Italia has reviewed its international strategy, disposed of important non-core international businesses and chosen to focus its international strategy on:

•	consolidating its presence in Latin America, Europe and the Mediterranean basin;

•	developing international investments in high-growth market segments, such as wireless, data and Internet (broadband);

•	strengthening its role as a strategic partner in existing investments by increasing the transfer of its technological expertise and marketing know-how;

•	rationalizing its international portfolio by disposing of minority interests in non-strategic geographical markets.

Consistent with this strategy, Telecom Italia recently signed preliminary agreements for the sale of its holdings in Entel Chile (Chile) and Corporacion Digitel (Venezuela) and will continue to seek opportunities to divest non-strategic international activities.

Telecom Italia might not obtain a satisfactory return on its investments abroad.

Variations in exchange rates

The Group has made substantial investments abroad, mainly in US dollars, and has significantly expanded its activity outside the euro area, especially in Latin America.

Consequently, fluctuations in the euro’s exchange rate against other currencies could influence the Group’s business and results. The appreciation of the euro with respect to the currencies of countries in which the Group operates or has made investments would reduce the relative value of the Group’s revenues or assets in those countries and could therefore adversely affect the Group’s results or financial position. The results of business in Latin America in the last few years have been influenced by the local currencies’ performance vis-à-vis the euro. In particular, in 2004 the strengthening of the euro against the local currencies in Latin America caused a €150 million reduction in the revenues of the Mobile Business Unit.

Furthermore, the Group has raised funds denominated in currencies other than the euro, principally the US dollar, and may continue to do so in the future. The value of such liabilities will be influenced by movements in the currencies of the countries in which the Group operates with respect to the currency in which the financing is denominated. In general, the Group makes use of various foreign exchange forward transactions, swaps and options to manage the exposure to exchange rate risk on liabilities not denominated in euros. However, the management of exchange rate risk could prove ineffective, possibly because the necessary swaps and options may not be available on the financial market.

Variations in interest rates

The Group’s gross financial debt amounted to €38.8 billion at 31 December 2004. As mentioned, Telecom Italia obtained bank financing to cover part of the consideration connected with the Tender Offer for Tim ordinary and savings shares and repaid the whole of the first tranche of such financing early on 11 February 2005 (see Section 2.1.1b)). As a consequence of the Tender Offer, it is expected that in 2005 both the total amount of interest payable and the Group’s exposure relative to borrowings at variable interest rates will increase. The Group has executed derivatives transactions to cover the risk connected with the fluctuation of interest rates and diversify its borrowing parameters, with a view to reducing the cost of debt and its volatility within predetermined limits. However, fluctuations in interest rates could adversely affect the results of Telecom Italia and the Group.

Valuation adjustments

In recent years the market performance of telecommunications shares, the credit ratings of telecommunications operators and the revision of Group economic and financial forecasts have led Telecom Italia to make sizable value adjustments for losses on assets (principally differences on consolidation) that had significant negative effects on the income statement in the 2001 and 2002 fiscal years.

Although such effects were much smaller in 2003 and 2004, the possibility cannot be ruled out that the phenomena in question will cause further value adjustments to be made in the future for losses on assets.

Ownership structure

Telecom Italia is not subject to direction and coordination pursuant to Article 2497 et seq. of the Civil Code nor to the control of any person pursuant to Article 93 of the Consolidated Law.

As a consequence of the provision in Telecom Italia’s bylaws requiring the slate voting system to be used for the election of the Board of Directors, in the shareholders’ meeting of 6 May 2004 Olimpia S.p.A. (“Olimpia”), as the largest shareholder with a holding at the time of approximately 17%, determined the election of 15 of the 19 incumbent directors.

Marco Tronchetti Provera and Carlo Orazio Buora, respectively Chairman and Managing Director of Telecom Italia, are also, respectively, Chairman and Managing Director of Pirelli & C. S.p.A., which currently holds approximately 57.66% of the share capital of Olimpia. Marco Tronchetti Provera is also Chairman of Olimpia, while Carlo Orazio Buora is a member of that company’s Board of Directors.

Olimpia is a holding company, and the operating company in which it invests is Telecom Italia. Accordingly, should Olimpia be unable to obtain further financing from its own shareholders, present or future, or from other sources, it would be completely dependent on the dividends paid on Telecom Italia shares for the satisfaction of its own financing needs (including repayment of the existing debt). In such circumstances, Telecom Italia’s decisions regarding the level of dividends to pay to the shareholders could be influenced primarily by the needs of Olimpia.

However, Telecom Italia’s financial position is independent of that of Olimpia, and Telecom Italia has no obligation to repay Olimpia’s debt inasmuch as they are two distinct legal persons.

At 16 March 2005 Olimpia held 21.80% of the ordinary share capital of Telecom Italia. Upon completion and as a consequence of the Merger, Olimpia’s holding in the capital of the post-Merger Telecom Italia will be diluted and, according to current estimates, could fall to a percentage close to that (approximately 17%) held before the capital increase that Olimpia approved on 22 December 2004 following and in connection with the announced consolidation of the Telecom Italia Group.

In any case, upon completion of the Merger no shareholder is expected to control Telecom Italia.

Special powers of the Minister for the Economy and Finance

Article 22 of Telecom Italia’s bylaws grant the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities, pursuant to Article 2 of Law 474 of 30 July 1994. These powers permit the Minister: (i) to approve the acquisition of holdings equal to at least 3 per cent of Telecom Italia’s share capital represented by shares with voting rights in the ordinary shareholders’ meeting; and (ii) to veto the adoption of certain resolutions by the extraordinary shareholders’ meeting, including resolutions to merge or divide the Company or to eliminate or amend such special powers.

At the end of the meeting of its Board of Directors on 7 December 2004, Telecom Italia, pursuant to Article 22.b) of its bylaws and Article 2 of Law 474 of 30 July 1994, notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Group.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’ meeting.

However, the clause of Telecom Italia’s bylaws concerning special powers will be retained even after the Merger, Consequently, the subjection of Telecom Italia to the powers of approval and veto of the Minister for the Economy and Finance could affect its contestability and the execution of major corporate actions.

International accounting standards

Until 2004 Telecom Italia drew up its consolidated financial statements in accordance with Italian accounting standards. In June 2002 the Council and the Parliament of the European Union published a Regulation requiring all companies listed on regulated securities exchanges in the European Union to apply International Financial Reporting Standards (IFRS, previously known as International Accounting Standards, or IAS) in preparing their consolidated financial statements from 1 January 2005. The difference between the consolidated financial statements of Telecom Italia prepared according to IFRS and those prepared according to Italian accounting standards (Italian GAAP) could affect the methods adopted by the financial community in evaluating Telecom Italia’s results.

The information reported below was illustrated to financial analysts on 16 March 2005; such information should be considered as preliminary and liable to amendments and has been prepared on the basis of IAS / IFRS currently in force and following the interpretations currently available. External auditors Reconta Ernst & Young have been engaged to check the data concerning the transition process and such review is presently under way.

Based on the foregoing, the effects on the 2004 consolidated financial statements arising from the adoption of IAS / IFRS are as follows:

•	an increase in operating income by €0.4 billion (from €7.2 billion to €7.6 billion), net of €0.6 billion of net charges reclassified from extraordinary items under Italian accounting standards which are no longer allowed under IAS/IFRS;

•	an increase in consolidated net income (Parent Company’s interest) by €1 billion (from €0.8 billion to €1.8 billion);

•	an increase in consolidated shareholders’ equity (Parent Company’s interest) by €1.2 billion (from €15.2 billion to €16.4 billion);

•	an increase in net financial debt by €3.3 billion (from €29.5 billion to €32.8 billion).

In particular, the main impacts can be summarized as follows:

•	goodwill arising on consolidation: this item is no longer regularly amortized in the income statement but is subject to an impairment test at least once a year. For the fiscal year 2004 such change results in an increase of the shareholders’ equity, in particular the consolidated net income, by €1.5 billion, fully attributable to the elimination of the amortization;

•	consolidation area: all subsidiaries must be consolidated on the basis of the shares owned even if previously classified as current assets under Italian GAAP; also Special Purpose Entities set up for specific transactions shall be consolidated. As a consequence, the consolidation of the special-purpose entity TISV (set up for securitization operations purposes) results in an increase in net financial debt by €0.7 billion and no significant impacts on net income and shareholders’ equity;

•	sale and lease-back transactions: some real estate sales completed by the Telecom Italia Group in prior years (2000-2003) with simultaneous lease-back contracts over 19-21 years, classified as operating leases according to Italian accounting principles, are classified under IAS/IFRS as sale and financial lease-back transactions. Accordingly, leased assets and the residual amount of the corresponding financial liability shall be recognized in the balance sheet, while depreciation and interest charges (instead of rentals) are recognized in the income statement and the gain realized at the disposal is deferred over the terms of the lease contracts. The different accounting treatment of these real estate transactions lead to an increase in net financial debt at the end of 2004 of €1.6 billion, and a decrease in shareholders’ equity of €0.2 billion, including a decrease of €0.1 in net income;

•	factoring transactions: the adoption of IAS 39, particularly the provisions regarding the derecognition of financial assets (accounts receivable), leads to a more restrictive interpretation of the conditions needed for recognizing the sale of accounts receivable and, consequently, an increase in net financial debt by €0.8 billion inasmuch as the proceeds of the sale are considered a borrowing;

•	provisions for risks and charges: the requirements specified by IFRS entail a more restrictive interpretation of the conditions needed for recognizing these liabilities. In particular, under IFRS the opening balance sheet at 1 January 2004 reflects a positive adjustment to the opening shareholders’ equity due to the reversal of some provisions for risks and charges recognized under Italian accounting standards. This different accounting treatment results in a reduction of €0.1 billion in 2004 net income under IFRS, as a consequence of the reversal of the uses of provisions recorded in the same fiscal year in the income statement under Italian accounting standards;

•	revenues: under Italian accounting standards, revenues from activating telephone service and recharging prepaid cards are accounted for immediately in the income statement, whereas under IFRS they are treated as deferred revenues, as well as the related costs, to be amortized over the expected duration of the customer contract, with a consequent negative effect on the shareholders’ equity as of 31 December 2004 by €0.3 billion of which €0.1 billion on 2004 net income;

•	convertible and exchangeable bonds: under IFRS the value of these compound financial instruments must be split between the debt component and the option component. As regards bonds convertible into own shares the value of the option is classified in shareholders’ equity while as regards the bonds exchangeable for shares issued by other entities (Group or third parties) it is classified as a financial liability and measured at fair value at each period end. This different accounting treatment results in a reduction in net financial debt at 31 December 2004, by €0.3 billion, a decrease in net income for 2004 by € 0.1 billion and an increase in shareholders’ equity by €0.4 billion;

•	derivative instruments: under Italian accounting standards these financial instruments are normally treated as off-balance-sheet items and adequately disclosed in the footnotes to the financial statements, whereas under IFRS they are recognized in the balance sheet at fair value. The different accounting treatment results in a negative impact on shareholders’ equity at 31 December 2004 by €0.1 billion and an increase in net financial debt by €0.3 billion;

•	options on Tim shares: the binding commitment arisen at the end of 2004 to purchase Tim shares in the first months of 2005 (as a financial transaction connected with the integration between Telecom Italia and Tim) involves consolidating a further interest in Tim and recording a financial liability in the balance sheet at 31 December 2004 under IFRS, with a consequent increase in net financial debt by €0.4 billion, since, under Italian accounting standards, such commitments are treated as off-balance-sheet items;

•	treasury shares: under Italian accounting principles treasury shares are recognized as assets and a specific restricted reserve shall be recorded in shareholders’ equity; under IAS/IFRS treasury shares shall be recognized as a reduction of shareholders’ equity. Such different accounting treatment results in a reduction in shareholders’ equity as of 31 December 2004 by €0.4 billion.

Pro forma data

The main accounting impacts of the Merger are reported in the “Selected consolidated financial data for the Telecom Italia and Tim groups for the fiscal year 2004” in the Year 2004 pro forma column. In connection with the pro forma consolidated financial data it shall be pointed out that these data have been prepared on the basis of the Italian accounting standards. For further details see the following section 5. However, in the 2005 consolidated financial statements the Merger will be accounted for in accordance with IAS/IFRS; the main accounting impacts arising from the application of IAS/IFRS to the Merger are described in a specific section (“IAS/IFRS adoption”) in the paragraph 5.1.3 under the section 5.

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2.  INFORMATION REGARDING THE MERGER

2.1  Summary description of the procedures and time limits for the transaction

2.1(a)  The transaction: general aspects

The transaction covered by this Information Document, which will be submitted for approval to the shareholders’ meetings of Telecom Italia and Tim, consists of the merger of Tim with and into Telecom Italia pursuant to Article 2501 et seq. of the Civil Code. Since the transaction involves companies with securities listed on an Italian regulated securities exchange, it is also subject to the Consolidated Law and the Consob Regulation.

The Merger is the last step in the plan for the reorganization of the Group headed by Telecom Italia, which also includes the Tender Offer and the Spin-Off (described in Sections 2.1(b) and 2.1(c) respectively). When the Merger becomes effective, Telecom Italia will succeed to all of Tim’s legal rights and obligations in respect of the latter’s assets and liabilities, except for those pertaining to the Domestic Mobile Division transferred in the Spin-Off. These rights and obligations are held by Tim Italia, which will be wholly owned by Telecom Italia upon completion of the Merger.

On 7 December 2004 the Boards of Directors of Telecom Italia and Tim approved the guidelines of the Merger and commenced the preliminary work needed to prepare the merger plan to be submitted to their respective shareholders’ meetings for approval. On 23 January 2005, the Boards of Directors of Telecom Italia and Tim approved the plan for the merger of Tim with and into Telecom Italia (attached herewith as Annex I) and called the extraordinary shareholders’ meetings for 5, 6 and 7 April 2005 (Telecom Italia) and 5 and 6 April 2005 (Tim). The reports on the merger plan of the Boards of Directors of Telecom Italia and Tim are attached herewith as Annexes II and III, respectively.

For purposes of the Merger, reference has been made, in accordance with Article 2501-quater of the Civil Code, to the balance sheets of Telecom Italia and Tim at 30 September 2004 (attached herewith as Annexes IV and V).

For purposes of issuing the report on the fairness of the exchange ratios, i accordance with Article 2501-sexies of the Civil Code the Milan Court appointed as expert for Telecom Italia the accounting firm of Mazars & Guerard S.p.A. and the Turin Court appointed as expert for Tim the accounting firm Reconta Ernst & Young S.p.A. These experts issued their respective reports on 28 February 2005 (see Annexes VI and VII).

The bylaws of Telecom Italia will not be amended as a consequence of the Merger, apart from the amendments described in Section 2.1.2(f).

The intention of Telecom Italia and Tim is to arrange for the Merger to become effective by the end of June 2005.

Since the transaction involves the incorporation into Telecom Italia of a subsidiary, the Merger will result in the cancellation without exchange of the Tim ordinary and savings shares held by Telecom Italia at the effective date of the Merger and the assignment to the holders of Tim ordinary and savings shares other than Telecom Italia of ordinary and savings shares issued by Telecom Italia. These shares will be assigned on the basis of the exchange ratios described in Section 2.1.2(c). The treasury shares held by Tim will also be cancelled without exchange in accordance with Article 2504-ter, paragraph 2, of the Civil Code.

With effect from the 2005 fiscal year, Telecom Italia will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS, while, for the statutory financial statements of Telecom Italia S.p.A., the new accounting standards will be applied with effect from the 2006 fiscal year.

Accordingly, the Merger will result in the application of the following accounting treatments:

•	Statutory financial statements of Telecom Italia S.p.A. for the year ending 31 December 2005. For purposes of Italian GAAP, the Merger will be accounted for at book value. Such treatment gives rise to both a cancellation deficit (the difference between the book value of the Tim shares held by Telecom Italia, including those acquired through the Tender Offer, and the value of the corresponding portion of shareholders’ equity) and an exchange deficit (the difference between the increase in share capital for the exchange and the portion of Tim shareholders’ equity acquired). The cancellation deficit will be allocated to increase the book value of Tim assets at the time of the Merger (the equity interests in Tim Italia and Tim International), while the exchange deficit will be allocated to the reduction of the reserves included in Telecom Italia’s shareholders’ equity.

•	Consolidated financial statements of the Telecom Italia Group for the year ending 31 December 2005. For purposes of IAS/IFRS currently in force, the Merger will be accounted for using the purchase method, i.e., by valuing the newly issued shares given in exchange to minority shareholders at their fair value at the effective date of the Merger. The difference between the fair value of the newly issued shares and the portion of Tim shareholders’ equity acquired through the Merger will be recorded as goodwill.

Upon completion of the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A. and on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents ten ordinary or savings shares). By contrast, with effect from 8 March 2005, Telecom Italia’s ordinary shares have been delisted from the Frankfurt Stock Exchange following the decisions adopted by its Board of Admission.

Savings shares

As part of the share exchange, the Absorbing Company will assign holders of Tim savings shares newly issued savings shares of Telecom Italia.

It should be noted that, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller percentage dividend premium compared with ordinary shares than that to which holders of Tim savings shares are currently entitled compared with Tim ordinary shares.

In fact, whereas Tim savings shares give their holders, in addition to the right to a preferential dividend of up to 5% of their par value, the right to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value (€0.06 per share), Telecom Italia savings shares give their holders the right to a preferential dividend of up to 5% of their par value and the right to a premium with respect to any dividend distributed to ordinary shareholders equal to only 2% of their par value (€0.55 per share).

Because of these different rights, the resolution approving the Merger Plan will be submitted for approval to the special meeting of Tim savings shareholders called for 6, 7 and 8 April 2005; holders of Tim savings shares who do not vote in favour of the Merger will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, point g), of the Civil Code. For more information on the withdrawal rights, see Section 2.1(e).

It should be noted, however, that from a substantive economic perspective, the exchange will lead to an improvement in the entitlement to profits of Tim savings shareholders in terms of the quantification of their premium, since each Tim savings share with a par value of €0.06 will be exchanged for more than one Telecom Italia savings share with a par value of €0.55 (on the basis of the exchange ratio of 2.36 Telecom Italia savings shares for each Tim savings share; see Section 2.1.2(c) below), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value of €0.55 x 2.36 = €1.30, instead of €0.06. Therefore, the post-exchange dividend premium for holders of Tim savings shares will increase as a consequence of the exchange for Telecom Italia savings shares – with respect to the dividend premium compared with ordinary shares – from the current value for each Tim savings share held of 20% x €0.06 = €0.012 to 2% x €1.30 = €0.026. In this way, the right to a smaller premium in relative terms will be more than compensated in absolute terms.

Convertible bonds issued by Telecom Italia

On 14 December 2004, Telecom Italia published a notice in the Italian Official Gazette concerning the right of holders of Telecom Italia’s 1.5% 2001-2010 convertible bonds with redemption premium to exercise their conversion rights under Article 2503-bis, second paragraph, of the Civil Code.

The above-mentioned bonds are continuously convertible subject to the provision on the suspension of conversion rights contained in Article 6(iv) of the terms and conditions of the bonds. Under these terms and conditions, conversion rights were suspended from the day after the meeting of the Board of Directors that called the shareholders’ meeting to approve the Merger Plan. However, as announced on 31 December 2004 and specified in notices published in newspapers on 24 January and 25 February 2005, as a result of the addition of the approval of the annual financial statements to the agenda of such shareholders’ meeting, the special provision under the terms and conditions for the case in which the shareholders’ meeting is called to approve the distribution of a dividend was applied. Accordingly, from 25 February 2005, it was again possible to exercise conversion rights. From the fifteenth day subsequent to the meeting of the Board of Directors that called the shareholders’ meeting to examine the draft financial statements for the year ended 31 December 2004 (held on 24 February 2005), i.e. from 11 March 2005 until the ex dividend date (which it has been proposed should be 18 April 2005), inclusive, the right to exercise conversion rights is again suspended. Pursuant to the terms and conditions of the bonds it will again be possible to exercise conversion rights as of 18 April 2005.

2.1(b)  The Tender Offer

Pursuant to Article 102 et seq. of the Consolidated Law, Telecom Italia made a voluntary partial tender offer for Tim ordinary shares and a voluntary tender offer for all Tim savings shares. The Tender Offer, which commenced on 3 January 2005 and terminated on 21 January 2005, represented the first step in the Group’s reorganization plan and must be considered as connected with and serving the purposes of the Merger.

With a view to the Merger, the Tender Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since, in implementing the Merger, the Tim shares held by Telecom Italia will be cancelled without exchange, Telecom Italia’s acquisition of Tim shares in the Tender Offer has increased the proportion of Tim’s share capital not subject to exchange. This will have a positive effect on earnings and free cash flow yield per share, to the benefit of all the shareholders of the Company resulting from the Merger. From a financial perspective, instead of issuing equity in exchange for the shares acquired by Telecom Italia, there is an increase in Telecom Italia’s net debt as a result of the settlement of the obligations arising from the Tender Offer. The cost of this new debt - in terms of after-tax net financial expense - is lower than the cost - in terms of the expected dividends - which would have been incurred on the equity that would have been in exchange for Tim shares if they had not been purchased in the Tender Offer.

The Tender Offer was for 2,456,534,241 Tim ordinary shares and 132,069,163 Tim savings shares at a price of €5.6 for each ordinary share and each savings share. The effectiveness of the Tender Offer was subject, among other things, to the condition that the shares tendered for both classes should reach the threshold of two thirds of the quantity that was the subject of the offer (without prejudice to the right of Telecom Italia’s Board of Directors to decide to purchase any smaller quantity of ordinary and/or savings shares tendered and to proceed with the reorganization plan by effecting the Merger.

In its meeting on 22 December 2004, Tim’s Board of Directors, taking into account the opinions expressed by the financial advisors – Lazard & Co. S.r.l. (Sole Lead Advisor) and Credit Suisse First Boston, as well as Merrill Lynch International, Milan office, and Studio Casò, represented by Mr. Angelo Casò, on the recommendation of Tim’s Internal Control Committee – judged the consideration offered by Telecom Italia for Tim’s ordinary and savings shares to be fair and expressed a favorable opinion on the Tender Offer.

At the end of the acceptance period, the following shares had been tendered: 2,639,154,665 ordinary shares (corresponding to approximately 31.2% of Tim’s ordinary share capital and approximately 107.4% of the ordinary shares that were the subject of the ordinary share offer) and 8,463,127 savings shares (corresponding to approximately 6.4% of Tim’s savings share capital and of the savings shares that were the subject of the savings share offer). Following the proration of the Tim ordinary shares tendered, Telecom Italia therefore owned 7,190,583,124 Tim ordinary shares, corresponding to approximately 84.8% of the company’s ordinary share capital and approximately 85.539% of its total share capital, and 8,463,127 Tim savings shares, corresponding to approximately 6.4% of the company’s savings share capital and approximately 0.098% of its total share capital.

Telecom Italia’s Board of Directors assessed the results of the Tender Offer favorably, especially in view of the fact that the Tim ordinary shares tendered exceeded the number of Tim ordinary shares subject to the Tender Offer, and decided to waive the Tender Offer effectiveness conditions concerning the minimum threshold of acceptances for Tim savings shares, thereby confirming the effectiveness of the Tender Offer, and accepting the purchase of the smaller quantity of Tim savings shares tendered, and proceeding with the integration process.

The Tender Offer consideration was paid on 28 January 2005.

On the basis of the results of the Tender Offer, the total consideration paid by Telecom Italia for the Tim shares tendered was approximately €13.8 billion. Of this amount, €2.5 billion was paid by using Telecom Italia’s own funds and approximately €11.3 billion was raised through bank financing agreed on 8 December 2004 with a syndicate of banks for up to a maximum of €12 billion (the “Bank Financing”; for more information see below). Subsequently, on 11 February 2005, using Telecom Italia’s own funds, the first tranche of the Bank Financing, amounting to €2.3 billion, was repaid early and consequently cancelled in full; the portion of the bank financing remaining to be repaid is therefore equal to €9 billion.

It should also be noted that as a result of the post-Tender-Offer exercise of put options under the above-mentioned contract executed on 21 December 2004, Telecom Italia purchased 42 million additional Tim ordinary shares and therefore owns at the date of this Information Document a total of 7,232,583,124 Tim ordinary shares (including those acquired in the Tender Offer), corresponding to approximately 85.5% of the company’s ordinary share capital. In addition, as a result of the exercise of the call options under the aforementioned agreement, dated as of 21 December 2004 (for approximately 21 million Tim savings shares), the execution of securities lending agreements (for approximately 37 million Tim savings shares) and the purchase on the market of 5,063,816 Tim savings shares, as of 18 March 2005 Telecom Italia is entitled to vote approximately 54.16% of the shares entitled to vote in the special meeting of Tim savings shareholders called to approve the Merger resolution.

Financing of the Tender Offer

Telecom Italia paid the consideration connected with the Tender Offer by using €2.5 billion of its own funds and drawing on the Bank Financing for approximately €11.3 billion. The first tranche of the Bank Financing disbursed, amounting to €2.3 billion, was repaid early and consequently cancelled in full.

Telecom Italia executed the Bank Financing agreement with a syndicate of banks led by JP Morgan plc (Global Coordinator), Mediobanca, MCC, UniCredit Banca Mobiliare S.p.A. and Banca Intesa S.p.A. (Mandated Lead Arrangers). The Bank Financing provided for up to a maximum of €12 billion in loans and is divided into three repayment tranches of respectively €3 billion, €6 billion and €3 billion with different maturities (12, 36 and 60 months, with Telecom Italia having the option, at its discretion, to extend the maturities of the first two tranches – provided no event of default occurs and there is no early termination of the Bank Financing – by 12 months and 9 months, respectively). The Bank Financing is not backed by a pledge or any other form of security and provides for no financial covenants.

As a result of the disbursement connected with payment of the Tender Offer consideration, the net financial debt of the Telecom Italia Group, equal to approximately €29.5 billion at 31 December 2004, amounted, excluding the other costs related to the Tender Offer, to just under €43.3 billion. This figure does not take into account the exercise of call options for approximately 42 million Tim ordinary shares and 21 million Tim savings shares, previously disclosed to the market and amounting to approximately €351 million. It should be noted, however, that following requests to convert Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium received by 10 March 2005 – the last day before the start of the suspension of conversion rights, which it will again be possible to exercise as of 19 April 2005 – and not yet effected, the net financial debt will already have been reduced by approximately €2 billion as a consequence of the issuance of the corresponding conversion shares.

The amount borrowed under the Bank Financing for the Tender Offer and not yet repaid, equal to €9 billion, may be refinanced in the capital markets, depending on market opportunities and conditions, probably over the next two years. The progressive reduction in the debt incurred as a result of the Tender Offer will be made possible primarily by the cash flow that will be generated, which is expected to be in line with the objectives disclosed to the market in March 2004.

The increase in debt following the Tender Offer has not led to a reduction in Telecom Italia’s credit rating (currently Baa2 for Moody’s, BBB+ for Standard & Poor’s, and A- for Fitch). It should be noted that Standard & Poor’s and Fitch, while confirming their respective ratings, have revised their outlooks from positive to stable and from stable to negative, respectively. The rating agencies arrived at these conclusions on the basis of the maximum estimated consideration payable in connection with the Tender Offer, equal to approximately €14.5 billion.

2.1(c)  The Spin-Off

On 23 January 2005, the Board Of Directors of Tim approved the Spin-Off whereby the Domestic Mobile Division was transferred to Tim Italia, a company established on 29 December 2004 by means of a unilateral act having its registered office in Milan at 2 Piazza degli Affari.

On 24 February 2005, Tim Italia’s extraordinary shareholders’ meeting approved a capital increase in kind for the Spin-Off, to be paid for with the transfer of the Domestic Mobile Division; the deed of transfer was executed at the same time. The Spin-Off accordingly became effective on 1 March 2005, after the filing with the Milan Company Register on 25 February 2005 of the above-mentioned resolution to increase Tim Italia’s share capital with the contemporaneous transfer of the Domestic Mobile Division.

As a result of the Spin-Off, Tim Italia succeeded to the authorizations held by Tim for the provision of mobile communications services in Italy, and to all the licenses (including those assigned temporarily to Tim at the date of the transfer of the Domestic Mobile Division), numbering systems and/or radio frequencies that were already the subject of a franchise, license or general authorization, and to the special authorizations following declarations of the commencement of activities.

By maintaining the autonomy of the Domestic Mobile Division, the Spin-Off is in line with an assessment of what would be desirable from a regulatory and accounting perspective in the context of the overall reorganization plan and is an efficient way to meet the need for transparency in the relationship between fixed and mobile communications.

As specified in Section 2.2, the Merger, together with the Spin-Off, will maintain the Domestic Mobile Division under an unlisted, wholly owned subsidiary of Telecom Italia, thereby creating the conditions that will allow Telecom Italia to best exploit the potential synergies offered by the fully integrated management of the fixed and mobile communications businesses. The new 100% ownership structure will in fact make it possible to benefit from the operational synergies described in Section 2.2, since the absence of minority shareholders and the fact that TIM Italia is unlisted will ensure the high degree of management and operational flexibility needed to grasp these opportunities to the full, while meeting competitive and regulatory requirements.

The above mentioned assessment of what would be desirable from an accounting perspective, was also affected by the current lack of specific accounting rules for the merger under IAS/IFRS for separate financial statements purposes.

For Italian income tax purposes, pursuant to Article 176.1 of the Consolidated Income Tax Law (Presidential Decree No. 917 of 22 December 1986, as amended), the Spin-Off is a tax-neutral transaction and as such will not result in Tim recording capital gains or losses.

Domestic Mobile Division

The Domestic Mobile Division was valued on the basis of Tim’s balance sheet at 31 December 2004, as reported in the draft annual financial statements approved by Tim’s Board of Directors on 24 February 2005, and includes all the assets and liabilities and the legal rights and obligations related in any way to Tim’s domestic mobile communications business at the effective date of the transfer. In particular, all the employment contracts for employees and independent contractors involved in the Spin-Off have been transferred to Tim Italia.

At 31 December 2004 the business to be spun-off included:

A.	assets with a book value of €7,721 million, comprising: (i) tangible fixed assets, amounting to €2,196 million; (ii) intangible fixed assets amounting to €3,364 million; (iii) trade receivables, amounting to approximately €1,349 million; (iv) other receivables and accrued income and prepayments, totaling €768 million; (v) financial receivables and cash, amounting to €24 million; and (vi) inventories, amounting to €20 million;

B.	liabilities with a book value of €3,781 million, comprising: (i) trade payables, sundry payables and payables to employees and self-employed workers, and accrued expenses and deferred income, totaling €3,405 million; (ii) the reserve for employee termination indemnities, amounting to €105 million; (iii) reserves for risks and charges connected with the activity transferred, totaling €134 million; and (iv) the reserve for deferred taxes, amounting to €137 million.

The shareholders’ equity of the Domestic Mobile Division at 31 December 2004 amounted to approximately €3,940 million.

The items transferred at the values obtaining at the effective date of the Spin-Off did not include the following assets and liabilities related primarily to Tim’s international business, which were reported in Tim’s draft annual financial statements for 2004 at the following values: (i) Tim’s 100% equity interest in TIM International, the holding company for equity investments in foreign companies engaged in communications activities with a book value, including payments for future increases in capital, of €4,587 million; (ii) the reserves for risks and charges in respect mainly of guarantees issued on behalf of foreign affiliates, amounting to €211 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €395 million; (iv) the prepaid taxes, related to the international assets, totaling €587 million; (v) the balance of the current account held by TIM with Telecom Italia for the amount outstanding at the date of the transfer of the Domestic Mobile Division, equal at 31 December 2004 to €633 million; and (vi) certain other financial and tax items.

For the sake of completeness, column 1 in the table below shows Tim’s reclassified balance sheet at 31 December 2004. Columns 2 and 3 provide details of the company’s assets and liabilities allocated between Tim Italia and the post-Spin-Off Tim, respectively. The assets and liabilities of the post-Spin-Off Tim will be transferred to Telecom Italia as a result of the Merger.

Balance sheet data (millions of euro)	Tim at 31.12.2004	Tim Italia at 31.12.2004	Post-Spin- Off Tim at 31.12.2004
Intangibles, fixed assets and long term investments	10,171	5,583	8,528
Intangible assets:	3,364	3,364	—
Fixed assets	2,196	2,196	—
Long-term investments:
- equity investments and advances on future capital contributions	4,589	1	8,528
- other	22	22	—
Working capital	(1,209)	(1,627)	418
Inventories	20	20	—
Trade accounts receivable, net	1,347	1,347	—
Other assets	1,154	663	491
Trade accounts payable	(2,683)	(2,683)	—
Other liabilities	(1,145)	(696)	(449)
Reserves for employee termination indemnities and pensions and similar obligations	(108)	(108)	—
Deferred tax assets, net of reserve for income taxes	554	(33)	587
Other reserves for risks and charges	(342)	(131)	(211)
Capital and/or industrial grants	(6)	(6)	—

Net invested capital	8,962	3,956	8,946

Financed by:
Shareholders’ equity:	9,765	3,940	9,765
Share capital	516	414	516
Retained earnings and reserves	6,427	3,526	6,427
Net income for the period	2,822	—	2,822
Medium/long-term debt	—	—	—
Net short-term financial borrowings (liquidity)	(803)	16	(819)
Short-term borrowings	18	18	—
Liquid assets and short-term financial receivables	(817)	(2)	(815)
Financial accrued expenses (income), prepaid expenses and deferred income, net	(4)	—	(4)

Total net financial debt (liquidity)	(803)	16	(819)

Total net financing	8,962	3,956	8,946

Certain values in the above table reflect a classification that differs from that adopted for the appraisal of the Domestic Mobile Division under Article 2343 of the Civil Code, which was based on the classification principles provided for by the Civil Code.

Tim Italia’s share capital increase

For purposes of the transfer to Tim Italia, on 12 January 2005, upon Tim’s request, the President of the Court of Milan appointed Mr. Carlo Pastori, a Milan-based consultant, as the expert responsible for preparing the sworn appraisal report on the value of the Domestic Mobile Division, pursuant to Article 2343 of the Civil Code.

The expert appointed by the Court of Milan submitted the report, signed under oath on 24 February 2005, on the Domestic Mobile Division pursuant to and for the purposes of Article 2343 of the Civil Code.

In view of the Spin-Off and taking cognizance of the expert’s sworn appraisal report, in the extraordinary meeting held on 24 February 2005, Tim Italia’s shareholders resolved to increase the share capital, pursuant to and for the purposes of Article 2440 of the Civil Code, from €120,000.00 to €413,552,203.00, by authorizing the issuance of 413,432,203 shares with a par value of €1 each with normal entitlement to all the rights pertaining thereto and a share premium of €8.53 per share, for a total of €3,526,576,691.59, to be paid exclusively by means of Tim’s contribution of the Domestic Mobile Division.

Shareholders of Tim Italia

Tim Italia is wholly owned by Tim, which also controls Tim International. As a result of the Merger, Telecom Italia will own the entire share capital of both Tim Italia and Tim International.

Organizational structure of Tim Italia

Tim Italia considers it desirable to maintain an organizational structure for the Domestic Mobile Division analogous to that existing before the Spin-Off, based on a division between Staff and Line functions.

The Staff functions, which are placed directly under the Managing Director, serve to provide support, direction and control. They consist of Finance & Control, Human Resources, Legal and Corporate Affairs, Regulatory Affairs, Investor Relations, Security, and Mobile Business Development.

The Line functions are engaged in the operation and development of the mobile business; they are grouped in three “poles of functional integration” that report directly to the Managing Director. The three poles are: Marketing & Sales (concerned with handling the marketing mix on an integrated and thus with all the means for increasing revenues and the customer base); Operations (ensures unitary management of the main cost levers, consistency between technological developments and innovation strategy, and maximizes IT and Network synergy); and Coordination Mobile Business Unit International Operations (the Telecom Italia Group’s center of authority for the international activities of the mobile business).

Material agreements

Apart from the integration process associated with the Merger, in which the Spin-Off is set, there are no specific agreements between Tim and Tim Italia that are material to the Spin-Off.

2.1.1  Description of the companies involved in the transaction

2.1.1(a)  Absorbing company

Name

Telecom Italia S.p.A.

Registered office

Milan, 2 Piazza degli Affari (Corporate Headquarters in Rome, 41 Corso d’Italia).

Identity data

Telecom Italia is entered in the Milan Company Register. Its registration, tax and VAT number is 00488410010.

Share capital

On 14 March 2005, Telecom Italia’s fully paid-up share capital filed with the Company Register was €9,260,014,820,65, divided into 11,040,469,514 ordinary shares and 5,795,921,069 savings shares. Both Telecom Italia’s ordinary shares and its savings shares have a par value of €0.55 each.

Telecom Italia’s approved share capital (comprising that subscribed and paid up and that which can be issued for the conversion of convertible bonds and, in accordance with resolutions already adopted by Telecom Italia’s Board of Directors, for the exercise of stock options) is €11,702,411,105.

The bylaws state that resolutions to increase the share capital by issuing shares for cash may exclude pre-emption rights for up to a maximum of 10% of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the company’s independent auditors.

The bylaws also provide that, for five years starting from 6 May 2004, the Directors may make cash capital increases in one or more tranches, up to total amount of €880,000,000, by issuing up to 1,600,000,000 ordinary shares, all or part of which: (i) are to be offered with pre-emption rights to shareholders and holders of convertible bonds; or (ii) are to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, without pre-emption rights, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Article 134.2 of the Consolidated Law. Resolutions to increase the share capital adopted by the Board of Directors in exercising such powers must set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may also issue, in one or more tranches and for up to five years from 6 May 2004, convertible bonds up to a maximum amount of €880,000,000.

Corporate purpose

The company’s corporate purpose is:

–	the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

–	the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

–	the acquisition, provided it is not the company’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

–	the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation are expressly excluded.

Governing bodies

The members of Telecom Italia’s Board of Directors, which was appointed by the ordinary shareholders’ meeting of 6 May 2004 for three years (i.e. until the approval of the annual report for the year ending 31 December 2006), are as follows:

Name	Place and date of birth	Position
Marco Tronchetti Provera(1)	Milan - 18 January 1948	Chairman
Gilberto Benetton(1)	Treviso - 19 June 1941	Deputy Chairman
Carlo Orazio Buora(1)	Milan - 26 May 1946	Managing Director
Riccardo Ruggiero(1)(4)	Naples - 26 August 1960	Managing Director
Paolo Baratta(1)(3)	Milan - 11 November 1939	Director
John Robert Sotheby Boas(1)(3)	London - 28 February 1937	Director
Giovanni Consorte(1)	Chieti - 16 April 1948	Director
Francesco Denozza(2)(3)	Turin - 5 October 1946	Director
Domenico De Sole(1)(3)	Rome - 1 January 1944	Director
Luigi Fausti(1)(3)	Ancona - 9 March 1929	Director
Guido Ferrarini(2)(3)	Genoa - 8 August 1950	Director
Jean Paul Fitoussi(2)(3)	La Goulette (Tunisia) - 19 August 1942	Director
Gianni Mion(1)	Vò (Padua) - 6 September 1943	Director
Massimo Moratti(1)	Bosco Chiesanuova (VR) - 16 May 1945	Director
Marco Onado(1)(3)	Milan - 19 April 1941	Director
Renato Pagliaro(1)	Milan - 20 February 1957	Director
Pasquale Pistorio(2)(3)	Agira (EN) - 6 January 1936	Director
Carlo Alessandro Puri Negri(1)	Genoa - 11 July 1952	Director
Luigi Roth(1)(3)	Milan - 1 November 1940	Director

(1)	Directors elected from the slate presented by Olimpia S.p.A.

(2)	Directors elected from the slate presented by a group of asset management companies.

(3)	Independent director.

(4)	General Manager.

All the members of Telecom Italia’s Board of Directors are domiciled for purposes of the position at the company’s registered office in Milan, at 2 Piazza degli Affari.

Among other things, the ordinary meeting of Telecom Italia’s shareholders called for 5, 6 and April 2005 will enlarge the Board of Directors by increasing the number of directors to twenty-one and appointing two additional directors. The Board has proposed the appointment of Marco De Benedetti (currently Managing Director of Tim and Tim Italia) and Enzo Grilli (currently an independent director of Tim and director of Tim Italia).

Telecom Italia does not have an Executive Committee.

On 6 May 2004, Telecom Italia’s Board of Directors assigned delegated powers to the executive directors and appointed the members of the Internal Control and Corporate Governance Committee and the Remuneration Committee.

On 9 September 2004, the Board of Directors formed a Strategy Committee of the Board and named the Chairman of the Internal Control and Corporate Governance Committee, Guido Ferrarini, as the Lead Independent Director with the power to call separate meetings of the independent directors to discuss matters deemed to be of importance for the functioning of the Board of Directors or the management of the business.

The members of the various Board committees are shown below.

Internal Control and Corporate Governance Committee

Position	Name	Place and date of birth
Chairman	Guido Ferrarini	Genoa - 8 August 1950
Member	Francesco Denozza	Turin - 5 October 1946
Member	Domenico De Sole	Rome - 1 January 1944
Member	Marco Onado	Milan - 19 April 1941

Remuneration Committee

Position	Name	Place and date of birth
Chairman	Luigi Fausti	Ancona - 9 March 1929
Member	Paolo Baratta	Milan - 11 November 1939
Member	Pasquale Pistorio	Agira (EN) - 6 January 1936

Strategy Committee

Position	Name	Place and date of birth
Member	Marco Tronchetti Provera	Milan – 18 January 1948
Member	Carlo Orazio Buora	Milan – 26 May 1946
Member	Pasquale Pistorio	Agira (EN) – 6 January 1946
Member	Domenico De Sole	Rome – 1 January 1944
Member	Marco Onado	Milan – 19 April 1941

Telecom Italia’s Board of Auditors was appointed on 26 May 2003 by the shareholders’ meeting of Olivetti S.p.A. (now Telecom Italia, following the merger of the company formerly known as Telecom Italia S.p.A. into Olivetti S.p.A. in 2003) and will remain in office until the approval of the annual report for the year ending on 31 December 2005. The members are as follows:

Name	Place and date of birth	Position
Ferdinando Superti Furga	Milan – 20 January 1932	Chairman
Rosalba Casiraghi	Milan – 17 June 1950	Auditor
Paolo Golia	Verona - 29 July 1944	Auditor
Salvatore Spiniello	Siracusa – 26 April 1951	Auditor
Gianfranco Zanda	Udine – 4 April 1941	Auditor

The shareholders’ meeting of 26 May 2003 also appointed the following alternates: Enrico Maria Bignami (born in Milan on 7 May 1957) and Enrico Laghi (born in Rome on 23 February 1969).

All the members of Telecom Italia’s Board of Auditors are domiciled for purposes of their position at the company’s registered office in Milan, at 2 Piazza degli Affari.

Shares of listed Group companies held directly or indirectly by members of the Board of Directors, the Board of Auditors and the General Managers of Telecom Italia

The table below shows the number of shares of listed Group companies held directly or indirectly by all the persons who in fiscal 2004 or a part thereof were members of the Board of Directors, the Board of Auditors or the General Manager of Telecom Italia.

Name	Investee company	Class of shares	Number of shares held at the end of 2003 (or at date appointed if later)	Number of shares bought in 2004	Number of shares sold in 2004	Number of shares held at the end of 2003 (or at date appointment terminated if earlier)
Marco TRONCHETTI PROVERA	=	=	=	=	=	=
Gilberto BENETTON	Telecom Italia Mobile	Ordinary	=	1,125,000	=	1,125,000
Carlo Orazio BUORA	=	=	=	=	=	=
Riccardo RUGGIERO(*)	=	=	=	=	=	=
Paolo BARATTA	=	=	=	=	=	=
John Robert SOTHEBY BOAS	=	=	=	=	=	=
Umberto COLOMBO	=	=	=	=	=	=
Giovanni CONSORTE	Telecom Italia Telecom Italia Media	Savings Ordinary	33,008 40,183	= =	33,008 40,183	= =
Francesco DENOZZA	=	=	=	=	=	=
Domenico DE SOLE	=	=	=	=	=	=
Luigi FAUSTI	Telecom Italia Mobile	Ordinary	50,000	=	=	50,000
Guido FERRARINI	=	=	=	=	=	=
Jean Paul FITOUSSI	=	=	=	=	=	=
Natale IRTI	=	=	=	=	=	=
Gianni MION	Telecom Italia Telecom Italia Mobile Telecom Italia Mobile	Savings Ordinary Savings	= = =	15,000(1) 3,500(1) 5,000(1)	= = =	15,000 3,500 5,000
Pietro MODIANO	=	=	=	=	=	=
Massimo MORATTI	=	=	=	=	=	=
Marco ONADO	Telecom Italia Mobile	Savings	=	4,700	=	4,700
Renato PAGLIARO	=	=	=	=	=	=
Pasquale PISTORIO	Telecom Italia	Ordinary	1,549,000(2)	=	=	1,549,000
Carlo A. PURI NEGRI	=	=	=	=	=	=
Luigi ROTH	Telecom Italia Telecom Italia Mobile Telecom Italia Media	Ordinary Ordinary Ordinary	11,553(1) 14,300(1) 726(1)	= = =	= = =	11,553 14,300 726
Giuseppe SALA(*)	=	=	=	=	=	=
Pier Francesco SAVIOTTI	Telecom Italia Mobile	Ordinary	10,000	=	=	10,000
Rosalba CASIRAGHI	=	=	=	=	=	=
Paolo GOLIA	Telecom Italia Mobile	Ordinary	=	15,555	3,555	12,000
Salvatore SPINIELLO	Telecom Italia Telecom Italia Telecom Italia Mobile	Ordinary Savings Ordinary	82,922 234,458 10,000	= = =	82,922 234,458 10,000	= = =
Ferdinando SUPERTI FURGA	Telecom Italia Mobile	Ordinary	6,270	=	2,547	3,723
Gianfranco ZANDA	=	=	=	=	=	=

(*)	General Manager.

(1)	Shares held indirectly.

(2)	Of which 660,000 shares are held indirectly.

Activities

Olivetti S.p.A. (now Telecom Italia S.p.A.) was founded in 1908 at Ivrea, near Turin, as a typewriter manufacturer. The company changed its focus gradually, turning first into a computer manufacturer and eventually into a telecommunications company.

In May 1999, Olivetti S.p.A. and its subsidiary, Tecnost S.p.A., successfully completed a cash and stock tender offer for all of Telecom Italia S.p.A.’s ordinary shares.

In March 2003, plans for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. were announced. The merger plan was approved by the shareholders of Telecom Italia S.p.A. and Olivetti S.p.A. in meetings held on 24 and 26 May 2003, respectively. Following the merger, which took effect on 4 August 2003, Olivetti S.p.A. adopted Telecom Italia’s corporate purpose and name.

The Telecom Italia Group is at the forefront of the international information and communication technology sector. As leaders in wireline and mobile communications, internet and media, information technology and R&D, its companies provide integrated and innovative services in Italy and abroad. Moreover, the Telecom Italia Group also supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In the domestic market, the Group is both a technology and market leader in the fastest-growing segments (mobile, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

In particular, at 31 December 2004, the Telecom Italia Group was one of the world’s main wireline operators, with approximately 25.9 million lines (including the equivalent ISDN lines). In addition, through Tim, the Group is the leading mobile operator in Italy, with approximately 26.3 million subscribers, and one of the most important at the international level, with more than 27.5 million subscribers outside of Italy, through Tim’s subsidiaries and affiliates, resulting in a total of 53.8 million subscribers.

Tim (currently Tim Italia, after the Spin-off) is one of the three mobile operators licensed to provide services using GSM technology and one of the three operators licensed to provide services using DCS 1800 technology. It is also one of the four operators holding a UMTS license to provide third-generation telephony services in Italy.

Key economic and financial data of the Telecom Italia Group Business Units/Central Functions:

(millions of euro)		Wireline	Mobile	South America(1)	Internet and Media(2)	Olivetti Tecnost	IT Market	IT Group	Sub- total	Other activities and eliminations(3)	Total Group
Sales and service revenues	Year 2004	17,571	12,900	1,076	597	601	729	965	34,439	(3,202)	31,237
	Year 2003	17,216	11,782	1,111	1,297	655	891	1,100	34,052	(3,202)	30,850
Gross operating profit	Year 2004	8,426	6,052	396	24	44	65	76	15,083	(555)	14,528
	Year 2003	8,255	5,502	407	322	40	84	96	14,706	(426)	14,280
Operating income (loss) before amortization of differences on consolidation	Year 2004	5,207	4,166	127	(60)	22	37	(67)	9,432	(678)	8,754
	Year 2003	4,972	3,885	153	125	4	60	(36)	9,163	(544)	8,619
Operating income	Year 2004	5,199	4,073	121	(89)	21	36	(67)	9,294	(2,094)	7,200
	Year 2003	4,969	3,786	145	63	2	58	(36)	8,987	(2,198)	6,789
Industrial investments	Year 2004	2,201	2,490	157	62	15	25	180	5,130	205	5,335
	Year 2003	2,302	1,957	129	102	20	30	174	4,714	180	4,894
Number of employees at the end of year	31.12.2004	50,383	20,361	5,080	1,805	2,108	4,131	3,160	87,028	4,337	91,365
	31.12.2003	50,766	18,888	4,953	2,029	2,395	4,827	4,107	87,965	5,222	93,187

(1)	The data relates to the Entel Chile group and to the Entel Bolivia group. Beginning 1 March 2004, the company Telecom Italia America Latina and the Argentine branch of Telecom Italia have been consolidated in Other Activities. The 2003 data has been restated for purposes of comparision.

(2)	Nuova Seat Pagine Gialle, the beneficiary company of the partial spin-off of Seat Pagine Gialle S.p.A. (now Telecom Italia Media S.p.A.), was sold 8 August 2003. The figures for 2003 include the economic data for the first seven months of the Nuova Seat Pagine Gialle group.

(3)	The data presented above includes the activities of International Affairs, TILAB, the centralized group services and central functions, the financial companies, the company Telecom Italia America Latina and the Argentine branch of Telecom Italia.

Wireline

The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe and South America), as well as innovative broadband services in key European metropolitan areas.

At 31 December 2004, the Business Unit was organized as follows:

Wireline
Telecom Italia Wireline	National subsidiaries	International subsidiaries
Wireline TLC services: • Retail Telephone • Internet • Data Business • V.A.S. Phone and Data • National Wholesale	Loquendo S.p.A. Path.Net S.p.A. Telecontact Center S.p.A.	BBNED Group Latin American Nautilus Group Mediterranean Nautilus Group Med-1 Group Telecom Italia Deutschland Holding GmbH —HanseNet Telekommunikation GmbH

Telecom Italia Sparkle Group

•     Telecom Italia Sparkle S.p.A.

—  Intelcom San Marino S.p.A.

—  Telefonia Mobile Sammarinese S.p.A.

—  Pan European Backbone (includes Telecom Italia France)

—  Telecom Italia Sparkle of North America Inc.

Mobile

The Mobile Business Unit (Tim Group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America and in the Mediterranean Basin.

At 31 December 2004, the Business Unit was organized as follows:

Mobile
National subsidiaries	Major international subsidiaries		Major affiliated
	Mobile South America	Other subsidiaries
TIM International N.V
Tim—Telecom Italia Mobile S.p.A. Tim Italia S.p.A. (*)

Tim Brazil Group

•Tim Group Participaçoes (Brazil)

•TIM Celular S.A. (Brazil)

—  Maxitel S.A. (Brazil)

•CRC Ltda (ex Starcel Ltda) (Brazil)

TIM Perù S.A.C.

Corporacion Digitel C.A. (Venezuela) (**)

Blah! S.A.

		TIM Hellas Telecommunications S.A. (Greece)	AVEA I.H.A.S. (Turkey)

(*)	Not operational as of 31 December 2004.

(**)	On 5 November 2004, a preliminary agreement was signed to sell the equity interest held in Corporacion Digitel C.A.

South America

With effect from 1 March 2004, the former Latin American Operations structure has been disbanded and the Telecom Italia Latam structure took over the role of the “delocalized” Corporate function, in keeping with the strategic policies of the Group to consolidate and develop its presence in Latin America.

In the meantime, the Wireline and Mobile Business Units, with no change in the corporate control structure, are responsible for the results of the subsidiaries in Latin America.

The table below provides an overview of the Latin American operations at 31 December 2004:

South America
SUBSIDIARIES		AFFILIATES
Wireline	Mobile	Wireline	Mobile
Entel Chile Group(*): • Americatel Corp. USA • Americatel Centroamerica • Entel Servicios Telefonicos • Americatel Perù Entel Bolivia Group: • Entel Bolivia—wireline • Datacom	Entel Chile Group(*): • Entel Telefonia Personal — EntelPCS — EntelTelefonia Movil Entel Bolivia Group: • Entel Bolivia—Mobile	Telecom Argentina Group: • Telecom Argentina — Publicom — MicroSistemas — TelecomArg. USA	Telecom Argentina Group: • Telecom Personal – Nucleo

(*)	On 25 January 2005, a preliminary agreement was executed for the sale of the equity interest in the Entel Chile Group.

Internet and Media

The Internet and Media Business Unit operates in the following segments:

•	Internet: in the management of access services (ISP) with Tin.it, in the management and development of the Virgilio portals with Matrix, and in web services, were it occupies a leadership position in the Italian market;

•	Television: with La7 and MTV, in the production and broadcasting of editorial content through the television transmission networks entrusted under concession and in the marketing of advertising space in TV programming;

•	Office Products & Services: in the distribution of products, services and solutions for the office through the Buffetti retail network.

At 31 December 2004, this Business Unit was organized as follows (main consolidated companies/areas are shown below):

Internet and Media
INTERNET	TV	NEWS	OFFICE PRODUCTS	OTHER ACTIVITIES
Tin.it Matrix	La7 MTV	TM News	Gruppo Buffetti Sk Direct	Databank (*) Televoice (**)

(*)	On 14 March 2005 Telecom Italia Media completed the sale of 100% of Databank to Centrale dei Bilanci S.r.l. and to Cerved Business Information S.p.A

(**)	On 16 December 2004, Telecom Italia Media signed an agreement with Comdata (Altair Group) for the sale of 100% of Televoice S.p.A., a company which operates in the call center and telemarketing and teleselling sector. The transaction was finalized on 3 January 2005.

Olivetti Tecnost

The Olivetti Tecnost Group Business Unit operates through the Office Products Division in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print-heads and MEMS). Through the Systems Division it provides specialized applications for the banking field and commerce and information systems for gaming and lottery management. In addition, the group collaborates with Nuove Iniziative Canavese in document management services and fixed and cell phone repaires.

The reference market of the Business Unit is focused mainly in Europe and Asia.

At 31 December 2004, Olivetti Tecnost was structured as follows (the main companies are indicated):

Olivetti Tecnost Group
Olivetti Tecnost S.p.A. •Olivetti I-Jet S.p.A. •Innovis S.p.A. •Cell-Tel S.p.A. •Wirelab S.p.A. •Olivetti Tecnost International B.V. (foreign sales companies)

Information Technology Market

The Telecom Italia IT Market Business Unit brings together all the information technology companies and activities of the Group directed to the external market. The Business Unit, as a whole, is among the ICT - Information Communication Technology - leaders at national level, the largest Italian-owned ICT group, the foremost in providing solutions for the public administrations and transportation companies, and one of the top five supplying solutions for banks.

On 24 February 2005, after reviewing bids by interested parties, Telecom Italia entered into a preliminary agreement with the COS Group for the sale of its controlling interest in Finsiel (79.5%) on the basis of an enterprise value of approximately €164 million. Thus, in the 2004 consolidated financial statements, Finsiel’s value was adjusted to reflect the expected selling price, which resulted in the allocation of €27 million to a reserve for writedowns of investments. In addition, this transaction made it possible to record deferred tax assets in the amount of €38 million arising from the €115 million write-down of this shareholding in fiscal year 2002. Overall, the 2004 consolidated accounts reflected a net positive effect of €11 million relating to this divestiture.

At 31 December 2004, this Business Unit was organized as follows (main consolidated companies are shown):

Information Technology Market
Finsiel Group: •Finsiel S.p.A. •Banksiel S.p.A. •Insiel S.p.A. •Tele Sistemi Ferroviari S.p.A. Eustema S.p.A.

Information Technology Group

The Information Technology Group Function is responsible for coordination, technological innovation and service information technology activities within the Telecom Italia Group. The function focuses on the core business of TLC, pursuing objectives such as the increment, the efficiency and the improvement of quality and innovation, with the aim of implementing economies of scale and achieving advancements in terms of performance.

On 9 September 2004, Telecom Italia’s Board of Directors examined and approved the plan for merger of the wholly-owned subsidiaries IT Telecom S.p.A. and Epiclink S.p.A. into Telecom Italia. The merger (which did not entail a capital increase by the acquiring company) had been approved on 11 October 2004 by the Boards of Directors of the three companies. The merger is effective from 31 December 2004, and for accounting and tax purposes from 1 January 2004. In addition, on 15 December 2004, effective from 30 December 2004, IT Telecom S.p.A. conferred its Data Center business segment to IT Telecom S.r.l., a new company set up on 12 November 2004.

This plan falls under a broader reorganization of the Information Technology Group area. Bringing the activities of these two subsidiaries into Telecom Italia will make it possible to rationalize the use of resources and technological expertise and will lead to an important simplification of the operational, administrative and corporate management processes.

After the merger, the reorganization of the Information Technology area was completed with a new organizational model which calls for the allocation of IT activities according to the following organization chart:

Information Technology Group

BU Wireline	Corporate Central Functions	IT Telecom S.r.l.

2.1.1(b)  Company to be Absorbed

Name

Tim S.p.A. (in abbreviated form, also TIM S.p.A. or T.I.M. S.p.A.).

Registered office

Turin, 6 Via Cavalli (Corporate Headquarters in Rome, 152 via Pietro De Francisci).

Identity data

Tim is entered in the Turin Company Register. Its registration, tax and VAT number is 06947890015.

Share capital

On 17 February 2005, Tim’s fully paid-up share capital filed with the Company Register was €516,532,330.74 divided into 8,476,803,016 ordinary shares and 132,069,163 savings shares. Both Tim’s ordinary shares and its savings shares have a par value of €0.06 each.

Tim’s approved share capital (comprising that subscribed and paid up and that which can be issued in accordance with resolutions already adopted by Tim’s Board of Directors for the exercise of stock options) is €519,174,511.91.

The bylaws state that resolutions to increase the share capital by issuing shares for cash may exclude pre-emption rights for up to a maximum of 10% of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The extraordinary meeting of Tim’s shareholders held on 4 May 2004 granted the Board of Directors the power (which to date it has not exercised) to make cash capital increases in one or more tranches up to total amount of €51,000,000.00 by issuing up to 850,000,000 ordinary shares, all or part of which are to be offered with pre-emption rights to shareholders or for subscription to employees of Tim or the companies it controls or is controlled by, with the exclusion of pre-emption rights, within the limits set by Article 134.2 of the Consolidated Law.

Tim holds 897,835 treasury ordinary shares.

Corporate purpose

The Company’s principal purpose is the installation and operation – without any territorial limitation – of systems for the provision and operation of telecommunication services, especially mobile telecommunication services, either under license or in free market conditions, and the carrying out of all other activities related or connected therewith, including the design, production, operation and marketing of products, services and systems in the fields of telecommunications, remote data processing and electronics (but with the exclusion of activities reserved to registered professionals).

The Company may also carry out any and all commercial, industrial, financial, investment and real estate transactions deemed to be useful for achieving the corporate purpose; to this end, the Company may also acquire, either directly or indirectly, interests and holdings in other companies and businesses.

Governing bodies

Following the resignation of one director, the members of Tim’s Board of Directors, which was appointed by the ordinary shareholders’ meeting of 4 May 2004 for one year (i.e. until the approval of the annual report for the year ending 31 December 2004), are as follows:

Name	Place and date of birth	Position
Carlo Orazio Buora	Milan - 26 May 1946	Chairman
Gianni Mion	Vò (Padua) - 6 September 1943	Deputy Chairman
Marco De Benedetti	Turin - 9 September 1962	Managing Director
Carlo Angelici(1)	Rome - 9 April 1945	Director
Carlo Bertazzo	Monselice (Padua) - 24 September 1965	Director
Lorenzo Caprio(1)	Milan - 19 November 1957	Director
Giorgio Della Seta Ferrari Corbelli Greco	Florence - 2 January 1936	Director
Enzo Grilli(1)	Casarza Ligure (Genoa) - 7 October 1943	Director
Attilio Leonardo Lentati(1)	Milan - 26 March 1937	Director
Gioacchino Paolo Ligresti(1)	Milan - 26 March 1969	Director
Giuseppe Lucchini	Brescia - 2 July 1952	Director
Pierfrancesco Saviotti	Alessandria - 16 June 1942	Director
Paolo Savona(1)	Cagliari - 6 October 1936	Director
Rodolfo Zich(1)	Turin - 15 July 1939	Director

(1)	Independent director.

All the members of Tim’s Board of Directors are domiciled for purposes of their position at the company’s registered office in Turin, at 6 Via Cavalli.

The ordinary meeting of Tim’s shareholders called for 5 and 6 April will resolve, among other things, on the renewal of the Board of Directors, which will cease to exist once the Merger becomes effective.

On 15 March 2005, Telecom Italia submitted the following slate of candidates for appointment to the Board of Directors and proposed that the number of directors be 14.

Name	Place and date of birth
Carlo Orazio Buora	Milan - 26 May 1946
Marco De Benedetti	Turin - 9 September 1962
Carlo Angelici	Rome - 9 April 1945
Carlo Bertazzo	Monselice (Padua) - 24 September 1965
Lorenzo Caprio	Milan - 19 November 1957
Giorgio Della Seta Ferrari Corbelli Greco	Florence - 2 January 1936
Enzo Grilli	Casarza Ligure (Genoa) - 7 October 1943
Attilio Leonardo Lentati	Milan - 26 March 1937
Gioacchino Paolo Ligresti	Milan - 26 March 1969
Giuseppe Lucchini	Brescia - 2 July 1952
Gianni Mion	Vò (Padua) - 6 September 1943
Pierfrancesco Saviotti	Alessandria - 16 June 1942
Paolo Savona	Cagliari - 6 October 1936
Rodolfo Zich	Turin - 15 July 1939

Tim does not have an Executive Committee.

On 4 May 2004, Telecom Italia’s Board of Directors assigned delegated powers to the executive directors and appointed the members of the Internal Control Committee and the Remuneration Committee.

The members of the various Board committees are shown below.

Internal Control Committee

Position	Name	Place and date of birth
Chairman	Paolo Savona	Cagliari - 6 October 1936
Member	Carlo Angelici	Rome - 9 April 1945
Member	Lorenzo Caprio	Milan - 19 November 1957

Remuneration Committee

Position	Name	Place and date of birth
Chairman	Enzo Grilli	Casarza Ligure (Genoa) -7 October 1943
Member	Attilio Leonardo Lentati	Milan - 26 March 1937
Member	Rodolfo Zich	Turin - 15 July 1939

Tim’s Board of Auditors was appointed by the ordinary shareholders’ meeting on 12 April 2002 for the three years 2002-04. The members are as follows:

Name	Place and date of birth	Position
Pietro Adonnino	Rome - 6 November 1929	Chairman
Enrico Laghi	Rome - 23 February 1969	Auditor
Gianfranco Zanda	Udine - 4 April 1941	Auditor

The same shareholders’ meeting also appointed the following alternates: Alfredo Malguzzi (born at Lerici – La Spezia on 31 August 1962) and Antonio Mastrapasqua (born in Rome on 20 September 1959).

All the members of Tim’s Board of Auditors are domiciled for purposes of their position at the company’s registered office in Turin, at 6 Via Cavalli.

The ordinary meeting of Tim’s shareholders called for 5 and 6 April will resolve, among other things, on the renewal of the Board of Auditors, which will also cease to exist once the Merger becomes effective.

On 15 March 2005, Telecom Italia submitted the following slate of candidates for appointment to the Board of Auditors.

Auditors

Name	Place and date of birth
Pietro Adonnino	Rome - 6 November 1929
Enrico Laghi	Rome - 23 February 1969
Gianfranco Zanda	Udine - 4 April 1941

Alternates

Name	Place and date of birth
Alfredo Michele Malguzzi	Lerici (SP) - 31 August 1962
Antonio Mastrapasqua	Rome - 20 September 1959

Activities

Tim, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunications services sector, and more specifically in mobile telecommunications under license or in free market conditions. Its activities include the design, implementation, management and sale of telecommunications, information and communication technology and electronic systems. Tim’s main international markets are in South America and the Mediterranean basin.

The following tables provide selected historical statement of income and cash flow data for the Tim Group and Tim S.p.A., as reported in the annual financial statements for 2004 and 2003.

Tim Group

Statement of income and cash flow data (millions of euro)	2004	2003
Sales and service revenues	12,900	11,782
Gross operating profit	6,052	5,502
Operating income before amortization of differences on consolidation	4,166	3,885
Operating income	4,073	3,786
Income before income taxes	4,302	4,207
Consolidated net income before minority interests	2,446	2,456
Consolidated net income: Parent Company’s interest	2,353	2,342
Consolidated cash flow(1)	4,255	3,998
Free cash flow from operations(2)	3,974	3,746

1.	Consolidated net income (loss) before minority interests plus amortization and depreciation.

2.	Calculated as follows: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 31 December 2004	At 31 December 2003
Intangibles, fixed assets and long term investments	9,862	9,276
Working capital	(1,932)	(2,407)
Net invested capital	7,930	6,869
Financed by:
Consolidated shareholders’ equity:	8,247	7,803
• Parent company’s interest	7,660	7,295
• Minority interest	587	508
Consolidated net financial debt:	(317)	(934)
• Medium/long-term	385	585
• Short-term	(702)	(1,519)

Per share data (in euro)	2004	2003
Consolidated net income from ordinary activities: Parent company’s interest(1)(4) per:
Ordinary share	0.2521	0.2289
Savings share	0.2641	0.2409
Consolidated net income: Parent Company’s(4) interest per:
Ordinary share	0.2736	0.2732
Savings share	0.2856	0.2852
Cash flow(2) per share	0.4951	0.4668
Free cash flow from operations(3) per share	0.4624	0.4374
Consolidated shareholders’ equity per share: Parent Company’s interest	0.8913	0.8517
(*) Number of shares (at 31 December) for the computation of the data per share:
Ordinary	8,462,512,633	8,433,106,881
net of treasury shares	897,835	897,835
Savings	132,069,163	132,069,163

(1)	Consolidated net income from ordinary activities attributable to parent company’s interest was calculated on the basis of the share of the consolidated net income from ordinary activities attributable to the parent company, net of the applicable income taxes determined in accordance with the tax rate applicable for 2004.

(2)	Consolidated net income (loss) before minority interests plus amortization and depreciation.

(3)	Calculated as follows: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

(4)	This indicator was calculated considering the bylaws provision requiring dividends on savings shares to exceed those on ordinary shares by an amount equivalent to 20% of the par value of the shares (€0.012).

Tim S.p.A.

Statement of income and cash flow data (millions of euro)	2004	2003
Sales and service revenues	9,943	9,469
Gross operating profit	5,347	5,035
Operating income	4,147	3,863
Income before taxes	4,489	3,852
Net income	2,822	2,322
Cash flow(1)	3,962	3,405
Free cash flow from operations(2)	4,127	4,201

1.	Net income plus amortization and depreciation.

2.	Calculated as follows: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 31 December 2004	At 31 December 2003
Intangibles, fixed assets and long term investments	10,171	9,161
Working capital	(1,209)	(1,622)
Net invested capital	8,962	7,539
Financed by:
Shareholders’ equity:	9,765	8,957
• Share capital	516	514
• Reserves and retained earnings	6,427	6,121
• Net income for the period	2,822	2,322
Net financial debt	(803)	(1,418)
• Of which short-term	(803)	(1,418)

Per share data (in euro)	2004	2003
Net income from ordinary activities per(1) (4):
Ordinary share	0.2990	0.2755
Savings share	0.3110	0.2875
Net income per (4):
Ordinary share	0.3282	0.2709
Savings share	0.3402	0.2829
Cash flow (2) per share	0.4610	0.3975
Free cash flow from operations per share(3)	0.4802	0.4905
Shareholders’ equity per share	1.1362	1.0457
(*) Number of shares (at 31 December) for the computation of the data per share:
Ordinary	8,462,512,633	8,433,106,881
net of treasury shares	897,835	897,835
Savings	132,069,163	132,069,163

(1)	Net income from ordinary activities was calculated net of the applicable income taxes determined in accordance with the tax rate for 2004.

(2)	Net income (loss) plus amortization and depreciation.

(3)	Calculated as follows: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

(4)	Consolidated net income per share was calculated considering the bylaws provisions requiring dividends on savings shares to exceed those on ordinary shares by an amount equivalent to 20% of the par value of the shares (€0.012).

2.1.2  Procedures, terms and conditions applying to the transaction

2.1.2(a)  Values assigned to Telecom Italia and Tim, with reference also to expert appraisals

For the valuations used to determine the exchange ratios, the Boards of Directors of Telecom Italia and Tim were assisted by financial advisors of international standing: JPMorgan Chase Bank N.A. (“JPMorgan”), Mediobanca

– Banca di Credito Finanziario S.p.A. (“Mediobanca”) and MCC S.p.A. – Capitalia Gruppo Bancario (“MCC”) as Lead Advisor, for Telecom Italia; Lazard & Co. S.r.l. as Sole Lead Advisor and Credit Suisse First Boston for Tim.

In addition, in line with international best practice and acting on the recommendation of its Internal Control and Corporate Governance Committee, Telecom Italia engaged Goldman Sachs International (“Goldman Sachs”). Likewise, acting on the recommendation of its Internal Control Governance Committee, Tim also engaged Merrill Lynch International, Milan office, and Studio Casò, represented by Mr. Angelo Casò.

For details on the values assigned by the Boards’ of Directors of Telecom Italia and Tim to the companies involved in the Merger, see the two Boards, respective reports on the merger plan, which were approved on 23 January 2005 and are attached herewith as Annexes II and III. For details on the valuation methods applied in determining the exchange ratios, in addition to the above-mentioned reports, see Section 2.1.2(b).

2.1.2(b)  Valuation methods applied in determining the exchange ratios

In reaching their conclusions, the Boards of Directors of Telecom Italia and Tim acknowledged that, among a number of available valuation methods, each of its financial advisors used those valuation methods deemed more appropriate considering the activities of both the Absorbing Company and the Company to be Absorbed, and that, in spite of the different methods adopted, all the financial advisors reached mutually consistent conclusions. Accordingly, the Boards of Directors of Telecom Italia and Tim, after carefully analyzing the valuations put forward by their respective advisors, approved the valuation methods they had applied.

A summary is provided below of the material contained in the reports of the Boards of Directors attached herewith as Annexes II and III. Reference is made to these documents and to the fairness and valuation opinions of the individual advisors and to the summary description of each advisor’s analysis (Annexes VIII-XV).

Valuation methods applied

The aim of the valuation of the companies participating in a merger is to obtain values that are meaningfully comparable.

Consistent with this objective, and in accordance with standard practice, a uniform measure must be adopted for the whole valuation process in order to protect the interests of the shareholders of Telecom Italia and Tim, respectively. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in a merger, but rather that the same approach to valuation must be adopted.

Accordingly, the exchange ratio was established by applying valuation methodologies that are commonly used in Italy and internationally for transactions of this kind and for businesses active in the communications sector. In particular, account was taken of the comparative valuation of the companies involved and priority was given to the homogeneity and comparability of the criteria applied rather than a simple estimate of the equity value of each company on a stand-alone basis.

In this perspective, the valuations were undertaken considering the two companies on a stand-alone basis and therefore without considering the strategic, operational and financial synergies expected from the Merger or the control premiums and minority discounts associated with the holding of equity interests.

The advisors of Telecom Italia’s Board of Directors used the following fundamental methods:

•	for the valuation of Tim, the “Discounted Cash Flow” or “DCF” method;

•	for the valuation of Telecom Italia, the Sum-of-the-Parts method, valuing each sector of activity with the method considered best suited to the specific situation. In particular, the valuation of the principal assets (Telecom Italia and Tim) was based on the Discounted Cash Flow method, while the remaining assets were valued using, depending on the circumstances, the market-price method, the market multiples method, balance sheet values, the Discounted Cash Flow method and/or the values published in analysts’ research reports on such activities, where available.

The exchange ratios obtained by applying the above methods were tested using the market-price valuation method.

The advisors of Tim’s Board of Directors valued the two companies involved in the Merger using both the market-price method and the Sum-of-the-Parts method, the latter primarily through the application of the discounted cash flow or DCF methodology to the various business units. The valuation process was further supported by considering financial analysts’ target prices for the Telecom Italia and Tim shares and making reference to market multiples for comparable companies.

In summary, the Discounted Cash Flow method determines the value of a company or an economic activity as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. Under this method, the value of the economic capital of a company or an economic activity is equal to the sum of the discounted value of the expected cash flows and the terminal value of the company or the economic activity, less the net financial debt and minority interests and possibly other adjustments.

In applying the Discounted Cash Flow method, reference was made to the cash flows from operations for the main activities based on the update, for the period 2004-2007, of the business and financial plans approved and disclosed to the market in March 2004. The plans were developed by management in accordance with the strategic, operating and financial objectives of the Group.

The Sum-of-the-Parts method is commonly used to value companies operating in a wide variety of sectors. Under this method, the value of a company’s economic capital is calculated as the sum of the values of its separate units, as economic entities that can be valued independently, suitably adjusted to take into account the company’s financial position, proportional net debts and minority interests, where material, and other factors such as off-balance-sheet items and potential tax benefits.

The market-price valuation method, which consists in considering the ratio of the prices expressed by the stock market for the companies involved in the merger, is considered particularly significant in the case in question, given the high market value and liquidity of the shares of both Telecom Italia and Tim. In fact, in such circumstances, the prices established by the financial markets provide a meaningful baseline for purposes of a comparison of the profitability, soundness, growth prospects and risk profile of the companies from the perspective of investors and thus for the ratio between the values of the companies involved in the merger. In applying this method, it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question.

Results obtained - valuations used by Telecom Italia

Tim

Applying the DCF method, Telecom Italia’s advisors obtained the following minimum, mean and maximum values per Tim ordinary share, before payment of the dividend (ex dividend 18 April 2005), €5.32, €5.58 and €5.84. The corresponding figures per Tim savings share were calculated on the basis of the average market discount of the last month, the last three months and the last six months before 3 December 2004, as well as the discount on the last day of trading of Telecom Italia and Tim shares before the announcement of the transaction (3 December 2004), resulting in the application of a discount of approximately zero (minimum €5.31, mean €5.58 and maximum €5.84). The table below shows the minimum, mean and maximum values per Tim ordinary and savings share adjusted to take account of the dividend for the fiscal year 2004, assumed to be in line with that paid last year.

	Minimum	Mean	Maximum
Values per Tim ordinary share (€)	5.07	5.33	5.58
Values per Tim savings share (€)	5.05	5.31	5.57

Telecom Italia

Applying the Sum-of-the-Parts fundamental method, the following minimum, mean and maximum values were obtained per Telecom Italia ordinary share, before payment of the dividend, expected in April 2005: €2.99, €3.22 and €3.44. In this case the discount applied to obtain the value of the savings share was between approximately 26% and 27%, resulting in a minimum of €2.21, a mean of €2.37 and a maximum of €2.52 per share. The table below shows these minimum, mean and maximum values per Telecom Italia ordinary and savings share adjusted for payment of the dividend for the fiscal year 2004, assumed to be in line with that paid last year.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (€)	2.89	3.12	3.34
Values per Telecom Italia savings share (€)	2.09	2.25	2.41

The following table shows the range of the estimates of the exchange ratios calculated as the quotient of the estimated value per Tim ordinary and savings share and the estimated value per Telecom Italia ordinary and savings share using the minimum and maximum values of the respective ranges.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per Tim ordinary share	1.67	1.71	1.75
Telecom Italia savings shares per Tim savings share	2.31	2.36	2.42

The results of the Tender Offer are not deemed to have had an effect on the exchange ratios, since the Tender Offer was made on terms consistent with the valuations used to determine them. In fact, in the context of the valuation of Telecom Italia, the acquisition of the Tim shares tendered in the Tender Offer determines an increase in the value of the equity interest in Tim substantially equivalent to the increase in Telecom Italia’s net financial debt, which, moreover, has remained at a level consistent with Telecom Italia’s current rating. The overall effect of the Tender Offer has therefore left the value of Telecom Italia’s equity substantially unchanged.

The Board of Directors, in the light of the information provided by JPMorgan, Mediobanca, and MCC, as well as Goldman Sachs, and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratio existing between the economic values of the two companies participating in the Merger. This conclusion was then compared with that reached by the Board of Directors of Tim, in taking into consideration the information provided by its own advisors.

Results obtained – valuations used by Tim

Applying the market-price valuation method, Tim’s advisors considered the prices of Telecom Italia and Tim shares over various periods both prior to the announcement of the Merger (3 December 2004) and prior to the first rumors concerning the transaction (the week of 16-19 November 2004), in order to focus on the values of the two companies expressed by market prices excluding possible announcement effects. In the subsequent period, both the market prices and the trading volumes showed anomalies and discontinuities compared with their long-term trends.

From the analysis of the shares’ performance, the 1, 2, 3, 6 and 12-month weighted average prices were calculated (both excluding and including the impact of payment of the dividend, assumed to be in line with that paid last year), together with the corresponding exchange ratios.

Market prices (ordinary shares)	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
	TI (€)	Tim (€)		TI (€)	Tim (€)
Weighted averages
16/11/2004	2.82	4.81	1.71	2.71	4.55	1.68
1 month	2.70	4.68	1.73	2.59	4.42	1.71
2 months	2.63	4.56	1.73	2.52	4.30	1.70
3 months	2.58	4.50	1.74	2.48	4.25	1.71
6 months	2.55	4.51	1.77	2.45	4.25	1.74
12 months	2.54	4.52	1.78	2.44	4.27	1.75

Source: Datastream

*	Rounding may lead to differences.

Market prices (savings shares)	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
	TI (€)	Tim (€)		TI (€)	Tim (€)
Weighted averages
16/11/2004	2.05	4.78	2.33	1.94	4.51	2.33
1 month	2.01	4.62	2.30	1.89	4.35	2.30
2 months	1.95	4.53	2.32	1.84	4.26	2.32
3 months	1.92	4.48	2.34	1.80	4.22	2.34
6 months	1.86	4.45	2.39	1.75	4.18	2.39
12 months	1.84	4.45	2.42	1.72	4.18	2.43

Source:	Datastream
*	Rounding may lead to differences.

With reference instead to the Sum-of-the Parts method, the following ranges for the values of the ordinary and savings shares were specified; they confirm the relative values obtained by using the market-price valuation method. In the same way as for the latter method, the values per share and the corresponding exchange ratios were calculated both excluding and including the impact of payment of the dividend, assumed to be in line with that paid last year.

	Values per share not adjusted for dividend			Values per share adjusted for dividend
	Telecom Italia (€)	Tim (€)	Ratio (X)	Telecom Italia (€)	Tim (€)	Ratio (X)
Value per ordinary share	2.97-3.28	5.26-5.50	1.68-1.77	2.86-3.17	5.1-5.25	1.65-1.75
Value per savings share	2.18-2.41	5.26-5.50	2.29-2.41	2.06-2.29	4.99-5.24	2.29-2.42

In this case as well, and on the basis of the same considerations as those set out above, the results of the Tender Offer for Tim ordinary and savings shares are deemed not to have had an effect on the exchange ratios.

Taking into account the valuations put forward by its advisors, Tim’s Board of Directors established the relative values of the companies involved in the Merger for the purpose of determining the exchange ratios.

The exchange ratios derived for the ordinary and savings shares by applying the foregoing methods are summarized below:

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market-price method
– 16 November 2004	1.71	1.68
Weighted averages:
– 1 month	1.73	1.71
– 2 months	1.73	1.70
– 3 months	1.74	1.71
– 6 months	1.77	1.74
– 12 months	1.78	1.75

Sum-of-the-Parts method	1.68-1.77	1.65-1.75

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market-price method
– 16 November 2004	2.33	2.33
Weighted averages:
– 1 month	2.30	2.30
– 2 months	2.32	2.32
– 3 months	2.34	2.34
– 6 months	2.39	2.39
– 12 months	2.42	2.43

Sum-of-the-Parts method	2.29-2.41	2.29-2.42

2.1.2(c)  Determination of the exchange ratios

The Boards of Directors of Telecom Italia and Tim, taking into account the valuations referred to above and the discussions regarding the determination of the exchange ratios and in the light of valuations of their respective financial advisors, established the relative values of the companies involved in the Merger for the purpose of determining the exchange ratios.

At the end of the valuation process and the comparison between the results obtained, the Board of Directors of Telecom Italia and the Board of Directors of Tim determined that:

(i)	the exchange ratio on the basis of which the assignment of the ordinary shares of Telecom Italia will be made is:

1.73 Telecom Italia ordinary shares, with a par value of €0.55 per share for each

1 Tim ordinary share, with a par value of €0.06;

(ii)	the exchange ratio on the basis of which the assignment of the savings shares of Telecom Italia will be made is:

2.36 Telecom Italia savings shares, with par value of €0.55 per share for each

1 Tim savings share, with a par value of €0.06.

The above exchange ratios have been verified by the experts appointed under Article 2501-sexies of the Civil Code, namely the accounting firm Reconta Ernst & Young S.p.A., appointed by the Turin Court, for Tim, and the accounting firm of Mazars & Guerard S.p.A., appointed by the Milan Court, for Telecom Italia, for purposes of issuing the reports required by law. The reports of these experts are attached herewith as Annexes VI and VII.

2.1.2(d)  Procedure for assigning Telecom Italia shares and their entitlement date

The newly issued shares earmarked for the exchange will be assigned to the persons entitled thereto at the effective date of the Merger through the authorized intermediaries participating in the Monte Titoli S.p.A. central securities depository.

Tim shares held in certificated form may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis.

The authorized intermediaries will provide Tim minority shareholders with a service permitting the number of newly issued shares to which shareholders are entitled on the basis of the exchange ratios to be rounded up or down to the nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

2.1.2(e)  Withdrawal rights

Withdrawal rights pursuant to Article 2437, first paragraph, point a), of the Civil Code

As the Absorbing Company, Telecom Italia’ bylaws concerning the company’s purpose will not be amended since they do not differ significantly from Tim’s bylaws with respect to either the activities the company can engage in or the related business risk. Furthermore, Telecom Italia’s corporate purpose allows the company to own equity interests in operating companies. Accordingly, it will not be necessary, as a result of the Merger, to make any amendments to Telecom Italia’s bylaws concerning the company’s purpose, so that from this perspective the Merger will not give rise to withdrawal rights pursuant to Article 2437, first paragraph, point a), of the Civil Code.

Withdrawal rights pursuant to Article 2437, first paragraph, point g), of the Civil Code

In the share exchange, holders of Tim savings shares will be assigned newly issued Telecom Italia savings shares in accordance with the exchange ratios referred to above.

As mentioned earlier, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller dividend premium compared to Telecom Italia ordinary shares than that to which holders of Tim savings shares are currently entitled compared to Tim ordinary shares. In fact, Tim savings shares, as well as entitling their holders to a preferential dividend of up to 5% of their par value, entitle them to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value of €0.06, whereas Telecom Italia savings shares, while they also entitle their holders to a preferential dividend of up to 5% of their par value, entitle them to a premium with respect to any dividend distributed to ordinary shareholders equal to 2% of their par value of €0.55.

Since, as a result of the Merger, in the exchange, holders of Tim savings shares will receive Telecom Italia savings shares that entitle holders to a percentage dividend premium that is smaller than that of the Tim savings shares cancelled, the special meeting of Tim savings shareholders (the “Special Meeting”) has been called – for 6, 7 and 8 April on the first, second and third call, respectively – to approve, pursuant to Article 145.1b) of the Consolidated Law, the resolution adopted by the extraordinary meeting of Tim ordinary shareholders concerning the plan for the merger of Tim with and into Telecom Italia.

Because of the different dividend premium rights attaching to the Telecom Italia savings shares that will be assigned in exchange to the existing holders of Tim savings shares, the latter will be entitled – if they do not vote in favor of the resolution by means of which the Special Meeting will approve the resolution of the extraordinary meeting of Tim shareholders concerning the Merger – to withdrawal rights pursuant to Article 2437, first paragraph, point g), of the Civil Code, since the share exchange would modify their rights.

It should be noted, however, that from a substantive economic perspective, in addition to the above-mentioned change in the dividend premium in relative terms, the Merger will lead to an improvement in absolute terms in the entitlement to profits of Tim savings shareholders with respect to their premium compared with the dividend paid to Tim ordinary shares. In fact, as a result of the Merger, more than one Telecom Italia savings share with a par value of €0.55 will be assigned for each Tim savings share with a par value of €0.06, on the basis of the exchange ratio specified above (see Section 2.1.2(c)), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value of €0.55 (par value) x 2.36 (exchange ratio) = €1.30 instead of €0.06. Consequently, the post-exchange dividend premium for holders of Tim savings shares for each Tim savings share held, currently equal to 20% x €0.06 = €0.012, will increase as a consequence of the exchange for Telecom Italia savings shares to 2% x €1.30 = €0.026.

Procedures for the exercise of withdrawal rights by Tim savings shareholders

The exercise of withdrawal rights to which Tim savings shareholders are entitled is governed by Article 2437-bis et seq. of the Civil Code.

Withdrawal rights may be exercised by entitled savings shareholders for all or a part of the shares held by sending a registered letter to Tim S.p.A., to the attention of Funzione Affari Legali e Societari, Via Pietro De Francisci n. 152, Roma 00165, within fifteen days of the filing with the Company Register of the resolutions of the Tim extraordinary and special meetings concerning the Merger (the “Filing”). The Filing will be announced by means of a public notice.

For purposes of withdrawal rights, persons will be deemed to have such entitlement who, having acquired Tim savings shares on the stock exchange, have also received them before the opening of the extraordinary meeting of Tim ordinary shareholders; the status of Tim savings shareholder must be documented on the date of the extraordinary meeting of Tim ordinary shareholders and continue until the date on which the withdrawal rights are exercised.

The declaration of withdrawal must indentify the intermediary with whom the shares for which withdrawal rights are being exercised are deposited and a statement to the effect that they are free from pledges and other encumbrances in favor of third parties. Shareholders must also attach an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository. If shareholders who have exercised their withdrawal rights by the fifteenth day from the Filing date are unable to attach such certification to the declaration of withdrawal, they must transmit it – by sending another registered letter to the above-mentioned Tim address – not later than the third working day subsequent to the fifteenth day from the Filing date.

If the Tim savings shares are pledged or encumbered in favor of third parties, withdrawing shareholders must accompany the declaration of withdrawal – under penalty of its invalidity – with a declaration from the pledgee or such other person in whose favour the shares are encumbered in which such persons give their irrevocable consent to Tim to pay for the shares for which withdrawal rights are exercised in accordance with the instructions of the withdrawing shareholders.

As provided for by Article 2437-bis of the Civil Code and the applicable regulations, when certifications are issued the shares in question will be blocked by the intermediary until the relevant savings shares are transferred according to the settlement procedures described hereinbelow, which will be performed at the latest by the effective date of the Merger.

Withdrawing Tim savings shareholders will be entitled to be paid for the shares for which withdrawal rights have been exercised from the effective date of the Merger; the redemption price is equal to €4.84 per share.

Tim will announce all the additional information necessary for the exercise of withdrawal rights in timely fashion through the publication of notices.

Procedures for the settlement of Tim savings shares for which withdrawal rights have been exercised

The payment procedure for the Tim shares for which withdrawal rights have been exercised will be effected, in accordance with Article 2437-quater of the Civil Code, by means of a rights offering of such shares to all Tim ordinary and savings shareholders, other than the withdrawing savings shareholders, in proportion to the shares they hold (the “Offering”). Tim shareholders who exercise their purchase rights, provided they make a contemporaneous application, will have the right of pre-emption for the purchase of Tim savings shares that have not been taken up at the closing of the Offering.

If the number of Tim savings shares for which purchase rights have not been exercised in the Offering is less than the number applied for by the Tim shareholders who have exercised pre-emption rights, the shares will be assigned to applicants on a pro rata basis.

Consistent with its interest in purchasing all of Tim’s savings shares, as evidenced by the Tender Offer, Telecom Italia intends to exercise all its purchase rights and its pre-emption rights in respect of any shares not taken up in the Offering. Consequently, at the close of the Offering Tim savings shares that have not been taken up will not be placed on regulated securities exchanges pursuant to Article 2437-quater, fourth paragraph, of the Civil Code. Like the other Tim savings shares held by Telecom Italia, any savings shares purchased by Telecom Italia under the withdrawal procedure will be cancelled without exchange as a result of the Merger in accordance with Article 2504-ter, second paragraph, of the Civil Code.

Markets in which the Offering is made

The Offering will be made in Italy and will be addressed without distinction and at the same conditions to all Tim ordinary and savings shareholders, other than the Tim savings shareholders who have withdrawn, in proportion to the number of shares they hold.

The Tim savings shares that are the subject of the Offering (and the related purchase rights) have not been and are not intended to be registered under the US Securities Act of 1933, as amended, and may not be offered or sold into the United States of America except pursuant to an applicable exemption. The Tim savings shares that are the subject of the Offering (and the related purchase rights) are intended to be made available within the United States of America pursuant to an exemption from the registration requirements of the US Securities Act of 1933. The rights to purchase the Tim savings shares that are the subject of the Offering may not be transferred or sold by U.S. shareholders except in an “offshore transaction” pursuant to Regulation S under the US Securities Act of 1933.

The Offering will not constitute an offering of securities in any country (collectively the “Other Countries”) in which the Offering is not permitted in the absence of a specific authorization in compliance with the provisions of applicable law or an exemption from such provisions.

Tim shareholders not resident in Italy or the United States may not be able to exercise the right to purchase the Tim shares that are the subject of the Offering nor be able to exercise the consequent pre-emption rights pursuant to the local law which may be applicable to them. Accordingly, Tim shareholders who intend to accept the Offering should obtain specific advice before taking any action. If Tim should find that the exercise of purchase rights for Tim savings shares by Tim savings shareholders who have not exercised their withdrawal rights may violate laws and/or regulations in the Other Countries, it reserves the right not to permit the exercise thereof.

Tim will announce all necessary information relevant to the Offering through the publication of notices in the international press too.

Offering period

Acceptance of the Offering will be permitted within a time limit of not less than 30 days from the date of the filing of the Offering with the Turin Company Register, which will be announced by means of a public notice.

Settlement price of the Tim savings shares for which withdrawal rights have been exercised

The settlement price of the shares to be redeemed to Tim savings shareholders who have exercised their withdrawal rights, equal to €4.84, has been determined pursuant to Article 2437-ter of the Civil Code with reference exclusively to the arithmetic mean of the closing prices in the six months preceding the date of publication of the notice calling the extraordinary meeting of Tim shareholders concerning the Merger.

Manner of accepting the Offering

Tim will announce the manner of accepting the Offering and any additional information regarding the same in the notice that will be filed with the Turin Company Register pursuant to Article 2437-quater of the Civil Code and through the publication of a suitable notice in at least one daily newspaper with national circulation and in he U.S. edition of the Financial Times.

Italian Tax regime

For Italian income tax purposes, pursuant to Article 47.7 of Presidential Decree 917/1986 (the “Consolidated Income Tax Law”), any difference between the amount payable to natural persons who exercise withdrawal rights and the subscription or purchase price paid by any such person for shares cancelled by the company constitutes taxable investment income. However, it should be noted that, according to an interpretation issued by the Italian tax authorities (Revenue Agency circular no. 26/E dated 16 June 2004) such rule applies only to withdrawals entailing the cancellation of shares. By contrast, an investor (including – where applicable – the investee company) who purchases shares for a consideration from withdrawing shareholders would not qualify for the same tax treatment. Therefore, it is clear that – in light of the withdrawal procedures available to Tim’s savings shareholders – the gain accruing to persons intending to exercise their withdrawal rights would be considered as other income pursuant to Article 67 of the Consolidated Income Tax Law.

In particular, since these are savings shares, withdrawing shareholders will record a capital gain on the sale of a non-qualifying shareholding, pursuant to article 67.1, point c bis) of the Consolidated Income Tax Law, determined by the difference between the price received and the acquisition cost, inclusive of the tax paid at the time of purchase. If the price received is lower than the acquisition cost incurred, withdrawing shareholders will record a capital loss. Any such loss can be offset against any capital gain of the same nature in the same fiscal year and, pursuant to Article 68.5 of the Consolidated Income Tax Law, can be carried forward up to the fourth year therefrom. Capital gains, other than those deriving from the operation of commercial enterprises, by natural persons resident in Italy for tax purposes which result from a sale for a consideration of non-qualifying shareholdings, are subject to a flat-rate tax of 12.5% in lieu of income tax, pursuant to Article 5.2 of Legislative Decree 461/1997. In particular, investors may opt for one of the following regimes for the payment of such flat-rate tax:

(1)	Income-tax-return regime (Article 5 of Legislative Decree 461/1997).

In this case, taxpayers are required to report and pay the tax and include all required information on their yearly income tax return. This is the default choice if the taxpayer does not opt for one of the regimes under (2) and (3) below.

(2) Segregated-accounts regime (Article 6 of Legislative Decree 461/1997).

If taxpayers opt for this regime, the tax is calculated and paid on every sale where a capital gain is recorded by the intermediary with which the shares are held in custody or deposited in a securities account.

(3)	Asset-management regime (Article 7 of Legislative Decree 461/1997).

Taxpayers who opt for this regime must have an asset management account with a licensed financial intermediary. Under this regime, at the end of every fiscal year, the intermediary applies a 12.5% tax in lieu of income tax on the incremental value of the investment for the reporting period. Therefore, gains on the sale of non-qualifying shareholdings are not taxed individually, but are subject to the above-mentioned 12.5% tax to the extent that they contribute to the increase in the value of the assets under management during the fiscal year.

2.1.2(f)  Amendments to the bylaws

Telecom Italia’s bylaws will not be modified in connection with the Merger, apart from Article 5 concerning the company’s share capital. This will be amended to take into account the increases in capital needed both for the issuance of new ordinary and savings shares to be assigned in the exchange to holders of Tim ordinary and savings shares, on the basis of the exchange ratios referred to in Section 2.1.2(c), and for the exercise of stock options under plans already approved by Tim.

The maximum increase in Telecom Italia’s share capital for the purposes of the share exchange,

–	considering the maximum amount by which Tim’s existing share capital may be increased, among other things, as a consequence of the exercise of stock options granted and still valid, and

–	on the basis of the exchange ratios indicated in Section 2.1.2(c),

will be €1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the Tender Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

Article 5 of Telecom Italia’s bylaws will also be amended to take into account the increases in capital for Tim’s stock option plans. Telecom Italia will take over these plans and issue a number of new ordinary shares for their implementation, adjusted on the basis of the exchange ratio adopted for the Merger, while the exercise price of each option will remain unchanged.

As a result, the owners of Tim stock options will have the right to purchase, at the predetermined price, not the original number of ordinary shares of Tim but the larger number of ordinary shares of Telecom Italia, as the company resulting from the Merger, determined on the basis of the exchange ratio of 1 to 1.73. The unit price of ordinary shares deriving from the exercise of stock options will therefore be that determined for each plan by dividing the original price by 1.73.

In more detail, Telecom Italia will approve an overall maximum increase in capital, divided into the following tranches:

a)	an increase of up to €11,705,656.05 for the exercise of stock options granted by Tim under its “2000-2002 Stock Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 21,283,011 Telecom Italia ordinary shares with a par value of €0.55 per share, to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €6.42 for each option held (i.e., €3.710983 for each newly issued share);

b)	an increase of up to €1,132,285 for the exercise of stock options granted by Tim under its “2001-2003 Stock Option Plans”, to be implemented by 31 December 2005 through the issuance of up to 2,058,700 Telecom Italia ordinary shares with a par value of €0.55 per share, to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €8.671 for each option held (i.e., €5.012139 for each newly issued share);

c)	an increase of up to €474,798.50 for the exercise of stock options granted by Tim under its “2001-2003 Supplementary Plans”, to be implemented by 31 December 2005 through the issuance of up to 863,270 Telecom Italia ordinary shares with a par value of €0.55 per share, to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €7.526 for each option held (i.e., €4.350289 for each newly issued share);

d)	an increase of up to €22,150,920 for the exercise of stock options granted by Tim under its “2002-2003 Stock Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 40,274,400 Telecom Italia ordinary shares with a par value of €0.55 per share, to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.67 for each option held (i.e., €3.277457 for each newly issued share);

e)	an increase of up to €3,192,173.05 for the exercise of stock options granted by Tim under its “2003-2005 Stock Option Plans”, to be implemented through the issuance of up to a total of 5,803,951 Telecom Italia ordinary shares with a par value of €0.55 per share, by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot. The shares will be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.07 for each option held (i.e., €2.930636 for each newly issued share).

The amendments to the bylaws described above will come into force on the effective date of the Merger pursuant to Article 2504-bis of the Civil Code and as provided for in the merger plan, to which the new bylaws are attached (see Annex I attached herewith).

2.1.2(g)  Date from which Tim’s transactions will be attributed to Telecom Italia and recorded, for Italian tax purposes as well, in its accounts

Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective from the date of the last filing of the merger deed required by Article 2504 of the Civil Code, or from such later date as may be specified in the merger deed itself.

The Telecom Italia shares issued in the exchange will have normal entitlement to all the rights appertaining thereto and will therefore have equivalent rights to the Telecom Italia shares outstanding at the time of issuance.

For purposes of Telecom Italia’s financial statements, in accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, point 6, of the Civil Code, the transactions effected by Tim will be attributed to and recorded in Telecom Italia’s accounts as of 1 January of the year in which the Merger becomes effective, or 1 January 2005, in accordance with the planned timetable for the Merger. The same date will apply to the tax effects, pursuant to Article 172.9 of the Consolidated Income Tax Law.

Accordingly, as of the effective date of the Merger, Telecom Italia will assume all of Tim’s assets, rights and obligations, except for those of the Domestic Mobile Division transferred in the Spin-Off.

2.1.2(h)  Italian tax effects

Tax neutrality

For income tax purposes, pursuant to Article 172.1 of the Consolidated Income Tax Law, the Merger is tax neutral and therefore does not constitute a realization or a distribution of capital gains and losses on the assets of the merged or incorporated companies, including inventories and goodwill.

Merger goodwill

Concerning the position of Telecom Italia, merger goodwill is not recognized as income for tax purposes, and thus there is no tax impact.

Tax-deferred reserves

The tax-deferred reserves reported in Tim’s latest financial statements and existing at the effective date of the Merger will be treated in accordance with the specific provisions of Article 172.5 of the Consolidated Income Tax Law and, if appropriate, will be re-established.

Income taxes

On the effective date of the Merger, Telecom Italia will succeed to all of Tim’s rights and obligations in relation to income taxes. In addition, since, for accounting purposes (with regard to the annual financial statements) and tax purposes, the effects of the Merger will be retroactive to 1 January of the year in which it becomes effective, there will be no separate tax period between the closing date of Tim’s last fiscal year and the effective date of the Merger.

Registration fee

The merger deed is subject to a registration fee of €129.11, pursuant to Article 4.b) of the first part of the schedule attached to Presidential Decree No. 131 of 22 December 1986.

Italian tax effects on shareholders

Pursuant to Article 172 of the Consolidated Income Tax Law, the exchange of Tim shares for Telecom Italia shares does not constitute a realization or a distribution of capital gains or losses, or a source of income, as the transaction merely involves the replacement in shareholders’ portfolios of Tim shares by Telecom Italia shares. Accordingly, the tax basis in the Tim shares will be transferred to the shares obtained in the exchange.

Shareholders resident in countries outside Italy are urged to consult their own tax advisors about the tax effects of the Merger in their own jurisdictions.

The Spin-Off

The Spin-Off prior to the Merger, whereby Tim transferred the Domestic Mobile Division to Tim Italia (see Section 2.1(c)), is tax neutral and, as such, it will not give rise to taxable capital gains or tax-deductible capital losses.

2.1.3  Expected major shareholdings and control of the post-Merger Telecom Italia

At 16 March 2005, the shareholders of Telecom Italia with an interest in that company’s ordinary share capital of more than 2% on the basis of the shareholder register and the disclosures of major shareholdings pursuant to Article 120 of the Consolidated Law were as follows:

Shareholders	Type of holding	Number of ordinary shares held	% of the ordinary share capital
Olimpia S.p.A.	Direct	2,407,345,359	21.80
Brandes Investment Partners LLC	Fund(a)	372,896,243	3.38
Assicurazioni Generali S.p.A.	Direct and indirect(b)	363,640,564	3.29
Hopa S.p.A.	Direct and indirect(c)	361,364,703	3.27
JP Morgan Chase and Co.	Direct(d)	249,411,198	2.26

(a)	Disclosure pursuant to Article 121.3 of the Consob Regulation.

(b)	The list of companies through which the shares are held is available on the Internet at www.consob.it.

(c)	Shares held through the subsidiary company Holinvest S.p.A.

(d)	Of which 72,894,581 held as temporary purchaser/borrower.

As things stand, Telecom Italia is not subject to the control of any person within the meaning of Article 93 of the Consolidated Law. As a consequence of the provision in Telecom Italia’s bylaws requiring the slate voting system to be used for the election of the Board of Directors, in the shareholders’ meeting of 6 May 2004 Olimpia, with a holding at the time of approximately 17%, determined the election of 15 of the 19 incumbent directors (10 of whom qualify as independent) since it was found to own a little more than half (51%) of the capital represented in the meeting.

The following table summarizes the expected composition of Telecom Italia shareholders with holdings in excess of 2% of the ordinary share capital, assuming (i) that no Telecom Italia or Tim stock options are exercised and that no Telecom Italia convertible bonds are converted subsequent to the former becoming exercisable again and the latter becoming convertible again, between the ex dividend date and the effective date of the Merger, and (ii) that Telecom Italia’s interest in Tim’s capital does not change and remains equal to 7,232,583,124 ordinary shares.

The table is based exclusively on information in the Telecom Italia shareholder register or disclosed by shareholders pursuant to Article 120 of the Consolidated Law.

Shareholders	Number of ordinary shares held	% of the ordinary share capital
Olimpia S.p.A.	2,407,345,359	18.25
Brandes Investment Partners LLC	372,896,243	2.83
Assicurazioni Generali S.p.A.	363,640,564	2.76
Hopa S.p.A.	361,364,703	2.74

Upon completion of the Merger, no shareholder is expected to control Telecom Italia within the meaning of Article 93 of the Consolidated Law.

2.1.4  Effects of the Merger on shareholders’ agreements falling within the scope of Article 122 of the Consolidated Law involving shares of the companies participating in the Merger

Notices have been published in the Italian press containing extracts of the following agreements:

–	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A.) and Edizione Holding S.p.A. – Edizione Finance International S.A., executed on 7 August 2001 and subsequently amended;

–	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A), UniCredito Italiano S.p.A. and Intesa BCI S.p.A (now Banca Intesa S.p.A.), executed on 14 September and subsequently amended;

–	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A.), Edizione Finance International S.A./Edizione Holding S.p.A., Banca Intesa S.p.A., UniCredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A., executed on 2 February 2003 and subsequently amended.

The parties to the shareholders’ agreements falling within the scope of Article 122 of the Consolidated Law that concern the companies participating in the Merger have not made any notification concerning the possible effects of the Merger on such agreements.

The extracts of these shareholders’ agreements are available on Consob’s website (www.consob.it) and are attached herewith (see Annex XVII).

2.2  Reasons for and purposes of the transaction

2.2.1  Reasons for and purposes of the transaction with specific regard to operating objectives

The Merger, together with the associated Tender Offer and Spin-Off, is intended to satisfy a series of business needs, prompted by the progressive convergence between fixed and mobile telecommunications platforms. The incorporation of Tim into Telecom Italia is intended to promote the creation of a business model and organizational strategy appropriate to expected market developments and the defense of the creation of value.

To capture the benefits made available by the integration of platforms and services, at a time of significant technological discontinuity, it is desirable to undertake a corporate structural reorganization that will permit the unitary governance of business processes that a situation of partial control does not fully allow. In fact, the “strong” path of corporate integration by means of the Merger will make it possible to overcome the constraints inherent in the existing ownership structure, notwithstanding the scope for coordination typical of a group structure. That structure is conditioned by the existence of two sets of shareholders in the market, whose interests have to be pursued separately as regards strategic investments and business plans. Only complete integration can overcome these limitations, by eliminating conflicts and simultaneously promoting the most efficient distribution of costs and benefits between the parent company and the subsidiary.

The changes under way in the market pose new challenges for the Telecom Italia Group, but they also offer new opportunities if they are appropriately faced.

The demand for telecommunications services is growing, driven by the spread of broadband in wireline business and by the new services supplied in the mobile segment. In particular:

–	communications on fixed networks have enriched the supply of traditional “voice” and “data” services by adding innovative services (e.g., supply of paid contents) made possible by XDSL technology and fiber optics;

–	communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now afford mobility not only for voice services but also for data, Internet and media services.

Alongside these recent developments, additional elements of discontinuity in technology and the market are leading towards a progressive attenuation of the traditional distinctions between the different business areas.

Some trends in technologies are facilitating interaction between the different networks (fixed and mobile, voice and data) and between the supply of telecommunications services and that of adjacent sectors, such as information technology, media and consumer electronics, offering operators the opportunity to develop new services and make the technical management and development of network infrastructures more efficient.

In particular, the convergence between fixed and mobile is generated by:

•	the spread of the IP protocol for the transport of voice, data and video on fixed and mobile networks;

•	the creation of the Unlicensed Mobile Access standard (UMA) for seamless access from mobile terminals via both cellular networks and wireless fixed networks based on IP;

•	the use of the Session Initiation Protocol (SIP) for the provision of multimedia content equally on fixed and mobile networks;

•	the unification of the control platform for interactive multimedia services;

•	the availability of new broadband technologies for wireless access to fixed networks (Wi-Fi, WiMax); and

•	the spread of advanced multi-standard terminals (PSTN/Wi-Fi/GSM/UMTS) for seamless access to fixed and mobile services.

On the demand side, customers increasingly feel the need to use the services made possible by the new technologies seamlessly, regardless of where they are. In particular, business customers require solutions for access to their own intranet and to corporate applications with the fixed or mobile network available at any given moment, and consumers are interested in the creation of multimedia portals with access from both fixed and mobile networks to enjoy digital content (music, film, etc.).

The developments described above will radically change the business models in the information and communication technology market. Accordingly, the leading players will need to alter the organizational and operating structure of the different business areas in order to take advantage of the opportunities offered, with a view to counterbalancing the effects of the saturation of demand for traditional telephone services and the related erosion of prices and margins.

The leading operators in the Italian and European telecommunications market are preparing to respond to the latest technological and market developments on three main fronts:

–	better coordination and distribution of customer relations between the various segments (integration of sales channels and responsibilities for specific segments, brand management);

–	strengthening of certain critical functions for comparative advantage (IT and network technological choices; management of research; procurement; content acquisition and management; and coordination of supply policies); and

–	programs to recoup efficiency by exploiting synergies across the different business areas (common management of IT and network infrastructures, convergent evolution of applications platforms, and common content acquisition and management).

In this setting, the Telecom Italia Group already ranks in the top tier among European competitors in all business areas in terms of growth, profitability and product innovation. This is the result of the substantial investments made in technological innovation, which today provide the Group with a network infrastructure considered future-proof, ready to host and handle the portfolio of new generation products and services.

As mentioned above, however, the evolution of the market and the defense of the creation of value also require an adaptation of current business models and organizational strategies, an objective that the merger between Tim and Telecom Italia is intended to promote.

In particular, from a business perspective, it will be possible to anticipate the roadmap for the launch of new services, due to the integrated management of the introduction of innovative network technologies and architectures, and at the same time to improve efficiency in the operation of the fixed and mobile network business areas, above all through the coordination of common processes in the management and development of the networks and IT platforms.

The following additional advantages will also be pursued through the Merger:

–	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Telecom Italia’s current shareholders will have access to all the cash flow generated by the mobile communications business;

–

to enable Telecom Italia to optimize, in conjunction with the Tender Offer, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. In fact, from a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Tender Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost – in terms of the expected dividends – which would have been incurred on the equity that would otherwise have been issued in exchange for the Tim shares purchased in the Tender Offer. The consequent reduction in the weighted average cost of capital will foster the realization of the full value potential of the post-Merger Telecom Italia’s shares and thus the creation of value for shareholders.

2.2.2	Plans prepared by the companies participating in the Merger with regard to the business prospects and possible restructuring and/or reorganization

As mentioned above, the Merger serves to promote the adaptation of the Group’s business models and organizational strategy to the evolution of the market and the defense of the creation of value for shareholders.

Working Groups have been formed to ensure effective governance of the evolution of the post-Merger business and organizational structure. Their objective is to identify specific areas offering scope for efficiency gains in activities, processes and products in the fixed and mobile sectors, to draw up an action plan and to prepare estimates of the economic and financial benefits in the three years 2005-07 and beyond.

The activity of the Working Groups is coordinated by the “Telecom 2007” Steering Committee, in which the Group’s top management participates. The Committee provides guidance and control over the development of the overall plan by ensuring the observance of specific responsibilities.

The operational and organizational restructuring will be based on three guidelines: a market plan aimed at increasing the effectiveness of customer relations; an efficiency plan for the rationalization of internal and external structures; and an organizational development plan.

The actions primarily relate to the following business areas:

–	Networks and Information Technology;

–	Customer Operations;

–	Supply of Innovative Services and Sales Channels; and

–	Procurement.

In general, the measures, evaluated and implemented in compliance with applicable sector and antitrust legislation, will make it possible to:

a.	accelerate the adoption of innovative network technologies and architectures for the provision of convergent services;

b.	develop single platforms for fixed and mobile networks for the supply of multimedia content and value-added services;

c.	integrate network elements and IT infrastructures that are currently separate and achieve unitary management of the future development of fixed and mobile network infrastructures, software platforms for the management of network functions, and software architectures and applications for the management of the business;

d.	reduce reliance on outsourcers in some areas of the technical management of networks and IT platforms;

e.	offer convergent innovative services; and

f.	exploit the scope for efficiency gains in logistics and facility management through integrated management of the related processes.

In detail, the main projects under consideration are as follows:

Networks and Information Technology

Common management of network engineering and of the operation and maintenance of the technical platforms will make it possible to accelerate the pace of innovation and render the whole infrastructure more efficient. The solutions identified are critical to the expansion of the products portfolio with the focus on convergent services and applications made possible by broadband and to increase the profitability of the different business areas through an improvement of the cost structure in the creation and supply of services.

The main actions identified in this area relate to:

–	the planning of the Next Generation Network, a single IP transport network capable of providing voice, data and multimedia content services in transparent fashion with respect to the fixed and mobile access networks, which will nonetheless remain separate;

–	the creation of joint fixed and mobile platforms for the provision of value-added services and multimedia content;

–	the joint development, operation and maintenance of network information systems;

–	the internalization of part of the network technical maintenance and operating activities now being outsourced;

–	the development of a roadmap for the evolution towards multistandard WiFi/mobile terminals; and

–	the integration of IT infrastructures (consolidation and specialization of the Group Data Centers, creation of a Group-wide platform for the management of digital content, integration of Group company data networks, integration of desktop management services, integration of centers for the management of security on Group data networks and for the market).

Customer Operations

Customer care and the management of software platforms supporting the business will benefit from the scope for rationalizing processes common to fixed and mobile activities.

The main actions identified in this area relate to:

–	the creation of integrated architectures and platforms for IT applications used in the management of the business (e.g., billing, credit management and customer management) and, consequently, their evolution over time according to a common roadmap;

–	efficiency gains in back-office activities and customer care;

–	efficiency gains in the supply of customer information services based on directories (directories of subscribers, restaurants, hotels, etc); and

–	increases in customer care efficiency and service levels by adoption of the best practices developed in Telecom Italia and Tim.

Supply of Innovative Services and Sales Channels

Efficiency gains are expected in the development of value-added services – core voice services are not involved – and in the distribution channels. In particular, a new product line is being studied that brings together contents and services for use in a way that is simple, uniform and independent of the terminal and access network.

The main actions identified in this area relate to:

–	the development of homogeneous value-added services for the consumer market (e.g., seamless access to mail, interoperability of fixed and mobile services, and standardization of mimicking) and for the business market (e.g., mobile use of corporate applications by means of an extended enterprise model);

–	the development of a multimedia portal accessible from fixed and mobile network terminals and enhancement of Group contents and brands; and

–	the adoption of commercial best practices developed within the business units and rationalization of the activities in support of sales, while keeping fixed and mobile network offers separate, in order to increase the effectiveness of sales channels and their efficiency where they overlap.

Procurement

The Telecom Italia Group centralized the management of procurement processes some time ago. The Merger will make it possible to realize further improvements in the cost structure through more efficient and effective supervision of logistics and internal services.

The main actions identified in this area relate to:

–	the optimization of distribution logistics for commercial products by integrating the management of supplies, infrastructures and physical flows, and the maintenance and repair of equipment and terminals;

–	the exploitation of synergies between network operating structures and the evaluation of make-or-buy options;

–	the elimination of duplication and the harmonization of service standards in Facility Management and General Services; and

–	the extension to foreign affiliates of best practices in product logistics, network activities and internal services.

*        *        *

The above-mentioned projects will give rise in the three years 2005-07 to significant economic and financial benefits, which are expected to be disclosed to the market on the day when Telecom Italia extraordinary shareholders’ meeting takes place. Subsequently, on 8 April 2005 they will be presented to the financial community, together with the three-year objectives for revenues, operating results and total cash flow generation.

The Telecom Italia Steering Committee will monitor the progress of the operational and organizational reorganization, checking the operational results and economic impacts against the plans and forecasts, and will assist in the identification of new areas for integration and the creation of value.

2.3  Documents made available to the public and the places in which they can be consulted

This Information Document and the documents referred to in Article 2501-septies, first paragraph, points 1), 2) and 3), of the Civil Code and Article 70.1 of the Consob Regulation have been made available to the public. They can be consulted by anyone who applies: at Telecom Italia’s registered office at 2 Piazza degli Affari, Milan; at Tim’s registered office at 6 Via Cavalli, Turin, and at the latter’s corporate headquarters at 152 Via Pietro De Francisci, Rome; and at Borsa Italiana’s registered office. English translations of the above-mentioned documents are also available at the office of Telecom Italia North America Inc., 745 Fifth Avenue, New York, NY 10151. The appraisal report prepared in connection with the Spin-Off pursuant to Article 2343 of the Civil Code is also available at the Tim offices referred to above.

This Information Document and the documents filed pursuant to Article 2501-septies, first paragraph, points 1), 2) and 3), of the Civil Code have also been posted on the websites of Telecom Italia and Tim, at respectively www.telecomitalia.it and www.investor.tim.it.

3.  SIGNIFICANT EFFECTS OF THE TRANSACTION

3.1  Significant effects of the transaction on the key factors that influence and characterize the activity of the companies participating in the Merger and the types of business engaged in

The Merger will not lead to changes in the types of business engaged in. It is intended to satisfy a series of business needs prompted by the progressive convergence between fixed and mobile telecommunications platforms. The incorporation of Tim into Telecom Italia is intended to promote the creation of a business model and organizational strategy appropriate to expected market developments and the defense of the creation of value. For more information, see Section 2.2.

3.2  Implications of the transaction for the strategies concerning business and financial dealings between Group companies or the centralized supply of services

The Merger will not lead to significant changes in the business and financial dealings between companies belonging to the group headed by the post-Merger Telecom Italia or in the centralized supply of services

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4.  TIM’S OPERATING, FINANCIAL AND CASH FLOW DATA

4.1  Comparative tables of the TIM Group’s reclassified consolidated income statements and balance sheets for financial years 2004 and 2003 with explanatory notes

A comparison of the TIM Group’s reclassified consolidated income statements and balance sheets for financial years 2003 and 2004 is provided below, together with explanatory notes.

4.1.1  TIM Group’s reclassified consolidated income statements and balance sheets for financial years 2004 and 2003 with explanatory notes

Consolidated income statement (millions of euro)	2004	2003
A. Sales and service revenues	12,900	11,782

Increases in capitalized internal construction costs	43	2

B. Standard Production Value	12,943	11,784

Raw materials and outside services(*)	(6,228)	(5,660)

C. Value added	6,715	6,124

Labour costs(*)	(663)	(622)

D. Gross operating profit	6,052	5,502

Amortization of other intangibles and depreciation of fixed assets	(1,716)	(1,443)
Other valuations adjustments	(68)	(138)
Provision to reserve for risks and charges	(15)	(21)
Net other income (expense)	(87)	(15)

E. Operating income before amortization of differences on consolidation	4,166	3,885

Amortization of differences on consolidation	(93)	(99)

F. Operating income	4,073	3,786

Net financial income (expenses)(**)	(11)	8
Net investment income (expenses)	(1)	(4)

G. Income before extraordinary items and income taxes	4,061	3,790

Net extraordinary income (expenses)	241	417

H. Income before income taxes	4,302	4,207

Income taxes	(1,856)	(1,751)

I. Net income before minority interest	2,446	2,456

Minority interest	(93)	(114)

L. Net income (parent company’s interest)	2,353	2,342

(*)	Reduced by related cost recoveries.

(**)	Includes value adjustments to financial assets other than equity investments.

Notes to the reclassified consolidated income statements for financial years 2004 and 2003

RESULTS OF OPERATIONS

The consolidated net income of the Tim Group for 2004 was €2,446 million, of which €93 million was attributable to minority interests, resulting in net income of €2,353 million.

In 2003 the Tim Group had net income before minority interest of €2,456 million, of which €114 million was attributable to minority interests.

Net income for 2003 reflected the combined effects of the reversal of the liabilities and reserves established for the telecommunication license fee of €543 million and writedowns and provisions of €191 million in relation to Digitel, resulting in a positive after-tax contribution of €348 million.

Excluding extraordinary items, as described in the notes to the balance of extraordinary income and expense, and the related tax effect (for a total of €62 million), net income before minority interest for 2004 amounted to €2,237 million (€2,144 million after minority interest).

Excluding extraordinary items, net income before and after minority interests for the period increased by 6.1% and 7.5%, respectively.

More specifically:

Sales and service revenues for 2004 amounted to €12,900 million, an increase of 9.5% from the comparable figure for 2003 (€11,782 million). Excluding the negative effect of changes in the exchange rates on Latin American subsidiaries, organic growth would have been 10.9%.

International activities contributed €2,995 million, a 27.4% increase due mainly to the performance of TIM Brasil, which had consolidated revenues of €1,818 million, an increase of 43% compared to 2003 (49.9% at constant exchange rates).

Gross operating profit for 2004 amounted to €6,052 million (€5,502 in 2003), a 10% increase over the comparable figure for the preceding year. Excluding the effect of changes in the exchange rates, gross operating profit rose by 10.7%. Such growth was due both to the positive performance of existing activities and to the progressive reduction of the negative impact of start-up costs of the GSM service in Brazil.

Gross operating margin was 46.9% in 2004 (46.7% in 2003).

More specifically, gross operating profit was affected by:

•	the cost of raw materials and outside services, amounting to €6,228 million, an increase of €568 million (or 10%) from the comparable figure for 2003. This increase was mainly due to the start-up of the GSM service in Brazil and the higher costs associated with growing business volumes. Raw materials and outside services amounted to 48.3% of total revenues in 2004 (48% in 2003);

•	labor costs, totaling €663 million, increased by €41 million, or 6.6%, compared with the previous year. This item amounted to 5.1% of revenues in 2004, compared with 5.3% in 2003. At 31 December 2004, staff numbered 20,361 (18,888 at 31 December 2003).

Amortization and depreciation for 2004 amounted to €1,809 million (€1,542 million in 2003), as shown in the table below:

(millions of euro)	2004	2003	Change in absolute terms
Intangible assets	847	596	251
of which goodwill arising on consolidation differences	93	99	(6)
Fixed assets	962	946	16
Total amortization and depreciation	1,809	1,542	267

In January 2004 Tim S.p.A. began amortizing its UMTS license (included in intangible assets), previously amortized only for tax purposes in Telecom Italia’s financial statements. Amortization for the year amounted to €134 million.

Writedowns in financial year 2004 amounted to €68 million and mainly related to adjustments to bring accounts receivable into line with their expected realizable value. In particular, they referred to:

•	TIM S.p.A. (€42 million);

•	TIM Brasil Group (€19 million);

•	TIM Hellas (€5 million);

•	TIM Perù (€1 million).

Provisions added to the reserves for risks and charges amounted to €15 million in 2004, a decrease of €6 million compared to the previous year. They referred mainly to €7 million set aside by TIM Hellas, €5 million by the TIM Brasil Group and €3 million by TIM S.p.A.

Other expense exceeded other income by €87 million in 2004 (€15 million in 2003). This change was due mainly to an increase of €40 million in receivables written off by the Brazilian subsidiaries TIM Participaçoes, TIM Celular and Maxitel, as a result of refining and standardizing the accounting treatment of the allowances for bad debts and of the payment of higher indirect taxes (up €20 million), particularly by the TIM Brasil Group.

Operating income for 2004 amounted to €4,073 million (€3,786 million in 2003), a 7.6% increase. The organic growth rate compared with 2003 was 7.5%.

The operating margin was 31.6% in 2004 (32.1% in the previous year), reflecting, in addition to the impact of the amortization of the UMTS license of €134 million, or 1% of revenues, the inherent increase in depreciation associated with the development of technical and service infrastructures, particularly the GSM network in Brazil.

The table below shows the details of financial and investment income and expense:

(millions of euro)	2004	2003	Change in absolute terms
Financial income	196	290	(94)
Financial expense	(207)	(282)	75
Investment income (expense), net	(1)	(4)	3

Total	(12)	4	(16)

The deterioration of the balance of financial income and expense reflected mainly the impact of the time lag between the effect of inflation accounting and the exchange rate differences recorded by Digitel, partially offset by the improvement in TIM S.p.A.’s investment income.

Financial income decreased principally as a result of Digitel’s decrease in revenue attributable to exchange rate differences (down €35 million), reduced interest income (down €31 million), and lower income on foreign exchange transactions (down €7 million) and hedging contracts (down €4 million).

Financial expense decreased mainly due to lower expenses on hedging contracts (down €39 million) and lower interest expenses (down €52 million), partially offset by an increase in foreign exchange expenses (up €31 million).

Income before extraordinary items and taxes amounted to €4,061 million in 2004 (€3,790 million in 2003), an increase of 7.2%.

Extraordinary income exceeded extraordinary expense by €241 million in 2004. This amount included extraordinary income related mainly to the release of the reserve for risk and charges established for the Brazilian subsidiary TIM Celular (€109 million) and to the repayment to TIM S.p.A. of the first annual instalment (paid in 2000) of the telecommunication contribution (under Article 20 of Law 448/1998) plus legal interest accrued thereon (€210 million). On the other hand, Tim S.p.A. incurred extraordinary expenses of €41 million (including €23 million related to corporate reorganization and €18 million for restructuring costs) and wrote off €7 million of Blah!’s goodwill in light of this company’s downsizing. Other extraordinary expenses for the Group amounted to €30 million.

The €176 million decrease from the previous year’s positive balance of €417 million was due mainly to last year’s reversal of the liability and reserves established for the telecommunication contribution in 2000-2002 and reported at year-end 2002 (€543 million), which was partly offset by the €191 million in writedowns and provisions in relation to Digitel.

Income taxes for 2004, amounting to €1,856 million, increased by €105 million compared to 2003, mainly as a result of TIM S.p.A.’s higher taxable income.

4.1.2  TIM Group’s reclassified consolidated financial statements at 31 December 2004 and 2003 with explanatory notes

Consolidated balance sheet (millions of euro)	At 31 December 2004	At 31 December 2003
A. Intangibles, fixed assets and long-term investments	9,862	9,276
Intangible assets
- differences on consolidation	671	734
- other intangible assets	4,785	4,516
Fixed assets	4,354	3,908
Long-term investments:
- equity investments and advances on future capital contributions	11	12
- other	41	106

B. Working capital	(1,932)	(2,407)
Inventories	89	97
Trade accounts receivable, net	1,941	1,731
Other assets	1,352	758
Trade accounts payable	(3,734)	(2,713)
Other liabilities	(1,332)	(1,941)
Reserve for employee termination indemnities and pensions and similar obligations	(111)	(95)
Deferred tax assets, net of the reserve for income taxes	587	1,020
Other reserves for risks and charges	(718)	(1,256)
Capital and/or investment grants	(6)	(8)

C. Net invested capital (A+B)	7,930	6,869

Financed by:
D. Shareholders’ equity:	8,247	7,803
• Parent company’s interest	7,660	7,295
• Minority interests	587	508
E. Medium/long-term debt	385	585
F. Net short-term financial borrowings (liquidity)	(702)	(1,519)
Short-term borrowings	259	257
Liquid assets and short-term financial receivables	(974)	(1,778)
Financial accrued expenses (income), prepaid expenses and deferred income, net	13	2
Total net financial debt (liquidity) (E+F)	(317)	(934)

G. Total net financing (D+E+F)=C	7,930	6,869

Explanatory notes to the TIM Group’s reclassified consolidated balance sheets at 31 December 2004 and 2003

FINANCIAL STRUCTURE AND CASH FLOW

Intangibles, fixed assets and long-term investments at year-end 2004, amounting to €9,862 million, increased by €586 million compared to year-end 2003.

Details are as follows:

•	Intangible assets amounted to €5,456 million at year-end 2004 (€5,250 million at 31 December 2003). The increase was due mainly to investments totaling €964 million, amortization of €847 million and €10 million of translation differences determined by adverse changes in exchange rates.

•	Fixed assets totaled €4,354 million at year-end 2004 (€3,908 million at 31 December 2003). The increase was due principally to investments totaling €1,621 million, amortization totaling €962 million and the negative effect of translation differences amounting to €15 million;

•

Long-term investments amounted to €52 million at year-end 2004 (€118 million at 31 December 2003). The reduction was due mainly to the repayment of part of the financial receivable from Telecom Italia Finance. As described more extensively in the notes to the Group’s financial statements, the carrying value of the equity investment in Avea (formerly TT&TIM) has been written off, while the receivable from Is-TIM, which had also been written off, have been converted into shares of Is-TIM as part of the merger with Aycell. Furthermore, at 31 December 2004, the book value of the equity investment in Avea was kept at zero since, in the case of non-cash contributions to a joint venture, International Accounting Standards (IAS 31 and its interpretations) require transactions to be reported at pre-existing book values.

Investments totaled €2,602 million in 2004 (€2,017 million in 2003). The table below provides a breakdown:

(millions of euro)	2004	2003	Change in absolute terms
Industrial investments	2,490	1,957	533
Differences on consolidation	95	7	88
Financial investments	17	53	(36)

Total investments	2,602	2,017	585

In 2004, industrial investments focused on the technology necessary to expand the network and to develop platforms to support the offering of innovative services, mainly in Italy (€1,469 million) and Brazil (€819 million, in particular for the rollout of the GSM network).

Working capital was a negative €1,932 million (compared with a negative €2,407 million at 31 December 2003).

The €475 million improvement from a year earlier was mainly due to the following:

•	the increase of €210 million in accounts receivable, which was attributable mainly to the companies of the TIM Brasil Group (TIM Celular €99 million, TIM Participaçoes €47 million, Maxitel €20 million), to Tim S.p.A. (€30 million) and to TIM Hellas (€12 million), primarily as a result of the launch of new services and higher revenues, particularly in Brazil;

•	the increase of €1,021 million in trade accounts payable, from €2,713 million at the end of 2003 to €3,734 million at the end of 2004, which was attributable mainly to Tim S.p.A. (€602 million) and the TIM Brasil Group (€427 million);

•	the decrease of €609 million in other liabilities, attributable mainly to Tim S.p.A.;

•	the decrease of €433 million in deferred tax assets, net of the reserve for income taxes, attributable to Tim S.p.A.;

•	the decrease of €538 million in the reserve for risks and charges, attributable mainly to Tim S.p.A. (€316 million) as a result of the use of the reserve for technological upgrading, to Tim International (€83 million) and to the release of the reserve for risks established for the Brazilian subsidiary TIM Celular (€109 million).

Shareholders’ equity amounted to €8,247 million at year-end 2004 (€7,803 million at year-end 2003), of which €7,660 million was attributable to Tim (€7,295 million at 31 December 2003) and €587 million to minority interests (€508 million at 31 December 2003).

(millions of euro)	2004	2003
At beginning of year	7,803	5,779
Net income attributable to the parent company and minority interests	2,446	2,456
Dividends and reserves distributed to minority interests paid by:	(2,222)	(429)
Tim S.p.A.	(2,200)	(410)
Other (Tele Nordeste Celular, Tele Celular Sul, TIM Hellas)	(22)	(19)
Shareholders’ contributions	157	0
Net translation adjustments and other changes	63	(3)

At end of year	8,247	7,803

The increase in shareholders’ equity, net of dividend payments amounting to €2,222 million, was due mainly to the net income for 2004 and the management’s subscription of new shares under stock option plans.

At 31 December 2004, the Tim Group had a positive financial position of €317 million. This represented a decrease of €617 million compared to 31 December 2003, primarily due to the impact of the dividend payments, which were partially compensated by the significant cash flows for the year.

The table below summarizes the composition of gross financial debt (which does not include short-term financial accruals, prepayments and deferrals of €13 million):

(millions of euro)	At 31.12.2004						At 31.12.2003
	Euro	%	Foreign currency	%	Total	%	Total	%
Medium/long-term debt	194	82	191	47	385	60	585	69
Short-term financial borrowings	42	18	217	53	259	40	257	31

Total	236	100	408	100	644	100	842	100

4.1.3  Tim Group’s cash flow for financial years 2004 and 2003 and net financial position at 31 December 2004 and 2003

Consolidated statement of cash flow (millions of euro)			2004	2003
A. Net financial debt (liquidity), at beginning of year			934	(1,922)
Operating income			4,073	3,786
Depreciation of fixed assets and amortization of intangible assets			1,809	1,542
Investments in fixed assets and intangible assets			(2,490)	(1,957)
Proceeds from disposal of intangible assets and fixed assets			8	6
Change in operating working capital and other changes			574	369
B. Free cash flow from operations			3,974	3,746
Investments in long-term investments and differences on consolidation			(112)	(60)
Proceeds from sale/redemption value of other intangible assets, fixed assets and long-term investments			64	58
Change in non-operating working capital and other changes			(2,478)	(459)
C.			(2,526)	(461)
D. Net cash flows before distribution of income/reserves and contributions by shareholders	(B+C	)	1,448	3,285
E. Distribution of income/reserves			(2,222)	(429)
F. Contributions by shareholders			157	—
G. Net change in net financial debt	(D+E+F	)	(617)	2,856
H. Net financial debt (liquidity) at end of year	(A+G	)	317	934

Free cash flow from operations amounted to €3,974 million in 2004, an increase of €228 million from 2003 (€3,746 million). It was equal to 30.8% of revenues.

4.2  Auditors’ opinion on the consolidated financial statements for 2004 and 2003

The comparative data shown in the tables in Section 4.1 of this Information Document have been derived from the Tim Group’s consolidated financial statements for the years ended 31 December 2004 and 31 December 2003, which were audited by Reconta Ernst & Young S.p.A.

Reconta Ernst & Young S.p.A. rendered an unqualified opinion on the Tim Group’s consolidated financial statements for the years ended 31 December 2004 and 31 December 2003.

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5.  PRO FORMA FINANCIAL DATA OF THE ABSORBING COMPANY

Introduction

This Section contains the pro forma consolidated reclassified financial data as of and for the year ended 31 December 2004 of the Absorbing Company which give retroactive effect to the Merger described in the merger plan approved by the Boards of Directors of Tim and Telecom Italia on 23 January 2005, reported in summary in Section 2 and attached to this Information Document as Annex I.

The pro forma consolidated reclassified financial data as of and for the year ended 31 December 2004 were prepared by making appropriate pro forma adjustments to the historical consolidated financial statements of Telecom Italia, to give effect to the Merger transaction, as outlined below.

The consolidated financial statements of Telecom Italia as of and for the year ended 31 December 2004 and the consolidated financial statements of Tim as of and for the year ended 31 December 2004 were audited by Reconta Ernst & Young S.p.A., which issued its audit reports on 16 March 2005.

The pro forma consolidated reclassified financial data follow the schemes adopted by Telecom Italia and Tim for the presentations of their consolidated financial data.

The pro forma consolidated reclassified financial data have been obtained on the basis of:

i.	the historical consolidated financial data of Telecom Italia which include also the historical consolidated financial data of Tim;

ii.	the pro forma adjustments reflecting the Tender Offer, the Merger and the related transactions envisaged to complete the Merger.

The pro forma consolidated reclassified financial data were prepared by making appropriate pro forma adjustments to the historical consolidated financial data, to give retroactive effect to the significant aspects of the Merger transaction. In detail, in accordance with Consob Communication No. DEM/1052803 of 5 July 2001, the effects of the Merger have been shown retroactively in the pro forma consolidated balance sheet as if the Merger had taken place on 31 December 2004 and in the pro forma consolidated income statement as if it had taken place on 1 January 2004.

The pro forma adjustments made to the consolidated historical financial statements and the scope and assumptions upon which they are based are described in detail in this Section, in paragraphs 5.1.1, 5.1.2 and 5.1.3.

With respect to the accounting policies adopted by Telecom Italia and Tim in preparing their historical consolidated financial statements, reference is made to the notes to the respective consolidated financial statements as of and for the year ended 31 December 2004. It should be noted that such financial statements are prepared in accordance with Legislative Decree 9 April 1991, No. 127 which introduced in Italy the VII EEC Directive with respect to the consolidated financial statements and in accordance with the rules of the Civil Code for the preparation of statutory financial statements, modified by Legislative Decree 17 January 2003, No. 6 and subsequent amendments, where applicable for analogy or specifically related to the consolidated financial statements (“Italian GAAP”), which differ from the international accounting principles IAS/IFRS.

Telecom Italia will prepare its consolidated financial statements as of and for the year ending 31 December 2005 in accordance with IAS/IFRS. At completion of the Merger, such transaction will then be accounted for, in the consolidated financial statements as of and for the year ending 31 December 2005, in accordance with the international accounting principles, as described in Section 2.

Reconta Ernst & Young S.p.A. examined the pro forma consolidated reclassified financial data as of and for the year ended 31 December 2004 in accordance with the criteria recommended by CONSOB in its Recommendation No. DEM/1061609 of 9 August 2001 for the examination of the pro forma consolidated financial data and issued the report on the reasonableness of the assumptions and of the methodology adopted for the preparation of the pro forma consolidated financial data. The independent auditors’ examination report on the pro forma consolidated financial data at 31 December 2004, issued on 23 March 2005, is attached as Annex XVI to this Information Document.

In order to interpret the pro forma data correctly, it is necessary to bear the following in mind:

i)	since the pro forma data are prepared based on assumptions, if the Merger had taken place at the dates referred to for the purpose of preparing the pro forma consolidated financial data, instead of the date at which it will actually take place, the results that are presented therein would not be necessarily obtained;

ii)	the pro forma data do not reflect forecast data since they are prepared to represent only the effects of the Tender Offer and of the Merger that can be identified and measured, without considering the potential impact of changes in management policies and operational decisions made as a consequence of the Merger.

Further, in view of the difference between the scopes of pro forma and historical financial statements and the fact that the effects of the Merger are calculated differently for the balance sheet and the income statement, the two pro forma statements need to be read and examined separately, without attempting to establish accounting relationships between them.

5.1  Pro forma consolidated balance sheet at 31 December 2004 and pro forma consolidated income statement for the year ended 31 December 2004

Pro forma consolidated balance sheet at 31 December 2004 of the Telecom Italia Group

					Adjustments
	(Euro million)			Historical data	Tender Offer	Put/Call options on Tim shares	Consolidation of Tim shares from tender offer and Put/Call options	Tim dividend distribution to third parties	Cancellation of Tim treasury shares	Merger effect	Pro forma data
A	INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
	Intangible assets:
	– Differences on consolidation			25,637			12,062				37,699
	– Other intangible assets			7,237							7,237
	Fixed assets			17,717							17,717
	Long-term investments:
	– Equity Investments and advances on future capital contributions			1,064	13,804	351	(14,155)				1,064
	– Other			802							802

				52,457	13,804	351	(2,093)				64,519

B	WORKING CAPITAL
	Inventories			435							435
	Trade accounts receivable, net			6,666							6,666
	Other assets			2,646					(5)		2,641
	Trade accounts payable			(7,057)							(7,057)
	Other liabilities			(5,436)							(5,436)
	Reserves for employee termination indemnities and pensions and similar obligations			(1,364)							(1,364)
	Capital and/or investment grants			(209)							(209)
	Deferred tax assets net of reserve for income taxes			3,246							3,246
	Other reserves for risks and charges			(1,998)							(1,998)

				(3,071)					(5)		(3,076)

C	NET INVESTED CAPITAL	(A+B	)	49,386	13,804	351	(2,093)		(5)		61,443

	Financed by:
D	SHAREHOLDERS’ EQUITY
	Parent Company’s interest			15,172					(3)	718	15,887
	Minority interest			4,689			(2,093)	(376)	(2)	(718)	1,500

				19,861			(2,093)	(376)	(5)	—	17,387

E	MEDIUM/LONG-TERM DEBT			36,535	9,000						45,535

F	NET SHORT-TERM FINANCIAL BORROWINGS (LIQUIDITY)
	Short-term borrowings			2,027							2,027
	Liquid assets and short-term financial receivables			(9,878)	4,804	351		376			(4,347)
	Financial accrued expenses (income), prepaid expenses and deferred income, net			841							841

				(7,010)	4,804	351		376			(1,479)

G	TOTAL NET FINANCIAL DEBT	(E+F	)	29,525	13,804	351		376			44,056

H	TOTAL NET FINANCING	(D+G	)	49,386	13,804	351	(2,093)	—	(5)		61,443

Pro forma consolidated income statement for the year ended 31 December 2004 of the Telecom Italia Group

			Adjustments				Pro forma data
	(Euro million)	Historical data	Tender Offer	Put/Call options on Tim shares	Amortization of differences on consolidation	Minority interest
A	SALES AND SERVICE REVENUES	31,237					31,237
	Change in inventories of work in process, semi-finished and finished goods	(6)					(6)
	Change in inventory of contract work in progress	(6)					(6)
	Increases in capitalized internal construction costs	742					742
	Operating grants	12					12

B	STANDARD PRODUCTION VALUE	31,979					31,979
	Raw materials and outside services(1)	(13,414)					(13,414)

C	VALUE ADDED	18,565					18,565
	Labour cost(1)	(4,037)					(4,037)

D	GROSS OPERATING PROFIT	14,528					14,528
	Amortization of other intangibles and depreciation of fixed assets	(5,092)					(5,092)
	Other valuations adjustments	(280)					(280)
	Provision to reserves for risks and charges	(81)					(81)
	Net other income (expenses)	(321)					(321)

E	OPERATING INCOME BEFORE AMORTIZATION OF DIFFERENCES ON CONSOLIDATION	8,754					8,754
	Amortization of differences on consolidation	(1,554)			(635)		(2,189)

F	OPERATING INCOME	7,200			(635)		6,565
	Net financial income (expenses)(2)	(1,952)	(401)	(7)			(2,360)
	Net investment income (expenses)	118					118

G	INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	5,366	(401)	(7)	(635)		4,323
	Net extraordinary income (expenses)	(410)					(410)

H	INCOME BEFORE INCOME TAXES	4,956	(401)	(7)	(635)		3,913
	Income taxes	(3,054)	132	3			(2,919)

I	NET INCOME BEFORE MINORITY INTEREST	1,902	(269)	(4)	(635)		994
	Minority interest	(1,121)				1,101	(20)

L	NET INCOME (PARENT COMPANY’S INTEREST)	781	(269)	(4)	(635)	1,101	974

(1)	Reduced by related cost recoveries.

(2)	Includes value adjustments to financial assets, other than equity investments.

5.1.1  Description of the pro forma adjustments to the historical consolidated reclassifed data as of 31 December 2004 and for the year ended 31 December 2004

Pro forma adjustments to the historical consolidated reclassified balance sheet data as of 31 December 2004:

1.	the column “Tender Offer” represents the disbursement of Euro 13,804 million, initially through the utilization of the Financing for Euro 11,300 million (of which Euro 2,300 million early reimbursed), and through the utilization of a portion of the liquidity of Telecom Italia, for Euro 2,504 million;

2.	the column “Put/Call options on Tim shares” represents the disbursement of Euro 351 million for the purchase of Tim ordinary and savings shares at the price of Euro 5.57, through the utilization of a portion of the liquidity of Telecom Italia;

3.	the column “Consolidation of Tim shares from Tender Offer and Put/Call options” represents the consolidation of Tim shares acquired through the Tender Offer and the exercise of the put and call options which determines an increase of the line item “Differences on consolidation” of Euro 12,062 million;

4.	the column “Tim dividend distribution to third parties” represents the portion of the estimated dividend on the net result of Tim for the year 2004 to be paid to third parties (parties resulting different from the companies belonging to the Telecom Italia Group) after the completion of the Tender Offer and the exercise of the call and put options;

5.	the column “Cancellation of Tim treasury shares”;

6.	the column “Merger effect” represents the effect of the Merger, resulting in a decrease in minority interest, following the exchange of shares owned by the residual Tim minority shareholders.

Pro forma adjustments to the historical consolidated reclassified income statement data for the year ended 31 December 2004:

1.	the column “Tender Offer” reports the financial expenses deriving from the utilization of the Financing, in addition to the lower financial income deriving from the utilization of a portion of the liquidity of Telecom Italia as if such utilization started on 1 January 2004; such net financial expenses, equal to Euro 401 million, include the costs for the availability of the Financing for an amount of Euro 24 million;

2.	the column “Put/Call options on Tim shares” reports the lower financial income deriving from the utilization of a portion of the liquidity of Telecom Italia, equal to Euro 7 million, as if such utilization started on 1 January 2004;

3.	the column “Amortization of differences on consolidation” represents the amortization of the differences on consolidation arising from the Tender Offer and the exercise of the put and call options on the Tim shares for Euro 635 million. Amortization is computed over a period of 19 years, corresponding to estimated residual useful life of the differences on consolidation accounted for with respect to the merger Olivetti – Telecom Italia;

4.	the column “Minority interest” represents the effect of the Merger on minority interest, equal to a decrease in minority interest of Euro 1,101 million.

5.1.2  Purpose of the presentation of the pro forma consolidated reclassified financial data

The purpose of the presentation of the pro forma consolidated reclassified financial data is to give retroactive effect to the significant aspects of the Merger transaction and to the accessory transactions, by making appropriate pro forma adjustments to the historical consolidated financial data. In detail, the effects of the Merger have been shown retroactively in the pro forma consolidated balance sheet as if the Merger had taken place on 31 December 2004 and in the pro forma consolidated income statement as if it had taken place on 1 January 2004.

5.1.3  Assumptions for the preparation of the pro forma consolidated financial data

Tender Offer

The Tender Offer, which commenced on 3 January 2005 and was completed on 21 January 2005, represented the first stage of the Group’s reorganization program and must be considered connected with and functional to the Merger.

At the end of the Tender Offer acceptance period and following the proration of the Tim ordinary shares tendered, Telecom Italia acquired No. 2,456,501,605 Tim ordinary shares and, accordingly, owns No. 7,190,583,124 Tim ordinary shares, representing approximately 84.8% of total ordinary shares and approximately 83.539% of total share capital of Tim; in addition, Telecom Italia owns No. 8,463,127 Tim savings shares, representing approximately 6.4% of total savings shares and approximately 0.098% of total share capital of Tim.

On the basis of the results of the Tender Offer, the total cash disbursement of Telecom Italia for the purchase of the Tim shares amounted to approximately Euro 13.8 billion. This disbursement has been made utilizing, for Euro 2.5 billion, a portion of the liquidity of Telecom Italia and, for Euro 11.3 billion, the Financing. Following the early repayment of the first tranche of the Financing (and in turn, its full cancellation) for Euro 2.3 billion, the portion of the Financing to be reimbursed is equal to Euro 9 billion. Further details are provided for in paragraph 2.1(b).

The Tender Offer has been settled on 28 January 2005.

Summary of the Merger transaction

As summarised in Section 2 and described in the reports of the Boards of Directors of Telecom Italia and Tim of 23 January 2005 (attached to this Information Document as Annexes II and III), under the proposed Merger transaction Tim will be incorporated into Telecom Italia, pursuant to articles 2501 and following of the Civil Code; prior to the Merger, Tim spun-off its mobile communications business in Italy. For further details see paragraph 2.1(c).

The Merger will result in the cancellation without exchange of the Tim ordinary and savings shares held by Telecom Italia at the effective date of the Merger and the assignment to holders of Tim ordinary and savings shares other than Telecom Italia of ordinary and savings shares issued by the Absorbing Company. Such assignment will be based on the exchange ratios described in paragraph 2.1.2(c) equal, respectively, to No. 1.73 Telecom Italia ordinary share, par value Euro 0.55, for each Tim ordinary share, par value Euro 0.06, and to No. 2.36 Telecom Italia savings shares, par value Euro 0.55, for each Tim savings share, par value Euro 0.06. No cash settlements will be made. The treasury shares owned by Tim will not be exchanged, pursuant to article 2504-ter, paragraph 2, of the Civil Code.

Call and put options

Following the exercise of the call and put options communicated to the market on 21 December 2004, Telecom Italia exercised, after the closing of the Tender Offer, call options for 21 million Tim savings shares. Further, following the exercise of the put options under the above mentioned contract, Telecom Italia acquired additional 42 million Tim ordinary shares and, accordingly, owns, on the date of this Information Document, a total of No. 7,232,583,124 Tim ordinary shares (including those acquired in the Tender Offer), equal to approximately 85.5% of the share capital. Additional details are provided for in paragraph 2.1(b).

Assumptions for the preparation of the pro forma consolidated reclassified financial data

The pro forma consolidated reclassified financial data have been prepared on the basis of the following assumptions, as if such assumptions had occured on 31 December 2004 with respect to the pro forma consolidated reclassified balance sheet and on 1 January 2004 with respect to the pro forma consolidated reclassifed income statement:

a)	the purchase of ordinary and savings shares of Tim in the Tender Offer;

b)	the purchase of ordinary and savings shares of Tim through the exercise of the call and put options;

c)	the execution of the Bank Financing agreement and use of the proceeds for the Tender Offer;

d)	the utilization of a portion of Telecom Italia liquidity for the Tender Offer and for the exercise of the call and put options;

e)	the consolidation of the Tim shares acquired through the Tender Offer and the exercise of the call and put options;

f)	the estimate of the portion to be paid to third parties with respect to the Tim dividend to be distributed on the net result of the year 2004;

g)	the cancellation of the treasury shares of Tim;

h)	the effect of the Merger with a decrease in the portions of shareholders’ equity and net result attributable to minority interest following the exchange of the Tim shares owned by the residual minority shareholders;

i)	the tax effects, with respect to the income statement data, of the pro forma adjustments.

Withdrawal right

As described in Section 2, the holders of Tim savings shares who will not approve the Merger in their special shareholders’ meeting, will have the right of withdrawal in accordance with article 2437, paragraph 1, letter g) of the Civil Code, due to the fact that, because of the exchange of shares, their rights will be modified. For further details see paragraph 2.1.2 (e).

For the preparation of the pro forma consolidated reclassified financial data, no pro forma adjustments have been made with respect to the effects of the withdrawal, because, based on the current market price of the savings shares, the exercise of such right is not economically favorable to the holders of such shares; the exercise of the withdrawal right, if any, would not determine any significant effect.

Costs associated to the Merger and other related transactions

The costs associated to the Merger and other related transactions have been estimated to be approximately Euro 245 million (of which Euro 42 million included in the extraordinary costs of the 2004 income statement); for such costs, which relate principally to consulting fees, legal opinions, fairness opinions, etc., no pro forma adjustments have been accounted for, since they are non recurring costs.

Furthermore, Telecom Italia entered into securities lending agreements for approximately No. 37 million Tim savings shares. For the costs to be incurred for such contracts in 2005, equal to approximately Euro 14 million, no pro forma adjustments have been accounted for, since they are non recurring costs.

Convertible bonds issued by Telecom Italia

No pro forma adjustments were made for the effects of the requests to convert into shares the “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium” described below, because these convertible notes are continuously convertible and the decision to exercise the conversion by the noteholders is not directly connected with the Merger.

On 14 December 2004 Telecom Italia published on the Italian Official Gazzette the notice concerning the rights of holders of “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium” to exercise their conversion rights under article 2503-bis, second paragraph, of the Civil Code. Further details are provided for in paragraph 2.1(a).

Subsequent to 31 December 2004, based on the requests for the exercise of the conversion of the notes received within 10 March 2005 (last day, before the closing of the window for the exercise of the conversion; the window will re-open on 19 April 2005), net financial debt will decrease by approximately Euro 2 billion.

*      *      *

Adoption of IAS/IFRS

Starting in 2005, Telecom Italia will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS. In this respect it should be noted that if the pro forma consolidated reclassified financial data for the year ended 31 December 2004 had been prepared in accordance with IAS/IFRS, the following differences, among others, would have been determined:

•	an increase in “differences on consolidation (goodwill)” and shareholders’ equity, given that, under IAS/IFRS, newly-issued shares exchanged for shares held by minority shareholders are entered at fair value (purchase method) instead of at par value (as was done to prepare the pro forma consolidated data in accordance with the Italian accounting principles illustrated above);

•	the elimination of the “amortization of differences on consolidation (goodwill)”, since under IAS/IFRS goodwill is no longer amortized on a regular basis but is tested for impairment.

5.2  Historical and pro forma financial data per share

	Telecom Italia Group
(in Euro)	Year 2004 (historical)	Year 2004 (pro forma)(°)
Per share data(*)
Consolidated net income from ordinary activities (Parent Company’s interest) per(1)(2):
Ordinary share	0.0753	0.0763
Savings share	0.0863	0.0873
Consolidated net income (Parent Company’s interest) per(2):
Ordinary share	0.0448	0.0493
Savings share	0.0558	0.0603
Consolidated shareholders’ equity (Parent Company’s interest) per share	0.9473	0.8641
Dividend per:
Ordinary share	0.1093	—
Savings share	0.1203	—
Cash flow(3) per share	0.5337	0.4500

(*) Number of shares (at 31 December) for the computation of the data per share:
Ordinary shares	10,220,792,202	12,348,570,253
Net of treasury shares	101,208,867	101,208,867

Savings shares	5,795,921,069	6,038,071,314

(°)	The pro forma column is based on the assumption described under paragraph 5.1.3.

(1)	Consolidated net income from ordinary activities attributable to the parent company was calculated on the basis of the share of the consolidated net income from ordinary activities attributable to the parent company, net of the applicable income taxes determined in accordance with the tax rate applicable for 2004.

(2)	This indicator was calculated considering the bylaws provision requiring dividend on savings shares to exceed dividend on ordinary shares by an amount equivalent to 2% of the par value of the shares (Euro 0.0110).

(3)	Consolidated net income before minority interest plus amortization and depreciation.

5.3  Independent auditors’ report on examination of pro forma consolidated financial information

The report of Reconta Ernst & Young S.p.A. on the examination of the pro forma consolidated financial data as of and for the year ended 31 December 2004 of the Telecom Italia Group (carried out in accordance with the criteria recommended by CONSOB in Recommendation No. DEM/1061609 of 9 August 2001 for the examination of pro forma data), is attached to this Information Document (Annex XVI).

6.  OUTLOOK FOR THE ABSORBING COMPANY AND FOR THE GROUP IT HEADS

6.1  General indications regarding business since the close of the 2004 fiscal year

On 24 February 2004, the Boards of Directors of Telecom Italia and Tim approved their draft financial statements for the year ended 31 December 2004 and their respective consolidated financial statements for the 2004 fiscal year.

Since the close of the 2004 fiscal year, there have been no new significant events concerning the performance of the Group. Net financial debt has increased as a result of the Tender Offer by approximately €13.8 billion, partly offset by the conversion of Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium.

6.2  Information permitting a reasonable forecast of the results for the current year

As of the 2005 fiscal year, Telecom Italia will prepare its interim and consolidated annual financial statements under IAS/IFRS.

The main changes compared with the financial statements prepared in accordance with Italian accounting standards relate to goodwill, securities transactions, securitizations and factoring. Compared with the financial statements for the year ended on 31 December 2004 prepared in accordance with Italian accounting standards, consolidated net income pertaining to Telecom Italia on the basis of IAS/IFRS increases by €1 billion (from €0.8 billion to €1.8 billion), primarily as a consequence of the elimination of the amortization of goodwill, while net financial debt increases from €29.5 billion to €32.8 billion, primarily as a consequence of the different accounting treatment of property sale and lease-back transactions in the period 2000-03, of securitizations and factoring (the credit rating agencies had already taken these effects into account in their revisions of Telecom Italia’s credit rating). This information must be understood as preliminary and subject to change. It was prepared under the IAS/IFRS adopted to date and in the light of the interpretations currently available. The accounting firm Reconta Ernst & Young has been engaged to verify the figures prepared during the transition to the new standards and this activity is still under way.

An increase in consolidated net income pertaining to Telecom Italia in 2005 is also deemed possible as a result of the reduction in Tim shareholders other than Telecom Italia. Net debt will increase as a result of the payment of the Tender Offer consideration (approximately €13.8 billion) and will be reduced by the cash flow from operations and the proceeds of the disposals already announced (Digitel Venezuela, Entel Chile and the Finsiel group).

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ANNEXES

I.	Merger plan referred to in Article 2501-ter of the Civil Code, with attached a copy of the post-Merger Telecom Italia’s bylaws.

II.	Report prepared by the directors of Telecom Italia S.p.A. pursuant to Article 2501-quinquies of the Civil Code.

III.	Report prepared by the directors of Telecom Italia Mobile S.p.A. pursuant to Article 2501-quinquies of the Civil Code.

IV.	Balance sheet of Telecom Italia S.p.A. at 30 September 2004 pursuant to Article 2501-quater of the Civil Code.

V.	Balance sheet of Telecom Italia Mobile S.p.A. al 30 September 2004 pursuant to Article 2501-quater of the Civil Code.

VI.	Report prepared by the accounting firm Mazars & Guerard S.p.A. pursuant to Article 2501-sexies of the Civil Code.

VII.	Report prepared by the accounting firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-sexies of the Civil Code.

VIII.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by JPMorgan Chase Bank N.A..

IX.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Mediobanca Banca di Credito Finanziario S.p.A..

X.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by MCC S.p.A. - Capitalia Gruppo Bancario.

XI.	(a) Fairness Opinion and (b) summary description of the analyses carried out by Goldman Sachs.

XII.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out] by Lazard & Co. S.r.l.

XIII.	(a) Valuation Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out] by Credit Suisse First Boston.

XIV.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out] by Merrill Lynch International (Milan Branch)

XV.	(a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out] by Mr. Angelo Casò (Studio Casò).

XVI.	Report by the accounting firm Reconta Ernst & Young S.p.A. on the pro forma balance sheets and income statements of Telecom Italia S.p.A.

XVII.	Shareholders’ agreements published pursuant to Article 122 of Legislative decree n. 58/1998.

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ANNEX I

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

(under Article 2501-ter of the Italian Civil Code)

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL ITALIAN DOCUMENT

January 23, 2005

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S.

Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, in or into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

[under Article 2501-ter of the Italian Civil Code (“Civil Code”)]

1.	Companies participating in the Merger.

Absorbing Company

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company”), with its registered office at 2 Piazza degli Affari, Milan, fully paid-up share capital of € 8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of €0.55 per share and 5,795,921,069 savings shares with a par value of €0.55 per share, tax code and Milan Company Register number: 00488410010.

Company to be Absorbed

TELECOM ITALIA MOBILE S.P.A.

Telecom Italia Mobile S.p.A., also known in abbreviated form as “T.I.M. S.p.A.” or “Tim S.p.A.” (“Tim” or the “Company to be Absorbed”), with its registered office at 6 Via Cavalli, Turin, fully paid-up share capital of € 515,728,777.86 divided into 8,463,410,468 ordinary shares with a par value of €0.06 per share and 132,069,163 savings shares with a par value of €0.06 per share, tax code and Turin Company Register number: 06947890015, a company subject to the direction of and coordination by Telecom Italia S.p.A..

In the context of the plan for the reorganization of the Telecom Italia Group, of which the Merger is a part, it is intended that, before the Merger, Tim will spin off its mobile communications business in Italy into Tim Italia S.p.A., a company established by means of a unilateral act by Tim and wholly owned by Tim. As a consequence of the Merger, Telecom Italia will succeed Tim in respect of Tim’s assets and liabilities and will thus acquire direct ownership of 100% of the capital of Tim Italia S.p.A., the company to which Tim’s domestic communications business will have been transferred.

2.	Bylaws of the Absorbing Company and amendments thereto as a consequence of the Merger.

In connection with the Merger and as regards the bylaws of Telecom Italia, it is to be noted that Telecom Italia will increase its share capital by a maximum nominal amount of € 1,420,690,865.55 through the issuance of a maximum of 2,291,344,587 ordinary shares and 291,729,714 savings shares, all with a par value of €0.55 per share, as a result of applying the share exchange ratio and assignment procedure referred to in Sections 3 and 4 below. Furthermore, as a consequence of the Merger, Article 5 of the bylaws will be amended to reflect the share capital increases that the Telecom Italia shareholders’ meeting will be called upon to approve for Tim’s stock option plans, to the extent such plans are still effective.

The complete text of the bylaws of Telecom Italia, including the amendments to Article 5 resulting from the Merger, is annexed to this merger plan. It should be noted, however, that the figures contained in such article 5 will be finalized in the merger deed, as a result of applying principles and criteria described below in Sections 3 and 4. It should also be noted that Article 22 of the bylaws of Telecom Italia contains clauses which, pursuant to Article 2 of Law no. 474 of July 30, 1994, grant the Minister for the Economy and Finance, together with the Minister for Productive Activities, certain special powers, including the right to veto the adoption of merger resolutions. The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider the conditions exist for the exercise of the veto power with respect to the adoption of the merger resolution by Telecom Italia’s shareholders’ meeting.

3.	Exchange ratio.

The Merger will be submitted for approval on the basis of the balance sheets at 30 September 2004, prepared in accordance with and for the purposes of Article 2501-quater of the Civil Code.

The exchange ratio has been fixed as follows:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each Tim ordinary share with a par value of €0.06 per share;

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•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each Tim savings share with a par value of €0.06 per share.

No cash consideration is envisaged.

4.	Procedure for assigning shares of Telecom Italia.

The maximum amount of the increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things as a consequence of the exercise of stock options granted and still valid, and

•	on the basis of the exchange ratios indicated in Section 3 above,

will be a maximum of € 1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share.

The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the voluntary partial tender offer for Tim ordinary shares and the voluntary tender offer for all Tim savings shares or Tim’s treasury shares, which will not be exchanged in the Merger.

The Merger will be implemented by means of:

(i)	the cancellation without exchange of Tim’s ordinary shares held as treasury stock at the effective date of the Merger;

(ii)	the cancellation without exchange of the Tim ordinary shares and savings shares held by Telecom Italia at the effective date of the Merger;

(iii)	the cancellation with exchange of the Tim ordinary shares and savings shares outstanding at the effective date of the Merger. The authorized intermediaries will provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled to be rounded up or down to the nearest whole number.

The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger. Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit in the central securities depository on a dematerialized basis.

The newly issued Telecom Italia shares earmarked for the exchange will be listed on the same basis as the Telecom Italia shares already outstanding at the time they are issued.

5.	Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits.

The ordinary and savings shares issued by Telecom Italia in exchange for the Tim shares cancelled as a consequence of the Merger will have normal dividend entitlement and will therefore give their holders equivalent rights to those of the holders of outstanding Telecom Italia shares at the time they are issued.

6.	Effectiveness of the Merger. Attribution and recording of Tim transactions in the accounts of Telecom Italia. Effectiveness of the Merger for Italian tax purposes.

Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective from the date of the last filing of the merger deed, or from such later date as may be specified in the merger deed itself.

In accordance with point 6 of Article 2501-ter of the Civil Code, the transactions effected by Tim will be attributed to and recorded in the accounts of Telecom Italia from 1 January of the year in which the Merger becomes effective. The Merger will also become effective for Italian tax purposes from such date.

It is expected that the spin-off of the mobile communications business in Italy, described in Section 1 above, will become effective prior to the effective date of the Merger.

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7.	Treatment reserved to special categories of shareholders or holders of securities other than shares. Special advantages for directors.

No special treatment is envisaged, in connection with the Merger, for any specific categories of shareholders or for holders of financial instruments other than the shares of Telecom Italia or the shares of Tim, provided, however, that:

•	the rights of holders of Telecom Italia stock options will not be amended as a consequence of the Merger, and

•	the number of shares obtainable by exercising Tim stock options will be amended to take account of the exchange ratio described in Section 3 above, with a corresponding updating of all the respective terms and conditions of such stock options.

The savings shares issued by Telecom Italia in exchange for the Tim savings shares will have equivalent rights to those of the Telecom Italia savings shares already outstanding and will therefore entitle holders to a smaller dividend premium compared to Telecom Italia ordinary shares than the dividend premium to which holders of the exchanged Tim savings shares are entitled compared to Tim ordinary shares. Consequently, holders of Tim savings shares who do not vote in favor of the Merger at the special meeting of savings shareholders called to approve the merger resolution adopted by the extraordinary shareholders’ meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code.

No special advantages are envisaged for the directors of the companies participating in the Merger.

We reserve the right to make any numerical and other changes, additions and updates to this merger plan or to the bylaws of Telecom Italia annexed hereto that may be required by governmental authorities or on the occasion of filings with the Company Register or in connection with and/or resulting from the transactions envisaged in this plan.

Milan, 23 January 2005

TELECOM ITALIA S.p.A.	TELECOM ITALIA MOBILE S.p.A.

Annex: Post-merger bylaws of Telecom Italia

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TELECOM ITALIA - BYLAWS

NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY

Article 1

The name of the Company shall be “TELECOM ITALIA S.p.A.”

Article 2

The registered office of the Company shall be in Milan.

Article 3

The Company’s purpose shall be:

-	the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

-	the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

-	the acquisition, provided it is not the Company’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

-	the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until December 31, 2100. The extension of the time limit doesn’t assign the right of withdrawal to shareholders who do not vote in favour of the resolution in question having the right of withdrawal.

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of preemption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of Euro 624,936,779.50 (at January 21, 2005 Euro 618,863,689.40), by means of the issue of up to a maximum of 1,136,248,690 (at January 21, 2005 1,125,206,708) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

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The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at January 21, 2005 Euro 136,272,697.55), by means of the issue of up to a maximum of 333,430,885 (at January 21, 2005 247,768,541) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1	a tranche of up to a maximum of Euro 37,398,868.65 (at January 21, 2005 Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at January 21, 2005 35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

2	a tranche of up to a maximum of Euro 58,916,834.35 (at January 21, 2005 Euro 58,022,367.15) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at January 21, 2005 105,495,213) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

3	a tranche of up to a maximum of Euro 21,422,652.90 (at January 21, 2005 Euro 17,755,377.20) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at January 21, 2005 32,282,504) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

4	a tranche of up to a maximum of Euro 50,268,799.90 (at January 21, 2005 Euro 41,069,384.40) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at January 21, 2005 74,671,608) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

The Shareholders’ Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 38.655.832,60, by means of the issue of up to a maximum of 70.283.332 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1.	a tranche of up to a maximum of Euro 11,705,656.05 for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.42 per option held (i.e. at a price of Euro 3.710983 for each newly-issued share);

2.	a tranche of up to a maximum of Euro 1,132,285 for the exercise of the “2001-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to 2,058,700 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 8.671 per option held (i.e. at a price of Euro 5.012139 for each newly-issued share);

3.	a tranche of up to a maximum of Euro 474,798.50 for the exercise of the “2001-2003 Supplementary Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to 863,270 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 7.526 per option held (i.e. at a price of Euro 4.350289 for each newly-issued share);

4.	a tranche of up to a maximum of Euro 22,150,920 for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.67 per option held (i.e. at a price of Euro 3.277457 for each newly-issued share);

5.	a tranche of up to a maximum of Euro 3,192,173.05 for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.07 per option held (i.e. at a price of Euro 2.930636 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)	to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

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(ii)	to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders’ Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company’s ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders’ Meeting called ad hoc within two months of the delisting.

Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders’ Register.

The imposition or removal of restrictions on the circulation of shares doesn’t assign the right of withdrawal to shareholders who did not vote in favour of the resolution in question having the right of withdrawal.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.

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BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders’ Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders’ Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting may submit slates, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a)	four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b)	the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three, then by four and then by five, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

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Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders’ Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member — if the Shareholders’ Meeting has not already done so — and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or his/her substitute shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one fifth of the directors holding office or from the members of the Board of Auditors. The Chairman shall give advance notice of the matters to be discussed in Board meetings and arrange for adequate information on the questions to be examined to be provided to all the Directors, taking account of the circumstances of each case.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours’ notice.

Notice shall be given to the Board of Auditors within the same time limits.

Participation in Board meetings may – if the Chairman or his/her substitute verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders’ Meeting by law or these bylaws are within its jurisdiction.

Within the limits established by law, the Board of Directors shall be entrusted with deciding on the merger of companies of which Telecom Italia owns at least 90% of the shares or capital parts, the reduction of the share capital in the event of the withdrawal of shareholders, the revision of the bylaws to conform with statutory provisions, the relocation of the registered office within Italy, and the opening and closing of secondary offices.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

-	create an Executive Committee, establishing its powers and the number of members;

-	delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;

-	appoint one or more General Managers, establishing their powers and duties;

-	appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

The Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties.

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Article 14

Persons with delegated powers shall report to the Board of Directors and the Board of Auditors on the activities carried out, the general results of operations and their foreseeable development, and the transactions of greatest economic, financial or balance sheet significance concluded by the Company or its subsidiaries; in particular, they shall report on transactions in which they have an interest, directly or on behalf of third parties, or that are influenced by the person, if any, who performs the activity of direction and coordination. Such reports shall be made promptly, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.

Article 15

The representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; it shall also pertain severally to each of the directors with delegated powers.

Article 16

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual remuneration payable to the Board. Once fixed, this remuneration shall remain unchanged until the Meeting establishes a different amount.

BOARD OF AUDITORS

Article 17

The Board of Auditors shall consist of five or seven auditors. The Shareholders’ Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. Telecom Italia S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

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The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a)	from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b)	from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders’ Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Participation in the meetings of the Board of Auditors may – if the Chairman verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

SHAREHOLDERS’ MEETING

Article 18

An Ordinary Shareholders’ Meeting must be called within 120 days or, where special circumstances make this necessary, within 180 days of the end of the fiscal year; if the meeting is called within 180 days, the Directors shall give the reasons for the delay in the report on operations included in the annual report.

An Extraordinary Shareholders’ Meeting shall be called whenever it is deemed desirable by the Board of Directors and when it is required in accordance with the law. If the quorum is not reached at the second call, there may be a third call.

Ordinary and Extraordinary Shareholders’ Meetings may be held in a place other than the Registered Office, provided it is in Italy.

Article 19

The shareholders, for which the Company has received the documentation pursuant to article 2370, second paragraph of the Civil Code, at least two days prior to the date set for each meeting and hold the suitable certification on the date the meeting takes place, are entitled to attend the Meeting.

Ordinary shareholders may exercise their right to vote by mail in accordance with the applicable law.

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Every shareholder entitled to attend may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 20

The Chairman of the Board of Directors or his/her substitute or, in the absence thereof, the person elected with the favourable vote of the majority of the capital represented at the meeting, shall chair the Shareholders’ Meeting and govern its proceedings. To this end, the Chairman of the Meeting shall, amongst other things, verify its regularity, ascertain the identity and right to attend of those present, direct the business, including by establishing a different order for the discussion of the items indicated in the notice convening the Meeting.

The Chairman shall take appropriate measures to ensure the orderly conduct of the discussion and polls; he shall establish how each poll is to be conducted and verify the results; he may choose two or more scrutineers from among those present.

The Secretary shall be appointed with the favourable vote of the majority of the capital represented at the meeting and a person who is not a shareholder may be selected.

Shareholders’ meetings shall be governed by the law, these bylaws and the Rules of Proceeding approved by the Ordinary Shareholders’ Meeting.

FISCAL YEAR - DIVIDENDS

Article 21

The fiscal year shall end on December 31 of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders’ Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a)	approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of March 24, 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders’ Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders’ Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-ter of the Civil Code;

b)	veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

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ANNEX II

Report of the Board of Directors of Telecom Italia S.p.A.

dated 23 January 2005

on the plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

pursuant to Article 2501-quinquies of the Italian Civil Code and Article 70.2 of the Regulation approved by CONSOB with

Deliberation no. 11971 of 14 May 1999

This is an English translation of the original Italian document

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, in or into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

[THIS PAGE INTENTIONALLY LEFT BLANK]

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Dear Shareholders,

We submit this report for your consideration; it describes, from a legal and economic perspective, the plan for the merger by incorporation of Telecom Italia Mobile S.p.A. (“Tim” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company”) and in particular the methods and criteria used to determine the exchange ratio of the shares of the companies involved in accordance with Article 2501 quinquies of the Italian Civil Code (“Civil Code”) and Article 70.2 of the Regulation approved by CONSOB with Deliberation No. 11971 of 14 May 1999, as amended (the “Regulation on Issuers”)

1.	Description of the merger transaction and the reasons therefor

1.1	The merger transaction

1.1.1	The transaction submitted for your approval consists of the merger by incorporation of Tim into Telecom Italia pursuant to Article 2501 et seq. of the Civil Code (the “Merger”). Since the Merger involves issuers of securities listed on an Italian regulated securities exchange, it is also subject to the applicable provisions of Legislative Decree No. 58 of 24 February 1998 and the Regulation on Issuers.

For purposes of the Merger, reference is made to the respective balance sheets of Telecom Italia and Tim at 30 September 2004, prepared pursuant to Article 2501-quater of the Civil Code.

1.1.2	The Merger is the last step in the plan for the reorganization of the group headed by Telecom Italia – the guidelines of which were approved by the Boards of Directors of Telecom Italia and Tim in their meetings on 7 December 2004 and publicly disclosed on the same date – which also includes:

•	a voluntary partial tender offer for Tim ordinary shares and a voluntary tender offer for all Tim savings shares (collectively, the “Tender Offer”); and

•	the spin-off of the mobile communications business in Italy, currently operated by Tim, into a company wholly owned by Tim (the “Spin-Off”).

The intention of the companies involved is to complete the Merger as soon as possible and, specifically, to arrange for it to become effective by the end of June 2005.

1.1.3	The Tender Offer, which commenced on 3 January 2005 and terminated on 21 January 2005, represented the first step in the above-mentioned reorganization plan and must be considered as connected with and serving the purposes of the Merger.

In view of the Merger, the Tender Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since in implementing the Merger the Tim shares held by Telecom Italia will be cancelled without exchange, Telecom Italia’s acquisition of Tim shares by means of the Tender Offer has increased the proportion of Tim’s share capital that will be cancelled and consequently reduced the amount of equity to be issued in exchange. This will have a positive effect on earnings and free cash flow yield per share, to the benefit of all the post-Merger shareholders of Telecom Italia and Tim. From a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Tender Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost – in terms of the expected dividends – which would have been incurred on the equity not issued in exchange for Tim shares purchased in the Tender Offer.

On the basis of the results of the Tender Offer, which are described below, the total consideration in respect of the Tim shares tendered is approximately €13.8 billion, of which €2.5 billion will be paid by Telecom Italia by using its own funds and approximately €11.3 billion will be raised through bank financing provided by a syndicate of banks led by JP Morgan plc (Global Coordinator), Mediobanca Banca di Credito Finanziario S.p.A. (“Mediobanca”), MCC S.p.A. – Capitalia Gruppo Bancario (“MCC”), UniCredit Banca Mobiliare S.p.A. and Banca Intesa S.p.A. (Mandated Lead Arrangers). Consequently, the net financial debt of the Telecom Italia Group, estimated at a little less than €30 billion at 31 December 2004, will amount, excluding the other costs related to the Tender Offer, to just under €44 billion. This figure does not take into account the exercise of the call options for approximately 42 million Tim ordinary shares and 21 million Tim savings shares which were previously disclosed to the market. Moreover, it should be noted that following requests to convert Telecom Italia (originally Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium received by 21 January 2005 and not yet effected, the latter amount will be reduced by approximately €1 billion as a consequence of the issuance of the corresponding shares upon conversion.

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The increase in debt following the Tender Offer has not led, in line with the indication given in the announcement of the plan to reorganize the Telecom Italia Group, to a reduction in Telecom Italia’s credit rating (currently Baa2 for Moody’s, BBB+ for Standard & Poor’s, A– for Fitch). It should be noted that Standard & Poor’s and Fitch, while confirming their respective ratings, have revised their outlooks from positive to stable and from stable to negative, respectively. The rating agencies arrived at these conclusions on the basis of the maximum estimated consideration payable in connection with the Tender Offer, equal to approximately €14.5 billion.

Approximately €11.3 billion of the Tender Offer is covered by the loan debt incurred in connection with an agreement Telecom Italia entered into on 8 December 2004 for a maximum amount of €12 billion. The loan is divided into three repayment tranches with different maturities (12, 36 and 60 months, with Telecom Italia having the option, at its discretion, to extend the maturities of the first two tranches by 12 months and 9 months, respectively).

The amount borrowed under the bank financing, equal to approximately €11.3 billion, may be refinanced in the capital markets, depending on market opportunities and conditions, probably in the next two years.

The progressive reduction in the debt incurred as a result of the Tender Offer will be made possible primarily by the cash flow that will be generated, which is expected to be at least in line with the plans announced in March 2004.

1.1.4	The next step in the planned reorganization of the Telecom Italia Group is the SpinOff, which, by maintaining the autonomy of the domestic mobile communications business, is in line with an assessment of what would be desirable from a regulatory and accounting perspective in the context of the overall reorganization plan and at the same time is an efficient way to meet the need for transparency in the relationship between fixed and mobile communications. As mentioned above, the business to be spun-off includes Tim’s domestic mobile communications activities, but not the following items related primarily to Tim’s international business: (i) the 100% equity interest held by TIM in TIM International N.V. (“TIM International”), the holding company for equity investments in foreign companies operating in the mobile communications sector with a book value, including payments for future increases in capital, of €4,582 million; (ii) the reserve for risks in respect of guarantees issued on behalf of foreign affiliates, amounting to €198 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €982 million; (iv) the advance taxes, related to the international assets, amounting to €813 million; (v) the balance of the current account held by TIM with Telecom Italia; and (vi) certain other financial and tax items. The above amounts, included here merely for explanatory purposes, are recorded in Tim’s balance sheet at 30 September 2004.

In this respect it should be noted that Tim has established Tim Italia S.p.A., the company to which Tim’s domestic mobile communications business is intended to be transferred in the Spin-Off (“Tim Italia”), by means of a unilateral act. Tim has also applied, pursuant to Article 2343 of the Civil Code, for the appointment of an appraiser to prepare the valuation report for the business to be spun off. Likewise, for regulatory purposes, Tim has notified the Ministry for Communications pursuant to Article 25.8 of Legislative Decree No. 259 of 1 August 2003.

As a result of the Spin-Off and before the effective date of the Merger – since it is expected that the transfer deed will be executed and filed with the relevant office of the Company Register by the end of March 2005 – Tim Italia will succeed to the authorizations held by Tim for the provision of mobile communications services in Italy.

Accordingly, at the time of the Merger, Tim will have 100% control of Tim Italia, the company to which the domestic mobile communications business of Tim will be transferred, and of Tim International.

Under the proposed Merger, Telecom Italia will succeed to all of Tim’s legal rights and obligations in respect of the latter’s assets and liabilities, except for those pertaining to the business transferred to Tim Italia. At the same time, Telecom Italia will become the direct holder of 100% of the capital of both Tim Italia and Tim International and will be responsible for their direction and coordination.

1.1.5

At the end of the acceptance period of the Tender Offer on 21 January 2005, the following shares had been tendered: 2,639,154,665 ordinary shares (corresponding to approximately 31.2% of Tim’s ordinary share capital and approximately 107.4% of the ordinary shares that were the subject of the ordinary share offer) and 8,463,127 savings shares (corresponding to approximately 6.4% of Tim’s savings share capital and of the savings shares that were the subject of the savings share offer). Following the proration of the Tim ordinary shares tendered, Telecom Italia therefore owns, directly and indirectly,

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7,190,583,124 Tim ordinary shares (corresponding to approximately 84.8% of the company’s ordinary share capital and approximately 85.539% of its total share capital) and 8,463,127 Tim savings shares (corresponding to approximately 6.4% of the company’s savings share capital and approximately 0.098% of its total share capital).

Telecom Italia’s Board of Directors has favorably assessed the results of the Tender Offer, especially in view of the fact that the Tim ordinary shares tendered exceeded the number of Tim ordinary shares subject to the Tender Offer, thus demonstrating the market’s appreciation of the transaction and making it possible to achieve the objective of optimizing Telecom Italia’s balance sheet and financial structure upon completion of the Merger. For this reason, Telecom Italia’s Board of Directors has decided to waive the Tender Offer effectiveness conditions concerning the minimum threshold of acceptances for Tim savings shares, thereby confirming the effectiveness of the Tender Offer and accepting to purchase the smaller quantity of Tim savings shares tendered, and to proceed with the integration process.

It should also be noted that, as a result of the exercise of the options which were previously disclosed to the market (for approximately 21 million Tim savings shares) and the execution of securities lending agreements (for approximately 37 million Tim savings shares), following the Tender Offer Telecom Italia will be entitled to vote approximately 50.3% of the shares entitled to vote in the special meeting of Tim savings shareholders that will be called to approve the Merger resolution.

1.1.6	Under Article 2504-ter of the Civil Code, the Merger will result in the cancellation of the Tim shares held by Telecom Italia at the effective date of the Merger without exchange and in the cancellation of the treasury shares held by Tim. Holders of Tim ordinary and savings shares other than Telecom Italia will instead be assigned newly issued Telecom Italia ordinary and savings shares on the basis of the exchange ratio described below (see primarily Section 4 below).

Regulations are being promulgated which mandate the adoption, in Italy, of the IAS/IFRS international accounting standards for the preparation of financial statements. In particular, for companies with shares listed on regulated securities exchanges, the adoption of these standards will be mandatory for their 2005 consolidated annual financial statements and optional for their company annual accounts.

Telecom Italia is currently analyzing and assessing whether to adopt the IAS/IFRS standards not only for the consolidated financial statements of the Telecom Italia Group, but also for the Telecom Italia S.p.A. 2005 annual financial statements for civil law purposes.

If the Italian accounting standards are applied for the 2005 annual financial statements of Telecom Italia S.p.A. for civil law purposes, it will be possible to account for the Merger at book value, thereby giving rise to both a “cancellation deficit” (the difference between the book value of the Tim shares held by Telecom Italia, including those acquired through the Tender Offer, and the value of the corresponding portion of shareholders’ equity) and an “exchange deficit” (the difference between the increase in capital for the exchange and the corresponding portion of the Tim shareholders’ equity acquired). The cancellation deficit could be allocated to increase the book value of Tim assets at the time of the Merger (the equity interests in Tim Italia and Tim International), while the exchange deficit could be allocated to the reduction of the reserves included in Telecom Italia’s shareholders’ equity.

As for the financial statements of the Telecom Italia Group, which will have to be prepared on the basis of the new IAS/IFRS accounting standards, the Merger will be accounted for on a fair value basis and the merger differences will therefore be allocated to the tangible and intangible assets and to the liabilities of TIM Italia and Tim International and their subsidiaries, while any portion not so allocated will be recorded as goodwill.

1.1.7	As part of the share exchange, holders of Tim savings shares will be assigned Telecom Italia savings shares.

It should be noted that, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller dividend premium compared to ordinary shares than that to which holders of Tim savings shares are currently entitled compared to Tim ordinary shares.

Tim savings shares entitle their holders, among other things, to the right to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value of €0.06 and to the right to the distribution of net profits, after deducting the amount to be allocated to the legal reserve, up to 5% of their par value. In contrast, Telecom Italia savings shares entitle their holders the right to the distribution of net profits up to 5% of their par value of €0.55, and the right to a premium with respect to any dividend distributed to ordinary shareholders equal to 2% of their par value.

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Because of these different rights, the resolution approving the Merger Plan will be submitted for approval to the special meeting of Tim savings shareholders; holders of Tim savings shares who do not vote in favor of the Merger will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code.

It should be noted, however, that from a substantive economic perspective, the exchange will lead to an improvement in the entitlement to profits of Tim savings shareholders as regards the quantification of their premium, since each Tim savings share with a par value of €0.06 will be exchanged for more than one Telecom Italia savings share with a par value of €0.55 (on the basis of the exchange ratio of 2.36 Telecom Italia savings shares for each Tim savings share; see Section 4 below), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value of €0.55 x €2.36 = €1.30 instead of €0.06. Consequently, the post-exchange dividend premium for holders of Tim savings shares – with respect to the dividend premium compared to ordinary shares – for each Tim savings share held, equal to 20% x €0.06 = €0.012, will increase as a consequence of the exchange for Telecom Italia savings shares to 2% x €1.30 = €0.026. In this way the right to a smaller premium in relative terms will be more than offset in absolute terms.

1.1.8	On 14 December 2004, Telecom Italia published a notice in the Italian Official Gazette concerning the right of holders of Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium to exercise their conversion rights under Article 2503-bis, second paragraph, of the Civil Code.

The above-mentioned bonds are continuously convertible subject to the provision on the suspension of conversion rights contained in Article 6(iv) of the terms and conditions of the bonds. Under these terms and conditions, conversion rights will be suspended from the day after the meeting of the Board of Directors that calls the shareholders’ meeting to approve the Merger Plan. However, as announced on 31 December 2004, in view of the planned addition of the approval of the annual financial statements to the agenda of such shareholders’ meeting, the intention is to apply the special provision under the terms and conditions for the case in which the shareholders’ meeting is called to approve the distribution of a dividend. Accordingly, from the day following the above-mentioned addition to the agenda, it will again be possible to exercise conversion rights for 14 days. From the 15th day following the meeting of the Board of Directors held to approve the financial statements for the year ended 31 December 2004 until the dividend payment day, inclusive, the right to exercise conversion rights will again be suspended.

1.1.9	The shareholders’ meeting of Telecom Italia called to approve the Merger will also be called to approve the increases in share capital required by Tim’s stock option plans, to the extent such plans are still effective. The number of shares obtainable upon the exercise of Tim stock options will be adjusted to take account of the exchange ratio.

1.1.10	Following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A. and on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents ten ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in the light of the decisions adopted by the Board of Admission of the Frankfurt Stock Exchange, the shares will be delisted by the effective date of the Merger.

1.1.11	Lastly, it should be noted that Article 22 of Telecom Italia’s bylaws contains clauses which, pursuant to Article 2 of Law 474 of 30 July 1994, grant the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities.

At the end of the meeting of Telecom Italia’s Board of Directors on 7 December 2004, pursuant to Article 22.b) of the bylaws and Article 2 of Law 474 of 30 July 1994, the company notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Group.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’ meeting.

1.2	Companies participating in the Merger

1.2.1	Telecom Italia, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunications services sector and, more generally, in the information and communications technology sector.

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The following tables provide selected historical operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	22,912	22,682	30,850
Gross operating profit	10,788	10,648	14,280
Operating income before amortization of goodwill on consolidation differences	6,607	6,639	8,619
Operating income	5,442	5,214	6,789
Income before taxes	3,690	3,858	3,442
Consolidated net income before minority interests	1,518	2,889	2,428
Consolidated net income: Telecom Italia	745	1,881	1,192
Consolidated cash flow(1)	6,399	7,901	9,207
Free cash flow from operations(2)	6,585	7,360	9,233

1.	Calculated as: Consolidated net income (loss) before minority interests plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003

Fixed assets, net	52,635	54,573	55,892
Working capital	(1,824)	(638)	(462)
Net invested capital	50,811	53,935	55,430
Financed by:
Consolidated shareholders’ equity:	19,390	20,589	21,177
• Telecom Italia	15,141	16,092	16,814
• Minority interests	4,249	4,497	4,363
Consolidated net financial debt:	31,421	33,346	34,253
• Medium/long-term	34,020	30,545	28,806
• Short-term	(2,599)	2,801	5,447

TELECOM ITALIA S.p.A.

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	11,793	11,872	16,033
Gross operating profit	5,526	5,510	7,433
Operating income	3,256	3,169	4,139
Income before taxes	1,664	1,378	1,728
Net income	894	2,012	2,646
Cash flow(1)	2,897	4,121	5,565
Free cash flow from operations(2)	3,782	3,669	4,702

1.	Calculated as: Net income (loss) plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

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Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	47,544	48,604	49,858
Working capital	230	3,079	1,063
Net invested capital	47,774	51,683	50,921
Financed by:
Shareholders’ equity:	15,533	16,356	15,688
• Share capital	8,858	8,854	8,846
• Reserves and retained earnings	5,781	4,856	4,830
• Net income for the period	894	2,646	2,012
Net financial debt (positive financial position)	32,241	35,327	35,233
• of which short-term	3,286	14,635	13,199

1.2.2	Tim, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunications services sector, and more specifically in mobile telecommunications under license or in a free market. Its activities include the design, implementation, management and sale of telecommunications, information and communication technology and electronic systems. Tim’s main international markets are in South America and the Mediterranean basin.

The following tables provide selected historical operating, cash flow and financial data for the Tim Group and Tim, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Tim Group and Tim

TIM GROUP

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	9,499	8,635	11,782
Gross operating profit	4,574	4,157	5,502
Operating income before amortization of goodwill on consolidation differences	3,199	3,021	3,885
Operating income	3,129	2,944	3,786
Income before taxes	3,100	3,441	4,207
Consolidated net income before minority interests	1,724	2,041	2,456
Consolidated net income: Parent Company	1,664	1,970	2,342
Consolidated cash flow(1)	3,048	3,156	3,998
Free cash flow from operations(2)	2,829	3,123	3,746

1.	Calculated as: Consolidated net income before minority interests plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,247	9,276	9,064
Working capital	(1,925)	(2,407)	(2,015)
Net invested capital	7,322	6,869	7,049
Financed by:
Consolidated shareholders’ equity:	7,382	7,803	7,535
• Parent Company	6,827	7,295	7,049
• Minority interests	555	508	486
Consolidated net financial debt	(60)	(934)	(486)
• Medium/long-term	490	585	668
• Short-term	(550)	(1,519)	(1,154)

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TIM S.p.A.

Operating and cash flow data (millions of euro)	1.1- 30.9.2004	1.1- 30.9.2003	Year 2003
Sales and service revenues	7,381	6,980	9,469
Gross operating profit	4,076	3,805	5,035
Operating income	3,201	2,969	3,863
Income before taxes	3,376	3,081	3,852
Net income	2,143	1,846	2,322
Cash flow(1)	2,977	2,634	3,405
Free cash flow from operations(2)	3,038	3,409	4,201

1.	Calculated as: Net income (loss) plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,741	9,161	8,576
Working capital	(1,347)	(1,622)	(1,170)
Net invested capital	8,394	7,539	7,406
Financed by:
Shareholders’ equity:	8,899	8,957	8,481
• Share capital	514	514	514
• Reserves and retained earnings	6,242	6,121	6,121
• Net income for the period	2,143	2,322	1,846
Net financial debt	(505)	(1,418)	(1,075)
• of which short-term	(505)	(1,418)	(1,075)

1.3	Reasons for the Merger, business objectives and plans to achieve them

The Merger satisfies a series of business needs prompted by the progressive, increasing integration between fixed and mobile communications platforms. The evolution of the market and the defense of the creation of value also require an adaptation of business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote, in order to strengthen the competitiveness of the post-Merger company.

To capture the benefits made available by the integration of platforms and services, at a time of significant technological discontinuity, it is desirable to undertake a corporate structural reorganization that will guarantee the unitary governance of business processes that a situation of partial control of capital does not fully allow. The corporate integration that will be implemented will make it possible to overcome the constraints inherent in the existing ownership structure, notwithstanding the scope for coordination typical of a group structure. Today, in fact, the process of integration is inevitably conditioned by the existence of two sets of shareholders in the market, whose interests have to be pursued separately as regards strategic investments and business plans. Only complete integration can overcome these limitations, by eliminating every possible conflict and simultaneously promoting the most efficient distribution of costs and benefits between the parent company and the subsidiary.

The reorganization will make it possible to respond to the need for integration expressed by customers, to capitalize on the complementary features of the services offered in order to foster consumption, and at the same time to capture all the benefits deriving from the synergies between the different business areas.

The demand for telecommunications services is growing, driven by the spread of broadband in wireline business and by the new services supplied in the mobile segment. In particular:

–	electronic communications on the wireline network have enriched the supply of traditional “voice” and “data” services by adding the innovative services made possible by XDSL technology and fiber optics;

–	electronic communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now afford mobility not only for voice services but also for data, Internet and media services.

There are sectors in which customers increasingly feel the need to use the services made possible by the new technologies seamlessly, regardless of where they are. Furthermore, technological innovation is significantly

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increasing the interaction between the different networks (fixed and mobile, voice and data) and between the supply of telecommunications services and that of adjacent sectors, such as information technology, media and consumer electronics.

The leading manufacturers of telecommunications equipment and terminals have oriented their technological investments to satisfying the market’s new needs:

–	telecommunications networks are rapidly evolving into “multimedia networks” thanks to the spread of the IP protocol and the adoption of homogeneous wireline and mobile multiservice platforms;

–	the new wireline and mobile terminals satisfy multiple functions and convergent handsets permit seamless access to wireline and mobile services.

The rapid spread of this equipment will allow telecommunications operators to benefit from the potential synergies deriving from a more closely integrated management of wireline and mobile electronic communications businesses and thus to be well positioned to cope with a scenario likely to be characterized by the saturation of the market in traditional telephone services and the trend of eroding prices and margins.

The leading operators in the Italian and European telecommunications market are preparing to respond to the latest technological and market developments on three main fronts:

–	better coordination and distribution of customer relations between the various segments (integration of sales channels and responsibilities for specific segments, brand management);

–	strengthening of certain critical functions for comparative advantage (guidance of IT and network technological choices; management of research; purchasing; content acquisition and management; and coordination of supply policies);

–	defense of margins through programs to recoup efficiency by exploiting synergies across the different business areas (common management of IT and network infrastructures, convergent evolution of applications platforms, and common content acquisition and management).

In this setting, the Telecom Italia Group already ranks in the top tier among European competitors in all business areas in terms of growth, profitability and product innovation. This is the result of the substantial investments made in technological innovation, which today provide the Group with a network infrastructure considered future-proof, ready to host and handle the portfolio of new generation products and services.

As mentioned above, however, the evolution of the market and the defense of the creation of value also require an adaptation of current business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

The Merger, together with the Spin-Off, will simplify the Group’s ownership structure by maintaining the domestic mobile communications business under an unlisted, wholly owned subsidiary of Telecom Italia, thereby creating optimal conditions for grasping the opportunities to realize the synergies referred to above.

The following additional advantages will also be pursued through the Merger:

–	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Telecom Italia’s current shareholders will have access to all the cash flow generated by the mobile communications business;

–	to enable Telecom Italia to optimize, in conjunction with the Tender Offer, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. In fact, the purchase of Tim shares is financed by means of an increase in net financial debt, whose cost, net of the tax effect, is lower than the cost which would have been incurred by the additional amount of equity not issued in exchange for Tim shares acquired in the Tender Offer. The consequent reduction in the weighted average cost of capital is likely to favor the full value potential of the shares of Telecom Italia as the company resulting from the Merger and thus the creation of value for the shareholders.

As mentioned above, the Merger serves to promote the adaptation of the Group’s business models and organizational strategy to the evolution of the market and the defense of the creation of value for shareholders.

The integration process, involving actions designed to improve efficiency and to enhance strategic and operational effectiveness, primarily concerns the Networks and Information Technology, Customer Operations,

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the Supply of Innovative Services and Sales Channels business areas and will be implemented in compliance with applicable sector and antitrust laws. The main projects under consideration concern:

Networks and Information Technology

•	Joint development of network and platform architectures for wireline and mobile products and services;

•	Integration and synergies in connection with networks for access traffic and IP backbone traffic, for example, through joint planning of requirements and development processes;

•	Joint development, operation and maintenance of network information systems;

•	Design of the new integrated network model.

Customer Operations

•	Joint development of IT applications providing support for the management of the business;

•	Increase in customer care efficiency and service levels by adoption of the best practices developed in Telecom Italia and Tim;

•	Synergies in connection with the supply of customer information services (e.g., the 12 and 412 customer information services).

Supply of Innovative Services and Sales Channels

•	Development of convergent services for the consumer market (e.g., seamless access to mail, interoperability of fixed and mobile services, and standardization of mimicking) and for the business market (e.g., mobile use of corporate applications by means of extended enterprise models);

•	Increase in the effectiveness of sales channels and search for efficiency gains in overlapping commercial services while maintaining separate offers;

•	Development of a multimedia portal accessible from fixed and mobile network terminals and enhancement of Group contents and brands.

Procurement

•	Optimization of the distribution logistics for commercial products;

•	Exploitation of the synergies between network operating structures and joint evaluation of make-or-buy options;

•	Elimination of duplication and harmonization of service standards in Facility Management and General Services.

Working groups have been formed to define the scope for integration, specify and develop integration plans and lay down how they are to be implemented. The groups are headed by an Integration Committee that provides guidance and control, by ensuring observance of specific responsibilities over the development of the overall integration plan. Consistently with the integration plan, the organizational and operational restructuring will be based on three guidelines: a market plan aimed at increasing the effectiveness of customer relations; an efficiency plan for the rationalization of internal and external structures; and an organizational development plan. The synergies expected from the Merger, the broad outlines of which have already been identified and whose economic benefits and other advantages will be detailed and announced by mid-April 2005, are the result of analyses and evaluations undertaken by the managers involved in the integration plans referred to above.

2.	The values attributed to Telecom Italia and Tim for the purpose of determining the exchange ratio

For the valuations needed to establish the exchange ratio, Telecom Italia’s Board of Directors was assisted by qualified financial advisors, namely JPMorgan Chase Bank N.A. (“JPMorgan”), Mediobanca and MCC, acting as Lead Advisors. Furthermore, in accordance with international best practice, the Committee responsible for internal control and corporate governance (consisting exclusively of independent directors) appointed as additional financial advisor Goldman Sachs International (“Goldman Sachs”).

Telecom Italia’s Board of Directors — taking into account the foreseen distribution of dividends on Telecom Italia and TIM shares in April 2005, assumed to be in line with the respective dividends per share paid in May 2004, and

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after careful analysis of the valuations presented by the financial advisors, with whose valuation methodologies applied and described in Section 3 below it agreed — has identified the following ranges for the values of the shares of the companies participating in the Merger for purposes of establishing the exchange ratio:

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.07	5.33	5.58

	Minimum	Mean	Maximum
Values per Tim savings share (euros)	5.05	5.31	5.57

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.89	3.12	3.34

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	2.09	2.25	2.41

It should be noted that the values in the above tables, as well as those in all the tables in Section 3 below, have been rounded, albeit without any material impact on the results.

3.	The exchange ratio established and the methods applied in its determination

3.1	Valuation methodologies applied

3.1.1	As a preliminary matter, it should be noted that the aim of the valuation of the companies participating in a merger is to obtain values that are meaningfully comparable.

Consistent with this objective, and in accordance with standard practice, a uniform yardstick must be adopted throughout the whole valuation process in order to protect the interests of the shareholders of Telecom Italia and Tim, respectively. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in a merger, especially if they operate in different sectors, but rather that the same approach to valuation must be adopted.

Since, as mentioned above, the exclusive objective of merger valuations is to establish meaningfully comparable values, it must be emphasized that the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having different purposes.

Accordingly, the exchange ratio was established by applying valuation methodologies that are commonly used in Italy and internationally for transactions of this kind and for businesses active in the relevant sectors.

In particular, account was taken of the comparative valuation of the companies involved and priority was given to the homogeneity and comparability of the criteria applied rather than a simple estimate of the equity value of each company on a stand-alone basis.

In this perspective, the valuations were undertaken considering, as required, the two companies as separate entities notwithstanding the strategic, operational and financial synergies expected from the Merger, as well as control premiums and minority discounts associated with the holding of equity interests.

3.1.2	For the valuation of Tim, the fundamental method applied was the Discounted Cash Flow method.

The Discounted Cash Flow method determines the value of a company or an economic activity as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. These flows can be determined analytically as follows:

+	Earnings before interest and tax (EBIT)

-	Taxes

+	Depreciation and other non-cash allowances

-	Fixed investments

+/-	Change in net working capital

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Under this method, the value of the economic capital of a company or an economic activity is equal to the sum of (i) the discounted value of the expected cash flows and (ii) the terminal value of the company or the economic activity, less (iii) the net financial debt and minority interests, as expressed by the following formula:

W	=	n S t=1	FCt (1+WACC)[t]	+	VT (1+WACC)[n]	-DFt0

where:

W	=	Value of the economic capital
FC t	=	Annual cash flow expected in period t
VT	=	Terminal value
DF	=	Net financial debt and minority interests at time t=0
n	=	Number of projection periods
WACC	=	Weighted average cost of capital

The terminal value is the value of the company or economic activity to be valued at the end of the period covered by the projections and is determined assuming that the duration of the business is unlimited.

The terminal value was determined using two alternative methods:

(i) the perpetual growth method in accordance with the following formula:

VT = FC / (WACC – g)

where:

VT	=	Terminal value
FC	=	Normalized cash flow
g	=	Perpetual growth rate
WACC	=	Weighted average cost of capital

(ii) the exit multiple method, according to which the terminal value is determined based on a multiple of the EBITDA expected for the last year of the period covered by the projections considered.

The terminal value obtained in this way is treated as if it were an additional cash flow and thus is discounted using the weighted average cost of capital, which represents the weighted average (on the basis of the financial structure of the company economic activity) of the costs of the different forms of financing used (equity capital and debt capital net of tax effects):

WACC	=	Kd (1 – t)	D	+	Ke	E
			D + E			D + E

where:

Kd	=	Cost of debt capital
Ke	=	Cost of equity capital
D	=	Debt capital
E	=	Equity capital
t	=	Tax rate

In particular, the cost of debt capital represents the long-term interest rate applicable to companies or economic activities with a similar risk profile, net of the tax effect. The cost of equity capital, in contrast, reflects the rate of return expected by the investor taking into account the relative risk, calculated using the Capital Asset Pricing Model, expressed in accordance with the following formula:

Ke = Rf + ß(Rm – Rf )

where:

Ke	=	Cost of equity capital
Rf	=	Rate of return on risk-free investments
ß	=	Coefficient that measures the correlation between the rate of return expected on an investment and the rate of return expected on the reference equity market
Rm	=	Expected equity market rate of return
(Rm – Rf)	=	Risk premium required by the equity market compared to the rate of return on risk-free investments

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3.1.3	For the valuation of Telecom Italia, the fundamental method applied was the Sum-of-the-Parts method, which represents standard market practice for the valuation of a group operating in several sectors.

Under the Sum-of-the-Parts method, the value of a company’s economic capital is calculated as the sum of the values of its separate units, as economic entities that can be valued independently, suitably adjusted to take into account the company’s financial position and minority interests, where material, and other factors such as off-balance-sheet items and potential tax benefits.

As regards the separate units, in view of the complexity and extent of the structure of the Telecom Italia Group and of the many sectors in which it operates, it was deemed advisable to value each of them on the basis of the methodologies considered most appropriate to the specific circumstances. In particular, the valuation of the principal assets was based on the Discounted Cash Flow method, while the remaining assets, which are of limited importance in the overall valuation, were valued using, depending on the circumstances, the stock market price method, the market multiples method, balance sheet values, the Discounted Cash Flow method and/or the values published in analysts’ research reports on such activities, where available.

3.1.4	The exchange ratios obtained by applying the above methods were tested using the stock market price method, which, in this case involves a consideration of the ratio between the stock market prices of the shares of the companies participating in the merger.

This method is considered significant in merger valuations when the average volumes traded are large; in such circumstances, the prices established by the financial markets provide a meaningful baseline for purposes of a comparison of the profitability, soundness, growth prospects and risk profile of the companies from the perspective of investors and thus for the ratio between the values of the companies involved in the merger.

In applying this method, it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question.

Since both Tim and Telecom Italia are listed on Borsa Italiana’s Mercato Telematico electronic share market and are among the largest Italian companies in terms of market value, it was considered that the stock market prices method constituted a reliable benchmark.

3.2	Application of the chosen valuation methodologies

This subsection contains a description of the manner in which the valuation methods discussed in Subsection 3.1 above were applied to the companies participating in the Merger in order to determine the exchange ratios.

In the case of the activities for which the Discounted Cash Flow method was used, as mentioned in the previous subsection, the method was applied with a view to determining the fundamental value of the companies for financial investors and on the basis of the following approach:

–	reference was made to the cash flows of the individual activities as set forth in the business and financial plans developed by the business units of the Telecom Italia Group;

–	the growth rates used for the financial projections beyond 2007, used by certain financial advisors, as well as the growth rates for the calculation of the terminal value in accordance with the perpetual growth method, reflect growth prospects consistent with the relevant market benchmarks. The terminal value, where determined on the basis of this method, is consistent with the multiples implicit in the current prices of comparable companies. Moreover, multiples of comparable companies represent the basis for the calculation of the terminal value using the alternative exit multiple method;

–	the weighted average cost of capital (WACC) reflects assumptions which are consistent with market benchmarks relating to the cost of debt capital and the cost of equity capital (rate of return on risk-free investments, Beta coefficient, risk premium required by the equity market), as well as with the capital structure of the activity to be valued.

In applying the Discounted Cash Flow method, reference was made to the cash flows from operations for the main activities based on the update, for the period 2004-2007, of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in accordance with the strategic, operating and financial objectives of the Group. Both the average annual organic growth rate (i.e. at constant scope of consolidation and exchange rates) of EBITDA (2003-2006 compound annual growth rate, or CAGR, in excess of 5.5%) and the Net Financial Position at 31 December 2004 (less than Euro 30 billion) were confirmed.

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As regards the main Business Units, on the one hand, fixed telephony, in a market which continues to enjoy prospects of an average annual growth rate higher than 2%, confirms an average annual organic growth rate of EBITDA in excess of 2%, primarily due to a stable customer base, achieved by broadening the range of wireline services and products offered and by the growth of broadband services in Italy and abroad (France and Germany), also driven by the launch of new value added services (VAS) and innovative content.

On the other hand, mobile telephony confirms its main growth drivers in the domestic business: development and differentiation of the wireless services and products offered: enhancement of value added services (multi-messaging and interactive VAS); customer focus; technological strength (EDGE/UMTS and combined services); and an increase in the average revenue per user (ARPU). The growth of the international business, where it has been decided to exit the Venezuelan market, continues to be driven by Brazil. In Brazil, a substantial expansion of the customer base is expected and the second position will be maintained through the continuation of the strengthening of customer care, brand development and positioning innovation in the services and products offered, and improved territorial coverage. This allows a double-digit EBITDA average annual organic growth trend for the mobile communications activity as a whole and gross operating profits of more than 53% for the Italian market to be confirmed, in line with the figures announced to the market.

In reaching its own conclusions, Telecom Italia’s Board of Directors acknowledged that, among a number of available valuation methods, each financial advisor used those valuation methods deemed more appropriate considering the activities of both the Absorbing Company and the Company to be Absorbed, and that, in spite of the different methods adopted, all financial advisors reached consistent conclusions.

3.2.1	Tim

As mentioned above, Tim was valued using the Discounted Cash Flow methodology as the fundamental method, for verification and control purposes, the methodologies of market multiples, transaction multiples and the values published in analysts’ research reports, where available, were used.

The estimated Net Financial Position at 31 December 2004, adjusted to take account of minority interests, where material, the effects of the expected sale of Corporacion Digitel (Venezuela) and certain tax benefits, was added to the value calculated in accordance with the methodologies mentioned in the preceding paragraph.

The table below shows the minimum, mean and maximum values per Tim ordinary share, obtained using the fundamental method described above, before the distribution of dividends expected in April 2005, and thus before the completion of the Merger.

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.32	5.58	5.84

The table below shows the minimum, mean and maximum values per Tim savings share calculated on the basis of the average market discount of the last month, last three months and last six months before 3 December 2004, as well as the discount on the last day of trading of Telecom Italia and Tim shares before the announcement of the transaction (3 December 2004), resulting in the application of a discount of approximately zero.

	Minimum	Mean	Maximum
Values per Tim savings share (euros)	5.31	5.58	5.84

The table below shows the minimum, mean and maximum values per Tim ordinary and savings share, obtained using the fundamental method described above, and adjusted for the distribution of dividends expected in April 2005.

	Minimum	Mean	Maximum
Values per Tim ordinary share (euros)	5.07	5.33	5.58
Values per Tim savings share (euros)	5.05	5.31	5.57

It should be noted that the potential exercise of financial instruments that may give rise to the subscription of Tim shares (stock options) was taken into account solely to the extent that their exercise was reasonably likely on the basis of their relative profitability.

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3.2.2	Telecom Italia

As mentioned above, Telecom Italia was valued using the Sum-of-the-Parts methodology as the fundamental method.

In applying this method, the valuation of the principal activities (Telecom Italia S.p.A. and Tim) was based primarily on the Discounted Cash Flow method. In particular, Tim was valued based on the range of values obtained using this method. Depending on the circumstances, the remaining activities – listed below – were valued using the stock market price method, the market multiples method, balance sheet values, the Discounted Cash Flow method and/or the values published in analysts’ research reports on such activities, where available:

–	fixed telephony activities included in the Wireline division but outside the perimeter of Telecom Italia S.p.A.;

–	Telecom Italia Media group;

–	IT Services Market division;

–	Olivetti Tecnost group;

–	equity interests in Entel Bolivia and Entel Chile;

–	other activities and equity interests.

The estimated net financial position at 31 December 2004, adjusted to take account of the effects of the proportional net indebtedness and minority interests, where material, certain off-balance-sheet items and tax benefits, as well as the pro forma effect of the conversion of the Telecom Italia 1.5% 2001-2010 convertible bonds with redemption premium (consistent with the fully-diluted method, which assumes the conversion into ordinary shares), was added to the sum of the values obtained in the manner described in the preceding paragraph.

The Telecom Italia treasury shares held both directly and indirectly were valued using the method which consists in determining the value of a Telecom Italia share by dividing the value of the company’s economic capital (calculated without considering the holding of treasury shares) by the number of shares (fully-diluted), excluding the treasury shares.

The table below shows the minimum, mean and maximum values per Telecom Italia ordinary share, obtained using the Sum-of-the-Parts fundamental method, before the distribution of dividends expected in April 2005, thus before the completion of the Merger.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.99	3.22	3.44

The table below shows the minimum, mean and maximum values per Telecom Italia savings share calculated on the basis of the average market discount of the last month, last three months and last six months before 3 December 2004, as well as the discount on the last day of trading of Telecom Italia and Tim shares before the announcement of the transaction (3 December 2004), resulting in a discount of between 26% and 27%.

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	2.21	2.37	2.52

The next table shows the minimum, mean and maximum values per Telecom Italia ordinary and savings share, obtained using the Sum-of-the-Parts fundamental method, and adjusted for the distribution of dividends expected in April 2005.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	2.89	3.12	3.34
Values per Telecom Italia savings share (euros)	2.09	2.25	2.41

It should be noted that the potential exercise of financial instruments that may give rise to the subscription of Telecom Italia shares (stock options and convertible bonds) was taken into account solely to the extent that their exercise was reasonably likely on the basis of their relative profitability.

It should also be noted that the effects of the Offer for Tim ordinary and savings shares do not require the Exchange Ratio to be altered since the Offer was made on terms consistent with the valuations used to determine

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the Exchange Ratio. In fact, in the context of the valuation of Telecom Italia, the acquisition of the Tim shares tendered in the Offer increases the value of the equity interest in Tim substantially equivalent to the increase in Telecom Italia’s net financial debt, which, moreover, will be at a level consistent with Telecom Italia’s current rating. The overall effect is that the value of Telecom Italia’s equity will remain substantially unchanged.

3.2.3	Determination of the exchange ratios

The following table summarizes the range of the estimates of the exchange ratios calculated in accordance with the methods and the criteria discussed in the preceding subsections, as the quotient of the estimated value per Tim ordinary and savings share and the estimated value per Telecom Italia ordinary and savings share using the minimum and maximum values of the ranges reported earlier.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per Tim ordinary share	1.67	1.71	1.75
Telecom Italia savings shares per Tim savings share	2.31	2.36	2.42

The Board of Directors, in the light of the information provided by JPMorgan, Mediobanca, and MCC, as well as Goldman Sachs, and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratios existing between the economic values of the two companies participating in the Merger.

This conclusion was then compared with that reached by the Board of Directors of Tim, in taking into consideration the information provided by its own advisors, Lazard & Co. S.r.l and Credit Suisse First Boston, as well as Merrill Lynch International Milan office and Studio Casò, represented by Dott. Angelo Casò, who were directly appointed by Tim’s Committee for Internal Control (consisting exclusively of independent directors).

At the end of the valuation process and the comparison between the results obtained, the Board of Directors of Telecom Italia and the Board of Directors of Tim determined that:

(i)	the exchange ratio on the basis of which the assignment of the ordinary shares of Telecom Italia will be made is:

1.73 Telecom Italia ordinary shares, with a par value of Euro 0.55 per share for each

1 Tim ordinary share, with a par value of Euro 0.06;

(ii)	the exchange ratio on the basis of which the assignment of the savings shares of Telecom Italia will be made is:

2.36 Telecom Italia savings shares, with par value of Euro 0.55 per share for each

1 Tim savings share, with a par value of Euro 0.06.

The above exchange ratios must be verified by the experts appointed under Article 2501-sexies of the Civil Code, namely the accounting firm of Reconta Ernst & Young S.p.A., appointed by the Turin Court, for Tim, and the accounting firm of Mazars & Guerard S.p.A., appointed by the Milan Court, for Telecom Italia, for purposes of issuing the opinion required by law.

3.2.4	Control methodologies

In order to verify the accuracy of the exchange ratios determined applying the methodologies described above, a further check was made using the stock market price method.

The method was applied taking into consideration the average exchange ratios (Telecom Italia ordinary shares per Tim ordinary share and Telecom Italia savings shares per Tim savings share) expressed by the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Telecom Italia and Tim securities in view of the forthcoming announcement of the transaction (the ratios given by the official prices recorded on 3 December 2004 and the averages of the official prices in the preceding 1, 3, 6 and 12 months), adjusted for the effect of the distribution of dividends expected in April 2005, before the completion of the Merger.

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In contrast, the stock market prices of Tim and Telecom Italia shares after the announcement of the transaction were not taken into account because they were affected by the announcement and were therefore not deemed to be relevant.

The following table shows the average exchange ratios obtained with reference to the different periods specified above.

	3/12/04	1 month	3 months	6 months	12 months	12 months*
Telecom Italia ordinary shares per Tim ordinary share	1.72	1.69	1.71	1.74	1.75	1.74
Telecom Italia savings shares per Tim savings share	2.47	2.41	2.36	2.39	2.44	2.45

*	Average exchange ratios calculated by adjusting the official prices before 24 May 2004 for the distribution of reserves made that day.

The next table shows the minimum, mean and maximum values of the average exchange ratios (Telecom Italia ordinary shares per Tim ordinary share and Telecom Italia savings shares per Tim savings share) expressed by the stock market in the periods considered above.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per Tim ordinary share	1.69	1.72	1.75
Telecom Italia savings shares per Tim savings share	2.36	2.42	2.47

The above figures are consistent with the exchange ratios determined using the fundamental values described in the previous subsection.

4.	Procedure for assigning Telecom Italia shares

The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger.

Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis.

As part of the procedure for the assignment of Telecom Italia shares, the authorized intermediaries will provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled on the basis of the exchange ratios to be rounded up or down to the nearest whole number.

5.	Effective date of the Merger and entitlement date

Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective from the date of the last filing of the merger deed required by Article 2504, or from such later date as may be specified in the merger deed itself.

Accordingly, as of the effective date of the Merger, Telecom Italia will assume all of Tim’s assets, rights and liabilities. Since the Spin-Off is to occur before the Merger is effective, Tim Italia will succeed to all the permits, concessions, licenses and administrative authorizations held by Tim for the provision of mobile communications services in Italy. The Merger will therefore result in Telecom Italia succeeding only to such Tim assets and liabilities as have not been transferred in connection with the Spin-Off.

In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 6, of the Civil Code, the transactions effected by Tim will be attributed to and recorded in Telecom Italia’s accounts as of 1 January of the year in which the Merger becomes effective, or 1 January 2005, in accordance with the planned timetable for the Merger. The same date will apply to the tax effects, pursuant to Article 172.9 of Presidential Decree No. 917 of 22 December 1986.

The Telecom Italia shares issued in the exchange will have normal entitlement to all the rights appertaining thereto and will therefore have equivalent rights to the Telecom Italia shares outstanding at the time of issuance.

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6.	Italian Tax Effects of the Merger on Telecom Italia and Tim

6.1	Tax neutrality

For Italian income tax purposes, pursuant to Article 172.1 of the Consolidated Income Tax Law (Presidential Decree No. 917 of 22 December 1986), the Merger is tax neutral and therefore does not constitute a sale or distribution of capital gains and losses on the assets of the merged or incorporated company, including inventories and goodwill.

6.2	Merger goodwill

As regards the position of Telecom Italia, there is no merger goodwill to be recognized as income for tax purposes, and thus merger differences will have no material tax impact.

6.3	Reserves for tax-deferred income

The reserves for tax-deferred income reported in Tim’s latest financial statements, and existing at the effective date of the Merger, will be treated in accordance with the specific provisions of Article 172.5 of Presidential Decree No. 917 of 22 December 1986, and, if applicable, will be re-established.

6.4	Registration fee

The merger deed is subject to a registration fee of €129.11, pursuant to Article 4.b) of the first part of the schedule attached to Presidential Decree No. 131 of 26 April 1986.

6.5	Italian Tax Effects on shareholders of Telecom Italia

Pursuant to Article 172.3 of Presidential Decree No. 917 of 22 December 1986, the exchange of Tim shares for Telecom Italia shares does not constitute a sale, a distribution of capital gains or losses, or a source of income, as the transaction merely involves the replacement in shareholders’ portfolios of the shares of Tim by shares of Telecom Italia. Accordingly, the basis in the Tim shares will be transferred to the shares obtained in the exchange.

*    *    *

Shareholders resident in countries outside Italy are urged to consult their own tax advisors about the tax effects of the Merger in their own jurisdictions.

7.	Expected major shareholdings and control of Telecom Italia

At 23 January 2005, on the basis of Telecom Italia’s shareholder register and the disclosures made by shareholders pursuant to Article 120 of Legislative Decree No. 58 of 24 February 1998, persons holding directly or indirectly more than 2% of Telecom Italia’s outstanding ordinary shares with voting rights were as follows:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	16.96
Brandes Investment Partners LLC (*)	372,896,243	3.61
Hopa S.p.A. (**)	361,364,703	3.50
Assicurazioni Generali S.p.A. (***)	288,964,287	2.80
Bank of Italy (****)	231,499,817	2.24

*	Disclosure pursuant to Article 121.3 of the Regulation on Issuers.

**	Shares held through the subsidiary company Holinvest S.p.A.

***	The list of companies through which the shares are held is available on the Internet at www.consob.it.

****	Shares partly held by the Bank of Italy’s supplementary pension fund.

Telecom Italia’s post-Merger shareholdings will be affected by a number of factors and, in particular, by the conversion of Telecom Italia (formerly Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium and the number of Telecom Italia and Tim stock options that are exercised. As regards the bonds, at 21 January 2005 conversion requests had been received for 463,187,994 additional Telecom Italia shares, compared to the share capital recorded in the Company Register at the same date.

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The following table summarizes the foreseeable composition of Telecom Italia shareholders with holdings in excess of 2% of the ordinary share capital, assuming that no bonds are converted (in addition to those related to the requests submitted by 21 January 2005, which are not yet reflected in Telecom Italia’s share capital filed with the Company Register but are considered for purposes of this analysis) and that no stock options are exercised.

The table is based exclusively on information in the Telecom Italia shareholders’ register or disclosed by shareholders pursuant to Article 120 of Legislative Decree No. 58 of 24 February 1998.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	13.46
Brandes Investment Partners LLC	372,896,243	2.87
Hopa S.p.A.	361,364,703	2.78
Assicurazioni Generali S.p.A.	288,964,287	2.22

It is also worth noting that, on 21 December 2004, Olimpia S.p.A. announced the approval by its extraordinary shareholders’ meeting of an increase in capital of €2 billion by means of a rights issue, the proceeds of which will be used to purchase Telecom Italia shares. On 23 January 2005, Olimpia S.p.A. further announced that it had entered into two forward contracts to buy Telecom Italia ordinary shares and bonds convertible into Telecom Italia ordinary shares, respectively. The execution of these contracts – subject to the subscription of the above-mentioned capital increase – will entail an expenditure of appropriately €1 billion. On the same date, Olimpia S.p.A. also announced that the other parties to the contracts already held shares and convertible bonds corresponding to approximately 310 million Telecom Italia ordinary shares.

Upon completion of the Merger, no shareholder is expected to control Telecom Italia.

8.	Effects of the merger on shareholders’ agreements falling within the scope of Article 122 of Legislative Decree No. 58 of 24 February 1998

The parties to the shareholders’ agreements falling within the scope of Article 122 of Legislative Decree No. 58 of 24 February 1998 that concern the companies participating in the Merger have not made any notifications concerning the possible effects of the transaction on such agreements.

9.	Amendments to the bylaws

As mentioned above, in connection with the Merger, Article 5 of Telecom Italia’s bylaws concerning the company’s share capital will be amended as necessary to take into account the issuance of shares in relation to the exchange ratios referred to in Section 4 above.

The maximum increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things, as a consequence of the exercise of stock options granted and still valid; and

•	on the basis of the exchange ratios indicated in Section 4 above,

will be a maximum of €1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the Tender Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

Article 5 of Telecom Italia’s bylaws will also be amended to take into account the increases in capital for Tim’s stock-option plans. Telecom Italia will take over these plans and issue a number of new ordinary shares for their implementation adjusted on the basis of the exchange ratio adopted for the Merger; while the exercise price of each option will remain unchanged.

In other words, the owners of Tim stock options will have the right to purchase at the predetermined price not the original number of ordinary shares of Tim but the larger number of ordinary shares of Telecom Italia, as the company resulting from the Merger, determined on the basis of the exchange ratio of 1 to 1.73. The unit price of ordinary shares deriving from the exercise of stock options will therefore be that obtained for each plan by dividing the original price by 1.73.

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In more detail, Telecom Italia will approve an overall maximum increase in capital, divided into the following tranches, each of which is severable:

a)	an increase of up to €11,705,656.05 for the exercise of stock options already granted by Tim under its “2000-2002 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 21,283,011 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €6.42 for each option held (i.e. €3.710983 for each newly issued share);

b)	an increase of up to €1,132,285 for the exercise of stock options already granted by Tim under its “2001-2003 Stock-Option Plans”, to be implemented by 31 December 2005 through the issuance of up to 2,058,700 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €8.671 for each option held (i.e. €5.012139 for each newly issued share);

c)	an increase of up to €474,798.50 for the exercise of stock options already granted by Tim under its “2001-2003 Supplementary Plans”, to be implemented by 31 December 2005 through the issuance of up to 863,270 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €7.526 for each option held (i.e. €4.350289 for each newly issued share);

d)	an increase of up to €22,150,920 for the exercise of stock options already granted by Tim under its “2002-2003 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 40,274,400 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.67 for each option held (i.e. €3.277457 for each newly issued share);

e)	an increase of up to €3,192,173.05 for the exercise of stock options already granted by Tim under its “2003-2005 Stock-Option Plans”, to be implemented through the issuance of up to a total of 5,803,951 shares with a par value of €0.55 per share, by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot. The shares will be offered to the holders of the above-mentioned stock options on the basis of the exchange ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.07 for each option held (i.e. €2.930636 for each newly issued share).

The amendments to the bylaws described above will come into force on the effective date of the Merger pursuant to Article 2504-bis of the Civil Code and as provided for in the Merger Plan.

10.	Board of Directors’ evaluation of the conditions for exercise of withdrawal right

As the Absorbing Company, Telecom Italia will leave its bylaws concerning the company’s purpose unchanged since the text as it stands does not differ significantly from that of the bylaws specifying Tim’s corporate purpose, as regards either the activities the company can engage in or the related business risk. Furthermore, Telecom Italia’s corporate purpose already allows the company to own equity interests in operating companies, and thus there is no need to make any amendments as a result of the Merger.

As regards holders of Tim savings shares, because of the difference between the dividend premium to which Tim savings shares are entitled and the dividend premium to which Telecom Italia savings shares are entitled, Tim savings shareholders who do not vote in favor of the Merger in the special meeting of Tim’s savings shareholders will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code, since their rights will be modified by the share exchange.

The value of Tim savings shares for purposes of such withdrawal rights will be determined as the arithmetic mean of the shares’ closing prices in the six months prior to the publication, by the end of January 2005, of the notice calling the extraordinary meeting of Tim ordinary shareholders.

Consistent with its interest in purchasing all of Tim’s savings shares, as evidenced by the Tender Offer, Telecom Italia has indicated that it intends to purchase all the savings shares for which the right of withdrawal is exercised by exercising its prerogatives in accordance with applicable law.

Milan, 23 January 2005

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ANNEX III

MEETING OF THE BOARD OF DIRECTORS OF TELECOM

ITALIA MOBILE S.P.A. HELD ON 23 JANUARY 2005

REPORT ON THE PLAN FOR THE MERGER BY INCORPORATION OF

TELECOM ITALIA MOBILE S.P.A. INTO TELECOM ITALIA S.P.A.

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL ITALIAN DOCUMENT

Milan, 23 January 2005

TELECOM ITALIA MOBILE S.P.A.

TELECOM ITALIA GROUP – DIRECTION AND CO-ORDINATION BY TELECOM ITALIA S.P.A.

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

[THIS PAGE INTENTIONALLY LEFT BLANK]

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1.	Description of the Merger and reasons therefor, with special emphasis on the business objectives of the companies participating in the Merger and the plans to achieve them		4
	1.1	Description of the participating companies	4
	1.2	Description of Tim’s activities	4
	1.3	Description of Telecom Italia’s activities	6
	1.4	Principal legal aspects of the Merger	7
	1.5	Reasons for the Merger – Business objectives and plans to achieve them	11
2.	The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio		13
	2.1	Purpose of the valuation	13
	2.2	Methods used and results obtained	14
3.	Conclusions		20
	3.1	Determination of the Exchange Ratio	20
	3.2	Exchange Ratio	20
4.	Procedure for assigning the shares of the Post-Merger Company and dividend entitlement date		20
	4.1	Procedure for the exchange	20
	4.2	Effective date of the Merger	21
5.	Effective date for accounting purposes		21
6.	Italian tax effects of the Merger on Telecom Italia		21
	6.1.	Direct taxes: taxation of the Companies Participating in the Merger	21
	6.2.	Italian tax effects on shareholders	22
	6.3.	Indirect taxes	22
7.	Expected shareholdings in the Post-Merger Company		22
	7.1	Tim shareholders	22
	7.2	Telecom Italia shareholders	22
	7.3	Effects of the Merger on shareholders	22
8.	Effects of the Merger on shareholders’ agreements (Article 122 of Italian Legislative Decree 58/1998) relating to the shares of the Companies Participating in the Merger		23
9.	Bylaw amendments		23
	9.1	Telecom Italia’s bylaws and amendments deriving from the Merger	23
10.	Evaluation of the conditions for the exercise of the right of withdrawal (Articles 2437, 2437-quinquies and 2497-quater of the Civil Code)		24
	10.1	Evaluation in relation to Article 2437-quinquies of the Civil Code	24
	10.2	Evaluation in relation to Article 2437 of the Civil Code	24
	10.3	Evaluation in relation to Article 2497-quater of the Civil Code	25

3

REPORT OF THE BOARD OF DIRECTORS OF TELECOM ITALIA MOBILE S.P.A. ON THE PLAN FOR THE MERGER BY INCORPORATION OF TELECOM ITALIA MOBILE S.P.A. INTO TELECOM ITALIA S.P.A. PURSUANT TO ARTICLE 2501-QUINQUIES OF THE ITALIAN CIVIL CODE AND ARTICLE 70.2 OF THE IMPLEMENTING REGULATIONS OF LEGISLATIVE DECREE NO. 58 OF 28 FEBRUARY 1998 (THE “CONSOLIDATED LAW”) RELATING TO THE RULES APPLICABLE TO ISSUERS, ADOPTED BY CONSOB RESOLUTION 11971/1999, AS AMENDED.

Dear Shareholders,

In accordance with Article 2501-quinquies of the Italian Civil Code (“Civil Code”) and Article 70.2 of Consob Regulation 11971 of 14 May 1999, (the “Regulation”), we submit the plan (the “Merger Plan”) for the merger by incorporation (the “Merger”) of Telecom Italia Mobile S.p.A. (“Tim” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company” or – after the Merger is effective – the “Post-merger Company”) for your review and approval. This report is intended to describe and explain the reasons for the Merger Plan in legal and economic terms, particularly with respect to the exchange ratio.

This report is also intended to provide an accurate analysis of the business and financial rationale for the comprehensive reorganization of the activities of the Telecom Italia Group (the “Reorganization Plan”) and consequently to explain how it is in the interests of the Company and its shareholders. The goal, both for Tim and Telecom Italia, is to improve their competitive position, due among other things to the greater operational and financial synergies and efficiencies that will arise, in line with the resolutions adopted by the Boards of Directors of both companies on 7 December 2004.

1.	Description of the Merger and reasons therefor, with special emphasis on the business objectives of the companies participating in the Merger and the plans to achieve them

1.1	Description of the participating companies

1.1.1	Telecom Italia Mobile S.p.A.: Tim is a company limited by shares with its registered office in Turin at 6 Via Cavalli and its headquarters in Rome at 152 Via Pietro De Francisci, share capital of €515,728,777.86, divided into 8,595,479,631 shares with a par value of €0.06 per share, consisting of 8,463,410,468 ordinary shares and 132,069,163 savings shares. The Company to be Absorbed has its tax domicile at its registered office and is registered in the Turin Company Register. Its tax code number is 06947890015.

1.1.2	Telecom Italia S.p.A.: Telecom Italia is a company limited by shares with its registered office in Milan at 2 Piazza Affari, fully paid up share capital of €8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of €0.55 per share and 5,795,921,069 savings shares with a par value of €0.55 per share. The Absorbing Company has its tax domicile at its registered office and is registered in the Milan Company Register. Its tax code number is 00488410010.

1.2	Description of Tim’s activities

1.2.1	Tim, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunication services sector, and more specifically in mobile telecommunications under licence or in a free market. Its activities include the design, implementation, management and sale of telecommunication, information and communication technology and electronic systems. Tim’s main international markets are in South America and the Mediterranean basin.

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1.2.2	The following tables provide selected historical operating, cash flow and financial data for the Tim Group and Tim, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Tim Group and Tim

Tim Group

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	9,499	8,635	11,782
Gross operating profit	4,574	4,157	5,502
Operating income before amortization of goodwill on consolidation differences	3,199	3,021	3,885
Operating income	3,129	2,944	3,786
Income before taxes	3,100	3,441	4,207
Consolidated net income before minority interests	1,724	2,041	2,456
Consolidated net income: Parent Company	1,664	1,970	2,342
Consolidated cash flow(1)	3,048	3,156	3,998
Free cash flow from operations(2)	2,829	3,123	3,746

1.	Consolidated net income (loss) before minority interests plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,247	9,276	9,064
Working capital	(1,925)	(2,407)	(2,015)
Net invested capital	7,322	6,869	7,049
Financed by:
Consolidated shareholders’ equity:	7,382	7,803	7,535
• Parent Company	6,827	7,295	7,049
• Minority interests	555	508	486
Consolidated net financial debt (positive financial position)	(60)	(934)	(486)
• Medium/long-term	490	585	668
• Short-term	(550)	(1,519)	(1,154)

Tim S.p.A.

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	7,381	6,980	9,469
Gross operating profit	4,076	3,805	5,035
Operating income	3,201	2,969	3,863
Income before taxes	3,376	3,081	3,852
Net income	2,143	1,846	2,322
Cash flow(1)	2,977	2,634	3,405
Free cash flow from operations(2)	3,038	3,409	4,201

1.	Net income (loss) plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

5

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,741	9,161	8,576
Working capital	(1,347)	(1,622)	(1,170)
Net invested capital	8,394	7,539	7,406
Financed by:
Shareholders’ equity:	8,899	8,957	8,481
• Share capital	514	514	514
• Reserves and retained earnings	6,242	6,121	6,121
• Net income for the period	2,143	2,322	1,846
Net financial debt (positive financial position)	(505)	(1,418)	(1,075)
• Of which short-term	(505)	(1,418)	(1,075)

1.3	Description of Telecom Italia’s activities

1.3.1	Telecom Italia, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunication services sector and, more generally, in the information and communication technology sector.

1.3.2	The following tables provide selected historical operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	22,912	22,682	30,850
Gross operating profit	10,788	10,648	14,280
Operating income before amortization of goodwill on consolidation differences	6,607	6,639	8,619
Operating income	5,442	5,214	6,789
Income before taxes	3,690	3,858	3,442
Consolidated net income before minority interests	1,518	2,889	2,428
Consolidated net income: Telecom Italia	745	1,881	1,192
Consolidated cash flow(1)	6,399	7,901	9,207
Free cash flow from operations(2)	6,585	7,360	9,233

1.	Consolidated net income (loss) before minority interests plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Fixed assets, net	52,635	54,573	55,892
Working capital	(1,824)	(638)	(462)
Net invested capital	50,811	53,935	55,430
Financed by:
Consolidated shareholders’ equity:	19,390	20,589	21,177
• Telecom Italia	15,141	16,092	16,814
• Minority interests	4,249	4,497	4,363
Consolidated net financial debt :	31,421	33,346	34,253
• Medium/long-term	34,020	30,545	28,806
• Short-term	(2,599)	2,801	5,447

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TELECOM ITALIA S.p.A.

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	11.793	11.872	16.033
Gross operating profit	5.526	5.510	7.433
Operating income	3.256	3.169	4.139
Income before taxes	1.664	1.378	1.728
Net income	894	2.012	2.646
Cash flow(1)	2.897	4.121	5.565
Free cash flow from operations(2)	3.782	3.669	4.702

1.	Net income (loss) plus amortization and depreciation.

2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Fixed assets, net	47,544	48,604	49,858
Working capital	230	3,079	1,063
Net invested capital	47,774	51,683	50,921
Financed by:
Shareholders’ equity:	15,533	16,356	15,688
• Share capital	8,858	8,854	8,846
• Reserves and retained earnings	5,781	4,856	4,830
Net income for the period	894	2,646	2,012
Net financial debt (positive financial position):	32,241	35,327	35,233
• Medium/long-term	28,955	20,692	22,034
• Short-term	3,286	14,635	13,199

1.4	Principal legal aspects of the Merger

1.4.1	The proposed transaction, consisting of the merger by incorporation of Tim into Telecom Italia, pursuant to and for the purposes of Article 2501 et seq. of the Civil Code, implements the corporate restructuring which forms the basis of the Reorganization Plan.

In order to implement this corporate restructuring, prior to the Merger and to its effectiveness, Tim is expected to spin off its mobile communications business in Italy (the “Spin-off”) to a company wholly owned by Tim, to be known as Tim Italia S.p.A., with its registered office in Milan at 2 Piazza degli Affari (“Tim Italia”). The principal legal aspects of the Spin-off are described in Section 1.4.5 below.

1.4.2	The Boards of Directors of Telecom Italia and Tim (collectively, the “Companies Participating in the Merger”) have adopted their respective balance sheets at 30 September 2004 as their balance sheets for purposes of Article 2501-quater of the Civil Code.

On 24 December 2004 Tim, pursuant to Article 2501-sexies of the Civil Code, applied to the Turin Court for the appointment of an expert to prepare the report on the exchange ratios for the Merger. In a decree dated 28 December 2004, the Turin Court appointed as expert the accounting firm of Reconta Ernst & Young S.p.A.

The Milan Court, pursuant to Article 2501-sexies of the Civil Code, has appointed the accounting firm of Mazars & Guerard to prepare the report on the exchange ratios for Telecom Italia

1.4.3	The Merger will result in the cancellation without exchange of the Tim ordinary and savings shares held by Telecom Italia at the effective date of the Merger and the assignment to holders of Tim ordinary and savings shares other than Telecom Italia of ordinary and savings shares issued by Telecom Italia. Under Article 2504-ter of the Civil Code, the treasury shares owned by Tim will be cancelled without exchange.

The intention of the Companies Participating in the Merger is to complete the Merger as soon as possible and, specifically, to arrange for it to become effective by the end of June 2005.

1.4.4	As a consequence of the Reorganization Plan, Tim will be merged into Telecom Italia, which will maintain its present bylaws with the amendments described in Section 9 of this Report.

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Both the corporate purpose of Telecom Italia and that of Tim provide for the performance of telecommunication activities. Consequently, the implementation of the Reorganization Plan will not cause any significant changes in the activities performed by Telecom Italia and Tim before the Merger nor in the related business risks.

1.4.5	As mentioned above, before the Merger is completed and as the first step in implementing the Reorganization Plan, Tim will spin off its mobile communications business in Italy (the “Domestic Communications Business”) by means of a contribution in kind to a new company in compliance with the prescribed procedures under applicable law.

To this end, on 29 December 2004, Tim established Tim Italia by means of a unilateral act. As stated above, this new company will acquire the Domestic Communications Business as a consequence of the Spin-off.

On 11 January 2005, Tim applied, pursuant to Article 2343 of the Civil Code, to the Milan Court for the appointment of an appraiser to prepare the valuation report on the Domestic Mobile Business to be contributed to Tim Italia. In a decree dated 12 January 2005, the Milan Court appointed Dott. Claudio Pastori, an accountant in Milan.

The Domestic Mobile Business to be spun off includes all the assets of Tim’s mobile communications business in Italy and all the rights and obligations in any way related to the assets and liabilities to be transferred. All the contracts of employees and self-employed workers will also be transferred with the Domestic Communications Business.

The Domestic Communications Business will not include the assets and liabilities shown in Tim’s balance sheet at 30 September 2004 related primarily to the Tim’s international business, i.e.: (i) the equity interest held by Tim in Tim International N.V. (“Tim International”), the holding company for equity investments in foreign companies operating in the mobile communications sector with a book value, including payments for future increases in capital, of €4,582 million; (ii) the reserve for risks in respect of guarantees issued on behalf of foreign affiliates, amounting to €198 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €982 million; (iv) advance taxes, related to the international assets, amounting to €813 million; (v) the balance of the current account held by Tim with Telecom Italia; and (vi) certain other financial and tax items.

The Spin-off, implemented in accordance with Article 172.1 of the Consolidated Income Tax Law (Presidential Decree no. 917 of 22 December 1986), is tax neutral in terms of Italian taxation and, therefore, will not lead to the realization of capital gains or losses. In other words, Tim Italia will succeed, on a continuing basis, to Tim’s tax situation in respect of the assets and liabilities contributed.

Another consequence of the Spin-off is that Tim Italia will succeed to the authorizations for the provision of electronic communications networks and services in Italy already held by Tim and to all the rights (including those temporarily assigned to Tim at the date of the transfer of the Domestic Communications Business) to use numbering systems and/or radio frequencies under public franchises, licences, general authorizations and special authorizations resulting from notifications declaring the commencement of activities. As regards the regulatory aspects, both Tim and Tim Italia have initiated all the registration formalities and notifications to the competent authorities. To this end, Tim has already notified the Ministry of Communications in accordance with Article 25.8 of Legislative Decree 259/2003.

Tim, Tim Italia and Telecom Italia will make the notifications concerning the transaction required by Article 47 of Law 428/1990, as amended by Article 2 of Legislative Decree 18/2001.

Following the Spin-off and until the Merger becomes legally effective, Tim will continue to control Tim Italia, the company owning the Domestic Communications Business, and Tim International, the holding company for equity investments in foreign companies operating in the mobile communications sector. Upon completion of the Merger, Telecom Italia will own 100% of the capital of both companies directly.

It is expected that the Spin-off will be completed, by means of the execution of a transfer instrument and its filing with the Milan Company Register, by the end of March 2005.

1.4.6

As part of the Reorganization Plan, Telecom Italia made a voluntary partial tender offer under Article 102 et seq. of the Consolidated Law for 2,456,534,241 Tim ordinary shares, representing 29.12% of Tim’s ordinary share capital at 20 December 2004 and 28.67% of its total share capital at the same date and a voluntary tender offer for all 132,069,163 Tim savings shares, representing 100% of Tim’s savings

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share capital and about 1.54% of its total share capital (although the offers were legally distinct, hereinafter the offer for Tim’s ordinary shares and the offer for Tim’s savings shares are referred to jointly as the “Offer”). The Offer price was 5.6 for each Tim ordinary and savings share and its effectiveness was subject to the condition, for both classes of shares, that two thirds of the number of shares subject of the Offer must be tendered.

In order to provide Tim shareholders and the market with the information needed to assess the Offer and an evaluation of the terms and purpose of the Offer, especially as regards the fairness of the proposed price, in its meeting on 22 December 2004, Tim’s Board of Directors approved the Issuer’s Statement pursuant to Article 103.3 of the Consolidated Law and Article 39 of the Regulation concerning Issuers.

The Offer commenced on 3 January 2005 and terminated on 21 January 2005. The number of shares tendered amounted to approximately 31.2% of Tim’s ordinary share capital and 6.4% of its savings share capital. The Offer Document specified that, in the event of the number of shares tendered falling below the minimum thresholds set, Telecom Italia’s Board of Directors would decide whether to acquire the smaller quantity of Tim ordinary and/or savings shares tendered and proceed with the planned reorganization by implementing the Merger.

Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, especially in view of the fact that the Tim ordinary shares tendered exceeded the number of Tim ordinary shares subject to the Offer, thus demonstrating the market’s appreciation of the transaction and making it possible to achieve the objective of optimizing the Post-merger Company’s balance sheet and financial structure upon completion of the Merger. For this reason, Telecom Italia’s Board of Directors has decided to waive the Offer effectiveness conditions concerning the minimum threshold of acceptances for Tim savings shares, thereby confirming the effectiveness of the Offer and accepting to purchase the smaller quantity of Tim savings shares tendered, and to proceed with the Reorganization Plan and the related integration process.

It should also be noted that, as a result of the exercise of the options which were previously disclosed to the market (for approximately 21 million Tim savings shares) and the execution of securities lending agreements (for approximately 37 million Tim savings shares), following the Offer Telecom Italia will be entitled to vote approximately 50.3% of the shares entitled to vote in the special meeting of Tim savings shareholders that will be called to approve the Merger resolution.

As mentioned above, the Offer represented the first step in the Reorganization Plan and must therefore be considered as connected with and serving the purposes of the Merger.

In view of the Merger, the Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since, in implementing the Merger, the Tim shares held by Telecom Italia will be cancelled without exchange, Telecom Italia’s acquisition of Tim shares by means of the Offer has increased the proportion of Tim’s share capital that will be cancelled and consequently reduced the amount of equity to be issued in exchange. This could have a positive effect (i) on the earnings per share of Telecom Italia post-Merger, thus improving the return on equity, and (ii) on the free cash flow yield per share, to the benefit of all the post-Merger shareholders of Telecom Italia and Tim. From a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost in – terms of the expected dividends – which would have been incurred on the additional amount of equity (not issued in exchange for Tim shares purchased in the Offer).

The results of the Offer mean that Telecom Italia will pay a total consideration of approximately €13.8 billion, of which €2.5 billion will be paid by Telecom Italia through the realization of a portion of its liquid assets and approximately €11.3 billion will be raised through bank financing. Consequently, the net financial debt of the Telecom Italia Group, estimated at approximately €30 billion at 31 December 2004, is expected to increase, excluding other costs related to the Offer, to just under €44 billion.

The increase in debt following the Offer has not led, in line with the indication given in the announcement of the plan to reorganize the Telecom Italia Group, to a reduction in Telecom Italia’s credit rating (currently Baa2 for Moody’s, BBB+ for Standard & Poor’s, A– for Fitch). It should be noted that Standard & Poor’s and Fitch, while confirming their respective ratings, have revised their outlooks from positive to stable and from stable to negative, respectively. The rating agencies arrived at these conclusions on the basis of the maximum estimated consideration payable in connection with the Offer, equal to approximately €14.5 billion.

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The bank financing may be refinanced in the capital markets, depending on market opportunities and conditions, probably in the next two years.

The progressive reduction in the debt incurred in connection with the Offer will be made possible primarily by the cash flow that will be generated, which is expected to be at least in line with the plans announced in March 2004.

1.4.7	As part of the share exchange, Telecom Italia will assign newly-issued savings shares of the Post-Merger Company to holders of Tim savings shares.

It should be noted that, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller dividend premium compared to ordinary shares than that to which holders of Tim savings shares are currently entitled compared to Tim ordinary shares.

Tim savings shares entitle their holders, among other things, to the right to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value of €0.06 and to the right to the distribution of net profits, after deducting the amount to be allocated to the legal reserve, up to 5% of their par value. In contrast, Telecom Italia savings shares entitle their holders the right to the distribution of net profits up to 5% of their par value of €0.55, and the right to a premium with respect to any dividend distributed to ordinary shareholders equal to 2% of their par value.

Since the Merger will result in holders of Tim savings shares receiving in exchange Telecom Italia savings shares that, as specified above, entitle the holders to a smaller dividend premium than the cancelled Tim savings shares, the Merger will be submitted for approval to a special meeting of Tim savings shareholders pursuant to Article 146.1b) of the Consolidated Law (the “Special Meeting”).

Moreover, in view of the smaller dividend premium of the Telecom Italia savings shares that will be assigned in exchange to the existing holders of Tim savings shares, all of the latter who do not vote in favor of the resolution submitted to the Special Meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code, in view of the modification to their property rights as a consequence of the exchange.

It should be noted, however, that, from a substantive economic perspective, the Merger will lead to the above-mentioned change in the dividend premium being more than offset, in absolute terms, by an improvement in the entitlement to profits of each Tim savings shareholder (as regards the premium compared to dividends on ordinary shares). In fact, as a consequence of the exchange, each Tim savings share with a par value of €0.06 will be replaced by more than one Telecom Italia savings share with a par value of €0.55 on the basis of the exchange ratios (described below), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value equal to €0.55 (par value) x 2.36 (exchange ratio) = €1.30 instead of €0.06. Consequently, the dividend premium attaching to each Tim savings share held, currently equal to €0.012 (20% x €0.06), will increase as a consequence of the exchange for Telecom Italia savings shares to €0.026 (2% x €1.30).

1.4.8	Telecom Italia will succeed to all Tim’s legal rights and obligations in force at the effective date of the Merger, including those arising in connection with Tim’s stock option plans (to this end, the Absorbing Company will make the necessary capital increases for purposes of such plans, as described in Section 9 below).

1.4.9	The Merger is technically subject to the veto right of the Minister for the Economy and Finance pursuant to the Golden Share provisions under Article 2 of Decree Law 332/1994, ratified by Law 474/1994, and Article 22.b) of Telecom Italia’s bylaws.

At the end of the meeting of Telecom Italia’s Board of Directors on 7 December 2004, in accordance with Article 22.b) of the Absorbing Company’s bylaws and Article 2 of Decree Law 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Group.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’ meeting.

1.4.10	Telecom Italia’s ordinary and savings shares are and, following the Merger, will continue to be, listed on the Mercato Telematico operated by Borsa Italiana S.p.A.

In addition, following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADRs (American Depository Receipts, each of which

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represents ten ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in the light of the decisions adopted by the Board of Admission of the Frankfurt Stock Exchange, the shares will be delisted by the effective date of the Merger.

1.5	Reasons for the Merger – Business objectives and plans to achieve them

1.5.1	The Merger satisfies a series of business needs prompted by the progressive, increasing integration between fixed and mobile telephony platforms. The evolution of the market and the defense of the creation of value also require an adaptation of business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

To capture all of the benefits made available by the integration of platforms and services, at a time of significant technological discontinuity, it is desirable to undertake a corporate structural reorganization that will guarantee the unitary governance of business processes that a situation of partial control of capital does not fully allow.

The reorganization will make it possible to respond to the need for integration expressed by customers, to capitalize on the complementary features of the services offered in order to foster consumption, and at the same time to capture all the benefits deriving from the synergies between the different business areas.

The demand for telecommunications services is growing, driven by the spread of broad-band in wireline business and by the new services supplied in the mobile segment. In particular:

–	electronic communications on the wireline network have enriched the supply of traditional “voice” and “data” services by adding the innovative services made possible by XDSL technology and fiber optics;

–	electronic communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now afford mobility not only for voice services but also for data, Internet and media services.

There are sectors in which customers increasingly feel the need to use the services made possible by the new technologies seamlessly, regardless of where they are. Furthermore, technological innovation is significantly increasing the interaction between the different networks (fixed and mobile, voice and data) and between the supply of telecommunications services and that of adjacent sectors, such as information technology, media and consumer electronics.

The leading manufacturers of telecommunications equipment and terminals have oriented their technological investments to satisfying the market’s new needs:

–	telecommunications networks are rapidly evolving into “multimedia networks” thanks to the spread of the IP protocol and the adoption of homogeneous wireline and mobile multiservice platforms;

–	the new wireline and mobile terminals satisfy multiple functions and convergent handsets permit seamless access to wireline and mobile services.

The rapid spread of this equipment will allow telecommunications operators to benefit from the potential synergies deriving from a more closely integrated management of wireline and mobile electronic communications businesses and thus to be well positioned to cope with a scenario likely to be characterized by the saturation of the market in traditional telephone services and the trend of eroding prices and margins.

The leading operators in the Italian and European telecommunications market are preparing to respond to the latest technological and market developments on three main fronts:

–	better coordination and distribution of customer relations between the various segments (integration of sales channels and responsibilities for specific segments, brand management);

–	strengthening of certain critical functions for comparative advantage (guidance of IT and network technological choices; management of research; purchasing; content acquisition and management; and coordination of supply policies);

–	defense of margins through programs to recoup efficiency by exploiting synergies across the different business areas (common management of IT and network infrastructures, convergent evolution of applications platforms, and common content acquisition and management).

In this setting, the Telecom Italia Group already ranks in the top tier among European competitors in all business areas in terms of growth, profitability and product innovation. This is the result of the

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substantial investments made in technological innovation, which today provide the Group with a network infrastructure considered future-proof, ready to host and handle the portfolio of new generation products and services.

As mentioned above, however, the evolution of the market and the defense of the creation of value also require an adaptation of current business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

The Merger, together with the Spin-off, will simplify the Group’s ownership structure by maintaining the Domestic Communications Business under an unlisted, wholly owned subsidiary of Telecom Italia, thereby creating optimal conditions for grasping the opportunities to realize the synergies referred to above.

The Merger is also intended to bring the following additional advantages:

–	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Tim’s current shareholders will become shareholders of a company with a more balanced financial structure, capable of being taken over and therefore better placed to enhance the value of the shares assigned in exchange;

–	to enable Telecom Italia to optimize, through the Offer and the Merger, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. In fact, as explained above, the purchase of Tim shares is financed by means of an increase in net financial debt, whose cost, net of the tax effect, is lower than the cost which would have been incurred by the additional amount of equity not issued in exchange for Tim shares acquired in the Offer. The consequent reduction in the weighted average cost of capital should favor the full value potential of the shares of Telecom Italia as the Post-Merger Company and thus the creation of value for shareholders, including the Tim shareholders who exchange their shares.

As mentioned above, the Merger serves to promote the adaptation of the Group’s business models and organizational strategy to the evolution of the market and the defense of the creation of value for shareholders.

The integration process, involving actions designed to improve efficiency and to enhance strategic and operational effectiveness, primarily concerns the Networks and Information Technology, Customer Operations, the Supply of Innovative Services and Sales Channels business areas and will be implemented in compliance with applicable sector and antitrust laws. The main projects under consideration concern:

Networks and Information Technology

•	Joint development of network and platform architectures for wireline and mobile products and services;

•	Integration and synergies in connection with networks for access traffic and IP backbone traffic, for example, through joint planning of requirements and development processes;

•	Joint development, operation and maintenance of network information systems;

•	Design of the new integrated network model.

Customer Operations

•	Joint development of IT applications providing support for the management of the business;

•	Increase in customer care efficiency and service levels by adoption of the best practices developed in Telecom Italia and Tim;

•	Synergies in connection with the supply of customer information services (e.g., the 12 and 412 customer information services).

Supply of Innovative Services and Sales Channels

•	Development of convergent services for the consumer market (e.g., seamless access to mail, interoperability of fixed and mobile services, and standardization of mimicking) and for the business market (e.g., mobile use of corporate applications by means of extended enterprise models);

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•	Increase in the effectiveness of sales channels and search for efficiency gains in overlapping commercial services while maintaining separate offers;

•	Development of a multimedia portal accessible from fixed and mobile network terminals and enhancement of Group contents and brands.

Procurement

•	Optimization of the distribution logistics for commercial products;

•	Exploitation of the synergies between network operating structures and joint evaluation of make-or-buy options;

•	Elimination of duplication and harmonization of service standards in Facility Management and General Services.

Working Groups have been formed to define the scope for integration, specify and develop integration plans, and lay down how they are to be implemented. The groups are headed by an Integration Committee that provides guidance and control, by ensuring observance of specific responsibilities over the development of the overall integration plan.

Consistently with the integration plan, the organizational and operational restructuring will be based on three guidelines: a market plan aimed at increasing the effectiveness of customer relations; an efficiency plan for the rationalization of internal and external structures; and an organizational development plan.

The synergies expected from the Merger, the broad outlines of which have already been identified and whose economic benefits and other advantages will be detailed and announced by mid-April 2005, are the result of analyses and evaluations undertaken by the managers involved in the integration plans discussed above.

2.	The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratios

2.1	Purpose of the valuation

2.1.1	The purpose of the valuation is to determine the exchange ratio (the “Exchange Ratio”) on the basis of which the participation in the Post-Merger Company of the shareholders of Telecom Italia and Tim, respectively, will be determined.

The aim of the valuation, therefore, is to value Telecom Italia and Tim in order to obtain significantly comparable values for the purpose of determining the Exchange Ratio for the Merger in question, considering all the shareholders of the Companies Participating in the Merger as parties interested in the valuation and the Exchange Ratio.

To achieve this objective, the valuations for the purpose of determining the Exchange Ratio require the identification and application of valuation methods based on uniform criteria for the Companies Participating in the Merger.

Such valuations may therefore differ from other valuations made in different contexts or for different purposes, including with respect to the selection of criteria and methodologies applied.

2.1.2	In the light of information provided by the Advisors (as specified below), the Board of Telecom Italia has reached its conclusions on the Exchange Ratio following a careful evaluation of the Companies Participating in the Merger, selecting from a range of valuation methods those generally considered most appropriate in consideration of the activities performed by the Absorbing Company and the Company to be Absorbed.

Furthermore, as suggested by corporate doctrine and standard professional practice, the values attributed to the Companies Participating in the Merger were compared on a going-concern basis.

It should also be noted that the effects of the Offer for Tim ordinary and savings shares do not require the Exchange Ratio to be altered since the Offer was made on terms consistent with the valuations used to determine the Exchange Ratio. In fact, in the context of the valuation of Telecom Italia, the acquisition of the Tim shares tendered in the Offer increases the value of the equity interest in Tim substantially equivalent to the increase in Telecom Italia’s net financial debt, which, moreover, will be at a level consistent with Telecom Italia’s current rating. The overall effect is that the value of Telecom Italia’s equity will remain substantially unchanged.

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2.1.3	For purposes of determining the Exchange Ratio, Tim’s Board of Directors was assisted by leading financial Advisors, namely the investment banks Lazard & Co. S.r.l. as Sole Lead Advisor and Credit Suisse First Boston. In addition, as recommended by the Committee for Internal Control and Corporate Governance (consisting exclusively of independent directors), the Milan office of Merrill Lynch International and Studio Casò, in the person of Mr. Angelo Casò, were requested as advisors to prepare additional fairness opinions on the Exchange Ratio. In arriving at its conclusions, Tim’s Board of Directors acknowledged that each financial Advisor chose from among the various possible valuation methods those it deemed most appropriate considering the activities performed by the Absorbing Company and the Company to be Absorbed and that, although they adopted different methods, the financial Advisors reached consistent conclusions.

For its part, the Board of Directors of Telecom Italia was assisted by the following financial Advisors: JPMorgan, MCC, Mediobanca and Goldman Sachs International.

2.1.4	Tim’s Board of Directors, after carefully analyzing the valuations put forward by its financial Advisors, approved the valuation methods they had applied, described in Section 2.2 below.

2.2	Methods used and results obtained

2.2.1	Introduction

A.	The valuation methods and criteria to be applied here were selected taking into account:

a)	the specific objectives assigned to the valuations in connection with the Merger;

b)	the nature of the activities performed by each of the Companies Participating in the Merger.

B.	Concerning the first aspect, in selecting the valuation principles and criteria, reference was made, as is considered proper and desirable in every kind of valuation, to the purpose of the exercise and to the material factors allowing the value of the object of the valuation to be calculated. Given the objective of obtaining comparable values for the determination of the Exchange Ratio, valuation methods based on uniform criteria were adopted for both Companies Participating in the Merger.

In this case, the Exchange Ratio was determined on the basis of a comparison of the values of the Companies Participating in the Merger.

As indicated above, these values were obtained on a going-concern basis and can neither be considered as representative of stand-alone valuations of the two Companies Participating in the Merger nor compared with any potential acquisition or disposal prices (which normally take into account potential majority premiums and minority discounts). Nor do these values reflect the strategic, operational and financial synergies expected from the Merger.

As specified below, for the valuation of both Companies Participating in the Merger, the two methods used were the market-price method and the sum-of-parts method, the latter primarily through the application of the discounted cash flow or DCF methodology to the various business units. In particular, for the purpose of determining the Exchange Ratio, values obtained on the basis of uniform methods were compared: the ratio between market prices on the one hand and the ratio between fundamental values (sum-of-parts) on the other.

The valuation process was further supported by considering financial analysts’ target prices for the Telecom Italia and Tim shares and making reference to market multiples for comparable companies.

C.	With regard to the second aspect, account was taken, on the one hand, of the multiple operational areas of Telecom Italia and Tim and, on the other, of the fact that the controlling interest in Tim held by Telecom Italia represents a significant part of the latter’s assets.

D.	In the light of the above, the following methodologies were used to determine the values of Telecom Italia and Tim:

(i)	Market Prices. In this regard, it is noted that where companies participating in a merger have shares listed on regulated securities exchanges, theory and professional practice suggest that account be taken of the results derivable from the market prices of the respective shares, averaged over appropriate periods of time. In this case, the market prices are considered to be particularly significant, taking into account the high capitalization and liquidity of Tim and Telecom Italia; the extensive coverage the two companies receive in analysts’ research reports; and the existence among their shareholders of numerous international institutional investors;

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(ii)	Sum of the Parts. Under this method, a company’s value is calculated as the sum of the values of its separate units (meaning economic entities that can be valued independently) adjusted to take into account the company’s financial position and minority interests.

For purposes of determining the Exchange Ratio, the values of Telecom Italia’s and Tim’s equity were calculated both taking into account and excluding the effects of the distribution by the two companies of dividends in April 2005 (assumed to be equal to those distributed in 2004). The reason for considering the effects of the dividends is that the calendar of the Merger provides for the share exchange to take place after they have been paid.

E.	The sections that follow describe the methods and principles adopted in valuing the Companies Participating in the Merger both from the theoretical point of view and from the point of view of the principal results achieved.

2.2.2	Market Price method

A.	The Market Price method estimates the value of the capital on the basis of the stock market prices recorded in a significant period concluding at a date close to that on which the estimate is made.

The application of the Market Price method considered the prices of Telecom Italia and Tim shares over various periods prior to the announcement of the Merger (3 December 2004) and the beginning of rumors (the week of 16-19 November 2004), in order to focus on the values of the two companies expressed by market prices excluding possible announcement effects.

The period prior to the beginning of rumors is considered more significant since in the subsequent period both the market prices and the trading volumes showed anomalies and discontinuities compared, to their long-term trends. Analyses of the two companies stock market prices are reported below for various periods up to 16 November 2004. It is nonetheless worth noting that the differences between these values and those obtained for periods up to the Merger announcement date are not material.

B.	On the basis of the market data at 16 November 2004 (the last day of trading before the beginning of rumors), it was found that:

a)	both of the Companies Participating in the Merger had a large market capitalization and a significant and widely-distributed float;

b)	as can be seen from the following table: (i) the daily volume of trading in Tim and Telecom Italia ordinary shares was high (approximately 1% of the float on average); and (ii) during the twelve months preceding the date of the beginning of rumors concerning the Merger:

•	trades of Tim ordinary shares amounted to approximately 389.5% of the ordinary share capital (excluding the shares held by Telecom Italia), for a value of approximately €65 billion;

•	trades of Telecom Italia ordinary shares amounted to approximately 201% of the ordinary share capital (excluding the shares held by Olimpia S.p.A.), for a value of approximately €43 billion.

Tim (ordinary shares)	Average daily trading volume (in € thousands)	Cumulative volume (in € thousands)	Average % of capital traded (*)	Cumulative % of capital traded (*)
Prices
16/11/2004	65,758	65,758	1.8%	1.8%
1-month average	52,095	1,146,096	1.4%	31.1%
2-month average	50,586	2,175,181	1.4%	59.0%
3-month average	48,796	3,220,504	1.3%	87.4%
6-month average	47,803	6,310,041	1.3%	171.2%
12-month average	56,285	14,352,550	1.5%	389.5%

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Telecom Italia (ordinary shares)	Average daily trading volume (in € thousands)	Cumulative volume (in € thousands)	Average % of capital traded (*)	Cumulative % of capital traded (*)
Prices
16/11/2004	85,138	85,138	1.0%	1.0%
1-month average	71,326	1,569,170	0.8%	18.5%
2-month average	65,538	2,818,153	0.8%	33.3%
3-month average	59,735	3,918,770	0.7%	46.3%
6-month average	58,305	7,696,208	0.7%	90.9%
12-month average	66,690	17,005,946	0.8%	201.0%

(*)	Percentage of the free float.

Source: Datastream.

c)	both Companies represented a significant portion of the total capitalization of the Mibtel (Milan telematic index) and S&P/MIB stock indices. According to data provided by Borsa Italiana, at 16 November 2004:

•	Telecom Italia represented 5.3% of the Mibtel index and 8.9% of the S&P/MIB index; and

•	Tim represented 7.4% of the Mibtel index and 6.6% of the S&P/MIB index;

d)	the Telecom Italia and Tim floats were significantly divided among Italian and foreign institutional investors and Italian retail investors.

C.	In order to mitigate the short-term fluctuations that are typical of the financial markets, in line with best valuation practices, the analysis of the share prices was extended to the average figures recorded by the market over relatively long periods.

To this end, volume-weighted average prices were calculated for periods of up to 12 months, both excluding and taking into account the impact of the dividend distribution.

D.	From the analysis of the market prices, the 1, 3, 6 and 12-month averages were identified as those that fell within a range of constant valuations, as can be seen from the following table.

Market prices (ordinary shares)	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
	Telecom Italia (€)	Tim (€)		Telecom Italia (€)	Tim (€)
Weighted averages
16/11/2004	2.82	4.81	1.71	2.71	4.55	1.68
1 month	2.70	4.68	1.73	2.59	4.42	1.71
2 months	2.63	4.56	1.73	2.52	4.30	1.70
3 months	2.58	4.50	1.74	2.48	4.25	1.71
6 months	2.55	4.51	1.77	2.45	4.25	1.74
12 months	2.54	4.52	1.78	2.44	4.27	1.75

Source: Datastream.

*	Possible differences due to rounding.

Market prices (savings shares)	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
	Telecom Italia (€)	Tim (€)		Telecom Italia (€)	Tim (€)
Weighted averages
16/11/2004	2.05	4.78	2.33	1.94	4.51	2.33
1 month	2.01	4.62	2.30	1.89	4.35	2.30
2 months	1.95	4.53	2.32	1.84	4.26	2.32
3 months	1.92	4.48	2.34	1.80	4.22	2.34
6 months	1.86	4.45	2.39	1.75	4.18	2.39
12 months	1.84	4.45	2.42	1.72	4.18	2.43

Source: Datastream

*	Possible differences due to rounding.

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2.2.3	Sum-of-Parts Method

A.	Under the Sum-of-Parts method, the value of Telecom Italia and Tim is calculated as the sum of the values of the individual units of each company, considered as economic entities that can be valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger.

B.	For the valuation of the individual units, the Discounted Cash Flow or DCF methodology was primarily used, as applied to the principal assets of Telecom Italia and Tim: the Italian wireline and mobile services and the major subsidiaries abroad.

For the valuation of the remaining assets of Telecom Italia and Tim, reference was made to their stock market value, where available and deemed appropriate, and for those of minor importance or not consolidated, to their book value or to the estimates of financial analysts in research reports.

The Telecom Italia assets to which the above-mentioned methods were applied are summarized below:

–	fixed telephony services included in the Wireline division;

–	Mobile division (Tim, domestic and international activities);

–	Internet Media division (TI Media S.p.A.);

–	Latin America division (holdings in Entel Chile and Entel Bolivia);

–	IT market division (Finsiel S.p.A.);

–	Olivetti Tecnost group;

–	other assets and shareholdings.

The DCF methodology was applied by discounting operating cash flows gross of any component of a financial nature (Free Cash Flows or “FCF”). Under this methodology, the value of a company is equal to the sum of the following components:

–	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

–	net financial position and minority interests, which in the case in question were calculated with reference to 31 December 2004.

The DCF method was applied to determine the fundamental value for financial investors and reflects the following assumptions and approaches:

–	the Weighted Average Cost of Capital (“WAAC”), calculated on a target capital structure of the activity to be valued which is in line with the current capital structure and with the relevant market benchmarks;

–	the growth rates used for the financial projections beyond the time periods covered by Telecom Italia’s and Tim’s business plans, where such projections were considered, and for the calculation of the terminal value, reflect growth prospects consistent with the relevant market benchmarks.

C.	In applying the DCF methodology, reference was made to the cash flows of the main activities as shown by the update, for the period 2004-2007, of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in conformity with the Group’s strategic, operational and financial objectives. The average rate of organic growth (i.e., at constant scope of consolidation exchange rates) of EBITDA compound annual growth rate (CAGR 2003-2006 >5.5%), and the net financial position at 31 December 2004 (less than €30 billion) are both confirmed.

As regards the fixed telephony activity, in a market with prospective annual growth of more than 2%, an average rate of organic growth of EBITDA of more than 2% is confirmed, primarily due to a stable customer base, achieved by broadening the range of wireline services and products offered and the growth of broadband services in Italy and abroad (France and Germany), also driven by the launch of new value added services (VAS) and innovative content.

In the case of the mobile telephony activity, the main lines of growth in Italy are confirmed: development and differentiation of the wireless services and products offered; enhancement of value added services (multi-messaging and interactive VAS); focus on customers; technological

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strength (EDGE/UMTS and combined services); and an increase in the average revenue per user (ARPU). The growth of the international business, where it has been decided to withdraw from the Venezuelan market, continues to be driven by Brazil. In Brazil, a substantial expansion of the customer base is expected and the second position in the domestic market will be maintained through the continuation of the strengthening of customer care, brand development and positioning, innovation in the services and products offered, and improved territorial coverage. This allows a double-digit EBITDA annual organic growth trend for the mobile communications activity as a whole and gross operating profits of more than 53% for the Italian market to be confirmed, in line with the figures announced.

D.	The update for the period 2004-2007 of the business and financial plans approved and announced to the market in March 2004, which were developed by management in conformity with the Group’s strategic, operational and financial objectives, provided the basis for determining both the operational cash flows for the forecasting period adopted and the terminal value at the end of the periods considered by the Advisors in their valuations (“Terminal Value”).

For purposes of estimating the Terminal Value, theory and prevailing professional practice propose two alternatives:

–	the value corresponding to the capitalization of the normalized operating cash flow (or the present value of the operating cash flows expected for the period subsequent to the time horizon of the explicit projection), which can be estimated as follows:

VT=	FCFn
(WACC–g)

where:

VT	= Terminal Value;
FCFn	= normalized operating cash flow;
g	= assumed perpetual growth rate;
WACC	= weighted average cost of capital;

or,

–	the value calculated on the basis of a multiple of the gross operating profit of the last year of the projection period considered.

Since the cash flows in question will be used to remunerate all the entities contributing capital, in discounting such cash flows it is necessary to use a rate representing the cost of all the financial resources utilized by the company. This rate is identified as the Weighted Average Cost of Capital (WACC) and is calculated with reference to a target capital structure of the activity to be valued and the relevant market benchmarks, as follows:

WACC= Kd (1-t)	D	+ Ke	E
	D + E		D + E

where:

Kd	= cost of debt capital;
Ke	= cost of equity capital;
D	= debt capital;
E	= equity capital;
t	= tax rate.

In particular, the prevailing practice is to calculate the cost of equity capital on the basis of the Capital Asset Pricing Model (CAPM), defined by the following formula:

Ke = Rf + Beta x (Rm – Rf)

where:

Rf	=	rate of return on risk-free investments;
Beta	=	correlation coefficient between a share’s effective rate of return and the overall rate of return of the reference share market;
Rm	=	overall rate of return of the reference share market;
(Rm - Rf)	=	premium required by the reference share market compared to the rate of return on risk-free investments.

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The principle underlying this methodology rests on the hypothesis that, in a liquid and efficient market, investors determine the required rate of return considering exclusively the systematic (or market) risk of the investment, expressed by the relation between the variation in the price of the share and the variation in the share market (Beta). The specific risk of the investment (the share) is not considered, since it can be eliminated by the investor through appropriate diversification of investments.

E.	In light of the above, in this case reference was made to the operating cash flows for the individual units as shown by the updated business and financial plans prepared by the management of both companies. Certain Advisors then extended the financial projections beyond the time horizon of the companies’ business and financial plans. The growth rates used for these financial projections and for the determination of the Terminal Value, calculated using a perpetual normalized FCF growth rate, reflect growth prospects consistent with the relevant market benchmarks. Although the Advisors adopted different applications of the same methodology, Tim’s Board of Directors noted that they arrived at similar and mutually consistent conclusions.

With respect to the WACC, reference was also made to the calculation of different WACCs for the individual activities. In particular, for the risk-free rate, the “normal” rate of return on risk-free investments in the reference market of the business unit considered was used, while the beta was calculated on the basis of the most appropriate market variables, taking into account the target financial structure of the activities to be valued and the relevant market benchmarks. With respect to the premium required by the share market, the most recent valuation practices and estimates of financial analysts published in research reports were used.

In the valuation of Telecom Italia and Tim, from the sum of the values of the assets, calculated as described above, the estimated net financial position at 31 December 2004 and the valuation of minority interests were deducted; these were determined primarily, depending on the circumstances, with reference to their book or market value, in view of their limited importance in relation to the overall valuation of the two companies.

In order to divide the results obtained for the equity value of the two companies between their ordinary and savings shares, reference was made to the average discounts implied by the 1, 2, 3, 6 and 12-month averages of the prices of Telecom Italia and Tim savings shares compared to those of their ordinary shares. The consensus view is that other methods of dividing the equity value between ordinary and savings shares would introduce discretionary factors into the valuation, unsupported by objective factors. However, in Tim’s case, on the basis of the average historical discount between the prices of ordinary and savings shares, it was decided to assume a discount of 0% compared to the ordinary shares in determining the value of the savings shares. It needs to be stressed that the range value taken into consideration does not alter the economic substance of the dividend premium to which savings shares are entitled.

F.	With reference to the Sum-of-the Parts method, after carefully examining the valuations put forward by the Advisors, Tim’s Board of Directors identified the following ranges for the values of the ordinary and savings shares.

SUM-OF-THE-PARTS METHOD

	Values per share not adjusted for dividend			Values per share adjusted for dividend
€	Telecom Italia	Tim	Ratio (X)	Telecom Italia	Tim	Ratio (X)
Value per ordinary share	2.97-3.28	5.26-5.50	1.68-1.77	2.86-3.17	5.1-5.25	1.65-1.75
Value per savings share	2.18-2.41	5.26-5.50	2.29-2.41	2.06-2.29	4.99-5.24	2.29-2.42

The results obtained by applying the Sum-of-the-Parts method confirm the relative values obtained by using the Market Price method.

G.	In determining the Exchange Ratio, an analysis was also made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by holders of Tim savings shares. It was deemed, considering also the prices of the shares in the relevant period, that the result of such withdrawals would not require the Exchange Ratio to be modified, since it was reasonable to presume that the withdrawal price would be lower than the value attributed to Tim shares for the purposes of the Merger on the basis of the valuation methods applied.

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3.	Conclusions

3.1	Determination of the Exchange Ratio

3.1.1	Taking into account the valuations put forward by the Advisors, the Board of Directors has established the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

3.1.2	The Exchange Ratio derived for the ordinary and savings shares by applying the foregoing methods is summarized below:

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market Price method
– 16 November 2004	1.71	1.68
Weighted averages:
– 1 month	1.73	1.71
– 2 months	1.73	1.70
– 3 months	1.74	1.71
– 6 months	1.77	1.74
– 12 months	1.78	1.75
Sum-of-the-Parts method	1.68-1.77	1.65-1.75

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market Price method
– 16 November 2004	2.33	2.33
Weighted averages:
– 1 month	2.30	2.30
– 2 months	2.32	2.32
– 3 months	2.34	2.34
– 6 months	2.39	2.39
– 12 months	2.42	2.43
Sum-of-the-Parts method	2.29-2.41	2.29-2.42

3.1.3	These conclusions were compared with those reached by the Board of Directors of Telecom Italia, taking into account the indications provided by its financial Advisors: JP Morgan, MCC, Mediobanca and Goldman Sachs. Following this valuation process and the comparison of the valuations obtained, the Exchange Ratio shown below was adopted.

3.2	Exchange Ratio

3.2.1	On the basis of the valuations of the Companies Participating in the Merger, the following Exchange Ratio, which determines the number of shares to be issued in connection with the Merger, was adopted:

–	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each Tim ordinary share with a par value of €0.06;

–	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each Tim savings share with a par value of €0.06.

3.2.2	No cash consideration is envisaged.

4.	Procedure for assigning the shares of the Post-Merger Company and dividend entitlement date

4.1	Procedure for the exchange

4.1.1	In implementing the Merger, the Tim ordinary and savings shares held by Telecom Italia and the Tim ordinary shares held by Tim as treasury stock will be cancelled without exchange, whereas new Telecom Italia ordinary and savings shares will be issued to Tim’s shareholders other than Telecom Italia in connection with the exchange.

Telecom Italia will effect the exchange by increasing its share capital by up to a maximum of €1,420,690,865.55, through the issuance of up to a maximum of 2,291,344,587 Telecom Italia ordinary shares and up to a maximum of 291,729,714 Telecom Italia savings shares, all with a par value of €0.55

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per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without taking into consideration the Tim ordinary and savings shares held by Telecom Italia following the Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

As specified below, the amount of the increase was determined by also including the percentage of new shares to be issued in connection with the exercise of stock options previously granted by Telecom Italia and Tim to their respective employees and other employees of the Group (i.e. on a fully diluted basis).

4.1.2	The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger. Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis.

As part of the procedure for the assignment of Telecom Italia shares, Absorbing Company will arrange for the authorized intermediaries to provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled on the basis of the exchange ratio to be rounded up or down to the nearest whole number.

4.2	Effective date of the Merger

4.2.1	Pursuant to Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 5, of the Civil Code, the newly-issued Telecom Italia shares will have normal entitlement to all the rights appertaining thereto.

4.2.2	Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective, without prejudice to the effects referred to in Article 2501-ter, paragraphs 5 and 6, of the Civil Code, from the date of the last filing of the merger deed, or from such later date as may be specified in the merger deed itself.

Accordingly, as of that date, Telecom Italia will assume all of Tim’s assets, rights and liabilities.

5.	Effective date for accounting purposes

5.1.1	In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 6, of the Civil Code, and Article 172.9 of the Consolidated Income Tax Law (approved by Presidential Decree No. 917 of 22 December 1986), and in compliance with Article 6 of the Merger Plan, the transactions effected by Tim will be attributed to and recorded in Telecom Italia’s accounts, for accounting and income tax purposes, as of 1 January of the year in which the Merger becomes effective, or 1 January 2005, in accordance with the planned timetable.

6.	Italian tax effects of the Merger on Telecom Italia

6.1.	Direct taxes: taxation of the Companies Participating in the Merger

6.1.1	For income tax purposes, pursuant to Article 172.1 of the Consolidated Income Tax Law (approved by Presidential Decree No. 917 of 22 December 1986), the Merger is tax neutral for Italian tax purposes and therefore does not constitute a sale or distribution of capital gains and losses on the assets of the merged or incorporated companies, including on inventories and goodwill. As regards the position of Telecom Italia, it should be noted that there is no merger goodwill to be recognized as income for tax purposes and thus merger differences will have no material tax impact. The reserves for tax-deferred income reported in Tim’s latest financial statements, and existing at the effective date of the Merger, will be treated in accordance with the specific provisions of Article 172.5 of Presidential Decree No. 917 of 22 December 1986, and, if applicable, will be re-established.

6.1.2	On the effective date of the Merger, Telecom Italia will assume all of Tim’s rights and obligations in relation to income taxes. In addition, since for accounting and tax purposes the Merger takes effect, retroactively, as of 1 January of the year in which the it becomes effective, there will not be a separate tax period between the closing date of Tim’s last financial year and the effective date of the Merger.

6.1.3	Lastly, concerning the tax regime of the Spin-Off to be effected by Tim before the Merger, whereby it transfers its Domestic Communications Business to Tim Italia, it should be noted that the Spin-Off is tax neutral for Italian tax purposes and will therefore not give rise to taxable capital gains or tax-deductible losses.

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6.2.	Italian tax effects on shareholders

6.2.1	Pursuant to Article 172.3 of Presidential Decree No. 917 of 22 December 1986, the exchange of Tim shares for Telecom Italia shares does not constitute a sale, a distribution of capital gains or losses, or a source of income, as the transaction merely involves the replacement in shareholders’ portfolios of the shares of Tim by shares of Telecom Italia. Accordingly, the basis in the Tim shares will be transferred to the shares obtained in the exchange.

Shareholders resident in countries outside Italy are urged to consult their own tax advisors about the tax effects of the Merger in their own jurisdictions.

6.3.	Indirect taxes

6.3.1	The merger deed is subject to a registration fee of €129.11, pursuant to Article 4.b) of the first part of the schedule attached to Presidential Decree No. 131 of 22 December 1986.

7.	Expected shareholdings in the Post-Merger Company

7.1	Tim shareholders

7.1.1	At 23 January 2005, on the basis of the shareholder register, disclosures made by shareholders and other information available, the following shareholder held more than 2% of Tim’s ordinary shares:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Telecom Italia S.p.A.	4,734,081,519	55.07%

7.2	Telecom Italia shareholders

7.2.1	At 23 January 2005, pursuant to the shareholder register, disclosures made by shareholders and other information available, the following shareholders held more than 2% of Telecom Italia’s ordinary shares:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	16.96
Brandes Investment Partners LLC(*)	372,896,243	3.61
Hopa S.p.A.(**)	361,364,703	3.50
Assicurazioni Generali S.p.A.(***)	288,964,287	2.80
Bank of Italy(****)	231,499,817	2.24

*	Disclosure pursuant to Article 121.3 of CONSOB Regulation on Issuers.

**	Shares held through the subsidiary company Holinvest S.p.A.

***	The list of companies through which the shares are held is available on the Internet at www.consob.it.

****	Shares partly held by the Bank of Italy’s supplementary pension fund.

7.3	Effects of the Merger on shareholders

7.3.1	Telecom Italia’s post-Merger shareholdings will be affected by a number of factors and, in particular, by the conversion of Telecom Italia (formerly Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium and the number of Telecom Italia and Tim stock options that are exercised. As regards the bonds, the information available to Tim indicates that conversion requests had been received for 463,187,994 additional Telecom Italia shares at 21 January 2005, compared to the share capital recorded in the Company Register.

The following table summarizes the foreseeable composition of Telecom Italia shareholders with holdings in excess of 2% of the ordinary share capital, assuming that no bonds are converted (in addition to those related to the requests submitted at 21 January 2005 referred to above, which are not yet reflected in the share capital recorded in the Company Register but are considered for purposes of the analysis below) and that no stock options are exercised.

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The table is based exclusively on information in the Telecom Italia shareholder register or disclosed by shareholders in accordance with Article 120 of the Consolidated Law.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	13.46%
Brandes Investment Partners LLC	372,896,243	2.87%
Hopa S.p.A.	361,364,703	2.78%
Assicurazioni Generali S.p.A.	288,964,287	2.22%

It is also worth noting that, on 21 December 2004, Olimpia S.p.A. announced the approval by its extraordinary shareholders’ meeting of an increase in capital of €2 billion by means of a rights issue, the proceeds of which will be used to purchase Telecom Italia shares. On 23 January 2005, Olimpia S.p.A. further announced that it had entered into two forward contracts to buy Telecom Italia ordinary shares and bonds convertible into Telecom Italia ordinary shares, respectively. The execution of these contracts – subject to the subscription of the above-mentioned capital increase – will entail an expenditure of approximately €1 billion. On the same date, Olimpia S.p.A. also announced that the other parties to the contracts already held shares and convertible bonds corresponding to approximately 310 million Telecom Italia ordinary shares.

Upon completion of the Merger, no shareholder is expected to control Telecom Italia.

8.	Effects of the Merger on shareholders’ agreements (Article 122 of Italian Legislative Decree 58/1998) relating to the shares of the Companies Participating in the Merger

The parties to the shareholders’ agreements falling within the scope of Article 122 of Italian Legislative Decree 58/1998 that concern the Companies Participating in the Merger have not made any notifications concerning the possible effects of the Merger on such agreements.

9.	Bylaw amendments

9.1	Telecom Italia’s bylaws and amendments deriving from the Merger

9.1.1	In connection with the Merger, Telecom Italia will amend the article of its bylaws concerning the company’s share capital to take account of the capital increase for the issuance of new ordinary and savings shares to be assigned in exchange to the holders of Tim ordinary and savings shares in accordance with the assignment procedure described in Section 4.1 above.

The maximum increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things as a consequence of the exercise of stock options granted and still valid; and

•	on the basis of the Exchange Ratio indicated in Section 3.2 above, will be a maximum of €1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

Provision has also been made for the amendments needed to permit the Post-Merger Company to take over stock option plans to the extent such plans are still effective.

The Absorbing Company will in fact succeed to Tim’s obligations relating to its stock option plans and will therefore approve capital increases for the issuance of the required number of new ordinary shares, adjusted on the basis of the Exchange Ratio adopted for the Merger.

Consequently, holders of Tim stock options will have the right, when they exercise their options, to purchase at the predetermined strike price not the original number of ordinary shares of Tim but the larger number of ordinary shares of Telecom Italia, as the Post-Merger Company, determined on the basis of the Exchange Ratio of 1 to 1.73. The unit subscription price of the ordinary shares in respect of which stock options may be exercised will therefore be adjusted for each plan by dividing the original price by 1.73.

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More specifically, Telecom Italia will approve an overall maximum increase in capital, divided into the following tranches, each of which is severable:

a)	an increase of up to €11,705,656.05 for the exercise of stock options already granted by Tim under its “2000-2002 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 21,283,011 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €6.42 for each option held (i.e. €3.710983 for each newly issued share);

b)	an increase of up to €1,132,285 for the exercise of stock options already granted by Tim under its “2001-2003 Stock-Option Plans”, to be implemented by 31 December 2005 through the issuance of up to 2,058,700 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €8.671 for each option held (i.e. €5.012139 for each newly issued share);

c)	an increase of up to €474,798.50 for the exercise of stock options already granted by Tim under its “2001-2003 Supplementary Plans”, to be implemented by 31 December 2005 through the issuance of up to 863,270 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €7.526 for each option held (i.e. €4.350289 for each newly issued share);

d)	an increase of up to €22,150,920 for the exercise of stock options already granted by Tim under its “2002-2003 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 40,274,400 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.67 for each option held (i.e. €3.277457 for each newly issued share);

e)	an increase of up to €3,192,173.05 for the exercise of stock options already granted by Tim under its “2003-2005 Stock-Option Plans”, to be implemented through the issuance of up to a total of 5,803,951 shares with a par value of €0.55 per share, by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot. The shares will be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.07 for each option held (i.e. €2.930636 for each newly issued share).

The amendments to the bylaws described above will come into force on the effective date of the Merger pursuant to Article 2504-bis of the Civil Code and as provided for in the Merger Plan.

10.	Evaluation of the conditions for the exercise of the right of withdrawal (Articles 2437, 2437-quinquies and 2497-quater of the Civil Code)

10.1	Evaluation in relation to Article 2437-quinquies of the Civil Code

10.1.1	Telecom Italia’s ordinary and savings shares are, and following the Merger will remain, listed on the Mercato Telematico, the electronic share market operated by Borsa Italiana S.p.A.

There is therefore no legal basis for Tim’s shareholders to exercise the right of withdrawal under Article 2437-quinquies of the Civil Code.

10.2	Evaluation in relation to Article 2437 of the Civil Code

10.2.1	As already noted above, both Telecom Italia and Tim engage in telecommunication activities. The Merger will therefore not entail any significant change in the activities carried out by Telecom Italia and Tim, or in the related business risk.

It follows that it will not be necessary to change the corporate purpose in the bylaws of Telecom Italia, as the post-Merger company. Therefore, as far as this aspect is concerned, the Merger will not give rise to the conditions for the exercise of the right of withdrawal pursuant to Article 2437, first paragraph, subparagraph a), of the Civil Code.

10.2.2

As a result of the Merger, the holders of Tim savings shares will receive, in the share exchange, Telecom Italia savings shares which entitle holders to a smaller dividend premium than the cancelled Tim shares

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(see Section 1.4.7 above). The Merger will therefore be submitted for approval to the Special Meeting of Tim’s savings shareholders, pursuant to Article 146.1b) of the Consolidated Law.

Moreover, for the reasons explained in Section 1.4.7 above concerning the smaller dividend premium of the Telecom Italia savings shares that will be assigned in the exchange to holders of Tim savings shares, holders of Tim savings shares who do not vote in favor of the Merger at the Special Meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g) of the Civil Code, since their property rights will be modified by the share exchange.

10.2.3	The exercise of the right of withdrawal by Tim’s savings shareholders will be governed by Articles 2437-bis et seq. of the Civil Code. To this end, it should be noted in particular that, pursuant to the first paragraph of such article, Tim’s savings shareholders who do not vote in favor of the Merger at the Special Meeting will be able to exercise their right of withdrawal within 15 days from the date of the filing of the merger resolution, which presupposes the approval of the Special Meeting, with the Company Register. This filing will be made public in accordance with applicable law and regulations. It should also be noted that, pursuant to Article 2437-bis of the Civil Code, shares for which the right of withdrawal is exercised may not be sold or transferred.

10.2.4	Consistent with its interest in purchasing all of Tim’s savings shares, as evidenced by the Offer, Telecom Italia has indicated that it intends to purchase all the savings shares for which the right of withdrawal is exercised by exercising its prerogatives in accordance with applicable law.

10.3	Evaluation in relation to Article 2497-quater of the Civil Code

10.3.1	Following the Merger, Telecom Italia would in theory cease to perform its direction and supervision role with respect to Tim. However, since the companies are listed on regulated securities exchanges, there will be no legal basis for the holders of Tim shares to exercise the right of withdrawal under Article 2497-quater of the Civil Code.

TELECOM ITALIA MOBILE S.p.A.

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ANNEX IV

TELECOM ITALIA S.p.A.

INTERIM FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004

BALANCE SHEETS

ASSETS	September 30, 2004		December 31, 2003
(in euro)
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
- INTANGIBLE ASSETS
Start-up and expansion costs		14,380,062		23,008,099
Industrial patents and intellectual property rights		1,172,266,452		882,699,375
Concessions, licenses, trademarks and similar rights		781,832		850,025
Goodwill		944,333		1,144,583
Work in progress and advances to suppliers		390,789,143		477,639,011
Other intangibles		156,981,657		99,238,269

TOTAL INTANGIBLE ASSETS		1,736,143,480		1,484,579,362

- FIXED ASSETS
Land and buildings		1,126,560,324		1,106,851,118
Plant and machinery		9,386,824,709		10,050,719,281
Manufacturing and distribution equipment		12,837,708		10,048,945
Other fixed assets		43,960,946		48,846,328
Construction in progress and advances to suppliers		487,972,759		626,257,125

TOTAL FIXED ASSETS		11,058,156,447		11,842,722,798

- LONG-TERM INVESTMENTS
Equity investments in
subsidiaries		32,452,610,762		34,188,394,538
affiliated companies		354,385,465		450,394,506
other companies		203,989,644		220,159,093

Total equity investments		33,010,985,870		34,858,948,137
Advances on future capital contributions		1,518,944,440		136,237,932
Accounts receivable	(*)		(*)
subsidiaries		71,380,205	2,890,502	67,097,561
affiliated companies	6,536,092	43,005,257	95,535	54,489,396
other receivables	18,193,207	103,705,571	68,613,790	157,428,512

Total accounts receivable	24,729,299	218,091,033	71,599,827	279,015,468
Treasury stock (total par value euro 700 thousand at 9/30/2004)		2,298,156		2,298,156

TOTAL LONG-TERM INVESTMENTS		34,750,319,499		35,276,499,693

TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		47,544,619,426		48,603,801,852

CURRENT ASSETS
- INVENTORIES
Contract work in process		32,885,410		23,341,218
Finished goods and merchandise
merchandise		107,297,779		65,194,154

TOTAL INVENTORIES		140,183,188		88,535,372

- ACCOUNTS RECEIVABLE	(* *)		(* *)
Trade accounts receivable		3,422,563,556		3,703,449,847
Accounts receivable from subsidiaries		1,921,885,667		3,075,289,042
Accounts receivable from affiliated companies		103,405,375		96,774,507
Taxes receivable		44,826,048		1,362,329,226
Deferred tax assets	2,055,138,575	2,845,094,308	2,055,138,575	3,229,915,964
Other receivables due from
Government and other public entities for grants and subsidies		25,889,157		30,748,076
other receivables		597,277,286		807,653,267

Total other receivables		623,166,443		838,401,344

TOTAL ACCOUNTS RECEIVABLE		8,960,941,398		12,306,159,930

- SHORT-TERM FINANCIAL ASSETS
Equity investments in subsidiaries		166,933,854		166,190,144
Other equity investments		8,800		21,314
Other securities		7,495,610		16,178,765

TOTAL SHORT-TERM FINANCIAL ASSETS		174,438,265		182,390,223

- LIQUID ASSETS
Bank and postal accounts		775,813,849		204,634,612
Checks		40,255		47,595
Cash and valuables on hand		602,480		568,855

TOTAL LIQUID ASSETS		776,456,584		205,251,062

TOTAL CURRENT ASSETS		10,052,019,434		12,782,336,589

ACCRUED INCOME AND PREPAID EXPENSES
Issue discounts and similar charges		115,444,954		110,621,576
Accrued income and other prepaid expenses		431,590,754		453,188,766

TOTAL ACCRUED INCOME AND PREPARED EXPENSES		547,035,708		563,810,342

TOTAL ASSETS		58,143,674,568		61,949,948,783

(*) Amounts	due within 12 months

(*	*) Amounts due beyond 12 months

2

LIABILITIES AND SHAREHOLDERS EQUITY	September 30, 2004		December 31, 2003
(in euro)
SHAREHOLDERS’ EQUITY
- SHARE CAPITAL		8,857,834,072		8,853,990,645
- ADDITIONAL PAID-IN CAPITAL		98,943,353		88,376,636
- RESERVES FOR INFLATION ADJUSTMENTS - Law No. 413, 12/30/1991		1,128,827		—
- LEGAL RESERVE		1,834,686,976		1,834,686,976
- RESERVE FOR TREASURY STOCK IN PORTFOLIO		2,298,156		2,298,156
- MISCELLANEOUS RESERVES
. Reserve Law No. 488/9192		142,365,063		118,677,664
. Reserve L.D. No. 124/1993, ex art. 13		185,808		185,808
. Reserve D.P.R. No. 917/1986, ex art. 74		5,749,710		5,749,710
. Reserve for capital grants		507,937,032		498,701,503
. Miscellaneous reserves		119,012,282		119,012,282
. Merger surplus reserve		2,188,528,994		2,188,528,994
TOTAL MISCELLANEOUS RESERVES		2,963,778,889		2,930,855,961
- RETAINED EARNINGS		881,028,354		—
- NET INCOME		893,615,508		2,645,902,665

TOTAL SHAREHOLDERS’ EQUITY		15,533,314,135		16,356,111,039

RESERVES FOR RISKS AND CHARGES
Reserve for taxes and reserve for deferred taxes		130,864,595		119,410,092
Other reserves		628,284,150		657,917,133

TOTAL RESERVES FOR RISKS AND CHARGES		759,148,745		777,327,225

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		1,035,429,431		972,412,757

LIABILITIES	(* *)		(* *)
Debentures	12,660,489,054	12,660,489,054	8,264,982,800	9,764,982,800
Convertible debentures	2,827,903,552	2,827,903,552	2,829,005,585	4,159,569,459
Due to banks	298,617,539	887,379,907	286,787,391	1,191,093,982
Due to other lenders	373,449,579	665,308,152	462,538,177	781,884,860
Advances		28,603,390		22,723,406
Trade accounts payable		1,390,027,240		1,929,794,121
Accounts payable to subsidiaries	12,979,857,370	18,002,784,906	9,071,133,778	20,543,520,078
Accounts payable to affiliated companies	764	95,687,867		84,770,489
Taxes payable		624,095,506		379,080,287
Contributions to pension and social security institutions	466,543,787	574,589,514	466,543,787	626,768,912
Other liabilities	441,373	1,362,979,312	441,373	1,911,283,963

TOTAL LIABILITIES	29,607,303,018	39,119,848,400	21,381,432,892	41,395,472,357

ACCRUED EXPENSES AND DEFERRED INCOME		1,695,933,856		2,448,625,405

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		58,143,674,568		61,949,948,783

(* *)	Amounts due beyond 12 months

3

MEMORANDUM ACCOUNTS	September 30, 2004	December 31, 2003
(in euro)
GUARANTEES PROVIDED
Sureties
on behalf of subsidiaries	24,522,456,332	29,654,575,978
on behalf of affiliated companies	145,542,631	106,450,253
on behalf of others	127,191,366	153,080,279

TOTAL GUARANTEES PROVIDED	24,795,190,330	29,914,106,510

COLLATERAL PROVIDED	—	—

PURCHASES AND SALES COMMITMENTS	107,383,303	159,844,095

OTHER MEMORANDUM ACCOUNTS	13,943,138	18,549,141

TOTAL MEMORANDUM ACCOUNTS	24,916,516,771	30,092,499,746

4

STATEMENTS OF INCOME	9 months to September 30, 2004	9 months to September 30, 2003
(in euro)
PRODUCTION VALUE
Sales and service revenues	11,793,168,540	11,872,225,646
Changes in inventory of contract work in process	9,544,192	5,649,798
Increases in capitalized internal construction costs	55,642,562	40,360,158
Other revenues and income
operating grants	2,665,810	7,660,921
other	128,242,247	151,542,073

Total other revenues and income	130,908,057	159,202,994

TOTAL PRODUCTION VALUE	11,989,263,350	12,077,438,595

PRODUCTION COSTS
Raw materials, supplies and merchandise	339,488,147	242,372,638
Services	3,825,376,273	3,844,030,870
Use of property not owned	444,939,708	532,718,016
Personnel costs
wages and salaries	1,258,785,266	1,303,137,889
social security contributions	401,739,890	415,688,926
termination indemnities	98,373,573	101,848,910
other costs	29,979,083	32,154,514

Total personnel costs	1,788,877,812	1,852,830,238

Amortization, depreciation and writedowns
amortization of intangible assets	426,637,083	417,130,877
depreciation of fixed assets	1,576,640,939	1,691,810,675
writedowns of receivables included in current assets and liquid assets	58,378,971	115,092,771

Total amortization, depreciation and writedowns	2,061,656,992	2,224,034,323

Changes in inventory of raw materials, supplies and merchandise	-42,103,624	-29,418,263
Provisions for risks	24,928,671	12,311,997
Miscellaneous operating costs
losses on disposals of assets	15,938,426	9,578,329
TLC operating fees	17,359,591	16,003,662
other miscellaneous costs	256,713,934	203,702,172

Total miscellaneous operating costs	290,011,951	229,284,162

TOTAL PRODUCTION COSTS	-8,733,175,930	-8,908,163,982

OPERATING INCOME	3,256,087,420	3,169,274,614

FINANCIAL INCOME AND EXPENSE
Income from equity investments
dividends from subsidiaries	9,804,136	597,929,458
dividends from affiliated companies
dividends from other companies	2,321,999	3,128,449
other income from equity investments	4,338,123	79,216,380

Total income from equity investments	16,464,258	680,274,287

Other financial income from
accounts receivable included in long-term investments
subsidiaries	2,784,382	2,563,024
affiliated companies	1,577,459	4,843,697
other	5,355,241	5,531,002

Total from accounts receivable included in long-term investments	9,717,082	12,937,723

securities, other than equity investments, included in long-term investments	240,725	1,642,385
other income
interest and fees from subsidiaries	23,781,608	22,562,732
interest and fees from affiliated companies	47,631	355,307
interest and fees from others and miscellaneous income	120,750,355	40,267,853

Total other income	144,579,594	63,185,891

Total other financial income	154,537,401	77,765,999

Interest and other financial expense
interest and fees paid to subsidiaries	566,296,197	657,199,262
interest and fees paid to affiliated companies	166,660	254,211
interest and fees paid to others and miscellaneous expense	881,004,217	1,384,820,146

Total interest and other financial expense	-1,447,467,074	-2,042,273,619

Foreign exchange gains and losses	-426,521	4,896,816

TOTAL FINANCIAL INCOME AND EXPENSE	-1,276,891,935	-1,279,336,516

VALUE ADJUSTMENTS TO FINANCIAL ASSETS
Upward adjustments of equity investments	60,810,259	66,902,385

Total upward adjustments	60,810,259	66,902,385

Writedowns of equity investments	55,409,287	303,812,941
securities, other than equity investments, included in current assets	84,337	156,338

Total writedowns	-55,493,624	-303,969,279

TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS	5,316,635	-237,066,894
EXTRAORDINARY INCOME AND EXPENSE
Income
gains on disposals	10,522,928	32,969,363
elimination of tax interference	932,387	—
miscellaneous	32,144,743	956,589,661

Total income	43,600,059	989,559,025

Expense
losses on disposals		387,804,138
prior years’ taxes	1,271,238	4,697,879
provisions and writedowns of equity investments	112,415,547	146,139,000
miscellaneous	250,654,885	725,744,374

Total expense	-364,341,671	-1,264,385,392

TOTAL EXTRAORDINARY ITEMS	-320,741,612	-274,826,367

INCOME BEFORE TAXES	1,663,770,508	1,378,044,836

Income taxes, current and deferred	-770,155,000	634,081,000

NET INCOME	893,615,508	2,012,125,836

5

NOTES TO THE FINANCIAL STATEMENTS

INTRODUCTION

The interim financial statements for the nine months ended September 30, 2004 of Telecom Italia S.p.A. have been prepared in accordance with the provisions of the Italian Civil Code pertaining to statutory financial statements and revised by the introduction of the reform of corporate law pursuant to Legislative Decree No. 6 dated January 17, 2003, as amended.

The accounting policies adopted in preparing the interim financial statements for the nine months ended September 30, 2004, taking into account the adjustments required by the nature of interim financial reporting, have been applied on a basis consistent with those of the annual financial statements, with the exception of the policies for charging income taxes for the period (see the accounting policy for “reserves for risks and charges”) and dividends (see the accounting policy for “revenues”)

During the period, there were no exceptional cases causing recourse to the departures allowed by art. 2423, paragraph 4, of the Italian Civil Code.

The interim financial statements include the statement of cash flows presented in Annex 6.

All amounts are stated in thousands of euro, unless otherwise indicated.

Summary of significant accounting policies

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized using the straight-line method over their estimated period of benefit.

Intangible assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code. The original recorded value will be reinstated in subsequent years if the underlying assumptions are no longer correct.

Intangible assets specifically refer to the following:

“Start-up and expansion costs”: these are amortized over a period of five years starting from the time the asset produces an economic benefit.

“Industrial patents and intellectual property rights”: these are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the time the asset produces an economic benefit.

“Concessions, licenses, trademarks and similar rights”: these refer mainly to satellite utilization rights and are amortized over the contract period.

“Goodwill:, this relates to the acquisition of the “administrative services” business segment from Holding Media e Comunicazioni, TIM, Finsiel and Telecom Italia Media and is amortized over five years.

“Other intangibles”: these refer almost entirely to leasehold improvements. Amortization is calculated on the basis of the lesser of the period of future economic benefit or the residual lease period, starting from the time the expenses are incurred or from the time the asset produces an economic benefit.

“Research, development and advertising costs” are charged to income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated using the straight-line method at rates determined on the basis of their estimated remaining useful life and include inflation adjustments.

Fixed assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code. The original recorded value will be reinstated in subsequent years if the underlying assumptions are no longer correct. Construction in progress is stated at the amount of direct costs incurred (materials used for or intended for installations, third-party services, miscellaneous expenses, internal design costs, as well as company labor). The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.

6

Depreciation is calculated on the basis of the estimated useful lives of the installations.

Total accumulated depreciation for fixed assets was upwardly adjusted where called for by special laws.

The elimination, disposal or sale of fixed assets is recorded in the financial statement by eliminating the cost and accumulated depreciation from the financial statements and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

The cost flow for equity investments recorded in long-term investments and current assets is calculated by reference to the “weighted average cost per movement” method.

Acquisition cost is increased by statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981, as well as the cancellation deficit, attributed to Tim shares and which arose from the merger of Telecom Italia S.p.A. in Olivetti S.p.A., being the difference between the carrying value of the cancelled shares and the underlying share of net equity of the merged company.

The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in “reserves for risks and charges”.

Equity investments included under current assets are stated at the lower of the cost of acquisition and estimated realizable value, represented by the period-end prices on the electronic trading market of the Italian stock exchange and the NASDAQ.

The cost of investments in foreign companies has been translated at the historical exchange rates prevailing at the time of acquisition or subscription or at the period-end rate, if lower, in the case the reduction is considered a permanent impairment.

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

Other securities (other than equity investments) recorded in short-term financial assets

Securities recorded in current assets are valued at the lower of cost of acquisition and realizable value based on market prices at period-end; if, in future years, the underlying assumptions for the writedowns are no longer correct, the carrying value will be adjusted to market value up to the amount of original cost.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.

The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.

Inventories include the amount of work on behalf of third parties in progress at the end of the period, valued according to the “costs” already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers, already billed or still to be billed, as well as invoices for the sale of telephone and on-line equipment.

Liabilities are shown at their nominal value.

7

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at period-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at the period-end date are recorded in the statement of income and any unrealized net exchange gain is set aside in a specific reserve until realization.

Securitization

The total amount of receivables sold under securitization transactions commenced in 2001 is reversed from the balance sheet as the contra-entry for the consideration received on the sale; the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in Other receivables (financial) in current assets. This balance sheet caption is presented net of the relative allowance account calculated on the basis of estimated realizable value; the change in the allowance account is booked in Financial expense in the statement of income. The difference between the carrying value of the receivables sold and the agreed consideration on the sale is recognized in the statement of income in Miscellaneous operating costs, for the trading portion, and in Interest and other financial expense, for the financial portion. The costs and expenses relating to the start-up and implementation of the securitization program (arrangement, underwriting, legal, rating, audit and other expenses) were charged directly to the 2001 statement of income in Service costs by the merged company.

Accruals and deferrals

These items are recorded on the accrual basis. “Issue discounts and similar charges” consist of costs in connection with long-term loans, which are charged to the statement of income over the period of the loan in proportion to the accrued interest.

Reserves for risks and charges

“Reserve for taxes and reserve for deferred taxes”

This includes: i) income taxes for the period calculated on the basis of the best possible estimate using available information and on a reasonable forecast of performance for the year up to the end of the tax period; ii) provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute; iii) deferred taxes calculated on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes. Whenever the conditions exist, deferred tax liabilities are offset against deferred tax assets recorded in the caption “Deferred tax assets” in the balance sheet.

Deferred taxes on tax-deferred reserves and funds are booked if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

“Other reserves”: these reserves relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the period. The provisions reflect the best possible estimate, based on the commitments made and on the data available.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the period for personnel in force at that date and is net of advances paid.

Due to shareholders for loans

“Shareholders” are considered parties which hold directly at least 2% of share capital at the end of the period. At September 30, 2004, shareholders holding at least 2% of the share capital of Telecom Italia had made no loans to the company.

8

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia’s obligation under Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers’ Social Security Fund (which became part of the general “Employees Pension Fund” beginning January 1, 2000) to all employees in service as of February 20, 1992 in the companies Stet, Sip, Italcable and Telespazio, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Legislative Decree 331/1993 and converted into Law No. 427/1993, specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at September 30, 2004, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

A dispute concerning the application and interpretation of this law arose with INPS regarding the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had already filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, even though that application had not been processed by INPS. The position of the Telecom Italia is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals for a final determination of the correct interpretation of the law in question. While awaiting these decisions, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (net of the amounts attributed to Group companies for the employees transferred to those companies) could vary between euro 954 million (partial application of Law 29/1979) and euro 1,275 million (full application of Law 58/1992), of which euro 568 million has already been paid, depending on conflicting interpretations and taking into account all personnel involved. In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS are made in fifteen equal annual deferred installments (including annual interest of 5%), based on notification of the expenses by INPS.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the positions notified by INPS up to September 30, 2004 and the interpretation of said positions, totals (net of the amounts attributed to Group companies for the employees transferred to those companies) euro 946 million, of which euro 691 million is for the principal amount and euro 255 million for accrued interest.

Nevertheless, these financial statements at September 30, 2004 include euro 530 million of residual payables to INPS, (net of the amount attributed to Group companies for the employees transferred to those companies), relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

The expenses recorded in the first nine months of 2004 in “extraordinary expenses” amount to euro 123 million and include accrued interest. This amount takes into account the above-mentioned expenses paid by Telecom Italia to INPS also on behalf of other Group companies for those employees transferred to them and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under “extraordinary income” and amounts to euro 2 million.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.

9

Capital grants and grants for installation are recorded under “deferred income” and credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs.

Fees for new access lines and line transfers are recorded as income when the service is provided. As usual, dividends from subsidiaries arising from the current year’s earnings are not included in the results for the first nine months of 2004 but are recorded at the end of the year in accordance with the maturity principle.

Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to the accrual principle, that is, in the year in which the respective right to the receivable arises, following the declaration of dividends approved by the shareholders’ resolution of those companies.

Leased assets

Capital goods acquired under leasing agreements are recognized in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Memorandum accounts

“Guarantees provided” are shown for the amount of the remaining liability or other obligation guaranteed; those provided in foreign currencies are translated at period-end exchange rates.

“Purchases and sales commitments” are determined on the basis of the unperformed portion of contracts outstanding at the end of the period which do not fall under the normal “operating cycle”.

Derivative financial instruments

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge exposure to interest rate and exchange rate risks.

For derivative financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in “financial income and expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the spot rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in “financial income and expense” based on the accrual principle.

Premiums relating to option-type financial instruments are recorded in “other liabilities” or “other receivables” and, if exercised, are considered as an incidental charge to the purchase or sale value of the underlying instruments; if the option is not exercised the premium is recorded in the statement of income under financial income (financial expense).

In this manner, the derivative financial instruments are valued consistently with the underlying asset and liability, for each transaction, and any net expense is recognized in the statement of income.

Option-type derivative financial instruments existing at the end of the period are valued at the lower of cost and market value at the balance sheet date.

10

BALANCE SHEETS - ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

Intangible assets	euro 1,736,144 thousand
(euro 1,484,579 thousand at December 31, 2003)

A summary of the changes in intangible assets during the period is presented below:

(in thousands of euro)	9 months to 9/30/2004
- additions	688,179
- amortization	(426,637)
- eliminations and other movements	(9,977)

Total	251,565

An analysis of the composition and the changes in intangible assets during the period is presented in the following tables:

12/31/2003
(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated amortization	Total
Start-up and expansion costs	152.755			(129.747)	23.008
Industrial patents and intellectual property rights	4.102.823			(3.220.124)	882.699
Concessions, licenses, trademarks and similar rights	92.506			(91.656)	850
Goodwill	1.335			(190)	1.145
Work in progress and advances to suppliers	477.639				477.639
Other intangibles(*)	416.695			(317.457)	99.238

Total	5.243.753	—	—	(3.759.174)	1.484.579

(*) of which:
Leasehold improvements	416.294			(317.056)	99.238

Changes during the period
(in thousands of euro)	Additions	Reclassifications	Sales/ Retirements/ Other movements(a)	Amortization	Total
Start-up and expansion costs				(8.628)	(8.628)
Industrial patents and intellectual property rights		688.640		(399.072)	289.568
Concessions, licenses, trademarks and similar rights				(68)	(68)
Goodwill				(201)	(201)
Work in progress and advances to suppliers	688.179	(767.997)	(7.032)		(86.850)
Other intangibles(*)		80.528	(4.116)	(18.668)	57.744

Total	688.179	1.171	(11.148)	(426.637)	251.565

(*) of which:
Leasehold improvements	—	80.528	(4.116)	(18.668)	57.744

11

(a) Broken down as follows:

	Cost	Upward adjustments	Writedowns	Accumulated amortization	Net value
Industrial patents and intellectual property rights	(156.118)			156.118	0
Work in progress and advances to suppliers	(7.032)				(7.032)
Other intangibles	(89.738)			85.622	(4.116)

Total	(252.888)			241.740	(11.148)

	9/30/2004
(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated amortization	Total
Start-up and expansion costs	152.755			(138.375)	14.380
Industrial patents and intellectual property rights	4.635.345			(3.463.078)	1.172.267
Concessions, licenses, trademarks and similar rights	92.506			(91.724)	782
Goodwill	1.335			(391)	944
Work in progress and advances to suppliers	390.789			0	390.789
Other intangibles(*)	407.485			(250.503)	156.982

Total	5.680.215	—	—	(3.944.071)	1.736.144

(*) of which:
Leasehold improvements	407.084	—	—	(250.102)	156.982

In particular:

“Start-up and expansion costs” consist of underwriting commissions connected with share capital increases.

“Industrial patents and intellectual property rights” consist almost entirely of applications software.

“Work in progress and advances to suppliers” mainly refer to software projects for network and operating program applications. All acquisitions of intangibles are managed through specific work orders and recorded in this caption. Reclassifications refer to assets that came into use during the period.

“Other intangibles” refer to leasehold improvements made to properties owned by third parties and include the costs incurred to meet the operating requirements of the Company in the rented premises.

Fixed assets	euro 11,058,157 thousand

(euro 11,842,723 thousand at December 31, 2003)

A summary of the changes in fixed assets during the period is presented as follows:

(in thousands of euro)	9 months to 9/30/2004
- additions	805,534
- disposals and other movements	(13,459)
- depreciation	(1,576,641)

Total	(784,566)

12

An analysis of the composition and the changes in fixed assets during the period is presented in the following tables:

12/31/2003
(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings
. non-industrial	21.281	792		(1.189)	20.884
. industrial	1.899.071	392.275	(4.827)	(1.200.552)	1.085.967

	1.920.352	393.067	(4.827)	(1.201.741)	1.106.851
Plant and machinery	46.662.097	730.392	(727.730)	(36.614.040)	10.050.719
Manufacturing and distribution equipment	767.876	2.693		(760.520)	10.049
Other fixed assets	554.248	4.251		(509.652)	48.847
Construction in progress and advances to supplies	626.257				626.257

Total	50.530.830	1.130.403	(732.557)	(39.085.953)	11.842.723

Changes during the period
(in thousands of euro)	Additions	Reclassifications	Sales/ Retirements/ Other movements(a)	Writedowns/ Writebacks	Depreciation	Total
Land and buildings
. non-industrial		66	(382)		(111)	(427)
. industrial		80.414	(2.607)		(57.671)	20.136

	0	80.480	(2.989)	0	(57.782)	19.709
Plant and machinery		846.772	(15.892)		(1.494.774)	(663.894)
Manufacturing and distribution equipment		8.331	(64)		(5.478)	2.789
Other fixed assets		12.675	1.046		(18.607)	(4.886)
Construction in progress and advances to supplies	805.534	(949.429)	5.611			(138.284)

Total “fixed assets”	805.534	(1.171)	(12.288)	0	(1.576.641)	(784.566)

(a)	Broken down as follows:

	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Net value
Land and buildings
. non-industrial	(458)			76	(382)
. industrial	(3.704)	(1.250)	55	2.292	(2.607)

	(4.162)	(1.250)	55	2.368	(2.989)
Plant and machinery	(184.625)	(2.973)		171.706	(15.892)
Manufacturing and distribution equipment	(239.300)			239.236	(64)
Other fixed assets	(3.479)	(14)		4.539	1.046
Construction in progress and advances to supplies	5.611				5.611

TOTAL	(425.955)	(4.237)	55	417.849	(12.288)

13

9/30/2004
(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings
. non-industrial	20.889	792		(1.224)	20.457
. industrial	1.975.661	391.025	(4.772)	(1.255.811)	1.106.103

	1.996.550	391.817	(4.772)	(1.257.035)	1.126.560
Plant and machinery	47.324.244	727.419	(727.730)	(37.937.108)	9.386.825
Manufacturing and distribution equipment	536.907	2.693		(526.762)	12.838
Other fixed assets	563.444	4.237		(523.720)	43.961
Construction in progress and advances to supplies	487.973				487.973

Total “fixed assets”	50.909.118	1.126.166	(732.502)	(40.244.625)	11.058.157

All fixed asset purchases are managed using specific work orders and recorded in “construction in progress and advances to suppliers”. Reclassifications refer to fixed assets that came into use during the period.

Accumulated depreciation at September 30, 2004 is considered sufficient in relation to the remaining period of utilization of the assets and is determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Depreciation is calculated at the rates used in the previous year. Accumulated depreciation, net of writedowns, covers 78.4% of fixed assets at September 30, 2004 compared to 76.7% at December 31, 2003.

In accordance with the contract signed January 16, 2004 by Telecom Italia S.p.A. and Fintecna S.p.A., containing reciprocal options for the purchase and sale (put / call) of seven properties owned by Fintecna S.p.A., at a total price of euro 72,000 thousand, on June 22, 2004, Telecom Italia S.p.A., after exercising the option in April 2004, signed the deed for the purchase of the seven properties for the contractually agreed price.

Moreover, in accordance with the changes introduced by Legislative Decree No. 6 dated January 17, 2003 and next changes (Reform of Corporate Law), as well as the principles issued on the subject by the Italian Accounting Board, tax interference relative to accelerated deprecation charges (euro 932 thousand) made in prior years by the merging company Olivetti, in accordance with tax laws, has been eliminated with a contra-entry to extraordinary income; the relevant reserve for deferred taxes was booked with a contra-entry to other extraordinary expenses (prior years’ taxes).

Leased assets purchased through finance lease contracts

The Company has fixed assets purchased through sale and leaseback contracts as well as finance lease contracts. These are accounted for using the liability method by which lease payments are charged to costs under the use of property not owned caption. Any gains on the sale of the assets under sale and leaseback transactions are recognized immediately in the statement of income. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and for the depreciation charge attributable to the leased assets; additionally, entries would have been made to record the assets in fixed assets and the residual debt under liabilities. Furthermore, use of this method would also have resulted in the deferral of gains, in constant parts, on sale and leaseback transactions over the period of the finance lease contract.

14

The effects of this accounting treatment are described in the following table:

BALANCE SHEET EFFECT AT SEPTEMBER 30, 2004		(millions of euro)
a)	Outstanding contracts
	Book value of leased assets under finance contracts at December 31, 2003, net of euro 27 million and accumulated depreciation of euro 201 million	1,434

	Assets acquired under finance lease contracts in the period 1/1 – 9/30/2004 (+)	—

	Assets redeemed under finance lease contracts in the period 1/1 – 9/30/2004 (-)	—

	Depreciation charge for the period 1/1 – 9/30/2004 (-)	(65)

	Writedowns/writebacks on assets under finance lease contracts in the period 1/1 –9/30/2004 (+/-)	—

	Book value of leased assets under finance contracts at September 30, 2004 net of euro 27 million and accumulated depreciation of euro 266 million	1,369

b)	Assets redeemed in the period 1/1 – 9/30/2004
	Total higher value of assets redeemed, calculated according to the financial method, compared to their accounting net book value	—

c)	Prepaid expenses at September 30, 2004	—

d)	Liabilities
	Implicit liabilities for finance lease transactions at December 31, 2003 (of which euro 62 million due within 12 months, euro 277 million due between 12 months and 60 months and euro 1,369 million due beyond 60 months)	1,708

	Implicit liabilities arising in the period 1/1 – 9/30/2004 (+)	1

	Repayment of principal and assets redeemed in the period 1/1 – 9/30/2004 (-)	(43)

	Implicit liabilities for finance lease transactions at September 30, 2004 (of which euro 67 million due within 12 months, euro 292 million due between 12 months and 60 months and euro 1,307 million due beyond 60 months)	1,666

e)	Total gross effect at September 30, 2004 (a+b+c-d)	(297)

f)	Tax effect	(76)

	Balance sheet effect at September 30, 2004 of leasing transactions recognized using the financial method
g)	(e-f)	(221)

STATEMENT OF INCOME EFFECT FOR 9 MONTHS TO SEPTEMBER 30, 2004		(million of euro)
	Reversal of installments on finance lease transactions	(143)

	Recognition of financial expenses on finance lease transactions	100

	Recognition of:
	- depreciation charge:
	. on outstanding contracts	65

	. on assets redeemed	—

	- writedowns/writebacks on assets under finance lease contracts	—

	Effect on income before taxes	(22)

	Recognition of tax effect	(8)

	Statement of income effect for 9 months to September 30, 2004 of leasing transactions recognized using the financial method	(14)

The use of financial method relating to the sale and leaseback transactions would have resulted, at September 30, 2004, a decrease of shareholders’ equity by euro 226 million and a decrease of net income of the first nine months of 2004 by euro 15 million.

15

Long-term investments	euro 34,750,319 thousand
(euro 35,276,500 thousand at December 31, 2003)

Details are as follows:

(in thousands of euro)	9/30/2004	12/31/2003
Equity investments in:
• subsidiaries	32,452,611	34,188,395
• affiliated companies	354,385	450,394
• other companies	203,989	220,159

	33,010,985	34,858,948

Advances on future capital contributions	1,518,945	136,238
Accounts receivable:
• subsidiaries	71,380	67,098
• affiliated companies	43,005	54,490
• other receivables	103,706	157,428

	218,091	279,016

Treasury stock	2,298	2,298

Total	34,750,319	35,276,500

Equity investments	euro 33,010,985 thousand

Annex 1 presents the movements in each investment during the period together with the corresponding amount at the beginning of the year and at September 30, 2004.

In summary, investments in subsidiaries, affiliates and other companies decreased by euro 1,847,963 thousand compared to December 31, 2003 mainly as a result of the distribution of reserves by Telecom Italia International.

Changes during the period are as follows:

(in thousands of euro)
Increases:
• Subscription to capital increases, recapitalizations and loss coverage of:
Latin American Nautilus (40,801), Sky Italia (19,315), Edotel (1,459), Consorzio S.I.A.R.C (1), IM.SER (126), EUROFLY SERVICES (1,334). Consorzio ABI LAB (1), Consorzio DISTRETTO AUDIOVISIVO and ICT (5)		63,042
• Definitive capital increase from advances on future capital contributions relating to IT Telecom (110,440), Sky Italia (43,780), Edotel (1,200) and Netesi (435)		155,855
• Writebacks of value of Olivetti Tecnost (60,000) and Edotel (46)		60,046

Total increases	(A)	278,943

Decreases:

• Sales/reductions of shares/quotas in:
Sky Italia (87,859), Siosistemi (1,600), Pirelli Real Estate (15,199) and TILAB GP (9)		(104,667)

• Distribution of reserves of:
Telecom Italia International (1,800,000), Tiglio I (47,985) and Olivetti Gestioni Ivrea (4,849)		(1,852,834)

• Writedowns for losses of value charged to the statement of income of:
Telecom Italia Media (112,416), IT Telecom (25,659), Latin American Nautilus (7,093), LI.SIT. (4,338), PAR.FIN (256), Netesi (79), TILAB SA (48) and TILAB GP (12),		(149,901)

• Writedowns for losses of value covered by the reserve for losses of subsidiaries and affiliates of:
IM.SER (168), Consorzio S.I.A.R.C. (1), Consorzio CO.TIM (2), Consorzio CI.MARK (3) and Consorzio di BIOINGEGNERIA ED INFORMATICA MEDICA (15).		(189)

• Writedowns for losses of value covered by the reserve for contractual and other risks of
Sky Italia (19,315)		(19,315)

Total decreases	(B)	(2,126,906)

Net change for the period	(A-B)	(1,847,963)

16

In particular, the following should be mentioned:

•	on February 20, 2004, the Shareholders’ Meetings of Olivetti International S.A. and Telecom Italia Finance approved the plan for the merger of Olivetti International S.A. in Telecom Italia Finance. Following this transaction, Telecom Italia Finance issued 30,000, new shares to Telecom Italia (the sole shareholder of Olivetti International S.A.) in exchange for the shares of the merged company. The merger is effective for accounting purposes as from January 1, 2004;

•	on September 28, 2004, Telecom Italia sold its 19.9% interest in Sky Italia to the NewsCorp group. Consideration on the sale was euro 88 million. The transaction resulted in a gain over the carrying value at June 30, 2004 of euro 31.4 million which offsets the effect of the writedown made in the first half of the year. Accordingly, the economic impact of the transaction for Telecom Italia is basically nil.

•	under the second stage of the Tiglio project (which calls for an end to the process of enhancing the real estate assets held by Tiglio I and Tiglio II by contributing the assets to real estate funds or by realizing profits through individual sale transactions), the affiliated company Tiglio I contributed real estate assets: i) to “TECLA – FONDO UFFICI” made up of 65 buildings for a total market value of about euro 926 million, to which a 15% discount was applied by virtue of their transfer en masse, in addition to a cash contribution of euro 25 million and ii) to “CLOE FONDO UFFICI”, made up of 39 properties for a total market value of euro 877 million, to which a 15% discount was applied by virtue of their transfer en masse.

With reference to “TECLA – FONDO UFFICI”, its placement was concluded on March 1, 2004. The total placement offer, net of indebtedness of 60% of the value contributed, was equal to euro 288 million. 10% of this amount – as a voluntary gesture – was kept by Tiglio I, 2% was subscribed by Pirelli & C. Real Estate Sgr S.p.A., as manager of the fund, while the remaining 88% was entirely placed on the market.

As for “CLOE – FONDO UFFICI”, placed on the market on June 29, 2004, the offer totaled euro 298 million. 5% was subscribed by Pirelli & C Real Estate Sgr S.p.A. as manager of the fund, while the remaining 95% was entirely placed with Italian investors for about 70%, and foreign investors 30%.

Following these transactions, in June and September 2004, Tiglio I proceeded with the distribution in cash (additional paid-in capital) for euro 47,985 thousand;

•	for purposes of bringing Telecom Italia Finance’s financial position into equilibrium, with transfer of the liquid resources available at Telecom Italia International, the following transactions took place during the month of September 2004:

•	purchase, by Telecom Italia, of 40% of the investment in Edotel held by TIM for euro 1,939 thousand. After this transaction, Telecom Italia’s holding in Edotel rose from 60% to 100%;

•	distribution of additional paid-in capital by Telecom Italia International to Telecom Italia for euro 1,800,000 thousand;

•	advance on future capital contribution for euro 1,500,000 thousand made by Telecom Italia to Edotel.

In October 2004, Telecom Italia subscribed to Telecom Italia Finance’s capital increase by contributing the investment in Edotel;

•	some investments in subsidiaries and affiliated companies are recorded at a amount in excess of the corresponding share of the underlying shareholders’ equity, net of dividends and after consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values. In particular, with regard to the investment in TIM, the higher carrying value compared to the underlying net equity and the stock market price is due to the allocation of the merger deficit on the Olivetti – Telecom Italia merger. However, taking into account the current strategic positioning of the business as well as its potential for further growth, it is believed, consistent with a recent valuation conducted by an external consultant, that the carrying value is aligned to the effective value of the investment.

A comparison between the market price of listed shares at September 30, 2004 and their carrying value shows an unrealized loss of euro 6,841,328 thousand (of which euro 6,745,794 thousand can be ascribed to the investment held in TIM). Further details are given in Annex 2.

Advances on future capital contributions	euro 1,518,945 thousand

Advances on future capital contributions increased by euro 1,382,706 thousand compared to December 31, 2003, and are shown net of the relative allowance accounts of euro 38,539 thousand. The increase since

17

December 31, 2003 is attributable to the aforementioned advance made to Edotel (euro 1,500,000 thousand). This caption also includes advances made to Telegono (8,840 thousand), EPIClink (euro 7,209 thousand) and Loquendo (euro 2,896 thousand).

Accounts receivable	euro 218,091 thousand

Accounts receivable decreased by euro 60,925 thousand compared to December 31, 2003. Details are as follows:

	12/31/2003	Changes during the period			9/30/2004
(in thousands of euro)		Disburse- ments	Reimburse- ments	Other changes
Subsidiaries	67,098	4,197	—	85	71,380
Affiliated companies	54,490	1,269	(3,914)	(8,840)	43,005
Other receivables	157,428	11,539	(65,261)	—	103,706

Total	279,016	17,005	(69,175)	(8,755)	218,091

Subsidiaries	euro 71,380 thousand

Accounts receivables from subsidiaries refer mainly to loans made to Stet Hellas for the acquisition of the UMTS license (euro 60,000 thousand) and to Mediterranean Nautilus (euro 11,380 thousand) to meet financial requirements.

Affiliated companies	euro 43,005 thousand

Accounts receivable from affiliated companies refer mainly to loans made to the companies Aree Urbane (euro 31,616 thousand), Telegono (euro 6,400 thousand), Tiglio II (euro 2,601 thousand for the purchase of properties) and Mirror International Holding (euro 2,252 thousand).

Other receivables	euro 103,706 thousand

Accounts receivable mainly refer to:

•	the remaining loans receivable from employees (euro 48,255 thousand);

•	the prepayment of the tax on the reserve for employee termination indemnities (euro 51,195 thousand), required under Law No. 662 of December 23, 1996, revalued as set forth by law;

•	security deposits of euro 3,917 thousand.

Treasury stock	euro 2,298 thousand

Treasury stock remains unchanged compared to December 31, 2003. Treasury stock refers to 1,272,014 ordinary shares originally held by the merging company Olivetti.

*    *    *

As regards accounts receivable included in long-term investments, the portion due within and beyond five years is presented in the attached Annex 3.

18

Current assets

Inventories	euro 140,183 thousand
(euro 88,535 thousand at December 31, 2003)

Inventories increased by euro 51,648 thousand compared to December 31, 2003 principally due to higher inventories connected with the marketing of Aladino cordless phones and videophones. Inventories consist of “contract work in process ” (euro 32,885 thousand) and “merchandise ” (euro 107,298 thousand).

Accounts receivable	euro 8,960,942 thousand
(euro 12,306,160 thousand at December 31, 2003)

Accounts receivable decreased by euro 3,345,218 thousand compared to December 31, 2003. A breakdown and the changes that occurred during the period are provided in the table below:

	12/31/2003	Changes during the period				9/30/2004
(in thousands of euro)		Utilizations	Provisions	Other	Total changes
Trade accounts receivable	4,021,325			(264,298)	(264,298)	3,757,027
. allowance for doubtful accounts	(317,875)	41,792	(58,379)		(16,587)	(334,462)
Total trade accounts receivable	3,703,450	41,792	(58,379)	(264,298)	(280,885)	3,422,565

Accounts receivable from subsidiaries	3,078,742			(1,153,404)	(1,153,404)	1,925,338
. allowance for doubtful accounts of subsidiaries	(3,453)					(3,453)
Total accounts receivable from subsidiaries	3,075,289			(1,153,404)	(1,153,404)	1,921,885
. of which financial receivables	823,919			302,751	302,751	1,126,670

Accounts receivable from affiliated companies	123,574			(20,168)	(20,168)	103,406
. allowance for doubtful accounts of affiliated companies	(26,800)			26,800	26,800	—
Total accounts receivable from affiliated companies	96,774			6,632	6,632	103,406
. of which financial receivables	13,718			(11,361)	(11,361)	2,357

Taxes receivable	1,362,329			(1,317,503)	(1,317,503)	44,826

Deferred tax assets	3,229,916			(384,822)	(384,822)	2,845,094

Other receivables	838,402	18,230		(233,466)	(215,236)	623,166
. Government and other public entities for grants and subsidies	30,748			(4,859)	(4,859)	25,889
. other receivables	860,176			(227,924)	(227,924)	632,252
. allowance for doubtful accounts	(52,522)	18,230		(683)	17,547	(34,975)

Total	12,306,160	60,022	(58,379)	(3,346,861)	(3,345,218)	8,960,942

Trade accounts receivable	euro 3,422,565 thousand

Trade accounts receivable decreased by euro 280,885 thousand compared to December 31, 2003 and are shown net of the relative allowance accounts (euro 334,462 thousand, of which euro 58,379 thousand was provided during the period).

They include euro 567,194 thousand of receivables from other wireline and mobile telecommunications operators.

19

Furthermore, the following accounts receivable discounting and securitization transactions were carried out:

•	Securitization

The program for the securitization of trade accounts receivable generated by services rendered to Telecom Italia Wireline clientele began during 2001 has continued during the period.

In the first nine months of 2004, the total amount of trade accounts receivable sold under the securitization program were equal to euro 6,586 million and refers to Telecom Italia’s receivables from consumer and microbusiness customers. At September 30, 2004, receivables sold amount to euro 811,066 thousand (euro 874,368 thousand at December 31, 2003), of which euro 682,000 thousand is not yet due.

The securitization transaction led to a reduction in net financial indebtedness of euro 789,566 thousand at September 30, 2004 (euro 851,302 thousand at December 31, 2003).

Furthermore, Telecom Italia posted a short-term financial payable (euro 209,814 thousand) for loans made by TI Securitisation Vehicle S.r.l. out of the excess liquid resources generated by the securitization transaction.

•	Factoring

In the first nine months of 2004, trade accounts receivable without recourse were sold to leading factoring companies for a total amount of euro 92,839 thousand (euro 379,271 thousand at December 31, 2003). The factoring transactions by Telecom Italia led to a reduction in net financial indebtedness at September 30, 2004 of euro 136,378 thousand (euro 334,909 thousand at December 31, 2003).

Accounts receivable from subsidiaries	euro 1,921,885 thousand

Accounts receivable from subsidiaries decreased by euro 1,153,404 thousand, compared to December 31, 2003, and include trade, financial and other receivables. The reduction is mainly due to the collection of dividends from subsidiaries accrued at December 31, 2003.

Financial receivables, equal to euro 1,126,670 thousand, reflect current account transactions carried out at market rates for cash management purposes and loans. They principally include accounts receivable from Olivetti Tecnost (euro 468,106 thousand), Telecom Italia Media (euro 256,071 thousand), IT Telecom (euro 284,251 thousand) and Finsiel (euro 23,632 thousand). Trade accounts receivable (euro 551,595 thousand) relate to TLC services rendered mainly to Telecom Italia Sparkle (euro 77,105 thousand), TIM (euro 188,844 thousand), IT Telecom (euro 89,420 thousand), Telecom Italia Media (euro 31,808 thousand), Path.Net (euro 49,083 thousand), Telecom Italia Learning Services (euro 27,637 thousand) and management fees from Telecom Italia International (euro 23,104 thousand). Other receivables (euro 243,620 thousand) mainly include the receivables connected with the Group’s VAT settlement system, specifically from TIM (euro 211,812 thousand) and Telecom Italia Sparkle (euro 25,751 thousand).

Accounts receivable from affiliated companies	euro 103,406 thousand

Accounts receivable from affiliated companies increased by euro 6,632 thousand compared to December 31, 2003, and include trade, financial and other receivables.

Financial receivables total euro 2,357 thousand. Trade accounts receivable (euro 84,883 thousand) refer to Teleleasing (euro 30,787 thousand) for the sale of TLC products and services and LI.SIT (euro 40,814 thousand) for the supply of health cards to the Lombardy Region. Other receivables (euro 16,166 thousand) mainly refer to transactions with Tiglio I (euro 7,035 thousand) and LI.SIT. (euro 9,131 thousand).

The allowance for doubtful accounts was completely utilized during the period following the waiver of receivables due by the Telecom Italia Group from Sky Italia, sold on September 28, 2004.

Taxes receivable	euro 44,826 thousand

Taxes receivable decreased by euro 1,317,503 thousand, compared to December 31, 2003, mainly due to the sale of IRPEG receivables of euro 1,103,000 thousand to TIM to be used to pay the 2004 on-account payment for IRES.

20

They specifically include:

•	VAT receivable, euro 11,991 thousand;

•	direct income taxes receivable, euro 20,311 thousand;

•	other indirect taxes receivable, euro 12,524 thousand.

Deferred tax assets	euro 2,845,094 thousand

Deferred tax assets decreased by euro 384,822 thousand, compared to December 31, 2003, due to the set-off against the reserve for deferred taxes.

Other receivables	euro 623,166 thousand

Other receivables principally regard: credit positions (net of the relative allowance account) from TI Securitisation Vehicle S.r.l. for the deferred portion of trade accounts receivable securitization transactions (euro 241,213 thousand), customer payments in transit with the banking and postal systems (euro 129,524 thousand), employee-related receivables (euro 52,349 thousand), receivables from the Ministry of Industry, Commerce and Handicrafts, the European Union and the Ministry of Instruction, University and Research for grants in respect of research and training projects (euro 25,889 thousand) and advances to suppliers (euro 20,599 thousand).

* * *

Disclosure required by art. 2427, art. 6 of the Italian Civil Code regarding the breakdown of receivables by geographical area is presented in Annex 5.

21

Short-term financial assets	euro 174,439 thousand
(euro 182,390 thousand at December 31, 2003)

The composition and changes during the period are shown in the following table:

	12/31/2003	Changes during the period				9/30/2004
(in thousands of euro)		Acquisitions	Sales/Re- imbursements	Writedowns/ Writebacks	Total changes
Equity investments in subsidiaries	166,190	—	—	744	744	166.934
Other equity investments	21	—	—	(12)	(12)	9
Other securities	16,179	—	(8,599)	(84)	(8,683)	7,496

Total	182,390	—	(8,599)	648	(7,951)	174,439

Short-term financial assets total euro 174,439 thousand and mainly include the following:

•	euro 166,899 thousand relating to 38,192,000 TIM ordinary shares and euro 35 thousand relating to 164,997 Telecom Italia Media savings shares purchased for subsequent trading;

•	C.C.T. and B.T.P. treasury bills for a total of euro 7,496 thousand.

Further details are provided in Annex 2.

Liquid assets	euro 776,457 thousand
(euro 205,251 thousand at December 31, 2003)

Liquid assets rose by euro 571,206 thousand principally as a result of higher cash resources in Italian and foreign bank accounts.

Liquid assets are composed of the following:

(in thousands of euro)	12/31/2003	9/30/2004
Bank and postal accounts	204,635	775,814
Checks	47	40
Cash and valuables on hand	569	603

Total	205,251	776,457

Accrued income and prepaid expenses	euro 547,036 thousand
(euro 563,811 thousand at December 31, 2003)

Accrued income and prepaid expenses decreased by euro 16,775 thousand compared to December 31, 2003, and include the following:

(in thousands of euro)	12/31/2003	9/30/2004
Issue discounts and similar charges	110,622	115,445
Accrued income
. financial income	20,423	43,008
. other	275	1,030

	20,698	44,038

Other prepaid expenses
. trading expense	90,299	91,012
. financial expense	325,261	286,046
. other	16,931	10,495

	432,491	387,553

Accrued income and other prepaid expenses	453,189	431,591

Total	563,811	547,036

22

Issue discounts and similar charges	euro 115,445 thousand

“Issue discounts and similar charges” refer to incidental costs on loans (euro 74,179 thousand) and costs relating to the issue of bonds (euro 41,266 thousand).

Accrued income and other prepaid expenses	euro 431,591 thousand

Accrued financial income mainly includes euro 33,802 thousand of income on derivative financial instruments, euro 3,497 thousand of sundry financial income, euro 2,809 thousand of income from long-term loans made to subsidiaries, as well as euro 1,531 thousand of interest income subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company, through Cassa Depositi e Prestiti, under Law No. 887/1984.

Other prepaid expenses mainly pertain to building rents (euro 35,824 thousand), financial expenses (euro 284,310 thousand) for the portion of the premium on the redemption of convertible bonds relating to future years, fees regarding facilities (euro 10,495 thousand), insurance premiums (euro 13,248 thousand) and rental and maintenance charges (euro 7,691 thousand).

***

A breakdown of receivables and accrued income by maturity and type is presented in Annex 3.

23

BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity	euro 15,533,314 thousand

(euro 16,356,111 thousand at December 31, 2003)

Shareholders’ equity includes the following:

(in thousands of euro)	12/31/2003	9/30/2004
Share capital	8,853,991	8,857,834
Additional paid-in capital	88,377	98,943
Revaluation reserve Law No. 413, 12/31/1991	—	1,129
Legal reserve	1,834,687	1,834,687
Reserve for treasury stock in portfolio	2,298	2,298
Miscellaneous reserves
. Reserve Law No. 488/92	118,678	142,365
. Reserve, L.D. No. 124/93, ex art. 13	185	185
. Reserve D.P.R. No. 917/86 ex art. 74	5,750	5,750
. Reserve for capital grants	498,701	507,937
. Miscellaneous reserves	119,012	119,012
. Merger surplus reserve	2,188,529	2,188,529
Retained earnings	—	881,029
Net income for the year	2,645,903	—

	16,356,111	14,639,698
Net income for the period		893,616

Total	16,356,111	15,533,314

Share capital

The share capital of Telecom Italia S.p.A. at September 30, 2004 amounts to euro 8,857,834 thousand and consists of 10,309,231,790 ordinary shares and 5,795,921,069 savings shares, all with a par value of euro 0.55 each.

Share capital increased by euro 3,843 thousand compared to December 31, 2003 due to the following movements:

•	conversion of 1,182,574 “Telecom Italia 1.5% 2001 – 2010 convertible bonds with a premium on redemption” for the issue of 557,554 new shares for a par value of euro 306 thousand;

•	exercise of 1,948,120 stock options set aside for employees of the company for the issue of 6,430,493 new shares for a par value of euro 3,537 thousand.

Additional paid-in capital

Additional paid-in capital at September 30, 2004 amounts to euro 98,943 thousand, with an increase of euro 10,566 thousand compared to December 31, 2003. The change in this caption is due to the additional paid-in capital on the foregoing capital increases.

Reserves for inflation adjustments - Law No. 413, 12/30/1991

This reserve for inflation adjustments, which showed a nil balance at December 31, 2003 following its complete utilization to cover the loss for the year 2002 of the merging company Olivetti, was replenished at June 30, 2004 for the entire amount, equal to euro 1,129 thousand, pursuant to the resolution passed by the Shareholders’ Meeting on May 6, 2004

Legal reserve

The legal reserve amounts to euro 1,834,687 thousand at September 30, 2004, unchanged from December 31, 2003.

Reserve for treasury stock in portfolio

This reserve amounts to euro 2,298 thousand at September 30, 2004, unchanged from December 31, 2003.

24

Miscellaneous reserves

Miscellaneous reserves amount in total to euro 2,963,778 thousand at September 30, 2004, with an increase of euro 32,923 thousand compared to December 31, 2003. The various components of miscellaneous reserves are analyzed in the following paragraphs.

Reserve Law No. 488/1992: this reserve, euro 142,365 thousand, increased by euro 23,687 thousand compared to December 31, 2003 as a result of the appropriation of net income for the year 2003, as voted by the Shareholders’ Meeting on May 6, 2004, in order to obtain the benefits stated in Law 488/92 under the projects for investments in the South of Italy.

Reserve Law No. 124/1993, ex art. 13: this reserve, euro 185 thousand at September 30, 2004, is unchanged from December 31, 2003.

Reserve DPR No. 917/1986, ex art. 74: this reserve, euro 5,750 thousand at September 30, 2004, is unchanged from December 31, 2003.

Reserve for capital grants: this reserve, equal to euro 507,937 thousand at September 30, 2004, increased by euro 9,236 thousand compared to December 31, 2003 due to the transfer from the “reserves for risks and charges” of the portion of grants that became available during the period.

Miscellaneous reserves: these reserves, euro 119,012 thousand at September 30, 2004, are unchanged from December 31, 2003.

Merger surplus reserve: this reserve, euro 2,188,529 thousand at September 30, 2004, is unchanged from December 31, 2003.

Retained earnings

Retained earnings refer to the appropriation of net income for the year 2003, euro 881,029 thousand, pursuant to the resolution passed by the Shareholders’ Meeting of May 6, 2004.

In order to complete disclosure on shareholders’ equity, the following statements are presented:

•	statement showing the reserves subject to restrictions for statutory purposes and the tax treatment applicable in the event of distribution;

•	statement prepared according to ex art. 2427, paragraph 7 - bis, showing the items in shareholders’ equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in prior years;

•	statement of changes in shareholders’ equity during the prior year and in the first nine months of 2004.

25

Shareholders’ equity reserves – Restrictions for statutory purposes and tax treatment

	Amounts not subject to statutory restrictions (a)	Amounts subject to statutory restrictions (b)	September 30, 2004 (c)=(a+b)=(d+e+f)	Amounts of reserves which, in the event of distribution, form part of the taxable income of the company (d)	Amounts of other income reserves (e)	Amount of reserves which, in the event of distribution, do not form part of the taxable income of the company (f)
(in thousands of euro)
Reserves and retained earnings
Additional paid-in capital	98,943	—	98,943	—	—	98,943
Legal reserve	63,120	1,771,567	1,834,687	1,834,667	—	20
Reserve for treasury stock in portfolio	—	2,298	2,298	—	2,298	—
Merger surplus reserve	2,188,529	—	2,188,529	—	—	2,188,529
Reserve Law No. 488/92	—	142,365	142,365	—	122,090	20,275
Reserve, L.D. No. 124/93, ex art. 13	185	—	185	185	—	—
Reserve D.P.R. No. 917/86 ex art. 74	5,750	—	5,750	5,750	—	—
Reserve for capital grants	507,937	—	507,937	507,937	—	—
Revaluation reserve Law No. 413/91	1,129	—	1,129	1,129	—	—
Miscellaneous reserves	104,632	14,380	119,012	—	643	118,369
Retained earnings	881,029	—	881,029	—	881,029	—

Total reserves and retained earnings	3,851,254	1,930,610	5,781,864	2,349,668	1,006,060	2,426,136

The amount of distributable reserves on which the Company does not bear tax charges is equal to euro 3,273,153 thousand.

26

Statement according to ex art. 2427, no. 7-bis of the Italian Civil Code

Nature/description	Amount	Possibility of utilization	Amount available	Summary of the amounts utilized during the last three years
(in thousands of euro)				for absorption of losses	for other reasons (*)
				Total	Total
Share capital	8,857,834			0	10,961
Capital reserves:
Additional paid-in capital	98,943	A, B, C	98,943	3,700,751
Legal reserve	1,834,687	A, B, C	63,120	920,810
Reserve Law No. 488/92	20,275	A, B	20,275
Reserve, L.D. No. 124/93, ex art. 13	185	A, B, C	185
Reserve D.P.R. No. 917/86 ex art. 74	5,750	A, B, C	5,750
Reserve for capital grants	507,937	A, B, C	507,937
Miscellaneous reserves	118,369	A, B, C	118,369	28,816
Merger surplus reserve	2,188,529	A, B, C	2,188,529

Income reserves:
Revaluation reserve Law No. 413/91	1,129	A, B, C	1,129	1,129
Reserve for treasury stock in portfolio	2,298	—	0
Reserve Law No. 488/92	122,090	A, B	122,090
Miscellaneous reserves	643	A, B, C	643
Retained earnings	881,029	A, B, C	881,029

Total	14,639,698		4,007,999	4,651,505	10,961

Amount not distributable(1)			156,745

Remaining amount distributable			3,851,254

Key:

A: for share capital increase

B: for absorption of losses

C: for distribution to shareholders

(*)	The amounts utilized do not include reclassifications among individual captions of shareholders’ equity.

(1)	Represents the amount not distributable due to: the reserve Law No. 488/1922 (euro 142,365 thousand) and the part set aside to cover unamortized intangible assets according to ex art. 2426, paragraph 5 (euro 14,380 thousand).

27

Statement of changes in shareholders’ equity

(in thousands of euro)	Share capital	Capital increases awaiting registration in Companies Register	Additional paid-in capital	Additional paid-in capital on capital increases awaiting registration in Companies Register	Revaluation reserve Law No. 413/91	Legal reserve	Reserve for treasury stock in portfolio	Reserve Law No. 488/92	Reserve L.D. No. 124/93, ex art. 13	Reserve D.P.R. No. 917/86 ex art. 74	Special reserve	Reserve for capital grants	Miscellaneous reserves	Merger surplus reserve	Retained earnings	Net income for the year	Net income for the period	Total
Balance at January 1, 2003	8,845,240	200	3,765,365	127	1,129	920,810	2,298				1,888,261		147,828		(299,930)	(6,239,963)		9,031,365

Appropriation of 2002 profit:
- Absorption of loss for the year (as voted by the Shareholders’ Meeting of May 26, 2003)			(3,400,820)	(127)	(1,129)	(920,810)					(1,888,261)		(28,816)			6,239,963		0
Other changes:
- Absorption of the accumulated deficit (as voted by the Shareholders’ Meeting of May 26, 2003)			(299,930)												299,930			0
- Changes connected with the Olivetti-Telecom Italia merger	(10,961)					20								4,633,630				4,622,689
- Reclassification of merger surplus						1,834,667		118,678	185	5,750		485,821		(2,445,101)				0
- Conversion of 385,731 “Telecom Italia 1.5% 2001-2004 convertible bonds with a premium on redemption” and 19,623,310 “Telecom Italia 1.5% 2001-2010 convertible bonds with a premium on redemption”	13,457		7,170															20,627
- Exercise of stock options	6,055		16,592															22,647
- Transfer from the “Reserves for risks and charges” of the portion of grants which became available during the year												12,880						12,880
- Other changes	200	(200)																0
Net income for the year 2003																2,645,903		2,645,903

Balance at December 31, 2003	8,853,991	0	88,377	0	0	1,834,687	2,298	118,678	185	5,750	0	498,701	119,012	2,188,529	0	2,645,903	0	16,356,111

28

Statement of changes in shareholders’ equity (Continued)

(in thousands of euro)	Share capital	Capital increases awaiting registration in Companies Register	Additional paid-in capital	Additional paid-in capital on capital increases awaiting registration in Companies Register	Revaluation reserve Law No. 413/91	Legal reserve	Reserve for treasury stock in portfolio	Reserve Law No. 488/92	Reserve L.D. No. 124/93, ex art. 13	Reserve D.P.R. No. 917/86 ex art. 74	Special reserve	Reserve for capital grants	Miscellaneous reserves	Merger surplus reserve	Retained earnings	Net income for the year	Net income for the period	Total
Appropriation of 2002 profit (as voted by the Shareholders’ Meeting of May 6, 2004)
– Declaration of dividends (€0.1041 per ordinary share; €0.1151 per savings share)																(1,740,058)		(1,740,058)
– Other appropriations					1,129			23,687							881,029	(905,845)		0
Other changes:
– Conversion of 1,182,574 “Telecom Italia 1.5% 2001-2010 convertible bonds with a premium on redemption”	306		875															1,181
– Exercise of stock options	3,537		9,691															13,228
– Exercise of warrants for shares of Telecom Italia ex Olivetti 1999-2004			0															0
– Transfer from the “Reserves for risks and charges” of the portion of grants which became available during the period												9,236						9,236
Net income for the 9 months to September 30, 2004																	893,616	893,616

Balance at September 30, 2004	8,857,834	0	98,943	0	1,129	1,834,687	2,298	142,365	185	5,750	0	507,937	119,012	2,188,529	881,029	0	893,616	15,533,314

29

As far as future potential changes in share capital are concerned, at September 30, 2004, the following are still outstanding:

–	2,388,870,888 “Telecom Italia 1.5% 2001 – 2004 convertible bonds with a premium on redemption” (formerly known as “Olivetti 1.5% 2001 – 2004 convertible bonds with a premium on redemption”), including 116,204 bonds for which conversion into shares had already been requested on September 30, 2004, with the consequent reduction in the quantity of bonds still convertible with a contra-entry for a liability with future shareholders (the corresponding 54,791 ordinary shares for a par value of euro 30 thousand plus additional paid-in capital of euro 86 thousand were issued on October 14, 2004).

Such bonds originally allowed conversion into Olivetti shares, in a ratio of one Olivetti share for every bond converted.

As a result of the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital of the merging company and in light of the ratio indicated above, such bonds now allow the conversion to Telecom Italia shares in a ratio of 0.471553 Telecom Italia ordinary shares for every bond converted.

Against the above bonds that can still be converted, therefore, besides the above 54,791 shares, a further maximum 1,126,424,442 Telecom Italia ordinary shares could be issued, for a total par value of euro 619,533 thousand, plus additional paid-in capital of euro 1,769,221 thousand.

–	800,000 options of the ex Olivetti “Stock Option Plan 2002-2004”.

Such options were originally valid for the subscription of the same number of Olivetti shares at a price which, after the adjustment for the capital increases against payment by Olivetti in 2001, was equal to euro 3.308 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio indicated above, such options are now valid for the subscription of 0.471553 Telecom Italia ordinary shares each, at a price of about euro 7.015 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, a maximum 377,241 new Telecom Italia ordinary shares could be issued, for a total par value of euro 207 thousand, plus additional paid-in capital of euro 2,439 thousand.

–	5,940,000 options of the “Three-year Stock Option Plan February 2002-December 2004” ex Olivetti.

Such options were originally valid for the subscription of the same number of Olivetti shares at a price which, after the adjustment for the capital increases against payment by Olivetti in 2001, was equal to euro 2.515 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio indicated above, such options are now valid for the subscription of 0.471553 Telecom Italia ordinary shares each, at a price of about euro 5.333 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, a maximum 2,604,518 new Telecom Italia ordinary shares could be issued, for a total par value of euro 1,432 thousand, plus additional paid-in capital of euro 12,459 thousand.

–	3,147,309,291 options of the “Stock Option Plan 1999” ex Telecom Italia, net of 11,196,439 options for which exercise had already been requested at September 30, 2004 (the corresponding 36,958 shares for a par value of euro 20 thousand plus additional paid-in capital of euro 56 thousand were issued in October 2004).

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of euro 6.79 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio of 3.300871 new Telecom Italia S.p.A. (former Olivetti S.p.A.) ordinary shares for every old Telecom Italia ordinary share, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 2.057 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, besides the above 36,958 shares, a further maximum 10,388,791 new Telecom Italia ordinary shares could be issued, for a total par value of euro 5,714 thousand, plus additional paid-in capital of euro 15,656 thousand.

30

–	10,699,996 options of the “Stock Option Plan 2000” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of euro 13.815 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 4.185 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, a maximum 35,319,216 new Telecom Italia ordinary shares could be issued, for a total par value of euro 19,426 thousand, plus additional paid-in capital of euro 128,394 thousand.

–	32,080,000 options of the “Stock Option Plan 2001” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of euro 10.488 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 3.177 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, a maximum 105,891,314 new Telecom Italia ordinary shares could be issued, for a total par value of euro 58,240 thousand, plus additional paid-in capital of euro 278,213 thousand.

–	11,250,000 options of the “Stock Option Plan 2002 Top” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of euro 9.203 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about 2.788 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary, therefore, a maximum 37,134,780 new Telecom Italia ordinary shares could be issued, for a total par value of euro 20,424 thousand, plus additional paid-in capital of euro 83,110 thousand.

–	24,283,200 options of the “Stock Option Plan 2002” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at the following prices for each option held: 23,243,200 options at a price of euro 9.665, 840,000 options at a price of euro 7.952 and 200,000 options at the price of euro 7.721.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of, respectively, about euro 2.928, about euro 2.409 and about euro 2.339 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each beneficiary and the different subscription prices, therefore, a maximum 80,155,261 new Telecom Italia ordinary shares could be issued, for a total par value of euro 44,085 thousand, plus additional paid-in capital of euro 188,783 thousand.

The Shareholders’ Meeting of May 6, 2004 also conferred the Board of Directors with the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, the share capital for a maximum total amount of euro 880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part

(i)	to be offered as option rights to the shareholders and convertible bondholders, or

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the option rights, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

31

The resolutions for capital increases passed by the Board of Directors in exercising the aforementioned right shall establish the subscription price (including any additional paid-in capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the Board is not subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

Reserves for risks and charges	euro 759,149 thousand
(euro 777,327 thousand at December 31, 2003)

The reserves for risks and charges decreased by euro 18,178 thousand compared to December 31, 2003. The composition and changes in these reserves are described as follows:

	12/31/2003	Changes during the period					9/30/2004
(in thousands of euro)		Provisions	Utilizations	Released to income	Reclassi- fications/ Other	Total changes
Reserve for taxes, reserve for deferred taxes	119,410	800,155	(26,549)	—	(762,151)	11,455	130,865

Other reserves	657,917	38,742	(51,771)	(1,140)	(15,464)	(29,633)	628,284
Reserve for litigation	113,489	24,929	(22,362)	—	—	2,567	116,056
Reserve for capital grants	88,876	—	—	—	(9,236)	(9,236)	79,640
Reserve for losses of subsidiaries and affiliates	10,264	11,313	(250)	—	—	11,063	21,327
Reserve for corporate restructuring	121,144	—	(4,729)	—	—	(4,729)	116,415
Reserve for contractual risks and other risks	324,144	2,500	(24,430)	(1,140)	(6,228)	(29,298)	294,846

Total	777,327	838,897	(78,320)	(1,140)	(777,615)	(18,178)	759,149

Reserve for taxes, reserve for deferred taxes

These reserves amount to euro 130,865 thousand and increased by euro 11,455 thousand compared to December 31, 2003. The increase refers to the provision for income taxes for the period. Reclassifications refer to the set off of the reserve for taxes and the reserve for deferred taxes with taxes receivable and deferred tax assets.

Other reserves

Other reserves amount to euro 628,284 thousand and decreased by euro 29,633 thousand compared to December 31, 2003.

In particular:

•	the provision to the reserve for losses of subsidiaries and affiliates, euro 11,313 thousand, is principally due to losses in excess of the carrying values of Telecom Italia Learning Services for euro 10,036 thousand and Trainet for euro 1,000 thousand;

•	the movements in the reserve for contractual risks and other risks mainly regard utilizations for euro 24,430 thousand and reclassifications/other changes for euro 6,228 thousand.

Utilizations mainly refer to expenses incurred both for the dispute with OP Computers of euro 5,907 thousand and guarantees provided by Telecom Italia with regard to the sale of Telespazio (euro 5,867 thousand).

Reclassifications principally relate to transfers to the allowance for doubtful accounts of affiliated companies for a total of euro 5,328 thousand as a result of receivables due from Sky Italia waived by the Telecom Italia Group.

32

Reserve for employee termination indemnities	euro 1,035,429 thousand
(euro 972,413 thousand at December 31, 2003)

The reserve for employee termination indemnities increased by euro 63,016 thousand compared to December 31, 2003. The amount and changes during the period are presented below:

(in thousands of euro)
Balance at December 31, 2003	972,413

Changes during the period:
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the period plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	98,373
- Utilizations for:
• Indemnities paid to employees who took retirement or resigned during the period	(8,234)
• Advances	(7,285)
• Supplementary benefits (Telemaco)	(13,045)
• Substitute tax on the revaluation of the reserve	(3,067)
- Transfers to/from subsidiaries and other movements	(3,726)

Balance at September 30, 2004	1,035,429

Liabilities	euro 39,119,848 thousand
(euro 41,395,472 thousand at December 31, 2003)

Liabilities decreased by euro 2,275,624 thousand compared to December 31, 2003. Details are as follows :

	9/30/2004			12/31/2003
(in thousands of euro)	Financial	Trade and other	Total	Financial	Trade and other	Total
Debentures	12,660,489	—	12,660,489	9,764,983	—	9,764,983
Convertible debentures	2,827,904	—	2,827,904	4,159,570	—	4,159,570
Due to banks	887,380	—	887,380	1,191,094	—	1,191,094
Due to other lenders	665,308	—	665,308	781,885	—	781,885
Advances	—	28,603	28,603	—	22,273	22,723
Trade accounts payable	—	1,390,028	1,390,028	—	1,929,794	1,929,794
Accounts payable to subsidiaries	16,874,656	1,128,128	18,002,784	19,303,264	1,240,256	20,543,520
Accounts payable to affiliated companies	419	95,269	95,688	1,027	83,744	84,771
Taxes payable	70	624,025	624,095	23,430	355,650	379,080
Contributions to pension and social security institutions	—	574,590	574,590	626,769	—	626,769
Other liabilities	6,035	1,356,944	1,362,979	62,245	1,849,038	1,911,283

Total	33,922,261	5,197,587	39,119,848	35,287,498	6,107,974	41,395,472

Debentures	euro 12,660,489 thousand

Debentures include the following:

•	euro 6,898,572 thousand relating to notes issued under the “Global Note Program” as follows:

•	euro 2,500,000 thousand fixed-rate notes issued on February 1, 2002 in two tranches of euro 1,250,000 thousand each, maturing February 1, 2007 and February 1, 2012;

•	euro 3,000,000 thousand notes issued January 29, 2004, divided into three tranches: the first for euro 1,000,000 thousand, maturing October 29, 2007; the second for euro 750,000 thousand, maturing January 28, 2011; the third for euro 1,250,000 thousand, maturing January 29, 2019;

•	euro 110,000 thousand notes issued April 8, 2004, maturing March 30, 2009;

•	GBP 850 million notes (for an equivalent amount of euro 1,288,572 thousand) issued June 24, 2004, maturing June 24, 2019;

33

•	euro 211,917 thousand relating to the 2002 – 2022 notes reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy. The 20-year notes, with a face value of euro 50 each, issued at face value, are not listed and can only be traded with Telecom Italia at face value. The semi-annual interest is payable in arrears on January 1 and July 1 of every year and is indexed to the 6-month Euribor;

•	euro 2,500,000 thousand 2002-2012 fixed-rate notes originally subscribed to by the subsidiary Olivetti Finance N.V. (merged in Telecom Italia Finance effective June 1, 2004), issued June 26, 2002:

•	euro 1,400,000 thousand 2002-2012 fixed-rate notes originally subscribed to by the subsidiary Olivetti Finance N.V. (merged in Telecom Italia Finance effective June 1, 2004), issued December 23, 2002:

•	euro 1,500,000 thousand 2001-2011 fixed-rate notes subscribed to by Telecom Italia Finance, issued May 31, 2001:

•	euro 150,000 thousand 2001-2011 fixed-rate notes subscribed to by Telecom Italia Finance issued December 28, 2001.

Convertible debentures	euro 2,827,904 thousand

Details are as follows:

(in thousands of euro)	12/31/2003	Changes during the period	9/30/2004
Telecom Italia 1.5% 2001-2004 convertible notes with a premium on redemption
. Residual face value	1,266,268	(1,266,268)	—
. Premium on redemption	64,296	(64,296)	—

Total	1,330,564	(1,330,564)	—

Telecom Italia 1.5% 2001-2010 convertible notes with a premium on redemption
. Residual face value	2,389,802	(931)	2,388,871
. Premium on redemption	439,204	(171)	439,033
Total	2,829,006	(1,102)	2,827,904

TOTAL	4,159,570	(1,331,666)	2,827,904

Telecom Italia 1.5% 2001 – 2004 convertible bonds with a premium on redemption were fully repaid on January 1, 2004.

Due to banks	euro 887,380 thousand

Due to banks decreased by euro 303,714 thousand compared to December 31, 2003. They include medium/long-term debt totaling euro 518,046 thousand and short-term borrowings amounting to euro 369,334 thousand, relating to bank overdrafts.

Due to other lenders	euro 665,308 thousand

Due to other lenders decreased by euro 116,577 thousand compared to December 31, 2003. They consist of medium/long-term financing totaling euro 455,430 thousand and short-term loans payable amounting to euro 209,878 thousand.

Medium/long-term financing principally refers to liabilities for transactions in derivatives (euro 239,351 thousand) put into place with various banks to hedge loans made by subsidiaries, loans made by Cassa Depositi ePrestiti (euro 176,218 thousand) and by the Fondo per l’innovazione tecnologica (euro 34,459 thousand).

Short-term loans refer almost entirely to loans made by TI Securitisation Vehicle S.r.l. (euro 209,814 thousand) deriving from excess financial resources generated by securitization transactions.

Trade accounts payable	euro 1,390,028 thousand

Trade accounts payable decreased by euro 539,766 thousand compared to December 31, 2003. The balance includes euro 287,027 thousand due to other telecommunications operators.

34

Accounts payable to subsidiaries	euro 18,002,784 thousand

Accounts payable to subsidiaries decreased by euro 2,540,736 thousand compared to December 31, 2003. They consist of financial payables, trade accounts payable and other payables. Financial payables (euro 16,874,656 thousand) refer to current account transactions negotiated at market rates for cash management purposes and mainly include loans payable to Telecom Italia Finance (euro 12,979,857 thousand), Telecom Italia Capital (euro 3,223,467 thousand), TIM (euro 498,684 thousand) and Telecom Italia Sparkle (euro 59,806 thousand). Trade accounts payable (euro 1,085,364 thousand) mainly consist of accounts payable to TIM (euro 168,691 thousand), Telecom Italia Sparkle (euro 240,457 thousand), and Telecom Italia Media (euro 31,801 thousand) for the portion of TLC services invoiced by Telecom Italia to customers, and IT Telecom (euro 553,674 thousand) for supply transactions. Other payables (euro 42,764 thousand) mainly refer to payable payables for capital contributions particularly to Path.Net (euro 18,074 thousand), and sundry payables to IT Telecom (euro 9,324 thousand) and Telecom Italia Sparkle (euro 6,681 thousand).

Accounts payable to affiliated companies	euro 95,688 thousand

Accounts payable to affiliated companies increased by euro 10,917 thousand compared to December 31, 2003. They consist of financial payables, trade accounts payable and other payables. Financial payables (euro 419 thousand) refer to current account transactions negotiated at market rates for cash management purposes mainly due to Consorzio Telcal (euro 405 thousand). Trade accounts payable (euro 95,269 thousand) mainly refer to supply transactions with Italtel (euro 68,461 thousand) and Siemens Informatica (euro 15,329 thousand) and rents payable to Tiglio II (euro 4,712 thousand).

Taxes payable	euro 624,095 thousand

Taxes payable increased by euro 245,015 thousand, compared to December 31, 2003, and mainly refer to:

•	VAT payable, euro 574,701 thousand;

•	withholding taxes payable to the Italian Treasury as the substitute taxpayer, euro 28,475 thousand;

•	local other taxes payable, euro 20,850 thousand.

Contributions to pension and social security institutions	euro 574,590 thousand

Contributions to pension and social security institutions decreased by euro 52,179 thousand compared to December 31, 2003 They include amounts owed to social security and health institutions with regard to personnel. These specifically comprise euro 529,869 thousand payable to INPS for the estimated charges assessed pursuant to Law No. 58/1992, described under the accounting policies.

Other liabilities	euro 1,362,979 thousand

Other liabilities decreased by euro 548,304 thousand compared to December 31, 2003. They include, in particular, liabilities for:

•	customer-related items totaling euro 757,586 thousand, comprising, among other things, deposits by subscribers against telephone conversations and pre-billed basic charges;

•	employee-related items amounting to euro 445,094 thousand.

35

Accrued expenses and deferred income	euro 1,695,934 thousand
(euro 2,448,626 thousand at December 31, 2003)

Accrued expenses and deferred income decreased by euro 752,692 thousand compared to December 31, 2003, and included the following:

(in thousands of euro)	12/31/2003	9/30/2004
Accrued expenses
. trade	89	8,082
. financial	1,828,233	844,356
. other	—	19

	1,828,322	852,457

Deferred income
. trade	504,084	738,189
. financial	3,880	3,695
. other	112,340	101,593
. of which capital grants (unavailable portion)	110,532	97,376

	620,304	843,477

Total	2,448,626	1,695,934

Accrued trade expenses primarily relate to lease payments.

Accrued financial expenses mainly regard interest on long-term loans from subsidiaries (euro 328,540 thousand) relating entirely to Telecom Italia Finance, interest on bonds (euro 424,072 thousand), as well as interest on derivative financial transactions (euro 68,661 thousand).

Deferred income mainly includes pre-billed basic subscriber charges, rentals and maintenance of telephone equipment (euro 602,713 thousand), interconnecting fees and line lease revenues from Telecom Italia Sparkle and TIM, the unavailable portion of capital grants received after December 31, 1992 and financial items principally connected with loans to employees.

* * *

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 4.

Disclosure required by art. 2427, art. 6 of the Italian Civil Code regarding the breakdown of liabilities by geographical area is presented in Annex 5.

36

MEMORANDUM ACCOUNTS

Memorandum accounts total euro 24,916,517 thousand at September 30, 2004 and can be analyzed as follows:

Guarantees provided	euro 24,795,190 thousand

Guarantees provided consist of sureties (net of counter-guarantees received totaling euro 1,328,533 thousand), of which euro 24,522,456 thousand are provided on behalf of subsidiaries, euro 145,543 thousand on behalf of affiliated companies and euro 127,191 thousand on behalf of others. The guarantees are given mainly in respect of the notes issued by Telecom Italia Finance (under the Global Medium Term Note Program) for euro 19,973,351 thousand, by Telecom Italia Capital for euro 4,271,094 thousand, and other medium/long-term financial transactions, supply contracts and guarantees on bids to acquire licenses abroad.

Purchases and sales commitments	euro 107,384 thousand

This item consists of commitments for purchases of euro 101,249 thousand and commitments for sales of euro 6,135 thousand.

Commitments for purchases particularly include future lease obligations plus related purchase options (euro 56,268 thousand).

Commitments for sales refer to the sale of the investment in LI.SIT to Lombardia Informatica for euro 1,573 thousand, at the expiry of the contract (September 15, 2009), as well as the commitment to sell the 80.1% holding in Atesia for euro 4,562 thousand (transaction finalized on November 12, 2004).

Other memorandum accounts	euro 13,943 thousand

Other memorandum accounts mainly refer to assets of third parties on loan, on deposit for safekeeping and securities of third parties held as guarantees.

***

Moreover:

•	the Company issued weak letters of patronage totaling euro 967,257 thousand, chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;

•	assets held by third parties on loan, on deposit for safekeeping or for similar purposes amount to euro 212,453 thousand, and mainly consist of equipment leased to customers;

•	guarantees provided by others for company obligations amount to euro 530,876 thousand to guarantee the proper performance of non-financial contractual obligations;

•	the shares of employees and private shareholders deposited at September 30, 2004 with Telecom Italia, and therefore subdeposited with Monte Titoli S.p.A., are equal to euro 66,243 thousand, whereas those awaiting assignment or in the process of being replaced total euro 67 thousand

•	the expense fund to safeguard the holders of savings shares, set up by resolution of the Shareholders’ Meeting of June 21, 1999, amounts to euro 2,087 thousand at September 30, 2004;

•	the total amount of commitments at September 30, 2004 for building lease obligations on contracts covering periods between 9 and 21 years amount to euro 4,089,641 thousand.

Derivative financial instruments

Transactions in derivative financial instruments at September 30, 2004 include combined cross currency & interest rate swaps (to covert some loan contracts in British pounds, US dollars and JPY to euro) and interest rate swaps (to covert loans originally at floating interest rates to fixed interest rates and to convert the indexing of debt linked with domestic parameters to the 6-month Euribor). The following table shows the notional values of the derivatives hedging medium/long-term debt at September 30, 2004.

DESCRIPTION	Notional amount in millions of euro
Floating to fixed IRS transactions put into place by Telecom Italia S.p.A.	6
Floating to floating IRS transactions put into place by Telecom Italia S.p.A.	197
CCIRS transactions put into place by Telecom Italia S.p.A. (*)	5,193

TOTAL	5,396

37

*	The protection structure is conditional on the loans being maintained performing by Telecom Italia S.p.A. for euro 345 million.

•	The floating to fixed IRS transactions (4.68%) put into place by Telecom Italia S.p.A. for a notional amount of euro 6 million refer to EIB loans at floating rates;

•	The floating to floating IRS transactions put into place by Telecom Italia S.p.A. for a notional amount of euro 197 million refer to the indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the 6-month Euribor;

•	CCIRS transactions put into place by Telecom Italia S.p.A. amounting to euro 5,193 million refer:

•	for euro 3,409 million, to the floating rate infragroup loan in USD, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of US$ 4,000 million, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for euro 851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for euro 1,709 million, of which euro 470 million through two distinct and linked transactions ;

•	semiannual 5.99% fixed rate in euro maturing November 2033 for euro 849 million.

Moreover, against the issue of fixed rate bonds for USD 4,000 million (euro 3,223 million at the euro/USD exchange rate of September 30, 2004), Telecom Italia Capital S.A. signed IRS contracts converting the semiannual 4% fixed rate coupon on USD 1,000 million maturing November 2008, the 5.25% rate on USD 2,000 million maturing November 2013, the 6.38% rate on USD 1,000 million maturing November 2033 to quarterly floating rates in USD;

•	for euro 174 million, with reference to the Dual Currency loan with a notional principal of JPY 20 billion with a 5% fixed interest rate with a step-up of +0.45% in USD maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place:

•	by Telecom Italia S.p.A., a CCIRS in which Telecom Italia S.p.A., with regard to the infragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A.;

•	by Telecom Italia S.p.A., an IRS with the conversion of the semiannual floating rate in euro to a 6.13% fixed rate up to October 2004 and after that to an annual 6.68% fixed rate (or a semiannual floating rate in euro as elected by the counterpart) up to maturity;

•	for euro 171 million with reference to the bonds 2002/2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032 originally issued by Olivetti Finance N.V., the following was put into place:

•	by Telecom Italia S.p.A., a CCIRS contract on a floating rate infragroup loan in JPY in which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A.;

•	for euro 150 million, CCIRSs linked to an EIB loan in USD with conversion to a floating rate in euro;

•	for euro 1,289 million, with regard to bonds 2004/2019 with an annual 6.375% fixed rate in GBP, maturing June 2019, CCIRSs with three-year maturities with conversion to the semiannual Euribor.

At September 30, 2004, Telecom Italia S.p.A. has exchange rate transactions put into place for treasury management purposes for a notional amount of euro 180 million.

Consistent with the accounting principles disclosed previously, the negative difference, if any, on the valuation of the above detailed derivative financial instruments at fair value, is recognized in the statement of income under financial expenses.

38

STATEMENTS OF INCOME

PRODUCTION VALUE	euro 11,989,264 thousand
(euro 12,077,438 thousand in the first nine months of 2003)

Production value includes the following captions:

Sales and service revenues	euro 11,793,169 thousand

Sales and service revenues decreased by euro 79,057 thousand compared to the first nine months of 2003 and are shown gross of the amount due to other operators (euro 2,250,267 thousand), which are included in “service costs“.

The breakdown of revenues by business segment, expressly required by art. 2427, point 10, of the Italian Civil Code, is presented in the following table, while the breakdown of revenues by geographical area, also required by the same article of the Italian Civil Code, is presented in Annex 5.

Breakdown by business segment

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Sales:
- telephone products	372,985	241,923	131,062
- other goods	192	193	(1)

	373,177	242,116	131,061

Services:
- Traffic	4,882,953	5,148,313	(265,360)
- Basic subscription charges (of which)	5,948,010	5,896,528	51,482
. for lines leased to other TLC operators	834,171	863,992	(29,821)
- Fees	255,202	210,776	44,426
- Miscellaneous income	333,827	374,493	(40,666)

	11,419,992	11,630,110	(210,118)

Total	11,793,169	11,872,226	(79,057)

Traffic revenues are detailed as follows:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
• Retail traffic:
- phone	3,437,352	3,550,296	(112,944)
- internet (online dial-up and ADSL)	390,507	351,254	39,253
- VAS and data	505,004	713,114	(208,110)
	4,332,863	4,614,664	(281,801)

• National wholesale traffic	550,090	533,649	16,441

Total	4,882,953	5,148,313	(265,360)

Revenues from basic subscription charges are detailed below:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
• Retail subscription charges:
- phone	3,711,161	3,769,575	(58,414)
- ADSL	264,754	164,827	99,927
- VAS and data	1,137,840	1,098,134	39,706
	5,113,755	5,032,536	81,219

• National wholesale subscription Charges	834,255	863,992	(29,737)

Total	5,948,010	5,896,528	51,482

39

Revenues from fees to activate service are detailed below:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
• Retail fees:
- phone	113,116	96,412	16,704
- ADSL	49,265	6,699	42,566
- VAS and data	34,737	23,931	10,806
	197,118	127,042	70,076

• National wholesale fees	58,084	83,734	(25,650)

Total	255,202	210,776	44,426

Revenues from sales (euro 373,177 thousand) increased by euro 131,061 thousand compared to the first nine months of 2003. The increase is mainly due to higher sales of cordless phones (in particular, the Aladino model) and web service products.

Transactions for revenues from sales and services with subsidiaries and affiliated companies total euro 946,300 thousand. In particular, they refer to:

•	TIM (euro 453,567 thousand) - revenues for mobile-fixed interconnections and lines leased;

•	Telecom Italia Media (euro 118,208 thousand) – telecommunications services;

•	Teleleasing (euro 95,790 thousand) - sales of telecommunications products and services;

•	Path.Net (euro 84,712 thousand) - TLC services and infrastructures dedicated to the Public Administration;

•	Telecom Italia Sparkle (euro 45,225 thousand) – telecommunications services;

•	LI.SIT. (euro 29,001 thousand) – supply of health cards to the Lombardy Region;

•	IT Telecom (euro 26,834 thousand) – telecommunications services.

Changes in inventory of contract work in process	euro 9,544 thousand

Changes in inventory of contract work in process represents the increase for new work (in particular, for LI.SIT., the sanitary paper for the Lombardy Region) and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs	euro 55,643 thousand

These consist entirely of capitalized labor costs. Increases in capitalized internal construction costs rose by euro 15,283 thousand compared to the first nine months of 2003.

Other revenues and income	euro 130,908 thousand

Other revenues and income decreased by euro 28,294 thousand compared to the first nine months of 2003. They include the following:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Operating grants	2,666	7,661	(4,995)
Gains on disposal of assets used in the production process	3,541	3,161	380
Reimbursements of costs for employees on loan at Group companies	16,683	21,044	(4,361)
Capital grants recorded in income	14,783	18,044	(3,261)
Late payment fees	50,734	58,954	(8,220)
Indemnification, reimbursements and recoveries and other miscellaneous income	42,501	50,338	(7,837)

Total	130,908	159,202	(28,294)

40

Transactions involving other revenues and income with subsidiaries and affiliated companies total euro 46,818 thousand. They refer to the recovery of costs for personnel on loan and sundry services, mainly in respect of:

•	TIM (euro 14,412 thousand);

•	Telecom Italia Sparkle (euro 10,221 thousand);

•	IT Telecom (euro 9,433 thousand);

•	Finsiel (euro 3,227 thousand).

PRODUCTION COSTS	euro 8,733,176 thousand

(euro 8,908,163 thousand in the first nine months of 2003)

Production costs include the following:

Raw materials, supplies and merchandise	euro 339,488 thousand

Raw materials, supplies and merchandise increased by euro 97,116 thousand, compared to the first nine months of 2003 (euro 242,372 thousand), mainly on account of higher purchases of telephone equipment for sale to customers.

They principally include “costs for purchases of telephone equipment to be resold to customers” for euro 171,741 thousand, “costs for purchases of inventory materials” for euro 122,402 thousand, “costs for purchases of materials for the management of corporate assets” for euro 24,643 thousand and “costs for purchases of supply materials” for euro 17,751 thousand.

Raw materials, supplies and merchandise costs include transactions with subsidiaries and affiliated companies of euro 29,939 thousand mainly in reference to IT Telecom (euro 12,029 thousand), Teleleasing (euro 7,329 thousand), TIM (euro 1,750 thousand) and Olivetti Tecnost (euro 2,947 thousand).

Services	euro 3,825,376 thousand

Costs for services decreased by euro 18,655 thousand compared to the first nine months of 2003. They consist of the following:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Advertising and promotion	107,816	100,492	7,324
Selling expenses	204,263	187,882	16,381
Maintenance	225,543	164,851	60,692
Professional and consulting fees	114,989	112,734	2,255
Electricity and water	119,151	121,660	(2,509)
Telephone bill mailing expenses	32,531	32,313	218
Interconnection costs	26,213	26,640	(427)
Insurance	20,399	17,657	2,742
Amounts due to other operators	2,250,267	2,337,705	(87,438)
Distribution and logistics expenses	36,167	33,699	2,468
Other services	688,037	708,398	(20,361)

Total	3,825,376	3,844,031	(18,655)

Service costs include euro 1,622,607 thousand of transactions with subsidiaries and affiliated companies. They mainly regard:

•	TIM (euro 746,494 thousand) - telecommunications services and interconnection costs;

•	IT Telecom (euro 253,834 thousand) – professional fees, maintenance and selling expenses;

•	Telecom Italia Sparkle (euro 276,745 thousand) – telecommunications services and interconnection costs;

•	Telecom Italia Media (euro 136,594 thousand) – telecommunications services and selling expenses;

•	Telenergia (euro 97,139 thousand) – electricity;

•	Atesia (euro 13,213 thousand) – outsourcing costs for call center and assistance activities.

41

Use of property not owned	euro 444,940 thousand

Use of property not owned decreased by euro 87,778 thousand, compared to the first nine months of 2003, mainly due to the absence of costs for the purchase of satellite capacity after Telespazio directly took over business dealings with the satellite consortia.

These costs consist of:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Rentals	347,206	333,343	13,863
Hires	80,458	186,725	(106,267)
Lease installments	13,870	11,091	2,779
Other	3,406	1,559	1,847

Total	444,940	532,718	(87,778)

This item comprises euro 191,284 thousand of costs for the use of property not owned relating to transactions with subsidiaries and affiliated companies, specifically with Tiglio I (euro 45,310 thousand) and Tiglio II (euro 18,685 thousand) for building rentals, Telecom Italia Sparkle (euro 58,063 thousand) for line leases, IT Telecom (euro 20,739 thousand) for hardware and software rentals, Teleleasing (euro 3,928 thousand) for hire and leasing installments.

Personnel costs	euro 1,788,878 thousand

Personnel costs decreased by euro 63,952 thousand compared to the first nine months of 2003. They comprise “wages and salaries” (euro 1,258,785 thousand), “social security contributions” (euro 401,740 thousand), employee “termination indemnities” (euro 98,374 thousand) and “other costs” (euro 29,979 thousand). Personnel costs include the costs of employees on loan to other Group companies (euro 16,683 thousand) and recovered from the same Group companies; the income from the recovery of such costs is recorded in “Other revenues and income”.

A comparative breakdown of the average number of employees by professional category in the first nine months of 2004 is presented as follows:

	9 months to 9/30/2004	9 months to 9/30/2003
Executives	904	927
Middle management	1,975	1,884
Clerical staff	47,144	46,297
Technicians	234	4,310

Total	50,257	53,418

Amortization, depreciation and writedowns	euro 2,061,657 thousand

Details of this caption are provided as follows:

Amortization of intangible assets	euro 426,637 thousand

Amortization of intangible assets increased by euro 9,506 thousand, compared to the first nine months of 2003, and refers to the following assets:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Start-up and expansion costs	8,628	20,794	(12,166)
Industrial patents and intellectual property rights	399,072	374,848	24,224
Concessions, licenses, trademarks and similar rights	68	7,480	(7,412)
Goodwill	201	120	81
Other intangibles	18,668	13,889	4,779

Total	426,637	417,131	9,506

42

Depreciation of fixed assets	euro 1,576,641 thousand

Depreciation of fixed assets decreased by euro 115,170 thousand compared to the first nine months of 2003, and refers to the following assets:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Land and building	57,782	60,296	(2,514)
Plant and machinery	1,494,774	1,589,182	(94,408)
Manufacturing and distribution equipment	5,478	8,559	(3,081)
Other fixed assets	18,607	33,774	(15,167)

	1,576,641	1,691,811	(115,170)

Writedowns of receivables included in current assets and liquid assets	euro 58,379 thousand

This caption includes the provision to the allowance for doubtful trade customers. accounts receivables from

Changes in inventories of raw materials, supplies and merchandise	- euro 42,104 thousand

The change reflects purchases of equipment destined for sale and goods for maintenance unused and also takes into account writedowns for obsolete materials and materials with diminished utilization. The amount primarily refers to inventories connected with the marketing of Aladino cordless phone and videophones.

Provisions for risks	euro 24,929 thousand

Provisions for risks refer to provisions made to the “reserve for litigation” to cover expenses connected with the probable outcome of disputes with third parties.

Miscellaneous operating costs	euro 290,012 thousand

Miscellaneous operating costs increased by euro 60,729 thousand, compared to the first nine months of 2003, and include the following:

Losses on disposal of assets	euro 15,938 thousand

These losses mainly refer to the disposal of fixed assets.

TLC operating fees	euro 17,360 thousand

TLC operating fees mainly include the fee for the assignment of available numbers (euro 6,575 thousand) and the fee for the use of radio frequencies (euro 6,487 thousand) established by the Ministerial Decree of February 5, 1998, in addition to the fee for the operation of the regulatory body (euro 3,983 thousand).

Other miscellaneous costs	euro 256,714 thousand

Other miscellaneous costs increased by euro 53,012 thousand, compared to the first nine months of 2003, and include the following:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
• other indirect duties and annual taxes, relating mainly to local property taxes, local duties, stamp and register tax, vehicle tax, production and electrical energy consumption taxes and permits and government concession taxes	69,323	74,500	(5,177)
• association dues and membership fees	12,667	13,263	(596)
• losses due to settlements	63,549	17,979	45,570
• losses on the sale of receivables	59,231	41,957	17,274
• other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance	51,944	56,003	(4,059)

Total	256,714	203,702	53,012

43

FINANCIAL INCOME AND EXPENSE	- euro 1,276,892 thousand
(- euro 1,279,337 thousand in the first nine months of 2003)

Financial income and expense shows an expense balance of euro 1,276,892 thousand. Details are as follows:

(in thousands of euro)		9 months to 9/30/2004	9 months to 9/30/2003	Change
Income from equity investments	(A)	16,464	680,274	(663,810)
Other financial income	(B)	154,538	77,766	76,772
Interest and other financial expense	(C)	1,447,467	2,042,273	(594,806)
Foreign exchange gains and losses	(D)	(427)	4,896	(5,323)

Total	(A+B-C+D)	(1,276,892)	(1,279,337)	2,445

Income from equity investments refers to the following:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Dividends from subsidiaries, affiliated companies and other companies	12,126	601,058	(588,932)
Other income from equity investments	4,338	79,216	(74,878)

Total	16,464	680,274	(663,810)

Dividends from subsidiaries, affiliated companies and other companies mainly refer to TIM shares recorded in current assets (euro 9,804 thousand). Dividends decreased by euro 588,932 thousand, compared to the first nine months of 2003, following the collection, in the period under comparison, of both dividends pre-merger by the merged company Telecom Italia (euro 511,245 thousand), and the reserves of the subsidiary TIM (euro 80,770 thousand).

Other income from equity investments refer to the recovery of the share premium from the company LI.SIT. and decreased by euro 74,878 thousand owing to the elimination of the tax credit on dividends following the tax reform introduced by Legislative Decree No. 344/2003.

Other financial income includes the following:

	9 months to 9/30/2004			9 months to 9/30/2003	Change
(in thousands of euro)	Included in long- term investments	Included in current assets	Total
Interest and fees on:
• accounts receivable
. from subsidiaries	2,784	23,782	26,566	25,126	1,440
. from affiliated companies	1,578	48	1,626	5,199	(3,573)
. other	5,355		5,355	8,837	(3,482)
• securities	—	241	241	1,642	(1,401)
• banks and the Postal Administration	—	15,752	15,752	10,981	(4,771)

	9,717	39,823	49,540	51,785	(2,245)

Income on derivative financial instruments			88,885	14,661	74,224
Other income			16,113	11,320	4,793

			154,538	77,766	76,772

Other financial income includes euro 28,218 thousand of interest and fees on receivables from subsidiaries and affiliated companies, almost all of which refers to accrued interest on current accounts for cash management purposes, mainly with:

•	Olivetti Tecnost (euro 9,017 thousand);

•	IT Telecom (euro 5,909 thousand);

44

•	Stet Hellas (euro 2,560 thousand) relating to income on long-term receivables described in the note on long-term investments;

•	Telecom Italia Finance (euro 2,039 thousand, financial fees);

•	TIM (euro 1,326 thousand).

Interest and other financial expense can be analyzed as follows:

	9 months to 9/30/2004			9 months to 9/30/2003	Change
(in thousands of euro)	Medium/long -term debt	Short-term borrowings	Total
Interest and fees paid to subsidiaries	424,495	141,801	566,296	657,199	(90,903)
Interest and fees paid to affiliated companies	—	167	167	254	(87)
Interest and fees paid to others and miscellaneous expenses
• on due to banks	14,191	6,569	20,760	90,060	(69,300)
• on debentures	596,799	—	596,799	1,093,328	(496,529)
• on due to other lenders	8,315	11,013	19,328	24,366	(5,038)
• on other items
- Accrued portion of issue discounts and similar charges on loans	—	41,942	41,942	45,852	(3,910)
- Provision to the allowance for doubtful accounts for the “Deferred Purchasing Price”	—	9,755	9,755	19,993	(10,238)
- Expenses on derivative financial instruments	—	153,886	153,886	44,008	109,878
- Other financial expense	14,417	24,117	38,534	67,213	(28,679)

Total	1,058,217	389,250	1,447,467	2,042,273	(594,806)

Interest on debentures (euro 596,799 thousand) includes interest by Telecom Italia Finance (euro 296,483 thousand) for bonds subscribed to by this company and described in a specific note.

Interest and other financial expense includes euro 566,293 thousand of interest and fees on payables to subsidiaries and affiliated companies principally with regard to:

•	Telecom Italia Finance (euro 430,440 thousand), Olivetti Holding B.V. (euro 43,273 thousand), Telecom Italia Capital (euro 55,389 thousand) and TIM (euro 29,693 thousand) – mainly for interest expenses accrued on current accounts for cash management purposes.

Foreign exchange gains and losses include the following:

(in thousands of euro)		9 months to 9/30/2004	9 months to 9/30/2003	Change
Foreign exchange gains
. from amounts realized		1,966	11,441	(9,475)
. from adjustments		3,693	6,520	(2,827)

Total	(A)	5,659	17,961	(12,302)

Foreign exchange losses
. from amounts realized		2,661	3,013	(352)
. from adjustments		3,425	10,052	(6,627)

Total	(B)	6,086	13,065	(6,979)

Total	(A-B)	(427)	4,896	(5,323)

45

VALUE ADJUSTMENTS TO FINANCIAL ASSETS	euro 5,317 thousand

(- euro 237,067 thousand in the first nine months of 2003)

Value adjustments to financial assets include upward adjustments (euro 60,810 thousand) and writedowns of equity investments (euro 55,409 thousand) and writedowns of securities, other than equity investments, included in current assets (euro 84 thousand).

Upward adjustments relate to the writeback of value regarding the investment in Olivetti Tecnost (euro 60,000 thousand) carried out when the underlying assumption which gave rise to the writedowns in prior years no longer applied.

The writedowns of equity investments regarded the following companies:

			9 months to 9/30/2004			9 months to 9/30/2003	Change
(in thousands of euro)			Writedowns to carrying values	Writedowns recorded in the reserve for losses of subsidiaries and affiliates	Total
Included in long-term investments
. Netesi			79	—	79	1,950	(1,871)
. EPIClink			3,729	—	3,729	—	3,729
. Latin American Nautilus			7,093	—	7,093	12,506	(5,413)
. TILAB S.A.			48	277	325	7,062	(6,737)
. IT Telecom			25,659	—	25,659	101,227	(75,568)
. Sky Italia			—	—	—	64,248	(64,248)
. Telecom Italia Learning Services			2,521	10,036	12,557	32,631	(20,074)
. Olivetti Tecnost			—	—	—	16,571	(16,571)
. Olivetti International			—	—	—	33,200	(33,200)
. Trainet			—	1,000	1,000	900	100
. Olivetti Finance			—	—	—	3,611	(3,611)
. Telecom Italia America Latina			—	—	—	1,533	(1,533)
. Edotel			—	—	—	6,759	(6,759)
. Loquendo			329	—	329	—	329
. Siosistemi			—	—	—	1,405	(1,405)
. LI.SIT			4,338	—	4,338	—	4,338
. PAR.FIN			255	—	255	—	255
. Other companies			12	—	12	8,022	(8,010)

	(A	)	44,063	11,313	55,376	291,625	(236,249)

Included in short-term financial assets
. TIM			—	—	—	12,031	(12,031)
. Telecom Italia Media			20	—	20	33	(13)
. Portal Software			13	—	13	—	13
. Biesse			—	—	—	121	(121)
. Other companies			—	—	—	3	(3)

	(B	)	33	—	33	12,188	(12,155)

Total	(A+B	)	44,096	11,313	55,409	303,813	(248,404)

46

EXTRAORDINARY INCOME AND EXPENSE	- euro 320,742 thousand
(- euro 274,826 thousand in the first nine months of 2003)

Details of the balance are as follows:

(in thousands of euro)			9 months to 9/30/2004	9 months to 9/30/2003	Change
Income
. gains on disposals			10,523	32,969	(22,446)
. elimination of tax interference			932	—	932
. release of liability and reserve for risks for grants under Law 488/1998			—	921,872	(921,872)
. recoveries under Law 58/1992 and damage compensation			7,725	4,709	3,016
. other			24,420	30,009	(5,589)

	(A	)	43,600	989,559	(945,959)

Expense
. expenses under Law 58/1992			123,075	122,490	585
. losses on sale of Seat Pagine Gialle			—	347,703	(347,703)
. loss on sale of buildings			—	40,096	(40,096)
. provisions and writedowns of equity investments			112,416	146,139	(33,723)
. restructuring costs (employee reduction plans, territorial and other layoffs, CIGS)			59,572	75,645	(16,073)
. prior period expenses for telephone cards			—	56,434	(56,434)
. expenses on Olivetti/Telecom Italia merger and sale of Nuova Seat			—	173,037	(173,037)
. expenses for Pagine Italia settlement			—	55,000	(55,000)
. prior years’ receivables writeoffs			—	182,992	(182,992)
. expenses for damages by third parties			14,142	13,022	1,120
. expenses and provisions for corporate transactions			6,348	6,000	348
. prior years’ taxes			1,271	4,698	(3,427)
. other			47,518	41,129	6,389

	(B	)	364,342	1,264,385	(900,043)

Total	(A-B	)	(320,742)	(274,826)	(45,916)

Extraordinary income, equal to euro 43,600 thousand, relates to the following:

•	gains (euro 10,523 thousand) realized principally on the sale of a part of Pirelli Real Estate shares (euro 9,044 thousand) and the sale of the “Document Management” business segment (euro 1,000 thousand);

•	elimination of prior period tax interference (euro 932 thousand), pursuant to Legislative Decree No. 6 dated January 17, 2003, as amended, introducing the reform of corporate law, following accelerated depreciation taken in prior years by the acquiring company Olivetti as allowed by tax laws;

•	recovery of expenses from companies of the Group relating to Law 58/1992 (euro 1,540 thousand) and from third parties for damage compensation (euro 6,185 thousand);

•	other prior period income of euro (euro 24,420 thousand).

The reduction of euro 945,959 thousand, compared to the first nine months of 2003, is principally attributable to prior period income (euro 921,872 thousand) booked in 2003 as a result of the elimination of the telecommunications license fee and lower gains on the sale of fixed assets and long-term investments.

Extraordinary expense, equal to euro 364,342 thousand, comprises the following:

•	expenses under Law 58/1992 (euro 123,075 thousand) to cover employees under the former fund “Telephone Employees Pension Fund” (FPT), which became part of the general “Employees Pension Fund”, in accordance with the 2000 Finance Bill;

47

•	provisions on the equity investment in Telecom Italia Media (euro 112,416 thousand);

•	expenses (euro 59,572 thousand) for corporate restructuring relating to employee cutbacks and layoffs;

•	expenses for damages sustained to the assets as a result of natural disasters or caused by third parties (euro 14,142 thousand);

•	expenses (euro 3,848 thousand) following the guarantees connected with corporate transactions and the provisions associated with the sale of the “Document Management” business segment (euro 2,500 thousand);

•	prior period taxes (euro 1,271 thousand);

•	other prior period expenses (euro 47,518 thousand).

The reduction of euro 900,043 thousand, compared to the first nine months of 2003, is essentially due to the posting of the following items in 2003:

•	loss on the sale of Nuova Seat Pagine Gialle (euro 347,703 thousand);

•	expenses connected with the Olivetti - Telecom Italia merger and the sale of the company Nuova Seat Pagine Gialle (euro 173,037 thousand);

•	prior period expenses relating to both the writeoff of accounts receivables balances in prior years (euro 182,992 thousand) and the adjustment of estimates regarding the value of prepaid telephone cards (euro 56,434 thousand);

•	writedowns of the investments in EPIClink (euro 105,991 thousand) and Loquendo (euro 10,148 thousand) and provisions for guarantees provided upon the sale of the satellite consortia (euro 30,000 thousand);

•	expenses relating to the settlement with Pagine Italia (euro 55,000 thousand).

Income taxes for the period, current and deferred	euro 770,155 thousand

Income taxes for the period totaling euro 770,155 thousand consist of current income taxes calculated on the basis of the best possible estimate using available information and on a reasonable projection of performance for the year up to the end of the tax period.

Income taxes increased by euro 1,404,236 thousand compared to the corresponding period of 2003 which, as stated, had benefited from the posting of deferred tax credits (euro 1,286,000 thousand) which became recoverable thanks to the Olivetti – Telecom Italia merger.

* *

The following Annexes numbered 1 to 6 are an integral part of these notes.

48

ANNEXES

ANNEX 1

LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

	12/31/2003										9/30/2004
(in thousands of euro)	Cost	Upward adjust- ments	Writedowns	Carrying value	Purchases / Subscrip- tions	Reclassi- fications/	Disposals(1)	Writedowns(-) / Writebacks of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Writedowns	Carrying value
Equity investments in subsidiaries
ATESIA	3,707	—	—	3,707		(380)				(380)	3,327	—	—	3,327
Consorzio Energia Gruppo Telecom Italia	5	—	—	5						—	5	—	—	5
DOMUS ACCADEMY	2,400	—	—	2,400						—	2,400	—	—	2,400
EDOTEL	9,056	—	(6,914)	2,142	1,459	1,200		46		2,705	4,847	—		4,847
EMSA SERVIZI	5,000	—	—	5,000						—	5,000	—	—	5,000
EPIClink	450	—	(450)	—						—	450	—	(450)	—
FINSIEL	364,680	—	(115,000)	249,680						—	364,680	—	(115,000)	249,680
I.T. TELECOM	171,521	—	(114,871)	56,650		110,440		(25,659)		84,781	167,090	—	(25,659)	141,431
INTELCOM SAN MARINO	—	—	—	—							—	—	—	—
IRIDIUM ITALIA (in liquidation)	775	—	(775)	—						—	775	—	(775)	—
LATIN AMERICAN NAUTILUS S.A.	5,241	—	(3,268)	1,973	40,801			(7,093)		33,708	46,042	—	(10,361)	35,681
LOQUENDO	7,820	—	(7,820)	—						—	7,820	—	(7,820)	—
MED-1 Submarine Cables	5	—	—	5						—	5	—	—	5
MEDITERRANEAN NAUTILUS S.A.	14,352	—	—	14,352						—	14,352	—	—	14,352
NETESI	14,745	—	(14,745)	—		435		(79)		356	435	—	(79)	356
OFI CONSULTING (ex-OLIVETTI FINANZIARIA				—						—
INDUSTRIALE	78,940	—	(43,831)	35,109						—	78,940	—	(43,831)	35,109
OLIVETTI GESTIONI IVREA (ex-THEMA)	7,516	—	—	7,516			(4,849)			(4,849)	2,667	—	—	2,667
OLIVETTI INTERNATIONAL	442,740	—	(162,177)	280,563		(280,563)				(280,563)	—	—	—	—
OLIVETTI MULTISERVICES	41,042	—	(639)	40,403						—	41,042	—	(639)	40,403
OLIVETTI TECNOST	78,000	—	(27,749)	50,251				60,000		60,000	110,251	—	—	110,251
PATH.NET	25,820	—	—	25,820						—	25,820	—	—	25,820
SAIAT	34,743	11,616	—	46,359						—	34,743	11,616	—	46,359
TECNO SERVIZI MOBILI	53	—	—	53						—	53	—	—	53
TELECOM ITALIA AMERICA LATINA	13,220	—	(13,220)	—						—	13,220	—	(13,220)	—
TELECOM ITALIA AUDIT (ex-IN.TEL.AUDIT)	1,750	—	—	1,750						—	1,750	—	—	1,750
TELECOM ITALIA CAPITAL SA	2,388	—	—	2,388						—	2,388	—	—	2,388
TELECOM ITALIA DEUTSCHLAND HOLDING	243,201	—	—	243,201						—	243,201	—	—	243,201
TELECOM ITALIA INTERNATIONAL	7,851,463	—	(3,545,848)	4,305,615			(1,800,000)			(1,800,000)	4,629,735	—	(2,124,120)	2,505,615
TELECOM ITALIA LEARNING SERVICES	1,560	—	(1,560)	—						—	1,560	—	(1,560)	—
TELECOM ITALIA MEDIA	1,974,913	—	(1,227,787)	747,126				(112,416)		(112,416)	1,974,913	—	(1,340,203)	634,710
TELECOM ITALIA MOBILE	27,182,687	84,144	—	27,266,831						—	27,182,687	84,144	—	27,266,831
TELECONTACTCENTER	110	—	—	110		380				380	490	—	—	490
TELENERGIA	40	—	—	40						—	40	—	—	40
TELSY	14,512	—	—	14,512						—	14,512	—	—	14,512
TI FINANCE	607,507	38,057	(645,564)	—		280,563				280,563	888,070	38,057	(645,564)	280,563
TI LAB GENERAL PARTNER	33	—	(12)	21			(9)	(12)		(21)	—	—	—	—
TI LAB SA	131	—	(83)	48				(48)		(48)	131	—	(131)	—
TI SPARKLE	784,765	—	—	784,765						—	784,765	—	—	784,765
TRAINET (in liquidation)	674	—	(674)	—						—	674	—	(674)	—

	39,987,565	133,817	(5,932,987)	34,188,395	42,260	112,075	(1,804,858)	(85,261)	—	(1,735,784)	36,648,880	133,817	(4,330,086)	32,452,611

(1)

	OLIVETTI GESTIONI IVREA	I.T. TELECOM	NETESI	TILAB GP (in liquidation)	EDOTEL	TELECOM ITALIA INTERNATIONAL
Cost	4,849	114,871	15,960	33	6,868	3,221,727
Writedowns		(114,871)	(15,960)	(24)	(6,868)	(1,421,727)

	4,849	—	—	9	—	1,800,000

49

	12/31/2003										9/30/2004
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Purchases / Subscrip- tions	Reclassi- fications/	Disposals (1)	Writedowns(-) / Writebacks of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
Equity investments in affiliated companies
AREE URBANE	5,589	—	—	5,589						—	5,589	—	—	5,589
ASSCOM INSURANCE BROKERS	20	—	—	20						—	20	—	—	20
CARTESIA	50	—	—	50						—	50	—	—	50
Consorzio ARS (in liquidation)	—	—	—	—						—	—	—	—	—
Consorzio DREAM FACTORY	89	—	(89)	—						—	89	—	(89)	—
Consorzio EO (in liquidation)	16	—	—	16						—	16	—	—	16
Consorzio LABORATORIO DELLA CONOSCENZA	14	—	(4)	10						—	14	—	(4)	10
Consorzio NAVIGATE CONSORTIUM	300	—	—	300						—	300	—	—	300
Consorzio S.I.A.R.C. (in liquidation)	1	—	—	1	1	(1)				—	1	—	—	1
Consorzio TELCAL	211	—	—	211						—	211	—	—	211
Consorzio TELEMED (in liquidation)	10	—	—	10						—	10	—	—	10
EUROFLY SERVICE	—	—	—	—		2,035				2,035	2,312	—	(277)	2,035
IM.SER	399	—	—	399		(168)			126	(42)	357	—	—	357
IN.VA.	206	—	(45)	161						—	206	—	(45)	161
LI.SIT.	37,400	—	(3,258)	34,142				(4,338)		(4,338)	37,400	—	(7,596)	29,804
LOCALPORT	145	—	(145)	—						—	—	—	—	—
MIRROR INTERNATIONAL HOLDING	124,689	—	(70,000)	54,689						—	124,689	—	(70,000)	54,689
NORDCOM	29,045	—	(26,902)	2,143						—	29,045	—	(26,902)	2,143
OCN TRADING (in liquidation)	1	—	—	1						—	1	—	—	1
SIEMENS INFORMATICA	2,417	1,424	—	3,841						—	2,417	1,424	—	3,841
SINOPIA INFORMATICA (in bankruptcy)	—	—	—	—							—	—	—	—
SIOSISTEMI	3,305	—	(1,705)	1,600			(1,600)			(1,600)	—	—	—	—
SITEBA	—	—	—	—						—	—	—	—	—
SKY ITALIA (ex-Stream)	282,358	—	(238,279)	44,079	19,315	24,465	(87,859)			(44,079)	—	—	—	—
SOFORA TELECOMUNICACIONES S.A.	1	—	—	1						—	1	—	—	1
TELBIOS	3,375	—	—	3,375						—	3,375	—	—	3,375
TELEGONO	413	—	—	413						—	413	—	—	413
TIGLIO I	227,273	—	—	227,273			(47,985)			(47,985)	179,288	—	—	179,288
TIGLIO II	72,070	—	—	72,070						—	72,070	—	—	72,070
VOICE MAIL INTERNATIONAL (in liquidation)	3,801	—	(3,801)	—						—	3,801	—	(3,801)	—

	793,198	1,424	(344,228)	450,394	19,316	26,331	(137,444)	(4,338)	126	(96,009)	461,675	1,424	(108,714)	354,385

(1)

	SIOSISTEMI	LOCALPORT	Cons. S.I.A.R.C.	IM.SER	TIGLIO I	Sky Italia
Cost	3,305	145	1	168	47,985	345,453
Writedowns	(1,705)	(145)	(1)	(168)	—	(257,594)

	1,600	—	—	—	47,985	87,859

50

	12/31/2003										9/30/2004
(in thousands of euro)	Cost	Upward adjust- ments	Writedowns	Carrying value	Purchases / Subscriptions	Reclassi- fications/	Disposals(1)	Writedowns(-) / Writebacks of value(+)	Capital Replenishments	Total	Cost	Upward adjustments	Writedowns	Carrying value
Equity investments in other companies
ANCITEL	93	—	—	93						—	93	—	—	93
AZIENDA ESERCIZIO GAS	1	—	—	1						—	1	—	—	1
BIOINDUSTRY PARK DEL CANAVESE	52	—	—	52						—	52	—	—	52
CAF ITALIA 2000	—	—	—	—						—	—
CERM L’AQUILA	266	—	—	266						—	266	—	—	266
CONSORTIUM	19,527	—	—	19,527						—	19,527	—	—	19,527
Consorzio ABI LAB	—	—	—	—	1					1	1	—	—	1
Consorzio C.I. MARK	3	—	—	3		(3)				(3)	—
Consorzio CAISI (in liquidation)	—	—	—	—						—	—
Consorzio CEFRIEL	36	—	—	36						—	36	—	—	36
Consorzio CIES	26	—	—	26						—	26	—	—	26
Consorzio CO.TIM (in liquidation)	4	—	(2)	2		(2)				(2)	—
Consorzio COREP	10	—	—	10						—	10	—	—	10
Consorzio CRATI	—	—	—	—						—	—
Consorzio BIOINGEGNERIA INFORMATICA MEDICA	15	—	—	15		(15)				(15)	—
Consorzio DISTRETTO AUDIOVISIVO E dell’ICT	—	—	—	—	5					5	5	—	—	5
Consorzio DISTRETTO TECNOLOGICO CANAVESE	117	—	—	117						—	117	—	—	117
Consorzio ELIS	3	—	—	3						—	3	—	—	3
Consorzio ENERGIA FIERA DISTRICT	2	—	—	2						—	2	—	—	2
Consorzio GE.SE.CE.DI.	73	—	—	73						—	73	—	—	73
Consorzio MULTIMEDIA	—	—	—	—						—	—
Consorzio Nazionale Imballaggi - CONAI	1	—	—	1						—	1	—	—	1
Consorzio NETTUNO	41	—	—	41						—	41	—	—	41
Consorzio QUALITAL	—	—	—	—						—	—
Consorzio TECHNAPOLI	206	—	—	206						—	206	—	—	206
Consorzio TECNEDIN (in liquidation)	—	—	—	—						—	—
Consorzio TOPIX	100	—	—	100						—	100	—	—	100
DIOMEDEA (in liquidation)	6	—	—	6						—	6	—	—	6
EDINDUSTRIA	44	—	(6)	38						—	44	—	(6)	38
EMITTENTI TITOLI	424	—	—	424						—	424	—	—	424
EUROFLY SERVICE	978	—	(277)	701	1,334	(2,035)				(701)	—
FIN. - PRIV.	15,375	—	—	15,375						—	15,375	—	—	15,375
Fratelli ALINARI	2,974	—	(2,273)	701						—	2,974	—	(2,273)	701
FUNIVIE DEL PICCOLO S. BERNARDO	—	—	—	—						—	—
IDROENERGIA	1	—	—	1						—	1	—	—	1
IMSER 60	59	—	—	59						—	59	—	—	59
INSULA	248	—	—	248						—	248	—	—	248
IST. ENCICLOPEDIA ITALIANA G. TRECCANI	5,256	—	(1,424)	3,832						—	5,256	—	(1,424)	3,832
ISTUD	6	—	—	6						—	6	—	—	6
ITALTEL CERM PALERMO	217	—	(24)	193						—	217	—	(24)	193
ITALTEL CERM S. MARIA CAPUA VETERE	255	—	(63)	192						—	255	—	(63)	192
MCC	36,018	—	—	36,018						—	36,018	—	—	36,018
MEDIOBANCA	113,119	—	—	113,119						—	113,119	—	—	113,119
MIX	10	—	—	10						—	10	—	—	10
MONTEROSA	20	—	—	20						—	20	—	—	20
PAR. FIN. (in bankruptcy)	256	—	—	256				(256)		(256)	256	—	(256)	—
PILA	6	—	—	6						—	6	—	—	6
PIRELLI RE	15,199	—	—	15,199			(15,199)			(15,199)	—
S.A.G.I.T.	1	—	—	1						—	1	—	—	1
SIA	11,278	—	—	11,278						—	11,278	—	—	11,278
SODETEL	4	—	—	4						—	4	—	—	4
TELEPORTO ADRIATICO	—	—	—	—						—	—
UBAE	1,898	—	—	1,898						—	1,898	—	—	1,898

	224,228	—	(4,069)	220,159	1,340	(2,055)	(15,199)	(256)	—	(16,170)	208,035	—	(4,046)	203,989

Total equity investments	41,004,991	135,241	(6,281,284)	34,858,948	62,916	136,351	(1,957,501)	(89,855)	126	(1,847,963)	37,318,590	135,241	(4,442,846)	33,010,985

51

(1)

	Consorzio BIOINGEGNERIA INFORMATICA	Consorzio C.I.MARK	Consorzio COTIM (in liquidation)	PIRELLI RE
Cost	15	3	4	15,199
Writedowns	(15)	(3)	(4)	—

	—	—	—	15,199

Advances on future capital contributions of subsidiaries and affiliated companies

	12/31/2003										9/30/2004
(in thousands of euro)	Cost	Upward adjust- ments	Writedowns	Carrying value	Purchases/ Subscrip- tions	Reclassi- fications/	Disposals(1)	Writedowns(-) / Writebacks of value(+)	Capital Replenishments	Total	Cost	Upward adjust- Ments	Writedowns	Carrying value
EDOTEL	720			720	1,500,480	(1,200)				1,499,280	1,500,000			1,500,000
EPIClink	14,029	—	(3,091)	10,938				(3,729)		(3,729)	14,029	—	(6,820)	7,209
IT TELECOM	110,440	—	—	110,440		(110,440)				(110,440)	—
LOCALPORT	—	—	—	—	61	(61)				—	—
LOQUENDO	3,270	—	(46)	3,224				(328)		(328)	3,270	—	(374)	2,896
NETESI	1,650	—	(1,215)	435		(435)				(435)	—
SKY ITALIA (ex-Stream)	7,960	—	—	7,960	35,820	(43,780)				(7,960)	—	—
TELECOM ITALIA LEARNING SERVICES	31,344	—	(28,823)	2,521				(2,521)		(2,521)	31,344	—	(31,344)	—
TELEGONO	—	—	—	—		8,840				8,840	8,840		—	8,840
Total advances on future capital contributions of subsidiaries and affiliated companies	169,413	—	(33,175)	136,238	1,536,361	(147,076)	—	(6,578)	—	1,382,707	1,557,483	—	(38,538)	1,518,945

(1)

LOCALPORT
Cost	61
Writedowns	(61)

—

52

ANNEX 2

COMPARISON OF THE CARRYING VALUE OF LISTED SHARES WITH MARKET PRICES AT SEPTEMBER 30, 2004

	Number of shares held	Market value		Carrying value		Difference
		Unit price (in euro)	Total (thousands of euro)	Unit price (in euro)	Total (thousands of euro)	Unit price (in euro)	Total (thousands of euro)
		(A)		(B)		(A-B)
Long-term investments
MEDIOBANCA	14,118,350	10.77	152,055	8.01	113,119	2.76	38,936

TELECOM ITALIA MOBILE
- ordinary shares	4,695,889,519	4.37	20,521,037	5.81	27,266,831	-1.44	-6,745,794

TELECOM ITALIA MEDIA
- ordinary shares	1,859,629,225	0.27	500,240	0.34	634,710	-0.07	-134,470

Short-term financial assets
TELECOM ITALIA MOBILE
- ordinary shares	38,192,000	4.37	166,899	4.35	166,135	0.02	764

TELECOM ITALIA MEDIA
- saving shares	164,997	0.21	35	0.21	35	—	—

PORTAL SOFTWARE INC.	4,000	2.20	9	2.20	9	—	—

53

ANNEX 3

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in thousands of euro)

	9/30/2004				12/31/2003
	Amounts due				Amounts due
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivable in long-term investments
. subsidiaries		71,380		71,380	2,891	64,207		67,098
. affiliated companies	6,536	2,252	34,217	43,005	95	17,363	37,031	54,489
. others
.. customers				0	269	67		336
.. employees	5,757	30,271	12,227	48,255	14,981	23,255	9,249	47,485
.. security deposits	3,543	3	371	3,917	262	3,110	12,566	15,938
.. time deposit on behalf of Getronics	0	0	0	0	32,067			32,067
.. miscellaneous	8,893	42,641		51,534	21,035	40,568		61,603

	24,729	146,547	46,815	218,091	71,600	148,570	58,846	279,016

Accounts receivable in current assets

Other financial receivables from
. subsidiaries	1,126,670			1,126,670	823,919			823,919
. affiliated companies	2,357			2,357	13,718			13,718
. others	246,352			246,352	366,594			366,594

	1,375,379			1,375,379	1,204,231			1,204,231

Trade accounts receivable from
. customers	3,422,565			3,422,565	3,703,450			3,703,450
. subsidiaries	551,595			551,595	679,507			679,507
. affiliated companies	84,883			84,883	70,955			70,955
. others	129,524			129,524	87,984			87,984

	4,188,567			4,188,567	4,541,896			4,541,896

Other receivables from
. subsidiaries	243,620			243,620	1,571,863			1,571,863
. affiliated companies	16,166			16,166	12,101			12,101
. taxes receivable	44,826			44,826	1,362,329			1,362,329
. deferred tax assets	789,956	2,055,138		2,845,094	1,174,778	2,055,138		3,229,916
. miscellaneous:
.. Government and other public entities for grants and subsidies	25,889			25,889	30,748			30,748
.. miscellaneous	221,399			221,399	353,076			353,076

	1,341,856	2,055,138		3,396,994	4,504,895	2,055,138		6,560,033

Total accounts receivable in current assets	6,905,802	2,055,138		8,960,940	10,251,022	2,055,138		12,306,160

Accrued income
. financial	43,008			43,008	20,423			20,423
. trading					275			275
. miscellaneous	1,030			1,030

	44,038	0	0	44,038	20,698	0	0	20,698

54

ANNEX 4

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

(in thousands of euro)

	9/30/2004				12/31/2003
	Amounts due				Amounts due
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Medium and long-term financial debt
. Debentures		2,360,000	10,300,489	12,660,489	1,500,000	1,250,000	7,014,983	9,764,983
. Convertible debentures			2,827,904	2,827,904	1,330,564		2,829,006	4,159,570
. Due to banks	219,429	297,681	936	518,046	393,819	286,508	279	680,606
. Due to other lenders	81,980	162,418	211,032	455,430	77,552	213,131	249,407	540,090
. Accounts payable to subsidiaries		8,536,747	4,443,110	12,979,857	2,434,000	8,431,867	639,267	11,505,134
. Taxes payable	70			70	23,430			23,430

	301,479	11,356,846	17,783,471	29,441,796	5,759,365	10,181,506	10,732,942	26,673,813

Short-term borrowings
. Due to banks	369,334			369,334	510,488			510,488
. Due to other lenders	209,878			209,878	241,795			241,795
. Accounts payable to subsidiaries	3,894,800			3,894,800	7,798,130			7,798,130
. Accounts payable to affiliated companies	419			419	1,027			1,027
. Other payables	6,035			6,035	62,245			62,245

	4,480,466			4,480,466	8,613,685			8,613,685

Trade accounts payable
. Accounts payable to suppliers	1,390,028			1,390,028	1,929,794			1,929,794
. Accounts payable to subsidiaries	1,085,364			1,085,364	1,148,987			1,148,987
. Accounts payable to affiliated companies	95,269			95,269	59,405			59,405

	2,570,661			2,570,661	3,138,186			3,138,186

Other payables(1)
. Accounts payable to subsidiaries	42,763			42,763	91,269			91,269
. Accounts payable to affiliated companies				0	24,339			24,339
. Taxes payable	624,026			624,026	355,650			355,650
. Contributions to pension and social security institutions	108,046	295,942	170,602	574,590	160,225	295,942	170,602	626,769
. Other liabilities	1,356,502	441		1,356,943	1,848,597	441		1,849,038

	2,131,337	296,383	170,602	2,598,322	2,480,080	296,383	170,602	2,947,065

Total liabilities(1)	9,483,943	11,653,229	17,954,073	39,091,245	19,991,316	10,477,889	10,903,544	41,372,749

Accrued expenses
. financial	763,336	81,020		844,356	1,763,589	64,644		1,828,233
. trading	8,082			8,082	89			89
. miscellaneous	19			19

	771,437	81,020	0	852,457	1,763,678	64,644	0	1,828,322

(1)	Not including the caption “Advances”.

55

ANNEX 5

ACCOUNTS RECEIVABLES AND LIABILITIES AT SEPTEMBER 30, 2004 - GEOGRAPHICAL AREA (CUSTOMER/SUPPLIER LOCATION) (in thousands of euro)

	Italy	Other EU countries	Rest of Europe	North America	Central and South America	Other areas	TOTAL
Accounts receivable in long-term investments
. subsidiaries	—	71,380	—	—	—	—	71,380
. affiliated companies	40,753	2,252	—	—	—	—	43,005
. others	103,706	—	—	—	—	—	103,706

Total	144,459	73,632	—	—	—	—	218,091

Accounts receivable in current assets (*)
. customers	3,333,996	79,524	399	2,558	5,174	914	3,422,565
. subsidiaries	1,909,838	10,578	15	—	202	1,252	1,921,885
. affiliated companies	103,083	—	243	—	80	—	103,406
. taxes receivable	44,419	—	—	—	407	—	44,826
. others	620,407	35	—	—	2,722	—	623,164

	6,011,743	90,137	657	2,558	8,585	2,166	6,115,846

LIABILITIES
. Debentures	8,760,489	3,900,000	—	—	—	—	12,660,489
. Convertible debentures	2,827,904	—	—	—	—	—	2,827,904
. Due to banks	721,967	165,413	—	—	—	—	887,380
. Due to other lenders	665,308	—	—	—	—	—	665,308
. Advances	28,603	—	—	—	—	—	28,603
. Accounts payable to suppliers	1,343,997	42,065	—	2,012	1,475	479	1,390,028
. Accounts payable to subsidiaries	1,799,460	16,203,324	—	—	—	—	18,002,784
. Accounts payable to affiliated companies	95,688	—	—	—	—	—	95,688
. Taxes payable	624,074	—	—	—	22	—	624,096
. Contributions to pension and social security security institutions	574,584	—	—	—	6	—	574,590
. Other liabilities	1,362,978	—	—	—	—	—	1,362,978

Total	18,805,052	20,310,802	0	2,012	1,503	479	39,119,848

REVENUES 9 MONTHS TO SEPTEMBER 30, 2004 - GEOGRAPHICAL AREA (CUSTOMER LOCATION)
SALES AND SERVICE REVENUES	11,729,124	59,084	435	2,268	2,088	170	11,793,169

(*)	Not including the caption “Deferred tax assets”.

56

ANNEX 6

STATEMENTS OF CASH FLOWS

	(in thousands of euro)		9 months to 9/30/2004	9 months to 9/30/2003
A.	NET FINANCIAL INDEBTEDNESS, AT BEGINNING OF PERIOD		(35,326,677)	(30,622,646)
	Net financial indebtedness, at beginning of period of merged company TILAB		—	(169,196)

B.	ADJUSTED NET FINANCIAL INDEBTEDNESS, AT BEGINNING OF PERIOD		(35,326,677)	(30,791,842)

	Operating income		3,256,088	3,169,275
	Depreciation of fixed assets and amortization of intangible assets		2,003,278	2,108,942
	Investments in fixed assets and intangible assets(1)		(1,493,713)	(1,891,206)
	Proceeds from disposal of intangible assets and fixed assets		5,371	314,784
	Change in operating working capital and other changes		11,418	(4,759)

C.	FREE CASH FLOWs FROM OPERATIONS		3,782,442	3,668,816

	Investments in long-term investments(1)		(1,616,407)	(6,491,593)
	Proceeds from sale/redemption value of other intangible assets, fixed assets and long- term investments		2,042,811	3,016,155
	Change in non-operating working capital and other changes(2)		602,819	(3,842,192)

D.			1,029,223	(7,317,630)

E.	NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES AND CONTRIBUTIONS BY SHAREHOLDERS	(C+D)	4,811,665	(3,648,814)

F.	DISTRIBUTION OF INCOME/RESERVES		(1,740,058)	(793,524)

G.	CONTRIBUTIONS BY SHAREHOLDERS/WITHDRAWALS		14,410	1,579

H.	CHANGE IN NET FINANCIAL INDEBTEDNESS	(E+F+G)	3,086,017	(4,440,759)

I.	NET FINANCIAL INDEBTEDNESS, AT END OF PERIOD	(A+H)	(32,240,660)	(35,232,601)

57

The change in net financial indebtedness is the result of the following:

(in thousands of euro)
Increase (decrease) in medium/long-term debt	8,263,303	(1,672,544)
Increase (decrease) in short-term borrowings	(11,349,320)	6,282,499

Total	(3,086,017)	4,609,955

(1) Total cash used for investments can be analyzed as follows

(in thousands of euro)
Industrial investments:	1,493,713	1,891,206
- intangible assets	688,179	435,704
- fixed assets	805,534	1,455,502
Investment in long-term investments	1,616,407	6,491,593

CASH USED FOR INVESTMENTS	3,110,120	8,382,799

(2) The caption can be analyzed as follows:

(in thousands of euro)
Net financial income (expense)	(1,293,356)	(1,959,579)
Receipt of dividends	1,322,519	438,000
Utilization of risk reserve for early exercise of JP Morgan put option		(1,941,843)
Payment of income taxes(3)	940,000	(90,000)
Extraordinary items and other	(366,344)	(288,770)

CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	602,819	(3,842,192)

(3) This is a positive figure at September 30, 2004 as a result of the collection of a tax credit sold to TIM (euro 1,103,000 thousand).

58

ANNEX V

TIM S.p.A. Interim Financial Statements at September 30, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

2

BALANCE SHEETS	September 30, 2004			December 31, 2003			September 30, 2003
(in thousands of euro)
ASSETS

RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS

INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS			—			—			—

. INTANGIBLE ASSETS
.. Start-up and expansion costs		948			3,791			4,739
.. Research, development and advertising costs		—			—			—
.. Industrial patents and intellectual property rights		547,898			527,835			356,914
.. Concessions, licenses, trademarks and similar rights		2,330,012			2,189,858			2,220,351
.. Goodwill		19,166			—			—
.. Work in progress and advances		154,375			179,429			132,883
.. Other intangibles		56,942			43,264			31,832

			3,109,341			2,944,177			2,746,719
. FIXED ASSETS
.. Land and buildings		11,190			12,128			12,494
.. Plant and machinery		1,596,584			1,428,098			1,396,296
.. Manufacturing and distribution equipment		26,415			23,391			18,446
.. Other fixed assets		204,286			205,663			213,547
.. Construction in progress and advances		186,939			438,615			245,109

			2,025,414			2,107,895			1,885,892
. LONG-TERM INVESTMENTS
.. Equity investments in:
... subsidiaries		4,262,737			3,964,877			3,689,275
... affiliated companies		41			1,469			1,495
... other companies		601			536			535

total		4,263,379			3,966,882			3,691,305

.. Advances on future capital contributions		319,543			120,940			232,082

.. Accounts receivable	(*)			(*)			(* )
... other receivables	2,726	22,112		1,679	17,681		1,459	17,116
.. Other securities		1,273			2,972			3,093

			4,606,307			4,108,475			3,943,596

TOTAL INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS			9,741,062			9,160,547			8,576,207

CURRENT ASSETS

. INVENTORIES
.. Finished goods and merchandise: merchandise			38,075			20,288			36,906

. ACCOUNTS RECEIVABLE	(* *)			(* *)			(* *)
.. trade accounts receivable	—	1,058,487		—	1,082,551		—	947,254
.. from subsidiaries	—	41,258		—	32,037		—	35,155
.. from affiliated companies	—	1,652		—	234		—	10,654
.. from parent companies	—	673,734		—	1,651,479		—	1,456,469
.. taxes receivable	—	8,981		—	7,389		—	13,333
.. deferred tax assets	482,488	992,537		609,009	1,038,520		714,818	1,141,598
.. other receivables
..... Government and other public entities for grants and subsidies	—	12,526		—	12,570		—	15,572
..... other receivables	—	340,298		—	484,475		—	384,588

			3,129,473			4,309,255			4,004,623
. SHORT-TERM FINANCIAL ASSETS
.. Treasury stock (for a total par value of euro 53,870.10)		3,939			3,913			3,666

			3,939			3,913			3,666
. LIQUID ASSETS
.. Bank and postal accounts		1,909			3,046			8,299
.. Cash and valuables on hand		495			312			282

			2,404			3,358			8,581

TOTAL CURRENT ASSETS			3,173,891			4,336,814			4,053,776

ACCRUED INCOME AND PREPAID EXPENSES	(* *)			(* *)			(* *)
... Accrued income and other prepaid expenses	2,645	64,285		—	43,760		—	40,827

			64,285			43,760			40,827

TOTAL ASSETS			12,979,238			13,541,121			12,670,810

(*)	Amounts due within 12 months

(**)	Amounts due beyond 12 months

3

BALANCE SHEETS	September 30, 2004			December 31, 2003			September 30, 2003
(in thousands of euro)

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY

. SHARE CAPITAL			513,964			513,964			513,964
. ADDITIONAL PAID-IN CAPITAL			5,525,626			5,525,626			5,525,626
. LEGAL RESERVE			103,942			103,942			103,942
. RESERVE FOR TREASURY STOCK IN PORTFOLIO			3,939			3,913			3,666
. MISCELLANEOUS RESERVES:
.. Reserve for capital grants (under D.P.R. No. 917/1986, art. 55)		14,681			14,681			14,681
.. Special reserve		86,242			113,579			113,826
.. Reserve Law 342/2000, art. 14		303,827			303,827			303,827
.. Reserve for accelerated depreciation		150,000			—			—
.. Merger surplus reserve		53,783			53,783			53,783

			608,533			485,870			486,117
. RETAINED EARNINGS			—			1,331			1,331

. NET INCOME			2,142,811			2,321,624			1,846,360

			8,898,815			8,956,270			8,481,006

RESERVES FOR RISKS AND CHARGES
.. Reserve for pensions and similar obligations		1,676			1,676			1,676
.. Reserve for taxes, reserve for deferred taxes		777,561			—			679,088
.. Other reserves		526,412			658,127			699,804

			1,305,649			659,803			1,380,568

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES			104,196			87,926			88,188

LIABILITIES	(* *)			(* *)			(* *)

.. Due to banks	—	198		—	19		—	0
.. Due to other lenders	—	—		—	1,637		—	22,746
.. Trade accounts payable	—	1,626,258		—	1,888,242		—	1,334,023
.. Accounts payable to subsidiaries	—	2,689		—	655		—	4,302
.. Accounts payable to affiliated companies	—	3,369		—	3,536		—	2,728
.. Accounts payable to parent companies	—	403,471		—	398,448		—	459,948
.. Taxes payable	—	68,090		—	845,732		—	107,206
.. Contributions to pension and social security institutions	1,283	11,709		1,275	19,917		2,338	11,171
.. Other liabilities	—	535,940		—	666,692		—	752,365

	1,283		2,651,724	1,275		3,824,878	2,338		2,694,489

ACCRUED EXPENSES AND DEFERRED INCOME	(* *)			(* *)			(* *)
... Accrued expenses and other deferred income	6,139	18,854		—	12,244		—	26,559

			18,854			12,244			26,559

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			12,979,238			13,541,121			12,670,810

(* *)	Amounts due beyond 12 months

4

MEMORANDUM ACCOUNTS	September 30, 2004			December 31, 2003			September 30, 2003
(in thousands of euro)

GUARANTEES PROVIDED

. Sureties
.. on behalf of affiliated companies	169,253			209,166			183,938
.. on behalf of parent companies	—			—			—
.. on behalf of others	28,645			27,020			24,391
		197,898			236,186			208,329

. Other
.. on behalf of subsidiaries	355,249			425,828			5,388
.. on behalf of affiliated companies	456,780			453,167			—
.. on behalf of others	51,000			51,000			51,000
		863,029			929,995			56,388

			1,060,927			1,166,181			264,717

COLLATERAL PROVIDED

. For own obligations, excluding liabilities		—			—			1,549
. For liabilities recorded in the balance sheet		—			—			—

			—			—			1,549

PURCHASES AND SALES COMMITMENTS			987			6,189			9,417

OTHER MEMORANDUM ACCOUNTS			—			—			2,251

TOTAL			1,061,914			1,172,370			277,934

5

STATEMENTS OF INCOME	9 months to September 30, 2004			9 months to September 30, 2003			Year 2003
(in thousands of euro)

PRODUCTION VALUE
. Sales and service revenues			7,381,031			6,979,951			9,468,629
. Increases in capitalized internal construction costs			26,095			—			—
. Other revenues and income
.. operating grants		203			28			28
.. other		22,899			21,940			31,126

			23,102			21,968			31,154

			7,430,228			7,001,919			9,499,783

PRODUCTION COSTS
. Raw materials, supplies and merchandise			466,464			382,856			592,803
. Services			2,171,115			2,061,244			2,819,682
. Use of property not owned			371,087			403,774			569,185
. Personnel costs:
.. wages and salaries		244,563			236,662			315,038
.. social security contributions		76,659			73,668			98,855
.. termination indemnities		16,195			15,236			20,003
.. other costs		6,810			5,280			7,410

			344,227			330,846			441,306
. Amortization, depreciation and writedowns
.. amortization of intangible assets		371,950			301,936			424,123
.. depreciation of fixed assets		461,648			486,045			658,859
.. writedowns of receivables included in current assets and liquid assets		29,876			32,120			66,299

			863,474			820,101			1,149,281
. Changes in inventories of raw materials, supplies and merchandise			(17,787)			(1,261)			15,357
. Provisions for risks			—			—			—
. Other provisions			2,738			11,054			14,851
. Miscellaneous operating costs
.. losses		387			1,130			1,463
.. TLC operating fees		2,558			3,814			5,035
.. other miscellaneous costs		25,036			19,032			27,846

			27,981			23,976			34,344

			(4,229,299)			(4,032,590)			(5,636,809)
OPERATING INCOME			3,200,929			2,969,329			3,862,974

FINANCIAL INCOME AND EXPENSE
. Other financial income from
.. accounts receivable included in long-term investments
... other	194			246			343

		194			246			343
.. securities, other than equity investments, included in long-term investments		4			77			102
.. other income
... interest and fees from subsidiaries	351			—			—
... interest and fees from affiliated companies	—			—			2
... interest and fees from parent companies	29,714			8,069			17,812
... interest and fees from others and miscellaneous income	555			2,352			2,246

		30,620			10,421			20,060

			30,818			10,744			20,505

. Interests and other financial expenses
.. interest and fees paid to subsidiaries		—			1,623			1,623
.. interest and fees paid to parent companies		1,346			5,326			5,810
.. interest and fees paid to others and miscellaneous expenses		4,477			7,172			10,558

			(5,823)			(14,121)			(17,991)
. Foreign exchange gains and losses		(161)			3,159			1,043
			(161)			3,159			1,043

TOTAL FINANCIAL INCOME AND EXPENSE			24,834			(218)			3,557

6

STATEMENTS OF INCOME	9 months to September 30, 2004		9 months to September 30, 2003		Year 2003
(in thousands of euro)

VALUE ADJUSTMENTS TO FINANCIAL ASSETS
. Upward adjustments
.. of equity investments	31		—		—
.. of securities, other than equity investments, included in current assets	26		—		—

		57		—		—

. Writedowns
.. of equity investments	—		4,494		4,520
.. securities, other than equity investments, included in long-term investments	—		1,563		1,836
.. of securities, other than equity investments, included in current assets	—		619		372

		—		6,676		6,728

TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS		57		(6,676)		(6,728)

EXTRAORDINARY INCOME AND EXPENSE
. Income
.. elimination of tax interference	241,702		—		—
.. miscellaneous	9,439		622,885		646,610

		251,141		622,885		646,610
. Expense
.. prior years’ taxes	(92,413)		(7,665)		(7,670)
.. provisions and writedowns to equity investments	—		(478,000)		(618,000)
.. miscellaneous	(8,737)		(18,295)		(29,119)

		(101,150)		(503,960)		(654,789)

TOTAL EXTRAORDINARY INCOME AND EXPENSE		149,991		118,925		(8,179)

INCOME BEFORE TAXES		3,375,811		3,081,360		3,851,624
. Income taxes, current and deferred		1,233,000		1,235,000		1,530,000

NET INCOME		2,142,811		1,846,360		2,321,624

7

NOTES TO THE FINANCIAL STATEMENTS

INTRODUCTION

The interim financial statements for the nine months ended September 30, 2004 of TIM S.p.A. have been prepared in accordance with the provisions of the Italian Civil Code pertaining to statutory financial statements and with the changes and additions introduced by the reform of corporate law pursuant to Legislative Decree No. 6 dated January 17, 2003, as amended, art. 81 of Consob Resolution No. 11971 dated May 14, 1999 and the relevant Annex 3C-bis and subsequent changes and additions.

Appropriate reclassifications have been made to the data relating to prior periods, where necessary, for purposes of comparison with the interim financial statements for the nine months ended September 30, 2004.

The statement of cash flows is attached to these interim financial statements (Annex 5).

All amounts are expressed in thousands of euros, unless otherwise indicated.

Summary of significant accounting policies

The accounting policies adopted in the preparation of the interim financial statements for the nine months ended September 30, 2004, taking into account the adjustments required by the nature of interim financial reporting, have been applied on a basis consistent with those of the annual financial statements, with the exception of income taxes for the period.

Intangible assets

Intangible assets are stated at purchase or production cost and are systematically amortized each year on the basis of their estimated residual period of benefit.

Appropriate writedowns are made when the investments are considered unlikely to be fully recovered and their cost is written down to market value or, in the event of sale, to realizable value. In subsequent financial statements, the lower value will not be maintained in cases in which the reasons for the writedown cease to exist.

The amortization policy is described in the following paragraphs.

Start-up and expansion costs: these are amortized over a period not exceeding five years beginning from the year in which the costs are incurred. With reference to the provisions of art. 2426, paragraph 5, of the Italian Civil Code, a statement is made to the effect that the amount of available reserves exceeds the value of unamortized intangible assets.

Industrial patents and intellectual property rights: these are amortized according to their estimated useful life on a five-year basis or on a three-year basis in the case of software, beginning from the time the cost is incurred.

Concessions, licenses, trademarks and similar rights: these are amortized according to their residual period of utilization.

Goodwill: this refers to the purchase of the Information Technology business segment from IT Telecom S.p.A. and is amortized over three years.

Other intangibles: these refer to leasehold improvements and are amortized over five years.

Work in progress: this is stated at the direct amount of costs incurred for the purchase of assets, services rendered by third parties and miscellaneous expenses.

Fixed assets

Fixed assets are stated at purchase or production cost and depreciated systematically on the basis of their residual useful life according to the following criteria. The cost of assets transferred by Telecom Italia at the time of the

8

demerger included inflation adjustments made pursuant to special laws on assets existing at December 31, 1981 (Law No. 576 dated December 2, 1975 and Law No. 72 dated March 19, 1983) as well as mandatory revaluations of properties (purchased by December 31, 1990 and shown in the balance sheet at December 31, 1991) pursuant to Law No. 413 dated December 30, 1991.

Fixed assets are depreciated each year using the straight-line method at rates determined on the basis of their estimated remaining useful life.

Ordinary maintenance expenses are entirely charged to the statement of income in the year incurred.

Mobile radio equipment owned by the company or leased to customers is fully depreciated in the year of purchase, given the low per unit cost and short useful life.

Construction in progress: this is stated at the amount of direct costs incurred for the purchase of assets, third-party services and miscellaneous expenses.

Long-term investments

•	Equity investments: long-term equity investments are stated at purchase or subscription cost, applying the criterion of weighted average cost per movement, if any. For companies that present performance such as to assume a permanent impairment in value, the amount is adjusted – through specific writedowns – up to the value attributable to the equity investments. Losses in value exceeding the corresponding carrying value are shown in the Reserves for risks and charges.

Writedowns to equity investments are not maintained in successive years if the conditions generating them cease to exist.

The cost of equity investments in foreign companies has been converted to euros at the exchange rate prevailing at the time of acquisition or subscription.

•	Other securities other than equity investments: if acquired with the intention of keeping them in portfolio until maturity, such securities are recorded in long-term investments at purchase cost adjusted by the pertinent portion referring to the difference between purchase cost and reimbursement value.

Inventories

Inventories are stated at the lower of realizable value and purchase cost, determined using the weighted average cost method. Merchandise exceeding foreseeable commercial requirements and slow-moving or obsolete inventories are written down to estimated realizable value.

Accounts receivable and liabilities

Accounts receivables included in long-term investments and current assets are stated at estimated realizable value.

Liabilities are shown at nominal value.

Accounts receivable due from the Company’s dealers are subject to sale without recourse to factoring companies (within pre-set limits). When each receivable sold becomes due, the factoring company pays the Company the nominal value of such accounts receivable, net of amounts due to dealers for services rendered. The Company has not issued any guarantees for these transactions.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at period-end, taking into account hedging contracts. Unrealized positive and negative and differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at the period end date are recorded in the statement of income and any unrealized net exchange gain is set aside in a specific reserve until realization.

9

Treasury stock

Treasury stock is recorded in current assets as it is available for sale, and has been purchased on the market in execution of the resolutions passed by the Shareholders’ Meetings of June 15, 1999 and April 12, 2000. These shares are shown at the lower of cost (calculated as the weighted average for each movement) and market value. A specific equity reserve has been recorded in Shareholders’ equity under liabilities for the same amount as the treasury stock booked under assets.

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

Reserve for taxes and reserve for deferred taxes: this includes income taxes for the period calculated on the basis of the best possible estimate using available information and on a reasonable projection of performance for the year up to the end of the tax period. It also includes deferred taxes, net of deferred tax assets, whenever the conditions exist, deriving from temporary differences between the values attributed to assets and liabilities for accounting purposes and the value attributed to the same assets and liabilities for tax purposes.

Deferred tax assets which cannot be set off against deferred tax liabilities are booked in Current assets under Deferred tax assets.

In keeping with the principle of prudence, deferred tax assets are not booked unless there is reasonable certainty of the existence of sufficient taxable income in future years when the temporary differences reverse.

No deferred taxes are set aside on tax suspension reserves unless transactions for their distribution or utilization are expected to be entered into and the distribution or utilization will give rise to taxation.

Other reserves: these reserves relate primarily to provisions to cover expenses of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the period.

Reserve for employee termination indemnities

The reserve for employee termination indemnities, recorded net of advances paid, is determined based on the provisions of art. 2120 of the Italian Civil Code, Law No. 297 of May 29, 1982 calling for mandatory cost-of-living adjustments, and also on collective bargaining agreements. The reserve is adjusted to the liability maturing at the end of the period for personnel in force at that date. Other receivables in Long-term investments include receivables for taxes paid in advance on employees termination indemnities as set forth by Law No. 662 dated December 23, 1996, and subsequent changes and additions.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.

In particular, activation fees are recognized when the contract is signed, in that they are associated with the activation expenses. As for telecommunications services, “traffic revenues” include amounts invoiced by the Company to its customers and payable to other domestic and foreign wireline and mobile operators.

Grants

Operating grants and grants for plant installations are recorded in “Other revenues and income” in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.

Specifically, grants for plant installations are recorded under Deferred income and credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

10

Leased assets

Capital goods acquired under leasing agreements are recognized in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs by the lessee.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws in force; in interim financial statements, the related income tax liability is recorded in the reserve for taxes and deferred taxes.

Deferred income taxes are calculated according to the policy described in the paragraph on Reserves for risks and charges.

Memorandum accounts

“Guarantees provided” are shown at an amount equal to the obligations guaranteed net of any counter-guarantees received in order to reduce the risk and potential exposure in relation to the guaranteed party.

“Purchases and sales commitments” which do not fall under the normal operating cycle refer to contracts whose performance is deferred and for which the Company has obligations to third parties and vice versa from the time the contracts are signed.

Commitments are valued on the basis of contracts outstanding at period-end. With regard to specific commitments, lease obligations include future lease payments plus the purchase option.

*********

Disclosure regarding related party transactions and, in particular, transactions with subsidiaries, affiliated companies and parent companies and companies controlled by the latter is provided in the applicable principal balance sheet and statement of income captions. Such disclosure is considered exhaustive with regard to the requirements of art. 2428 of the Italian Civil Code, Consob communication No. 97001574 dated February 20, 1997, No. 98015375 dated February 27, 1998 and No. 2064231 dated September 30, 2002 and art. 150, first paragraph, of Legislative Decree No. 58/1998.

All transactions entered into with such companies have been concluded on the basis of normal market conditions or specific provisions of the law.

11

BALANCE SHEETS - ASSETS

ASSETS	euro 9,741,062 thousand
(euro 9,160,547 thousand at December 31, 2003)

Intangible assets, fixed assets and long-term investments increased by euro 580,515 thousand compared to December 31, 2003.

INTANGIBLE ASSETS	euro 3,109,341 thousand
(euro 2,944,177 thousand at December 31, 2003)

Intangible assets increased by euro 165,164 thousand compared to December 31, 2003. The increase is due to additions during the period (euro 295,412 thousand) and the writeback of the value of the UMTS license (euro 241,702 thousand) which became necessary as a result of the changes introduced by the reform of corporate law (Legislative Decree No. 6/2003) which, overall, are higher than the amortization charge for the period (euro 371,950 thousand).

An analysis of the composition and the changes in intangible assets during the first nine months of the year is presented in the following tables, with a separate indication of writedowns.

	12/31/2003
	Cost		Accumulated amortization		Total
(in thousands of euro)	Gross value	Writedowns	Gross value	Writedowns
Start-up and expansion costs	34,348	(15,397)	(23,687)	8,527	3,791
Research, development and advertising costs	27,940	(27,940)	(15,472)	15,472	—
Industrial patents and intellectual property rights	1,950,092	(7,537)	(1,420,663)	5,943	527,835
Concessions, licenses, trademarks and similar rights	2,441,070	(7,272)	(245,616)	1,676	2,189,858
Goodwill	2,061	(2,061)	(1,188)	1,188	—
Work in progress and advances	179,691	(262)	—	—	179,429
Other intangibles	243,196	(75,254)	(146,315)	21,637	43,264

Total	4,878,398	(135,723)	(1,852,941)	54,443	2,944,177

	Changes during the period
(in thousands of euro)	Additions	Reclassifications	Sales/ Retirements/ Other movements	Amortization	Total
Start-up and expansion costs	—	—	—	(2,843)	(2,843)
Research, development and advertising costs	—	—	—	—	—
Industrial patents and intellectual property rights	150,776	120,453	—	(251,166)	20,063
Concessions, licenses, trademarks and similar rights	—	241,702	—	(101,548)	140,154
Goodwill	23,000	—	—	(3,834)	19,166
Work in progress and advances	106,212	(131,266)	—	—	(25,054)
Other intangibles	15,424	10,813	—	(12,559)	13,678

Total	295,412	241,702	—	(371,950)	165,164

12

	9/30/2004
	Cost		Accumulated amortization		Total
(in thousands of euro)	Gross value	Writedowns	Gross value	Writedowns
Start-up and expansion costs	34,348	(15,397)	(26,530)	8,527	948
Research, development and advertising costs	27,940	(27,940)	(15,472)	15,472	—
Industrial patents and intellectual property rights	2,221,321	(7,537)	(1,671,829)	5,943	547,898
Concessions, licenses, trademarks and similar rights	2,441,070	(7,272)	(105,462)	1,676	2,330,012
Goodwill	25,061	(2,061)	(5,022)	1,188	19,166
Work in progress and advances	154,637	(262)	—	—	154,375
Other intangibles	269,433	(75,254)	(158,874)	21,637	56,942

Total	5,173,810	(135,723)	(1,983,189)	54,443	3,109,341

The most important item in Intangible assets is the caption Concessions, licenses, trademarks and similar rights which comprises the value of the UMTS license, purchased at the end of 2000 and booked for a cost of euro 2,417,018 thousand, equal to the bid price at auction.

Amortization of the license commenced in January 2002 – although its commercial use began during 2004 – so as not to compromise the tax benefit connected with deductibility.

Beginning from the first half of 2004, in compliance with the changes in the law introduced by Legislative Decree No. 6/2003 which imposes the neutralization of any tax interference existing in the financial statements, and taking into account the recent indications provided by agencies and regulators, the amortization taken on the UMTS license up to December 31, 2003 (euro 241,702 thousand) was written back with a contra-entry to extraordinary income.

The relative charge for deferred taxes was recorded in the Reserve for deferred taxes (euro 91,242 thousand) with a contra-entry to extraordinary expenses.

The amortization of the UMTS license is calculated on the basis of the remaining period of utilization of the license, which is deemed to represent, at this time, the economic life of the asset; amortization began in January 2004 in view of the fact that the service was already operational and used by a pool of experimental users.

The following tables provides a summary of the effects of the elimination of tax interference on the result for the first nine months of 2004 and shareholders’ equity at September 30, 2003.

	9 months to 9/30/2004	9 months to 9/30/2003	Shareholders’ equity
(in thousands of euro)	Income for the period	Income for the period
Amounts before elimination of tax interference	1,992,351	1,846,360	6,634,646

Tax interference, gross of deferred taxes	241,702	93,055	120,851
Related deferred taxes	(91,242)	(35,122)	(49,247)
Total tax interference, net of deferred taxes	150,460	57,933	71,604

Amounts after elimination of tax interference	2,142,811	1,904,293	6,706,250

13

Additions during the period total euro 295,412 thousand and largely refer to software. Part of this amount, for euro 79 thousand, comes from the acquisition of the business segment for innovative service using IP networks from IT Telecom S.p.A.; the acquisition was finalized on April 1, 2004. The sales price agreed by the parties was euro 23 million, which was also based on an outside appraisal conducted by Milestone Advisory House S.p.A. of Milan. This amount was posted by TIM in Goodwill and is being amortized over the estimated residual life of three years, starting on April 1, 2004. This value is deemed to reflect the fair value of the intangible asset at September 30, 2004.

Some of the additions during the period, totaling euro 66,473 thousand, refer to transactions with related parties, mainly IT Telecom S.p.A.

14

FIXED ASSETS	euro 2,025,414 thousand
(euro 2,107,895 thousand at December 31, 2003)

Fixed assets decreased by euro 82,481 thousand owing to additions during the period (euro 409,986 thousand) that were lower than the depreciation charge (euro 491,060 thousand) and the net value of fixed asset disposals (euro 1,407 thousand).

An analysis of the composition and the changes in fixed assets during the first nine months of the year is presented in the following tables, with a separate indication of writedowns and upward adjustments.

	12/31/2003
	Cost			Accumulated depreciation
(in thousands of euro)	Gross value	Writedowns	Upward adjustments	Gross value	Writedowns	Total
Land and buildings
- non-industrial	601	—	13	—	—	614
- industrial	37,664	(9,682)	1,984	(20,064)	1,612	11,514

Total land and buildings	38,265	(9,682)	1,997	(20,064)	1,612	12,128
Plant and machinery	5,570,951	(84,218)	344	(4,077,484)	18,505	1,428,098
Manufacturing and distribution equipment	98,566	(5,131)	2	(71,699)	1,653	23,391
Other fixed assets	620,148	(6,710)	7	(410,017)	2,235	205,663
Construction in progress and advances	440,531	(1,916)	—	—	—	438,615

Total	6,768,461	(107,657)	2,350	(4,579,264)	24,005	2,107,895

		Changes during the period
(in thousands of euro)		Additions	Reclassifications	Sales/ Retirements/ Other movements	Depreciation	Total
Land and buildings
- non-industrial		—	—	—	—	—
- industrial		—	—	0	(938)	(938)
Total land and buildings		—	—	0	(938)	(938)

Plant and machinery		258,825	335,031	(1,331)	(424,039)	168,486
Manufacturing and distribution equipment		12,563	—	—	(9,539)	3,024
Other fixed assets		20,319	34,924	(76)	(56,544)	(1,377)
Construction in progress and advances		118,279	(369,955)	—	—	(251,676)

Total		409,986	—	(1,407)	491,060	82,481

	9/30/2004
	Cost			Accumulated depreciation
(in thousands of euro)	Gross value	Writedowns	Upward adjustments	Gross value	Writedowns	Total
Land and buildings
- non-industrial	601	—	13	—	—	614
- industrial	33,067	(7,068)	1,984	(17,407)	—	10,576

Total land and buildings	33,668	(7,068)	1,997	(17,407)	—	11,190
Plant and machinery	5,914,422	(81,371)	344	(4,252,469)	15,658	1,596,584
Manufacturing and distribution equipment	111,129	(5,131)	2	(81,238)	1,653	26,415
Other fixed assets	674,688	(6,710)	7	(465,934)	2,235	204,286
Construction in progress and advances	188,855	(1,916)	—	—	—	186,939

Total	6,922,762	(102,196)	2,350	(4,817,048)	19,546	2,025,414

15

Additions during the first nine months of the year, totaling euro 409,986 thousand, largely refer to transmission installations and machinery. Part of the additions referring to the caption Other fixed assets, amounting to euro 450 thousand, come from the sale of the business segment by IT Telecom, the seller, to TIM, the buyer, as commented in Intangible assets.

Some of the additions during the nine-month period, totaling euro 793 thousand, refer to transactions with related parties, mainly IT Telecom S.p.A.

Details of fixed assets sold/retired/transferred during the period January 1 – September 30, 2004 are provided in the following table.

	Cost			Accumulated depreciation
(in thousands of euro)	Gross value	Writedowns	Upward adjustments	Gross value	Writedowns	Total
Land and buildings
- non-industrial	—	—	—	—	—	—
- industrial	4,597	(2,614)	—	(3,595)	1,612	0

Total land and buildings	4,597	(2,614)	—	(3,595)	1,612	0
Plant and machinery	250,385	(2,847)	—	(249,054)	2,847	1,331
Manufacturing and distribution equipment	—	—	—	—	—	—
Other fixed assets	703	—	—	(627)	—	76
Construction in progress and advances	—	—	—	—	—	—

Total	255,685	(5,461)	—	(253,276)	4,459	1,407

In March 2004, TIM contributed the business segment for applications development and maintenance in SAP environment to Societa Consortile Shared Service Center a r.l., acquiring 4.55% of the company, an affiliate of the Telecom Italia Group. The fixed assets sold, the net book value of which totaled euro 15 thousand, referred to the Other fixed assets category.

16

LONG-TERM INVESTMENTS	euro 4,606,307 thousand
(euro 4,108,475 thousand at December 31, 2003)

Long-term investments increased by euro 497,832 thousand, compared to December 31, 2003, and is detailed as follows:

(in thousands of euro)	9/30/2004	12/31/2003
Equity investments in:
- subsidiaries	4,262,737	3,964,877
- affiliated companies	41	1,469
- other companies	601	536

	4,263,379	3,966,882

Advances on future capital contributions	319,543	120,940

Accounts receivable:
- other receivables	22,112	17,681

	341,655	138,621

Other securities	1,273	2,972

Total	4,606,307	4,108,475

Equity investments	euro 4,263,379 thousand
(euro 3,966,882 thousand at December 31, 2003)

Subsidiaries	euro 4,262,737 thousand
(euro 3,964,877 thousand at December 31, 2003)

Equity investments in subsidiaries refer to the holding in TIM International N.V. The euro 297,860 thousand increase is due to the conversion to share capital of a part of advances on future capital contributions made during the first months of 2004 and of all those booked at December 31, 2003. The carrying value of the subsidiary was thus increased up to euro 8,364,737 thousand, gross of the writedowns made in prior years for euro 4,102,000 thousand.

Affiliated companies	euro 41 thousand
(euro 1,469 thousand at December 31, 2003)

Equity investments in affiliated companies decreased by euro 1,428 thousand, compared to December 31, 2003, owing to the sale of the investment in Edotel S.p.A. to Telecom Italia S.p.A. The sale price was equal to the carrying value in the financial statements (euro 1,939 thousand).

Other companies	euro 601 thousand
(euro 536 thousand at December 31, 2003)

Equity investments in other companies increased by euro 65 thousand, compared to December 31, 2003, following the acquisition of the investment in Societa Consortile Shared Service Center a r.l. The acquisition was part of the deal for the contribution of the business segment commented under fixed assets. The amount corresponds to the value of the business segment conferred and established by the appraiser assigned by the Milan Court.

Advances on future capital contributions	euro 319,543 thousand
(euro 120,940 at December 31, 2003)

Advances on future capital contributions increased by euro 198,603 thousand compared to the end of the prior year.

These refer to non-interest earning advances for future capital increases paid during the period to TIM International N.V. and not yet converted to share capital.

17

Such advances are directed toward providing support for the development of the TIM Group abroad, principally in South America. Advances on future capital contributions at December 31, 2003 and a part of the advances made during 2004 (for a total of euro 177,400 thousand) have been converted, for euro 297,860 thousand, to share capital following the resolution passed by the Shareholders’ Meeting of the subsidiary on April 29, 2004.

(in thousands of euro)	12/31/2003	Advances	Reimbursements	Other changes	9/30/2004
Equity investments in subsidiaries
TIM International N.V.	120,460	496,943	—	(297,860)	319,543

Equity investments in affiliated companies
Edotel S.p.A.	480	—	—	(480)	—

Total	120,940	496,943	—	(298,340)	319,543

Details of changes during the period in equity investments and advances on future capital contributions, as well as the list of equity investments held by TIM S.p.A., are listed at the end of these Notes in Annex 1.

Accounts receivable	euro 22,112 thousand
(euro 17,681 thousand at December 31, 2003)

Accounts receivable increased by euro 4,431 thousand compared to December 31, 2003. They refer to:

•	loans granted to employees for euro 21,230 thousand;

•	tax credits on advances made from employee termination indemnities (revalued by euro 12 thousand pursuant to Law No. 662/1996, and subsequent changes and integrations) for euro 882 thousand. The upward adjustment has been booked in financial income.

(in thousands of euro)	12/31/2003	Changes during the period			9/30/2004
		Disbursements	Reimbursements	Other changes
Other receivables	17,681	4,036	—	395	22,112

Total	17,681	4,036	—	395	22,112

A breakdown of accounts receivable falling due within and beyond five years is presented in these Notes in Annex 2.

Securities	euro 1,273 thousand
(euro 2,972 thousand at December 31, 2003)

Securities decreased by euro 1,699 thousand compared to December 31, 2003. They refer to an investment in the Saturn Venture Partners LLC closed-end investment fund.

Government securities recorded in the financial statements at December 31, 2003 for euro 1,550 thousand became due in the early months of 2004.

18

CURRENT ASSETS	euro 3,173,891 thousand
(euro 4,336,814 thousand at December 31, 2003)

INVENTORIES	euro 38,075 thousand
(euro 20,288 thousand at December 31, 2003)

Merchandise	euro 38,075 thousand
(euro 20,288 thousand at December 31, 2003)

Period-end inventories consisted of the following:

•	euro 36,933 thousand of mobile radio equipment and relevant accessories (net of an inventory writedown of euro 448 thousand);

•	euro 1,590 thousand of equipment acquired following finalization of the sale of the business segment by Wind S.p.A. to TIM which gave rise, in the previous year, to the acquisition of assets related to the “Core Network” of ex-Blu S.p.A., part of which could not be used by the TIM network and were thus resold.

ACCOUNTS RECEIVABLE	euro 3,129,473 thousand
(euro 4,309,255 thousand at December 31, 2003)

Accounts receivable decreased by euro 1,179,782 thousand compared to December 31, 2003.

The table below provides details, for each accounts receivable category, of beginning and ending balances as well as changes during the period.

(in thousands of euro)	12/31/2003	Changes during the period			9/30/2004
		Utilizations	Provisions	Other changes
Trade accounts receivable	1,193,551	—	—	(4,064)	1,189,487
- allowance for doubtful accounts	(111,000)	9,876	(29,876)	—	(131,000)

Total trade accounts receivable	1,082,551	9,876	(29,876)	(4,064)	1,058,487

Accounts receivable from subsidiaries	32,037	—	—	9,221	41,258
Accounts receivable from affiliated companies	11,387	—	—	(9,691)	1,696
- allowance for doubtful accounts	(11,153)	11,109	—	—	(44)

Total accounts receivable from affiliated companies	234	11,109	—	(9,691)	1,652

Accounts receivables from parent companies	1,651,479	—	—	(977,745)	673,734

Taxes receivable	7,389	—	—	1,592	8,981

Deferred tax assets	1,038,520	—	—	(45,983)	992,537

Other receivables
Government and other public entities for grants and subsidies	12,570	—	—	(44)	12,526
Other receivables	484,475	—	—	(144,177)	340,298

Total other receivables	497,045	—	—	(144,221)	352,824

Total	4,309,255	20,985	(29,876)	(1,170,891)	3,129,473

Trade accounts receivable, gross of the relative allowance account, totals euro 1,189,487 thousand, for a decrease of euro 4,064 thousand compared to December 31, 2003.

19

Starting in the first half of 2004, trade accounts receivable sold to factoring companies and not yet due are recorded in other receivables, consistent with the Group’s classification policy; up to December 31, 2003, such receivables had been classified in trade accounts receivable. Receivables with factoring companies total euro 146,808 thousand at September 30, 2004. Appropriate reclassifications were also made to the balances at September 30, 2003 and December 31, 2003 (euro 178,875 thousand and euro 266,267 thousand, respectively), for purposes of comparison.

The allowance for doubtful receivables at September 30, 2004 amounts to euro 131,000 thousand, after utilization of euro 9,876 thousand and provisions of euro 29,876 thousand.

Accounts receivable arising from trade transactions with related parties total euro 242,321 thousand and mainly refer to Telecom Italia Sparkle S.p.A.

Accounts receivable from subsidiaries increased by euro 9,221 thousand, compared to December 31, 2003, and mainly refer to trade transactions (euro 31,377 thousand) principally in connection with traffic revenues.

Accounts receivable from affiliated companies, gross of the relative allowance account, amount to euro 1,696 thousand, for a decrease of euro 9,691 thousand compared to December 31, 2003. During the first few months of the year, part of the trade accounts receivable due from Is TIM (subsequently merged with the Turkish mobile operator Aycell in TT&TIM, now AVEA I.H.A.S.), equal to euro 11,109 thousand - covered by the allowance for doubtful receivables at December 31, 2003 – was sold to the subsidiary TIM International N.V. at net book value.

The balance of accounts receivable from affiliated companies at the end of the period consists of euro 66 thousand of financial receivables, euro 141 thousand of trade receivables (also principally for traffic revenues) and euro 1,445 thousand of other receivables.

Accounts receivable from parent companies decreased by euro 977,745 thousand, compared to December 31, 2003, and include the balance on the correspondence current account (euro 497,870 thousand, a decrease of euro 942,591 thousand), trade accounts receivable (euro 174,207 thousand) and other receivables (euro 1,657 thousand). The correspondence current account represents almost all of the financial resources of TIM S.p.A. at September 30, 2004.

Deferred tax assets amount to euro 992,537 thousand and are presented net of the reserve for deferred taxes totaling euro 51,993 thousand.

The gross amount of deferred tax assets mainly refers to the portion of the writedowns made to the carrying value of the subsidiary TIM International N.V. in 2002 and 2003 which will become deductible in future years.

Other receivables are detailed in the following table.

(in thousands of euro)	9/30/2004	12/31/2003	Changes
Government and other public entities for grants and subsidies	12,526	12,570	(44)
Accounts receivable from factoring companies	146,808	266,267	(119,459)
Receipts from factoring companies in transit	59,803	107,332	(47,529)
Other receipts in transit	803	2,415	(1,612)
Employee-related receivables	5,549	3,961	1,588
Other receivables	127,335	104,500	22,835

Total	352,824	497,045	(144,221)

During the first nine months of the year, TIM sold trade accounts receivable without recourse to factoring companies within pre-fixed limits for euro 2,359 million.

Accounts receivable from related parties amount to euro 137,220 thousand and principally refer to the company Intesa Mediofactoring S.p.A.

A breakdown of accounts receivable, accrued income and prepaid expenses by maturity and type is given at the end of these notes in Annex 2.

20

SHORT-TERM FINANCIAL ASSETS	euro 3,939 thousand
(euro 3,913 thousand at December 31, 2003)

Treasury stock

Treasury stock refers to 897,835 TIM ordinary shares purchased in 2000, in execution of the resolutions passed by the Shareholders’ Meetings of June 15, 1999 and April 12, 2000, for subsequent sale to dealers. This treasury stock, representing the shares remaining after the expiration of the offer to the dealers, was upwardly adjusted to market value by euro 26 thousand. There were no new purchases or sales of treasury stock during the nine-month period.

LIQUID ASSETS	euro 2,404 thousand
(euro 3,358 thousand at December 31, 2003)

Liquid assets decreased by euro 954 thousand compared to December 31, 2003. Liquid assets include bank and postal accounts for euro 1,909 thousand (a reduction of euro 1,137 thousand) and cash and valuables on hand for euro 495 thousand.

Related party transactions, consisting of liquid assets on the current account, total euro 1,775 thousand and chiefly refer to Banca Intesa group companies.

ACCRUED INCOME AND PREPAID EXPENSES	euro 64,285 thousand
(euro 43,760 thousand at December 31, 2003)

Accrued income and prepaid expenses increased by euro 20,525 thousand compared to December 31, 2003.

Accrued income totals euro 5,100 thousand (euro 1,858 thousand at December 31, 2003) and are mainly financial in nature.

Related party transactions total euro 5,064 thousand and principally refer to Telecom Italia S.p.A.

Prepaid expenses amount to euro 59,185 thousand (euro 41,902 thousand at December 31, 2003) and include euro 22,651 thousand referring to October line leases charged by Telecom Italia S.p.A., euro 21,464 thousand for the reversal of property lease advance payments and related shared expenses and euro 5,184 thousand for sponsorship expenses referring to the last quarter of the year.

Related party transactions amount to euro 25,799 thousand and principally refer to Telecom Italia S.p.A.

21

BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY	euro 8,898,815 thousand
(euro 8,956,270 thousand at December 31, 2003)

Shareholders’ equity decreased by euro 57,455 thousand compared to December 31, 2003.

The following table shows the individual components of Shareholders’ equity and the relative changes during the period.

SHAREHOLDERS’ EQUITY

	Changes during the period
(in thousands of euro)	Balance 12/31/2003	Appropriation of 2003 net income	Other changes	Balance 9/30/2004
Share capital	513,964	—	—	513,964
Additional paid-in capital	5,525,626	—	—	5,525,626
Legal reserve	103,942	—	—	103,942
Reserve for treasury stock in portfolio	3,913	—	26	3,939
Other reserves:
Reserve Law No. 342/2000, art. 14	303,827	—	—	303,827
Reserve for accelerated depreciation	—	103,414	46,586	150,000
Special reserve	113,579	17,944	(45,281)	86,242
Reserve for capital grants	14,681	—	—	14,681
Merger surplus reserve	53,783	—	—	53,783
Retained earnings	1,331	—	(1,331)	—
Net income	2,321,624	(2,321,624)	2,142,811	2,142,811

Total shareholders’ equity	8,956,270	(2,200,266)	2,142,811	8,898,815

There were no changes in share capital during the period. Share capital amounts to euro 513,964,432.74 and consists of 8,434,004,716 ordinary shares and 132,069,163 savings shares, each with a par value of euro 0.06.

The Reserve for treasury stock in portfolio increased by euro 26 thousand, compared to December 31, 2003, following adjustment of the carrying value of treasury shares booked in Current assets; the special reserve also decreased by the same amount.

The Reserve for accelerated depreciation was set up, ex art. 67 paragraph 3 of D.P.R. No. 917/1986 (text prior to the changes set forth in Legislative Decree No. 344/2003), by an appropriation of 2003 profits for euro 103,414 thousand and by a transfer from the special reserve for euro 46,586 thousand, as voted by the Shareholders’ Meeting which approved the 2003 financial statements. At the end of the year, the Reserve for accelerated depreciation will be reclassified to special reserve, not being necessary the separate indication in the balance sheet, in accordance to art. 109, paragraph 4, T.U.I.R., furthermore remaining the total tax suspension (as more highlighted in table of the restrictions of a tax nature regarding share capital and reserves).

The Special reserve, besides the changes described previously, increased by euro 17,944 thousand, being the difference between the maximum dividends voted on 2003 net income and the dividends actually paid to the shareholders. Such difference was caused by the failure to fully subscribe to the portion of the share capital increases available for subscription and the existence of treasury stock in portfolio. The special reserve also increased by euro 1,331 thousand as a result of the transfer of retained earnings appropriated in 2002, as voted by the Shareholders’ Meeting which approved the 2003 financial statements.

Retained earnings decreased by euro 1,331 thousand as a result of previously described transfer to the Special reserve.

22

In order to complete disclosure on the amounts and the composition of Shareholders’ equity, details of the nature of the individual equity reserves and the portions that are subject to restrictions for statutory purposes are described in the following table.

(in thousands of euro)	Balance 9/30/2004	Amount subject to restrictions	Amount not subject to restrictions
Capital reserves
Additional paid-in capital	5,525,626	—	5,525,626
Legal reserve	103,942	102,793	1,149
Merger surplus reserve	53,783	—	53,783

Total capital reserves	5,683,351	102,793	5,580,558

Income reserves
Reserve for treasury stock in portfolio	3,939	3,939	—
Reserve Law No. 342/2000, art. 14	303,827	444	303,383
Special reserve	86,242	79,515	6,727
Reserve for accelerated depreciation	150,000	—	150,000
Reserve for capital grants	14,681	—	14,681

Total income reserves	558,689	83,898	474,791

Total reserves in shareholders’ equity	6,242,040	186,691	6,055,349

The entire amount of additional paid-in capital is available for distribution owing to the fact that the legal reserve is higher than one-fifth of share capital.

The legal reserve is available for an amount of euro 1,149 thousand, that is, for the amount which exceeds the amount restricted as per art. 2430 of the Italian Civil Code.

The merger surplus reserve, generated in 2002 following the merger of Blu S.p.A. in TIM, corresponds to the difference between the carrying value of the cancelled shares and the underlying share of net equity of the merged company. The entire amount is available for distribution.

The reserve for treasury stock in portfolio is not a distributable reserve, as provided by art. 2357-ter of the Italian Civil Code.

The reserve Law No. 342/2000, art. 14 of and the special reserve are not available for distribution in part (respectively, for euro 444 thousand and euro 78,567 thousand), given that these amounts have been set aside to guarantee the capital stated as the source of financing to fund specific investment programs under Law No. 488/92.

The special reserve is also unavailable for distribution – as per art. 2426 of the Italian Civil Code – for a further amount equal to the residual value of the start-up and expansion costs recorded in assets (euro 948 thousand).

Lastly, investment programs under Law No. 488/1992 are underway for a total of euro 139,500 thousand for which a request has been filed to obtain benefits; should the benefits in question be awarded, the Company is obliged to set up a guarantee with its own equity for a total amount of euro 103,015 thousand, as a result of which the reserve for accelerated depreciation will be restricted for the same amount, as voted by the Shareholders’ Meeting for the approval of the financial statements.

23

Restrictions of a tax nature regarding share capital and reserves at September 30, 2004 are as follows:

(in thousands of euro)	Balance 9/30/2004	Amount liened for tax purposes
Share capital	513,964	100,347
Reserve Law No. 342/2000, art. 14	303,827	303,827
Reserve for accelerated depreciation	150,000	150,000
Reserve for capital grants	14,681	14,681

Total reserves	468,508	468,508

Total	982,472	568,855

The reserve Law No. 342/2000, art. 14, set up in 2001 to adjust the fiscal values of certain depreciable assets to the higher values shown in the financial statements is still covered by tax relief arrangements. As provided by law, the distribution of this reserve would be taxable to TIM.

The entire reserve for capital grants is covered by tax relief arrangements. This reserve was attributed prorated to TIM in 1995 at the time of the partial demerger of Telecom Italia to TIM.

Tax-deferred share capital amounts to euro 100,347 thousand and refers to the attribution of several inflation reserves to TIM dating back to the foregoing demerger.

As set forth in the new art. 109, paragraph 4, T.U.I.R., whenever, after a distribution of profits or reserves, the residual reserves in shareholders’ equity (other than the legal reserve) are lower than the amount of the previously-mentioned adjustment of the UMTS license (equal to euro 150,460 thousand, net of the related reserve for deferred taxes), the difference distributed would be subject to taxation. In the same way, as already mentioned, the registered amount in the reserve for accelerated depreciation is now submitted to the same suspension regime. At the end of the year the reserve for accelerated depreciation will be reclassified to special reserve.

24

RESERVES FOR RISKS AND CHARGES	euro 1,305,649 thousand
(euro 659,803 thousand at December 31, 2003)

Reserves for risks and charges increased by euro 645,846 thousand compared to December 31, 2003. The composition and changes in these reserves are summarized in the following table.

(in thousands of euro)	12/31/2003	Changes during the period					9/30/2004
		Provisions	Utilizations	Released to income	Reclassifications/ Other changes	Total changes
For pensions and similar obligations
For agents retirement indemnity	1,676	—	—	—	—	—	1,676

	1,676	—	—	—	—	—	1,676

Reserve for taxes, reserve for deferred taxes
Reserve for taxes	—	1,233,000	—	—	(550,826)	682,174	682,174
Reserve for deferred taxes	0	—	—	—	95,387	95,387	95,387

	0	1,233,000	—	—	(455,439)	777,561	777,561

Other reserves:
Reserve for technological upgrading	290,222	—	(131,205)	—	—	(131,205)	159,017
Reserve for regulatory framework expenses	114,191	3,675	—	—	—	3,675	117,866
Other reserves	253,714	2,345	(7,030)	—	500	(4,185)	249,529

	658,127	6,020	(138,235)	—	500	(131,715)	526,412

Total	659,803	1,239,020	(138,235)	—	(454,939)	645,846	1,305,649

• Reserve for pensions and similar obligations	euro 1,676 thousand
(euro 1,676 thousand at December 31, 2003)

There were no changes during the period.

• Reserve for taxes, reserve for deferred taxes	euro 777,561 thousand
(euro 0 thousand at December 31, 2003)

The reserves for taxes and for deferred taxes increased by euro 777,561 thousand compared to December 31, 2003.

The reserve for taxes includes the provision for income taxes referring to the first nine months of the year, net of taxes receivable from the Financial Administration for advances paid during the period and shown in the column Other changes.

The reserve for deferred taxes is recorded net of deferred tax assets of euro 51,993 thousand, described in the note on Accounts receivable. The gross amount of deferred tax liabilities principally refers to accelerated depreciation relating to the year 2003, recorded solely for tax purposes (euro 55,875 thousand), and the writeback of depreciation taken on the UMTS license up to December 31, 2003 (euro 91,242 thousand).

• Other reserves	euro 526,412 thousand
(euro 658,127 thousand at December 31, 2003)

The reserve for technological upgrading totaling euro 159,017 thousand was utilized for euro 131,205 thousand during the period to cover depreciation on analog equipment and installations and other operating costs regarding TACS service, nonrecurring expenses relating to specific actions taken to shift the clientele to third-generation technology, as well as expenses to upgrade pre-existing network equipment and the implementation of the Edge platform.

The reserve for regulatory framework expenses (euro 117,866 thousand) includes the estimate of probable future charges relating to TIM’s general obligations towards agencies and regulators in accordance with specific laws affecting the industry. A provision of euro 3,675 thousand was set aside during the period to free up frequencies (1800 MHz band) for the years 2003 and, prorata, 2004.

25

Sundry reserves also include the reserve for guarantees, the reserve for expenses connected with the sale of BLU (a reserve set up in the 2002 financial statements), the reserve for premium operations and prize contests and the reserve for employee reductions. Utilizations during the first nine months of the year mainly regard the reserve for premium operations and prize contests (euro 4,267 thousand). Movements due to other changes refer to the reserve for corporate restructuring as a result of the acquisition of the business segment from the company IT Telecom S.p.A. during the period and previously described in the note on Fixed assets. The remaining euro 39 thousand refers to the utilization of the reserve for litigation with employees.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	euro 104,196 thousand
(euro 87,926 thousand at December 31, 2003)

The reserve for employee termination indemnities increased by euro 16,270 thousand, compared to December 31, 2003, and presented the following changes during the period:

(in thousands of euro)
Balance at 12/31/2003	87,926
Changes during the period:
Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	16,195
Utilizations for:
- Indemnities paid to employees who took retirement or resigned during the period	(1,843)
- advances pursuant to Law No. 297/1982	(1,228)
- pension funds	(4,522)
- substitute tax on the revaluation of the reserve C25	(16)
Total utilizations	(7,609)

Transfers to/from other Group companies and other changes	7,684

Balance as of 9/30/2004	104,196

26

LIABILITIES	euro 2,651,724 thousand
(euro 3,824,878 thousand at December 31, 2003)

Liabilities decreased by euro 1,173,154 thousand compared to December 31, 2003. Details are as follows.

	9/30/2004			12/31/2003
(in thousands of euro)	Financial	Trade and other accounts payable	Total	Financial	Trade and other accounts payable	Total
Due to banks	198	—	198	19	—	19
Due to other lenders	—	—	—	1,637	—	1,637
Trade accounts payable	—	1,626,258	1,626,258	—	1,888,242	1,888,242
Accounts payable to subsidiaries	—	2,689	2,689	—	655	655
Accounts payable to affiliated companies	—	3,369	3,369	—	3,536	3,536
Accounts payable to parent companies	—	403,471	403,471	—	398,448	398,448
Taxes payable	—	68,090	68,090	25,271	820,461	845,732
Contributions to pension			—			—
and social security institutions	—	11,709	11,709	—	19,917	19,917
Other liabilities	—	535,940	535,940	—	666,692	666,692

Total	198	2,651,526	2,651,724	26,927	3,797,951	3,824,878

Due to banks are represented by bank overdrafts.

Due to other lenders at December 31, 2003 include a short-term loan due to IBM ITALIA Servizi Finanziari S.p.A. for the assignment of accounts payable for euro 1,637 thousand, the last installment of which was paid during the first half of the current year.

Trade accounts payable decreased by euro 261,984 thousand compared to December 31, 2003. A portion of this amount, equal to euro 273,576 thousand, refers to related party transactions, including those with IT Telecom S.p.A., Telecom Italia Sparkle S.p.A. and Telemedia Applicazioni S.p.A.

Accounts payable to subsidiaries and accounts payable to affiliated companies increased by euro 2,034 thousand and decreased by euro 167 thousand, respectively, compared to December 31, 2003. Such accounts payable refer mainly to liabilities arising from traffic effected by TIM users on the network of Group companies.

Accounts payable to parent companies increased by euro 5,023 thousand compared to December 31, 2003. Other accounts payable increased by euro 9,393 thousand and amount to euro 217,972 thousand. They primarily represent VAT payable (booked in this caption following use of the Group’s VAT settlement system for euro 211,780 thousand). Trade accounts payable total euro 185,499 thousand and decreased by euro 4,370 thousand compared to December 31, 2003.

Taxes payable primarily represent the liability for the government concession tax on mobile radio utilities (euro 53,821 thousand).

Details of other liabilities are as follows:

(in thousands of euro)	9/30/2004	12/31/2003	Change
Customer-related items:
advance payments on conversations	52,697	58,287	(5,590)
prepaid traffic	282,795	358,638	(75,843)
subscription charges invoiced and referring to subsequent periods	4,406	23,554	(19,148)
other	45,569	45,121	448
Total customer-related items	385,467	485,600	(100,133)

Employee-related items	121,270	107,600	13,670
Dividends payable to shareholders	6,698	5,481	1,217
Other	22,505	68,011	(45,506)

Total	535,940	666,692	(130,752)

27

Related party transactions regarding other liabilities amount to euro 1,072 thousand and entirely refer to those with IT Telecom S.p.A.

A breakdown of liabilities, accrued expenses and deferred income by maturity and type is presented at the end of these Notes in Annex 3.

ACCRUED EXPENSES AND DEFERRED INCOME	euro 18,854 thousand
(euro 12,244 thousand at December 31, 2003)

Accrued expenses and deferred income increased by euro 6,610 thousand compared to December 31, 2003.

Accrued expenses amount to euro 327 thousand (euro 648 thousand at December 31, 2003) and almost entirely refer to production costs (euro 306 thousand).

Related party transactions regarding accrued expenses total euro 195 thousand and relate entirely to Telecom Italia S.p.A.

Deferred income totals euro 18,527 thousand (euro 11,596 thousand at December 31, 2003) and mainly includes grants for plant installations referring to future years (euro 6,467 thousand) and subscriber fees collected but referring to the month of October 2004 (euro 11,519 thousand).

28

MEMORANDUM ACCOUNTS

Memorandum accounts total euro 1,061,914 thousand and can be analyzed as follows:

(in thousands of euro)	9/30/2004	12/31/2003
Guarantees provided	1,060,927	1,166,181
Purchases and sales commitments	987	6,189

Total	1,061,914	1,172,370

Guarantees provided amount to euro 1,060,927 thousand and decreased by euro 105,254 thousand compared to December 31, 2003.

At the end of last year and following the actions taken to rationalize the guarantee structure within the Telecom Italia Group, TIM signed an Indemnity Agreement on behalf of Telecom Italia S.p.A. and Telecom Italia Finance S.A. for the guarantees issued by TIM International N.V. in the interests of its foreign subsidiaries. For the renewal and the re-negotiation of certain loan contracts during the first nine months of 2004 and which previously fell under the scope of the above Indemnity Agreement, TIM assumed the role of the ultimate guarantor for the Parent Company, replacing the Dutch subsidiary, for this purpose.

Guarantees provided are detailed as follows:

•	euro 355,249 thousand on behalf of subsidiaries;

•	euro 626,033 thousand on behalf of affiliated companies;

•	euro 28,645 thousand on behalf of others for premium operations and prize contests sponsored by TIM S.p.A. and rental contracts;

•	euro 51,000 thousand with respect to a surety policy issued by RAS S.p.A. on December 9, 2002 and counter-guaranteed by TIM S.p.A. on behalf of the Financial Administration – Revenue Service – VAT Office of Naples following the VAT refund request filed by Blu S.p.A. with these offices.

Purchases and sales commitments total euro 987 thousand and decreased by euro 5,202 thousand compared to the end of the prior year. They refer to scheduled future payments for the management of the equity investments that are currently part of the Saturn Venture Partners LLC closed-end investment fund.

The following should also be mentioned:

•	third-party shares on deposit with the Company amount to euro 5,529 thousand and refer to TIM shares;

•	accounts receivable sold as part of regular factoring transactions – which exceeded the limits prefixed by the counterpart – amount to approximately euro 38 million;

•	in 2001, TIM issued letters of patronage on behalf of its subsidiaries to financial companies and suppliers, mainly for investments to be made in future years. TIM, under these letters of patronage, guarantees financial support to its indirect subsidiaries should they fail to meet commitments with their own resources.

As the sponsor of the credit facility disbursed to Digitel, TIM S.p.A. signed the following:

•	a “Sponsor Contingent Capital Contribution Agreement”. At September 30, 2004, this agreement calls for TIM S.p.A.’s commitment, through TIM International N.V., to increase share capital or make subordinated loans equal to any EBITDA loss resulting from six-month reports prepared for this purpose compared to a parameter-based business plan in the event that a pre-established “debt/contributed equity” ratio arises at the same time;

•	a “Performance Support Conditional Guarantee Agreement”. This agreement calls for TIM S.p.A.’s commitment to guarantee to service Digitel’s debt in the event of a significant EBITDA loss (in excess of 20%);

29

•	a guarantee to lenders in the event of bankruptcy filed by third parties, for a period of four years from the closing date, which will cease after this time only if Digitel’s debt/EBITDA ratio is less than or equal to 2.5 to 1.TIM’s maximum overall commitment can be estimated at USD 222 million, plus any interest and accessory charges (reduced by the guarantees already provided in the Performance Support Conditional Guarantee).

TIM S.p.A.’s direct estimated commitment is significantly lower than the maximum theoretical amount, considering that Digitel has infragroup lines of credit for about USD 115 million million that help reduce the risk of bankruptcy and there are mechanisms in place that limit TIM’s intervention, as provided by the Sponsor Contingent Capital Contribution Agreement. Given the current difficulty in determining this commitment, no memorandum account has been recorded;

•	Company assets held by third parties total euro 5,817 thousand;

•	the Company received third-party guarantees amounting to euro 176,263 thousand and collateral totaling euro 4,135 thousand.

* * *

With reference to the operations off-balance sheet, at September 30, 2004 turn on in being three Currency Forward contracts for the amount of USD 12,000 thousand (euro 9,795 thousand) with expiry date as of December 31,2004.

* * *

Tax audit on BLU incorporated company is running. At the moment, significant reliefs have not emerged.

30

STATEMENTS OF INCOME

PRODUCTION VALUE	euro 7,430,228 thousand
(euro 7,001,919 thousand for the first nine months of 2003)

Production value includes the following:

SALES AND SERVICE REVENUES	euro 7,381,031 thousand
(euro 6,979,951 thousand for the first nine months of 2003)

A breakdown of sales and service revenues is set out in the table below.

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Sales
Telephone products and accessories	351,204	267,967	83,237

Services
Traffic revenues
- outgoing traffic	3,201,256	3,182,064	19,192
- incoming traffic	1,688,253	1,670,428	17,825
- roaming traffic	532,918	485,973	46,945
Value-added service revenues	927,331	742,681	184,650
Subscription charges, maintenance and rentals	99,995	121,169	(21,174)
Fees to activate service and takeovers	7,880	10,429	(2,549)
Prepaid service recharges	470,534	417,065	53,469
Other revenues
- revenues from other operators	10,272	12,239	(1,967)
- other miscellaneous income	91,388	69,936	21,452

Total service revenues	7,029,827	6,711,984	317,843

Sales and service revenues	7,381,031	6,979,951	401,080

A breakdown of revenues by geographical area is set out in the table below.

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Italy	6,647,385	6,288,626	358,759
Rest of Europe	503,718	484,772	18,946
North America	24,608	22,820	1,788
Rest of the world:
South America	43,845	33,529	10,316
Africa	64,623	57,474	7,149
Asia	56,025	54,000	2,025
Oceania	40,827	38,730	2,097

Total Rest of the world	205,320	183,733	21,587

	7,381,031	6,979,951	401,080

The amounts for “Europe”, “North America”, and “Other countries” are almost entirely attributable to revenues generated by traffic outgoing from or incoming to those geographical regions.

Service revenues (representing 95.2% of total revenues) grew by 4.7%. The main sources of revenues are those connected with traffic and Added-Value Services, totaling 86% of revenues overall.

31

Traffic income increased by 1.6% compared to the corresponding period of 2003 whereas Value-added Services revenues rose by 24.9%; Short Message Services (outgoing from and incoming to the TIM network) account for the most important components of revenues.

Revenues generated by related party transactions total euro 856,898 thousand, chiefly with Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A.

INCREASES IN CAPITALIZED INTERNAL CONSTRUCTION COSTS	euro 26,095 thousand
(euro - for the first nine months of 2003)

Following the reorganization of activities in the Information Technology sector – mainly as a result of the previously-mentioned acquisition of a business segment from IT Telecom S.p.A. – part of the IT activities carried out internally by the Company have been capitalized starting from the current year.

OTHER REVENUES AND INCOME	euro 23,102 thousand
(euro 21,968 thousand for the first nine months of 2003)

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Operating grants	203	28	175
Grants for plant installations	1,030	945	85
Other:
Expense reimbursements	6,918	7,088	(170)
Late payment fees	1,050	4,903	(3,853)
Gains on the sale/transfer of fixed assets	1,483	703	780
Sundry	12,418	8,301	4,117

Total other	21,869	20,995	874

Total	23,102	21,968	1,134

Operating grants refer to projects funded by the European Commission under the Fifth Framework Program.

Grants for plant installations include the grants referring to the period on projects funded by Law No. 488/1992 (euro 1,000 thousand), Law No. 341/1995 (euro 5 thousand) and the Ascoli Piceno Territorial Agreement (euro 25 thousand).

Expense reimbursements mainly refer to reimbursements for costs pertaining to personnel (euro 2,670 thousand) and recoveries for guarantees on radio mobile equipment (euro 1,922 thousand).

Revenues generated by related party transactions total euro 2,617 thousand, mainly with AVEA I.H.A.S.

32

PRODUCTION COSTS	euro 4,229,299 thousand
(euro 4,032,590 thousand for the first nine months of 2003)

RAW MATERIALS, SUPPLIES AND MERCHANDISE	euro 466,464 thousand
(euro 382,856 thousand for the first nine months of 2003)

Raw materials, supplies and merchandise increased by euro 83,608 thousand compared to the corresponding period of 2003. They mainly include purchases of mobile communications equipment and related accessories and, to a lesser extent, other goods necessary for company operations.

SERVICES	euro 2,171,115 thousand
(euro 2,061,244 thousand for the first nine months of 2003)

Services increased by euro 109,871 thousand compared to the first nine months of 2003. Details are as follows:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Amounts due to other operators	1,176,761	1,119,522	57,239
Marketing and advertising services	451,088	433,895	17,193
Professional and other fees	139,917	133,496	6,421
Administrative and general services	105,248	89,891	15,357
Management of buildings and plant	95,455	90,755	4,700
Data processing	55,916	50,819	5,097
Maintenance costs	47,329	41,342	5,987
Studies and research	37,292	35,239	2,053
Employee-related expenses	34,535	28,423	6,112
Telecommunications	27,574	37,862	(10,288)

Total	2,171,115	2,061,244	109,871

Services include euro 428,618 thousand of costs for the purchase of services from related parties, specifically Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A.

USE OF PROPERTY NOT OWNED	euro 371,087 thousand
(euro 403,774 thousand for the first nine months of 2003)

Costs for use of property not owned decreased by euro 32,687 thousand compared to the first nine months of 2003.

These costs refer to rental, hire and leasing expenses for the period. They comprise, besides property rentals (euro 140,904 thousand), the hire of equipment (euro 23,046 thousand), leasing payments (euro 2,737 thousand) and line lease costs connected with the use of direct connections and accesses to the wireline network of Telecom Italia S.p.A. (euro 204,400 thousand).

Costs generated by related party transactions amount to euro 230,078 thousand and mainly refer to transactions with Telecom Italia S.p.A.

Details are as follows:

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Rentals	345,304	375,338	(30,034)
Hires	23,046	22,386	660
Lease installments	2,737	6,050	(3,313)
Other	—	—	—

Total	371,087	403,774	(32,687)

33

PERSONNEL COSTS	euro 344,227 thousand
(euro 330,846 thousand for the first nine months of 2003)

The average equivalent number of employees at September 30, 2004 is 9,310.

The breakdown of employees by professional category is shown in the following table:

(average equivalent number)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Executives	230	223	7
Middle management	563	446	117
Office staff	8,501	8,508	(7)
Workers	16	20	(4)

Total	9,310	9,197	113

AMORTIZATION, DEPRECIATION AND WRITEDOWNS	euro 863,474 thousand
(euro 820,101 thousand for the first nine months of 2003)

Amortization of intangible assets	euro 371,950 thousand
(euro 301,936 thousand for the first nine months of 2003)

Additional details on the components of this caption are presented in the note on Intangible Assets.

Depreciation of fixed assets	euro 461,648 thousand
(euro 486,045 thousand for the first nine months of 2003)

A portion of the depreciation expense on the plants used for the TACS services for the first nine months of 2004, totaling euro 7,414 thousand, was taken from the Reserve for technological upgrading. Euro 21,998 thousand of the reserve was also used to cover the residual depreciation in respect of a part of the network equipment not compatible with the Edge platform that was removed from the production plan.

Additional details on the components of this caption are presented in the note on Fixed Assets.

CATEGORIES OF ASSETS GROUPED ACCORDING TO CORRESPONDING ASSET ITEMS

(Rate %)
Buildings	6 - 10
Plant and machinery	8 - 20
Industrial and distribution equipment	25
Other fixed assets	12 - 25

Writedowns of receivables, included in current assets and liquid assets (euro 32,120 thousand for the first nine months of 2003)	euro 29,876 thousand

This amount refers to provisions to the Allowance for doubtful accounts for trade accounts receivable from customers and is calculated so as to adjust these receivables to estimated realizable value.

CHANGES IN INVENTORIES OF RAW MATERIALS, SUPPLIES AND MERCHANDISE	- euro 17,787 thousand
(- euro 1,261 thousand for the first nine months of 2003)
The changes refer mainly to mobile radio transmission equipment and accessories.
OTHER PROVISIONS	euro 2,738 thousand
(euro 11,054 thousand for the first nine months of 2003)

34

Other provisions refer to amounts set aside in the Reserve for premium operations and prize contests (euro 1,163 thousand) and the Reserve for regulatory framework expenses (euro 1,575 thousand).

With regard to the Reserve for regulatory framework expenses, the total provision set aside in the reserve during the period for the expenses to free up the frequencies amount to euro 3,675 thousand, of which euro 1,575 thousand relates to the portion for the first nine months of 2004 and euro 2,100 thousand to the portion for the year 2003 which was not booked in the relevant financial statements since the amount could not be estimated at the date of their preparation. The portion relating to 2003 was recorded in Extraordinary expense.

MISCELLANEOUS OPERATING COSTS (euro 23,976 thousand for the first nine months of 2003)	euro 27,981 thousand

(in thousands of euro)	9 months to 9/30/2004	9 months to 9/30/2003	Change
Losses on sales/writeoffs/transfers of fixed assets	387	1,130	(743)
TLC operating fee	2,558	3,814	(1,256)
Other sundry costs:
Universal Service	8,766	9,273	(507)
Other taxes and duties	7,965	5,420	2,545
Association dues	2,169	1,636	533
Other costs	6,136	2,703	3,433

Total other sundry costs	25,036	19,032	6,004

Total	27,981	23,976	4,005

TLC operating fees, totaling euro 2,558 thousand, include the estimate of the fee for the operation of the regulatory body (M.D. dated July 16, 1999) and the portion referring to the annual fees established by Legislative Decree No. 259 dated August 1, 2003 for the first nine months of 2004.

Costs generated by related party transactions total euro 298 thousand and mainly refer to Telecom Italia S.p.A.

35

FINANCIAL INCOME AND EXPENSE	euro 24,834 thousand
( - euro 218 thousand for the first nine months of 2003)

Financial income and expense increased overall by euro 25,052 thousand compared to the first nine months of 2003. Details are as follows:

(in thousands of euro)		9 months to 9/30/2004	9 months to 9/30/2003	Change
Other financial income	( A )	30,818	10,744	20,074
Interest and other financial expense	( B )	(5,823)	(14,121)	8,298
Foreign exchange gains and losses	( C )	(161)	3,159	(3,320)

Total	(A+B+C)	24,834	(218)	25,052

Other financial income includes the following:

	9 months to 9/30/2004			9 months to 9/30/2003	Change
(in thousands of euro)	Included in long- term investments	Included in current assets	Total
Other financial income from accounts receivable from others	194	—	194	246	(52)
Other financial income from securities, other than equity investments	4	—	4	77	(73)

Other income:
- interest and fees from parent companies	—	29,714	29,714	8,069	21,645
- interest and fees from subsidiaries	—	351	351	—	351
- interest and fees from others and miscellaneous income	—	555	555	2,352	(1,797)

Total other income	—	30,620	30,620	10,421	20,199

Total	198	30,620	30,818	10,744	20,074

Other financial income from accounts receivable included in long-term investments from others of euro 194 thousand refers in interest earned on loans granted to personnel.

Other financial income from securities, other than equity investments, included in long-term investments refers to interest earned during the period on government securities which fell due during the period.

Interest and fees from parent companies consist mainly of interest earned on the current account with Telecom Italia S.p.A.

Interest and other financial expense include the following:

	1.1 - 30.9.2004			1.1 - 30.9.2003	Change
(in thousands of euro)	Medium/ long-term debt	Short-term borrowings	Total
Interest and fees paid to subsidiaries	—	—	—	1,623	(1,623)
Interest and fees paid to parent companies	—	1,346	1,346	5,326	(3,980)
Interest and fees paid to others and miscellaneous expenses	—	4,477	4,477	7,172	(2,695)

Total	—	5,823	5,823	14,121	(8,298)

Interest and fees paid to others and miscellaneous expenses include, among other things, expenses connected with the payment of taxes on an installment basis and discounts for spot-cash payments.

36

Foreign exchange gains amount to euro 1,137 thousand; foreign exchange losses total euro 1,298 thousand.

The possible net profit on evaluation changes will be object, in the financial statements of the year, of a provision in a specific not available equity reserve until its realization.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS	euro 57 thousand
(- euro 6,676 thousand for the first nine months of 2003)

Value adjustments to financial assets include:

•	euro 26 thousand for the upward adjustment of treasury stock booked in current assets;

•	euro 31 thousand for the writeback of the carrying value of the investment in the affiliated company Edotel S.p.A.

EXTRAORDINARY INCOME AND EXPENSE	euro 149,991 thousand
(euro 118,925 thousand for the first nine months of 2003)

Extraordinary income amounts to euro 251,141 thousand (euro 622,885 thousand for the first nine months of 2003). It mainly refers to income from the elimination of tax interference (prior period fiscal amortization of the UMTS license) for euro 241,702 thousand.

Extraordinary expense amounts to euro 101,150 thousand (euro 503,960 thousand for the first nine months of 2003).

The most important item refers to prior years’ taxes for a total of euro 92,413 thousand; this caption includes the effect of the elimination of tax interference (euro 91,242 thousand) for the cancellation of the prior period amortization of the UMTS license.

Extraordinary expense also includes euro 2,100 thousand relating to the provision for the year 2003 to the Reserve for regulatory framework expenses and euro 750 thousand for the provision to the Reserve for employee reductions. Expenses regarding the portion of principal and interest connected with Law No. 58/1992 amount to euro 914 thousand.

Costs arising from transactions with related parties total euro 1,522 thousand and refer entirely to Telecom Italia S.p.A.

INCOME TAXES, CURRENT AND DEFERRED	euro 1,233,000 thousand
(euro 1,235,000 thousand for the first nine months of 2003)

Current taxes and deferred taxes refer to the first nine months of 2004 and have been calculated by applying the tax rate for the period to the pretax profit.

37

OTHER INFORMATION

ANNEX 1

EQUITY INVESTMENTS IN LONG-TERM INVESTMENTS AT 12/31/2003

(in thousands of euros)	Cost	Upward adjustments	Writedowns	Carrying value
TIM International N.V.	8,066,877	—	(4,102,000)	3,964,877

Total subsidiaries	8,066,877	—	(4,102,000)	3,964,877

Equity investments in affiliated companies
Iridium Italia S.p.A.	904	—	(904)	—
Edotel S.p.A	6,038	—	(4,610)	1,428
Cons. Scuola Superiore Alta Formaz. Univ. Federico II	26	—	—	26
Consorzio Energia Gruppo Telecom Italia	5	—	—	5
Telenergia S.r.l.	10	—	—	10

Total affiliated companies	6,983	—	(5,514)	1,469

Equity investments in other companies
Telecom Italia Audit S.c.r.l.	500	—	—	500
Conai - Consorzio Nazionale Imballaggi	1	—	—	1
Consorzio Cefriel	33	—	—	33
Idroenergia s.c.r.l.	1	—	—	1
ABI Lab	1	—	—	1
Shared Service Center S.c.r.l.	—	—	—	—

Total other companies	536	—	—	536

Advances on future capital contributions
TIM International N.V.	120,460	—	—	120,460
Edotel S.p.A.	480	—	—	480

Total advances on future capital contributions	120,940	—	—	120,940

38

	CHANGES DURING THE PERIOD
	Purchases/ Subscriptions	Reclassification/ Sales	Writedowns/ Writebacks	Capital replenishments	Total changes
Equity investments in subsidiaries
TIM International N.V.	—	297,860	—	—	297,860

Total subsidiaries	—	297,860	—	—	297,860

Equity investments in affiliated companies
Iridium Italia S.p.A.	—	—	—	—	—
Edotel S.p.A	—	(1,459)	31	—	(1,428)
Cons. Scuola Superiore Alta Formaz. Univ. Federico II	—	—	—	—	—
Consorzio Energia Gruppo Telecom Italia	—	—	—	—	—
Telenergia S.r.l.	—	—	—	—	—

Total affiliated companies	—	(1,459)	31	—	(1,428)

Equity investments in other companies
Telecom Italia Audit S.c.r.l.	—	—	—	—	—
Conai - Consorzio Nazionale Imballaggi	—	—	—	—	—
Consorzio Cefriel	—	—	—	—	—
Idroenergia s.c.r.l.	—	—	—	—	—
ABI Lab	—	—	—	—	—
Shared Service Center S.c.r.l.	65	—	—	—	65

Total other companies	65	—	—	—	65

Advances on future capital contributions
TIM International N.V.	496,943	(297,860)	—	—	199,083
Edotel S.p.A.	—	(480)	—	—	(480)

Total advances on future capital contributions	496,943	(298,340)	—	—	198,603

39

EQUITY INVESTMENTS IN LONG-TERM INVESTMENTS AT 9/30/2004

	Cost	Upward adjustments	Writedowns	Carrying value
Equity investments in subsidiaries
TIM International N.V.	8,364,737	—	(4,102,000)	4,262,737

Total subsidiaries	8,364,737	—	(4,102,000)	4,262,737

Equity investments in affiliated companies
Iridium Italia S.p.A.	904	—	(904)	—
Edotel S.p.A	4,579	—	(4,579)	—
Cons. Scuola Superiore Alta Formaz. Univ. Federico II	26	—	—	26
Consorzio Energia Gruppo Telecom Italia	5	—	—	5
Telenergia S.r.l.	10	—	—	10

Total affiliated companies	5,524	—	(5,483)	41

Equity investments in other companies
Telecom Italia Audit S.c.r.l.	500	—	—	500
Conai - Consorzio Nazionale Imballaggi	1	—	—	1
Consorzio Cefriel	33	—	—	33
Idroenergia s.c.r.l.	1	—	—	1
ABI Lab	1	—	—	1
Shared Service Center S.c.r.l.	65	—	—	65

Total other companies	601	—	—	601

Advances on future capital contributions
TIM International N.V.	319,543	—	—	319,543
Edotel S.p.A.	—	—	—	—

Total advances on future capital contributions	319,543	—	—	319,543

40

ANNEX 2

ACCOUNTS RECEIVABLE, ACCRUED INCOME AND PREPAID EXPENSES BY MATURITY AND TYPE

	9/30/2004 Amounts due (*)				12/31/2003 Amounts due (**)
(in thousands of euros)	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivables in long-term investments
From others employees	1,945	5,593	13,692	21,230	825	4,749	11,253	16,827
miscellaneous	781	101	—	882	854	—	—	854

Total accounts receivables in long-term investments	2,726	5,694	13,692	22,112	1,679	4,749	11,253	17,681

Accounts receivable in current assets
Other financial receivables from
parent companies	497,870	—	—	497,870	1,440,461	—	—	1,440,461
subsidiaries	166			166	—	—	—	—
affiliated companies	66	—	—	66	66	—	—	66

	498,102	—	—	498,102	1,440,527	—	—	1,440,527

Trade accounts receivable from
customers	1,058,487	—	—	1,058,487	1,082,551	—	—	1,082,551
parent companies	174,207	—	—	174,207	208,557	—	—	208,557
subsidiaries	31,377	—	—	31,377	22,457	—	—	22,457
affiliated companies	141	—	—	141	141	—	—	141
others	803	—	—	803	2,415	—	—	2,415

	1,265,015	—	—	1,265,015	1,316,121	—	—	1,316,121

Other accounts receivable from
parent companies	1,657	—	—	1,657	2,461	—	—	2,461
subsidiaries	9,715	—	—	9,715	9,580	—	—	9,580
affiliated companies	1,445	—	—	1,445	27	—	—	27
others	871,051	246,920	235,568	1,353,539	931,530	609,009	—	1,540,539

	883,868	246,920	235,568	1,366,356	943,598	609,009	—	1,552,607

Total accounts receivable in current assets	2,646,985	246,920	235,568	3,129,473	3,700,246	609,009	—	4,309,255

Accrued income and prepaid expenses
Accrued income
financial	5,064	—	—	5,064	1,822	—	—	1,822
Trade	36	—	—	36	36	—	—	36
Prepaid expenses
financial	—	—	—	—	295	—	—	295
trade	56,540	2,645	—	59,185	41,607	—	—	41,607

Total accrued income and prepaid expenses	61,640	2,645	—	64,285	43,760	—	—	43,760

(*)	All periods subsequent to 9/30/2004.

(**)	All periods subsequent to 12/31/2003.

41

ANNEX 3

LIABILITIES, ACCRUED EXPENSES AND DEFERRED INCOME BY MATURITY AND TYPE

(in thousands of euros)	9/30/2004 Amounts due (*)				12/31/2003 Amounts due (**)
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Short-term borrowings
Due to banks	198	—	—	198	19	—	—	19
Due to other lenders	—	—	—	—	1,637	—	—	1,637
Taxes payable	—	—	—	—	25,271	—	—	25,271

	198	—	—	198	26,927	—	—	26,927

Trade accounts payable
Accounts payable to suppliers	1,626,258	—	—	1,626,258	1,888,242	—	—	1,888,242
Accounts payable to subsidiaries	2,601	—	—	2,601	567	—	—	567
Accounts payable to affiliated companies	2,736	—	—	2,736	2,903	—	—	2,903
Accounts payable to parent companies	185,499	—	—	185,499	189,869	—	—	189,869

	1,817,094	—	—	1,817,094	2,081,581	—	—	2,081,581

Other payables
Accounts payable to subsidiaries	88	—	—	88	88	—	—	88
Accounts payable to affiliated companies	633	—	—	633	633	—	—	633
Accounts payable to parent companies	217,972	—	—	217,972	208,579	—	—	208,579
Taxes payable	68,090	—	—	68,090	820,461	—	—	820,461
Contributions to pension and social security institutions	10,426	1,200	83	11,709	18,642	1,196	79	19,917
Other liabilities	535,940	—	—	535,940	666,692	—	—	666,692

	833,149	1,200	83	834,432	1,715,095	1,196	79	1,716,370

Total liabilities	2,650,441	1,200	83	2,651,724	3,823,603	1,196	79	3,824,878

Accrued expenses and deferred income
Accrued expenses
Financial	21	—	—	21	212	—	—	212
Trade	306	—	—	306	436	—	—	436
Other	—	—	—	—	—	—	—	—
Deferred income
Financial	541	—	—	541	513	—	—	513
Trade	11,847	4,289	1,850	17,986	4,944	4,289	1,850	11,083

Total accrued expenses and deferred income	12,715	4,289	1,850	18,854	6,105	4,289	1,850	12,244

(*)	All periods subsequent to 9/30/2004.

(**)	All periods subsequent to 12/31/2003.

42

ANNEX 4

ACCOUNTS RECEIVABLE, LIABILITIES AND REVENUES BY GEOGRAPHICAL AREA

(in thousands of euros)	Italy	Other EU countries	Rest of Europe	North America	Central and South America	Other areas	TOTAL
Accounts receivable in long-term investments
. subsidiaries	—	—	—	—	—	—	—
. affiliated companies	—	—	—	—	—	—	—
. others	22,112	—	—	—	—	—	22,112

Total	22,112	—	—	—	—	—	22,112

Accounts receivable in current assets
. customers	1,090,728	41,306	16,120	16,261	14,362	10,710	1,189,487
. subsidiaries	—	26,098	—	—	15,160	—	41,258
. affiliated companies	233	—	1,463	—	—	—	1,696
. taxes receivable	8,981	—	—	—	—	—	8,981
. deferred tax assets	992,537	—	—	—	—	—	992,537
. others	352,824	—	—	—	—	—	352,824

Total	2,445,303	67,404	17,583	16,261	29,522	10,710	2,586,783

LIABILITIES
. Debentures	—	—	—	—	—	—	—
. Convertible debentures	—	—	—	—	—	—	—
. Due to banks	198	—	—	—	—	—	198
. Due to other lenders	—	—	—	—	—	—	—
. Advances	—	—	—	—	—	—	—
. Accounts payable to suppliers	1,324,323	96,378	2,686	7,989	1,347	9,965	1,442,688
. Accounts payable to subsidiaries	—	2,251	—	—	438	—	2,689
. Accounts payable to affiliated companies	—	3,100	269	—	—	—	3,369
. Taxes payable	68,090	—	—	—	—	—	68,090
. Contributions to pension and social security institutions	11,709	—	—	—	—	—	11,709
. Other liabilities	535,940	—	—	—	—	—	535,940

Total	1,940,260	101,729	2,955	7,989	1,785	9,965	2,064,683

SALES AND SERVICE REVENUES	6,647,385	355,217	148,501	24,608	43,845	161,475	7,381,031

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ANNEX 5

STATEMENTS OF CASH FLOWS

(in thousands of euro)			9 months to 9/30/2004	9 months to 9/30/2003
A. NET FINANCIAL LIQUIDITY (INDEBTEDNESS), AT BEGINNING OF PERIOD			1,418,350	(1,491,660)
Operating income			3,200,929	2,969,329
Depreciation of fixed assets and amortization of intangible assets			833,598	787,981
Investments in fixed assets and intangible assets			(704,869)	(473,734)
Proceeds from disposal of intangible assets and fixed assets			1,572	30,521
Change in operating working capital and other changes			(293,147)	94,528
B. FREE CASH FLOWS FROM OPERATIONS			3,038,083	3,408,625
Investments in long-term investments(1)			(504,860)	(235,049)
Proceeds from sale/redemption value of other intangible assets, fixed assets and long-term investments			7,761	2,436
Change in non-operating working capital and other changes(2)			(1,254,259)	(198,831)
C.			(1,751,358)	(431,444)
D. NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES AND CONTRIBUTIONS BY SHAREHOLDERS	(B+C	)	1,286,725	2,977,181
E. DISTRIBUTION OF INCOME/RESERVES			(2,200,265)	(410,144)
F. CONTRIBUTIONS BY SHAREHOLDERS
G. CHANGE IN NET FINANCIAL LIQUIDITY (INDEBTEDNESS)	(D+E+F	)	(913,540)	2,567,037
H. NET FINANCIAL LIQUIDITY (INDEBTEDNESS), AT END OF PERIOD	(A+G	)	504,810	1,075,377

Note:

The value of the investments of the first nine months of 2004 is exposed net of company branches acquisitions/assignments effects.

44

ANNEX VI

M A Z A R S & G U É R A R D

TELECOM ITALIA S.p.A.

Plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

Auditors’ report

relating to the exchange ratio of shares pursuant to

Article 2501-sexies of the Italian Civil Code (*)

This is an English translation of the original Italian document

(*)	With respect to the CONSOB Communication N. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guérard SpA under the U.S. independence requirements

[THIS PAGE INTENTIONALLY LEFT BLANK]

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M A Z A R S & G U É R A R D

Plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

Auditors’ report relating to the exchange ratio of shares

pursuant to Article 2501-sexies of the Italian Civil Code (1)

To the Shareholders of

Telecom Italia S.p.A.

1.	Objective, subject and scope of the engagement

We have been requested by Telecom Italia S.p.A., as appointed by the Milan Court on January 18, 2005, to issue a report on the exchange ratio of shares of Telecom Italia S.p.A. (hereinafter “Telecom Italia” or the “absorbing company”) and Telecom Italia Mobile S.p.A. (hereinafter “TIM” or the “company to be absorbed” and, together with Telecom Italia, the “Companies”), in accordance with Article 2501-sexies of the Italian Civil Code. For this purpose, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to Article 2501-quinquies of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of September 30, 2004 provided by Article 2501-quater of the Italian Civil Code.

The proposed merger plan will be subject to approval at the Extraordinary General Meeting of the ordinary shareholders of Telecom Italia to be held on April 5, 2005, first call, or on April 6, 2005, second call, or on April 7, 2005, third call.

Similarly, the ordinary shareholders of TIM will be required to approve the merger plan at the Extraordinary General Meeting to be held on April 5, 2003, first call, or on April 6, second call if required, as will the savings shareholders of TIM on April 6, 7 or 8, 2005 at first, second or third call, pursuant to Article 146, paragraph1, letter b) of the Finance Consolidation Act (TUF).

Reconta Ernst & Young S.p.A. was appointed by the President of the Turin Court on December 28, 2004 to issue a similar report on the exchange ratio.

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also includes our assessment whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Advisors, we have not carried out any valuation of the Companies taking part into the merger. The valuation was carried out solely by the Directors and the Advisors appointed by them.

(1)	With respect to CONSOB Communication No. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guerard SpA under U.S. independence requirements.

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2.	Summary of the transaction

The Boards of Directors of Telecom Italia and TIM, in their meetings on December 7, 2004, developed a plan to reorganize the Telecom Italia Group (hereafter “the Plan”), which satisfies “a series of industrial needs arising from the progressive integration of the platforms that govern the fixed and mobile communications activities” and which “aims to benefit the Group by simplifying the ownership structure and optimizing the capital and financial structure of the company that will result from the merger”.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of TIM into Telecom Italia, pursuant to Articles 2501 and seq. of the Italian Civil Code.

On January 23, 2005, the Boards of Directors of Telecom Italia and TIM approved the plan for the merger of TIM into Telecom Italia, confirming the exchange ratio preliminarily indicated by the Board of Directors on December 7, 2004.

The merger will be effected on the basis of the balance sheets of Telecom Italia and TIM as of September 30, 2004, adopted by the Companies’ Boards of Directors as the balance sheets required by Article 2501-quater of the Italian Civil Code.

As a result of the merger, Article 5 of the absorbing company’s by-laws, relating to share capital, will be amended to take account of the shares issued to service the exchange ratios and the stock option plans approved by the company to be absorbed.

Within the context of the Plan, the Boards of Directors of the “Companies” that met on December 7, 2004 approved and communicated to the public the guidelines of the plan to reorganize the group headed up by Telecom Italia, which also includes:

-	a voluntary partial tender offer for the ordinary shares and a voluntary tender offer for all the savings shares issued by TIM (jointly, the “Tender Offer”), as well as

-	the spin-off (“Spin-off”), prior to the merger and before it is completed, of the mobile communications business in Italy, currently operated by TIM, into a company wholly-owned by TIM, called TIM Italia S.p.A. (“TIM Italia” or the “Transferee Company”).

As part of the Plan, Telecom Italia has launched: (i) a voluntary partial tender offer for 2,456,534,241 ordinary shares of TIM, equal, as of December 20, 2004, to 29.12% of TIM’s ordinary share capital and 28.67% of TIM’s total share capital; (ii) a voluntary total tender offer for 132,069,163 savings shares of TIM, equal to 100% of TIM’s savings share capital and 1.54% of TIM’s total share capital (jointly, the “Offer”). The Offer, launched at a price of 5.60 euro for each ordinary and savings share of TIM, depended on reaching 2/3 of the quantity of both categories of shares subject to the Offer.

The Offer commenced on January 3 and ended on January 21, 2005.

At the end of the Tender Offer acceptance period, on January 21, 2005, shareholders had tendered 2,639,154,665 ordinary shares (equal to 31.2% of TIM’s ordinary share capital and approximately 107.4% of the shares subject to the Offer) and 8,463,127 savings shares (equal to approximately 6.4% of TIM’s savings share capital and of the shares subject to the Offer).

Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, especially in view of the fact that acceptances by TIM ordinary shareholders exceeded the number of shares subject to the Offer, confirming the effectiveness of the Offer.

Based on the results of the Tender Offer, the total outlay on the part of Telecom Italia for the TIM shares tendered in acceptance of the Tender Offer comes to around 13.8 billion euro.

The merger will involve cancelling the TIM shares held by Telecom Italia, without receiving any shares in exchange, thereby reducing the amount of equity to be issued in exchange. The holders of TIM ordinary or savings shares, other than Telecom Italia, on the other hand, will be allocated newly issued ordinary or savings shares of Telecom Italia on the basis of the related exchange ratios.

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At the time of the exchange, Telecom Italia will allocate to the TIM savings shareholders new savings shares with the same characteristics as those currently issued by TIM.

In light of the different level of preference given to the Telecom Italia savings shares compared with the TIM savings shares, to the shareholders of TIM who do not vote in favor of the Merger in the special meeting of their category will be granted a right of withdrawal pursuant to Article 2437, paragraph 1, letter g) of the Italian Civil Code, as the share exchange will result in a change in their participation rights.

Pursuant to Article 2504 bis, second paragraph of the Italian Civil Code, the effects of the merger will run from the last filing of the merger deed, as required by Article 2504 of the Italian Civil Code, or from such subsequent date provided for by the merger deed.

The transactions of the company to be absorbed, also for income tax purposes, will be recorded in the books of the absorbing company from January 1 of the year in which the merger becomes effective.

The Merger is technically subject to a Government veto in accordance with the Golden Share provision contained in Article 2 of Decree Law 332/1994, ratified by Law 474/1994, and Article 22, paragraph b) of Telecom Italia’s by-laws.

At the end of the meeting of Telecom Italia’s Board of Directors on December 7, 2004, in accordance with Article 22, paragraph b) of the Absorbing Company’s by-laws and Article 2 of Decree Law 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for Economy and Finance of the commencement of the plan for the reorganization of the Group. The Minister for Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that, in his opinion, the conditions do not exist for its exercise of the veto right with respect to the adoption of the merger resolution by Telecom Italia’s shareholders’ meeting.

In any case, the Absorbing Company’s ordinary and savings shares are - and after the Merger will continue to be - listed, among others, on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A.

In addition, after the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents 10 ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in light of the decisions adopted by its Board of Admission, the shares will be delisted by the effective date of the Merger.

3.	Documentation utilized

In performing our work, we obtained from Telecom Italia and TIM, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

a)	the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at September 30, 2004, propose an exchange ratio as follows:

•	1.73 Telecom Italia ordinary shares with a par value of Euro 0.55 each for each TIM ordinary share with a par value of Euro 0.06 each;

•	2.36 Telecom Italia savings shares with a par value of Euro 0.55 each for each TIM savings share with a par value of Euro 0.06 each.

The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Advisors indicated in points b), c), d) and e) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the “Opinion on the fairness of the share exchange ratio used for the merger” prepared by JPMorgan Chase Bank, N.A. (hereafter “JPMorgan”), acting as the Directors’ Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

5

c)	the appraisal report of the exchange ratio prepared by MCC SpA, acting as the Directors’ Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application.

d)	the “Fairness Opinion on the Exchange Ratio” issued by Mediobanca – Banca di Credito Finanziario S.p.A. (hereafter “Mediobanca”), acting as the Directors’s Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

e)	the “Fairness Opinion”, dated December 7, 2004, prepared by Goldman Sachs International (hereafter “Goldman Sachs”) on the express request of Telecom Italia’s Internal Control and Corporate Governance Committee (consisting exclusively of independent directors);

f)	confirmations of the Fairness Opinions issued, dated January 23, 2005, by the Advisors mentioned in points b), c), d) and e) above.

g)	the following documentation, used by the Advisors to prepare their appraisal reports and, subsequently used also by us within the scope of our engagement:

-	the statutory and consolidated financial statements of Telecom Italia and TIM and their subsidiaries as of December 31, 2003 accompanied by the related Reports of the Board of Directors, the Reports of the Board of Statutory Auditors and the Independent Auditors’ Reports;

-	the balance sheets of Telecom Italia and of TIM as of September 30, 2004, adopted by the Companies’ Boards of Directors as required by Article 2501-quater of the Italian Civil Code;

-	the preliminary economic and financial forecast “2005-2007 plan – Preliminary 03/12/2004”, being an updated version of the economic and financial plans for the period 2004-2007, approved and communicated to the market in March 2004, as prepared by management, in accordance with the strategic, operational and financial objectives of the Group Telecom Italia.

-	historical market prices and trading volumes of ordinary and savings shares of the “Companies”;

-	publicly available information about companies operating in the same sector;

-	financial research and analyses published by specialist institutes and investment banks;

h)	The following additional documentation has been utilized by us:

-	data and information obtained from the Advisors and used by them for the determination of the exchange ratio;

-	regulations governing Telecom Italia’s convertible bonds;

-	the appraisal reports of the exchange ratio issued on December 7, 2004 by Lazard & Co. S.r.l., Credit Suisse First Boston (Europe) Limited, Merrill Lynch International (Milan Office) and by Studio Casò acting as Professional Advisor to TIM, as well as the related confirmations dated January 22 (Studio Casò) and January 23, 2005;

-	by-laws of the companies taking part in the merger;

-	the reports of the independent auditors Reconta Ernst & Young S.p.A. relating to their limited audit of the Companies’s half-year reports as of June 30, 2004;

-	review of the main conclusions reached by the independent auditors Reconta Ernst & Young SpA and discussions with them on the Companies’ 2003 financial statements, 2004 half-year report and discussions with them on the audit currently underway on the 2004 financial statements;

-	draft of the 2004 financial statements of the Companies approved by the boards on February 24, 2005;

-	accounting elements and other information as deemed necessary for this report.

We have also obtained a representation letter stating that, to Telecom Italia management’s best knowledge, no significant changes in the data and information considered in our analyses have taken place in the meantime. A similar representation letter has been obtained by Reconta Ernst & Young S.p.A. from TIM management.

6

4.	Valuation methods adopted by the Boards of Directors for the determination of the exchange ratio

The Directors, also supported by their Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1.	Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies taking part in the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Advisors, selected the valuation methods and principles to be adopted taking into account:

–	the specific objectives attributed to the valuations with reference to the underlying transaction;

–	the nature of the activities carried out by each company taking part in the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that make it possible to estimate the value of the entities concerned. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted valuation methods based on similar criteria for both of the companies involved in the merger. This did not necessarily mean that identical valuation methods were used for all of the businesses directly or indirectly involved in the merger, especially if operating in different sectors, but it did mean adopting the same logical approach to the valuation.

As regards this second aspect, the Directors took into consideration Telecom Italia’s various areas of operations, as well as the fact that Telecom Italia’s controlling interest in TIM is a significant portion of its total assets.

In light of the above, for the purpose of determining the values of Telecom Italia and TIM, given that both are equally important in the valuation process, the Directors used as their principal method the Discounted Cash Flow for TIM and the Sum-of-the-Parts for Telecom Italia, and Stock-Market Price as control method.

Discounted Cash Flow or “DCF” method: under this method, the economic value of an enterprise is equal to the sum of the following components:

-	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital, which represents the weighted average cost of the types of financing used (risk capital and debt capital, net of the tax effects);

-	an estimate of the net financial position and minority interests, which, in this case, were referred as of December 31, 2004.

In applying the DCF method, the Directors made reference to the above mentioned preliminary economic and financial forecast 2005-2007.

Sum-of-the Parts method: under this method, the value of a company is determined as the sum of the values of each of its businesses (understood as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to any off-balance sheet items and potential tax benefits.

Under this method, the main businesses (Telecom Italia and TIM) valuation was based on the to the Discounted Cash Flow method. In particular, TIM was valued based on the range of values identified by using this method.

7

The other activities were valued using the market price method, the market multiples method, the financial statement values method, the discounted cash flow method and/or the values published in analysts’ research reports on such companies, where available.

In order to test the accuracy of the exchange ratio obtained in this way, the Directors made a further test using the stock market price method.

Stock-Market price method : when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at December 3, 2004 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

4.1.1	Sum-of-the-Parts method – Telecom Italia

According to the Sum-of-the-Parts method, the value of Telecom Italia is determined as the sum of the values of the individual businesses of the company, considered as an economic entity which can be individually evaluated. Taking into account the complexity of the company’s structure and the various areas of operations of the Telecom Italia Group, the core businesses (Telecom Italia and TIM) were evaluated on the basis of the Discounted Cash Flow method. The other activities were valued either at book or market value, and/or at the values published in analysts’ research reports on such companies, where available.

This sum, for each of the companies taking part in the merger, has been suitably adjusted to reflect the estimated financial position as of December 31, 2004, adjusted to take into account the proportional net debt and minority interests and, where significant, other effects such as those relating to any off-balance sheet items and potential tax benefits.

For Telecom Italia, the Directors have also taken into consideration the pro-forma effect of converting the convertible bonds in accordance with the fully-diluted method, which assumes their conversion into ordinary shares.

4.1.2	Discounted Cash Flow – TIM

The DCF method has been applied by determining the present value of operating cash flows, gross of any component of a financial nature (“Free Cash Flows” or “FCF”). Under this method, the economic value of an enterprise is equal to the sum of the following components:

–	operating cash flows that the company will be able to generate in the future, discounted at a rate representing its weighted average cost of capital;

–	an estimate of the net financial position and minority interests, which, in this case, were as of December 31, 2004.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as shown in the economic and financial forecasts.

To this final figure was then added an estimate of the net financial position as of December 31, 2004. The Directors also took into account minority interests, the effects of the planned disposal of Corporacion Digitel (Venezuela), certain tax benefits and the possible exercise of financial instruments giving rise to the subscription of TIM shares (i.e. stock options) exclusively to the extent that their exercise was reasonably based on the economic and financial benefits.

4.1.3	Stock-Market price method – Telecom Italia / TIM

The exchange ratios resulting from application of the above methods were then tested by the Directors by using the stock-market price method. The stock-market price method estimates the value of a company’s equity on the basis of stock-market prices measured over a significant period of time, ending up on a date close to the one of the valuation.

8

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended their analysis of stock-market prices to the average prices expressed by the market over sufficiently long periods of time.

Since both Telecom Italia and TIM are listed on the Mercato Telematico Italiano (MTA) operated by Borsa Italiana Spa and are two of the largest Italian companies in terms of market capitalization, the Directors felt that the market prices of their stock constituted a reliable benchmark.

5.	Valuation problems encountered by the Directors

Telecom Italia’s Board of Directors did not encounter any particular difficulties in carrying out the valuations for the purposes of calculating the exchange ratio.

6.	Results of the valuation performed by the Directors

6.1.	Telecom Italia

As regards the Sum-of-the Parts method, Telecom Italia’s Directors, with the help of their Advisors, identified the following per-share values for the ordinary shares prior to the dividend distribution expected to take place in April 2005, and therefore before the completion of the merger:

	Minimum	Mean	Maximum
Value per Telecom Italia ordinary share (€)	2.99	3.22	3.44

As regards the savings shares, the Directors calculated the following values, considering the average market discounts for the last month, three months and six months prior to December 3, 2004, as well as the discount on the last day that Telecom Italia and TIM shares were priced by the market before the merger was announced (on December 3, 2004), which gave a discount of between 26 and 27%.

	Minimum	Mean	Maximum
Value per Telecom Italia savings share (€)	2.21	2.37	2.52

As regards the corresponding values of the Telecom Italian shares, adjusted for the effect of the dividend distribution expected to take place in April 2005, the result is:

	Minimum	Mean	Maximum
Value per Telecom Italia ordinary share (€)	2.89	3.12	3.34
Value per Telecom Italia savings share (€)	2.09	2.25	2.41

6.2.	TIM

As regards the Discounted Cash Flow method and using also as a test method the multiples of comparable operations and the values identified by research analysts, where available, and taking account of the estimated net financial position as of December 31, 2004 and of minority interests, as well as the effects of the planned disposal of Corporacion Digitel (Venezuela) and certain tax benefits, the Directors identified the following values, prior to the dividend distribution expected to take place in April 2005:

	Minimum	Mean	Maximum
Value per TIM ordinary share (€)	5.32	5.58	5.84

As regards the savings shares, the Directors calculated the following values, considering the average market discounts for the last month, three months and six months prior to December 3, 2004, as well as the discount on the last day that Telecom Italia and TIM shares were priced by the market before the merger was announced (on December 3, 2004), which gave a discount of around zero.

	Minimum	Mean	Maximum
Value for each TIM savings share (€)	5.31	5.58	5.84

9

As regards the corresponding values of the TIM shares, adjusted for the effect of the dividend distribution expected to take place in April 2005, the result is:

	Minimum	Mean	Maximum
Value per TIM ordinary share (€)	5.07	5.33	5.58
Value per TIM savings share (€)	5.05	5.31	5.57

6.3.	Calculation of the exchange ratio

Based on the valuations carried out with the help of their respective Advisors, the Directors defined the values of the companies taking part in the merger for the purpose of calculating the exchange ratio.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares for each TIM ordinary share	1.67	1.71	1.75
Telecom Italia savings shares for each TIM savings share	2.31	2.36	2.42

Based on these valuation methods and a comparison between the various valuations carried out, the Boards of Directors of Telecom Italia and TIM obtained the following exchange ratio:

•	1.73 Telecom Italia ordinary shares of par value Euro 0.55 each per TIM ordinary share of par value Euro 0.06 each;

•	2.36 Telecom Italia savings shares of par value Euro 0.55 each per TIM savings share of par value Euro 0.06 each;

6.4.	Stock-Market price method, used as a test method

In order to test the accuracy of the exchange ratio obtained in the manner described above, the Board of Directors made a further test using the method based on stock-market prices.

This method was applied taking account of the mean exchange ratios (Telecom Italia ordinary shares per TIM ordinary share and Telecom Italia savings shares per TIM savings share) expressed by the market during different time periods prior to the day that Borsa Italiana S.p.A. suspended trading in Telecom Italia and TIM shares as the Merger was about to be announced (based on closing prices on December 3, 2004; the mean based on closing prices for the previous 1, 3, 6 and 12 months), adjusted for the dividend distribution planned by Telecom Italia and TIM for April 2005, prior to the Merger.

On the other hand, the Directors did not take account of the market prices of TIM and Telecom Italia’s stock after the Merger was announced, as these prices were not deemed to be relevant, being influenced by the announcement.

The following table shows the mean exchange ratios obtained by the Directors in the various time periods mentioned above.

	12/3/04	1 month	3 months	6 months	12 months	12 months*
Telecom Italia ordinary shares per TIM ordinary share	1.72	1.69	1.71	1.74	1.75	1.74
Telecom Italia savings shares per TIM savings share	2.47	2.41	2.36	2.39	2.44	2.45

*	Mean exchange ratios calculated by adjusting closing prices prior to May 24, 2004 for the distribution of dividends paid out on that date.

The next table shows the minimum, mean and maximum exchange ratios (number of Telecom Italia ordinary shares per TIM ordinary share and the number of Telecom Italia savings share per TIM savings share) expressed by the stock market during the periods under consideration.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per TIM ordinary share	1.69	1.72	1.75
Telecom Italia savings share per TIM savings share	2.36	2.42	2.47

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The Directors were reassured by the fact that these values are in line with the exchange ratios based on the fundamentals as shown in the previous paragraph.

6.5.	Procedures for assigning the shares and carrying out the share exchange

Telecom Italia will increase its share capital by up to a maximum par value of €1,420,690,865.55 by issuing up to maximum 2,291,344,587 ordinary shares and up to maximum 291,729,714 savings shares in accordance with the above exchange ratio, without taking into consideration the TIM ordinary and savings shares held by Telecom Italia and the TIM shares held by TIM itself, which will be cancelled without receiving any Telecom Italia shares in exchange.

The Directors have foreseen that:

–	the newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger;

–	non-dematerialized TIM shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis;

–	as part of the procedure for the assignment of Telecom Italia shares, the authorized intermediaries will provide TIM minority shareholders with a service to handle any fractions of shares, at market price and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly-issued shares to which the shareholders are entitled on the basis of the exchange ratios to be rounded up or down to the nearest whole number.

7.	Work performed

7.1.	Work performed on the “documentation utilized” as mentioned at point 3.

The valuation methods used by the Directors, also based on the indications given by their Advisors, take as a basis of reference in accordance with Article 2501-quater of the Italian Civil Code, the Company’s Balance Sheet as of September 30, 2004. We have carried out a limited audit to identify the accounting principles used in preparing this Balance Sheet and any significant changes that have taken place since the half-year reports of Telecom Italia and TIM as of June 30, 2004, which were subjected to limited audits by Reconta Ernst & Young. Note that the statutory and consolidated financial statements of TIM and Telecom Italia as of December 31, 2003 were audited by Reconta Ernst & Young S.p.A.

We have also performed the following procedures :

–	we have met with the Telecom Italia and TIM management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

–	with respect to the above mentioned preliminary economic and financial forecast 2005-2007 of the Telecom Italia Group, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia and TIM the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2.	Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Advisors, for the determination of the relative value of the Companies and, thus, of the Exchange Ratio, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

–	analysis of the Directors’ report relating to the proposed merger and of the Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

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–	sensitivity analyses on the valuation methods used to verify to what extent the exchange ratio would be affected by changes in significant assumptions and parameters applied in the Advisors’ reports;

–	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation utilized”, described in paragraph 3 above;

–	verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also based on the indications given by their Advisors;

–	meetings with the Advisors of Telecom Italia, to discuss the activities performed, the problems encountered and the solutions adopted.

We have also obtained representation that, with reference to each single business unit considered on a stand alone basis, to Telecom Italia management’s best knowledge, no changes in the data and information considered in our analyses have taken place in the meantime.

8.	Comments on the suitability of the methods used and the accuracy of the estimates

With reference to this engagement, we believe it is worth noting that the principal purpose of the decision-making process used by the Directors was to make an estimate of the relative values of the Companies involved in the merger, by applying homogeneous criteria, in order to obtain the exchange ratio. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values for the Companies concerned. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the Companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

–	they are widely used in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a generally accepted methodology;

–	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

–	in conformity with the valuation context required for a merger, the methods have been developed on a stand-alone basis;

–	the approach adopted by the Directors complies with the requirement to use homogeneous valuation methods, thereby achieving comparable values;

–	the use of a principal and a control method has, in any case, made it possible to enlarge the valuation process and test the results obtained.

We have the following comments on the ways in which the Directors developed the valuation methods:

–	the Sum-of-the Parts method is generally applied in professional practice to value complex enterprises made up of various areas of business. In this specific case, using the DCF method made it possible to appreciate the operational characteristics of the Companies taking part in the Merger.

–	choosing the DCF method for the main business areas of TIM is justified by the activity carried on, for which both the balance sheet and the economic and financial aspects are significant elements for the valuation process;

–	the Stock-Market Price method, adopted by the Directors for control purposes, is particularly suitable in the case of companies with a high market capitalization, a large and widespread float, and high trading volumes. Lastly, the results obtained are supported by analysts’ consensus in the three months preceding the announcement of the transaction;

–	the method of calculating the exchange ratio for the TIM savings shares involved in the merger is appropriate under the circumstances and in any case objective, also considering the limits of the empirical approach used.

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9.	Specific limitations encountered by the auditors in carrying out the engagement

During our engagement, we did not encounter any limitations or difficulties worthy of mention in this section of the report.

10.	Conclusion

Based on the documentation examined and the procedures described above, and considering the nature and extent of our work as explained in this report, we are of the opinion that the valuation methods used by the Directors, also based on indications from their Advisors, are reasonable and not arbitrary under the circumstances, and that they have been correctly applied in calculating the following exchange ratio contained in the merger plan, namely:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06

Milan, February 28, 2005

Mazars & Guérard S.p.A.

signed Riccardo Vogliotti	signed Vincenzo Miceli
Partner	Partner

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[THIS PAGE INTENTIONALLY LEFT BLANK]

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ANNEX VII

PLAN FOR THE MERGER BY INCORPORATION OF

TELECOM ITALIA MOBILE S.P.A.

INTO

TELECOM ITALIA S.P.A.

AUDITORS’ REPORT

relating to the exchange ratio of shares

pursuant to Article 2501 sexies of the Italian Civil Code (*)

(Translation from the original Italian text)

(*) With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the independence of Reconta Ernst & Young S.p.A. under the U.S. independence requirements.

PLAN FOR THE MERGER BY INCORPORATION OF

TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

AUDITORS’ REPORT

relating to the exchange ratio of shares

pursuant to Article 2501 sexies of the Italian Civil Code.

(Translation from the original Italian text)

To the Shareholders of

Telecom Italia Mobile S.p.A.

1.	OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

In connection with the planned incorporation of Telecom Italia Mobile S.p.A. (hereinafter “TIM” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (hereinafter “Telecom Italia” or the “Absorbing Company” and, together with TIM, the “Companies”), on December 28, 2004 we were appointed as experts by the President of the Turin Court, based on a request presented by TIM, to prepare our report on the exchange ratio of the shares of the Absorbing Company with those of the Company to be Absorbed (hereinafter the “Exchange Ratio”), in accordance with Article 2501 sexies of the Italian Civil Code.

To this end, TIM has provided us with the plan for the merger (hereinafter the “Merger” or “Plan for the Merger”), accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to Article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the Balance Sheet as of September 30, 2004 required by Article 2501 quater of the Italian Civil Code.

The Plan for the Merger will be subject to approval at the Extraordinary General Meeting of the shareholders of TIM to be held on April 5, 2005, first call and second call on April 6, 2005. In addition, the Plan for the Merger will be subject to approval at the Special General Meeting of TIM savings shareholders, in accordance with Article 146, first paragraph, subparagraph b), of the Italian Unified Text for Finance (“TUF”).

Similarly, the shareholders of Telecom Italia will be required to approve the Merger at the Extraordinary General Meeting to be held on April 5, 2005, first call and, if required, second call on April 6, 2005 or, third call on April 7, 2005.

Mazars & Guerard S.p.A. was appointed by the President of the Milan Court, based on a request presented by Telecom Italia to prepare a similar report on the Exchange Ratio.

In order to provide the shareholders with adequate information regarding the Exchange Ratio, this report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their advisors, we have not carried out a valuation of the Companies participating in the Merger. This was done solely by the Directors and the advisors appointed by them.

2.	SUMMARY OF THE TRANSACTION

The Boards of Directors of TIM and Telecom Italia held on December 7, 2004 have developed a plan, for a comprehensive reorganization of the activities of the Telecom Italia Group (the “Reorganization Plan”). The goal, both for TIM and Telecom Italia, is to improve their competitive position, given the greater operational and financial synergies and efficiencies that will arise.

As indicated in the report of the Board of Directors of TIM, the proposed transaction provides for the Merger of TIM into Telecom Italia, pursuant to Articles 2501 and following of the Italian Civil Code.

On January 23, 2005, the Board of Directors of TIM approved the Plan for the Merger of TIM into Telecom Italia, confirming the Exchange Ratio preliminarily indicated by the Board of Directors on December 7, 2004.

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The Merger will be effected on the basis of the balance sheets of TIM and Telecom Italia as of September 30, 2004, adopted by the Boards of Directors of the Companies as the Balance Sheets required by Article 2501 quater of the Italian Civil Code.

In order to implement the Reorganization Plan, prior to the Merger and to its effectiveness, TIM is expected to spin off its mobile communications business in Italy (the “Spin-off”) to a company wholly owned by TIM, to be known as Tim Italia S.p.A.

As part of the Reorganization Plan, Telecom Italia made: (i) a voluntary partial tender offer for 2,456,534,241 TIM ordinary shares, representing 29.12% of TIM’s ordinary share capital at December 20, 2004 and 28.67% of TIM’s total share capital at the same date; (ii) a voluntary tender offer for all 132,069,163 TIM savings shares, representing 100% of TIM’s savings share capital and approximately 1.54% of its total share capital (hereinafter referred to, jointly, as the “Offer”). The Offer price was €5.6 for each TIM ordinary and savings share and its effectiveness was subject to the condition, for both classes of shares, that two thirds of the number of shares subject of the Offer be tendered.

The Offer commenced on January 3, 2005 and terminated on January 21, 2005. Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, particularly given that the TIM ordinary shares tendered exceeded the number of TIM ordinary shares subject to the Offer and thus confirmed the effectiveness of the Offer.

The Absorbing Company will succeed to all TIM’s legal rights and obligations in force at the effective date of the Merger, including those arising in connection with TIM’s stock option plans (to this end, the Absorbing Company will make the necessary capital increases to service such plans).

The Merger is technically subject to the veto right of the Italian Government pursuant to the Golden Share provisions under Article 2 of Law Decree 332/1994, ratified by Law 474/1994, and Article 22, paragraph b) of Telecom Italia’s bylaws.

At the end of the meeting of Telecom Italia’s Board of Directors on December 7, 2004, in accordance with Article 22, paragraph b) of the Absorbing Company’s bylaws and Article 2 of Law Decree 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for the Economy and Finance of the commencement of the Reorganization Plan of the Group. The Minister for Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’.

The Absorbing Company’s ordinary and savings shares are and, following the Merger, will continue to be, listed on the Mercato Telematico operated by Borsa Italiana S.p.A..

In addition, following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADS (American Depositary Shares, each of which represents ten ordinary or savings shares).

In implementing the Merger, the Absorbing Company will cancel the TIM ordinary and savings shares owned by the Absorbing Company, cancel own shares held by TIM and will issue new ordinary and savings shares to be exchanged for the existing shares.

The newly-issued shares of the company resulting from the Merger will have normal entitlement to all the pertinent rights.

The Merger will be effective from the date of the last filing of the Merger deed, or from such later date as may be specified in the Merger deed itself, while for accounting and tax purposes, the transactions of the incorporated company will be included in the financial statements of the Absorbing Company as of January 1 of the year in which the transaction becomes effective.

3.	DOCUMENTATION UTILIZED

In performing our work, we obtained from TIM and Telecom Italia, such documentation and information as was considered necessary in the circumstances. We analyzed such documentation and, in particular:

a)	the Plan for the Merger and the reports of the Boards of Directors of the two Companies, addressed to the respective Extraordinary General Meetings, proposing an Exchange Ratio as follows:

–	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

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–	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

The Exchange Ratio has been determined by the Board of Directors also taking into account the reports of the advisors (“Advisors”) indicated in points b) and c) below. The report of the Board of Directors of TIM sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the valuation reports of the Exchange Ratio prepared by Lazard & Co. S.r.l. and Credit Suisse First Boston as advisors of the Directors; these reports set out the valuation criteria adopted, and the results of their application;

c)	the fairness opinions prepared by Merril Lynch International, Milan Branch and by Studio Casò, Dr. Angelo Casò in person, as advisors designated upon indication of the independent Directors, members of the Internal Control Committee of TIM;

d)	the following documentation, used by the Advisors to prepare their reports and, subsequently, within the scope of our engagement, also utilized by us:

–	the financial statements and the consolidated financial statements of TIM and Telecom Italia and of their significant subsidiaries as of and for the year ended December 31, 2003, accompanied by the Reports of the Boards of Directors, the Reports of the Boards of Statutory Auditors and the Independent Auditors’ Reports;

–	the balance sheets of TIM and Telecom Italia as of September 30, 2004 accompanied by the Directors’ reports;

–	the draft financial statements of TIM and Telecom Italia as of and for the year ended December 31, 2004, approved by the Board of Directors on February 23, 2005 and February 24, 2005, respectively.

–	Telecom Italia Group’s “Preliminary economic and financial plan - 2005-2007 Plan-Preliminary December 3, 2004” prepared by management;

–	historical market prices and trading volumes of ordinary and savings shares of TIM and Telecom Italia;

–	publicly available information about companies operating in the same sector;

–	financial research and analyses, published by specialized institutions and investment banks;

e)	additional documentation, as follows, has been utilized by us:

–	data and information obtained from the Advisors and used by them for the determination of the Exchange Ratio;

–	by-laws of the Companies participating in the Merger;

–	reports on the Plan for the Merger of the Boards of Directors of TIM and Telecom Italia of December 7, 2004;

–	interim financial statements of TIM and Telecom Italia as of June 30, 2004 and for the six month period then ended, accompanied by the auditors’ review reports;

–	accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from TIM, based on management’s best knowledge and belief, that no significant changes occurred in the data and information used in our analysis. The same representation has been obtained by Mazars & Guerard S.p.A. from the management of Telecom Italia.

4.	VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS FOR THE DETERMINATION OF THE EXCHANGE RATIO

The Directors of TIM, also in view of information provided by the Advisors, determined the Exchange Ratio on the basis of a number of valuation methods, selected among those more appropriate to reflect the value of the entities involved in the Merger, considering the activities carried-out by the Absorbing Company and by the Company to be Absorbed.

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4.1.	Selection of the methods and valuation criteria

The Directors of TIM, supported by their Advisors, selected the valuation methods and criteria to be applied taking into account:

a)	the specific objectives of the valuations in connection with the Merger;

b)	the nature of the activities performed by each of the Companies participating in the Merger.

Concerning these aspects, in selecting the valuation principles and criteria, the Directors made reference to the purpose of the exercise and to elements of significance allowing the value of the businesses to be calculated.

Given the objective of obtaining comparable values for the determination of the Exchange Ratio, the Directors adopted valuation methods based on uniform criteria for both Companies participating in the Merger.

These values were obtained on a going-concern basis and can be neither considered as representative of stand-alone valuations of the two Companies participating in the Merger, nor compared with any potential acquisition or disposal prices (which normally take into account potential majority premiums and minority discounts). Nor do these values reflect the strategic, operational and financial synergies expected from the Merger.

Based on this premise, the Directors of TIM and Telecom Italia adopted two methods: the stock-market price method and the sum-of-parts method, the latter primarily through the application of the discounted cash flow or DCF methodology to the various business units.

The valuation process of the Directors was further supported by considering financial analysts’ target prices for the TIM and Telecom Italia shares, and making reference to market multiples for comparable companies.

Finally, the Directors considered, on one hand, the various areas of operations of TIM and Telecom Italia, and, on the other hand, the fact that the controlling investment of Telecom Italia in TIM represents a significant component of the total assets of Telecom Italia.

4.1.1.	Description of Methodologies Used

The following methodologies were used:

Stock-market prices method: where companies participating in a merger have shares listed on regulated securities exchanges, theory and professional practice suggest that account be taken of the results deriving from the market prices of the respective shares, averaged over appropriate periods of time. In this case, the Directors considered the market prices to be particularly significant, taking into account the high capitalization and market liquidity of TIM and Telecom Italia; the extensive coverage the two companies receive in analysts’ research reports; and the existence among their shareholders of numerous international institutional investors.

Sum-of-parts method: under this method, a company’s value is calculated as the sum of the values of its separate units (meaning economic entities that can be valued independently) adjusted to take into account the company’s financial position and minority interests.

4.1.2.	Stock-Market Prices

The stock-market prices method estimates the value of the equity on the basis of stock-market prices during a relevant period that expires at a date close to that on which the valuation is carried out.

The Directors considered the market prices over various periods prior to the announcement of the Merger (December 3, 2004) and prior to the date when press articles began to refer to the potential reorganization (the week of November 16-19, 2004), in order to focus on the values of the two companies before possible announcement effects.

In order to mitigate the short-term fluctuations that are typical of the financial markets, the Directors extended the analysis of the share prices to the average market prices over appropriately long periods.

To this end, in applying the stock-market prices method the Directors analyzed historical volume-weighted average prices within the 12 months prior to November 16, 2004.

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The Directors identified the averages for 1, 2, 3, 6 and 12 months as those within a range of constant ratios.

The Directors considered more relevant the stock-market prices for various periods before the week of November 16-19, 2004, although the differences between these values and those of the date of the announcement of the Merger are not significant.

4.1.3. Sum-of-Parts method

According to the sum-of-parts method, the value of TIM and Telecom Italia is determined as the sum of the values of the individual units of each company, considered as economic entities that can be valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger.

For the valuation of the individual units, the Discounted Cash Flow or DCF methodology was primarily used, as applied to the principal assets of TIM and Telecom Italia: the Italian wireline and mobile services and the major subsidiaries abroad.

For the valuation of the remaining assets of TIM and Telecom Italia, reference was made to their stock-market value, where available and appropriate, and for those less important or not consolidated, to their book value or to the estimates of financial analysts in research reports.

The DCF methodology was applied by discounting operating cash flows gross of any component of a financial nature (Free Cash Flows or “FCF”). Under this methodology, the value of a company is equal to the sum of the following components:

–	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

–	net financial position and minority interests;

–	surplus assets, if any.

In applying the DCF methodology, the Directors made reference to the cash flows of the main activities as shown by the “Preliminary economic and financial plan - 2005-2007 Plan-Preliminary December 3, 2004”, which is the update of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in conformity with Telecom Group’s strategic, operational and financial objectives.

In the valuation, the Directors estimated the net financial position at December 31, 2004 and the value of minority interests; these were determined primarily, depending on the circumstances, with reference to their book or market value, in view of their limited importance in relation to the overall valuation of the two companies.

In order to divide the results obtained for the equity value of the two companies between their ordinary and savings shares, the Directors made reference to the average discounts implied by the 1, 2, 3, 6 and 12 month averages of the prices of TIM and Telecom Italia savings shares compared to those of their ordinary shares.

The Directors believe that the consensus view is that other methods of dividing the equity value between ordinary and savings shares would introduce discretionary factors into the valuation, unsupported by objective factors.

5.	VALUATION DIFFICULTIES ENCOUNTERED BY THE DIRECTORS

In carrying out the valuations for the purpose of determining the Exchange Ratio, the Board of Directors of TIM has not encountered difficulties.

6.	RESULT OF THE VALUATION PERFORMED BY THE DIRECTORS

The Directors have applied the valuation methods described above, both taking into account and excluding the effects of the distribution of dividends in April 2005 (assumed to be equal to those distributed in 2004).

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6.1.	Stock-Market Prices

Based on the results of the valuations made in accordance with the stock-market prices method, the Directors of TIM identified the following valuations and ratios:

Market prices (ordinary shares)	Stock market value not adjusted for dividend		Ratio	Stock market value adjusted for dividend		Ratio
	Telecom Italia (€)	TIM (€)		Telecom Italia (€)	TIM (€)
Weighted averages
November 16, 2004	2.82	4.81	1.71	2.71	4.55	1.68
1 month average	2.70	4.68	1.73	2.59	4.42	1.71
2 month average	2.63	4.56	1.73	2.52	4.30	1.70
3 month average	2.58	4.50	1.74	2.48	4.25	1.71
6 month average	2.55	4.51	1.77	2.45	4.25	1.74
12 month average	2.54	4.52	1.78	2.44	4.27	1.75

Market prices (savings shares)	Stock market value not adjusted for dividend		Ratio	Stock market value adjusted for dividend		Ratio
	Telecom Italia (€)	TIM (€)		Telecom Italia (€)	TIM (€)
Weighted averages
November 16, 2004	2.05	4.78	2.33	1.94	4.51	2.33
1 month average	2.01	4.62	2.30	1.89	4.35	2.30
2 month average	1.95	4.53	2.32	1.84	4.26	2.32
3 month average	1.92	4.48	2.34	1.80	4.22	2.34
6 month average	1.86	4.45	2.39	1.75	4.18	2.39
12 month average	1.84	4.45	2.42	1.72	4.18	2.43

6.2.	Sum-of-Parts

With respect to the sum-of-parts method, the Directors of TIM identified the following ranges for the values and the ratios of the ordinary and savings shares.

SUM-OF-PARTS

Euro	Values per share not adjusted for dividend			Values per share adjusted for dividend
	Telecom Italia	TIM	Ratio	Telecom Italia	TIM	Ratio
Value per ordinary share	(2.97-3.28)	(5.26-5.50)	(1.68-1.77)	(2.86-3.17)	(5.1-5.25)	(1.65-1.75)
Value per savings share	(2.18-2.41)	(5.26-5.50)	(2.29-2.41)	(2.06-2.29)	(4.99-5.24)	(2.29-2.42)

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6.3.	Determination of the Exchange Ratio

Taking into account the valuations prepared by the Advisors, the Board of Directors has established the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

The ratios derived by applying the foregoing methods by the Directors of TIM are summarized below:

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND	EXCHANGE RATIO ADJUSTED FOR DIVIDEND
Market Price method
- November 16, 2004	1.71	1.68
Weighted averages:
- 1 month average	1.73	1.71
- 2 month average	1.73	1.70
- 3 month average	1.74	1.71
- 6 month average	1.77	1.74
- 12 month average	1.78	1.75
Sum-of-Parts method	(1.68-1.77)	(1.65-1.75)

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND	EXCHANGE RATIO ADJUSTED FOR DIVIDEND
Market Price method
- November 16, 2004	2.33	2.33
Weighted averages:
- 1 month average	2.30	2.30
- 2 month average	2.32	2.32
- 3 month average	2.34	2.34
- 6 month average	2.39	2.39
- 12 month average	2.42	2.43
Sum-of-Parts method	(2.29-2.41)	(2.29-2.42)

The Directors, on the basis of the valuations of the Companies participating in the Merger, determined the following Exchange Ratio:

–	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

–	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

The Directors indicate that the effects of the Offer for TIM ordinary and savings shares, initiated by Telecom Italia, that commenced on January 3, 2005 and terminated on January 21, 2005, do not require the Exchange Ratio to be altered since the Offer was made on economic terms consistent with the valuations used to determine the Exchange Ratio.

In determining the Exchange Ratio, the Directors made an analysis of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by holders of TIM savings shares. It was deemed, considering also the prices of the shares in the relevant period, that the result of such withdrawals would not require the Exchange Ratio to be modified, since it was reasonable to presume that the withdrawal price would be lower than the value attributed to TIM shares for the purposes of the Merger on the basis of the valuation methods applied.

6.4.	Procedures for assigning the shares and carrying out the share exchange

The Absorbing Company will carry out the exchange by increasing its share capital by up to a maximum of €1,420,690,865.55, through the issuance of up to a maximum of 2,291,344,587 ordinary shares and up to a maximum of 291,729,714 savings shares, all with a par value of €0.55 per share. The increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without taking into consideration the TIM ordinary and savings shares held by Telecom Italia or TIM’s treasury shares, which will be cancelled in the Merger and will not participate in the share exchange.

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7.	WORK DONE

7.1.	Work done on the “documentation utilized” as mentioned at point 3.

Taking into consideration that the Plan for the Merger, in accordance with Article 2501 quater of the Italian Civil Code, takes, as a reference basis, the Balance Sheets of the Companies as at September 30, 2004, we have performed limited procedures in order to identify the accounting principles utilized for the preparation of the above mentioned Balance Sheets and the major changes in the financial conditions with respect to the semi-annual report as of June 30, 2004 and for the six month period then ended of TIM and Telecom Italia, on which we have performed a limited review. The statutory and consolidated financial statements of TIM and Telecom Italia as of December 31, 2003 and for the year then ended were audited by us.

In addition, we have performed the following activities:

–	we met and discussed with the management of TIM and Telecom Italia to obtain information on the subsequent events with respect to the balance sheets mentioned above that could have a significant effect on the values being examined here;

–	with respect to the “Preliminary economic and financial plan - 2005–2007 Plan-Preliminary December 3, 2004” of the Telecom Italia Group, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of TIM and Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2.	Work done on the methods used to determine the Exchange Ratio

We have examined the methods followed by the Directors, also based on the indications given by their Advisors, for the determination of the relative value of the Companies and, thus, of the Exchange Ratio, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

–	analysis of the report prepared by the Directors’ of TIM on the Plan for the Merger and of the reports of the Advisors to verify the completeness and consistency of the processes to determine the Exchange Ratio, as well as the homogeneity in the application of valuation methods;

–	sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the Exchange Ratio would be affected by changes in the assumptions and parameters, considered to be significant, utilized in the reports of the Advisors;

–	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used”, described in paragraph 3 above;

–	verification of the mathematical correctness of the calculation of the ratios, derived from the application of the valuation methods used by the Directors;

–	meetings with the Advisors of TIM, to discuss the activities performed, the issues encountered and the solutions adopted.

8.	COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE VALIDITY OF THE ESTIMATES

With reference to this engagement, we note that the principal purpose of the process used by the Directors was to establish an estimate of relative values of the companies involved in the Merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the Exchange Ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger for which they were carried out.

In connection with the valuation methods adopted, we note that:

–	they are widely used in Italian and international professional practice, they are based on accepted valuation doctrine and on parameters determined according to a generally accepted methodology;

–	they appear adequate in the circumstances, in light of the characteristics of the Companies involved in the Merger;

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–	in conformity with the valuation framework required by the Merger, the methods have been developed on a stand alone basis;

–	the methodology adopted by the Board of Directors ensures that the valuation methods are homogeneous and thus that the values are comparable;

–	the application of more than one method broadened the valuation process and allows substantial verification of the results obtained.

With reference to the application of the valuation methodologies made by the Directors, we note that:

–	the stock-market prices method is particularly suitable in connection with companies with a high capitalization, a large and widespread float and high volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time mitigates the effect of share fluctuations, connected with the general situation of the stock markets;

–	the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by numerous areas of business. In this case, the utilization of the DCF method allows appropriate consideration to be given to the operational characteristics of the companies participating in the Merger. The selection of the DCF method for the main business areas of TIM and Telecom Italia is justified by the activity of the businesses which gives significance to both the economic and financial aspects for the purpose of the valuation;

–	the results obtained with the stock-market prices method and the sum-of-parts method are supported by an analysis of the “consensus” of financial analysts on target prices of TIM and Telecom Italia, as well as, by the analysis of comparable market multiples.

9.	SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

During our engagement, we did not encounter limitations or difficulties that merit mention in this section of the report.

10.	CONCLUSION

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the Plan for the Merger, as follows:

–	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

–	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

Milan, February 28, 2005

Reconta Ernst & Young S.p.A.

Signed by Felice Persico, partner

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ANNEX VIII (a)

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

Dottor Marco Tronchetti Provera

Chairman

Telecom Italia S.p.A.

Piazza Affari, 2

Milan

Italy

Milan, December 7 2004

1.	INTRODUCTION

On December 6 2004, Telecom Italia S.p.A. (“Telecom Italia”) engaged JPMorgan Chase Bank N.A. (“JPMorgan”) to act as its financial adviser (the “Engagement”) in connection with the acquisition of Telecom Italia Mobile S.p.A. (“TIM”) ordinary and savings shares (the ‘“Acquisition”) and the merger between Telecom Italia and TIM (the “Merger”) (the Acquisition and the Merger together, the “Transaction”).

As part of the Engagement, Telecom Italia has requested that JPMorgan provide an opinion (the “Opinion”) as to the fairness of the share exchange ratio with respect to the Merger. Telecom Italia has not requested that JPMorgan express its opinion on the underlying business decision to proceed with and/or to execute the Transaction, nor does the Opinion provided by JPMorgan have regard to that decision. Likewise, Telecom Italia has not requested that JPMorgan provide, nor has JPMorgan provided, any legal, accounting or tax advice in connection with the Transaction.

This letter represents the final report of JPMorgan (the “Final Report”) with regards to the Opinion requested.

The Final Report has been prepared for the internal and exclusive use of the Board of Directors of Telecom Italia (the “Board of Directors”) in support of the decisions to be taken by it. Therefore, the Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required by regulations of the Italian and/or U.S. stock exchange authorities. Any other use, in whole or in part, of the Final Report will have to be previously agreed and authorised in writing by JPMorgan.

In preparing the Final Report, JPMorgan has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Telecom Italia. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has also been used. JPMorgan has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Therefore the Final Report is based on: (i) our interpretation of the information which Telecom Italia, as well as its representatives and advisers, have supplied to us to date; (ii) our understanding of the terms upon which Telecom Italia intends to consummate the Transaction and upon which Telecom Italia intends to execute the Acquisition; (iii) the assumption that the Transaction will be consummated in accordance with the expected terms and within the expected time periods.

In the execution of the Engagement, JPMorgan has elaborated its own analyses based on the methodologies illustrated below, reaching the conclusions contained in the final paragraph of this Final Report.

The conclusions described in the Final Report have been prepared with the sole purpose of analysing the relative values and the share exchange ratio for the purpose of the Merger and, therefore, the values contained in this Final Report have no relevance for purposes other than those related to the Merger. The Final Report and the Opinion concern exclusively the share exchange ratio in connection with the Merger and do not express any valuation by JPMorgan as to the absolute value of the shares of Telecom Italia and TIM.

The conclusions contained in this Final Report are based on the whole of the valuations contained herein and therefore no part of the Final Report may be used in isolation from the document in its entirety.

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The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until December 7 2004. It should be understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, in addition, JPMorgan has no obligation to update, revise, or reaffirm the Opinion.

In addition, JPMorgan is expressing no opinion as to the price at which any securities of Telecom Italia or TIM will trade on the stock market at any time. Other factors after the date hereof may affect the value of the businesses of Telecom Italia or TIM either before or after completion of the Acquisition and/or the Merger, including but not limited to: (i) the total or partial disposal of the shares of Telecom Italia or TIM by their respective shareholders within a short period of time after the date of announcement or completion of the Acquisition or the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, the businesses, certain extraordinary transactions or the prospects of Telecom Italia or TIM, (v) any actions taken or restrictions imposed by any state or governmental agencies or regulatory authorities, and (vi) the execution of the Transaction in accordance with the expected terms and within the expected time periods. No opinion is expressed by JPMorgan whether any alternative transaction might have been more beneficial to Telecom Italia or the probability that the Merger will be completed.

JPMorgan has acted as financial advisor to Telecom Italia with respect to the proposed Transaction and will receive a fee from Telecom Italia for the services provided, as well as an additional fee upon completion of the Transaction or in certain other circumstances.

It is understood that JPMorgan or certain JPMorgan affiliates, in the ordinary course of their activities, may actively trade in the equity and debt securities of Telecom Italia or TIM or companies directly or indirectly controlling, controlled, affiliated or participated by Telecom Italia and/or TIM for their own account or for the account of customers, and, accordingly, may at any time hold long or short positions in such securities. It also remains understood that JPMorgan or certain JPMorgan affiliates may have and may in the future have commercial banking, investment banking, trust and other relationships and/or engagements with counterparties which may have interests with respect to Telecom Italia, TIM or companies directly or indirectly controlling, controlled, associated or participated in by Telecom Italia and/or TIM. Finally, it remains understood that JPMorgan or certain JPMorgan affiliates may have fiduciary or other relationships and engagements whereby JPMorgan or certain JPMorgan affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Telecom Italia, TIM, or companies directly or indirectly controlling, controlled, affiliated or participated in by Telecom Italia and/or TIM, or other parties with an interest with respect to the Transaction.

2.	PURPOSES OF THE ASSESSMENT OF THE EXCHANGE RATIO

This Final Report is intended to:

•	Provide the Board of Directors with useful elements, data and references in order to assess the fairness of the Merger exchange ratio and, if appropriate, propose it for approval to the Shareholders’ Meeting

•	Provide the same elements to the auditing firm appointed to express its own opinion as required by law

This Final Report is provided solely for the benefit of the Board of Directors of Telecom Italia. Therefore, no one, with the exception of members of the Board of Directors of Telecom Italia, is authorised to rely upon this opinion. The shareholders of Telecom Italia, to whom this Final Report does not confer any rights, shall use their own financial advisers if they deem it necessary.

3.	SOURCES OF INFORMATION USED FOR THE VALUATION

In the execution of the Engagement, JPMorgan has collected and analysed certain publicly available data and information and other documentation provided by Telecom Italia (the “Information”).

In particular:

•	Consolidated and statutory 2002 and 2003 accounts of Telecom Italia, TIM, Telecom Italia Media

•	Half-yearly and quarterly reports for the years 2002, 2003 and 2004 of Telecom Italia, TIM, Telecom Italia Media

•	The preliminary Plan 2005-2007 of the Telecom Italia Group prepared by the management of the Telecom Italia Group (December 3 2004 version)

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•	Table of the Telecom Italia Group with the estimated net financial position at 31/12/2004

•	Summary table of Telecom Italia with the holdings of the Telecom Italia Group

•	Note of Telecom Italia regarding the debt “ex legge 58/1992”

•	Summary note on the stock option plans of Telecom Italia and TIM

•	Summary table of Telecom Italia on outstanding convertible bonds and warrants

•	Summary table of the treasury shares owned by Telecom Italia and TIM

•	Note of Telecom Italia on certain fiscal aspects

In addition, JPMorgan has analysed publicly available information, including:

•	Financial research and analysis published by brokers and investment banks;

•	Research and analysis concerning competitors or companies with similar operating characteristics;

•	Share price performance

JPMorgan has not been requested to conduct, nor JPMorgan has conducted, any independent evaluation or appraisal of any assets or liabilities of Telecom Italia or TIM.

The Final Report is necessarily based on financial, economic and market information available for evaluation as of the date hereof. The accuracy, truthfulness, and completeness of the Information have not been independently verified by JPMorgan.

4.	DESCRIPTION OF THE TRANSACTION

The Transaction is part of a unified project aimed at the simplification of the structure of the Telecom Italia Group, described below in its key terms:

•	Voluntary public tender offer (“PTO”) for the Acquisition of (i) 29.1% of TIM ordinary shares, equivalent to two thirds of the free float, and (ii) 100% of TIM savings shares. The PTO price will be equal to Euro 5.6 for each TIM ordinary and savings share, equivalent to a total amount of about Euro 14.5 billion. The PTO will be subject to the achievement of a minimum level of acceptance equivalent to two thirds of the shares subject to the offer for each category

•	Merger by incorporation of TIM into Telecom Italia with an exchange ratio of 1.73 Telecom Italia ordinary shares for each TIM ordinary share and 2.36 Telecom Italia savings shares for each TIM savings share

•	Expected distribution of a dividend per ordinary and savings share by Telecom Italia and TIM in May 2005 (prior to the completion of the Merger) in line with those respectively distributed in May 2004

•	Preliminary timetable envisaging the completion of the Acquisition through the PTO by the end of January 2005 and the completion of the Merger by July 2005

5.	VALUATION METHODOLOGIES USED FOR THE ASSESSMENT OF THE EXCHANGE RATIO

In the assessment of the exchange ratio, we have used the valuation methodologies that are commonly used, also in an international context, for transactions of a similar nature and for companies operating in this sector.

In particular, the exchange ratio has been assessed by looking at the relative valuation of the companies considered, giving priority to the consistency and comparability of the criteria adopted compared to the simple assessment of the absolute value of the economic capital of the companies considered as individual entities.

As a consequence, the results indicated in this document refer to the assessment of the relative values of the economic capital of Telecom Italia and TIM. From such perspective, the valuations have been performed by considering the two companies as independent entities from an operating standpoint. Hence, they do not include any considerations concerning strategic, operating and financial synergies expected from the Merger.

The valuation of TIM has been primarily performed using the Discounted Cash Flow fundamental methodology.

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, which it is market practice to employ to assess the value of a group operating in various business sectors, and the main businesses have been primarily valued with the Discounted Cash Flow methodology.

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The estimated range for the exchange ratio has therefore been calculated as the ratio between the estimated value of a TIM share and the estimated value of a Telecom Italia share based on the minimum and maximum values of the respective ranges.

In order to verify the accuracy of the assessment of the exchange ratio determined using the criterion mentioned above, we have also performed an additional check based on the average exchange ratio expressed by the stock market over different time periods.

6.	VALUATION OF TIM

The valuation of TIM has been primarily performed using the Discounted Cash Flow fundamental methodology, with use also made for testing and control purpose of the method of market multiples, the method of comparable transaction multiples and the values identified by research analysts, where available.

To the value calculated using the criteria indicated above was added up algebraically the value of the estimated net financial position at 31 December 2004, adjusted to take account of minority interests, where material, and the net value of other adjustments including the effects of the expected sale of Corporacion Digitel (Venezuela) and certain tax benefits.

The table below shows the minimum, mid-point and maximum values for each TIM ordinary share, identified using the fundamental method described above, before adjustment for the distribution of dividends expected for the month of May 2005 (and hence prior to completion of the Merger).

	Minimum	Mid-point	Maximum
Values per TIM ordinary share (Euro)	5.28	5.58	5.87

Note:	the figures in this table have been rounded up

The table below shows the minimum, mid-point and maximum values of the TIM savings share calculated based on the TIM ordinary share with no discount applied. The zero discount is substantially in line with the average market discount during the last three months, and takes into account the small average market premium and the small average market discount during the last six months.

	Minimum	Mid-point	Maximum
Values per TIM savings share (Euro)	5.28	5.58	5.87

Note:	the figures in this table have been rounded up

The table below shows the minimum, mid-point and maximum values of the TIM ordinary and savings shares, obtained using the fundamental method described above, and adjusted for the distribution of their respective dividends expected for the month of May 2005 (assumed to be in line with their respective dividends per share paid in May 2004).

	Minimum	Mid-point	Maximum
Values per TIM ordinary share (Euro)	5.02	5.32	5.61
Values per TIM savings share (Euro)	5.01	5.31	5.60

Note:	the figures in this table have been rounded up

7.	VALUATION OF TELECOM ITALIA

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, in which the main activities (Telecom Italia S.p.A. and TIM) have been valued primarily with the Discounted Cash Flow method. In particular, TIM was valued based on the range of values obtained using this method, adjusted for the distribution of dividends expected to be paid in May 2005. The other residual activities have been valued using the criterion of market values, where listed on regulated stock markets, and/or the market multiples method, also using book values and values identified by research analysts for such businesses, where available, as a verification criterion.

To the sum of the values of the activities calculated in the manner described above, we have added up algebraically the value of the estimated net financial position at 31/12/2004, adjusted to take into account the effects of the proportional net debts and minority interests, where relevant, the effect of the TIM shares dividend

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expected to be paid in May 2005 and the net value of other adjustments including the value of certain off-balance sheet items and certain tax benefits; furthermore it was adjusted to take account of the pro-forma effect of the conversion of the 1.5% 2001-2010 convertible bonds, consistently with the fully-diluted method, which assumes their conversion into ordinary shares.

The following table shows the minimum, mid-point and maximum values for each Telecom Italia ordinary share identified using the Sum-of-the-Parts fundamental methodology consistently with the fully-diluted method, before adjustment for the dividend payment expected for the month of May 2005 (and hence prior to completion of the Merger).

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	2.95	3.20	3.45

Note:	the figures in this table have been rounded up

The following table shows the minimum, mid-point and maximum values for each Telecom Italia savings share calculated based on a discount of 27%, which is substantially in line with the average market discount during the last month, the last 6 months, and the discount of the last day of trading (December 3).

	Minimum	Mid-point	Maximum
Values per Telecom Italia savings share (Euro)	2.15	2.34	2.52

Note:	the figures in this table have been rounded up

The following table shows the minimum, mid-point and maximum values of the Telecom Italia ordinary and savings shares, identified using the Sum-of-the-Parts fundamental method, and adjusted for the distribution of their respective dividends expected for the month of May 2005 (assumed to be in line with their respective dividends per share paid in May 2004).

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	2.84	3.10	3.35
Values per Telecom Italia savings share (Euro)	2.04	2.22	2.41

Note:	the figures in this table have been rounded up

8.	CONCLUSIONS OF THE ASSESSMENT AND VERIFICATION OF THE EXCHANGE RATIO

The following table summarises the estimated range for the exchange ratio calculated as a ratio between the estimated value for each TIM share and the estimated value for each Telecom Italia share based on the minimum and the maximum of their respective ranges previously identified for ordinary and savings shares.

	Minimum	Mid-point	Maximum
Telecom Italia ordinary shares for each TIM ordinary share	1.68	1.72	1.77
Telecom Italia savings shares for each TIM savings share	2.33	2.39	2.46

Note:	the figures in this table have been rounded up

In order to verify the accuracy of the estimated exchange ratio determined with the criterion mentioned above, we have also performed an additional control based on the exchange ratios (Telecom Italia ordinary shares for each TIM ordinary share and Telecom Italia savings shares for each TIM savings share) expressed by the stock market over different time periods (data as of December 3, 1-month, 3-month, 6-month and 12-month averages) adjusted to take into account the effect of the payment of the respective dividends expected for the month of May 2005 (prior to the Merger) assumed to be in line with the respective dividends per share paid in May 2004.

	3/12/04	1 month	3 months	6 months	12 months
Telecom Italia ordinary shares for each TIM ordinary share	1.72	1.69	1.71	1.74	1.74
Telecom Italia savings shares for each TIM savings share	2.47	2.41	2.36	2.39	2.45

Note: the figures in this table have been rounded up. The 12-month average exchange ratio has also been adjusted to take into account the effect of the distribution of dividends in May 2004

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The results of the valuation carried out using the main methodology, further verified in light of the control methodology based on the average exchange ratio expressed by the stock market, show that the exchange ratios of 1.73 Telecom Italia ordinary shares for each TIM ordinary share and of 2.36 Telecom Italia savings shares for each TIM savings share are fair, from a financial point of view, to Telecom Italia.

Best regards,

/s/ FEDERICO IMBERT

Federico Imbert
Managing Director – Chairman Italy
JPMorgan Chase Bank N.A.

/s/ FRANCESCO ROSSI FERRINI	/s/ GUIDO TUGNOLI

Francesco Rossi Ferrini	Guido Tugnoli
Managing Director	Managing Director
JPMorgan Chase Bank N.A.	JPMorgan Chase Bank N.A.

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ANNEX VIII (b)

ORIGINAL DOCUMENT ISSUED ON JPMORGAN CHASE BANK N.A. HEADED PAPER.

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

Milan, January 23 2005

Telecom Italia S.p.A.

Piazza Affari, 2

Milano

Italia

To the kind attention of Dott. Marco Tronchetti Provera, Chairman

Dear Sirs,

With reference to our fairness opinion dated 7 December 2004 on the exchange ratios for the ordinary shares and the savings shares regarding the merger of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. provided pursuant to our engagement letter dated 6 December 2004 (the “Fairness Opinion”), using the same criteria upon which the Fairness Opinion was given as well as the same premises, qualifications and assumptions set out therein, we hereby confirm, as of the date hereof, the conclusions set out in the Fairness Opinion.

Please note that in providing this confirmation we have not taken into account the share prices of either Telecom Italia S.p.A. or Telecom Italia Mobile S.p.A. subsequent to the announcement of the proposed merger between these two companies.

Best regards,

/s/ FEDERICO IMBERT

Federico Imbert
Managing Director – Chairman Italy
JPMorgan Chase Bank N.A.

/s/ FRANCESCO ROSSI FERRINI	/s/ GUIDO TUGNOLI

Francesco Rossi Ferrini	Guido Tugnoli
Managing Director	Managing Director
JPMorgan Chase Bank N.A.	JPMorgan Chase Bank N.A.

ANNEX VIII (c)

Summary description of the analyses carries out by JPMorgan Chase Bank, as Telecom Italia’s financial advisor, with reference to its Fairness Opinion

Telecom Italia retained JPMorgan Chase Bank N.A. (“JPMorgan”) to advise it in connection with the proposed Merger and related transactions, including as to the fairness, from a financial point of view, to Telecom Italia of the exchange ratio with respect to the Merger.

In selecting JPMorgan as its financial advisor, Telecom Italia considered JPMorgan’s knowledge of the business and affairs of Telecom Italia and TIM, as well as its qualification as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and related transactions. JPMorgan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On December 7, 2004, at a meeting of the Telecom Italia board of directors held to consider the Merger and related transactions, JPMorgan delivered a written opinion to the Telecom Italia board to the effect that, as of that date, based on the procedures followed, and subject to the premises, qualifications and assumptions on the scope of review undertaken described in the opinion, the Merger exchange ratios of 1.73 Telecom Italia ordinary shares for each TIM ordinary share and of 2.36 Telecom Italia savings shares for each TIM savings share were fair, from a financial point of view, to Telecom Italia.

On January 23, 2005, JPMorgan confirmed to the board of directors of Telecom Italia in writing the conclusion of its December 7, 2004 opinion, taking into account the same criteria used, as well as the premises, qualifications and assumptions set out therein. In providing this confirmation, JPMorgan did not take into account the prices of the shares of Telecom Italia or TIM subsequent to the announcement of the proposed Merger.

JPMorgan’s December 7, 2004 opinion and its January 23, 2005 letter (the JPMorgan reports) were directed to the Telecom Italia board of directors and addressed only the fairness, from a financial point of view, to Telecom Italia of the Merger exchange ratios for both the ordinary and the savings shares, which were arrived at by the boards of directors of Telecom Italia and TIM after considering the advice of their respective financial advisors. JPMorgan provided the reports to inform and assist the Telecom Italia board of directors in connection with its consideration of the Merger and related transactions. This summary of the JPMorgan reports is included only for informational purposes, and neither this summary nor the JPMorgan reports constitute a recommendation to any securityholder of Telecom Italia or TIM as to whether they should take any action with respect to the Merger and related transactions. The JPMorgan reports did not address the underlying decision of the Telecom Italia board or the TIM board to approve the Merger and related transactions, or whether any alternative transaction might have been more beneficial.

The full text of JPMorgan’s December 7, 2004 opinion, which sets forth the assumptions made, procedures followed, matters considered, documents reviewed and limitations on the review undertaken by JPMorgan in connection with the opinion, as well as the full text of JPMorgan’s January 23, 2005 confirmation letter, are attached as Annex VIII (a) and Annex VIII (b) and are incorporated by reference into this document. You are urged to read the opinion and confirmation letter carefully and in their entirety.

In the course of performing its review and analyses for the purpose of rendering its December 7, 2004 opinion, JPMorgan, among other things:

•	reviewed documents that set out the terms of the proposed Merger and related transactions;

•	reviewed financial and other information that was publicly available or furnished to JPMorgan by Telecom Italia, including internal financial analyses and forecasts for Telecom Italia and for TIM prepared by Telecom Italia or TIM management;

•	held discussions with various members of the senior management of Telecom Italia and TIM and with their respective representatives and advisors;

•	reviewed the historical market price and trading activities of Telecom Italia and TIM securities;

•	reviewed publicly available equity analyst research reports; and

•	conducted other financial studies, analyses and investigations as it deemed appropriate.

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In the course of its review and analysis and in rendering the JPMorgan reports, JPMorgan relied upon the accuracy and completeness of all financial and other information reviewed by it and did not assume any responsibility for independent verification of such information. With respect to the financial and operating forecasts provided by Telecom Italia and by TIM, JPMorgan assumed that those forecasts had been reasonably prepared on bases reflecting the best estimates and judgments then available of the respective managements of those companies as to the future financial and operating performance of those companies.

JPMorgan did not prepare any independent evaluation or appraisal of the assets or liabilities of, nor did JPMorgan conduct a physical inspection of any of the assets of, Telecom Italia or TIM or any of their subsidiaries. With respect to the projections provided to JPMorgan, JPMorgan notes that projecting future results is inherently subject to substantial uncertainty. Although those projections constituted one of many items that JPMorgan employed in the formation of its reports, changes to the projections could affect JPMorgan’s conclusion. JPMorgan’s reports were based on economic, industry, regulatory, market, political and other conditions existing at the date of its reports, including in the case of its December 7, 2004 opinion, market prices of Telecom Italia’s and TIM’s securities. These conditions are generally beyond Telecom Italia’s or TIM’s control and are subject to rapid and unpredictable changes, which changes could affect the conclusion JPMorgan expressed. JPMorgan made no independent investigation of any legal matters affecting Telecom Italia or TIM and assumed the correctness of legal, tax and accounting advice given to each of Telecom Italia and TIM. JPMorgan assumed that the Merger and related transactions will be consummated in accordance with the expected terms and within the expected time periods.

The following is a brief summary of the material financial analyses performed by JPMorgan in connection with rendering its December 7, 2004 opinion. The summary is not a complete description of the analyses performed by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The order of the analyses described, and the results of those analyses, do not necessarily represent the relative importance or weight given to the analyses by JPMorgan. Selecting portions of this summary without considering the analyses as a whole could create an incomplete view of the processes underlying JPMorgan’s analyses and opinion. The analyses JPMorgan performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by the analyses. Additionally, the analyses relating to the value of businesses do not purport to be prices realizable in a transaction or to reflect actual or future market valuations or trading ranges.

JPMorgan expressed no opinion as to the prices at which the ordinary shares or savings shares of Telecom Italia will trade following completion of the Merger, or as to the prices at which the ordinary shares and savings shares of Telecom Italia or TIM will trade prior to completion of the Merger.

JPMorgan did not use the values resulting from its analyses for any purpose other than that of evaluating the fairness to Telecom Italia of the Merger exchange ratios for the ordinary and savings shares and those values should not be used for any other purpose. In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in preparing its December 7, 2004 opinion. In particular, in evaluating the Merger exchange ratio, JPMorgan focused on the relative valuations of Telecom Italia and TIM, giving priority to the consistency and comparability of the criteria adopted, rather than the absolute value of those companies. JPMorgan carried out its analyses considering the two companies as separate entities and therefore ignored any strategic, operational or financial synergies that may result from the Merger, as well as any control premiums and minority discounts. The valuation of TIM has been primarily performed by JPMorgan using the Discounted Cash Flow as fundamental methodology. JPMorgan adopted a “sum-of-the-parts” approach with respect to Telecom Italia because Telecom Italia’s businesses operate in different operational, industrial and strategic environments and because of the differing importance and materiality of those businesses in relation to Telecom Italia as a whole.

Lastly, JPMorgan compared the range of exchange ratios calculated using the above criteria with the exchange ratios derived from the relative historical trading prices of the ordinary and savings shares of Telecom Italia and TIM over selected time periods prior to the announcement of the transaction.

Valuation of TIM. The valuation of TIM has been primarily performed by JPMorgan using the Discounted Cash Flow as fundamental methodology, based on operating and financial assumptions, forecasts and other information prepared by the management for the years 2005 through 2007, which were extended through 2014, and for the calculation of terminal values, as described below. The weighted average cost of capital (WACC) reflects assumptions which are consistent with market benchmarks relating to the cost of debt capital and the cost of equity capital, as well as with the capital structure of the activity to be valued. The growth rates used by

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JPMorgan for the projections from the years 2008 through 2014 and for the terminal value are consistent with relevant market benchmarks. A 2007-2014 revenue CAGR of 3.3% and an average EBITDA margin of 46.1% were assumed for the 2008-2014 financial projections, and a terminal value growth rate of 2.0% and a WACC of 8.9% were used in the discounted cash flow valuation.

As a further part of its analysis, JPMorgan compared the values derived from the discounted cash flow analysis to values derived by applying relevant multiples in line with those of certain comparable companies, to values derived by applying relevant multiples in line with those of certain comparable transaction and to values identified by research analysts, where available.

The values derived from the foregoing analyses were adjusted to take into account net debt as of 31 December 2004, minority interests, where material, and the net value of other adjustments, including the effects of the expected sale of Corporacion Digitel (Venezuela) and certain tax benefits.

The following table shows the minimum, mid-point and maximum values per TIM ordinary share before adjustment for the dividend expected to be paid in May 2005.

	Minimum	Mid-point	Maximum
Values per TIM ordinary share (Euro)	5.28	5.58	5.87

Note: the figures in this table have been rounded up

The table below shows the minimum, mid-point and maximum values for each TIM savings share, calculated based on the value of the TIM ordinary share with no discount applied. The zero discount is substantially in line with the average market discount during the last three months before the last day of trading prior to the announcement of the transaction (December 3, 2004), and takes into account the small average market premium and the small average market discount during the last six months.

	Minimum	Mid-point	Maximum
Values per TIM savings share (Euro)	5.28	5.58	5.87

Note: the figures in this table have been rounded up

The table below shows the minimum, mid-point and maximum values of the TIM ordinary and savings shares, adjusted to take into account the effect of the distribution of dividends expected to be paid in May 2005 (assumed to be in line with the respective dividends per share paid in May 2004).

	Minimum	Mid-point	Maximum
Values per TIM ordinary share (Euro)	5.02	5.32	5.61
Values per TIM savings share (Euro)	5.01	5.31	5.60

Note: the figures in this table have been rounded up

Valuation of Telecom Italia. JPMorgan analyzed the two main businesses of Telecom Italia, Telecom Italia S.p.A. and TIM, primarily using the discounted cash flow method. In particular, TIM was valued based on the range of values obtained using this method, adjusted for the distribution of the dividends expected to be paid in May 2005. The remaining Telecom Italia businesses, which are minor in relation to Telecom Italia as a whole, were analyzed using their market value, where their securities are publicly traded, and on various other criteria depending on the nature of the business, including market multiples and book value. In addition, JPMorgan compared the values derived by the foregoing analyses with values identified by research analysts for such businesses, where available.

With regards to Telecom Italia S.p.A. activities, JPMorgan performed a discounted cash flow analysis based on operating and financial assumptions, forecasts and other information prepared by the management for the years 2005 through 2007, which were extended through 2014, and for the calculation of terminal value, as described below. The weighted average cost of capital (WACC) reflects assumptions which are consistent with market benchmarks relating to the cost of debt capital and the cost of equity capital, as well as with the capital structure of the activity to be valued. The growth rates used by JPMorgan for the projections from the years 2008 through 2014 and for the terminal value are consistent with relevant market benchmarks. A 2007-2014 revenue compound annual growth rate (CAGR) of 0.2% and an average earnings before interest, taxes, depreciation and amortization (EBITDA) margin of 44.6% were assumed for the 2008-2014 financial projections, and a terminal value growth rate of 0.0% and a WACC of 7.3% were used in the discounted cash flow valuation.

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To the values calculated in the manner described above was added the estimated net financial position of Telecom Italia at 31/12/2004, the effects of the proportional net debts and minority interests, where material, the effect of the TIM shares dividend expected to be paid in May 2005 and the net value of other adjustments including the value of certain off-balance sheet items and certain tax benefits; furthermore it was adjusted to take account of the pro-forma effect of the conversion of the Telecom Italia 1.5% 2010 convertible bonds, consistently with the fully-diluted method.

The following table shows the minimum, mid-point and maximum values for each Telecom Italia ordinary share consistently with the fully-diluted method, before adjustment for the dividend expected to be paid in May 2005.

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	2.95	3.20	3.45

Note: the figures in this table have been rounded up

The following table shows the minimum, mid-point and maximum values for each Telecom Italia savings share calculated based on a discount of 27%, which is substantially in line with the average market discount during the last month, the last 6 months, and the discount of the last day of trading prior to the announcement of the transaction, December 3, 2004.

	Minimum	Mid-point	Maximum
Values per Telecom Italia savings share (Euro)	2.15	2.34	2.52

Note: the figures in this table have been rounded up

The table below shows the minimum, mid-point and maximum values of the Telecom Italia ordinary and savings shares, adjusted to take into account the effect of the distribution of dividends expected to be paid in May 2005 (assumed to be in line with the respective dividends per share paid in May 2004).

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	2.84	3.10	3.35
Values per Telecom Italia savings share (Euro)	2.04	2.22	2.41

Note: the figures in this table have been rounded up

Analysis of the Exchange Ratio. JPMorgan compared the results derived from the application of the above valuation methods for TIM and Telecom Italia, obtaining the following ranges of implied Merger exchange ratios.

	Minimum	Mid-point	Maximum
Telecom Italia ordinary shares for each TIM ordinary share	1.68	1.72	1.77
Telecom Italia savings shares for each TIM savings share	2.33	2.39	2.46

Note: the figures in this table have been rounded up

JPMorgan also compared the ranges of Merger exchange ratios set forth above against the Merger exchange ratios derived from the relative historical trading prices of the ordinary and savings shares of the two companies over selected time periods prior to the announcement of the transaction, adjusted to take into account the effect of the distribution of dividends expected to be paid in May 2005, assumed to be in line with the respective dividends per share paid in May 2004.

	3/12/04	Average of 1 month Ending 3/12/04	Average of 3 months Ending 3/12/04	Average of 6 months Ending 3/12/04	Average of 12 months Ending 3/12/04
Telecom Italia ordinary shares for each TIM ordinary share	1.72	1.69	1.71	1.74	1.74
Telecom Italia savings shares for each TIM savings share	2.47	2.41	2.36	2.39	2.45

Note: the figures in this table have been rounded up. The 12-month average exchange ratio has also been adjusted to take into account the effect of distribution of dividends paid in May 2004.

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On 22 November 2004, JPMorgan was retained by Telecom Italia initially to assist in considering the feasibility of, and, upon Telecom Italia’s decision to proceed, to act as its financial advisor with respect to, the Merger and related transactions, which engagement was formalized in an engagement letter dated 6 December 2004. JPMorgan and its affiliates will receive from Telecom Italia maximum total fees of approximately euro 45 million upon completion of the Merger in consideration for rendering advisory services and acting as global co-ordinator, bookrunner and mandated lead arranger of the euro 12 billion term loan facility entered into in connection with the Merger and related transactions. Telecom Italia has also agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of outside counsel, and will indemnify JPMorgan against certain liabilities. JPMorgan and its affiliates, in the ordinary course of their activities, may actively trade for their own account or for the accounts of customers the equity and debt securities of Telecom Italia or TIM or companies directly or indirectly controlling, controlled by, affiliated with Telecom Italia or TIM or in which Telecom Italia or TIM holds securities or companies having interests in Telecom Italia or TIM, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities. JPMorgan and its affiliates have in the past represented Telecom Italia and TIM or companies directly or indirectly controlling, controlled by, affiliated with Telecom Italia or TIM or in which Telecom Italia or TIM holds securities or companies having interests in Telecom Italia or TIM in connection with a variety of commercial banking, investment banking, capital markets, and other transactions. JPMorgan and its affiliates may currently have and may in the future have commercial banking, investment banking, trust or other relationships or engagements with counterparties that may have interests with respect to Telecom Italia, TIM or companies directly or indirectly controlling, controlled by, associated with Telecom Italia or TIM or in which Telecom Italia or TIM holds securities, which interests may in some cases be contrary to the interests of any of those companies. JPMorgan and its affiliates may have fiduciary or other relationships or engagements in which JPMorgan or its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Telecom Italia, TIM, or companies directly or indirectly controlling, controlled by, affiliated with Telecom Italia or TIM or in which Telecom Italia or TIM holds securities, or other parties with an interest with respect to Telecom Italia, TIM or the Merger and related transactions.

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ANNEX IX (a)

Original document drawn up on Mediobanca letterhead

The Fairness Opinion has been prepared by Mediobanca in Italian only. Accordingly, in the event of any discrepancies between the original and the English translation attached hereunder, the Italian version shall prevail

Telecom Italia S.p.A. - TIM S.p.A.

Fairness opinion

on merger exchange ratio

7 December 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

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7 December 2004

1.	FOREWORD

1.1.	Nature of mandate and purpose of document

Telecom Italia S.p.A. (“Telecom Italia”) has launched a corporate restructuring programme (the “Programme”) aimed at creating an integrated fixed line and mobile telephony operator. The Programme includes, inter alia, Telecom Italia launching a public tender offer (the “PTO”) for Telecom Italia Mobile S.p.A. (“TIM”) and the latter being merged into Telecom Italia.

Regarding the proposed merger, at a meeting held on 7 December 2004, the Board of Directors of Telecom Italia decided on the exchange ratio (the “Exchange Ratio”) for shares in Telecom Italia and TIM (jointly, the “Companies”), which it set at:

1.73 ordinary Telecom Italia shares

for every 1 ordinary TIM share

2.36 Telecom Italia savings shares

for every 1 TIM savings share

In this connection, Telecom Italia has asked Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”) to express its professional opinion regarding the fairness or otherwise of the Exchange Ratio thus chosen.

Telecom Italia has not asked Mediobanca to give a valuation of the underlying business rationale for implementing the Programme, neither has Mediobanca given such a valuation herein, nor does it intend to. Telecom Italia has not asked Mediobanca to provide, and Mediobanca has not provided, services regarding the legal, accounting and tax issues raised by the Programme.

This document (the “Document”) is intended solely to furnish the Board of Directors of Telecom Italia with the professional opinion of Mediobanca in respect of the fairness or otherwise of the Exchange Ratio chosen.

This opinion may be viewed by the Board of Directors of Telecom Italia as one factor in assessing the fairness of the Exchange Ratio it has set, which, without prejudice to the foregoing, it may change, at its own absolute discretion in respect of judgement and decision-making, on the basis of other considerations and contingent and subjective factors. Indeed, the Boards of Directors of Telecom Italia and TIM retain absolute sovereignty with regard to the terms on which and the methods according to which the proposed merger should take place, and to the drawing up of the relevant illustrative reports, irrespective of whether they choose to avail themselves of the services of financial advisors, as they have done in this case.

Assessment of the fairness of the Exchange Ratio, and of the estimates of the Companies’ economic capital in relative terms used in determining the Exchange Ratio, have been carried out solely in view of the specific objectives indicated. They may therefore not be used for any other purpose, or viewed in isolation from the context in which they were formulated, or treated as representative in absolute terms of a valuation for either of the Companies or their subsidiaries or used as a benchmark for comparing theoretical or effective disposal prices which are necessarily the result of a negotiating process, or for comparison of any other kind. In particular, such estimates may not in any way be viewed as indicative of the market values at which Telecom Italia and TIM shares may be traded on regulated markets at any time.

This Document is being issued solely for the benefit of the Board of Directors of Telecom Italia, and its content may not be disclosed or divulged to third parties without prior authorization in writing from Mediobanca. Mediobanca does not authorize third parties to rely on the analysis and conclusions contained herein, and expressly declines all liability for any damages arising from use of the Document for any purposes or ends other than those indicated herein. Shareholders in Telecom Italia and TIM and any other third parties who may be interested should therefore consult their own financial advisors, if they deem appropriate. Without prejudice to the foregoing, Mediobanca hereby authorizes the Board of Directors of Telecom Italia to disclose the Document to the Board of Directors of TIM, and to include it among the company deeds required by law and Consob regulations in connection with the merger process.

The conclusions set forth herein are based on the sum of analyses described hereunder. Accordingly, no part of the Document may be considered separately from the Document as a whole.

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1.2.	Transaction description

The merger referred to herein forms part of the wider Programme, which may be summarized as follows:

–	Telecom Italia will launch a PTO for the 66.7% of TIM it does not already own and for all TIM savings shares, which offer being conditional inter alia upon an acceptance rate of at least 66.7% of the ordinary and savings shares being bid for, at a price of 5.6 per share irrespective of category;

–	a syndicate of Italian and international banks will grant Telecom Italia a credit line worth a total of € 12bn in order to fund the transaction;

–	upon completion of the PTO, TIM will be merged into Telecom Italia after TIM has spun off its mobile telephony business assets to a wholly-owned subsidiary.

1.3.	Date of reference

The date of reference for the work contained herein has been conventionally set at 31 December 2004.

1.4.	Documents used

In carrying out its mandate, Mediobanca has used mostly the following documentation:

–	Telecom Italia and TIM Articles of Association currently in force;

–	Telecom Italia and TIM statutory and consolidated accounts for the 2002-2003 two-year period, including accompanying schedules, reviews of operations, statutory audit committee reports and external auditors’ reports;

–	Telecom Italia and TIM interim and quarterly accounts for 2002, 2003 and 2004;

–	estimates for Telecom Italia and TIM accounts for the twelve months to December 2004;

–	the Telecom Italia group 2005-2007 business plan as updated by management to 3 December 2004 but not yet approved by Telecom Italia’s Board of Directors;

–	other documents and information provided by Telecom Italia and TIM themselves, or otherwise obtained in the course of meetings with management;

–	stock market information, sector reports issued by independent analysts, and other information in the public domain.

1.5.	Assumptions and limitations

The Document has been drawn up based on the following assumptions and limitations:

a)	in the course of executing the mandate conferred upon us, we have relied on the truthfulness, accuracy and completeness of the information provided, and have made no independent assessment or verification thereof;

b)	our analysis of the fairness or otherwise of the Exchange Ratio is based on the assumption that the Companies constitute going concerns, and takes no account of the possibility of events of an extraordinary and unpredictable nature, for example (such instances not to be construed restrictively) changes to economic, financial, monetary, political or market conditions, or action taken by state or government entities or regulatory authorities in the Companies’ sector of activity, such as might influence evaluation of the fairness or otherwise of the Exchange Ratio. Mediobanca is under no obligation to update or amend the Document on the basis of information, circumstances or events subsequent to the date on which it was drawn up;

c)	our analysis has not involved identifying or quantifying any potential liabilities (or lower than expected assets), but does take into account situations reflected in the accounts of Telecom Italia and TIM and situations which the management of the Telecom Italia group has brought to the attention of Mediobanca. Furthermore, Mediobanca has not carried out any independent valuation of the individual assets and liabilities of the Telecom Italia group, including off-balance sheet assets and liabilities;

d)	the value of the Companies used for purposes of assessing the fairness of the Exchange Ratio, where and to the extent to which it is based on figures that are provisional in nature, depends on the assumptions used in preparation of the aforementioned estimates proving to be correct. The analysis carried out by Mediobanca is based inter alia on the delivery of earnings and financial targets set forth in the operating plans drawn up by the Companies’ management. Critical review of such plans would require more indepth analysis from industrial and business stand-points than has been carried out for the purposes hereof, and would require capabilities other than those typically provided by an investment bank;

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e)	use of the Document is restricted to the Board of Directors of Telecom Italia with reference to the aims stated under the foregoing section 1.1;

f)	the Fairness Opinion is advisory in nature and may not be considered as binding or obligatory; it does not constitute a valuation or an estimate report as defined under regulations currently in force.

2.	COMPANY INFORMATION

2.1.	TELECOM ITALIA S.p.A.

Telecom Italia is listed on the screen-based market or MTA operated by Borsa Italiana S.p.A. and has as its purpose:

–	the installation and operation, via any technique, means or system, of fixed and mobile telecommunications equipment and machinery, including space systems via artificial satellite equipment, radioelectric stations inter alia on board ships, and connections for maritime mobile radio communications, and the installation and operation of dedicated and/or integrated networks to provide and manage telecommunications services under concession without territorial restrictions for general use on the free market (including such services as result from technological developments), for example planning, development, operation, maintenance and sale of telecommunications, IT, telematic and electronic products, services and systems;

–	the execution of activities connected with, or otherwise useful to, pursuit of the company’s objects, including publishing, advertising, IT, telecommunications and multimedia activities and more generally commercial, financial, real estate, research, training and advisory activities;

–	acquisition – as a secondary activity – of holdings in companies or enterprises whose business falls within the corporate object of Telecom Italia as defined above or is otherwise connected therewith or complementary or analogous thereto, including companies operating in the electronic manufacturing and the insurance businesses;

–	control, strategic, technical, administrative and financial co-ordination, and direction and management of the financial activities of the companies and their subsidiaries, including the execution of any transaction or activity connected thereto.

The share capital of Telecom Italia is EUR 8,861,181,281.15 fully paid up, made up of 16,111,238,693 par value EUR 0.55 shares, 10,315,317,624 of which are ordinary shares and 5,795,921,069 are non-convertible savings shares.

Telecom Italia owns 56.3% of the ordinary capital and 55.4% of the share capital of TIM, itself and via subsidiaries.

2.2.	TIM S.p.A.

TIM is listed on the screen-based market or MTA operated by Borsa Italiana S.p.A., and has as its object the installation and operation of systems to provide and manage telecommunications services without territorial restrictions, in particular mobile telecommunications services under concession on the free market, or otherwise to carry out services connected therewith, including, for example, the planning, development, operation, maintenance and sale of telecommunications, IT, telematic and electronic products, services and systems, with the exception of those activities restricted to individuals registered with relevant professional bodies.

The share capital of TIM amounts to EUR 513,964,432.74 fully paid up, comprising 8,566,073,879 par value 0.06 shares, 8,434,004,716 of which are ordinary shares and 132,069,163 non-convertible savings shares.

3.	VALUATION METHODS USED

3.1.	Basic principles

Generally accepted valuation principles have been adopted in execution of the mandate, with special emphasis having been given to those principles most widely used on a national and international basis in terms of estimates carried out in connection with mergers, which are summarized as follows:

–	in view of the rationale for such valuations – to determine a share exchange ratio for the purpose of such transactions – priority has been given to applying largely uniform criteria which are compatible with the features of the companies being valued;

–	the valuations have been carried out on a stand-alone basis, and for this reason take no account of any synergies possibly deriving from the merger or any other extraordinary transaction which could influence the value of the company post-merger;

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–	it should also be made clear that the aim of the valuation is not so much to estimate the respective economic capital of the companies concerned as to obtain substantially comparable values in order to enable a share exchange ratio to be determined. Accordingly the results yielded by this analysis may not be used for reasons other than that of determining a range for the Exchange Ratio;

–	where the merger involves listed companies, stock market price is normally a useful indicator. However, such data must be employed with due care rather than used as the only factor to be taken into consideration, especially when the two companies are already related through shareholdings as is the case in this instance, and should be complemented by other valuation methodologies.

3.2.	Methods used

Bearing in mind the characteristics of the two Companies, it was deemed appropriate to use fundamentals-based methods as well as stock market price methods.

Methods based on fundamentals

For the purpose of valuing groups, theory and professional practice both advocate two alternative procedures:

–	estimating the value of the group in its entirety on a consolidated basis (the “consolidation” method) using consolidated accounts;

–	a separate valuation of the parent company and subsidiaries (the “traditional” or “cascade” method) based on their statutory accounts.

The first procedure involves use of consolidated accounts, while the second involves the so-called “cascade” method which means analysing the value of the parent company and subsidiaries separately based on their statutory accounts. The consolidation method enables earnings or financial duplications resulting from intra-group transactions to be eliminated, and means no account has to be taken of the group’s company structure. However, in the case of parent companies which engage in dissimilar activities with divergent profiles and trends, the use of consolidated accounts does not fully reflect the diversity existing between the various sectors of business which would be provided by applying different valuation criteria. Hence, in the event of parent companies carrying out different operational activities, the application of consolidation-based valuation methods may give rise to misleading results. To correct this problem, the most frequently adopted solution involves sub-dividing groups into units carrying out similar activities, in each case using valuation criteria that are appropriate to the activities concerned.

In the case under review, the consolidation-based method has been deemed to be appropriate. However, in view of the different features of the Companies involved, it has been applied using different approaches, i.e. consolidated accounts for TIM and sum-of-the-parts for Telecom Italia.

For the purpose of determining the fairness of the Exchange Ratio, the value of TIM’s economic capital has been estimated using the discounted cash flow or DCF method, in view of the more focused nature of its business. This method is based on the general concept whereby the value of a company is equal to the discounted value of all cash flows which the said company is able to generate in the future. Out of the various alternative methods developed theoretically and in line with practice broadly adopted, unlevered discounted cash flow has been used, whereby the value of a company is equal to the sum of the operating cash flows generated in the years taken as the time horizon of an analytical forecast contained in its business plan and discounted at a rate equal to the average weighted cost of capital, and the terminal value, i.e. the discounted value of operating cash flows which the company will continue to generate in the periods subsequent to that covered by explicit forecasts, plus the value of all assets and liabilities not included in the operating cash flows for methodological reasons, less the current value of its net financial commitments.

The relative value of Telecom Italia’s economic capital for the purpose of determining the fairness or otherwise of the Exchange Ratio has been estimated as the sum of the economic values of its individual areas of activity, i.e. wireline, mobile, internet & media, etc., which are obtained by applying appropriately differentiated valuation methodologies. In particular, for its core businesses, i.e. fixed telephony and TIM, the DCF method as described above has been used, whereas for the other activities which are less significant vis-a-vis the group as a whole, methods based on the market multiples of comparable listed companies, on market prices and balance sheet indicators, have been used on a case-by-case basis.

As far as regards the determination of value per share, for Telecom Italia, in line with national and international valuation practice, the economic capital value obtained by applying the methods described above has been

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divided on the assumption that the ratio between the values of the different classes of shares may be derived from those actually recorded in the respective stock market prices of such shares over a sufficiently meaningful period of time. To this end, the average of stock market prices recorded in the three months prior to 4 December 2004 has been used for reference purposes. For TIM, given the limited percentage accounted for out of the total number of shares comprising its share capital by savings shares, and given also the terms of the public tender offer, whereunder both categories of shares receive equal treatment, it has been decided to assign the same value to both ordinary and savings shares.

Stock market price methods

The stock market price method is one of the so-called “direct” valuation methods, i.e. those which, in order to identify the value of listed companies, use actual prices recorded by the market in transactions involving shares in the capital of the company being valued. Such methods, although they may not be adopted unconditionally in calculating absolute values of economic capital, nonetheless constitute useful benchmarks to enable the ratio between the economic capital of two listed companies to be expressed in relative terms. The results provided by direct methods derive from a logical process which is different from analytical-type valuation methods, the latter being based on explicit assumptions formulated by the person carrying out the valuation. The market expresses prices which ought to summarize investors’ expectations with regard to the multiple factors involved in making the stocks and companies being valued attractive or otherwise, e.g. profitability, risk, growth, liquidity, etc. If markets were perfectly efficient, i.e. long-term oriented, large quantities traded, perfectly transparent, investors fully economically rational, etc., the valuation process ought to be exhausted by such price indications as may be derived from the market. For this reason, when certain conditions subsist, such as listing on regulated markets featuring a high level of efficiency, large free float, high quantities traded, business prospects being appreciated by an appropriate number of financial analysts on an ongoing basis, in such a way as to contribute to the dissemination of information which is useful with a view to ensuring market prices reflect earnings forecasts and risk profiles more accurately, stock market prices represent an extremely useful factor in the valuation process, providing summary benchmarks whereby to calculate the appreciation or otherwise of the value of the company being valued. In view of the foregoing and the features of the Company involved, we have used the stock market price method in order to complete the valuation framework. To strike an accurate balance between the need to use recent data reflecting the stock’s current market value, and the need to mitigate the volatility effect of daily stock market prices via observations recorded over a sufficiently extended time horizon, we have analysed the trend in stock market prices over differing time horizons, i.e. the one month, three months, six months and twelve months prior to 4 December 2004.

4.	RESULTS AND CONCLUSIONS

4.1.	Methods based on fundamentals

By applying the method described above, and also taking into account dividend payouts assumed to be in line with those of the previous financial year and which are scheduled to take place before the merger is consummated, the values per share of Telecom Italia and TIM from a relative viewpoint and the respective exchange ratios expressed in terms of the number of Telecom Italia shares to be received for every 1 TIM share held, are comprised within the following ranges:

	Ordinary	Non-conv. sav.
Telecom Italia per share (EUR)	2.85 – 3.38	2.08 – 2.47
TIM per share (EUR)	5.04 – 5.67	5.04 – 5.67

Exchange ratio	1.68 – 1.77	2.30 – 2.42

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4.2.	Stock market price methods

By applying the methodology described above, and also taking into account dividend payouts assumed to be in line with those of the previous financial year and which are scheduled to take place before the merger is consummated, the values per share of Telecom Italia and TIM from a relative viewpoint and the respective exchange ratios expressed in terms of the number of Telecom Italia shares to be received for every 1 TIM share held, are comprised within the following ranges:

Ordinary shares	Avg. 1 month	Avg. 3 months	Avg. 6 months	Avg. 12 months
TIM price (EUR)	4.65	4.37	4.29	4.30
Telecom Italia price (EUR)	2.75	2.55	2.47	2.45

Exchange ratio	1.69	1.71	1.74	1.75

Non-conv. sav.	Avg. 1 month	Avg. 3 months	Avg. 6 months	Avg. 12 months
TIM price (EUR)	4.72	4.34	4.22	4.21
Telecom Italia price (EUR)	1.96	1.84	1.76	1.72

Exchange ratio	2.41	2.36	2.39	2.44

4.3.	Conclusions

To sum up, the exchange ratios determined by applying the methods described above vary within the following ranges:

	Fundamental methods	Stock market methods
Ordinary shares	1.68 – 1.77	1.69 – 1.75
Non-convertible savings shares	2.30 – 2.42	2.36 – 2.44

In view of and within the limitations of the mandate conferred upon us as described above, it is our opinion that, as at the date hereof, the Exchange Ratio set by the Board of Directors of Telecom Italia at:

1.73 ordinary Telecom Italia shares

for every 1 ordinary TIM share

2.36 Telecom Italia savings shares

for every 1 TIM savings share

is within the value ranges listed above, and is therefore to be seen as fair for Telecom Italia.

M E D I O B A N C A

Signed by Clemente Rebecchini and Francesco Coatti

To:	Telecom Italia S.p.A.
Piazza degli Affari, 2
20123 Milan
Italy

For the attention of:  The Board of Directors

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ANNEX IX (b)

Original document drawn up on Mediobanca letterhead

This letter has been prepared by Mediobanca in Italian only. Accordingly, in the event of any discrepancies between the original and the English translation attached hereunder, the Italian version shall prevail

23 January 2005

Dear Sirs,

We refer to our fairness opinion dated 7 December 2004 (the “Fairness Opinion”), in which we expressed our professional opinion regarding the fairness of the share exchange ratio set in respect of the proposed merger between TIM and Telecom Italia.

You have informed us that since 7 December 2004, no event has occurred which has significantly influenced or might significantly influence any of the documents, information, data, projections or assumptions furnished by you to us and referred to in the Fairness Opinion, nor the financial or earnings situation, business, assets or liabilities or prospects of Telecom Italia S.p.A., TIM S.p.A. and/or the companies controlled by them.

Based on, and subject to, the foregoing, and taking into account the same criteria, assumptions, aims and limitations laid down in the Fairness Opinion, we hereby confirm the conclusions set forth therein as at the date hereof.

This letter may not be viewed in isolation from the context in which it was formulated, nor separately from the Fairness Opinion and the documents with which you have furnished us, nor may it be disclosed, transferred, reproduced, quoted in part or in full, or referred to, without prior authorization from Mediobanca. Without prejudice to the foregoing, Mediobanca hereby authorizes the Board of Directors of Telecom Italia to disclose the document to the Board of Directors of TIM, and to include it among the company deeds required by law and by Consob regulations in relation to the merger process.

Yours very truly,

M E D I O B A N C A

Signed by Clemente Rebecchini and Francesco Coatti

To:	Telecom Italia S.p.A.
Piazza degli Affari, 2
20123 Milan
Italy

For the attn of: The Board of Directors

ANNEX IX (c)

This document has been prepared by Mediobanca in Italian only. Accordingly, in the event of any discrepancies between the original and the English translation attached hereunder, the Italian version shall prevail

Summary of analysis carried out by Mediobanca in connection with the issue of a fairness opinion under the terms of its engagement as financial advisor to Telecom Italia

Under the terms of a mandate conferred by Telecom Italia S.p.A. (“Telecom Italia”) on Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”) with regard to the merger of Telecom Italia Mobile S.p.A. (“TIM”) into Telecom Italia, Telecom Italia requested Mediobanca to furnish it with its professional opinion regarding the fairness or otherwise of the exchange ratio (the “Exchange Ratio”) Telecom Italia had set in respect of Telecom Italia and TIM shares.

On 7 December 2004, Mediobanca duly furnished the Board of Directors of Telecom Italia with its fairness opinion (the “Fairness Opinion”), in which it stated that as at the date thereof, and having taken into account the criteria, assumptions, aims, and limitations set forth therein, the Exchange Ratio set by the Board of Directors of Telecom Italia at 1.73 ordinary Telecom Italia shares for every ordinary TIM share held, and 2.36 Telecom Italia savings shares for every TIM share held, should be seen as fair for Telecom Italia.

Subsequent to that date, in a letter dated 23 January 2005 (the “Letter of Confirmation”), based on and subject to the recitals to and the restrictions contained in the Letter of Confirmation and the Fairness Opinion, Mediobanca confirmed the conclusions set forth in the Fairness Opinion issued on 7 December 2004 to the Board of Directors of Telecom Italia as at the date of the Letter of Confirmation.

The Fairness Opinion issued by Mediobanca on 7 December 2004, and the Letter of Confirmation issued by Mediobanca on 23 January 2005 were drawn up for the sole purpose of furnishing the Board of Directors of Telecom Italia with the professional opinion of Mediobanca in respect of the fairness or otherwise of the Exchange Ratio.

Assessment of the fairness of the Exchange Ratio, and of the estimates of the economic capital of Telecom Italia and TIM used in the determining of the Exchange Ratio, may not be used for any other purpose, or viewed in isolation from the context in which they were formulated, nor seen as representative of a valuation in absolute terms for either of the companies and their respective subsidiaries, nor used as a benchmark for comparison with theoretical or effective disposal prices, which are necessarily an expression of a negotiation process, or for comparison of any other kind. In particular, such estimates may not in any way be viewed as indicative of the market prices at which Telecom Italia and TIM shares may be traded on regulated markets at any time.

The Fairness Opinion is advisory in nature, and is neither binding nor mandatory, nor does it constitute a valuation or an estimate report as defined under current regulations.

The full Fairness Opinion issued by Mediobanca on 7 December 2004, which sets forth the criteria, assumptions, purposes and limitations of the analysis carried out by Mediobanca in connection with the Fairness Opinion, and the full Letter of Confirmation issued by Mediobanca on 23 January 2005 are attached to the Information Document, and are to be viewed as an integral part thereof.

In carrying out its mandate, Mediobanca has mostly used the following documentation:

–	Telecom Italia and TIM Articles of Association currently in force;

–	Telecom Italia and TIM statutory and consolidated accounts for the 2002-2003 period, including accompanying schedules, reviews of operations, statutory audit committee reports and external auditors’ reports;

–	Telecom Italia and TIM interim and quarterly reports for 2002, 2003 and 2004;

–	estimates for Telecom Italia and TIM statutory and consolidated accounts for the twelve months to 31 December 2004;

–	the Telecom Italia group 2005-2007 business plan as updated by management to 3 December 2004, but not yet approved by Telecom Italia’s Board of Directors;

–	other documents and information furnished by Telecom Italia and TIM themselves, or otherwise obtained in the course of meetings with management;

–	stock market information, sector reports issued by independent analysists, and other information in the public domain.

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In the course of the analyses it has carried out in relation to the Fairness Opinion, Mediobanca has relied on the truthfulness, accuracy and completeness of the information provided, and has made no independent assessment or verification thereof. Mediobanca’s analysis of the fairness or otherwise of the Exchange Ratio is based on the assumption that the companies involved constitute going concerns, and takes no account of the possibility of events of an extraordinary and unpredictable nature, for example (such instances not to be construed restrictively) changes to economic, financial, monetary, political or market conditions, or action taken by state or government entities or regulatory authorities in the companies’ sectors of activity, such as might influence appraisal of the fairness or otherwise of the Exchange Ratio. The analysis has not involved identifying or quantifying any potential liabilities (or lower than expected assets), but does take into account situations reflected in the accounts of Telecom Italia and TIM, and situations which the management of the Telecom Italia group has brought to the attention of Mediobanca. Furthermore, Mediobanca has not carried out any independent valuation of the individual assets and liabilities of the Telecom Italia group, including off-balance sheet assets and liabilities. Finally, it should be pointed out that the value of Telecom Italia and TIM used for purposes of assessing the fairness or otherwise of the Exchange Ratio, where and to the extent to which it is based on figures that are provisional in nature, depends on the assumptions used in preparation of the aforementioned estimates proving to be correct. The analysis carried out by Mediobanca is based inter alia on the delivery of the earnings and financial targets set forth in the operating plans drawn up by the companies’ management. Critical analysis of such plans would require more indepth analysis from the industrial and business standpoints than has been carried out for the purposes hereof, and would require capabilities other than those typically provided by an investment bank.

The Fairness Opinion and the analyses carried out by Mediobanca do not constitute the only aspects to be taken into consideration by the Board of Directors of Telecom Italia in respect of the merger approval, and for this reason should not be deemed to be determining in the decision of the Board of Directors of Telecom Italia.

A brief summary of the financial analysis carried out by Mediobanca in relation to the Fairness Opinion issued on 7 December 2004 is given below. This summary is not intended to be an exhaustive description of the work carried out by Mediobanca. It should be noted above all that valuation in fact consists of a series of analyses and includes estimates. These should be considered as a whole, and cannot be described in a summary document.

The date of reference for the Fairness Opinion was conventionally set at 31 December 2004.

In executing its mandate Mediobanca employed generally accepted valuation principles, with special emphasis being given to those principles most widely used in respect of merger transactions on a national and international basis. In particular, given the rationale for such valuations, namely to determine a share exchange ratio with a view to such transactions, priority was given to applying broadly uniform criteria which are compatible with the characteristics of the companies being valued. In addition, the valuations were carried out on a stand-alone basis, and for this reason took no account of any synergies possibly deriving from the merger, or of any other extraordinary transaction that could influence the value of the companies post-merger.

Bearing in mind the characteristics of Telecom Italia and TIM, Mediobanca deemed it appropriate to adopt fundamentals-based methods as well as stock market price methods.

Methods based on fundamentals

The value of TIM’s economic capital was estimated by using the discounted cash flow or DCF method. In particular the unlevered discounted cash flow method was used whereby the value of a company is deemed to be equal to the sum of the operating cash flows generated in the years taken as the time horizon of an analytical estimate contained in its business plan and discounted at a rate equal to the average weighted cost of capital, and the terminal value, i.e. the discounted value of operating cash flows which the company will continue to generate in the periods subsequent to that covered by explicit estimates, plus the value of all assets and liabilities not included in the operating cash flows for methodological reasons, less the current value of its net financial commitments.

In applying this method, Mediobanca has used provisional data compiled by Telecom Italia management for the 2005-2007 period, extending the explicit projection period to 2010. For 2008-2010, an annual revenue growth rate of 3-5.5% and operating margins consistent with the 2005-2007 business plan forecasts were assumed. Cash flows have been discounted at a rate of around 9.1%, which is representative of the average weighted cost of capital calculated on the basis of a capital structure in line with the one currently in place. Regarding the estimated terminal value a growth rate of approx. 2.5% has been used, in line with the relevant market

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benchmarks. To complete the procedure thus illustrated, a sensitivity analysis was then carried out with reference both to the weighted average cost of capital used to discount the cash flows, and to the growth rate used in order to estimate the terminal value.

The value of Telecom Italia’s economic capital was estimated using the sum-of-the-parts method, that is to say, as the sum of the economic values of its individual areas of activity, i.e. wireline, mobile, Internet and media, etc., which are obtained by applying appropriately differentiated valuation methodologies. In particular, for its core businesses, i.e. fixed line telephony and TIM, the DCF method as described above has been used, whereas for the other activities which are less significant in terms of the group as a whole, methods based on the market multiples of comparable listed companies, market prices and balance sheet indicators have been used as appropriate, on a case-by-case basis.

In applying DCF methodology to Telecom Italia’s fixed line telephony operations, Mediobanca has used provisional data compiled by Telecom Italia management for the 2005-2007 period, extending the explicit projection period until 2010. For 2008-2010, an annual revenue growth rate of 0.0% and operating margins consistent with the 2005-2007 business plan have been assumed. Cash flows have been discounted at a rate of around 6.8%, which is representative of the average weighted cost of capital calculated on the basis of a capital structure which is in line with that currently in place. Regarding the estimated terminal value, a growth rate of approx. 0.0% has been used, in line with the relevant market benchmarks. As with the procedure outlined above for TIM, a sensitivity analysis was also carried out with reference both to the weighted average cost of capital used to discount the cash flows, and to the growth rate used in order to estimate the terminal value.

To complete the analysis carried out, the multiples implied in the values thus obtained were compared with the market multiples of comparable listed companies.

As far as regards the determination of value per share, for Telecom Italia, in line with national and international valuation theory and practice, the value of the economic capital obtained by applying the methods described above has been divided on the assumption that the ratio between the values of the different classes of share may be derived from those actually recorded in their respective stock market prices over a sufficiently meaningful period of time. To this end, average market prices in the three months prior to 4 December 2004 were used. For TIM, given the limited percentage of savings shares out of the total number of shares comprising its share capital, and given also the terms of the public tender offer, whereunder both categories of share were treated equally, it was decided to assign the same value to both ordinary and savings shares.

By applying the methods described above, and also taking into account dividend payouts by Telecom Italia and TIM scheduled to take place before the merger is consummated and assumed to be in line with those distributed in the previous financial year, the following ranges of values for Telecom Italia and TIM shares and the relative exchange ratios are obtained:

	Ordinary	Non-conv. sav.
Telecom Italia price per share (EUR)	2.85 – 3.38	2.08 – 2.47

TIM price per share (EUR)	5.04 – 5.67	5.04 – 5.67

Exchange ratio	1.68 – 1.77	2.30 – 2.42

Stock market price methods

When certain conditions subsist, such as listing on regulated markets featuring a high level of efficiency, large free float, high quantities traded, business prospects being appreciated by an appropriate number of financial analysts on an ongoing basis, in such a way as to contribute to the dissemination of information which is useful with a view to ensuring market prices reflect earnings forecasts and risk profiles more accurately, stock market prices represent an extremely useful factor in the valuation process, providing summary benchmarks whereby to calculate the appreciation or otherwise of the value of the company being valued. In view of the foregoing and the features of the companies concerned, we have used the stock market price method in order to complete the valuation framework. To strike an accurate balance between the need to use recent data reflecting the stock’s current market price, and the need to mitigate the volatility effect of daily stock market prices via observations recorded over sufficiently extensive time horizons, we have analysed the trend in stock market prices over differing time horizons, i.e. the one month, three months, six months and twelve months prior to 4 December 2004.

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By applying the methods described above, and also taking into account dividend payouts by Telecom Italia and TIM scheduled to take place before the merger is consummated and assumed to be in line with those distributed in the previous financial year, the following ranges of values for Telecom Italia and TIM shares and the relative exchange ratios are obtained:

Ordinary shares	Avg. 1 month	Avg. 3 months	Avg. 6 months	Avg. 12 months
TIM price (EUR)	4.65	4.37	4.29	4.30
Telecom Italia price (EUR)	2.75	2.55	2.47	2.45
Exchange ratio	1.69	1.71	1.74	1.75

Non-conv. savings shares	Avg. 1 month	Avg. 3 months	Avg. 6 months	Avg. 12 months
TIM price (EUR)	4.72	4.34	4.22	4.21
Telecom Italia price (EUR)	1.96	1.84	1.76	1.72
Exchange ratio	2.41	2.36	2.39	2.44

Mediobanca, as part of its own corporate advisory and investment banking activities, regularly carries out valuations of enterprises, companies and/or groups of companies in relation to public tender offers, mergers and acquisitions and subscriptions and placements of equities. Mediobanca was selected by the Board of Directors of Telecom Italia to act as its financial advisor in view of its experience and reputation on the market. In the past, Mediobanca has provided Telecom Italia with a variety of financial services, in respect of which it has received compensation in line with market standards.

Mediobanca and its subsidiaries might in the course of their everyday business carry out transactions or hold positions involving Telecom Italia or TIM shares or shares in companies directly or indirectly controlled by these companies, on their own behalf or on behalf of their clients.

In pursuance of the mandate executed on 7 December 2004, Mediobanca is acting as financial advisor to Telecom Italia. Based on the terms of the said mandate, Telecom Italia has agreed to pay Mediobanca a fee of up to € 20m. Telecom Italia has also agreed to reimburse Mediobanca for out-of-pocket expenses incurred in the course of executing its mandate, and to indemnify Mediobanca against any liabilities which might arise in relation thereto. Lastly, Mediobanca also took part in the EUR 12bn syndicated loan granted to Telecom Italia, executed in the form of a multi-tranche term loan facility, in the capacity of mandated lead arranger, in respect of which it received a fee of approx. € 4.2m.

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ANNEX X (a)

ORIGINAL DOCUMENT ISSUED ON MCC HEADED PAPER. TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

1.	Introduction

1.1.	Summary

MCC S.p.A. – Capitalia Gruppo Bancario (“MCC”) was appointed by Telecom Italia S.p.A. (“Telecom Italia”, and, together with its subsidiary and affiliated companies, the “Telecom Italia Group” or the “Group”) as financial advisor in connection with the proposed merger of T.I.M. S.p.A. (“TIM” and together with Telecom Italia the “Companies”) into Telecom Italia (the “Merger”).

As part of the engagement, Telecom Italia has requested MCC to provide, to the Board of Directors of Telecom Italia S.p.A. (the “BoD”), an opinion as to the fairness of the exchange ratios between the ordinary and savings shares of TIM and the ordinary and savings shares of Telecom Italia with respect to the Merger (the “Exchange Ratios”).

This document (the “Opinion”) summarizes the main valuation analyses performed by MCC as a part of the engagement and it is intended to provide the BoD with all the useful information, data and references needed to assess to the Shareholders’ Meeting the fairness of the Exchange Ratios to the Telecom Italia’s shareholders from a financial standpoint.

The content of this Opinion, which is exclusively addressed to the BoD for its exclusive use, is confidential and may not be used for any purpose other than those set forth herein; moreover, this Opinion may not be disclosed, in whole or in part, to any third parties. The Telecom Italia shareholders and/or any other third parties shall use their own financial advisers if they deem it necessary. MCC does not assume any liability with respect to any damage related to any incorrect use of the information contained in this Opinion.

MCC authorizes the BoD of Telecom Italia (i) to include this Opinion into the corporate documents as provided for by the applicable law, regulations and (ii) to provide the auditing firm appointed to express its own opinion as required by the law, in order to verify the fairness of the Exchange Ratios. Any other use, in whole or in part, of this Opinion shall have to be previously agreed and authorized in writing by MCC.

The conclusions contained in this Opinion are based on the whole of the valuations contained herein and therefore no part of this Opinion may be used apart from the document in its entirety.

Capitalia Gruppo Bancario, to which MCC belongs, grants financings, in the course of its ordinary business, to Telecom Italia. Moreover Telecom Italia holds 3% of MCC share capital.

1.2.	Rationale of the Opinion

The Exchange Ratios reported in this Opinion and the corresponding valuation of the Companies were prepared with the sole purpose of determining relative values and identifying appropriate exchange ratios as to assure an equal treatment to the shareholders of Telecom Italia. The relative values contained in this Opinion have no relevance for purposes other than those related to the Merger. This Opinion only addresses the share exchange ratio in connection with the Merger and does not constitute an opinion as to the absolute value of the Telecom Italia and TIM shares nor as to the strategic/industrial rationale of the Merger.

2.	The Transaction

Companies involved in the Merger:

•	Telecom Italia S.p.A., surviving company, registered at the Registry of Companies of Milan, with legal office in Milan, Piazza degli Affari 2, wholly paid-up capital equal to € 8.861.181.281,15 made up of No. 10.315.317.624 ordinary shares and No. 5.795.921.069 non convertible saving shares (book value of € 0,55 each for both ordinary and saving shares);

•	T.I.M S.p.A., target company, registered at the Registry of Companies of Turin, with legal office in Turin, Via Giannone 4, wholly paid-up capital equal to € 513.964.432,74 made up of No. 8.434.004.716 ordinary shares and No. 132.069.163 non convertible saving shares (book value of € 0,06 each for both ordinary and saving shares).

As of the date hereof, Telecom Italia holds:

•	No. 4.734.081.519 ordinary shares of TIM, corresponding to 56,13% of the outstanding ordinary shares and to 55,27% of the total outstanding shares (direct shareholding);

•	No. 14.224.000 ordinary shares of TIM, corresponding to 0,169% of the outstanding ordinary shares and to 0,166% of the total outstanding shares (through Telecom Italia Finance).

Telecom Italia holds treasury shares corresponding approximately to 0,98% of the outstanding ordinary shares, while TIM holds treasury shares corresponding approximately to 0,01% of the outstanding ordinary shares.

The transaction described (the “Transaction”) is part of an integrated project:

1.	Partial Voluntary Public Tender Offer launched by Telecom Italia for 66,7% of the outstanding ordinary shares of TIM not held by Telecom Italia and Public Voluntary Tender Offer launched by Telecom Italia for 100% of the outstanding saving shares of TIM (“PTO”); the success of the PTO is subject to an acceptance threshold equal to 66,7% of the shares tendered for both categories of shares;

2.	issue of up to € 12 billion financing facility to Telecom Italia to meet the financial requirements deriving from the PTO (the “Financing”);

3.	merger of TIM into Telecom Italia upon success of the PTO. As per the non tendered shares, the merger assumes that the holders of TIM ordinary shares will receive newly-issued Telecom Italia ordinary shares and the holders of TIM savings shares will receive newly-issued Telecom Italia savings shares.

3.	Important Notice and Documents Considered

The valuation of the Companies described in this Opinion refers to January 1, 2005.

The analyses and the conclusions described in this Opinion are to be interpreted on the basis of the following main considerations and limitations:

1.	the Companies were valued on a going-concern basis, assuming no significant changes in management and operations;

2.	the valuation was carried out on the basis of projections which were considered reasonable at the date of the valuation; extraordinary and non predictable events were not taken into account;

3.	the valuations were performed considering the Companies as independent entities from an operating standpoint; hence, the valuations do not include any strategic, operating and financial synergies that may result from the Merger;

4.	when dealing with financial and operating forecasts delivered by Telecom Italia and TIM, MCC assumed that the forecasts were performed reasonably and were based on the best estimates and valuations that Telecom Italia and TIM management could rely on at the date in which they were disclosed;

5.	the Exchange Ratios contained in this Opinion were based on Telecom Italia and TIM share values “ex-dividend” accrued in 2004. The dividend amount estimate was based on the information and the guidelines provided by the Companies. We assumed that the dividend accrued in 2004 would be paid between January 1, 2005 and the date of the closing of the Transaction;

6.	This Opinion did not involve the carrying out by MCC of any due diligence activity nor independent audit on the accounts of the Companies, nor the check of the existence of any fiscal, contractual and social securities liabilities or related to environmental issues not reported in the balance sheets of the Companies (Telecom Italia and TIM balance sheets are audited by Reconta Ernst & Young S.p.A.);

7.	MCC relied upon and assumed, without independent analysis, the truthfulness, accuracy and completeness of the information and the financial data provided by Telecom Italia. MCC relied upon all specific information as received; therefore, MCC declines any liability should the collected and analyzed data be affected by the lack of completeness or truthfulness of such information.

This Opinion is also based on:

•	MCC’s understanding of the information provided by Telecom Italia, as well as its representatives and advisers, to date;

•	the assumption that the Transaction will be carried out within the expected terms, conditions and time frame.

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In the execution of the engagement, MCC has collected and analyzed information and other documentation provided by Telecom Italia and certain publicly available data.

•	Telecom Italia and TIM corporate bylaws;

•	Telecom Italia, TIM and Telecom Italia Media S.p.A. consolidated and statutory accounts, for the year 2003;

•	Telecom Italia, TIM and Telecom Italia Media S.p.A. half-yearly and quarterly reports as of as June 30, 2004 and September 30, 2004;

•	an updated version of the updated Group Business Plan of Telecom Italia (the Group Business Plan was approved in March, 2004): “2005-2007 Plan – Preliminary 03/12/2004”. The Telecom Italia BoD has not approved yet the “2005-2007 Plan – Preliminary 03/12/2004”. MCC received an updated version of the Business Plan on December 3, 2004;

•	Standard & Poor’s and Moody’s letters addressed to Telecom Italia respectively on December 2, 2004 and December 3, 2004;

•	publicly available information such as press releases, financial research and analysis published by brokers and investment banks;

•	market information (share price performance, volumes, estimates on revenues, margins, net income etc.), collected through publicly available sources such as Reuters, Bloomberg, Thomson Research, Il Sole-24 Ore;

•	other data, written and oral information / documents supplied by Telecom Italia and its management.

This Opinion is based on economic, market and other conditions as of the date hereof, and the written and oral information made available to MCC until December 6, 2004. Subsequent developments may affect the conclusions of this Opinion and, in addition, MCC has no obligation to update, revise, or modify this Opinion.

In addition, MCC expressed no opinion as to the price at which any securities of Telecom Italia and TIM would trade on the stock market at any time. Other events occurred after the date hereof may affect the value of the business of Telecom Italia and/or TIM either before or after completion of the PTO and/or the Merger, including but not limited to:

•	the total or partial disposal of the shares of Telecom Italia or TIM by their respective shareholders within a short period of time after the date of announcement or completion of the PTO or the Merger;

•	changes in prevailing interest rates and other factors which generally affect the price of securities;

•	adverse changes in the current capital markets;

•	adverse changes in the financial condition, the business, certain extraordinary transactions of Telecom Italia or TIM;

•	any actions taken or restrictions imposed by any State or governmental agencies or regulatory authorities; and

•	the execution of the Transaction in accordance with the expected terms and within the expected time frame.

No opinion is expressed by MCC whether any alternative transaction might have been more beneficial to Telecom Italia.

MCC acted as financial advisor to Telecom Italia with respect to the Transaction. MCC will receive a fee from Telecom Italia for the services provided, as well as an additional fee for the services provided as Mandated Lead Arranger in relation to the Financing.

4.	Valuation Methodologies

MCC selected commonly used criteria for transactions of a similar nature in an international context and for companies operating in the telecommunication sector, and in connection with the purposes of the valuation. In particular, MCC gave priority to the consistency and comparability of the criteria adopted. The main driver for valuations, as far as mergers are concerned, is the adoption of the same valuation criteria for the companies involved in the merger. The above mentioned driver foresees the selection of the most appropriate criteria for the companies being valued aimed at providing valuations which can be comparable for the calculation of the Exchange Ratios.

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The methodologies adopted should be considered part of an integrated valuation process. Each methodology leads to results that should be interpreted in connection with the overall process. Results arising from one methodology might prove to be misleading.

The conclusions of the valuations might be affected by changes in the current capital market conditions, extremely volatile, changes in the economic and financial environment, and/or in the outlook of Telecom Italia, TIM or the comparable companies. The aforementioned changes might significantly affect the results reported in this Opinion.

The Sum-of-the-Parts (or “SOP”) approach was used as the fundamental methodology and an additional methodology based on the average market values of Telecom Italia and TIM shares expressed by the stock market over different time periods was used as a further check.

In order to value the Telecom Italia and TIM saving shares, MCC took into account: (i) for Telecom Italia the last three months average discount over the ordinary shares, equal to 26,2%; (ii) a non-meaningful discount of TIM saving shares over TIM ordinary shares in the last month, resulting in the same per-share value for both category of shares.

4.1.	The Sum of the Parts

The SOP methodology assesses the value of a company operating in different and non-comparable business sectors.

On the basis of the SOP criterion, the value of Telecom Italia was determined as the sum of the values of the different business units.

In particular, within the SOP valuation of Telecom Italia, we performed the valuation of TIM shares fair value.

Telecom Italia Group–Valuation Methodologies of business units

•	Wireline Activities (fixed telephony, ADSL and VAS): Discounted Cash Flow (“DCF”) methodology.

•	Wireless Activities (TIM): Discounted Cash Flow (“DCF”) methodology.

•	Internet & Media Activities: SOP methodology (the main business units - Internet, broadcasting and business office - were valued with the DCF methodology and with the trading comps methodology).

•	Activities in Latin America: DCF methodology (Chile and Bolivia).

•	Other Activities: either market value, book value or market consensus.

4.2.	Market Value

Both Telecom Italia and TIM are listed companies with a significant market capitalization and a relevant free float: MCC performed an additional valuation based on the share prices traded on the stock market.

In particular, in order to mitigate the fluctuations that typically characterize the financial markets, and in compliance with the best market practice, MCC extended the analysis of the market prices over a sufficiently broad time period. The results obtained employing the Market Value methodology were compared with the current share market prices.

5.	Key Results

5.1. The Sum of the Parts

As already explained, a SOP approach was used as the main valuation methodology of the Telecom Italia Group.

In particular, the firm values of the main business units were calculated using the criteria indicated above. We then added up algebraically the estimated value of the consolidated net financial position of Telecom Italia as at December 31, 2004. The consolidated net financial position was adjusted for the minorities of the estimated consolidated net financial position of TIM as at December 31, 2004 and for the estimated consolidated net financial position of Telecom Italia Media S.p.A. as at December 31, 2004.

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The following table shows the lower and upper value for each Telecom Italia and TIM share identified by the SOP methodology.

Sum of the Parts – Telecom Italia Group and TIM

Telecom Italia	Lower End	Upper End
Ordinary share	€2,99	€3,44
Saving share	€2,21	€2,54

TIM	Lower End	Upper End
Ordinary share	€5,29	€5,84
Saving share	€5,29	€5,84

Source:	MCC.

The valuation performed using the SOP identifies a range of values consistent:

•	with the average market multiples of Telecom Italia and TIM comparable companies (in terms of business, market positioning and geographical presence);

•	with the DCF valuation of Telecom Italia and TIM based on the business plan prepared by MCC and compliant to the market analysts’ consensus;

•	with the analysis of the target prices expressed by research analysts.

5.2.	Market Values

In order to check the accuracy of the assessment of the Exchange Ratios determined using the SOP criterion, MCC also performed an additional check based on the average exchange ratios expressed by the stock market over different time periods.

Telecom Italia and TIM – Market Values

	3-dec-04	Last month	Last 3 months	Last 6 months	Last 12 months
Telecom Italia
Ordinary Shares	€2,97	€2,85	€2,65	€2,57	€2,55
Saving Shares	€2,18	€2,07	€1,95	€1,88	€1,84

TIM
Ordinary Shares	€5,19	€4,90	€4,62	€4,55	€4,56
Saving Shares	€5,37	€4,99	€4,60	€4,49	€4,48

Source:	MCC on DataStream data (“PZ” prices).

5.3.	Valuation Results

The following table shows the values for each Telecom Italia and TIM share identified using the different aforementioned methodologies.

Telecom Italia and TIM – Valuation Results

Sum of the Parts	Telecom Italia	TIM
Ordinary share	€2,99 - €3,44	€5,29 - €5,84
Saving share	€2,21 - €2,54	€ 5,29 -€5,84

Market Values	Telecom Italia	TIM
Ordinary share	€2,55 - €2,97	€4,55 - €5,19
Saving share	€1,84 - €2,18	€4,48 - €5,37

Source:	MCC.

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6.	Conclusions

The following table shows the Exchange Ratios resulting from the analyses described in this Opinion.

The Exchange Ratios “ex-dividend” include the adjustments for the dividend payment accrued in 2004 and expected for the month of May 2005. We assumed a dividend per Telecom Italia ordinary share equal to € 0,1041 and per TIM ordinary share equal to € 0,2567 and dividend per Telecom Italia saving share equal to € 0,1151 and per TIM saving share equal to € 0,2687.

Telecom Italia Group – Exchange Ratios

	Sum of the Parts		Market Values
	Lower End	Upper End	Lower End(1)	Upper End(2)
Exchange Ratios cum dividend
Ordinary Shares	1,70	1,77	1,72	1,78
Saving Shares	2,30	2,40	2,36	2,46

Exchange Ratios ex dividend
Ordinary Shares	1,67	1,74	1,69	1,75
Saving Shares	2,30	2,40	2,36	2,47

(1)	Minimum implied Exchange Ratio on market values over the analized time periods.

(2)	Minimum implied Exchange Ratio on market values over the analized time periods.

Based on and subject to the analyses described and the main methodologies used, MCC believes that the Exchange Ratios illustrated below are fair from a financial point of view to the Telecom Italia shareholders:

•	1,73 Telecom Italia ordinary shares for each TIM ordinary shares; and

•	2,36 Telecom Italia saving shares for each TIM saving shares.

The Exchange Ratios shown above fall within the ranges identified by MCC.

Piergiorgio Peluso
MCC S.p.A.

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ANNEX X (b)

ORIGINAL DOCUMENT ISSUED ON MCC HEADED PAPER. TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

Rome, January 23, 2005

To:

Telecom Italia S.p.A.

Piazza degli Affari, 2

20123 – Milano

Attn:

Dott. Marco Tronchetti Provera, Chairman

Dear Sirs,

we refer to our fairness opinion dated December 7, 2004 with respect to the exchange ratio concerning the merger of TIM S.p.A. into Telecom Italia S.p.A (the “Fairness Opinion”). The Fairness Opinion was provided pursuant to our engagement letter dated December 7, 2004.

We hereby refer to your letter dated January 21, 2004 in which you informed us that, from December 7, 2004 to the date hereof, no event affected or could affect in any material respect any of the documents, information, data, projections or assumptions referred to in the Fairness Opinion or the economic-financial condition, the business, the assets or liabilities or prospects of Telecom Italia S.p.A., or its subsidiaries, TIM S.p.A. or its subsidiaries.

We hereby confirm that, to our knowledge,—taking into account the same criteria as well as the same assumptions identified in the Fairness Opinion – no material event occurred since the date of the Fairness Opinion that would lead us to change the conclusions stated in the Fairness Opinion itself, as of the date hereof.

Please note that this confirmation does not take into account the market share prices of either Telecom Italia S.p.A. or TIM S.p.A. subsequent to the announcement of the merger between these two companies.

Best regards,

Piergiorgio Peluso
MCC S.p.A.

ANNEX X (c)

ENGLISH TRANSLATION OF THE DESCRIPTION OF THE ANALYSES PERFORMED BY MCC AS FINANCIAL ADVISOR TO TELECOM ITALIA IN CONNECTION WITH THE FAIRNESS OPINION DATED DECEMBER 7, 2004. TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

MCC S.p.A. – Capitalia Gruppo Bancario (“MCC”) was appointed by Telecom Italia S.p.A. (“Telecom Italia”, and, together with its subsidiary and affiliated companies, “Telecom Italia Group” or the “Group”) as financial advisor in connection with the merger of TIM S.p.A. (“TIM” and, together with Telecom Italia, the “Companies”) into Telecom Italia (the “Merger”) and, more broadly, with the restructuring of the Telecom Italia Group (the “Transaction”), including, but not limited to, the Public Tender Offer by Telecom Italia on n. 2.456.534.241 ordinary shares and n. 132.069.163 saving shares of TIM (the “PTO”) and the Merger itself.

In choosing MCC as financial advisor, Telecom Italia took into account MCC’s knowledge of the Telecom Italia Group and its business, and MCC’s high standing and strong expertise in transactions similar to the Transaction. MCC, as part of its investment banking business, is often involved in the valuation of corporates and their stocks with respect to mergers and acquisitions, stocks subscriptions, secondary offerings of listed and non listed stocks, private placements and other valuations.

MCC presented an assessment (the “Fairness Opinion”) during the Telecom Italia Board of Directors of December 7, 2004, which examined the Transaction. The Fairness Opinion provided to the Board of Directors of Telecom Italia (the “BoD”) an opinion, from a financial standpoint, as to the fairness to Telecom Italia’s shareholders of the following exchange ratios in connection with the Merger: 1,73 Telecom Italia ordinary shares for each TIM ordinary share and 2,36 Telecom Italia saving shares for each TIM saving share.

On January 23, 2005, MCC confirmed in written form, through a confirmation letter (the “Confirmation Letter”) addressed to the BoD that no material event occurred since the date of the Fairness Opinion that would lead MCC to change the conclusions stated in the Fairness Opinion itself, as of the date thereof. The Confirmation Letter was based on MCC’s knowledge, taking into account the same criteria as well as the same assumptions identified in the Fairness Opinion. In releasing such confirmation, MCC did not take into account the share market prices of either Telecom Italia or TIM subsequent to the announcement of the Transaction.

The Fairness Opinion delivered by MCC on December 7, 2004, and the Confirmation Letter delivered by MCC on January 23, 2005, (the “Opinions”), both addressed to the BoD, only assessed the fairness to Telecom Italia, from a financial standpoint, of the exchange ratios established by Telecom Italia and TIM Boards of Directors in connection with the Merger. MCC released the Opinions in order to inform and support the BoD with respect to its valuation of the Merger.

This document, which summarises the content of the Opinions, is delivered only for information purposes. Consequently, neither this document nor the Opinions can be considered as a recommendation to Telecom Italia or TIM shareholders to undertake any kind of action with respect to the Transaction. The Opinions are not intended to influence the decisions of either Telecom Italia or TIM Board of Directors in connection with the Transaction. Moreover, the Opinions did not examine the possibility that alternative deals could prove to be more beneficial, from an economic and/or financial point of view, to the Telecom Italia Group after the Merger. MCC declines any direct or indirect liability for potential damages caused by an incorrect use of the information contained in this document.

The Fairness Opinion delivered by MCC on December 7, 2004, and the Confirmation Letter delivered by MCC on January 23, 2005, are attached in Appendix x (a) and Appendix x (b) of the Merger-related documentation and form an integral part hereof. The Fairness Opinion summarizes the assumptions made, the methods used, the problems faced, the documents examined and the main limitations in connection with the analyses performed by MCC. We invite the recipients of this document to carefully examine the Opinions in their entirety.

During the analyses performed in order to release the Fairness Opinion of December 7, 2004, MCC, inter alia:

•	examined the documentation on the Transaction;

•	examined financial data, public and other information delivered to MCC by Telecom Italia, including financial analyses, budgets and business forecasts of Telecom Italia and TIM performed by the Companies’ management teams. In particular, MCC examined an updated version of the Business Plan of the Group, approved in March 2004 (“2005-2007 Plan Preliminary 03/12/2004”);

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•	interviewed Telecom Italia and TIM senior management members, representatives and consultants;

•	examined historical market price performance and market trend of Telecom Italia and TIM stocks;

•	examined brokers’ notes; and

•	performed other analyses and research.

In preparing the Opinions, MCC assumed as correct and complete all the information examined and did not perform any independent check of such information. As per the financial and operating forecasts provided by the Companies, MCC considered those forecasts as reasonable and based on the best estimates available to the Telecom Italia and TIM management teams at the date thereof.

MCC did not perform any independent valuation or survey on the assets and liabilities of the Companies or their subsidiary companies, nor MCC made any inspection of their assets. As per the projections provided to MCC, MCC understands that projections are always subject to some uncertainty. Although projections represent only one driver which MCC took into account in its Opinions, substantial changes in projections could impact the conclusions drawn by MCC.

MCC’s Opinions are based on economic, industrial, legislative, political and market conditions and on other existing conditions at the date of the Opinions. As far as the Fairness Opinion delivered on December 7, 2004 is concerned, Telecom Italia and TIM market prices were as well considered. Some of these conditions are out of the control of the Companies and are subject to sudden and unpredictable changes, which could impact the conclusions drawn by MCC. MCC did not carry out any independent audit on legal aspects of Telecom Italia and TIM and assumed the fairness of every legal, fiscal and accounting opinion given to Telecom Italia and TIM and to their Boards of Directors including, for example, the opinions on legal, fiscal and accounting impact of the Transaction on Telecom Italia, TIM and their shareholders and bondholders. MCC assumed that the Merger and the Transaction will be accomplished within the terms agreed.

The following paragraphs show the main financial analyses performed by MCC in connection with the Fairness Opinion dated December 7, 2004. Such summary is not a complete description of the analyses performed by MCC. A fairness opinion is a complex process and cannot be easily summarized. The flow of the described analyses and the corresponding results do not necessarily reflect their relative weight assumed by MCC. The selection of parts of this summary without taking into account the whole analysis might provide a misleading view of the underlying assumptions and opinions developed by MCC. MCC analyses are not necessarily indicative for either the actual values or the forecasted results, which could be very different from the ones resulting from the analyses themselves. Moreover, the analysis on the assets value does not intend to either provide values likely to be reflected within a transaction or to reflect current or forward market valuations or trends on the stock exchange. MCC, through the Opinions, expressed no judgment as to the market price of Telecom Italia ordinary and saving shares both before and upon completion of the Merger. Although MCC analyzed (i) the right of withdraw for the holders of TIM saving shares, (ii) the PTO and (iii) the financing related to the PTO when analysing the general terms of the Transaction, MCC expressed no opinion on the likelihood that the holders of TIM saving shares take up their right of withdraw nor on the number of TIM shareholders accepting the PTO.

MCC used the results of its analyses for no purposes other than the estimate of the fairness for Telecom Italia of the exchange ratios in connection with the Merger: therefore, those values should not be used for any other purpose. In accordance with the investment banking best market practice, MCC applied commonly-used valuation methods when performing the analyses related to the Fairness Opinion. In particular, when evaluating the exchange ratios of the Merger, MCC focused on relative valuations of Telecom Italia and TIM, giving priority to the consistency and the comparability of the adopted criteria in respect to the value of such companies. MCC considered the two companies as separate entities without taking into account either the strategic, operating and financial synergies, which could result from the Merger, or majority premia and minority discounts.

The valuation reported in the Fairness Opinion refers to January 1, 2005.

MCC adopted, as the main method, (i) the “sum-of-the-parts” in connection with Telecom Italia and (ii) the discounted cash flow analysis of Telecom Italia’s Wireless business in connection with TIM. MCC compared the main valuation results with Telecom Italia and TIM market values in different time periods.

Valuation of Telecom Italia. MCC valued the main business units of Telecom Italia by adopting, as the main methodology, the discounted cash flow analysis, in connection with a “sum-of-the-parts” approach. The smaller-sized business units of Telecom Italia were valued through their market capitalization, if listed on regulated

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markets, or with different other criteria depending on the nature of the business, including the trading multiples methodology and book values. Moreover, MCC compared the results of the valuations described above with the corresponding values coming from the market consensus, when available.

MCC discounted cash flow analysis is based on estimated cash flows and other information provided by Telecom Italia for the years 2005 - 2007. The weighted average cost of capital (WACC) was calculated according to the market conditions and to the more appropriate capital structure within the different business units.

The growth rates assumed by MCC for the terminal values are consistent with the main market benchmarks.

The following paragraphs summarize the main hypothesis behind the valuation of the different main business units. The valuation addresses the Firm Value of each business unit: to the sum of the different Firm Values, we then added the consolidated net debt, as better explained below.

•	Wireline Business: terminal value growth rate equal to 0,50% and WACC equal to 8,64%.

•	Wireless Business: terminal value growth rate equal to 2,00% and WACC equal to 8,67%.

•	Telecom Italia Media: (i) terminal value growth rate equal to 1,75% and WACC equal to 11,01% (Internet Business); (ii) terminal value growth rate equal to 1,00% and WACC equal to 8,88% (Office Products Business); (iii) EV/2004E Sales multiple equal to 2,05x (Broadcasting Business).

•	Business in Latin America: (i) terminal value growth rate equal to 2,00% and WACC of 9,29% (Chile); (ii) terminal value growth rate equal to 2,00% and WACC of 16,54% (Bolivia).

As a further analysis, MCC compared the results of the discounted cash flow analysis with (i) the results of the trading multiples methodology of the main comparable companies, and with (ii) the brokers’ market consensus, when available.

We then added the consolidated net debt as of December 31, 2004 to the sum of the business units’ values, determined with the methods described above. The consolidated net debt was adjusted to take into account proportionate net debt effects and minority interests, when relevant, and the net value of other adjustments, which include the value of some off-balance sheet items. We also took into account the pro-forma effect (i) of the conversion of the “Telecom Italia 1,5% 2001-2010 convertible with premium at the redemption” and (ii) of the exercise of stock options “in-the-money” as of December 7, 2004, consistent with the fully-diluted methodology.

The number of shares considered in the calculation of Telecom Italia ordinary and saving shares value takes into account (i) the conversion of the “Telecom Italia 1,5% 2001-2010 convertible with premium at the redemption” and (ii) the exercise of “in-the-money” stock options as of December 7, 2004, consistent with the fully-diluted methodology. Telecom Italia share value was calculated by dividing Telecom Italia equity value by the number of outstanding shares net of the treasury shares.

The following table shows the lowest, middle and highest values per Telecom Italia ordinary share, resulting from the “sum-of-the-parts” analysis, before adjustment for the payment of the 2004-related expected dividend to be paid in April 2005.

	Minimum	Medium	Maximum
Value per Telecom Italia ordinary share (€)	2,99	3,21	3,44

MCC compared the results of the “sum-of-the-parts”, before adjustment for the payment of the 2004-related expected dividend to be paid in April 2005 with the target prices published by the brokers before December 7, 2004. Those target prices per Telecom Italia ordinary share show a range of values consistent with the results of the “sum-of-the-parts”.

The following table shows the lowest, middle and highest values per Telecom Italia ordinary share, resulting from the “sum-of-the-parts”, adjusted to take into account the payment of the 2004-related expected dividend to be paid in April 2005 (assumed equal to € 0,1041 per share, consistent with the 2003-related dividend paid out in 2004).

MCC performed such an adjustment in order to grant an equal treatment to both Telecom Italia and TIM shareholders since the Merger will occur after the payment of 2004-related dividend.

	Minimum	Medium	Maximum
Value per Telecom Italia ordinary share (€)	2,89	3,10	3,34

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The following table shows the lowest, middle and highest values per Telecom Italia saving share resulting by discounting Telecom Italia ordinary shares with the average market discount rate of the last 3 months before the public announcement of the Transaction, equal to approx. 26,2%. Such discount is consistent with the discount rate of the last day of trading before the announcement of the Transaction, on December 3, 2004. The discount applied is also consistent with the average market discount rate of the latest 1, 6 and 9 months.

	Minimum	Medium	Maximum
Value per Telecom Italia saving share (€)	2,21	2,37	2,54

The following table shows the lowest, middle and highest values per Telecom Italia saving share, adjusted to take into account the payment of the 2004-related expected dividend to be paid in April 2005 (assumed equal to € 0,1151 per share, consistent with the 2003-related dividend paid out in 2004).

	Minimum	Medium	Maximum
Value per Telecom Italia saving share (€)	2,09	2,25	2,43

Valuation of TIM. MCC valued TIM by adopting, as the main methodology, the discounted cash flow analysis on Telecom Italia Wireless business (growth rate for the terminal value equal to 2,00% and WACC equal to 8,67%). The smaller-sized business units of TIM were valued through their market capitalization, if listed on regulated markets, or with different other criteria depending on the nature of the business, including the trading multiples methodology and book values. Moreover, MCC compared the results of the valuations described above with the corresponding values coming from the market consensus, when available.

MCC discounted cash flow analysis is based on estimated cash flows and other information provided by Telecom Italia for the years 2005 - 2007. The weighted average cost of capital (WACC) was calculated according to the market conditions and to the more appropriate capital structure within the different business units.

The growth rates assumed by MCC for the terminal values are consistent with the main market benchmarks.

As a further analysis, MCC compared the results of the discounted cash flow analysis with (i) the results of the trading multiples methodology of the main comparable companies, and with (ii) the brokers’ market consensus, when available.

The results of the analysis described above were adjusted to take into account the net debt as of December 31, 2004 and, if relevant, the net value of other adjustments.

The following table shows the lowest, middle and highest values per TIM ordinary share, resulting from the fundamental analysis, before adjusting for the payment of the 2004-related dividend to be paid in April, 2005.

	Minimum	Medium	Maximum
Value per TIM ordinary share (€)	5,29	5,55	5,84

MCC compared the results of the fundamental analysis, before adjusting for the payment of the dividend, with the target prices released by the brokers before December 7, 2004. The target prices per TIM ordinary share show a range of values consistent with the results of the discounted cash flow analysis.

The following table shows the lowest, middle and highest values per TIM ordinary share, resulting from the fundamental analysis, adjusted to take into account the payment of the 2004-related expected dividend to be paid in April 2005 (assumed equal to € 0,2567 per share, consistent with the 2003-related dividend paid out in 2004).

	Minimum	Medium	Maximum
Value per TIM ordinary share (€)	5,04	5,29	5,58

The lowest, middle and highest values per TIM saving share were assumed equal to ordinary shares values, consistent with the market trend of the two classes of shares.

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The following table shows the lowest, middle and highest values per TIM saving share adjusted to take into account the payment of the 2004-related expected dividend to be paid in April 2005 (assumed equal to € 0,2687 per share, consistent with the 2003-related dividend paid out in 2004).

	Minimum	Medium	Maximum
Value per TIM saving share (€)	5,03	5,28	5,57

Exchange ratio analysis. MCC compared the results of its analyses, adjusted to take into account the payment of the expected dividend, to calculate the Merger-related exchange ratios, as showed in the following table.

	Minimum	Medium	Maximum
TIM ordinary share for Telecom Italia ordinary share (€)	1,67	1,71	1,74
TIM saving share for Telecom Italia saving share (€)	2,30	2,35	2,40

Moreover, MCC compared the Merger exchange ratios showed above, with the exchange ratios resulting from the historical market prices of ordinary and saving shares of the Companies within fixed periods before the public announcement of the Merger, adjusted to take into account the payment of the expected dividend.

	3/12/04	1 month average up to 3/12	3 months average up to 3/12	6 months average up to 3/12	12 months average up to 3/12
TIM ordinary share for Telecom Italia ordinary share (€)	1,72	1,69	1,71	1,74	1,75
TIM saving share for Telecom Italia saving share (€)	2,47	2,41	2,36	2,39	2,44

MCC will receive by Telecom Italia fees for an overall amount up to € 30 mln, upon completion of the Merger, in connection with: (i) the advisory activities carried out as financial advisor to Telecom Italia in connection with the Transaction; (ii) the activities related to the role of mandated lead arranger for the financing facility up to € 12,0 billion granted in relation to the Transaction; (iii) the activities related to the role of lead broker and mandated broker in connection with the PTO. Telecom Italia has further agreed to reimburse MCC for the reasonable expenses incurred in relation to the services rendered by it, included invoices or other amounts in favour of the external consultants, and to indemnify and hold harmless MCC from certain liabilities.

Relationships between Telecom Italia Group and MCC/Capitalia Group. MCC belongs to Capitalia Banking Group (the “Capitalia Banking Group”). The Capitalia Banking Group is a full-service banking group carrying out banking activities and investment services, also providing, through the companies belonging to the Group, M&A advisory services, securities brokerage and other related financial and investment services, including management of collective investment schemes. Therefore, MCC and/or the other companies belonging to the Capitalia Banking Group may hold participations in, and/or positions in financial instruments issued by, Telecom Italia, TIM or other companies of the Telecom Italia Group. Furthemore, MCC and/or the other companies of the Capitalia Banking Group may have granted loans, or provide, have provided or be seeking to provide to Telecom Italia, TIM and/or other companies belonging to the Telecom Italia Group, its investment and/or M&A advisory services. In particular, MCC has acted as financial advisor of Telecom Italia in connection with the Merger and the PTO and as coordinator of the collection of the acceptances to the PTO.

Telecom Italia is one of MCC shareholders with a stake equal to 3%.

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ANNEX XI (a)

PERSONAL AND CONFIDENTIAL

January 23, 2005

Board of Directors

Telecom Italia S.p.A.

Corso Italia, 41

00198 Roma

Italy

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Telecom Italia S.p.A. (the “Company”) of the exchange ratios (the “Exchange Ratios”) of one point seventy three (1.73) ordinary shares, par value Euro 0.55 per share, of the Company (the “Company Ordinary Shares”), and two point thirty six (2.36) savings shares, par value Euro 0.55 per share, of the Company (the “Company Savings Shares”) to be received for each outstanding ordinary share, par value Euro 0.06 per share, and savings share, par value Euro 0.06 per share, of Telecom Italia Mobile S.p.A. (“TIM”) (in each case excluding shares already owned by the Company) (the “TIM Ordinary Shares” and the “TIM Savings Shares”, respectively, and, together, the “Shares”) in connection with the potential merger by incorporation (“Fusione per Incorporazione”) of TIM into the Company (the “Merger”) pursuant to the merger plan and the board report (“Progetto di Fusione” and “Relazione degli Amministratori”, together the “Merger Documents”) approved by you on the date hereof and as previously announced by you on December 7, 2004. The Merger follows a tender offer (the “Tender Offer”, together with the Merger, the “Transaction”) made by the Company for up to 2,456,534,241 TIM Ordinary Shares, representing up to 29% of TIM’s outstanding ordinary share capital, and for up to 132,069,163 TIM Savings Shares, representing all of TIM’s outstanding savings shares (excluding shares already owned by the Company), pursuant to which the Company will pay Euro 5.6 in cash for each TIM Ordinary Share accepted and Euro 5.6 in cash for each TIM Savings Share accepted. The Tender Offer was announced by you on December 7, 2004 as part of the Transaction and the offer period closed on January 21, 2005. As a result of the Tender Offer the Company will acquire 2,456,534,241 TIM Ordinary Shares and 8,454,877 TIM Savings Shares.

Goldman Sachs International and its affiliates (together, “Goldman Sachs”), as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by the Company to undertake a study to enable us to render our opinion as to the fairness from a financial point of view of the financial consideration to be paid by the Company in connection with the acquisition of the TIM Ordinary Shares and the TIM Savings Shares pursuant to the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with the merger with Olivetti in 2003 and in connection with the separation of the Italtel joint venture in 1999 and the subsequent sale of an 80% interest in Italtel S.p.A. in 2000, as joint bookrunner with respect to an offering of the Company’s $1,250,000,000 4% Guaranteed Senior Notes due 2010, $1,250,000,000 4.95% Guaranteed Senior Notes due 2014, and $1,000,000,000 6% Guaranteed Senior Notes due 2034 in September 2004, and as counterparty to certain derivatives and financing transactions. We also have provided certain investment banking services to TIM from time to time, including having acted as financial advisor in connection with the restructuring of its Brazilian subsidiaries in 2004. We also may provide investment banking services to the Company and TIM in the future. In connection with the above-described services we have received, and may receive in the future, compensation.

Goldman Sachs is a full service securities firm engaged in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may provide such services to the Company, TIM and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and TIM for its own account and for the accounts of its customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, (i) drafts of the Merger Documents dated January 19, 2005; (ii) the Annual Report on Form 20-F and the Italian Annual Report of the Company for the year ended December 31, 2003 and the Annual Reports of TIM for the years ended 31 December 2001, 2002 and

Board of Directors

Telecom Italia S.p.A.

January 23, 2005

Page Two

2003; (iii) the Interim Financial Statements of the Company and of TIM for the six months ended 30 June 2004; (iv) the Quarterly Financial Statements of the Company and of TIM for the three month periods ended 30 March 2004 and 30 September 2004; (v) certain internal financial analyses and forecasts of the Company and certain of its subsidiaries, including TIM, prepared and approved for use in this opinion by the Company’s management; (vi) the Company letter dated January 21, 2005 relating to the absence of certain changes since December 7, 2004 and to certain other matters; (vii) the offer document (“Documento di offerta”) dated January 2005 relating to the Tender Offer; (viii) the Information Memorandum and the Documento Informativo relating to the merger between Olivetti S.p.A. (“Olivetti”) and the Company, dated May 2003, and (ix) Standard & Poor’s and Moody’s rating assessments and press releases in connection with the Transaction. We also have held limited discussions with certain members of the senior management of the Company and of TIM as well as with TIM’s advisors and representatives regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and of TIM, including the expected credit rating and the expected dividend policy of the combined company subsequent to the proposed transaction. In addition, we have reviewed the reported price and trading activity for TIM Ordinary Shares and TIM Savings Shares and for the Company Ordinary Shares and the Company Savings Shares, compared certain financial and stock market information for TIM and the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and minority buy-out transactions in the telecommunications industry specifically and in other industries generally in Italy and elsewhere and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Company’s and TIM’s management that such financial forecasts and other information and data were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and of TIM, and we express no opinion with respect to such financial forecasts or other information and data or the assumptions on which they are based. In that regard, we have assumed with your consent that such financial forecasts will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or TIM or any of their respective subsidiaries.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor the relative merits of the Transaction as compared to any alternative business transaction that might be available to the Company. We also express no opinion as to the prices at which the Company Ordinary Shares and the Company Savings Shares will trade at any time. Our opinion is necessarily based upon information available to us and financial, economic, political, market and other conditions as they exist and can be evaluated on the date hereof, and we assume no duty to update or revise our opinion based on circumstances or events after the date hereof.

Our advisory services and the opinion expressed herein are provided exclusively for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a “perizia” within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a “relazione di stima” within the meaning of that statute, nor a recommendation as to how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratios are fair from a financial point of view to the Company.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:	Managing Director

ANNEX XI (b)

Summary description of the analyses carried out by Goldman Sachs International, as Telecom Italia’s financial advisor, with reference to its Fairness Opinion

On December 7, 2004, Goldman Sachs International delivered an oral opinion to the board of directors of Telecom Italia, subsequently confirmed by delivery of a written opinion, dated December 7, 2004, to the effect that, as of that date and subject to the matters and assumptions set forth in the opinions, the tender offer price of €5.6 per ordinary and savings share of Telecom Italia Mobile and the proposed exchange ratios of 1.73 ordinary shares of Telecom Italia to one ordinary share of Telecom Italia Mobile and 2.36 savings shares of Telecom Italia to one savings share of Telecom Italia Mobile, respectively, were fair from a financial point of view to Telecom Italia.

The opinion on the proposed exchange ratios was reconfirmed after the conclusion of the partial tender offer by a subsequent written opinion, dated January 23, 2005, to the effect that, as of that date and subject to the matters and assumptions set forth in the opinions, the exchange ratios of 1.73 ordinary shares of Telecom Italia to one ordinary share of Telecom Italia Mobile and 2.36 savings shares of Telecom Italia to one savings share of Telecom Italia Mobile, respectively, were fair from a financial point of view to Telecom Italia.

The full text of the written opinion of Goldman Sachs International, dated as of January 23, 2005, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs International in connection with the opinion, is attached as Annex XI (a) and is incorporated by reference into this document. Holders of Telecom Italia ordinary shares and savings shares should read the opinion in its entirety.

In connection with its January 23, 2005 opinion, Goldman Sachs International reviewed, among other things:

•	drafts of the Merger Documents (“Progetto di Fusione” and “Relazione degli Amministratori”) dated January 19, 2005;

•	the Annual Report on Form 20-F and the Italian Annual Report of Telecom Italia for the year ended December 31, 2003 and the Annual Reports of Telecom Italia Mobile for the years ended 31 December 2001, 2002 and 2003;

•	the Interim Financial Statements of Telecom Italia and of Telecom Italia Mobile for the six months ended 30 June 2004;

•	the Quarterly Financial Statements of Telecom Italia and of Telecom Italia Mobile for the three month periods ended 30 March 2004 and 30 September 2004;

•	certain internal financial analyses and forecasts of Telecom Italia and certain of its subsidiaries, including Telecom Italia Mobile, prepared and approved for use in this opinion by Telecom Italia’s management;

•	Telecom Italia letter dated January 21, 2005 relating to the absence of certain changes since December 7, 2004 and to certain other matters;

•	the offer document (“Documento di Offerta”) dated January 2005 relating to the partial tender offer;

•	the Information Memorandum and the Documento Informativo relating to the merger between Olivetti S.p.A. (“Olivetti”) and Telecom Italia, dated May 2003, and

•	Standard & Poor’s and Moody’s rating assessments and press releases in connection with the proposed transaction.

Goldman Sachs International also held limited discussions with certain members of the senior management of Telecom Italia and of Telecom Italia Mobile as well as with Telecom Italia Mobile’s advisors and representatives regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Telecom Italia and of Telecom Italia Mobile, including the expected credit rating and the expected dividend policy of the combined company subsequent to the proposed transaction. Goldman Sachs International did not participate in any of the negotiations leading up to the partial tender offer and merger. In addition, Goldman Sachs International:

•	reviewed the reported price and trading activity for Telecom Italia Mobile Ordinary Shares and Telecom Italia Mobile Savings Shares and for Telecom Italia Ordinary Shares and Telecom Italia Savings Shares;

•	compared certain financial and stock market information for Telecom Italia Mobile and Telecom Italia with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combinations and minority buy-out transactions in the telecommunications industry specifically and in other industries generally in Italy and elsewhere, and

•	performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs International relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, tax and other information that was discussed with or reviewed by it, and Goldman Sachs International assumed the accuracy and completeness of that information for purposes of rendering its opinion. The managements of each of Telecom Italia and Telecom Italia Mobile advised Goldman Sachs International that the financial forecasts and other information and data provided to or otherwise discussed with Goldman Sachs International were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Telecom Italia and Telecom Italia Mobile, and Goldman Sachs International expressed no opinion with respect to such financial forecasts or other information and data or the assumptions on which they were based. In that regard, Goldman Sachs International has assumed with Telecom Italia’s consent that such financial forecasts will be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs International has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Telecom Italia or Telecom Italia Mobile or any of their respective subsidiaries.

Goldman Sachs International provided its advisory services and opinion exclusively for the information and assistance of the board of directors of Telecom Italia in connection with its consideration of the partial tender offer and merger and Goldman Sachs International’s opinion does not constitute a “perizia” within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a “relazione di stima” within the meaning of that statute. Goldman Sachs International’s opinion does not constitute a recommendation as to how any holder of Telecom Italia shares should vote with respect to the merger.

Goldman Sachs International’s opinion was necessarily based upon information available to it and financial, economic, political, market and other conditions as they existed and could be evaluated on January 23, 2005, the date the opinion was rendered, and Goldman Sachs International assumed no duty to update or revise its opinion based on circumstances or events after that date. Goldman Sachs International’s opinion does not address the underlying business decision of Telecom Italia to engage in the partial tender offer and merger nor the relative merits of these transactions as compared to any alternative business transaction that might have been available to Telecom Italia. Goldman Sachs International also expressed no opinion as to the prices at which Telecom Italia ordinary shares and savings shares will trade at any time.

The following is a summary of the material financial analyses presented by Goldman Sachs International to the board of directors of Telecom Italia on December 7, 2004 in connection with the rendering of its December 7, 2004 opinion, which analyses, as updated, Goldman Sachs International also relied upon in connection with the rendering of its January 23, 2005 opinion. The following summary does not purport to be a complete description of the analyses performed by Goldman Sachs International. The order of the analyses described, and the results of those analyses, do not represent the relative importance or weight given to the analyses by Goldman Sachs International.

The following summary includes information presented in tabular format. You should read these tables together with the text of each summary.

In connection with these analyses, Goldman Sachs International used two main valuation methodologies: a sum of the parts analysis and a market exchange ratio analysis. In performing these analyses, Goldman Sachs International believed it was appropriate to apply uniform and comparable valuation methodologies. Therefore, when performing a market value methodology, Goldman Sachs International used the respective market prices of Telecom Italia and Telecom Italia Mobile shares. In performing the sum of the parts analysis, Goldman Sachs International analyzed the various Telecom Italia Mobile assets utilizing primarily a discounted cash flow methodology; and the resulting value for Telecom Italia Mobile from the application of that methodology was used for the Telecom Italia sum of the parts analysis. Goldman Sachs International did not use the market price of Telecom Italia Mobile shares in the sum of the parts analysis of Telecom Italia because the use of a market value methodology in this instance would not have been consistent with the valuation methodology performed with respect to Telecom Italia Mobile.

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Discounted Cash Flow Analysis of Telecom Italia Mobile. Goldman Sachs International computed for Telecom Italia Mobile an implied equity value and an implied ordinary share and savings share price using a discounted cash flow methodology based on

•	management projections of future operating cash flows for the years 2005 through 2007;

•	discount rate of 8.8% based on the weighted average cost of capital; and,

•	terminal values determined on the basis of:

-	the net present value of future operating cash flows beyond 2007 (the “Perpetuity Growth Method”); and

-	multiples applied to the 2007 projected earnings before interest, taxes, depreciation and amortization, or EBITDA (the “Exit Multiple Method”).

Telecom Italia Mobile equity value is finally derived based on the carrying value of minorities and associates and the expected net debt as of December 31, 2004. The implied price of ordinary shares and savings shares of Telecom Italia reflects the dilutive impact of in-the-money convertible securities. Goldman Sachs International calculated the implied share price for savings shares and ordinary shares assuming a 0.2% discount of savings shares to ordinary shares, corresponding to the average discount of those shares over the three-month period prior to December 3, 2004. In performing this analysis Goldman Sachs International adjusted the resulting value per ordinary and savings share of Telecom Italia Mobile to take into account the expected dividend to be distributed in May 2005, as merger completion is expected by end of June 2005. Goldman Sachs International presented the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows:

Value range of Telecom Italia Mobile (Euro)
Implied Equity Value per Ordinary Share Price	5.07 - 5.60
Implied Equity Value per Savings Share Price	5.05 - 5.58

Sum of the Parts Analysis of Telecom Italia. Goldman Sachs International computed for Telecom Italia an implied total equity value and implied exchange ratios based on the value of the sum of the various business segments (valued as separate economic entities) less expected net debt as of December 31, 2004. The values of the main businesses were calculated using a discounted cash flow methodology based on:

•	management projections of future operating cash flows for the years 2005 through 2007;

•	discount rates ranging from 7.3% to 20.0% based on the weighted average cost of capital for each business; and,

•	terminal values determined on the basis of the Perpetuity Growth Method and the Exit Multiple Method.

For purposes of the Perpetuity Growth Method, Goldman Sachs International selected perpetual growth rates for each business based on growth rates estimated by research analysts for comparable businesses ranging from a low of (1.0)% to a high of 4.0%. For purposes of the Exit Multiple Method, Goldman Sachs International utilized EBITDA trading multiples ranging from 4.0x to 7.4x based on companies comparable to each of the businesses.

Telecom Italia’s other investments have been valued at carrying value or based on shareholders’ equity. Goldman Sachs International calculated the implied share price for savings shares and ordinary shares assuming a 26.3% discount of savings shares to ordinary shares, corresponding to the average discount of those shares over the three-month period prior to December 3, 2004. The implied equity value of Telecom Italia reflects the dilutive impact of in-the-money stock options and convertible bonds. In performing this analysis Goldman Sachs International adjusted the resulting value per ordinary and savings share of Telecom Italia to take into account the expected dividend to be distributed in May 2005, as merger completion is expected by end of June 2005. For purposes of its presentation, Goldman Sachs International used the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows as well as resulting exchange ratios:

Value range of Telecom Italia and Exchange Ratios (Euro)
Implied Total Equity Value Per Ordinary Share	2.82 – 3.43
Implied Ordinary Exchange Ratio	1.63x – 1.79x
Implied Total Equity Value Per Savings Share	2.04 – 2.49
Implied Exchange Ratio	2.24x – 2.47x

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Market Exchange Ratio Analysis. Goldman Sachs International analyzed the relative share prices for various periods ending December 3, 2004, including, for purposes of mitigating the impact of short-term market fluctuations, the twelve-month period ending December 3, 2004. Goldman Sachs International calculated the implied historical exchange ratios of Telecom Italia ordinary shares to Telecom Italia Mobile ordinary shares based on the simple average of ordinary share prices as reported as the official prices on Telematico, an automated screen trading system managed by Borsa Italiana, for the periods set forth below ending December 3, 2004. In performing this analysis, Goldman Sachs International adjusted the price of Telecom Italia ordinary and savings shares to take into account the expected dividend to be distributed in May 2005, as merger completion is expected by end of June 2005. Additionally, Goldman Sachs International took into account that both Telecom Italia and Telecom Italia Mobile ordinary and savings shares have significant market capitalization and liquidity. The results of this analysis were as follows:

Period	Implied Ordinary Exchange Ratio	Implied Savings Exchange Ratio
Three months ended December 3, 2004	1.71x	2.36x
Twelve months ended December 3, 2004	1.75x	2.44x

Review of Combined Entity Key Credit Ratios. Goldman Sachs International reviewed the estimated ratio of net debt to EBITDA 2005 for Telecom Italia/Telecom Italia Mobile as a combined entity on both a pre-merger and post-merger basis. Goldman Sachs International compared those ratios to similar ratios for selected companies consisting of BT Group, Deutsche Telekom, Telefónica and France Telecom. Goldman Sachs International’s review of these ratios for Telecom Italia/Telecom Italia Mobile were based on estimates provided by Telecom Italia management and, for the comparable companies, Goldman Sachs International public analyst estimates. This review indicated that, while the leverage of Telecom Italia/Telecom Italia Mobile will increase, this should not lead to a rating downgrade. Additionally, Goldman Sachs International was informed that, based on a preliminary assessment by Standard & Poor’s and Moody’s, Telecom Italia/Telecom Italia Mobile is expected to maintain a credit rating of BBB+ following the completion of the partial tender offer and merger.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs International’s opinion. In arriving at its fairness determination, Goldman Sachs International considered the results of all these analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Telecom Italia or Telecom Italia Mobile or the contemplated transactions.

The analyses were prepared solely for purposes of providing an opinion to the board of directors of Telecom Italia as to the fairness from a financial point of view to the holders of ordinary shares and savings shares of Telecom Italia of the exchange ratios to be received in connection with the merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Telecom Italia, Telecom Italia Mobile, Goldman Sachs International or any other person assumes responsibility if future results are materially different from those forecast. As described above, the financial analyses presented by Goldman Sachs International to the board of directors of Telecom Italia was one of many factors taken into consideration by the board of directors of Telecom Italia in making its determination to approve the merger.

Goldman Sachs International, as part of its investment banking business, is continually engaged in preparing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for estate, corporate and other purposes. Goldman Sachs International is familiar with Telecom Italia having provided certain investment banking services to it from time to time, including having acted as its financial advisor in connection with the merger with Olivetti in 2003 and in connection with the separation of the Italtel joint venture in 1999 and the subsequent sale of an 80% interest in Italtel S.p.A. in 2000, as joint bookrunner with respect to an offering of Telecom Italia’s $1,250,000,000 4% Guaranteed Senior Notes due 2010, $1,250,000,000 4.95% Guaranteed Senior Notes due 2014, and $1,000,000,000 6% Guaranteed Senior Notes due 2034 in September 2004, and as counterparty to certain derivatives and financing transactions. Goldman Sachs International is also familiar with Telecom Italia Mobile, having provided certain investment banking services to it from time to time, including having acted as financial

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advisor in connection with the restructuring of its Brazilian subsidiaries in 2004. Goldman Sachs International may also provide investment banking services to Telecom Italia and Telecom Italia Mobile in the future. In connection with the above described services Goldman Sachs International has received, and may receive in the future, compensation.

Goldman Sachs International is a full service securities firm engaged in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International may provide such services to Telecom Italia, Telecom Italia Mobile and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Telecom Italia and Telecom Italia Mobile for its own account and for the accounts of its customers and may at any time hold long and short positions of such securities.

Telecom Italia retained Goldman Sachs International on December 3, 2004 as a financial advisor in connection with the proposed transactions, which engagement was formalized in a letter dated December 6, 2004. Under the terms of that letter, Euro 3,000,000 became payable to Goldman Sachs International on December 7, 2004. Telecom Italia has also agreed to pay Goldman Sachs International an additional Euro 9,000,000 upon the completion of the merger. In addition, Telecom Italia has agreed to reimburse Goldman Sachs International for its out-of-pocket expenses, including fees and disbursements of its lawyers, plus value added tax, up to a maximum amount of Euro 75,000 and to indemnify Goldman Sachs International against various liabilities arising out of or in connection with the engagement or any matter referred to in the engagement letter.

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ANNEX XII (a)

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

LAZARD & CO. S.R.L.
Via dell’Orso - 2 - 20121 MILANO
CAP.SOC. € 9.000.000.

STRICTLY PRIVATE AND CONFIDENTIAL	R.E.A. 1630616
C.F. e P.IVA 13233960155
TELEFONO +39 02 72312.1
FAX +39 02 72312387

Telecom Italia Mobile S.p.A.

Via Cavalli 6

10100 Torino

Attn: Dr. Carlo Buora, Chairman

Attn: Dr. Marco De Benedetti, CEO

December 7, 2004

Dear Members of the Board,

This document (the “Assessment”) is being provided solely for the benefit of the Board of Directors of Telecom Italia Mobile S.p.A. (“TIM”) in connection with, and for the purposes of, its consideration, in its sole independence of judgment, of the appropriate exchange ratio for a merger transaction by incorporation (the “Proposed Merger”) of TIM into Telecom Italia S.p.A. (“Telecom Italia”, and, when jointly with TIM, the “Companies”). The Proposed Merger will be preceded by the launch of a tender offer by Telecom Italia on 67% of floating ordinary shares and 100% of floating savings TIM shares, and by the payment of 2004 dividends by both companies. Holders of ordinary and savings TIM shares, other than Telecom Italia, shall be referred to as “Public Shareholders”.

This Assessment is confidential and may not be used or relied upon, or disclosed, referred to or communicated (in whole or in part) to any third party for purposes not accounted for in this Assessment, without our prior written authorization. Furthermore, the use of data and information of single parts of this Assessment cannot be evaluated outside the broader scope and context of the full document. Any valuation and result of this Assessment needs to be considered within, and cannot be relied upon apart from the entire document.

Further, our Assessment is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this Assessment and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Assessment. In addition, the continuous changes in the telecommunications sector and the laws and regulations applicable to such sector could affect the financial forecasts and evaluations of the Companies.

With this Assessment, Lazard shall not make any recommendation as to whether TIM should pursue (or not pursue) the Proposed Merger, or to effect the way TIM should decide on the matter. Lazard acknowledges that the exchange ratio decided upon by the Members of the Boards of Telecom Italia and TIM will be evaluated by experts named by the Court of Milan, in compliance with article 2501 quinquies, last paragraph, of the Civil Code.

This Assessment is being provided solely for the benefit of the Board of Directors of TIM, and is not on behalf of, and shall not confer rights or remedies on any shareholder of Telecom Italia, TIM or any other person, or be used for any other purpose.

You have requested the Assessment of Lazard at a preliminary stage of the Proposed Merger, with the assumptions that: (i) the Board of Directors of the Companies shall evaluate, in their sole independence of judgement, and each separately, the Proposed Merger, shall prepare and approve the merger plans, reports and

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TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

connected documents, including all customary terms and conditions; they shall furthermore forego independent evaluations, in compliance with Italian and foreign applicable legislation; (ii) the Proposed Merger will be consummated on the terms and subject to the conditions described in the above mentioned merger plans and connected documents; (iii) all material governmental, regulatory or other approvals and consents required in connection with the Proposed Merger will be obtained without any negative effect on the Companies. Consequently, we highlight that our Assessment is necessarily made at a preliminary level, and the outcomes herein contained may change, subject to several factors, including the terms and conditions included in the merger plans and connected documents as provided by the Boards of Directors of Telecom Italia and TIM.

Lazard is acting as financial advisor to TIM in connection with the Tender Offer and will receive a fee for its services, mostly dependent on the success of the Tender Offer. Lazard or its affiliates have in the past, or in the present, provided financial advisory services to Telecom Italia, Pirelli & C. S.p.A, Pirelli & C. Real Estate S.p.A., Camfin S.p.A., for which they have received customary fees. In addition, certain companies affiliated with Lazard may trade shares and other securities of the abovementioned Companies for their own account and for the accounts of their customers.

The Companies Under Evaluation

Telecom Italia Mobile

Listed on the Milan Stock Exchange since July 17, 1995, TIM S.p.A. is one of the main mobile operators worldwide, with subsidiaries and affiliates in Europe, in Mediterranean countries and South America.

TIM launched its mobile services in Italy in 1990 and operates since 1995 as a partial spinoff from Telecom Italia mobile operations. In October 2000, TIM won a UMTS license and, in 2002, acquired by incorporation part of the assets of BLU (the fourth mobile operator in Italy).

In the Mediterranean, TIM operates in Turkey, where it strengthened its presence since February 2004 with the merger of its former subsidiary IsTIM with Aycell, GSM operator fully owned by the fixed line operator Turk Telecom. TIM also operates in Greece, through its subsidiary TIM Hellas (formerly, Stel Hellas), the country’s market leader.

In South America, TIM Group operates in five countries, if including its subsidiary Digitel in Venezuela, which it agreed to dispose of last November. The main foreign market where TIM operates is Brazil, where it is the main GSM operator with a national coverage, and the second largest in terms of revenues.

Telecom Italia

Telecom Group core business, excluding the mobile operations described above, comprises companies that provide fixed telecom services, internet services, and TV broadcasting. Telecom operates also some specialized IC&T services.

Internationally, Telecom Group provides, through subsidiaries and joint ventures, fixed-line and mobile telecom services in several markets, mainly in Europe, the Mediterranean and South America (Argentina, Brazil, Chile, etc.).

Telecom Italia Group operates also in several other segments, e.g. TV broadcasting and the Internet through its subsidiary Telecom Italia Media, IT services and telecom services through I.T. Telecom Group, and innovative technologies through TI Labs.

Material Evaluated

The Assessment is based on:

(i)	historical economic and financial company information;

(ii)	economic and financial forecasts, as contained in the “Preliminary Budget 2005-2007”;

(iii)	historical prices and trade volumes of ordinary and savings TIM and Telecom Italia shares;

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TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

(iv)	the information and documents disclosed during the discussions with TIM and Telecom Italia senior management;

(v)	public information with respect to certain other companies in lines of business we believe to be generally comparable to the businesses of Telecom Italia and TIM;

(vi)	such other financial studies, analyses and investigations as we deemed appropriate.

For the sake of this mandate, the Companies provided Lazard with the latest version of the “Preliminary Budget 2005-2007” on December 3, 2004. This version was underseen by the Executives Committee, but not yet approved by the Board of Directors of the Companies.

With reference to our discussions with the management, for the sake of the analyses made, we assumed that:

(i)	the merger of TIM into Telecom Italia will be effective after the date of payment of dividends by the Companies, in May 2005

(ii)	in line with the disclosures to the market during the presentations of March 25, 2004, the dividends to be distributed in May 2005 will be the same as those of 2004

In preparing this Assessment we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the foregoing information and dates, without having independently valued the principal assets and liabilities of the Company.

Lazard relied upon the accuracy and completeness of the information and dates above, and will assume no responsibility as far as any independent check on the aforementioned, or any estimate or independent evaluation on debits and credits of the Companies.

With respect to the financial forecasts and projections provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Telecom as to the expected future results of operations and financial condition to which such forecasts and projections relate.

Valuation

In compliance with the mandate between TIM and Lazard, dated as of December 6, 2004, and with all requests submitted, Lazard does not express any Assessment on the absolute value of the abovementioned securities, or any other method of the exchange ratio, and did not carry any independent evaluation on the absolute value of Telecom Italia or TIM securities.

Moreover, this valuation assumes that, as we were informed, the increase in debt after the tender offer will not imply any credit downgrading by rating agencies, and the value of the securities will not be affected.

The main method used to determine the exchange ratio for the Proposed Merger was the evaluation of relative market prices (“Valuation of Market Prices”). Furthermore, as a control methodology, a Sum of the Parts (“SOP”) valuation was carried on for TIM and Telecom Italia (on a fully diluted basis).

According to the SOP valuation, the value of a company is determined by the sum of the values of the single business units and subsidiaries, considered on a stand-alone basis. This sum is accordingly restated to account for the financial position and minorities and, if relevant, of other biases, as off balance sheet items and potential tax shields.

With reference to the use of the relative market price valuation method, we assume:

•	the meaningfulness of the prices given by the market on which the stocks under evaluation are traded

•	the meaningfulness of the market prices of the companies under evaluation

•	the availability, on the long term, of comparable prices for the companies under evaluation

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TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

Coherently, we highlight that:

•	both Companies have a high market capitalization and a considerable non-concentrated floating share;

•	the large trade volumes for the stocks imply that the market prices can be a fair indication of the potential value of Telecom Italia and TIM;

•	considerable volumes of the Telecom Italia and TIM stocks are traded daily (on average, 1% of the capital stock):

•	over the past twelve months, TIM traded approx. 385% of its ordinary capital stock (not including shares owned by Telecom Italia); and

•	over the past twelve months, Telecom Italia traded approx. 213% of its ordinary capital stock (not including shares owned by Olimpia)

(*)	as a percentage of total floating shares

TI - No. floating shares	5,795,921
TIM - No. floating shares	132,069

•	both Companies have a high float, which represents a remarkable share of the aggregate capitalization of S&P/MIB (as of November 30, 2004):

•	TIM for approx. 7.0% of S&P/MIB and approx. 7.8% of Mibtel

•	Telecom approx. 9.2% of S&P/MIB and approx. 5.4% of Mibtel

•	Telecom Italia and TIM float is significantly diluted among Italian and international institutional investors and Italian retail investors, none of which holds a strong enough position to influence the stock performance.

With respect to the Valuation of Market Prices, we undertook, among others, the following tasks:

•	analysis of simple averages on an historical LTM time range

•	analysis of weighted averages of volumes on an historical LTM time range

•	adjustments of the Telecom Italia and TIM stock value to account for the forecasted payment of 2004 dividends

In order to offset the effects created by rumours on stock trading, our analysis accounts November 16, 2004 as the last day of trading, because after then, above average trade volumes and an increase in price were recorded.

Furthermore, to outweigh the short-term fluctuations typical of financial markets, we extended, customarily, our analysis of market averages on sufficiently broad time frames.

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TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

As far as ordinary shares are concerned, the exchange ratio is in the range of 1.69-1.75.

Note:	Prices with and ex-dividends assume the same dividends as in 2004, amounting to € 0.1151 per share for Telecom Italia and € 0.2687 per share for TIM

As far as savings shares are concerned, taking into consideration the significant rise in volumes, slightly above the average, after November 16, we decided to rely on the market methodology only before the date thereof, and identified a exchange ratio range of 2.30-2.39.

Note:	Prices with and ex-dividends assume the same dividends as in 2004, amounting to € 0.1151 per share for Telecom Italia and € 0.2687 per share for TIM

In order to verify our Assessment, we:

•	evaluated the distinct TIM business units and subsidiaries with the Discounted Cash Flow method

•	evaluated Telecom Italia, as sum-of-the-parts, with the Discounted Cash Flow method for the single business units, including the abovementioned valuation of TIM.

This control methodology substantially confirmed what was found with the Valuation of Market Prices.

In order to allocate the equity value between the savings and ordinary shares of Telecom Italia and TIM when applying the control valuation methodology, the mean discount percentages of the savings shares relative to the ordinary shares were averaged at the 1, 2, 3, 6 and 12 months preceding the announcement of the Proposed Merger. It is in fact a generally accepted principle that other methods to allocate the equity value between ordinary and savings shares lead to the introduction of discretionary elements into the valuation, which are not supported by objective elements.

Furthermore, it needs to be remarked that the range considered does not change the economic benefits of the privileges of TIM savings shares to be exchanged.

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MILAN  MONTREAL  NEW DELHI  SAN FRANCISCO  SEOUL  SINGAPORE  STOCKHOLM  SYDNEY  TOKYO  TORONTO

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Conclusions

Lazard shall not express an Assessment with respect to the price ordinary and savings Telecom or any other TIM stock could be traded after the announcement of the Proposed Merger, nor with respect to the price TIM shares could be traded at after the conclusion of the Proposed Merger.

On the basis of the above considerations, and within their specific scope, Lazard values that, as of today, a exchange ratio in the range of 1.69-1.75 Telecom Italia shares for each TIM ordinary share and a exchange ratio in the range of 2.30-2.39 Telecom Italia savings shares for each TIM savings share, after the Proposed Merger, would be financially fair for the Public Shareholders.

Upon acceptance of this Assessment, subject to the mandate entered into between TIM and Lazard on December 6, 2004, TIM Board of Directors agrees that this Assessment is confidential and shall not be disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever, without our prior written authorization.

Very truly yours,

LAZARD & CO. S.R.L.

PARIS  LONDON  NEW YORK  BERLIN  BOMBAY  CAIRO  CHICAGO  FRANKFURT  HAMBURG  HONG KONG  MADRID

MILAN  MONTREAL  NEW DELHI  SAN FRANCISCO  SEOUL  SINGAPORE  STOCKHOLM  SYDNEY  TOKYO  TORONTO

6

ANNEX XII (b)

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

LAZARD & CO. S.R.L Via dell’Orso - 2 - 20121 MILANO

STRICTLY PRIVATE AND CONFIDENTIAL	CAP.SOC. € 15.000.000 I.V. Codice Fiscale e Numero Iscrizione al Registro delle Imprese di Milano 13233960155 R.E.A. n.1630616 P.IVA 13233960155

Telecom Italia Mobile S.p.A. Via Cavalli 6 10100 Torino	TELEFONO FAX	+39 02 72312.1 +39 02 860592

To the Board of Directors of Telecom Italia Mobile S.p.A.

Attn.: Dr. Carlo Buora, Chairman

Attn.: Dr. Marco De Benedetti, CEO

January 23, 2005

Subject:    Merger by incorporation of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.

We herein refer to the document dated December 7, 2004 (the “Assessment”) that Lazard & Co. S.r.l. prepared for the Board of Directors of Telecom Italia Mobile S.p.A., evaluating the exchange ratio for the transaction above.

You informed us, jointly with Telecom Italia S.p.A., that since December 7, 2004 no specific event occurred, or failed to occur, that influenced, or could have influenced, neither of the documents, information, projections, data and assumptions the Assessment refers to, nor the financial and economic situation, the business, projected assets and liabilities of Telecom Italia Mobile S.p.A. and Telecom Italia S.p.A. and their respective subsidiaries.

On the basis of, and limited to, the above statements, and in accordance with the terms, conditions, and assumptions contained in the Assessment, herein restated, as of today, we uphold the conclusions of the aforementioned Assessment.

This letter is confidential and for the exclusive use of Telecom Italia Mobile S.p.A. Board of Directors, and may not be used or disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written authorization. This Assessment is subject to the mandate entered into between Telecom Italia Mobile S.p.A. and Lazard and dated as of December 6, 2004.

Very truly yours,

Lazard & Co. S.r.l.

PARIS  LONDON  NEW YORK  BERLIN  BOMBAY  CAIRO  CHICAGO  FRANKFURT  HAMBURG  HONG KONG  MADRID

MILAN  MONTREAL  NEW DELHI  SAN FRANCISCO  SEOUL  SINGAPORE  STOCKHOLM  SYDNEY  TOKYO  TORONTO

ANNEX XII (c)

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION

Summary Description of the analyses undertaken by Lazard, financial advisor of Telecom Italia Mobile, with reference to its Assessment

In accordance with the mandate between Telecom Italia Mobile S.p.A. (“TIM”) and Lazard & Co. S.r.l. (“Lazard”), the Board of Directors of TIM engaged Lazard to act as financial advisor for the merger (the “Proposed Merger”), in order to provide a fairness opinion upon the appropriate exchange ratio for the realization of an operation of merger by incorporation of TIM into Telecom Italia S.p.A. (“Telecom Italia”), to be preceded by the launch of a public tender offer by Telecom Italia on 67% of the free-float of TIM ordinary shares and 100% of the free-float of TIM savings shares.

On December 7, 2004, Lazard provided the Board of Directors of TIM with a written document (the “Assessment”), in which it was considered that, at such date and on the basis of the procedures followed and subject to the premises and qualifications set forth in the Assessment, an exchange ratio in the range of 1.69-1.75 Telecom Italia ordinary shares for 1 TIM ordinary share, and 2.30-2.39 Telecom Italia savings shares for 1 TIM savings share would be fair, from a financial point of view, to the holders of TIM shares, other than Telecom Italia.

Subsequently, by letter dated January 23, 2005, Lazard reaffirmed to the Board of Directors of TIM the conclusions expressed in the Assessment dated December 7, 2004, on the basis of and subject to the premises, qualifications and hypotheses assumed regarding the scope of the analyses made as described in the letter and in the Assessment, and further subject to the assumption that no significant event had occurred between December 7 and the aforementioned date that could result in Lazard revising the conclusions set forth in the Assessment.

Lazard was requested to provide its Assessment, and to assume and consider, among other things, that the Boards of Directors of TIM and Telecom Italia will evaluate and propose, in their sole and independent judgement and discretion, each respectively, the Proposed Merger and the exchange ratio, and prepare and provide for the approval of the merger plans, the reports and related documentation which will contain customary terms and conditions, as well as obtain appraisals of independent experts, all in accordance with applicable Italian and foreign laws and regulations.

The Assessment delivered on December 7, 2004 and the letter of January 23, 2005 were addressed to the Board of Directors of TIM for its exclusive use and specifically refer to the fairness of the exchange ratio from a financial point of view, for the TIM ordinary and savings shareholders other than Telecom Italia, as of the dates on which they were provided. The Assessment and the letter of confirmation do not refer to any other aspect of the Proposed Merger and neither provide any opinion upon the decision by the Board of Directors of TIM to proceed with, or realize, the Proposed Merger, nor do they constitute any recommendation as to how the Board of Directors of TIM should take decision regarding the Proposed Merger. The Assessment, the letter and the Summary Description provided herein do not constitute any recommendation for any shareholder of TIM or Telecom Italia to pursue any action in relation to the Proposed Merger, including any action with respect to the Public Offer to TIM shareholders, with respect to the right of withdrawal for TIM savings shareholders, nor any recommendation as to how any shareholder should vote upon the Proposed Merger, if presented for approval. Lazard did not express any opinion with respect to the price at which the ordinary shares or savings shares of TIM or any security of Telecom Italia could be traded following the announcement of the Proposed Merger, or with respect to the price at which securities of Telecom Italia could be traded following completion of the Proposed Merger.

The Assessment provided on December 7, 2004, which describes the assumptions adopted, the methodologies applied, and the elements considered, documents analysed and the limitations of the analyses carried out by Lazard for the purposes of the valuation of the exchange ratio, and the letter of confirmation dated January 23, 2005, are attached to this Document as Annexes XII (a) and XII (b). The following is a summary to the Assessment, which needs to be referred to in full, together with the letter of confirmation.

The Assessment provided by Lazard was based on the following information:

(i)	historical economic and financial information relating to Telecom Italia and TIM;

(ii)	economic and financial forecasts and other data relating to the future operational performance provided by Telecom Italia and TIM;

(iii)	the historical prices and trading volumes of the ordinary shares and the savings shares of TIM, as well as the ordinary shares and the saving shares of Telecom Italia;

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(iv)	the information –gathered in a limited number of meetings with senior management of TIM and Telecom, who delivered and explained the documents provided;

(v)	the publicly available information on other companies operating in lines of business believed to be generally comparable to the businesses of Telecom Italia and TIM; and

(vi)	such other financial studies, analyses and investigations as deemed appropriate.

For the purpose of completing the necessary analyses for the Assessment, Lazard assumed and relied upon the accuracy and completeness of all of the foregoing information and data of a financial, legal, accounting, fiscal, etc. type provided and did not undertake any independent investigation of such information or any independent valuation of the assets or liabilities of Telecom Italia or TIM. With respect to the financial forecasts, Lazard assumed that they were reasonably prepared based on the best currently available estimates and judgments of Telecom Italia and TIM management as to their expected future results of operations. Lazard does not assume any responsibility or express any opinion with respect to such forecasts or the assumptions on which they are based.

Lazard’s Assessment is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of the date of the Assessment. The Assessment was prepared in a changing regulatory and competitive context, in continuous evolution. Subsequent changes in the structural aspects of the telecommunications sector, laws and regulations could affect the conclusions expressed by Lazard.

The following is a brief summary of the methods used and the most relevant financial analyses undertaken by Lazard with respect to the Assessment of the exchange ratio for the Proposed Merger, delivered on December 7, 2004. It should be noted that such summary is not intended to be an exhaustive representation of the analyses undertaken by Lazard, nor are the analyses relating to the value of assets intended to represent current or future market values or future performance of the stock market.

With respect to the analyses carried out to evaluate the exchange ratio for the Proposed Merger, Lazard focused on the relative valuations of Telecom Italia and TIM, and did not express any opinion regarding the absolute value of their securities, but gave priority to the homogeneity and compatibility of the criteria applied. Lazard carried out its analyses considering the two companies as separate entities and did not take into consideration any strategic, operational or financial synergies, and similarly control premia and minority discounts were not taken into consideration. Moreover, the valuations which were effected assumed that the increase in indebtedness following the Public Offer would not result in a credit downgrading by rating agencies, and consequently the value of the securities would not be penalized.

Lazard applied the most commonly used valuation methodologies:

–	As principal valuation methodology, the market value or market price method (“Market Price Valuation”), analysing Telecom Italia and TIM market prices over different time frames. In the present case, market prices were considered particularly significant, considering the high capitalization and liquidity of Telecom Italia and TIM;

–	As control valuation methodology, the Sum of the Parts methodology (“SOP”), determining the value of Telecom Italia and TIM by applying the Discounted Cash Flows methodology to the different business units and subsidiaries of Telecom Italia and TIM.

The value of the capital of Telecom Italia and TIM was determined by applying the aforementioned valuation methodologies with homogeneous criteria and were adjusted to account for the expected dividend distribution during 2005 (which was assumed to be equal to the distribution of 2004). The assumption regarding the dividend distribution is based on a time frame that anticipates that the exchange of the Proposed Merger would occur following the dividend distribution.

Market Price Valuation Method

The Market Price Valuation Method estimated the value of the capital on the basis of the stock exchange quotations of Telecom Italia and TIM, over a meaningful time frame, taking November 16, 2004 as the last trading day, as a means to offset any effect the announcement of the Proposed Merger would have on the analysis. In fact, after that date, above-average trading volumes were clearly recorded.

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On the basis of market data as of November 16, 2004 (the day before there was market rumour of the Proposed Merger), it was considered that:

a)	both companies participating in the merger have a high market capitalization and a significant and broadly diffused free-float;

b)	high volumes of TIM stocks are traded on a daily basis (on average, approximately 1% of the free-floating stock);

c)	both Telecom Italia and TIM represent a significant share of the aggregate capitalization of S&P/MIB. As of November 16, 2004, according to figures provided by Borsa Italiana S.p.A.:

•	TIM represented 7.4% of Mibtel and 6.6% of the S&P MIB Index; and

•	Telecom Italia represented 5.3% of Mibtel and 8.9% of the S&P MIB Index;

d)	the free float of TIM and Telecom Italia proves to be significantly divided between institutional investors, Italian and international, and Italian retail investors.

In order to mitigate short-term fluctuations that typically characterize the financial markets, Lazard proceeded to extend the analysis of the weighted average market prices over sufficiently broad time periods.

The results of such analyses are set forth as follows:

Market Prices (Ordinary shares)	Market Value Not Adjusted for Dividend Distr.		Exchange Ratio (X)*	Market Value Adjusted for Dividend Distr.		Exchange Ratio (X)*
	Telecom Italia (€)	TIM (€)		Telecom Italia (€)	TIM (€)
Weighted Averages
16-Nov-2004	2.82	4.81	1.71	2.71	4.55	1.68
1-month average	2.70	4.68	1.73	2.59	4.42	1.71
2-month average	2.63	4.56	1.73	2.52	4.30	1.70
3-month average	2.58	4.50	1.74	2.48	4.25	1.71
6-month average	2.55	4.51	1.77	2.45	4.25	1.74
12-month average	2.54	4.52	1.78	2.44	4.27	1.75

Market Prices (Savings shares)	Market Value Not Adjusted for Dividend Distr.		Exchange Ratio (X)*	Market Value Adjusted for Dividend Distr.		Exchange Ratio (X)*
	Telecom Italia (€)	TIM (€)		Telecom Italia (€)	TIM (€)
Weighted Averages
16-Nov-2004	2.05	4.78	2.33	1.94	4.51	2.33
1-month average	2.01	4.62	2.30	1.89	4.35	2.30
2-month average	1.95	4.53	2.32	1.84	4.26	2.32
3-month average	1.92	4.48	2.34	1.80	4.22	2.34
6-month average	1.86	4.45	2.39	1.75	4.18	2.39
12-month average	1.84	4.45	2.42	1.72	4.18	2.43

(*)	possible differences are due to rounding

Source: Datastream

Sum of the Parts Methodology

On the basis of the SOP Methodology, the value of Telecom Italia and TIM was determined as the sum of the values of their different business units and subsidiaries, taking into account the complexity of the business structure and the number of business areas. The Discounted Cash Flow methodology was mainly used to evaluate the single business units and subsidiaries. Such sum was duly adjusted to take into account the financial position of, and minority interests in, each of the companies involved in the Proposed Merger, which in the present case was with reference to the data provided by Telecom Italian and TIM as of December 31, 2004.

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The Discounted Cash Flow (“DCF”) methodology was applied to the main activities of Telecom Italia and TIM, namely, fixed and mobile telecommunication services, and for major international subsidiaries.

The other activities were valued with principal reference to their market value, if available and appropriate, or, for smaller or unconsolidated activities, their book value, or estimates of financial analysts published in research reports.

The DCF method was applied using the cash flows from operations for the principal activities resulting from the economic and financial plans 2004-2007 updated by management of Telecom Italia and TIM and disclosed to the market in March 2004, which were then projected until 2011. The growth rates used by Lazard for the projections for the period 2008-2011 and for the calculation of the Terminal Value (which was calculated using a perpetual growth rate of the discounted cash flows) assume growth forecasts in line with relevant market benchmarks.

The assumptions relating to the Weighted Average Cost of Capital (“WACC”) were developed based on a target capital structure of the activity under evaluation and on relevant market benchmarks.

With reference to the valuation of the main activities of Telecom Italia and TIM, the DCF methodology was based on the following assumptions for the most significant business units:

–	for fixed-line telecommunications services, a 2% CAGR of 2008-2011 revenues and a mean EBITA margin of 31% were used for financial forecasts beyond the time frames of the business plan; for the DCF valuation, a WACC in the range of 7.0%-8.0% and a growth rate of the Terminal Value between 0.25%-0.75% were applied;

–	for mobile telecommunications services, for the purposes of the financial forecasts which extend beyond the time frames of the business plan and for the DCF valuation, Lazard applied:

•	with respect to TIM S.p.A., a 3% CAGR of 2008-2011 revenues and a mean EBITA margin equal to 40%, a WACC in the range of 8.0%-9.0% and a growth rate of the Terminal Value between 1.25%-1.75%;

•	with respect to TIM International, a 3% CAGR of 2008-2011 revenues and a mean EBITA margin equal to 18.5%, a WACC in the range of 11.5%-12.5% and a growth rate of the Terminal Value between 1.75%-2.25%.

In order to allocate the equity value between the savings and ordinary shares of Telecom Italia and TIM when applying the control valuation methodology, the mean discount percentages of the savings shares relative to the ordinary shares were averaged at the 1, 2, 3, 6 and 12 months preceding the announcement of the Proposed Merger. It is in fact a generally accepted principle that other methods to allocate the equity value between ordinary and savings shares lead to the introduction of discretionary elements into the valuation, which are not supported by objective elements.

With respect to TIM, based on the evidence of the average historical discount of ordinary shares relative to savings shares, a discount equal to 0% was assumed with respect to the value of ordinary shares.

The values obtained in accordance with the foregoing were adjusted to take into account the forecasted dividend distribution for fiscal year 2004.

Lazard also compared the results of the SOP method, before adjustments due to the distribution of dividends forecasted for April 2005, with the recommendations of financial analysts on the target price of Telecom Italia and TIM securities over the period following the announcement of third quarter 2004 results.

The following chart highlights the range of values for ordinary shares of Telecom Italia and TIM identified with the SOP methodology:

SUM OF THE PARTS METHOD

Euro	Share Values Not Adjusted for Dividends		Share Values Adjusted for Dividends
	Telecom Italia	TIM	Telecom Italia	TIM
Value of Ordinary shares	2.97-3.28	5.26-5.50	2.86-3.17	5.00-5.25
Value of Savings shares	2.18-2.41	5.26-5.50	2.06-2.29	4.99-5.24

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Determination of the Exchange Ratio

Lazard compared the results deriving from the application of the SOP valuation method for TIM and Telecom Italia described above, obtaining the range of exchange ratios for the Proposed Merger indicated in the following table.

Moreover, Lazard compared the range of the exchange ratios obtained with such valuation method with the exchange ratios derived from the historical prices of the ordinary shares of the two companies, as reflected by the stock market over determined time frames preceding the market rumours of the Proposed Merger.

The results obtained by applying the SOP method confirm the relative values reflected by the Market Price Valuation method.

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDENDS (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDENDS (X)
Market Price Valuation Method
- November 16, 2004	1.71	1.68
Weighted Averages:
- 1-month average	1.73	1.71
- 2-month average	1.73	1.70
- 3-month average	1.74	1.71
- 6-month average	1.77	1.74
- 12-month average	1.78	1.75
Sum of the Parts Method	1.68-1.77	1.65-1.75

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDENDS (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDENDS (X)
Market Price Valuation Method
- November 16, 2004	2.33	2.33
Weighted Averages:
- 1-month average	2.30	2.30
- 2-month average	2.32	2.32
- 3-month average	2.34	2.34
- 6-month average	2.39	2.39
- 12-month average	2.42	2.43
Sum of the Parts Method	2.29-2.41	2.29-2.41

As described above, Lazard prepared the Assessment by applying and comparing different financial methodologies, solely in order to provide the Board of Directors of TIM with an opinion as the fairness, from a financial point of view, of the exchange ratio for the shareholders of both ordinary and savings shares of TIM, other than Telecom Italia.

The summary of such valuations is not a complete description of the valuations and analyses undertaken by Lazard. The preparation of a fairness opinion is a complex process that cannot be entirely described by partial analyses or summary descriptions but must be considered in its entirety. The selection of single, partial aspects, without the full understanding of the entire scope of the Assessment, could be misleading and provide an uneven and incomplete perspective of the processes involved in the Assessment.

The analyses made, which are necessarily based on estimates of future performance, are not necessarily indicative of actual future performance, which could be more or less favourable than those suggested in these analyses. Because such analyses derive from a series of assumptions relating to the performance of the sector, general business climate, macro-economic, financial, market and other issues, they are inherently subject to uncertainty, as many of such factors are not within the control of TIM, Telecom Italia or their respective advisors. Consequently, none of Lazard, TIM, Telecom Italia or any other persons assumes any responsibility in the event that future results prove significantly different from the forecasts. In addition, the analyses and the estimates relating to the value of the business or the securities are not aimed at providing recommendations as to the price at which the securities should be listed or traded on the market.

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Lazard’s Assessment and the financial valuations are not the only factors considered by the Board of Directors of TIM in approving the resolution concerning the Proposed Merger and, therefore, must not be viewed as determinative of the decision of the Board of Directors or by the management of TIM.

Lazard was appointed by TIM to act as financial advisor for the Proposed Merger. This appointment was formalized with the mandate dated December 6, 2004. In accordance with such mandate, Lazard received, as of the date of the announcement of the Proposed Merger (December 7, 2004) a fee of Euro 5,0 million. Furthermore, TIM agreed to pay Lazard an additional fee of up to Euro 20,0 million upon completion of the Proposed Merger, and reimburse all expenses incurred, including fees and other compensations for fiscal and legal advisors.

Lazard has provided in the past and is currently providing financial advisory services to Telecom Italia, Pirelli & C. S.p.A, Pirelli & C. Real Estate S.p.A., Camfin S.p.A., for which it has received and/or will receive customary fees. Lazard may in the future provide financial advisory services to TIM, Telecom Italia, Pirelli & C. S.p.A.. In addition, certain companies affiliated with Lazard may trade shares and other securities of TIM and Telecom Italia for their own account and for the accounts of their customers.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities, in connection with mergers and acquisitions, capital increases, secondary distributions of listed or non-listed securities, private placements, real estate and corporate valuations, and others. Lazard was chosen by the Board of Directors of TIM to carry out the role of financial advisor because of its expertise and market reputation.

6

ANNEX XIII (a)

Strictly Private and Confidential

7th December 2004

Board of Directors

Telecom Italia Mobile S.p.A.

Via Cavalli n. 6

10100 Turin

Italy

Dear Sirs:

You have informed us that Telecom Italia Mobile S.p.A. (the “Company”) is considering a potential merger (the “Merger”) with Telecom Italia S.p.A. (“Telecom Italia”), to be effected by incorporation of the Company into Telecom Italia, whereby the shareholders of the Company will receive newly issued ordinary and savings shares of Telecom Italia, in exchange for each of the ordinary and savings shares, respectively, of the Company they own.

This letter is delivered pursuant to, and subject to the terms of, our engagement letter with the Company dated 7th December 2004. In the context of the Merger, you have asked us to advise you with respect to the potential exchange ratios, from a financial point of view, for (i) the newly issued ordinary shares of Telecom Italia for each existing ordinary share of the Company (the “Ordinary Exchange Ratio”), and (ii) the newly issued Telecom Italia savings shares for each existing savings share of the Company (the “Savings Exchange Ratio” and together with the Ordinary Exchange Ratio, the “Exchange Ratios”), respectively.

We also understand that prior to the Merger, Telecom Italia may propose to launch voluntary cash tender offers on (i) all of the savings shares of the Company it does not already own at a price per savings share yet to be determined (the “Savings Tender Offer”) and (ii) 67% of the ordinary shares of the Company it does not already own at a price per ordinary share yet to be determined (the “Ordinary Tender Offer” and together with the Savings Tender Offer, the “Tender Offers”). We understand further that the Savings Tender Offer and the Ordinary Tender Offer will be subject, amongst other things, to a minimum acceptance level of at least 2/3 of the shares being tendered for (the “Minimum Acceptance Conditions”), and that Telecom Italia will be, at its own discretion, able to waive the Minimum Acceptance Conditions. In this context, we understand that the Board of Directors of the Company and of Telecom Italia will definitively approve the Merger and call their respective extraordinary general meetings to vote on the Merger, following completion or expiration of the Tender Offers. Therefore, it is possible that should the Tender Offers not be successfully completed, then Telecom Italia may decide not to proceed with the Merger. We are currently not rendering you an opinion in respect of the Tender Offers and you have not asked us to do so.

We understand further, that following the Tender Offers and the Merger, the credit ratings of Telecom Italia are expected to remain unchanged.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Telecom Italia. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and Telecom Italia.

We have also considered certain financial and stock market data of the Company and of Telecom Italia, and we have also compared that data with similar data for other publicly held companies in businesses similar to those of the Company and Telecom Italia. We have assumed that prior to the Merger becoming effective, the Company and Telecom Italia will distribute ordinary and savings dividends per share in line with what was paid in 2004 and have reflected this in our analyses. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s and Telecom Italia’s management as to the future financial performance of the Company and Telecom Italia. In particular, we have not conducted any due diligence on the Company and/or Telecom Italia, nor have we had the opportunity to meet with the Company’s and Telecom Italia’s management to discuss the business and prospects of the Company and Telecom Italia.

Board of Directors

of Telecom Italia Mobile S.p.A.

7th December 2004

In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Telecom Italia, nor have we been furnished with any such evaluations or appraisals. Our advice is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares actually will be when issued to the Company’s ordinary and savings shareholders respectively, pursuant to the Merger or the prices at which such Telecom Italia Ordinary Shares and Telecom Italia Savings Shares will trade subsequent to the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company and our advice does not reflect any consideration of the merits of the Merger versus other alternative transactions that could have been pursued. We have not been requested to advise as to, and our advice does not in any manner address, the Company’s underlying business decision to effect the Merger.

We are acting as financial advisor to the Company in connection with the Merger and the Tender Offers and will receive a fee for our services, a substantial part of which is contingent upon the consummation of the Merger.

In the past we have performed certain investment banking services for the Company and Telecom Italia and have received customary fees for such services.

In the ordinary course of our business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both the Company and Telecom Italia for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company only in connection with its consideration of the Merger, does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or whether or not such shareholder should tender shares pursuant to the Tender Offers and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Credit Suisse First Boston’s prior written consent.

CSFB is an internationally recognized investment banking firm and is actively engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Based upon and subject to the foregoing, it is our opinion that it would be appropriate from a financial point of view, as of the date hereof, for the Ordinary Exchange Ratio to fall within the range of 1.69 to 1.75 and for the Savings Exchange Ratio to fall within the range of 2.30 to 2.39.

Very truly yours,

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

By:

2

ANNEX XIII (b)

Strictly Private and Confidential

23rd January 2005

Board of Directors

Telecom Italia Mobile S.p.A.

Via Cavalli n. 6

10100 Turin

Italy

Dear Sirs:

Credit Suisse First Boston (Europe) Limited (“CSFB” or “we”), delivered to Telecom Italia Mobile S.p.A. (the “Company” or “you”) an opinion letter dated 7th December 2004 (the “Opinion Letter”) indicating that, in the context of the potential merger between the Company and Telecom Italia to be effected by incorporation of the Company into Telecom Italia, subject to the terms of the Opinion Letter, it was our opinion that it would be appropriate from a financial point of view as of 7th December 2004, for the Ordinary Exchange Ratio to fall within the range of 1.69 to 1.75 and for the Savings Exchange Ratio to fall within the range of 2.30 to 2.39. The Opinion Letter was provided at your request and pursuant to, and subject to the terms of, our engagement letter with the Company dated 7th December 2004 (the “Engagement Letter”). In addition, this letter is provided pursuant to, and subject to the terms of the Engagement Letter.

Defined terms used in this letter shall have the same meaning attributed to them in the Opinion Letter except to the extent expressly stated otherwise herein.

On 7th December 2004, the Board of Directors of the Company and the Board of Directors of Telecom Italia approved a plan for the integration of the Company and Telecom Italia involving, among other things, (i) voluntary cash tender offers by Telecom Italia for all of the savings shares of the Company that it did not already own and 67% of the ordinary shares of the Company that it did not already own and (ii) the merger of the Company and Telecom Italia, based on an Ordinary Exchange Ratio of 1.73 and a Savings Exchange Ratio of 2.36.

The Ordinary Tender Offer and the Savings Tender Offer opened for acceptance on 3rd January 2005 and closed on 21st January 2005.

On 22nd December 2004, we delivered you an opinion as of that date as to the fairness from a financial point of view to the ordinary and savings shareholders of the Company other than Telecom Italia of the consideration to be received by them pursuant to the Tender Offers, as defined in our opinion letter dated 22nd December 2004.

On 21st January 2005, the Company and Telecom Italia informed us that since 7th December 2004, no event had occurred that had impacted or could impact materially any of the documents, information, data, forecasts or assumptions referred to in the Opinion Letter and/or the financial and economic situation, business, assets, liabilities and prospects of the Company and Telecom Italia.

In arriving at the opinion set out in this letter, we have also considered the results of the Tender Offers.

It is understood that this letter is for the information of the Board of Directors of the Company only in connection with its consideration of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CSFB’s prior written consent except that the Company may disclose both this letter and the Opinion Letter to the extent that it is required to do so by law.

CSFB is an internationally recognized investment banking firm and is actively engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In the ordinary course of our business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and Telecom Italia for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing and to all of the qualifications, considerations and assumptions set out in the Opinion Letter, we hereby confirm that as of the date hereof, we are not aware of any event that has occurred that would lead us to change the opinion that we provided in the Opinion Letter.

Very truly yours,

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

By:

ANNEX XIII (c)

Summary description of the analyses carried out by Credit Suisse First Boston (Europe) Limited, as Telecom Italia Mobile S.p.A.’s financial advisor, with reference to its Valuation Opinion.

Telecom Italia Mobile S.p.A. (“TIM”) retained Credit Suisse First Boston (Europe) Limited (“CSFB”) to act as its financial advisor in connection with the merger (the “Merger”) with Telecom Italia S.p.A. (“TI”) including for the purposes of rendering an opinion to the board of directors of TIM regarding the appropriateness from a financial point of view of a range of exchange ratios to be used in connection with the Merger.

CSFB is an internationally recognized investment banking firm and is actively engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On December 7, 2004, CSFB delivered a written opinion (the “Opinion”) to the board of directors of TIM reporting, as at the date of the Opinion, based on the procedures followed, and subject to the qualifications, considerations and assumptions set out in the Opinion, that it believed that it would be appropriate from a financial point of view for the potential exchange ratios to be used in connection with (a) the newly issued ordinary shares of TI issued for each existing ordinary share of TIM (the “Ordinary Exchange Ratio”), and (b) the newly issued savings shares of TI issued for each existing savings share of TIM (the “Savings Exchange Ratio” and together with the Ordinary Exchange Ratio, the “Exchange Ratios”) to fall within the following ranges:

–	1.69 – 1.75 TI for the Ordinary Exchange Ratio;

–	2.30 – 2.39 TI for the Savings Exchange Ratio.

On January 23, 2005, CSFB confirmed to the board of directors of TIM in writing that, subject to the qualifications, considerations and assumptions set out in the Opinion, it was not aware of any event that had occurred that would lead CSFB to change the opinion that it provided in the Opinion (the “Confirmation Letter” and together with the Opinion, the “Opinions”). In providing the Confirmation Letter, CSFB took into account also the outcome of the partial tender offers launched by TI for TIM saving and ordinary shares, that closed on January 21, 2005.

CSFB’s Opinions have been directed only to the board of directors of TIM for its information and in connection with its consideration of the Merger pursuant to the terms of CSFB’s engagement letter with TIM dated December 7, 2004. CSFB does not accept any duty of care to, and will not have any liability or responsibility to, any third party other than the board of directors of TIM in connection with the Opinions or the summary set out in this documentation. The Opinions are not directed to and do not constitute any recommendation to any shareholder as to how such shareholder should vote on the proposed Merger. The Opinions do not constitute a recommendation to the Board of Directors of TIM as to how it should vote on the proposed Merger. The Opinions do not reflect any consideration of the merits of the Merger versus other alternative transactions that could have been pursued and CSFB has not been requested to advise as to, and the Opinions do not in any manner address, TIM’s underlying business decision to effect the Merger. CSFB was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of TIM.

This summary is provided for information purposes only and does not constitute a recommendation to any shareholder of TIM as to how they should vote with respect to the Merger if the Merger is presented at the EGM for approval.

The full text of CSFB’s December 7, 2004 Opinion, which sets forth the assumptions made, procedures followed, matters considered, documentation utilised and limitations on the review undertaken by CSFB in connection with the Opinion, as well as the full text of CSFB’s January 23, 2005 Confirmation Letter, are attached as Annex XIII (a) and (b) and are incorporated by reference into this document. You are urged to read the Opinions carefully and in their entirety. The Opinions have been prepared in the English language only. In case of any inconsistencies, the original document in English prevails over the Italian translation.

In performing its reviews and analyses for rendering the Opinions, CSFB, among other things:

–	reviewed the documentation that sets out the terms of the proposed Merger and related transactions;

–	reviewed the financial information and other information that was publicly available or made available to CSFB by TIM, including the internal financial analyses, the budgets and the forecasts for TIM and for TI prepared by TIM and TI management;

–	held limited discussions with members of the senior management of TIM and TI;

–	reviewed the historical market price and the historical market price and trading volume trend of TIM and TI securities;

–	reviewed publicly available information on companies involved in activities generally deemed similar to TI and TIM activities;

–	reviewed publicly available equity analyst research reports; and

–	conducted other financial studies, analyses and investigations as it deemed appropriate.

In the course of its review and analysis and in rendering the Opinions, CSFB relied upon the accuracy and completeness of all financial, legal, fiscal and accounting, and other information reviewed by it and did not assume any responsibility for independent verification of such information. With respect to the financial and operating forecasts provided by TIM and by TI, CSFB assumed that those forecasts had been reasonably prepared on bases reflecting the best estimates and judgments available of the respective managements of TIM and TI as to the future financial and operating performance of the aforementioned companies, at the date they were prepared. In addition, CSFB does not assume any responsibility, or provide any opinion on the aforementioned forecasts or on the assumptions underlying such forecasts.

CSFB did not prepare any independent evaluation or appraisal of the assets or liabilities of, nor did CSFB conduct a physical inspection of any of the assets of, TIM or TI or any of their subsidiaries. With respect to the projections provided to CSFB, CSFB notes that projecting future results is inherently subject to substantial uncertainty. Although those projections constituted only one of many items that CSFB considered in rendering its Opinions, changes to the projections could affect CSFB’s conclusions. CSFB’s Opinions were based on financial, economic, market and other conditions existing at the date of its Opinions, including market prices of TIM’s and TI’s securities. Such conditions are generally beyond TIM’s or TI’s control and are subject to rapid and unpredictable changes, which could affect the conclusions that CSFB expressed.

The following is a brief summary of the most relevant financial analyses performed by CSFB in connection with rendering its Opinion dated December 7, 2004. The summary is not a complete description of the analyses performed by CSFB. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. The order of the analyses described and the results of those analyses do not necessarily represent the relative importance or weight attributed to the analyses by CSFB. Selecting portions of this summary without considering the analyses as a whole could result in an incomplete view of the processes underlying CSFB’s analyses and Opinions. The analyses performed by CSFB are not necessarily indicative of actual values or actual future results that may be significantly more or less favourable than those suggested by the analyses. Additionally, the analyses relating to the value of the businesses do not purport to be prices realisable in a transaction nor to reflect actual nor future market valuations or market price trends.

CSFB expressed no opinion as to the prices at which the ordinary shares or savings shares of TI will trade following the completion of the Merger, or as to the price at which the ordinary shares and savings shares of TIM and TI will trade prior to the completion of the Merger.

CSFB did not use the values resulting from its analyses for any purpose other than that for analysing the Exchange Ratios and those values should not be used for any other purpose. In accordance with customary investment banking practice, CSFB applied generally accepted valuation methods in preparing its Opinion. In particular, in analysing the Exchange Ratios, CSFB focused on the relative valuations of TIM and TI, giving priority to the consistency and comparability of the criteria adopted, rather than to the absolute value of the aforementioned companies. CSFB carried out its analyses considering the two companies as separate entities and therefore ignored any strategic, operational or financial synergies that may result from the Merger, as well as any control premiums and minority discounts. In addition, as indicated by TIM and TI, CSFB carried out its analyses assuming that the increase in TI’s net debt due to the partial tender offers launched by TI for TIM’s ordinary and saving shares would not lead to any downgrading by the rating agencies of the credit rating of TI and the value of the shares would not be affected.

For the purpose of the valuation analyses undertaken in connection with the Opinions, CSFB utilised the following valuation methodologies:

–	as the principal methodology, the “Market Price Valuation Method”, which considered TIM and TI market prices observed over different time periods. In this case, the market prices were deemed to be relevant, considering the high level of capitalisation and liquidity of TIM and TI;

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–	as additional methodologies:

•	the “Sum of the Parts Method”, as a consequence of both TIM and TI’s business activities being in different operational, industrial and strategic contexts and their different importance and relevance in relation to TIM and TI as a whole. CSFB did not use TIM share price in order to assess the value of TI’s stake in TIM as the use of a market-based method would not have been consistent with the analysis conducted for TIM;

•	the “Method of Target Prices of Equity Research Analysts”, due to the extensive coverage of TIM and TI by equity analysts.

Market Price Valuation Method

The Market Price Valuation Method has assessed the equity value on the basis of the share prices of TIM and TI in a period sufficiently broad, prior to the beginning of rumours on a possible re-organisation regarding TIM and TI. CSFB has identified such date in the 16th of November 2004, as the last trading day for TIM and TI securities not affected by market rumours. All the price analyses have been performed considering the period prior to this date.

On the basis of the market data as of 16th November 2004 it was considered that:

–	both companies participating in the merger have a high market capitalization and a significant and broadly diffused float;

–	high volumes of TIM and TI shares are traded daily (on average approximately 1% of the company share capital is traded);

–	the free float of TIM and TI is significantly divided among Italian retail investors and Italian and foreign institutional investors, none of which has a position such to influence the course of the securities for prolonged periods of time;

–	TIM and TI’s capitalization represents a considerable portion of the total capitalization of S&PMIB and Mibtel:

•	TIM represents about 6.6% of S&PMIB and about 7.4% of Mibtel;

•	TI represents about the 8.9% of S&PMIB and about 5.3% of Mibtel.

In order to mitigate the short-term fluctuations that typically characterize the financial markets, CSFB proceeded to extend the market price analysis to the volume weighted average share prices over a sufficiently broad time period, adjusting the value of the ordinary and saving shares of TIM and TI by the dividend relating to the 2004 fiscal year. CSFB, following the indications provided by TIM and TI, has assumed that the closing of the Merger will happen after the distribution of the aforementioned dividend. In this regard, a dividend per share equal to the one accrued in the 2003 fiscal year, and distributed by TIM and TI in 2004, has been assumed.

From the analyses of the historical share price trends, the averages at 1, 2, 3, 6, 12 months were selected; these, as illustrated in the following table, have resulted to fall within a defined valuation range.

Market Prices	Stock Market Values Adjusted for Dividend		Ratio (X)*
(ordinary shares)	TI (€)	TIM (€)
Weighted Averages
16/11/2004	2.71	4.55	1.68
1 month average	2.59	4.42	1.71
2 month average	2.52	4.30	1.70
3 month average	2.48	4.25	1.71
6 month average	2.45	4.25	1.74
12 month average	2.44	4.27	1.75

Source:	Datastream
*	Possible differences attributable to rounding

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Market Prices	Stock Market Values Adjusted for Dividend		Ratio (X)*
(saving shares)	TI (€)	TIM (€)
Weighted Averages
16/11/2004	1.94	4.51	2.33
1 month average	1.89	4.35	2.30
2 month average	1.84	4.26	2.32
3 month average	1.80	4.22	2.34
6 month average	1.75	4.18	2.39
12 month average	1.72	4.18	2.43

Source:	Datastream
*	Possible differences attributable to rounding

The application of the Market Price Valuation Method resulted in a range of 1.69 – 1.75 for the Ordinary Exchange Ratio and 2.30 – 2.39 for the Savings Exchange Ratio.

In addition, CSFB has analysed the exchange ratios deriving from the application of the Market Price Valuation Method also disregarding any distribution of the dividend before the Merger and has presented the results for information purposes to the Board of Directors of TIM. Such results are generally consistent with the ones mentioned above, obtained by adjusting the market prices for the distribution of the dividend.

Sum of the Parts Method

On the basis of the Sum of the Parts Method, the value of TIM and TI is determined as the sum of the values of the different business lines and investments of each company, considered as economic entities valuable separately. Such sum is adjusted to take into account the net financial position of, and the minorities in, each of the companies participating in the Merger.

TIM

The discounted cash flows (“DCF”) methodology has been applied, separately to the Italian and international activities.

In applying the DCF methodology, it was made reference to cash flows generated by the main activities as reported in the update, for the period 2004 – 2007, of the economic-financial plans approved and communicated to the market in March 2004, prepared by the management in accordance with the strategic, operating and financial targets of TIM. These plans have been extended until 2011, assuming an evolution generally in line with the relevant market benchmarks.

The DCF methodology was applied by discounting the cash flows from operations, gross of any financial nature component (Free Cash Flow o “FCF”), that the company would be able to generate in the future, discounted at a rate representing the weighted average cost of capital, net of the net financial position and minorities’ interests, which in this case were taken into consideration with reference to the data estimated as of 31st December 2004.

The DCF methodology was applied with the logic of determining the fundamental value to the financial investor and reflects the following assumptions and methodologies:

–	the weighted average cost of capital (Weighted Average Cost of Capital or “WACC”) is calculated on the basis of the target capital structure and with reference to the relevant market benchmarks; the WACC applied to the single business units is included in the range of 7.5% - 13.5%;

–	the sales growth rates and the margins used to extrapolate financial projections beyond the time horizon of TIM’s business plan (2007-2011) reflect growth perspectives in line with relevant market benchmark; in particular, during the 2007 – 2011 period, with regard to the Italian activities, a 2.9% CAGR for revenues and an EBITDA margin of about 53% have been assumed; with respect to the international activities, a 4.2% CAGR for revenues and an EBITDA margin of about 37% have been assumed.

–

to assess the terminal value, CSFB proceeded to capitalize the normalised operating cash flow (or the present value of the cash flow from operations expected for the period beyond the explicit projection time horizon);

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for this purpose CSFB selected perpetual growth rates for the different business lines, also on the basis of market benchmarks, within a range of 1.0% - 4.0%, depending on the activities’ nature.

The following table shows the minimum and maximum values for each TIM ordinary and saving share resulting from the Sum of the Parts Method. Such values have been adjusted to take into account the distribution of the dividend accrued in the 2004 fiscal year, as it was done in the Market Price Valuation Method. CSFB, following the indications provided by TIM and TI, has assumed the closing of the Merger will happen after the distribution of the mentioned dividend. The value for each TIM saving share has been assessed assuming a 0% discount between TIM ordinary and saving share, in line with the average historical discount.

	Minimum	Maximum
Values for TIM’s ordinary shares (Euro)	5.01	6.56
Values for TIM’s saving shares (Euro)	4.99	6.54

TI

The DCF methodology has been mainly applied to the main activities such as the Italian and international wireline activities, the Italian and international TIM’s activities, the IT market division, Olivetti – Tecnost, eliminations and corporate. TI Media and other minor stakes have been valued at market, at a price prior to the Merger announcement, also in the light of their limited weight on the total value.

In applying the DCF methodology, it was made reference to cash flows generated by the main activities as reported in the update, for the period 2004 – 2007, of the economic-financial plans approved and communicated to the market in March 2004, prepared by the management in accordance with the strategic, operational and financial targets of TI. These plans have been extrapolated until 2011, assuming an evolution generally in line with the relevant market benchmarks.

The DCF methodology was applied by discounting the cash flows from operations, gross of any financial nature component (FCF), that the company would be able to generate in the future, discounted at a rate representing the weighted average cost of capital, net of the net financial position and minorities’ interests, which in this case were taken into consideration with reference to the data estimated as of 31st December 2004.

The DCF methodology was applied with the logic of determining the fundamental value to the financial investor and reflects the following assumptions and methodologies:

–	the WACC is calculated on the basis of the target capital structure and with reference to the relevant market benchmarks; the WACC applied to the single business units is included in the range of 7.0% - 13.5%;

–	the sales growth rates and the margins used to extrapolate financial projections beyond the time horizon of TI’s business plan reflect growth perspectives in line with relevant market benchmark; in particular, during the 2007 – 2011 period, with regard to Italian wireline activities, a 0.7% CAGR for revenues and an EBITDA margin of about 49% have been assumed; in relation to international wire line activities, a 4.2% CAGR for revenues and an EBITDA margin of about 38% have been assumed;

–	to assess the terminal value, CSFB proceeded to capitalize the normalized operating cash flow (or the present value of the cash flow from operations expected for the period beyond the explicit projection time horizon); for this purpose CSFB selected perpetual growth rates for the different business lines, also on the basis of market benchmarks, within a range of -0.5% - 4.0%.

The following table shows the minimum and maximum values for each TIM ordinary and saving share resulting from the Sum of the Parts Method. Such values have been adjusted to take into account the distribution of the dividend relating to the 2004 fiscal year. CSFB, following the indications provided by TIM and TI, has assumed the closing of the Merger will happen after the distribution of the mentioned dividend. The value for each TIM saving share has been assessed assuming a 27% discount between TIM ordinary and saving share, in line with the average historical discount.

	Minimum	Maximum
Values for TI ordinary share (Euro)	2.82	4.14
Values for TI saving share (Euro)	2.02	2.98

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Summary of Results

The application of the Sum of the Parts Method resulted in a range of exchange ratios, calculated by dividing the minimum and maximum values resulting for TI share with the minimum and maximum values resulting for TIM share, as follows:

	Minimum	Maximum
Ordinary Exchange Ratio (TI ordinary shares for each TIM ordinary share)	1.58	1.78
Savings Exchange Ratio (TI saving shares for each TIM saving share)	2.19	2.48

The results obtained by applying the Sum of the Parts Method substantially confirm the relative values resulting from the Market Price Valuation Method.

In addition, CSFB has analysed the exchange ratios deriving from the application of the Sum of the Parts Method also disregarding any distribution of the dividend before the Merger and has presented the results for information purposes to the Board of Directors of TIM. Such results are generally consistent with the ones mentioned above, obtained by adjusting the value per share for the distribution of the dividend.

Method of Target Prices of Equity Research Analysts

Considering the extensive coverage of TIM and TI’s stocks by equity analysts, CSFB has applied the Method of Target Prices of Equity Research Analysts, taking into account the target prices published after the announcement of the third quarter 2004 results.

TIM			TI			Exchange Ratio (Adjusted for Dividend Distribution)
Broker	Publication Date	Target Price (€)	Broker	Publication Date	Target Price (€)
Deutsche Bank	22/11/2004	5.40	Citigroup	02/12/2004	3.40
Citigroup	19/11/2004	4.50	UBM	29/11/2004	3.20
Morgan Stanley	17/11/2004	5.45	Deutsche Bank	30/11/2004	3.30
Centrosim	16/11/2004	5.25	Centrosim	25/11/2004	3.20
HSBC	10/11/2004	4.00	Exane BNP Paribas	24/11/2004	2.75
Santander	10/11/2004	5.55	JP Morgan	19/11/2004	2.92
Banca Leonardo	09/11/2004	5.90	Credit Suisse First Boston	18/11/2004	2.94
Oddo Securities	09/11/2004	4.50	Morgan Stanley	17/11/2004	3.50
JP Morgan	09/11/2004	5.50	SG	11/11/2004	2.70
UBM	09/11/2004	5.40	HSBC	11/11/2004	3.00
Lehman Brothers	09/11/2004	5.50	ABN Amro	11/11/2004	3.00
Credit Suisse First Boston	09/11/2004	4.70	Bernstein Research	10/11/2004	3.25
UBS	09/11/2004	5.10	Oddo Securities	10/11/2004	3.00
SG	09/11/2004	4.50	DKW	10/11/2004	3.00
Exane BNP Paribas	08/11/2004	4.40	Lehman Brothers	10/11/2004	3.00
DKW	08/11/2004	6.00	Bear Stearns	09/11/2004	3.30
			UBS	09/11/2004	3.00

Average		5.10			3.09	1.63x
Max		6.00			3.50	1.69x
Min		4.00			2.70	1.44x

The application of the Method of Target Prices of Equity Research Analysts resulted in a range for the Ordinary Exchange Ratio of 1.44 – 1.69, calculated by dividing the minimum and maximum values resulting for TI share with the minimum and maximum values resulting for TIM share, taking into account the expected distribution by TIM and TI of the dividend relating to the 2004 fiscal year. The results obtained with the Sum of the Parts Method confirm the ratios calculated with Market Price Valuation Method. Equity research analysts usually do not cover the saving shares, therefore and there were not enough data points to conduct the analysis for the Savings Exchange Ratio.

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In addition, CSFB has analysed the exchange ratios deriving from the application of the Method of Target Prices of Equity Research Analysts also disregarding any distribution of the dividend before the Merger and has presented the results for information purposes to the Board of Directors of TIM. Such results are generally consistent with the ones mentioned above, obtained by adjusting the target prices for the distribution of the dividend.

CSFB is acting as financial advisor to TIM with respect to the Merger, for which a fee of Euro 3.0 million is payable upon the announcement of the Merger. TIM has agreed to pay to CSFB an additional fee of Euro 7.0 million at completion of the Merger as well as the reimbursement of reasonable expenses incurred up to a maximum of Euro 20,000 and the reimbursement of reasonable fees of counsel and other professional advisers up to a maximum of Euro 55,000.

In addition, CSFB has participated in the TIM tender offers’ debt facilities for a total amount of Euro 350 million and has been paid a participation fee of Euro 612,500.

In the past, CSFB has performed certain investment banking services for TIM and TI and have received customary fees for such services.

In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both TIM and TI for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

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ANNEX XIV (a)

TIM S.p.A.

Via Cavalli n. 6

10100 Torino

Italia

7 December, 2004

The present document constitutes a translation of the Fairness Opinion in Italian rendered by Merrill Lynch to the Board of Directors of TIM S.p.A. on December 7, 2004. Such translation is for convenience purposes only and the valid and binding version is the Italian one. In case of a disagreement or discrepancy between the translation and the original Italian version of this document, the original Italian version will prevail.

To the Members of the Board of Directors:

following our appointment by TIM S.p.A. (“TIM” or “the Company”) on 4 December, 2004, Merrill Lynch International, Milan Branch (“Merrill Lynch”) is pleased to present to the Board of Directors of the Company the conclusions from its valuation analyses which were prepared in order to assist the Board of Directors of the Company in its determination of the potential exchange ratio to be applied to ordinary and savings shares in the context of the envisaged merger with Telecom Italia S.p.A. (“Telecom Italia”) (the “Merger”).

Based on the information received from the Company, the transaction will envisage a merger by incorporation of TIM in Telecom Italia, to be effected through the cancellation of the ordinary and savings shares of TIM and a contemporaneous capital increase of Telecom Italia through the issuance of ordinary and savings shares to respective TIM shareholders. The Merger will be completed following the spin-off of a company fully owned by TIM as a going concern regarding the Italian mobile telephone assets, and following the launch by Telecom Italia of a voluntary partial public tender offer on a maximum of two thirds of the free float of TIM, on terms that will be communicated to the Board of Directors of TIM following an announcement from Telecom Italia, which is expected to take place today.

I.	Scope of the Mandate

Any valuations provided by Merrill Lynch are of a consultative and independent nature and are neither binding nor mandatory, it being in any event the responsibility of the Boards of Directors of the companies involved to establish the terms and conditions of the transaction. Moreover, the fairness of the exchange ratio will be specifically addressed in the opinion rendered by an auditing firm acting as independent expert as required by art. 2501 sexies of the Italian Civil Code. This opinion is intended to assist the Board of Directors of the Company by providing data, information and other useful elements through the indication of a range for the exchange ratio between ordinary and savings shares of TIM and ordinary and savings shares of Telecom Italia from the perspective of a comparative valuation. Therefore, the following analyses do not in any way constitute, and can not be interpreted as an estimate of the absolute values of the TIM and Telecom Italia shares or of the Telecom Italia shares post-merger, nor can they be considered an opinion or the equivalent of an opinion under art. 2501 sexies of the Italian Civil Code. Moreover, the analyses performed by Merrill Lynch do not constitute a valuation of the price at which TIM or Telecom Italia shares can be and/or could be actually sold or exchanged and of the value and/or price that can be considered higher or lower than the one resulting or otherwise implied by our analyses. Therefore, considering the different objectives and purposes, the valuations could differ, also in respect of the methods and valuation criteria utilised, from the ones that will have to be performed pursuant to art. 2501 sexies of the Italian Civil Code which will constitute (also in relation to possible modifications) the sole reference document for TIM shareholders in order to assess the fairness of the exchange ratio between TIM and Telecom Italia shares.

Subject to the limitations set out above and the conditions set out hereinafter, this opinion has been prepared for the exclusive use of the Board of Directors of the Company and must be read in connection with any potential clarifications which we might provide in the context of the oral presentation to the Board of Directors of TIM on 7 December 2004 (clarifications that, if reproduced in written documents, can not be assessed or considered on their own but must be taken only as supporting elements of this opinion). Therefore no other person is, with the exception of the members of the Board, and in such case subject to the limitations set out above, authorised to rely upon the present document and its contents.

We would like to point out that our analyses do not address any aspect of the Merger other than the one described above. Therefore, in presenting its analyses Merrill Lynch does not express any opinion as to the industrial and financial motivations or merits underlying the decision to proceed with and/or effect the Merger or alternative transactions, or whether the Merger is in the best interests of the shareholders of the Company. Moreover, our analyses, given their objectives and scope, are not addressed to TIM or Telecom Italia shareholders and they do not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

Merrill Lynch did not provide legal or tax assistance in relation to the Merger, neither has it assumed any obligation to conduct any physical inspection of the tangible or intangible assets or liabilities (including derivative instruments, warranties, commitments or other off-balance sheet items) of TIM, Telecom Italia or their affiliates. In preparing its opinion, Merrill Lynch has reviewed the documentation described in Section III - “Information Used” – without performing any due diligence or verification of the information contained in the documentation. In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. With respect to the financial forecast information furnished to or discussed with us by TIM and Telecom Italia, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the management of TIM and Telecom Italia as to the expected future financial performance of TIM and Telecom Italia. Merrill Lynch does not assume any responsibility in relation to those estimates and projections or in relation to the sources based on which the same estimates or forecasts have been prepared. Merrill Lynch has acted on the assumption that they have been reasonably prepared and reflect the best currently available estimates as to the expected future financial performance of TIM, Telecom Italia and their affiliates, without performing any independent verification or appraisal. Therefore, Merrill Lynch does not assume any responsibility in relation to the truthfulness, completeness and accuracy of the information utilised for the preparation of this opinion.

Given the time lapse between the reference date of our analyses and the effective date of the Merger, Merrill Lynch asks that you take note of the fact that our analyses, as outlined further on the following pages, are necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date of this letter. Accordingly therefore Merrill Lynch does not assume any responsibility as to any potential incompleteness of or defects in the analyses or their conclusions, Merrill Lynch having furthermore acted upon the additional assumption that at the date of effectiveness of the Merger, no events, facts or omissions occurred that had or could have affected the balance sheet, the economic, financial, regulatory conditions or the profitability of the companies involved in the Merger, or their financial outlook and forecasts and economic and market conditions.

Our opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter, and, in case of changes in the reference markets and sectors, could differ significantly in the future.

The conclusions set out in this document are based on all of the indications and valuations set out herein and therefore no single part of the letter can be considered or in any way utilised separately from the document as a whole. In the event of a possible publication of this letter, this letter must be published in its entirety and after having obtained Merrill Lynch’s prior written consent, it being understood that the contents might be made public if required by applicable laws or pursuant to a request by Consob.

The Company acknowledges that Merrill Lynch has in the past acted as and in the future could act as financial advisor to the direct and indirect shareholders of the Company and Telecom Italia.

II.	Assumptions used in the analyses

The analyses performed must also be interpreted in light of the following assumptions:

•	The valuations refer to today’s date, assuming balance sheet estimates by TIM and Telecom Italia at 31 December, 2004;

•	We did not take into account extraordinary or unpredictable events; in particular we did not take into account the financial and accounting effects linked to the potential exercise of the withdrawal rights (“diritto di recesso”) granted to savings shareholders of TIM, as communicated to us by the Company;

•	We did not take into account positive and/or negative effects that could arise from the Merger for the companies involved;

•	Based on the information made available to us from TIM and Telecom Italia we have assumed that the terms and economic and financial effects of the tender offer do not modify the proposed exchange ratio range; we have further assumed that the current credit rating of Telecom Italia Group will remain unchanged and that there will be no adverse accounting and fiscal effects for the companies involved.

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III.	Information used

In preparing its opinion, Merrill Lynch has used information, historical financial data and forecasts provided by TIM and Telecom Italia and in particular:

•	The “Reporting TI Group” document containing historical information and forecasts for the years 2005-2007, including macroeconomic assumptions, updated to 3 December 2004, and the Group ownership structure at the reference date;

•	The “Project Sunrise” presentation dated December 2004 and provided by Telecom Italia to the rating agencies Standard & Poor’s and Moody’s, which includes, among others, several scenarios in relation to the overall structure of the transaction, and considerations in relation to the financial structure of the Group following the completion of the transaction;

•	Considerations, estimates and assumptions with reference to medium to long-term economic and financial trends of the companies being valued, provided to us during a limited number of discussions held with some members of the TIM and Telecom Italia management responsible for the planning and control of the fixed line and mobile activities in Italy and of the main international affiliates of the Group, in relation to, among others, growth, profitability and cash flow generation of the companies;

•	Information provided by TIM and Telecom Italia on the assets and liabilities of the companies, in relation to, among others, the deferred tax asset, stock option plans, number of treasury shares held by the companies and the convertible bond issued by Telecom Italia.

Merrill Lynch has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, without having independently verified such information. With respect to the financial forecast information furnished by TIM and Telecom Italia, Merrill Lynch has assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the management of TIM and Telecom Italia as to the expected future financial performance of TIM, Telecom Italia and their affiliates.

Merrill Lynch has used information regarding market prices, publicly traded companies comparable to TIM and Telecom Italia and information in relation to general economic trends, markets, monetary conditions and tax regulations, also with reference to countries in which the international affiliates of TIM e Telecom Italia operate.

IV.	Valuation criteria

In light of the proposed transaction, the analyses do not intend to evaluate the absolute values of the companies, but aim at obtaining values that are comparable when determining the exchange ratio, through the adoption of homogeneous and consistent criteria in order to safeguard the interests of the shareholders of the companies involved, with particular reference to the minority shareholders.

In order to determine the equity value of TIM and Telecom Italia, we have used the following valuation approaches:

•	Market prices: this approach is significant considering, among others, that: the shares of the two companies are listed and highly liquid, the market capitalisations of TIM and Telecom Italia are a significant component of the stock exchange and reference indices (9.3% and 6.5% of MIB 30 index, respectively, at 22 November 2004), both companies are widely covered by research analysts, the shareholder base of the companies includes highly sophisticated international institutional investors and investors specialised in the telecommunication sectors, valuation parameters for comparison with comparable operators in other countries are readily available in the market. In this specific case we believe that prices have to be observed on various time frames, also in light of share price movements occurring immediately prior to the announcement of the transaction and possibly linked to the uncertainty caused by the increasing speculation and hypotheses published by analysts and observers of the companies involved in relation to the transaction;

•

Sum of the parts method: this approach determines the value of the equity as a sum of the values of each asset individually evaluated, adjusted to take into account the net financial position and other potential assets or liabilities of the companies. With regard to the valuation of the single asset, we have mainly used the Discounted Cash Flows (“DCF”) methodology, applied to the main assets of TIM and Telecom Italia, namely the Italian mobile and fixed line operations and the main international affiliates; for the remaining assets we made reference to valuation methodologies based on the market price, where available and deemed appropriate or, for minor activities or non-consolidated assets, the book value.

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With regard to the balance sheet of the companies, we used the estimates provided by TIM and Telecom Italia at 31 December 2004, as indicated above. It is to be noted that, in the context of this approach, TIM valuation is an important element to determine Telecom Italia valuation the latter being the owner of a 56% stake in TIM ordinary shares. Finally, with particular reference to the DCF methodology, it is to be noted that the use of forecast data that are uncertain and limited to projections for the years 2005-2007, combined with the use of numerous assumptions for the calculation of the terminal value, a significant component of the valuation, constitute important elements in the difficulty of preparing the valuation.

As a supporting methodology Merrill Lynch has also analysed brokers’ target prices for TIM and Telecom Italia, and trading multiples of comparable publicly traded companies.

V.	Valuation of the Equity and Determination of the Exchange Ratio

The results of our analyses aimed at determining the equity value of TIM and Telecom Italia are summarised in the following paragraphs.

The following table shows the official price on 3 December 2004 (last price before the announcement of the transaction), the averages, weighted for the traded volumes, of the ordinary and savings shares of TIM and Telecom Italia over the period of one week, one, three, six and twelve months, and the resulting exchange ratios:

	Ordinary Shares			Savings Shares
	TI Price (€)	TIM Price (€)	Exch. Ratio	TI Price (€)	TIM Price (€)	Exch. Ratio
Market Price: weighted averages
3 December 2004	2.97	5.19	1.75	2.18	5.37	2.46
1 week average	2.95	5.13	1.74	2.13	5.32	2.49
1 month average	2.88	4.93	1.71	2.09	5.09	2.44
3 month average	2.72	4.67	1.72	1.99	4.86	2.44
6 month average	2.63	4.59	1.75	1.91	4.75	2.48
12 month average	2.58	4.58	1.77	1.87	4.64	2.48

A similar analysis has been performed for the period prior to 19 November 2004, the day when traded volumes were extraordinarily high when compared to average daily volumes typically traded for the companies’ shares; this date has been taken as the date when the rumours of a potential company restructuring began influencing the companies’ share prices:

	Ordinary Shares			Savings Shares
	TI Price (€)	TIM Price (€)	Exch. Ratio	TIM Price (€)	TI Price (€)	Exch. Ratio
Market Price: weighted averages
18 November 2004	2.90	4.89	1.69	2.12	4.86	2.29
1 week average	2.85	4.84	1.70	2.08	4.80	2.32
1 month average	2.73	4.70	1.72	2.02	4.66	2.30
3 month average	2.61	4.53	1.73	1.93	4.51	2.34
6 month average	2.56	4.51	1.76	1.87	4.47	2.39
12 month average	2.55	4.53	1.78	1.84	4.46	2.42

As far as the sum of the parts methodology is concerned, in order to calculate the equity value per share, beside the assumptions described above, we also took into account the following elements:

•	Net financial position: we have utilised the estimates at 31 December 2004 prepared by the companies, i.e. Euro 194 million (net cash) for TIM, and negative for Euro 29,927 million for Telecom Italia (net debt);

•

Savings shares: in order to allocate the value between the different classes of shares, we observed the price differences over time frames sufficiently long (see table below). With particular reference to TIM savings shares, we have observed discounts in the range of 0.3% - 1.7% in the three, six and twelve months, even if immediately prior to the announcement of the transaction savings shares traded at a premium (since 19 November). In summary, also considering the limited market value and traded volumes of such category of shares compared to ordinary shares, and in light of the fact that, typically,

4

such shares trade at a discount compared to ordinary shares, we have assumed no discount or premium, treating such shares in line with the ordinaries. With reference to Telecom Italia savings shares, we took as reference point the average discount in the six months prior to announcement of the transaction, equal to 27.0%;

	TI	TIM
Savings discount to Ordinary
3 December 2004	26.5%	(3.4)%
1 week average	27.9%	(4.0)%
1 month average	27.3%	(1.7)%
3 month average	26.2%	0.3%
6 month average	27.0%	1.4%
12 month average	28.1%	1.7%

•	stock options: we took into account the shares underlying the options exercisable at 31 December 2004, with a strike price lower than the current market price. In particular, we took into account 29.5 million shares for TIM and 119.6 million shares for Telecom Italia;

•	convertible bonds: we took into account the shares underlying the “Telecom Italia 1.5% 2001-2010” convertible bond (1,126.4 million shares);

•	deferred tax asset: we took into account the tax savings for Telecom Italia and TIM arising mainly from write downs of some equity stakes effected in the past, as indicated by the companies;

•	Telecom Italia stake in TIM: we took into account 4,734 million TIM shares held by Telecom Italia S.p.A. and “Telecom Italia Finance”;

•	treasury shares: those shares have been deducted from the total number of shares;

•	expected dividends: since the dividend payment is expected to occur later than six months from the date of the fairness opinion and in light of the uncertainty of the related amount, we have not adjusted the values for the dividend.

The sum of the parts methodology leads to the following results:

	Ordinary Shares		Savings Shares
TIM Equity value	Min	Max	Min	Max
Value per share (Euro)	4.92	6.47	4.92	6.47
Telecom Italia Equity value	Min	Max	Min	Max
Value per share (Euro)	2.77	3.94	2.02	2.87
Exchange Ratio	1.78	1.64	2.44	2.25

VI.	Conclusions

The analyses performed and described above indicate an exchange ratio, understood as the number of new Telecom Italia shares to be issued in exchange for each TIM share of the same category, in the following ranges:

Ordinary shares:	1.69 – 1.78
Savings shares:	2.29 – 2.44

Merrill Lynch International – Milan Branch

Maurizio Tamagnini

Managing Director of Investment Banking

5

ANEX XIV (b)

TIM S.p.A.

Via Cavalli n. 6

10100 Torino

Italia

23 January 2005

The present document constitutes a translation of the letter in Italian rendered by Merrill Lynch to the Board of Directors of TIM S.p.A. on January 23, 2005. Such translation is for convenience purposes only and the only valid and binding version is the Italian one. In case of a disagreement or discrepancy between the translation and the original Italian version of this document, the original Italian version will prevail.

To the Members of the Board of Directors:

On 7 December, 2004, we rendered a fairness opinion (the “Fairness Opinion”) to the Board of Directors of TIM S.p.A. (“TIM”) as to the fairness, from a financial point of view, of the exchange ratio for the ordinary and savings shares of TIM in the context of the merger between TIM and Telecom Italia S.p.A. (“Telecom Italia”).

As per your request, we have subsequently acknowledged the final results of the tender offer launched by Telecom Italia on a certain number of ordinary shares and on all the savings shares of TIM. We have also looked at the evolution of market, economic and regulatory conditions as from the date of the fairness opinion and received confirmation by the managements of TIM and Telecom Italia of the absence of any events which might have changed the current and future economic and financial situation of TIM and Telecom Italia, as existing and presented to us in the period when we performed our valuation analyses.

Based on the above, with this letter, which is to be considered an integral part of the Fairness Opinion, we confirm the conclusions of our valuation analyses already expressed at the time of the Board of Directors meeting of 7 December 2004, and in particular we confirm our opinion expressed in relation to the fairness, from a financial point of view, as to the exchange ratio terms proposed by the Board of Directors.

Merrill Lynch International – Milan Branch

Maurizio Tamagnini

Managing Director of Investment Banking

ANNEX XIV (c)

Description of the Analyses Conducted by Merrill Lynch as Financial Adviser of TIM with respect its own Fairness Opinion

The present document constitutes a translation of the Description of the Analyses produced by Merrill Lynch in Italian in relation to the analysis performed for the Fairness Opinion rendered by Merrill Lynch to the Board of Directors of TIM S.p.A. on December 7, 2004. Such translation is for convenience purposes only and the valid and binding version is the Italian one. In case of any disagreement or discrepancy between the translation and the original Italian version of this document, the original Italian version will prevail.

On 7 December, 2004, Merrill Lynch International – Milan Branch rendered a fairness opinion (the “Opinion”) to the Board of Directors of TIM S.p.A. (“TIM” or “the Company”) as to the fairness, from a financial point of view, of the exchange ratio for the ordinary and savings shares of TIM in the context of the merger (“the Merger”) between TIM and Telecom Italia S.p.A. (“Telecom Italia”).

Subsequently, with a letter dated 23 January 2005 (the “Confirmation Letter”), to be considered as an integral part of the Opinion, Merrill Lynch has confirmed, for that date, the conclusions outlined in the Opinion on the basis of and subject to the premises and qualifications described in the Opinion and Confirmation Letter. In the Confirmation Letter, as requested by the Company, we have taken into account, inter alia, the final results of the tender offer launched by Telecom Italia on a certain number of ordinary shares and on all the savings shares of TIM.

Any valuations provided by Merrill Lynch are of a consultative and independent nature and are neither binding nor mandatory, it being in any event the responsibility of the Boards of Directors of the companies involved to establish the terms and conditions of the transaction. Moreover, the fairness of the exchange ratio will be specifically addressed in the opinion rendered by an auditing firm acting as independent expert as required by art. 2501 sexies of the Italian Civil Code. This opinion is intended to assist the Board of Directors of the Company by providing data, information and other useful elements through the indication of a range for the exchange ratio between ordinary and savings shares of TIM and ordinary and savings shares of Telecom Italia from the perspective of a comparative valuation. Therefore, the following analyses do not in any way constitute, and can not be interpreted as an estimate of the absolute values of the TIM and Telecom Italia shares or of the Telecom Italia shares post-merger, nor can they be considered an opinion or the equivalent of an opinion under art. 2501 sexies of the Italian Civil Code. Moreover, the analyses performed by Merrill Lynch do not constitute a valuation of the price at which TIM or Telecom Italia shares can be and/or could be actually sold or exchanged and of the value and/or price that can be considered higher or lower than the one resulting or otherwise implied by our analyses.

Subject to the limitations set out above and the conditions set out hereinafter, this opinion has been prepared for the exclusive use of the Board of Directors of the Company and must be read in connection with any potential clarifications which we might be provided in the context of the oral presentation to the Board of Directors of TIM on 7 December 2004 (clarifications that, if reproduced in written documents, can not be assessed or considered on their own but must be taken only as supporting elements of this opinion). Therefore no other person is, with the exception of the members of the Board, and in such case subject to the limitations set out above, authorised to rely upon the present document and its contents.

We would like to point out that our analyses do not address any aspect of the Merger other than the one described above. Therefore, in presenting its analyses Merrill Lynch does not express any opinion as to the industrial and financial motivations or merits underlying the decision to proceed with and/or effect the Merger or alternative transactions, or whether the Merger is in the best interests of the shareholders of the Company. Moreover, our analyses, given their objectives and scope, are not addressed to TIM or Telecom Italia shareholders and they do not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

The full text of the Opinion rendered on 7 December 2004 outlining the assumptions, the information and the documents reviewed and the limitations on the analyses performed by Merrill Lynch in relation to the Opinion, as well as the full text of the Confirmation Letter dated 23 January 2005, are herein included as Appendix XIV (a) and Appendix XIV (b) and constitute an integral part of this document. Addresses of this document are invited to review the Opinion and Confirmation Letter with attention and in their entirety.

Merrill Lynch did not provide legal or tax assistance in relation to the Merger, neither has it assumed any obligation to conduct any physical inspection of the tangible or intangible assets or liabilities (including derivative instruments, warranties, commitments or other off-balance sheet items) of TIM, Telecom Italia or their affiliates. In preparing its Opinion, Merrill Lynch has reviewed the documentation described below without performing any due diligence or verification of the information contained in the documentation. In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. With respect to the financial forecast information furnished to or discussed with us by TIM and Telecom Italia, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the management of TIM and Telecom Italia as to the expected future financial performance of TIM and Telecom Italia. Merrill Lynch does not assume any responsibility in relation to those estimates and projections or in relation to the sources based on which the same estimates or forecasts have been prepared. Merrill Lynch has acted on the assumption that they have been reasonably prepared and reflect the best currently available estimates as to the expected future financial performance of TIM, Telecom Italia and their affiliates, without performing any independent verification or appraisal. Therefore, Merrill Lynch does not assume any responsibility in relation to the truthfulness, completeness and accuracy of the information utilised for the preparation of this opinion.

Given the time lapse between the reference date of our analyses and the effective date of the Merger, Merrill Lynch asks that you take note of the fact that our analyses, as outlined further on the following pages, are necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date of this letter. Accordingly therefore Merrill Lynch does not assume any responsibility as to any potential incompleteness of or defects in the analyses or their conclusions, Merrill Lynch having furthermore acted upon the additional assumption that at the date of effectiveness of the Merger, no events, facts or omissions occurred that had or could have affected the balance sheet, the economic, financial, regulatory conditions or the profitability of the companies involved in the Merger, or their financial outlook and forecasts and economic and market conditions.

Our opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter, and, in case of changes in the reference markets and sectors, could differ significantly in the future.

In preparing its Opinion, Merrill Lynch has used information, historical financial data and forecasts provided by TIM and Telecom Italia and in particular:

•	The “Reporting TI Group” document containing historical information and forecasts for the years 2005-2007, including macroeconomic assumptions, updated to 3 December 2004, and the Group ownership structure at the reference date;

•	The “Project Sunrise” presentation dated December 2004 and provided by Telecom Italia to the rating agencies Standard & Poor’s and Moody’s, which includes, among others, several scenarios in relation to the overall structure of the transaction, and considerations in relation to the financial structure of the Group following the completion of the transaction;

•	Considerations, estimates and assumptions with reference to medium to long-term economic and financial trends of the companies being valued, provided to us during a limited number of discussions held with some members of the TIM and Telecom Italia management responsible for the planning and control of the fixed line and mobile activities in Italy and of the main international affiliates of the Group, in relation to, among others, growth, profitability and cash flow generation of the companies;

•	Information provided by TIM and Telecom Italia on the assets and liabilities of the companies, in relation to, among others, the deferred tax asset, stock option plans, number of treasury shares held by the companies and the convertible bond issued by Telecom Italia.

Merrill Lynch has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, without having independently verified such information. With respect to the financial forecast information furnished by TIM and Telecom Italia, Merrill Lynch has assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the management of TIM and Telecom Italia as to the expected future financial performance of TIM, Telecom Italia and their affiliates.

Merrill Lynch has used information regarding market prices, publicly traded companies comparable to TIM and Telecom Italia and information in relation to general economic trends, markets, monetary conditions and tax regulations, also with reference to countries in which the international affiliates of TIM e Telecom Italia operate.

In light of the proposed transaction, the analyses do not intend to evaluate the absolute values of the companies, but aim at obtaining values that are comparable when determining the exchange ratio, through the adoption of

2

homogeneous and consistent criteria in order to safeguard the interests of the shareholders of the companies involved, with particular reference to the minority shareholders.

In order to determine the equity value of TIM and Telecom Italia, we have utilised two main valuation methodologies: sum of the parts and market prices.

As a supporting methodology Merrill Lynch has also analysed brokers’ target prices for TIM and Telecom Italia, and trading multiples of comparable publicly traded companies.

The sum of the parts approach determines the value of the equity as a sum of the values of each asset individually evaluated, adjusted to take into account the net financial position and other potential assets or liabilities of the companies.

The sum of the parts methodology leads to the following results:

	Ordinary Shares		Savings Shares
TIM Equity value	Min	Max	Min	Max
Value per share (Euro)	4.92	6.47	4.92	6.47
Telecom Italia Equity value	Min	Max	Min	Max
Value per share (Euro)	2.77	3.94	2.02	2.87
Exchange Ratio	1.78	1.64	2.44	2.25

Sum of the parts of TIM. Merrill Lynch has utilised the discounted cash flow methodology (“DCF”) for the main operations, such as, for example, TIM SpA, TIM Hellas, Maxitel, TIM Brasil and others. For minor or non-consolidated assets, we have utilised the book value.

In performing the DCF analysis we have used, among others:

•	unlevered free cash flows for the main operations, as per TIM management forecasts for 2004 – 2007;

•	discount rates based on WACC of the single asset individually valued, ranging from 8.50% to 9.50% for the main European and North American operations, and from 12.75% to 14.75% for the main South American operations;

•	terminal value calculated with the perpetuity method, utilising rates based on the growth prospects of single asset individually valued, ranging from 1.50% to 2.75% for the main European and North American operations, and from 3.50% and 5.50% for the main South American operations.

In order to calculate the equity value per share, beside the assumptions described above, we also took into account the following elements:

•	Net financial position: we have utilised the estimates at 31 December 2004 prepared by the Company, i.e. Euro 194 million (net cash);

•	Savings shares: in order to allocate the value between the different classes of shares, we observed the price differences over time frames sufficiently long. With particular reference to TIM savings shares, we have observed discounts in the range of 0.3% - 1.7% in the three, six and twelve months, even if immediately prior to the announcement of the transaction savings shares traded at a premium (since 19 November). In summary, also considering the limited market value and traded volumes of such category of shares compared to ordinary shares, and in light of the fact that, typically, such shares trade at a discount compared to ordinary shares, we have assumed no discount or premium, treating such shares in line with the ordinaries.

TIM
Savings discount to Ordinary
3 December 2004	(3.4)%
1 week average	(4.0)%
1 month average	(1.7)%
3 month average	0.3%
6 month average	1.4%
12 month average	1.7%

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•	Stock options: we took into account the shares underlying the options exercisable at 31 December 2004, with a strike price lower than the current market price. In particular, we took into account 29.5 million shares for TIM;

•	Deferred tax asset: we took into account the tax savings for TIM arising mainly from write downs of some equity stakes effected in the past, as indicated by the Company;

•	Treasury shares: those shares have been deducted from the total number of shares;

•	Expected dividends: since the dividend payment is expected to occur later than six months from the date of the Opinion and in light of the uncertainty of the related amount, we have not adjusted the values for the dividend.

Sum of the parts of Telecom Italia. Merrill Lynch has utilised the discounted cash flow methodology for the operations denominated “Wireline” and for some consolidated assets. As far as Telecom Italia Media is concerned, we have utilised the market value, while for the stake in TIM, market value has not been utilised to be consistent with the valuation methodology utilised for TIM, according to the principle of a relative and comparable valuation. For minor or non-consolidated assets, we have utilised the book value.

In performing the DCF analysis we have used, among others:

•	unlevered free cash flows for the main operations, as per TI management forecasts for 2004 – 2007;

•	discount rates based on WACC of the single asset individually valued, ranging from 8.25% to 9.25% for the “Wireline” operations, and from 9.75% to 15.75% for the main South American operations;

•	terminal value calculated with the perpetuity method, utilising rates based on the growth prospects of single asset individually valued, ranging from 0.50% to 1.50% for the “Wireline” operations, and from 1.50% to 2.50% for the main South American operations.

In order to calculate the equity value per share, beside the assumptions described above, we also took into account the following elements:

•	Net financial position: we have utilised the estimates at 31 December 2004 prepared by Telecom Italia, negative for Euro 29,927 million (net debt);

•	Savings shares: with reference to Telecom Italia savings shares, we took as reference point the average discount in the six months prior to announcement of the transaction, equal to 27.0%;

TI
Savings discount to Ordinary
3 December 2004	26.5%
1 week average	27.9%
1 month average	27.3%
3 month average	26.2%
6 month average	27.0%
12 month average	28.1%

•	stock options: we took into account the shares underlying the options exercisable at 31 December 2004, with a strike price lower than the current market price. In particular, we took into account 119.6 million shares for Telecom Italia;

•	convertible bonds: we took into account the shares underlying the “Telecom Italia 1.5% 2001-2010” convertible bond (1,126.4 million shares);

•	deferred tax asset: we took into account the tax savings for Telecom Italia arising mainly from write downs of some equity stakes effected in the past, as indicated by the company;

•	Telecom Italia stake in TIM: we took into account 4,734 million TIM shares held by Telecom Italia S.p.A. and “Telecom Italia Finance”;

•	treasury shares: those shares have been deducted from the total number of shares;

•	expected dividends: also for Telecom Italia we have not adjusted the values for the dividend.

4

The following table shows the official price on 3 December 2004 (last price before the announcement of the transaction), the averages, weighted for the traded volumes, of the ordinary and savings shares of TIM and Telecom Italia over the period of one week, one, three, six and twelve months, and the resulting exchange ratios:

	Ordinary Shares			Savings Shares
	TI Price	TIM Price	Exch. Ratio	TI Price	TIM Price	Exch. Ratio
	(Euro)	(Euro)		(Euro)	(Euro)
Market Price: weighted averages
3 December 2004	2.97	5.19	1.75	2.18	5.37	2.46
1 week average	2.95	5.13	1.74	2.13	5.32	2.49
1 month average	2.88	4.93	1.71	2.09	5.09	2.44
3 month average	2.72	4.67	1.72	1.99	4.86	2.44
6 month average	2.63	4.59	1.75	1.91	4.75	2.48
12 month average	2.58	4.58	1.77	1.87	4.64	2.48

A similar analysis has been performed for the period prior to 19 November 2004, the day when traded volumes were extraordinarily high when compared to average daily volumes typically traded for the companies’ shares; this date has been taken as the date when the rumours of a potential company restructuring began influencing the companies’ share prices:

	Ordinary Shares			Savings Shares
	TI Price	TIM Price	TI Price	TIM Price	TI Price	TIM Price
	(Euro)	(Euro)		(Euro)	(Euro)
Market Price: weighted averages
3 December 2004	2.90	4.89	1.69	2.12	4.86	2.29
1 week average	2.85	4.84	1.70	2.08	4.80	2.32
1 month average	2.73	4.70	1.72	2.02	4.66	2.30
3 month average	2.61	4.53	1.73	1.93	4.51	2.34
6 month average	2.56	4.51	1.76	1.87	4.47	2.39
12 month average	2.55	4.53	1.78	1.84	4.46	2.42

Our analyses have been prepared in order to assist the Board of Directors of TIM as to the fairness, from a financial point of view, for the ordinary and savings shareholders of TIM, with the exception of Telecom Italia, of the exchange ratios in the context of the Merger. The analyses do not aim at evaluating the fair absolute value of the shares or the price at which the shares or assets could be actually sold.

The Opinion and the Confirmation Letter of Merrill Lynch and the financial analyses are only one of a number of elements considered by the Board of Directors of TIM for the approval of the resolution regarding the Merger, and therefore must not be deemed as decisive for the decision of the Board of Directors.

Merrill Lynch has been appointed by the Board of Directors of TIM, on the basis of the recommendations of its independent members forming the Committee for Internal Control and Corporate Governance, to act as advisor in the context of the overall transaction. In this context, Merrill Lynch has rendered an opinion as to the fairness, from a financial point of view, for the ordinary and savings shareholders of TIM, with the exception of Telecom Italia, of the exchange ratios in the context of the Merger, and a fairness opinion as to the fairness, from a financial point of view, of the price offered by Telecom Italia in relation to the tender offer launched, in the context of the Merger, over the two thirds of the ordinary free float and on all savings shares of TIM.

For the services rendered, Merrill Lynch has accrued a Euro 14.0 million fee, of which Euro 4.2 million accrued following the delivery of the opinion in relation to the exchange ratios, and Euro 9.8 million accrued following the delivery of the opinion in relation to the tender offer. Moreover, TIM has agreed to reimburse Merrill Lynch for the reasonable expenses sustained in relation to its services, including potential fees payable to external lawyers, up to Euro 100 thousand, and will indemnify Merrill Lynch from potential liabilities that could arise in relation to the mandate or other aspects in relation to the mandate.

Merrill Lynch is part of a financial services group (the “Group”) which includes, among other businesses, equity and debt securities trading for both clients and as principal, securities offerings, fund management, financing services and financial advisory services. Therefore, in the ordinary course of its activities, one or more companies of the Group could be engaged in transactions regarding financial instruments of TIM and/or Telecom Italia and/or other companies involved in the Merger.

5

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6

ANNEX XV (a)

            STUDIO CASO’

dottori commercialisti associati

To the Board of Directors of Telecom Italia Mobile SpA Via Giannone 4 Torino

OPINION

REQUESTED BY THE BOARD OF DIRECTORS OF

TELECOM ITALIA MOBILE S.P.A.

IN ORDER TO ESTABLISH THE EXCHANGE RATIO OF

THE SHARES WITH REGARD TO THE MERGER OF

TELECOM ITALIA MOBILE S.P.A.

INTO

TELECOM ITALIA S.P.A.

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

1

            STUDIO CASO’

dottori commercialisti associati

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

1)    Introduction

The Board of Directors of Telecom Italia Mobile S.p.A. has asked our Firm (“Assignment”), in the person of Angelo Caso to issue its professional opinion (“Opinion”) on determining the shares exchange ratio should a merger of Telecom Italia Mobile S.p.a. into its controlling company Telecom Italia S.p.A. occur.

The “Assignment” excludes the survey of legal, fiscal and accounting aspects of the said deal, as well as the assessment of the economic and strategic drivers of the expected business integration.

The financial and economic data, as well as any other information used to prepare this “Opinion” have been provided to us by Telecom Italia Mobile S.p.A. These data and information have not been verified by us, therefore the sole responsibility of the truthfulness, accuracy and completeness of such data and information is that of the Company.

With reference to such data and information, in the drawing up of this “Opinion” we have relied on the assumption that the Company has not suppressed any event or situation that could, even potentially, affect the said data and information, and on the additional assumption of the completeness and truthfulness of all the data and information.

This “Opinion” has been prepared for the members of the Board of Directors of Telecom Italia Mobile S.p.A. only, to support their assessments and decisions regarding the expected merger and cannot be used for different purposes, neither entirely nor partially, nor exhibited to third parties without our written consent, except when required by Law.

2)    Our engagement and purpose of the assignment

The “Assignment” has been conferred to us by an engagement letter and this “Opinion” refers only to such letter.

According to the scope of the “Assignment”, the “Opinion” requested has the only purpose to provide the Board of Directors of Telecom Italia Mobile S.p.A. with elements and references in order to identify the exchange ratio between the ordinary shares of Telecom Italia Mobile S.p.A. and the ordinary shares of Telecom Italia S.p.A., and of the savings shares of Telecom Italia Mobile S.p.A. and the savings shares of Telecom Italia S.p.A.

The Board of Directors of Telecom Italia Mobile S.p.A. informed us that Telecom Italia S.p.A., when proposing to their shareholders the merger with Telecom Italia Mobile S.p.A., will examine the possibility to launch a Tender Offer (Offerta Pubblica di Acquisto – OPA) on a significant amount of the outstanding shares of Telecom Italia Mobile S.p.A. The Board of Directors of Telecom Italia Mobile S.p.A. will consider this proposal in detail.

The conclusions expressed in this “Opinion” did not take into consideration the possibility that the OPA may be carried out prior to the above described merger.

The evaluation of the two Companies, parties to the merger, was carried out with the sole purpose to determine relative and comparable values in order to identify the exchange ratio of the shares.

As a consequence, the Companies assessed value is not relevant outside the context of this document and does not constitute in any way an assessment of the absolute value of the shares of the merging companies Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A., nor of the other companies belonging to the Group.

All the assessments and comments included in this “Opinion” are made within the context and for the purposes of this “Opinion” and cannot be used out of the context of this “Opinion” or for different purposes.

This “Opinion” applies to the economic and market conditions, general and specific, currently existing; any development that should occur after the date of this “Opinion” will not imply for our Firm any obligation to update this “Opinion”.

2

            STUDIO CASO’

dottori commercialisti associati

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

3)    Reference Material

In order to carry out the “Assignment” we have received from Telecom Italia Mobile S.p.A. the following documentation:

•	Annual Separate Financial Statements and Consolidated Financial Statements of Telecom Italia S.p.A. as of 31 December 2003;

•	Annual Separate Financial Statements and Consolidated Financial Statements of Telecom Italia Mobile S.p.A. as of 31 December 2003;

•	Half-year Report as of 30 June 2004 of Telecom Italia S.p.A

•	Half-year Report as of 30 June 2004 of Telecom Italia Mobile S.p.A.

•	Quarterly Report as of 30 September 2004 of Telecom Italia S.p.A.

•	Quarterly Report as of 30 September 2004 of Telecom Italia Mobile S.p.A.

•	Industrial Plan for the period 2005-2007 of Telecom Italia S.p.A.;

•	Industrial Plan for the period 2005-2007 of Telecom Italia Mobile S.p.A.;

•	Consolidated Cash-flow statement of Telecom Italia S.p.A. for the period 2005-2007;

•	Statement of cash-flow by business unit for the period 2005-2007;

•	Corporate By-laws of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A.

Moreover we have obtained public domain information such as:

•	Valuations and reports on the companies carried out by financial analysts;

•	Studies and evaluations of competitors and the markets where the companies operate;

•	Performance of the share price of Telecom Italia S.p.A., Telecom Italia Mobile S.p.A., and other companies of the Group.

4)    The valuation criteria applied to establish the exchange ratio

To establish the exchange ratio between the shares of the merging companies, we have valued the shares by adopting techniques generally accepted in similar deals.

In order to establish relative values between the two companies, and enable us to assess the fair ratio between the value of the shares rather than the absolute value of each of the two companies, we applied valuation criteria that are comparable and homogenous.

The evaluation of companies involved in deals of share exchange has to be carried out on a stand alone basis before the merger thus leaving aside any effect that could arise from the merger, such as synergies of operative, financial or strategic kind that could possibly arise from the business combination.

In order to establish the exchange ratio, we referred to historic share market quotations, considering different time spans and calculation systems.

The use of this method seems to be satisfactory in this case, given that both companies are listed on the same regulated market, a significant share of their Stock Capital is outstanding on such market, and that the shares under consideration are not illiquid and subject to not transient daily exchanges.

In this case the market value (Stock Exchange quotation), properly identified using different calculation systems, shows features undoubtedly homogenous, but also objective, as it is free from bias and neutral.

The above results were confirmed by the application of the “Sum of Parts” approach (dealing with Groups), under which we valued the main business units using when appropriate the Unlevered Discounted Cash Flow method.

3

            STUDIO CASO’

dottori commercialisti associati

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

5)    The exchange ratio

In order to establish the value range within which is comprised the fair exchange ratio of the shares of Telecom Italia Mobile with the shares of Telecom Italia S.p.A. , applying the method of the Market Price Exchange Ratios, we have made an analysis of the relative prices of the shares of Telecom Italia S.p.A. and of Telecom Italia Mobile S.p.A. in different periods of time to 3 December 2004, last day of the Exchange trading of the shares.

To this end we have taken into consideration the official prices weighted by the trading volumes as they were recorded by the Italian Stock Exchange (source: Datastream), as of 3 December 2004 and for the following time periods, ending on 3 December 2004:

•	1 month

•	3 months

•	6 months

•	12 months

The exchange ratios obtained:

Period	Ordinary shares “Telecom Italia Sp.A.” for ordinary share “Telecom Italia Mobile S.p.A”	Savings shares “Telecom Italia S.p.A.” for saving share “Telecom Italia Mobile S.p.A”
3 december 2004	1,75	2,46
One month to 3 December 2004	1,71	2,44
Three months to 3 December 2004	1,72	2,44
Six months to 3 December 2004	1,75	2,48
Twelve months to 3 December 2004	1,77	2,48

However, the analysis carried out has showed that the market prices in the days of the shares quotation, before the suspension requested by the Group, result (both in exchange volumes and in the share value) affected by market rumours - related to the reorganization of the whole Group to which the two companies belong - starting from 16 November 2004. Hence, the average of the market prices we have considered has, as final date, the 16 November 2004.

The exchange ratios thus obtained are the following:

Period	Ordinary shares “Telecom Italia Sp.A.” for ordinary share “Telecom Italia Mobile S.p.A”	Savings shares “Telecom Italia S.p.A.” for saving share “Telecom Italia Mobile S.p.A”
16 November 2004	1,71	2,33
One month to 16 November 2004	1,73	2,30
Three months to 16 November 2004	1,74	2,34
Six months to 16 November 2004	1,77	2,39
Twelve months to 16 November 2004	1,78	2,42

By applying the approach “Sum of Parts” we have assessed the value of the individual business units of the Group (evaluated as separated economic entities), net of the relative net financial position as of 31 December 2004.

The main business units have been evaluated with the method of the unlevered discounted cash flow.

The minor business units have been evaluated making reference to the Stock Exchange capitalization, if listed, or to market multiples or to carrying values, if not listed.

4

            STUDIO CASO’

dottori commercialisti associati

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

The exchange ratios obtained by applying the “Sum of Parts” approach confirm the value range highlighted by the analysis of the Market prices.

* * *

On the basis of the analysis carried out and summarized above, the exchange ratio that will be chosen by the Board of Directors of Telecom Italia Mobile S.p.A. will be fair, if falling within the following range:

Ordinary shares “Telecom Italia Sp.A.” for one ordinary share “Telecom Italia Mobile S.p.A”	1,71 – 1,78

Savings shares “Telecom Italia Sp.A.” for one savings share “Telecom Italia Mobile S.p.A”	2,30 – 2,42

Milano, 7 December 2004

5

ANNEX XV (b)

            STUDIO CASO’

dottori commercialisti associati

To the Board of Directors of

Telecom Italia Mobile S.p.A.

Via Giannone 4

Torino

Milano, 22 January 2005

Opinion in order to establish the exchange ratio of the shares with regard to the merger of Telecom Italia Mobile SPA into Telecom Italia SPA.

With reference to our Opinion issued on 7 December 2004, you asked us, on 21 January 2005, to confirm the conclusions there expressed.

To this purpose you informed us that from 7 December 2004 to 21 January 2005 it did not occur and it is not to your knowledge any event that has affected or could affect the data and information that you provided to us up to 6 December and that are indicated in our Opinion. Particularly you have stated that no change occurred “in the economic and financial position, in the business, in assets and liabilities or in the prospects of Telecom Italia SpA, of Telecom Italia Mobile SpA and of the other Group Companies” (as at 21 january 2005).

Having taken due note of the preceding, we point out, preliminarly, that the Opinion issued on 7 December 2004 has been drawn up by us without taking into consideration any possible effect arising from the Tender Offer (Offerta Pubblica di Acquisto – OPA) subsequently launched by Telecom Italia SpA on the shares of Telecom Italia Mobile SpA (as specifically indicated in the mentioned Opinion).

It is clear that the confirmation you are asking us with regard to the conclusions we expressed in our Opinion of 7 December 2004, is connected to the effect of the OPA (otherwise in consideration of what you communicated on 21 January 2005 and on that assumption, we would have no reason to change our Opinion).

For this reason we have asked you to let us know the actual results of the OPA which ended on 21 January 2005 and, to this end, you asked us to refer to the press release of 21 January 2005 issued by Telecom Italia SpA that communicated what follows (preliminary results).

1.	The number of the ordinary shares of Telecom Italia Mobile SpA offered to Telecom Italia SpA at the price of 5.60 each was 2,639,179,970.

2.	The number of the savings shares of Telecom Italia Mobile SpA offered to Telecom Italia SpA at the price of 5.60 each was 8,454,877.

Therefore the following documents complete the list of the material used by us and mentioned in our Opinion dated 7 December 2004;

1.	The offering document issued by Telecom Italia S.p.A. according to D. Lgs. 58/1998;

2.	The press release of Telecom Italia SpA dated 21 January 2005.

* * *

Preparing this confirmation, besides the information mentioned under 1 and 2 above, we have taken into consideration the following occurrences pointed out in the mentioned offering document:

•	Telecom Italia has contracted a loan, for the carrying out of the deal, for a total amount of 12 billions, on the terms of par. G.2 of the offering document;

•	The rating Agencies have not changed the rating given to Telecom Italia SpA shares;

•	The net financial position as at 31 December 2004 of the Telecom Italia SpA Group, which amounts to about 30 billions, would increase, as a result of the execution of the deal, to about 44 billions.

This confirmation is therefore based on all the data and all the occurrences mentioned above, as well as on the fact that, up to date, what you have stated with your communication of 21 January 2005, and above recalled, is still true.

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

            STUDIO CASO’

dottori commercialisti associati

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

In case that any data, occurrences or statements above mentioned should change in a material way, this confirmation could need to be modified.

* * *

That said, we point out that in our Opinion of 7 December 2004 we defined a range of values that could be assigned to the exchange ratio between the shares of Telecom Italia SpA and the shares of Telecom Italia Mobile SpA, applying an approach, detailed in our opinion, based on the historic market prices of those shares.

The range of values we established was the following:

Ordinary shares “Telecom Italia Sp.A.” for one ordinary share “Telecom Italia Mobile S.p.A”	1.71 –1.78
Savings shares “Telecom Italia Sp.A.” for one savings share “Telecom Italia Mobile S.p.A”	2.30 –2.42

It is our opinion that the above approach and the way it has been applied does not need to be modified as a consequence of the OPA as realized and described above, and of the other related data and occurrences shown above.

In particular it is our opinion that, in applying the evaluation approach based on market prices, no event occurred that could involve the need to modify the reference date we used as final date for our calculations (i.e. the “ante rumours” date identified as the 16 November 2004), as explained in our Opinion of 7 December 2004.

What above because the market prices of the period from 16 November to 3 December 2004 are affected by the market expectations consequent to rumours and the prices after 16 November 2004 are affected by the Group communications related to the deal in progress. Therefore, we deem that the market prices subsequent to 16 November 2004 cannot be used to carry out a proper application of the approach based on those prices.

Again with reference to our Opinion of 7 December 2004, we point out that we verified the exchange ratio by applying the Sum of Parts approach, net of the net financial position as at 31 December 2004 as then stated by you.

In carrying out the Sum of Parts procedure, the valuation of the main business units had been made with the unlevered discounted cash flow method, whereas the minor business units had been evaluated with reference to market prices (if listed) or to market multiples and to carrying amounts (if not listed); the all as better detailed in the mentioned Opinion dated 7 December 2004.

Following the OPA, as realized and communicated, and taking also into account the other data and occurrences communicated and highlighted above, we deemed to have to reperform the verification (particularly taking in due consideration the investment made by Telecom Italia SpA in ordinary and saving shares of Telecom Italia Mobile SpA and the related borrowing).

The results we obtained in this way confirm that the exchange ratio between the shares of the two Companies parties to the merger falls within the range of values identified with the method based on the market prices and quoted above.

* * *

In the light of what explained above, as per your request, we confirm the conclusions we reached in our Opinion of 7 December 2004, on the assumptions pointed out in that Opinion and on the assumptions pointed out in this confirmation letter.

Kind regards,

2

ANNEX XV (c)

Descriptive memo of the procedures adopted by Studio Casò to draw up the

Opinion in order to establish the exchange ratio of the shares with regard to the merger of Telecom Italia Mobile SpA into Telecom Italia SpA

This memo requested by Telecom Italia Mobile SpA to be enclosed to the “Documento Informativo” regarding the merger through incorporation of Telecom Italia Mobile SpA into Telecom Italia SpA, has been drawn up by Studio Casò on 5 March 2005.

This memo only makes reference to the Opinion dated 7 December 2004 regarding the establishment of the exchange ratio of shares within the scope of the said merger and to the confirmation letter dated 22 January 2005, documents delivered by Studio Casò to the Board of Directors of Telecom Italia Mobile SpA in the accomplishment of the assignment entrusted by this Company on 5 December 2005 (Opinion) and to the request of the same Company dated 21 January 2005 (Confirmation Letter).

The Opinion of 7 December 2005 and the Confirmation Letter of 22 January 2005 have been delivered to the Board of Directors of Telecom Italia Mobile SpA within the terms and the limits indicated in said documents; this memo doesn’t modify in any way those terms and limits.

This memo is not an autonomous and independent document and has no validity unless read together with the above mentioned documents; this memo doesn’t assume to be alternative and/or supplemental and/or modificative of the above said documents delivered to the Board of Directors of Telecom Italia Mobile SpA.

This memo has to be read together with the Opinion of 7 December 2004 and with the Letter of confirmation of 22 January 2005; an unconnected reading can imply the non perfect understanding of the approaches and methods adopted by Studio Casò and of the conclusions reached by Studio Casò.

The assignment conferred to Studio Casò specifically excluded:

a)	the survey of legal, fiscal and accounting aspects of the said deal, as well as the assessment of the economic and strategic drivers of the expected business integration;

b)	any verification of the financial and economic data, of the prospective data and of any information provided by Telecom Italia Mobile SpA; the Company conferring the assignment was the sole responsible both of the truthfulness and of the accuracy and completeness of the said data and information.

The conclusions reached by Studio Casò have relied on the assumption that the Company has not suppressed any event or situation that could, even potentially, affect the said data and information, and on the additional assumption of the completeness and truthfulness of all the data and information.

The Opinion delivered on 7 December 2004 has been drawn up disregarding any possible effect arising from the Tender Offer (Offerta Pubblica di Acquisto - OPA) subsequently launched by Telecom Italia SpA on the shares of Telecom Italia Mobile SpA.

These effects have, conversely, been taken into consideration in drawing up the confirmation letter dated 22 January 2005.

The data and information used are the following:

Opinion of 7 December 2004:

•	Annual Separate Financial Statements and Consolidated Financial Statements of Telecom Italia S.p.A. as of 31 December 2003;

•	Annual Separate Financial Statements and Consolidated Financial Statements of Telecom Italia Mobile S.p.A. as of 31 December 2003;

•	Half-year Report as of 30 June 2004 of Telecom Italia S.p.A

•	Half-year Report as of 30 June 2004 of Telecom Italia Mobile S.p.A.

•	Quarterly Report as of 30 September 2004 of Telecom Italia S.p.A.

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

1

•	Quarterly Report as of 30 September 2004 of Telecom Italia Mobile S.p.A.

•	Industrial Plan for the period 2005-2007 of Telecom Italia S.p.A.;

•	Industrial Plan for the period 2005-2007 of Telecom Italia Mobile S.p.A.;

•	Consolidated Cash-flow statement of Telecom Italia S.p.A. for the period 2005-2007;

•	Statement of cash-flow by business unit for the period 2005-2007;

•	Corporate By-laws of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A.

•	Valuations and reports on the companies carried out by financial analysts;

•	Studies and evaluations of competing companies and the markets where the companies operate;

•	Performance of the share price of Telecom Italia S.p.A., Telecom Italia Mobile S.p.A. and other companies of the Group.

Confirmation letter of 22 January 2005, besides the above:

•	The offering document issued by Telecom Italia S.p.A. according to D. Lgs. 58/1998;

•	The press release of Telecom Italia SpA dated 21 January 2005.

* * *

General methodological choices.

1.	The evaluations have been carried out taking into account the operative autonomy of the companies (stand alone) before the merger and thus leaving aside any effect that could arise from the merger, as synergies of operative, financial or strategic kind that could possibly arise from the business combination.

2.	Given the purposes of the assignment, in order to establish relative values able to state the fair ratio between the value of the shares of the two companies, we applied homogenous valuation criteria.

3.	Making the choice among different methods (used in doctrine and in procedure) we have identified as the most suitable in the case in point the method based on Stock Exchange quotations given that both the companies were (and are) listed on the same regulated market, that a significant share of their stock capital was (and is) outstanding on such market and that the shares were (and are) not illiquid and subject to non transient daily exchanges.

The different time-frames (spans) used and the different systems adopted to calculate the averages have allowed us to identify a range of values to give to the exchange ratio between the two companies.

4.	The results obtained, to the sole purpose of verifying the values indicated by the Stock Exchange quotations, have been compared with the results obtained with the Sum of Parts approach (results constituted, in this last case, by a precise value).

5.	In drawing up the confirmation letter of 22 January 2005 we have deemed that no event had occurred that could involve the need to adopt a method different from the one based on market prices to establish the range of values to be attributed to the exchange of the shares of the two Companies.

It was, conversely, necessary, again to the sole purpose of verifying the values indicated by the market, to compare over again these results with the ones resulting from the approach of the Sum of Parts. This because the evaluation of the two merging Companies has been made taking into account the outcome of the OPA launched by Telecom Italia SpA on the shares of Telecom Italia Mobile SpA.

Applying the method based on market prices.

We have made an analysis of the prices of the shares of Telecom Italia S.p.A. and of Telecom Italia Mobile S.p.A. in different periods of time to 3 December 2004, last day of the Exchange trading of the shares before the suspension requested by the Companies. In particular, we have taken into consideration the official prices

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

2

weighed by the trading volumes as they were recorded on the Telematic Capital Market of Milano operated by Borsa Italiana SpA (source: Datastream), for the following periods:

3 December 2004 (precise date)

1 month to 3 December 2004

3 months to 3 December 2004

6 months to 3 December 2004

12 months to 3 December 2004.

The analysis showed that the marked prices after 16 November 2004 are affected by the market expectations subsequent to rumours related to the reorganization of the Group Telecom Italia.

Therefore, the reference date taken as final date for the calculations has been 16 November 2004 and the time periods considered have been the following:

16 November 2004 (precise date)

1 month to 16 November 2004

3 months to 16 November 2004

6 months to 16 November 2004

12 months to 16 November 2004.

As to the confirmation letter of 22 January 2005, the date taken as final date for the calculations has not been modified because the prices after 3 December 2004 have been affected by the news concerning the extraordinary transactions resolved by the boards of directors of Telecom Italia SpA and of Telecom Italia Mobile SpA.

Applying the Sum of Parts.

The “Sum of Parts” has been used as a method to confirm the results obtained with the evaluation based on the market prices. It consists of the separate evaluation of the individual business making up the Group to be evaluated and of the subsequent sum of the values thus obtained.

The evaluation of the individual business units has been made considering these units as separate economic entities, net of the relative net financial position as of 31 December 2004, taking into account the interest share of the Group being evaluated.

The procedure has been applied both to the Group Telecom Italia SpA and to the Group Telecom Italia Mobile spA.

By applying it the main business units have been evaluated with the method of the unlevered discounted cash flow.

The evaluation of the other activities, considered their limited importance within the total evaluation of the Group, has been made making reference to the average stock exchange capitalization, if connected to listed companies and to market multiples or carrying values if connected to not listed companies.

The main choices we have made by applying the Unlevered Discounted Cash Flow method have been the following.

•	We made reference to the analytic forecasts of the cash flows ensuing from the operating management and contained in the Plan prepared by the Companies without any revision nor further projection in regard to the time period indicated by the Companies (2005/2007)

•	These cash flows have been considered net of the fiscal charge to be calculated on the operating earning (EBIT).

•	Besides the period of analytical forecast, it has been assumed a steady-state growth rate of the net operating cash flow of the year 2007. To establish the growth rates we have considered long term growth rates lined up with market benchmarks.

•	The rate used to discount the cash flows has been established as “weighted average cost of capital “Wacc”, computed assuming a target financial structure.

•	We have made reference to the net financial position foreseen at 31 December 2004 (this also as prepared and indicated by the Companies).

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

3

Conclusions represented in the Opinion of 7 December 2004 and confirmed in the Letter of 22 January 2005

The exchange ratio between the shares of Telecom Italia SpA and Telecom Italia Mobile SpA has been deemed fair if falling within the following range

Ordinary shares	1,71 – 1,78
Savings shares	2,30 – 2,42

The range has been established with the market prices method. However, it has been pointed out, as additional information, that by applying the Sum of Parts procedure, as briefly described above, we have obtained an exchange ratio which value falls within the said range.

* * *

The assignment to Studio Caso has been conferred on 5 December 2004 by the Board of Directors of Telecom Italia Mobile SpA following appointment of the Audit Committee of the Company.

Studio Caso, in the person of Dott. Angelo Caso, has been asked to draw up a professional opinion, of a technical nature, concerning the fairness of the exchange ratio of the shares between the two Companies parties to the merger.

Thus, it doesn’t deal neither with an advice and assistance activity on behalf of the Company nor with an activity meaning to complete the decision making process of Telecom Italia Mobile SpA.

Neither it dealt with the drawing up of a “survey report” nor a “estimate” according to Stock Exchange Regulation.

With reference to the assignment conferred to Studio Caso it was agreed an all-inclusive fee (expenses included) amounting to € 2.000.000,00 (two millions), plus Welfare Fund and VAT.

No further remuneration connected to the successful outcome of the operations of the two Companies has been foreseen in favour of Studio Caso given the neutral and independent contents of the requested Opinion.

Studio Caso has not supplied nor supplies other services in favour of the two Companies parties to the merger.

This document has been translated into the English language solely for the convenience of international readers. To all intents and purposes the only text in the Italian language is valid.

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ANNEX XVI

Telecom Italia S.p.A.

PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

as of and for the year ended December 31, 2004

INDEPENDENT AUDITORS’ REPORT ON EXAMINATION

OF PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

(Translation from the original Italian text)

INDEPENDENT AUDITORS’ REPORT ON EXAMINATION

OF PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

(Translation from the original Italian text)

To the Board of Directors of

Telecom Italia S.p.A.

1.	We examined the financial information consisting of pro-forma consolidated balance sheet and consolidated income statement (the “Pro-forma Consolidated Financial Information”), accompanied by the explanatory notes, of the Telecom Italia Group as of and for the year ended December 31, 2004.

Such Pro-forma Consolidated Financial Information derive from the historical data of the consolidated financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2004 and from the pro-forma adjustments applied to such data and examined by us. The consolidated financial statements as of and for the year ended December 31, 2004 have been audited by us and we have issued our auditors’ report on March 16, 2005.

The Pro-forma Consolidated Financial Information have been prepared on the basis of the assumptions described in the explanatory notes to reflect the effects of the merger by incorporation of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A., detailed in the Plan for the Merger adopted by the Boards of Directors of Telecom Italia Mobile S.p.A. and Telecom Italia S.p.A. on January 23, 2005.

2.	The Pro-forma Consolidated Financial Information, accompanied by the explanatory notes, as of and for the year ended December 31, 2004, have been prepared as required by article 70 of Consob Rule n.11971/99, and subsequent changes, in application of Law Decree n. 58/98 concerning the regulations governing listed companies.

The scope of the preparation of the Pro-forma Consolidated Financial Information is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the above mentioned merger transaction on the consolidated economic trend and on the consolidated balance sheet of the Telecom Italia Group, as if such transaction virtually occurred on December 31, 2004 and, with respect to the economic effects only, at the beginning of the year 2004. However, it should be noted that if the merger transaction had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

The directors of Telecom Italia S.p.A. are responsible for the preparation of the Pro-forma Consolidated Financial Information. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the directors for the preparation of the Pro-forma Consolidated Financial Information and on the correctness of the methodology utilized in preparing such data. In addition, it is our responsibility to express an opinion on the correctness of the valuation criteria and of the accounting principles applied.

3.	Our examination has been made in accordance with the criteria recommended by Consob in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data and applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4.	In our opinion, the assumptions adopted by Telecom Italia S.p.A. for the preparation of the financial information of the pro-forma consolidated balance sheet and consolidated income statement of the Telecom Italia Group as of and for the year ended December 31, 2004, accompanied by the explanatory notes to reflect the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A., described under paragraph 1 above, are reasonable and the methodology utilized for the preparation of the above mentioned financial information has been properly applied for the information purposes described above. In addition, we believe that the valuation criteria and the accounting principles have been properly applied for the preparation of such data.

Milan, March 23, 2005

Reconta Ernst & Young S.p.A.

Signed by: Felice Persico, Partner

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ANNEX XVII

Shareholders’ agreements published pursuant to Article 122 of Legislative decree n. 98/1998

Shareholders’ agreement between Pirelli & C. SpA (succeeded to Pirelli SpA*) and Edizione Holding SpA

- August 7, 2001 - signing	pg. 3
- September 14, 2001 - first act of amendment	pg. 15
- February 13, 2002 - second act of amendment	pg. 17

Shareholders’ agreement between Pirelli & C. SpA, (succeeded to Pirelli SpA*) Intesa SpA and Unicredito Italiano SpA

- September 14, 2001 - signing	pg. 20
- September 26, 2001 - first act of amendment	pg. 37
- October 24, 2001 - second act of amendment	pg. 42
- December 16, 2003 - third act of amendment	pg. 45

Shareholders’ agreement between Pirelli & C. SpA, (succeeded to Pirelli SpA*) Edizione Finance, Edizione Holding, Intesa SpA and Unicredito Italiano SpA

- February 21, 2003 - signing	pg. 51
- January 23, 2004 - first act of amendment	pg. 94
- January 28, 2005 - second act of amendment	pg. 99

(*) As of august 4, 2003, following the consummation of the merger by incorporation of Pirelli SpA into Pirelli & C. SpA.

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AGREEMENT BETWEEN PARTNERS

Between PIRELLI S.p.A. (joint-stock company, based in Milan, viale Sarca 222, having 1,042,775,333.08 Euros in stock capital, inscribed in the Milan Registry of Businesses, fiscal code and value-added tax number 0086890151, in the person of Chairman of the Board of Directors Dr. Marco Tronchetti Provera, who was granted the necessary powers through a resolution by the Board of Directors on July 28, 2001 (hereafter referred to as “Pirelli”)

- as one party -

and EDIZIONE HOLDING S.P.A., based in Treviso, Calmaggiore 23, with 90,692,800,000 lire in stock capital, inscribed in the Treviso Registry of Businesses under number 13945, fiscal code and value-added tax number 00778430264, in the person of Managing Director Dr. Gianni Mion, who was granted the necessary powers through a resolution of the Board of Directors on July 27, 2001 (hereafter referred to as “Edizione”)

- as the other party -

whereas

(a)    on the date of July 30, 2001, Pirelli and Edizione signed an offer to acquire, directly or through a subsidiary company to be named by the execution date as provided for therein, Olivetti Stock and Olivetti Warrants (as defined in paragraphs 1.01 and 1.23, respectively), from BELL S.A. (Spanish abbreviation for “company”)

(b)    the offer by Pirelli and Edizione was accepted on the same date by BELL S.A. and the Contract (as defined in paragraph 1.04) was then drawn up;

(c)    the Parties (as defined in paragraph 1.15) intend to designate a common assignee company to proceed with the acquisition of Olivetti Stock and Olivetti Warrants;

(d)    to achieve the objectives indicated in the preceding premise, the Parties constituted the Company (as defined in paragraph 1.18) on the date of August 3, 2001, and Edizione shall have 20% (twenty percent) participation in it and Pirelli shall have 80% (eighty percent) participation;

(e)    in executing separate agreements between the Parties and BELL S.A. and G.P.P. INTERNATIONAL S.A., on the date of July 30, 2001, Pirelli acquired, acting also on behalf of Edizione, through a wholly subsidiary company, Kallithea S.p.A. (formerly S.r.l.) (limited-responsibility partnership), the Remaining Olivetti Stock (as defined in paragraph 1.16), which on the same date paid the Price (as defined in paragraph 1.16), using the liquidity made available to it by Pirelli through Financing (as defined in paragraph 1.08);

(f)    the Parties intend to ensure that the Remaining Olivetti Stock are transferred to the Company as soon as possible and in any case no later than August 30, 2001, against payment augmented by financial obligations related to the Financing, to be made on August 30, 2001, of the value as of that date;

(g)    Pirelli owns Pirelli Participations and Edizione owns Edizione Participations (as defined in paragraphs 1.13 and 1.14, respectively), which both Parties intend to transfer and cause to be transferred to the Company for the respective unitary prices of 2,1734 (check original) and 2,172 Euros (representing their respective average prices);

(h)    upon completion of the preceding transactions, especially once the conditions contained in the Contract are fulfilled, the Company shall be the owner of the Participations (as defined in paragraph 1.12);

(i)    Pirelli and Edizione intend to invoke the same conditions relative to the agreements made between them on the date of July 30, 2001, with respect to their reciprocal relationships as partners in the Company;

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all these premises being stated,

and being an integral part of the agreement, the following is stipulated and agreed upon:

ARTICLE I

Definitions

In addition to the terms defined in other clauses of the Agreement (as defined in paragraph 1.06), for the purposes of the same, each of the terms listed below shall have the stated meaning:

1.01    “Olivetti Stock”: 1,552,662,120 ordinary shares of Olivetti S.p.A., which is the subject of the Contract.

1.02    “Company Stock”: 20% of the Company’s capital stock.

1.03    “Conditions”: conditions for suspension of the transfer of Olivetti Stock and Olivetti Warrants (as defined in paragraph 1.23) with regard to obtaining the Authorizations as provided for and required by the Contract.

1.04    “Contract”: the offer dated July 30, 2001, made by Pirelli and Edizione to BELL S.A., accepted on the same date with regard to the contract of sale of Olivetti Stock and Olivetti Warrants.

1.05    “Strategic Subsidiaries”: companies controlled by the Olivetti Group (as defined in paragraph 1.10 below), non quoted and operating in these sectors: infrastructures and services including the Internet, advertising collections, telephone annuities, television.

1.06    “Agreement”: this agreement between Partners stipulated on this date between Pirelli and Edizione.

1.07    “Execution Date”: the second Business Day (as defined in paragraph 1.09) preceding (stet) the execution date of the Contract.

1.08    “Financing”: the interest-bearing financing granted by Pirelli to Kallithea S.p.A. on July 30, 2001, with interest tied to the Euribor rate at 0.25% per month on an annualized basis.

1.09    “Business Day”: every calendar day, except for Saturdays, Sundays and days when banks are closed for normal business in the Milan market.

1.10    “Olivetti Group”: the companies of Olivetti S.p.A., Telecom Italia S.p.A., Telecom Italia Mobile S.p.A. and Seat-Pagine Gialle S.p.A..

1.11    “Olivetti”: the company Olivetti S.p.A., based in Ivrea, Via Jervis, no. 77.

1.12    “Participation”: Participation Pirelli, Participation Edizione, Olivetti Stock, Olivetti Warrants and the Remaining Olivetti Stock.

1.13    “Participation Edizione”: the 134,322,250 ordinary Olivetti Stock belonging to Edizione.

1.14    “Participations Pirelli”: the 130,980,000 ordinary Olivetti Stock owned by Pirelli.

1.15    “Party”/“Parties”: Edizione and Pirelli, together or separately.

1.16    “Price”: the sum of 4.175 (four point one seven five) Euros for each Olivetti share.

1.17    “Seat”: the company Seat-Pagine Gialle S.p.A., based in Turin, Via A. Saffi no. 18.

1.18    “Company”: the limited-responsibility company that the Parties constituted on August 3, 2001, and which will be turned into a stock company by August 30, 2001, for the acquisition of the Participations.

1.19    “Statute”: the company statute that the Parties shall adopt by August 30, 2001, a copy of which is attached here under number 1.19.

1.20    “Telecom Italia”: the company Telecom Italia S.p.A., based in Turin, Via Bertola no. 34.

1.21    “TIM”: the company Telecom Italia Mobile S.p.A., based in Turin, Via Bertola no. 34.

1.22    “Remaining Olivetti Stock”: 147,337,880 ordinary Olivetti Stock already acquired by Kallithea S.p.A.

1.23    “Olivetti Warrants”: 68,409,125 Olivetti warrants for 2001-2002, which are the subject of the Contract.

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ARTICLE II

Capitalization of the Company

The Parties hereby agree, by August 30, 2001 to adopt the text of the Corporate By-laws and to endow the Company with the means sufficient to enable the Company to acquire additional Olivetti Stock, the Pirelli Participation and the Edizione Participation, in an amount not less than 5,200,000,000 Euros, participating in Edizione, in the amount of no less than 20% (twenty percent), and in Pirelli, in the amount of no less than 80% (eighty percent).

ARTICLE III

Designation of Third Parties

(a)    The rights and obligations of the Parties deriving from this Agreement shall be understood to be assumed by the Parties unto themselves and/or by the person to be named by these parties by the Execution Date, in accordance and in observance with the terms established in Articles 1401 et sig. of the Civil Code and in accordance with the following conditions:

(i)	the designation may be made to only one person;

(ii)	the person named must be a company controlled by the nominating Party or must have 100% control over the nominating Party;

(b)    The nomination of the third party as established above and the respective acceptance thereof (when necessary) may occur through simple written statements, even arriving separately, as long as they are delivered to the other Party by the Execution Date, without any other restrictions in terms of the form (or any other nature), with a tacit understanding that the terms and stipulations of Article 1403 of the Civil Code are hereby waived;

(c)    each Party shall remain fully responsible for the person designated in accordance with the aforementioned stipulations;

(d)    to all effects of Article III herein, Edizione shall name its own 100% controlled company Edizione Finance International S.A..

ARTICLE IV

Corporate Governance Bodies of the Company

4.01    Composition of the Board of Directors. For the entire term of the present Agreement, the Parties hereby agree to do everything in their power, within the limits permitted by law so that:

(i)	The Board of Directors of the Companies is composed of 10 (ten) members;

(ii)	2 (two) Board Members out of 10 (ten) are named by Edizione;

(iii)	in the event that a Executive Committee is name, 1 (one) of its members shall be elected from the 2 (two) board members named by Edizione;

(iv)	The Vice-President of the Board of Directors is named by Edizione from the 2 (two) board members named by Edizione; this person shall have the powers of vice-legal representative of the company.

4.02    Transfer of Duties. In the event that, for any reason whatsoever, including death, termination of the work agreement, or revocation on the part of the assembly of shareholders, one of the members of the board of directors named in accordance with the stipulations established herein should cease to perform the duties inherent in the position of board member, the Parties hereby agree to do everything in their power so that, within the limits established by law, the board member to replace the outgoing one should be named by the Assembly of shareholders of the company (and before that meeting during the preparatory meeting of the Board of Directors of company), in the person named by the Party who had named the person to be replaced.

4.03    The Board of Auditors. For the entire term of this Agreement, the Parties hereby agree to do everything in their power so that, in the limits established by law, one actual board member and one alternate board member shall be named by Edizione.

4.04    Confidential Material. Pirelli hereby agrees to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of the Company without the favorable vote of at least one

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of the board members named by Edizione (if present) in application of section 4.01 on the following points of business:

–	an indication of the vote to be made by the Ordinary and Extraordinary Assemblies of Olivetti;

–	the purchase, sale, or arrangement in any manner of shares with a total value greater than 100,000,000 Euros per transaction;

–	decisions relating to the relations between the holdings of the Company and the holdings of third parties and the methods, terms, and conditions for sources of external financing;

–	proposals for decisions to be placed before the Extraordinary Assembly of shareholders of the Company.

ARTICLE V

The Entrance of New Partners

5.01    Pledges Made by the Parties. Waiving the stipulations of the Corporate By-laws, in particular in reference to the clauses relating to the Right of Pre-Emption and the Right of Co-sale, the Parties hereby agree that Pirelli, possibly in the period between the date in which the Company shall be constituted and the Execution Date, but even subsequent to that date, shall have the right to transfer shares of the Company to one or more parties up to the total of 20% (twenty percent) of the corporate capital of the Company, as longer as the buyers found by Pirelli for those purposes have received prior approval by Edizione, it remaining understood that this approval cannot be denied without valid reasons and motives if these companies are, in fact, financial partners, and in the event of entrance into the share capital of Unicredito S.p.A. and/or Banca Intesa BCI S.p.A., which is under discussion, Edizione gives it assent from this moment forward.

5.02    Formalities. (a) For the purposes of the application of section 5.01 of this Agreement, Pirelli shall send Edizione a communication in the form established in section 14.02, including an indication of the number of shares reserved for sale to parties in accordance with section 5.01 above.

(b)    within a period of 5 (five) business days from the receipt of the aforementioned communication, Edizione must give its consent, where necessary in relation to the aforementioned matters, with a communication sent to Pirelli in the form established in section 14.02. It is hereby understood that in the event that Edizione fails to provide a communication within the aforementioned period, Pirelli may sell the shares in the Company to the third parties that it has found and communicated, as if Edizione had granted its consent, with the limit of 20% (twenty percent) of the corporate capital discussed in section 5.01 above remaining in effect in any case.

ARTICLE VI

Opa on Olivetti Shares

For the entire term of this Agreement, the Parties hereby agree that, in the event that third parties should make a public offer of purchase with the intention of acquiring the Olivetti shares, in accordance with Legislative Decree 58/98, Edizione hereby agrees, from this time forward, when so requested by Pirelli through communication sent in the form established in section 14.02, and in accordance with the applicable stipulations of law, not to oppose, and to do everything so that the members of the Board of Directors of the Company do not oppose the acceptance of the public offer of purchase of the Company.

ARTICLE VII

Corporate Bodies of the Olivetti Group

7.01    Composition of the Board of Directors of Olivetti. For the entire term of this Agreement, the Parties hereby agree to do everything in their power, within the limits established by Law, that in the Board of Directors of Olivetti, Telecom, TIM, and Seat (the “Olivetti Companies”):

(i)	one fifth of the components of the Board of Directors of the Olivetti Companies (rounded off to the greater number up to two (2) board members), after the specific determination of the exact number of board members that shall compose the board, whose designation is not reserved by stipulations of law, by-laws, or regulations, to the market or other parties, be named by Edizione.

(ii)	the Vice-President of the Board of Directors of the Olivetti Companies, with the powers of vice-legal representative, be named from among the board members named by Edizione in accordance with the terms established above.

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(iii)	in the event of the formation of an executive committee, 1 (one) of its members shall be elected from the board member or board members named by Edizione.

7.02    Composition of the Board of Directors of the Strategic Controlled Companies. For the entire term of this Agreement, the Parties hereby agree to do everything in their power, within the limits established by Law, that in the Board of Directors of the Strategic Controlled Companies:

(i)	one fifth of the components of the Board of Directors of the Strategic Controlled Companies, after the specific determination of the exact number of board members that shall compose the board, be named by Edizione.

(ii)	the Vice-President of the Board of Directors of the Strategic Controlled Companies, with the powers of vice-legal representative, be named from among the board members named by Edizione in accordance with the terms established above.

7.03    For the entire term of this Agreement and notwithstanding the points established in sections 7.01 and 7.02 above, Edizione hereby agrees not to present opposition to the fact that the members of the Board of Directors of the Olivetti Companies and the Strategic Controlled Companies not named by Edizione, the Market, or Government Agencies, shall be named by Pirelli.

7.04    Termination of Duties. In the event that, for any reason whatsoever, including death, termination of the work agreement, or revocation on the part of the assembly of shareholders, one of the members of the board of directors named in accordance with the stipulations established herein should cease to perform the duties inherent in the position of board member, the Parties hereby agree to do everything in their power so that, within the limits established by law, the board member to replace the outgoing one should be named by the Assembly of shareholders of the company (and before that meeting during the preparatory meeting of the Board of Directors of company), in the person named by the Party who had named the person to be replaced.

ARTICLE VIII

Decisions Made By the Board of Directors of the Olivetti Companies

8.01    Confidential Material. Waiving any stipulation to the contrary in the corporate bylaws, Pirelli hereby agrees to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of the Company without the favorable vote of at least one of the board members named by Edizione (if present) in application of section 7.01 on the following points of business:

(i)	individual investments greater than 250 million Euros;

(ii)	purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with a unit value of more than 250 million Euros;

(iii)	deeds of disposition for any reason whatsoever of firms or branches thereof individually greater than 250 million Euros;

(iv)	proposals to call the Extraordinary Meeting

(v)	Infragroup transactions between the Olivetti group and the Pirelli group for amounts individually greater than 50 million Euros;

(vi)	Transactions with related parties.

ARTICLE IX

Regulations Governing a Deadlock Situation

9.01    Identification of Deadlock Situations. For the purposes of Article IX herein, the following may be considered “Deadlock” situations:

(i)	A deadlock situation may occur as a result of a disagreement between the Parties such as to cause reasonable prospects of the inability to pass resolutions at the Extraordinary Assembly of the Company, or a decision of the Board of Directors of the Company in the matters of business discussed in section 4.04, or a decision of the Board of Directors of the Olivetti Companies cannot be validly made in accordance with the corporate by-laws of the company or the stipulations of section 4.04 or the situations discussed in section 8.01 of this Agreement; and

(ii)	The situation was the subject of a meeting between the parties in accordance with section 9.02 below.

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9.02    Obligation of the parties to hold a meeting.

The Parties hereby agree to hold a meeting in the event that a Deadlock Situation should arise, as defined in point (i) of section 9.01 above.

9.03    Procedure: (a) In order to fulfill the obligations assumed in accordance with section 9.02 above, the Parties hereby agree to meet, that is to consult with each other, through teleconference or video conference within and no later than the third (3rd) day preceding the date established for the meeting of the board of the Company, or the board of Olivetti, or, immediately, as soon as notification has been received, in the event of the urgent convocation of a meeting of the board of the Company, or the board of Olivetti, in accordance with the applicable legal stipulations.

(b)    During the meeting discussed in the above section, the Parties will do everything in their power to reach an agreement and/or to identify a common direction on the matters placed before them for examination, to these effects, and to act in good faith in these matters.

(c)    The unexcused absence of one of the Parties to the meeting or the abstention from the decisions reached during these meetings shall imply the acceptance of the decisions reached by the other Party and shall obligate the absent or abstaining Party to accept these decisions.

9.04    Expression of Will. (a) In the event that during the meetings discussed in sections 9.02 and 9.03 above, the Parties should reach an agreement in terms of the matters which form the subject of the aforementioned meeting, the Parties shall be obligated to express their will in applicable forums in accordance with the following stipulations:

(i)	by naming a common representative for participation in the extraordinary assembly of the Company and to cast a vote in this assembly, in a manner consistent with the points agreed upon;

(ii)	ensuring that their own representatives to the Board of Directors of the Company and to the Board of Directors of the Olivetti Companies participate in the board meeting and cast their vote during this meeting in a manner consistent with the points agreed upon.

(b)    On the other hand, in the event that the Parties are not able to come to an agreement on the matters which form the subject of the aforementioned meeting, Edizione will be obligated to abstain from taking part in the meeting of the board and from casting its vote or having its vote cast and/or to abstain from expressing its wishes or taking a stand on the matters which form the subject of the aforementioned meeting, in any meeting or in any manner, notwithstanding the stipulations established in point (c) below.

(c)    In the event that the situation discussed in point (b) above should occur, Edizione shall have the right to send Pirelli a “Notice of Deadlock Situation” by telegram or registered letters, in accordance with the terms of Section 14.02, within 15 (fifteen) days from the conclusion of the meeting discussed in section 9.03.

(d)    In the event that the Deadlock Situation discussed in section 9.01 should persist, and if the situation discussed in point (b) should occur, and if Pirelli does not receive the Notice of Deadlock Situation in the term established in point (c) above, Pirelli shall have the right to send Edizione, by telegram or registered letter, and in accordance with the terms established in section 14.02, a Notice of Deadlock Situation to be received by Edizione within 15 (fifteen) days from the conclusion of the term established in point (c) above.

9.05    Rights of the Parties. (a) In the event that one of the Parties should send the other Party a Notice of Deadlock Situation in the terms established in points (c) and (d) of section 9.04:

(i)	Edizione shall have the right (which shall be considered to be exercised with the receipt by Pirelli of the Notice of Deadlock Situation, in the terms established in point (c) of section 9.04 above) to sell to Pirelli, which will have the corresponding obligation of purchasing, all, and not part, of the Company shares at a price determined in accordance with the stipulations established in point (b) below; and

(ii)	Pirelli shall have the right (which shall be considered to be exercised with the receipt by Edizione of the Notice of Deadlock Situation, in the terms established in point (d) of section 9.04 above) to purchase from Edizione, which will have the corresponding obligation of selling, all, and not part, of the Company shares at a price determined in accordance with the stipulations established in point (b) below.

(b)    For the purposes of point (a) above, the Parties hereby agree that the object of the decision shall be (x) the price of the Company Shares, taking into account the economic value thereof (“The Price of the Company

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Shares”) and (y) a value which is the expression of the pro-quota of the majority premium as if the Company Shares were the expression of Olivetti control (“Premium”). The Price of the Company Shares and the Premium shall be determined through common agreement between Pirelli and Edizione within 10 business days from the date on which one of the Parties has received notification from the other party, in accordance with the terms established in point (a), or, if there is no agreement, by two investment banks of international standing, one of which chosen by each of the Parties. In the event of any disagreement between the two investment banks appointed as stated hereinabove, and if they are unable to fix the price and establish the premium within a period of 30 business days from the date on which they are named, the two banks shall name a third investment bank [indicated at the time that the two banks are named] of similar international standing which shall have the task of determining, with a binding effect on the Parties within the framework of the figures determined by the two banks, both the Price and the Premium. In case of disagreement of the two investment banks about the designation of the aforementioned third bank, the Chief of the Court of Milan shall name the bank. The Chief of the Court of Milan shall also be authorized [in the order and in the terms indicated above] to name the investment bank which one of the Parties has failed to name or to replace it in the event that it no longer performs this function.

(c)    The figures reached in accordance with point (b) above, and thus the Price of the Company shares and the Premium determined on this basis, shall be definitively binding for the Parties, in accordance with Articles 1349 and 1473 of the Civil Code, for the buying and selling transactions discussed in point (a) above.

(d)    The sales transaction shall be made within 30 (thirty) business days from the receipt of the communication to the Parties of the evaluation discussed in point (b) above, and the price included therein shall be understood as payable in cash at the time of the transfer of the Company Shares discussed in section 9.06 below.

9.06    Transfers. In the event that the Company Shares are to be sold in accordance with section 9.05 (a), the following stipulations shall be applicable:

(i)	the Company shares shall be understood as transferred for regular use on the date established in point (iii) below;

(ii)	the rights of ownership of the Shares sold shall be understood as transferred to the buyer on the date established in point (iii) below;

(iii)	the transfer of the Shares and the payment of the price for them shall take place at the offices of the Company, at 11:00 a.m. on the 5th (fifth) business day subsequent to the date on which the sale was concluded, in accordance with section 9.04(d) above, respecting, when applicable, any authorizations on the part of the competent authorities having jurisdiction over the Parties in relation to the sale;

(iv)	when the transfer and the payment established by point (iii) above have been made, the Company shares shall be free of restrictions or liens or third party rights of any nature.

(v)	the expenses, fees, or indirect taxes relating to the sale of the Company Shares shall be paid by the buyer;

(vi)	the taxes relating to capital gains made by the seller shall be paid by the seller;

(vii)	at the same time as the transfer of the Shares and the payment of the respective price, the seller shall make sure that the board members (actual and alternate) named by the Seller shall retire from their position on the Boards of the Company and of Olivetti.

ARTICLE X

Collateral Purchases

10.01    Obligations of the Parties. (a) for the entire term of this Agreement the Parties, unto themselves and through the companies controlled by them or the companies that control them, in accordance with the terms of Article 2359, section one of the Civil Code, may not purchase shares or bonds in Olivetti and/or Warrants which give them the right to purchase shares or bonds which may be converted into Olivetti shares, issued by Olivetti or Olivetti companies.

(b)    The Company may not purchase the shares and bonds and the financial instruments indicated in point (a) above in the amount exceeding the opa threshold of 30% (thirty percent), including the shares actually held either directly or indirectly.

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ARTICLE XI

Penalty for breach of agreement

In the event of the non-performance of one or more of the commitments assumed pursuant to the provisions set forth in this Agreement, the breaching Party, without prejudice to any other right of the other Party (including the right to compensation of the greater damage] shall be required to pay to the other Party as a penalty, at the latter’s simple written request, an amount equal to 10% (ten per cent) of the principal amount invested by the non-breaching Party in the capital of the Company at that date, less any ordinary and/or special dividends that may have been received.

ARTICLE XII

Term

12.01    Effective date. The effective date of this Agreement is subject to the execution of the Contract and shall commence as of the purchase of the Olivetti shares and Olivetti warrants as specified therein.

12.02    Term. (a) This Agreement shall run for three years as of its effective date and shall be deemed to be tacitly renewed on each expiration date unless notice of withdrawal has been given by one of the Parties, without prejudice to the provisions of paragraph 12.03 below.

(b)    Other than in the cases specified by law, the Parties shall have the right to withdraw from this agreement on the expiration date:

(i)	as to Edizione, subject to a notice sent 6 (six) months in advance;

(ii)	as to Pirelli, subject to a notice sent 1 (one) month in advance.

12.03    Non-renewal. (a) In the event Pirelli gives Edizione by the deadline specified in point (ii) of paragraph 12.02 (b) above and in the form specified in paragraph 14.02, notice of withdrawal upon expiration of this Agreement, Edizione shall have the right to sell to Pirelli, which shall have the corresponding obligation to buy, all (but not part) of its shares of the Company, on terms and conditions determined, mutatis mutandis, in accordance with paragraph 9.05 (b) above, (and of the provisions set forth therein) giving notice to Pirelli within 30 (thirty) working days. In that event, however, the purchase shall be effected against payment of the price specified in art. 9.05 (plus an amount equal to 50% (fifty per cent) of the total of the Price of the Company Shares and the Premium.

[b]    Payment of the penalty shall be made immediately upon the simple written request of Edizione, to be sent to Pirelli at the end of 30 (thirty) days following communication given to the Parties of the determination made in application of the procedure specified in paragraph 9.05 (b) above.

ARTICLE XIII

Key event

a)    Whenever, during the term of this Agreement, following one or several acts inter vivos carried out for any reason, for Edizione, Messrs. Luciano, Gilberto, Carlo and Giuliana Benetton, or their spouses or direct descendants, stop designating the majority of the board of directors of Edizione, and for Pirelli, Dr. Marco Tronchetti Provera stops, not by his own volition, assuring the strategic-operational management of the Pirelli Group, understood as Pirelli & C. Sapa and the companies directly and indirectly controlled, a “Key Event” takes place.

b)    In the presence of the Key Event concerning one party, the other Party will have the right to transfer all (but not part) of its Company shares to the Party which incurred the Key Event, under terms and conditions determined mutatis mutandis pursuant to the previous paragraph 9.05 (b) (and the provisions mentioned therein) notifying such latter Party within 30 (thirty) Business Days from the day the other Party declared in writing that it became aware of the Key Event, or received written communication of such circumstance. However, in this case, the purchase and sale will take place against payment of the price referred to in article 9.05 (b) plus an amount equal to double the amount of the price of the Company Shares and Premium.

ARTICLE XIV

General Provisions

14.01    Modifications. No modification of this Agreement shall be valid and binding until it is set forth in a written instrument signed by the Party against which the modification is invoked.

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14.02    Communications and Notices. Any communication requested or permitted by the provisions of this Agreement shall be given in writing and shall be deemed to be effectively and validly given upon receipt of same, if made by mail or telegram, or upon acknowledgment of receipt by means of a specific declaration (including by fax), if made by fax, provided it is addressed as follows:

(i)	if to Edizione, at the following address:

Calmaggiore 23

Treviso

Attenzione di: dott. Gianni Mion

Telefax n. 0422-411118

(ii)	if to Pirelli, at the following address:

Viale Sarca 222

Milano

Attenzione di: dott. Carlo Buora

Telefax n. 02-64423454

or to another address that each of the Parties shall have the right to communicate to the other, subject to the procedures set forth in this paragraph 14.02, on the understanding that the Parties elect domicile for all purposes relative to this Agreement, including for any legal notices or notices involving the arbitration proceeding referred to in Article XV below, at the addresses indicated above or at any other addresses that may be communicated in the future.

14.03    Tolerance. Tolerance of any behavior in violation of the provisions contained in this Agreement does not constitute waiver of the rights arising from the breached provisions nor the right to demand precise compliance with all the terms and conditions specified herein.

14.04    Headings. The headings of the individual clauses have been provided only to facilitate reading and therefore are not to be taken into account for the purposes of interpreting this Agreement.

ARTICLE XV

Disputes

15.01    Arbitration. Any dispute arising from this Agreement or from any executor, amending or supplementing instruments, shall be submitted to the unappealable ruling of an Arbitration Panel consisting of three arbitrators, who shall decide without any procedural formality other than respect for the principle of cross-examination, but shall apply substantial Italian law. The arbitration shall be customary in nature in accordance with the provisions of the code of civil procedure and shall take place in Milan.

15.02    Designation of the arbitrators. (a) The Party requesting the arbitration shall indicate, at least in general outline, the demands constituting the object of the arbitration.

(b)    The Party that initiates the arbitration procedure must at the same time and under pain of nullification, designate its own arbitrator. The Party called to arbitration shall have twenty (20) calendar days in which to designate its own arbitrator. The two arbitrators of the Parties shall jointly designate the third arbitrator who shall serve as chairman of the Arbitration Panel. Should the arbitrators designated as indicated above not come to an agreement on the designation of the third arbitrator within twenty (20) calendar days of the designation of the second arbitrator, said third arbitrator shall be designated by the Presiding Judge of the Court of Milan, who shall also be called upon if the Party called to arbitration fails to name its own arbitrator by the deadline indicated above.

15.03    Competent jurisdiction. Without prejudice to what is stipulated above, it is agreed that any legal proceeding related in any way to this Agreement shall be subject to the exclusive jurisdiction of the Courts of Milan.

Milan/Treviso August 7, 2001

Attachments

1.19: Bylaws of the Company

EDIZIONE HOLDING S.P.A.	PIRELLI S.P.A.

11

ACT OF AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT

Between PIRELLI S.P.A, with headquarters in Milan, Viale Sarca 222, company capital 1,042,775,333.08 Euros, recorded with the Registry of Companies of Milan, Tax Code and VAT No. 0086890151, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, in possession of the necessary powers of attorney (hereinafter “Pirelli”)

- Party of the first part -

and EDIZIONE HOLDING S.P.A., with headquarters in Treviso, Calmaggiore 23, company capital L. 90,692,800,000, recorded with the Registry of Companies of Treviso under No. 13945, Tax Code and VAT No. 00778430264, in the person of the Chairman of the Board of Directors, Mr. Gilberto Benetton, in possession of the necessary powers of attorney (hereinafter “Edizione”)

- Party of the second part –

Given that

(a)	Pirelli and Edizione signed, on August 7, 2001, a Shareholders’ Agreement (the “Agreement”) concerning, among other things, the discipline of the mutual relationships as shareholders of the joint company, hereinafter referred to as Olimpia S.p.A.;

(b)	Edizione Finance International S.A. has been subrogated in the rights and obligations of Edizione under the Agreement pursuant to Article III thereof and, as such, signs the present Act;

(c)	without prejudice to any other provision of the Agreement, and with reference to the Definitions contained in Article I thereof, the Parties (as defined therein) agree that it is appropriate to proceed with the amendment of Article XIII of the Agreement in question;

given these recitals,

effective as of the date of this Act of Amendment, the Parties agree that the Agreement must be deemed amended by adopting the language of Article XIII, as reported below, in substitution of that agreed upon on August 7, 2001.

ARTICLE XIII

Key Event

(a)    A “Key Event” is deemed to have occurred, for the purposes of this Agreement, if, during the original term or extension thereof, as a result of one or more acts inter vivos under any status, there is a substantial change, as compared to the situation existing today, in the structure of the control of Edizione or Pirelli (including, for these purposes, Pirelli & C Sapa), understood as the exercise by subjects, other than the current ones, of the decisive power to appoint the majority of the members of the board of directors, with a consequent potential change in strategic addresses.

(b) Once the Key Event has taken place regarding one Party, the other Party will have the right to transfer all (but not part of) its shares of the Company to the Party affected by the Key Event, under the terms and conditions determined, mutatis mutandis, pursuant to the previous paragraph 9.05(b) (and the provisions referred to therein), with notice to such latter Party within 30 (thirty) Business Days of the date the other Party has declared in writing that it has become aware of the Key Event, or received written communication of such circumstance. In such case, however, the purchase and sale will take place against payment of the price referred to in paragraph 9.05(b), plus an amount equal to double the Price of the Company Shares and Premium.

Milan/Treviso September 14 2001

PIRELLI S.P.A.	EDIZIONE HOLDING S.P.A.

EDIZIONE FINANCE INTERNATIONAL S.A.

12

SECOND ACT OF AMENDMENT OF THE SHAREHOLDERS’ AGREEMENT

Between PIRELLI S.P.A., with headquarters in Milan, viale Sarca 222, Euro capital of 1,043,203,199.48, recorded with the Registry of Companies of Milan, tax and VAT identification number 00886890151, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, holding the necessary powers of attorney pursuant to the decision of the Board of Directors of July 28, 2001 (hereinafter “Pirelli”)

- party of the first part -

and EDIZIONE HOLDING S.p.A., with headquarters in Treviso, Calmaggiore 23, Euro capital of 47,160,256, recorded with the Registry of Companies of Treviso under No. 13945, tax and VAT identification number 00778430264, in the person of the Chairman of the Board of Directors, Mr. Gilberto Benetton, holding the necessary powers of attorney (hereinafter “Edizione”)

- party of the second part -

recitals

(a)	Pirelli and Edizione signed a Shareholders’ Agreement (the “Agreement”) on August 7, 2001 concerning, among other things, the discipline of the mutual relationships as shareholders of Olimpia S.p.A.;

(b)	Edizione Finance International S.A. has been subrogated in the rights and obligations of Edizione under the Agreement pursuant to Article III thereof and, as such, signs this Act (“Edizione Finance”);

(c)	On September 14, 2001, Pirelli, Edizione and Edizione Finance decided to amend Article XIII of the Agreement, leaving the rest firm and unchanged by executing an act of amendment (the “Act of Amendment”);

(d)	leaving all other provisions of the Agreement firm and unchanged, and with reference to the Definitions contained in Article I thereof, leaving the Act of Amendment firm and unchanged; by this act (the “Second Act of Amendment”) the Parties intend to amend Article X of the Agreement, to make the clauses under letters (a) and (b) consistent with the actual will of the Parties;

with these recitals,

effective as of the date of this Second Act of Amendment, the Parties decide that Article X of the Agreement, as amended by the Act of Amendment, must be deemed amended by the adoption of the new language indicated below.

ARTICLE X

Collateral Acquisitions

10.01    Commitment of the Parties. For the entire term of this Agreement, be it original or renewed, the Parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, paragraph one of the Civil Code,, may not acquire or own common shares, bonds convertible to Olivetti shares and/or warrants, which give the right to purchase shares or bonds convertible to Olivetti shares (the “Bonds”) issued, or to be issued, by Olivetti or by the Olivetti Companies (nor acquire voting rights in Olivetti common shares under any status).

10.02    Derogation. In derogation to the provisions set forth in paragraph 10.01 above, each of the Parties, with communication sent to the other Party at the same time, may acquire Bonds, including for the purpose of derivative financial instruments existing on today’s date or to be issued subsequently (the “Derivatives”). The Party acquiring the Bonds referred to in and governed by this paragraph will be obligated to send timely periodic written reports to the other Party, monthly, indicating the number, load prices and date of the operation concerning the Bonds.

10.03    Possible conversion. The Party owning or otherwise receiving the Bonds may exercise the respective conversion right, after communication is issued to the other Party at least 60 (sixty) days in advance, only to the extent that the amount of the Olivetti shares obtained from the conversion itself (possibly increased by the number of Olivetti shares owned as of the same date, arising from prior conversions of Bonds), does not exceed, after the conversion, the percentage of the capital of Olivetti corresponding to the difference between 28.74% and

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the percentage of the holding of the Company in the voting capital in Olivetti at the time of the conversion, without prejudice for the right of the Company to convert the Bonds owned as of the execution date of this Agreement. Said limit may be exceeded with the approval of the other Party—which may not be unreasonably withheld—without prejudice to complying with the applicable floors in matters of OPA [take-over bid].

10.04    Acquisition right. (a) In the event referred to in paragraph 10.03 above, the other Party will have the right to acquire, and the Party which exercised the conversion right will have the obligation to sell, shares of the same nature and type as those arising from the exercise of the conversion of the Bonds, to the extent that said shares are divided between the Parties, respecting the original proportions of the Parties’ holdings in the capital of the Company (80 (eighty)% Pirelli - 20 (twenty)% Edizione).

(b)    The acquisition right must be exercised, under penalty of lapse, within thirty (30) days from the date on which the Party which exercised the conversion right reported it to the other Party, also indicating the price of the shares calculated by the methods indicated in items (c) or (d) below, as the case may be, enclosing the respective back-up documentation.

(c)    The acquisition price will be equal to the average cost incurred (including accrual) for the acquisition of the Bonds converted, plus interest calculated annually at Euribor 12 months, at the value date of each disbursement, plus 150 base points, from the time of the acquisition of the Bonds to the time of the closing of the purchase and sale of the shares arising from the conversion, after deducting the capital amount, as of the date of each collection, of the certificates of the other Party’s Bonds collected within the same period of time. The Parties will equally share the costs and charges of the purchase and sale operation.

(d)    In the event of acquisition of Bonds for Derivatives purposes, the acquisition price of the shares arising from the conversion of such Bonds will be equal to the algebraic sum of the cash flows paid or collected under the terms of the Derivatives contracts, plus interest calculated annually at the rate indicated in the respective contracts or, in the absence thereof, at Euribor 12 months, at the value date of each disbursement or collection, plus 150 base points, from the time of the actual payment, or collection, of each cash flows until the time of the purchase and sale of the shares arising from conversion. The costs and charges of the purchase and sale operation will be equally shared by the Parties.

10.05    Commitment of the Company. Unless otherwise agreed upon in writing between the Parties, the Company may not acquire Olivetti common shares (or exercise conversion or acquisition or subscription rights in Olivetti common shares arising from the bonds and warrants outstanding or newly issued) so as to exceed the current OPA floor, currently established at 30% (thirty percent), taking into account for this purpose the effect of the own shares held directly and indirectly by Olivetti S.p.A., as set forth in the current laws and regulations, including the regulations issued by CONSOB.

Milan, February 13, 2002

PIRELLI S.p.A.	EDIZIONE HOLDING S.p.A.

EDIZIONE FINANCE INTERNATIONAL S.A.

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Milan, September 14, 2001

INTESABCI S.p.A.

Piazza Paolo Ferrari, 10

20121 – MILAN

UNICREDITO ITALIANO S.P.A.

Piazza Cordusio

20121 – MILAN

Dear Sirs,

we have received your letter dated September 14, 2001, which we transcribe below in its entirety:

***

Milan, September 14, 2001

PIRELLI S.p.A.

Viale Sarca, 222

20126 – MILAN

Dear Sirs,

Pursuant to our conversations, we propose the following:

“INSTRUMENT BETWEEN PARTNERS

Between Pirelli S.p.A., with headquarters in Milan, Viale Sarca 222, company capital 1,043,094,358.28 Euros, recorded with the Register of Companies of Milan, Tax Code and VAT No. 00886890151, in the person of the chairman of the Board of Directors, Dr. Marco Tronchetti Provera, in possession of the necessary powers of attorney following the decision by the Board of Directors of July 28, 2001 (hereinafter “Pirelli”)

– Party of the first part –

and

UniCredito Italiano S.p.A., with headquarters in Genoa, Via Dante 1, Central Management in Milan, Piazza Cordusio, company capital 2,523,215,059 Euros, recorded with the Register of Companies of Genoa, Tax Code and VAT No. 00348170101, in the person of the Deputy General Director, Dr. Pietro Modiano, in possession of the necessary powers of attorney following the decision by the Board of Directors of August 3, 2001 (hereinafter “UCI”)

and IntesaBCI S.p.A., with headquarters in Milan, Piazza Paolo Ferrari 10, company capital 3,488,995,258.84 Euros, recorded with the Register of Companies of Milan, Tax Code 00799960158, VAT No. 10810700152, in the person of Managing Director Lino Benassi, in possession of the necessary powers of attorney following the decision by the Board of Directors of September 14, 2001 (hereinafter “BCI”)

– Party of the second part –

Given that

(a)	on July 30, 2001, Pirelli and Edizione Holding S.p.A. (hereinafter “Edizione”) signed an offer for the acquisition, directly or through subsidiaries to be designated by the Execution Date, as indicated herein, by BELL S.A. of Olivetti Shares and Olivetti Warrants (as defined in paragraphs 1.05 and 1.27, respectively);

(b)	the offer of Pirelli and Edizione was accepted on the same date by BELL S.A. and therefore the Contract (as defined in paragraph 1.06) was drawn up. UCI and BCI (the “New Partners”) took note of the Contract;

(c)	in order to proceed with the acquisition of the Olivetti Shares and the Olivetti Warrants, Pirelli and Edizione Finance International S.A. (hereinafter “Edizione Finance” and together with Pirelli, the “Current Partners”) constituted, on August 3, 2001, the Company (as defined in paragraph 1.22), held 20% (twenty percent) by Edizione Finance, a company controlled by Edizione, and 80% (eighty percent) by Pirelli; the Company is governed by the bylaws enclosed herewith under A (the “Bylaws”);

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(d)	on August 7, 2001, Pirelli and Edizione signed an Instrument for the regulation of their mutual relations as partners of the Company. The New Partners took note of the aforementioned agreement;

(e)	based on the agreements between the Current Partners, dated August 9, 2001, the Company received a transfer from Kallithea S.p.A. (a subsidiary of Pirelli) of 147,337,880 Olivetti common shares—equal to approximately 2% of Olivetti’s company capital—as well as from Pirelli Finance (Luxembourg) S.A. (a subsidiary of Pirelli) and from Edizione, for a total of 265,302,250 Olivetti common shares, equal to 3.64% of Olivetti’s company capital;

(f)	on August 29, 2001, the Current Partners formally designated the Company as a vehicle for the acquisition of the Olivetti Shares and the Olivetti Warrants;

(g)	on August 29, 2001, the shareholders’ meeting of the Company decided, among other things, on a capital increase (of 15,000 Euros—represented by 15,000 shares with a par value of 1 Euro each, assigned to Pirelli in the proportion of 80% (equal to 12,000 shares) and Edizione Finance in the proportion of 20% (equal to 3,000 shares) to 576,936,635 Euros, to take place including in several stages, and with split-up being permitted, by allocating 576,921,635 Euros in cash and the issue of 576,921,635 new common shares with a par value of 1 Euro each, reserved under option to shareholders in proportion to the number of shares owned, with an issue premium of 9.40 Euros per share;

(h)	the Current Partners have immediately underwritten and paid part of the capital increase and respective issue premium, for a total of 1,199,985,020 Euros;

(i)	following such underwriting and payment, 92,306,540 shares will be issued in favor of Pirelli for a par value of 92,306,540 Euros, and 23,076,635 shares in favor of Edizione Finance with a par value of 23,076,635 Euros;

(j)	Pirelli has offered to UCI and BCI that each purchase a minority interest in the Company; each of the New Partners wishes to purchase, individually, a holding of 10% of the company’s capital and therefore to purchase from Pirelli, respectively, 11,539,817 shares and 11,539,817 shares of the Company, including the option rights concerning the capital increase referred to in recital (g) so as to allow for the underwriting and payment, under the conditions decided upon by the Shareholders’ Meeting referred to in item (g) of the recitals, by each of the New Partners of 38,460,183 shares of the Company with an expenditure of 399,985,903.20 Euros;

(k)	Pirelli and the New Partners intend to agree on the principles of acquisition and underwriting of a capital portion of the Company, as well as the mutual relations as partners of said Company;

(l)	Pirelli commits to obtain from Edizione Finance an irrevocable waiver declaration in favor of UCI and BCI concerning all its rights and claims in connection with the acquisition, respectively, of the Olimpia UCI Holding and of the Olimpia BCI Holding (as defined below), as well as a declaration of awareness, with waiver of any reservation, concerning the commitments made by Pirelli versus the New Partners and the rights and powers of the latter, acknowledged under this Instrument, in particular with waiver by Edizione Finance, as of now, of the preferred rights on the transfers under the sale and acquisitions rights governed by this Agreement; this declaration will be given by Pirelli to both New Partners as of the Execution Date.

Given these recitals, which are an integral and essential part of the Agreement, it is set forth and agreed as follows:

ARTICLE I

Definitions

In addition to the terms defined in other clauses of the Instrument (as defined in paragraph 1.19), for the purposes thereof, the terms listed below have the meaning specified next to it for each of them:

1.01	“Olimpia Capital Increase”: the capital increase referred to in recital (g) above.

1.02	“Current Partners”: Edizione Finance and Pirelli, jointly.

1.03	“Olimpia BCI Shares”: the shares of Olimpia acquired by BCI pursuant to Article II, referred to in recital (j).

1.04	“Olimpia UCI Shares”: the shares of Olimpia acquired by UCI pursuant to Art. II, referred to in recital (j).

1.05	“Olivetti Shares”: 1,552,662,120 common shares of Olivetti S.p.A., subject of the Contract.

1.06	“Contract”: the offer dated July 30, 2001, from Pirelli and Edizione to BELL S.A., accepted on the same date, concerning the purchase and sale of the Olivetti Shares and the Olivetti Warrants.

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1.07	“Execution Date”: the second Business Day (as defined in paragraph 1.11) prior to the Closing Date of the Contract.

1.08	“Signing Date”: date of signing of this Instrument.

1.09	“BCI Option Rights”: the Option Rights of Olimpia acquired by BCI pursuant to Art. II.

1.10	“UCI Option Rights”: the Option Rights of Olimpia acquired by UCI pursuant to Art. II.

1.11	“Business Day”: any calendar day except Saturdays, Sundays and days the banks are closed in the market of Milan for performance of their normal activity.

1.12	“IRR” (gross Internal Rate of Return): discount rate on an annual base and under compound capitalization, which makes the value of all incoming cash flows equal to the value of the outgoing cash flows related to the investment.

1.13	“New UCI Shares”: shares arising from the Olimpia capital increase underwritten by UCI pursuant to Article II below.

1.14	“New BCI Shares”: shares arising from the Olimpia capital increase underwritten by BCI pursuant to Article II below.

1.15	“Olivetti”: the company Olivetti S.p.A., with headquarters in Ivrea, Via Jervis No. 77.

1.16	“Olimpia UCI Holding”: Olimpia UCI Shares and New Olimpia UCI Shares.

1.17	“Olimpia BCI Holding”: Olimpia BCI Shares and New Olimpia BCI Shares.

1.18	“Party or Parties”: Pirelli, UCI and BCI, jointly or separately.

1.19	“Instrument”: the present Instrument, signed today between Pirelli, UCI and BCI.

1.20	“Seat”: the company Seat-Pagine Gialle S.p.A., with headquarters in Milan, Corso di Porta Vigentina No. 33/35.

1.21	“Olivetti Companies”: the companies Olivetti S.p.A., Telecom Italia S.p.A., Telecom Italia Mobile S.p.A. and Seat-Pagine Gialle S.p.A.

1.22	“Company” or “Olimpia”: the company Olimpia S.p.A., with headquarters in Milan, Via Sarca, 122 (formerly Olimpia S.r.l.), which the Current Partners constituted on August 3, 2001, for the acquisition of the Olivetti Shares and the Olivetti Warrants.

1.23	“Telecom Italia”: the company Telecom Italia S.p.A., with headquarters in Turin, Via Bertola No. 34.

1.24	“TIM”: the company Telecom Italia Mobile S.p.A., with headquarters in Turin, Via Bertola No. 34.

1.25	“Olimpia BCI Securities”: Olimpia BCI Shares and BCI Option Rights.

1.26	“Olimpia UCI Securities”: Olimpia UCI shares and UCI Option Rights.

1.27	“Olivetti Warrants”: 68,409,125 Olivetti 2001-2002 warrants, subject of the Contract.

ARTICLE II

Transfer of Olimpia UCI Securities and Olimpia BCI Securities and Underwriting of

the New UCI Shares and the New BCI Shares

2.00	Without prejudice to the provisions of paragraph 10.1 below concerning the perfecting and complete and regular closing of the Contract as an essential condition of the agreements referred to in this Instrument, the commitments made by UCI and BCI referred to below are also subject to the condition that, on the Execution Date, the Current Partners, pursuant to the provisions of paragraph 2.03 below, (i) have underwritten and paid the shares arising from the Olimpia Capital Increase and (ii) have perfected and executed with the Company the “subordinated partner financing.”

2.01	Without prejudice to the provisions of paragraph 10.1 below, UCI and BCI pledge, not jointly, to purchase from Pirelli, as of the Execution Date, respectively, the UCI Olimpia Shares and the UCI Option Rights (hereinafter the “Olimpia UCI Securities”) as well as the Olimpia BCI Shares and the BCI Option Rights (hereinafter the “Olimpia BCI Securities”) under the following terms and conditions:

2.01.01	Total Price of Olimpia UCI Securities and Olimpia BCI Securities.

(a)	Olimpia UCI Securities will be sold by Pirelli and purchased by UCI at the total price agreed upon, including in an aleatory manner, of 120,014,096.8 Euros (the “Total UCI Price”).

(b)	The Olimpia BCI Securities will be sold by Pirelli and purchased by BCI at the total price agreed upon, including in an aleatory manner, of 120,014,096.8 Euros (the “Total BCI Price”).

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2.01.02	Payment Time and Terms.

On the Execution Date, UCI and BCI will pay to Pirelli, respectively, the Total UCI Price and the Total BCI Price by separate fund credits, valued as of the Execution Date, to the checking account with Banca Nazionale del Lavoro, No. 28301 ABA 01005 CAB 01600 in the name of “Pirelli S.p.A.”

2.01.03	Transfer of Olimpia UCI Securities and Olimpia BCI Securities.

The Transfer of the Olimpia UCI Securities and Olimpia BCI Securities will take place, simultaneously on the Execution Date, at the same time with the payment of the Total UCI Price and the Total BCI Price, without need for any further expression of will between the parties, and will be valid between the parties as of that moment.

On the same date, at the same time, all acts necessary or appropriate will be carried out pursuant to applicable law—including tax law—in order to perform the transfer of the Olimpia UCI Securities and the Olimpia BCI Securities, making it valid for third parties as well, including the following actions:

(a)	Pirelli:

(i)	will deliver to UCI and BCI the certificates representing, respectively, the Olimpia UCI Shares and the Olimpia BCI Shares, duly endorsed in favor of UCI and BCI, by appropriate methods, based on applicable laws in the matter, to transfer to UCI and BCI full title and full availability of the Shares and allow the registration of UCI and BCI in the book of partners of Olimpia, as well as the option warrants representing the BCI Option Rights and the UCI Option Rights;

(ii)	will sign and exchange and/or cause signature and exchange of all other acts and documents (including tax stamps, whenever necessary) that may be required pursuant to the law;

(iii)	will deliver to each of the New Partners an original of the declaration under the signature of Edizione Finance, as referred to in recital (l);

(b)	UCI and BCI, each to the extent applicable:

(i)	will pay to Pirelli, respectively, the Total UCI Price and the Total BCI Price;

(ii)	will sign and exchange all other acts and documents (including tax stamps, whenever necessary) that may be required pursuant to the law;

2.01.04	Expenses and charges.

All expenses, costs and charges, including those of a fiscal nature, related to the transfer of the Olimpia UCI Holding and of the Olimpia BCI Holding will be borne half by UCI and BCI, and the other half by Pirelli.

2.02	Without prejudice to the provisions set forth in paragraph 10.1 below, on the Execution Date, UCI and BCI pledge, non-jointly, to underwrite and pay the Capital Increase of Olimpia, respectively, (i) with a par value of 38,460,183 Euros, equal to 38,460,183 new Olimpia shares (the “New UCI Shares”) with a total disbursement of 399,985,903.2 Euros, and (ii) with a par value of 38,460,183 Euros, equal to 38,460,183 new Olimpia shares, with a total disbursement of 399,985,903.2 Euros (the “New BCI Shares”).

2.03	At the same time with the underwriting of the Capital Increase of Olimpia, (i) each of the New Partners, to the extent applicable, pledges to pay fully the New Olimpia BCI Shares and the New Olimpia UCI Shares, and (ii) Pirelli and Edizione Finance (whose performance is guaranteed by Pirelli pursuant to Art. 1381 of the Civil Code), to the extent applicable, will waive and refrain from underwriting and paying the residual portion of the Capital Increase, with a par value of 76,936,635 Euros, equal to 76,936,635 shares, so as to assure that, at the end of the execution of the Capital Increase, Pirelli will hold 60%, Edizione Finance 20%, and each of the New Partners 10% of the new capital of the Company. Pirelli and Edizione Finance will pay to the Company, in the form of “subordinated partners financing” under the same rate conditions as those established for the financing granted by the pool of banks, an amount equal to 800,141,004 Euros.

2.04	Pirelli will take steps so that, within 30 (thirty) Business Days of the Execution Date, the Bylaws are amended so as to set forth the qualified quorum of 91% of the capital for the validity of the decisions to amend or eliminate the list voting clause for the appointment of the directors, as well as to modify the number of the members of the Board of Directors.

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ARTICLE III

Management of the Company

3.01	Composition of the Board of Directors.

It is understood that, within the limits allowed by law and for the entire term of this Instrument:

(i)	the Board of Directors of the Company will be made up of 10 (ten) members;

(ii)	1 (one) director out of 10 (ten) will be appointed at the request and indication of UCI;

(iii)	1 (one) director out of 10 (ten) will be appointed at the request and indication of BCI;

(iv)	should an Executive Committee be created, UCI and BCI will have, respectively, the right to request at any time the inclusion of the directors designated by them in said committee.

The new Board of Directors, with the composition indicated above, must be appointed by the Execution Date of the Contract.

It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of the Company will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 10.2 (a), provided UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

3.02	Suspension from Office.

Whenever, for any reason, including death, resignations or revocation by the shareholders’ meeting, one of the directors appointed pursuant to the preceding provisions is suspended from office, within the limits allowed by law, the replacing director must be appointed by the Company’s Shareholders’ Meeting (and prior to this, by co-optation of the Board of Directors) in the person indicated by the New Partner which had previously designated the suspended director.

ARTICLE IV

Management of the Olivetti Company

4.01	Composition of the Board of Directors of the Olivetti Company.

It is understood that, within the limits allowed by law and for the entire term of this Instrument, in the Board of Directors of Olivetti, Telecom, Seat and TIM (the “Olivetti Companies”), one director must be appointed at the request and designation of UCI and another director at the request and designation of BCI.

The new Board of Directors of the Olivetti Companies, with the composition established above, will be appointed as soon as possible, and in any case within 120 (one hundred twenty) days of the Execution Date of the Contract. It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of Olivetti Companies will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 10.2 (a), provided UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

4.02	Suspension from Office.

Whenever, for any reason, including death, resignations or revocation by the shareholders’ meeting, one of the directors appointed pursuant to the preceding provisions is suspended from office, within the limits allowed by law, the replacing director must be appointed by the Company’s Shareholders’ Meeting (and prior to this, by co-optation of the Board of Directors) in the person indicated by the New Partner which had previously designated the suspended director.

ARTICLE V

Board of Auditors of the Company

Upon the first renewal, the Parties will consider introducing a principal auditor of the Company, designated jointly by the New Partners.

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ARTICLE VI

Key Issues

Pursuant to Art. VII below, the following will be deemed Key Issues:

a)	the decisions of the Extraordinary Shareholders’ Meeting and those of the Board of Directors of the Company, the latter referring to the following:

–	indication as to how to vote in Olivetti’s Ordinary Shareholders’ Meeting on Key Issues, for the purposes of the application of Articles 104 or 107 T.U. No. 58 of February 24, 1998, and in matters of acquisition of own shares, as well as voting in Olivetti’s Extraordinary Shareholders’ Meeting;

–	acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) holdings (including shares and financial instruments of any type issued by Olivetti and/or the Olivetti Companies) at a value, by individual operation, above 100,000,000 Euros;

–	determination of the ratio between equity and debt of the Company and methods, terms and conditions for resorting to outside financing sources;

–	draft proposals to be submitted to the Company’s Extraordinary Shareholders’ Meeting;

b)	resolutions of the Board of Directors of Olivetti and Telecom, referring to:

–	individual investments above 300 million Euros;

–	acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) affiliate and subsidiary holdings (including shares and other financial instruments issued by the Company or the Olivetti Companies) at a value, by individual operation, above 300 million Euros;

–	acts of disposal under any status of companies or branches thereof, with an individual value above 300 million Euros;

–	proposals to call the Extraordinary Shareholders’ Meeting for resolutions in matters of modification of the corporate purpose, capital operations of any nature, merger, spin-off, transformation and dissolution;

–	operations between Olivetti, Telecom and Pirelli Group, with an individual value above 50 million Euros;

–	operations with related parties.

ARTICLE VII

Provisions on Deadlock

7.01	Obligation to Consult.

Pirelli and the New Partners, the latter jointly between them, pledge to consult each other previously whenever a decision on one of the Key Issues must be discussed or decided upon.

7.02	Identification of Deadlock Situations.

For the purposes of this Article VII, “Deadlock” is defined as a situation of disagreement, expressed in the previous consultation between Pirelli, on the one hand, and one or both of the New Partners, on the other hand, on a Key Issue that must be discussed by one of the corporate management bodies referred to in item (a) or (b) of Article VI above.

7.03	Procedure.

(a)	For compliance with the obligation referred to in paragraph 7.02 above, Pirelli and the New Partners, jointly, pledge to meet or to consult each other previously by telephone conference or video conference by the Business Day preceding the day scheduled for the meeting of the Board or of the shareholders of the Company, or of the Board of Olivetti or Telecom, or, immediately, as soon as the news arrive, in the event of urgent call (or extraordinary urgency, if applicable) of the meeting of the board of the Company or of Olivetti or Telecom, pursuant to the applicable bylaws provisions.

(b)	In the consultation referred to in this paragraph, Pirelli and the New Partners will take all reasonable steps to reach an agreement and/or identify common grounds for the issues submitted for their examination, pledging, for this purpose, to act in good faith.

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(c)	The unjustified absence of a single New Partner or both the New Partners in the previous consultation stage implies acceptance of the decisions made by the other subjects and imposes on the absent subject the obligation of accepting and respecting such decisions.

7.04	Manifestation of Will.

(a)	Whenever, in the previous consultation referred to in paragraphs 7.02 and 7.03 above, Pirelli and the New Partners reach an agreement concerning the issues under consultation, they are obligated to manifest their will in the competent venues pursuant to the provisions below:

(i)	by giving a common representative delegation to participate in the Company’s Extraordinary Shareholders’ Meeting and casting the vote in said meeting, in accordance with the decision reached;

(ii)	causing their own representatives in the Board of Directors of the Company and of Olivetti or Telecom to participate in the meeting of the board, casting the vote in this venue in accordance with the joint decisions reached in the previous consultation.

(b)	However, in the absence of agreement of the issues under consultation, the New Partners, if both are dissenting will be jointly obligated, or the single dissenting New Partner will be obligated, to abstain or cause abstention from participating in the shareholders or board meeting and to vote in this venue or cause voting and/or abstain from manifesting its will, in any venue and mode, or from taking a position in the issue under the previous consultation, without prejudice to the provisions of item (c) below.

(c)	Whenever the situation described in item (b) above occurs, the dissenting New Partners, separately or jointly, will have, or the single dissenting New Partner will have, the right to send to Pirelli, by telegram or registered letter, pursuant to paragraph 12.02, a “Notice of Deadlock” within 15 (fifteen) days of the end of the consultation referred to in paragraph 7.03.

7.05	Rights of the New Partners.

(a)	Whenever UCI and/or BCI send a Notice of Deadlock pursuant to item (c), paragraph 7.04, the New Partner which sent the Notice of Deadlock will have the right (which is deemed exercised by Pirelli’s receipt of the Notice of Deadlock, pursuant to item (c), paragraph 7.04 above) to sell to Pirelli, which will have the corresponding obligation to buy from the respective New Partner, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding at a price determined pursuant to the provisions in item (b) below.

(b)	For the purposes of item (a) above, the Parties agree, including in an aleatory manner, that the object of the decision must be: (x) the price of the Olimpia BCI Holding and/or Olimpia UCI Holding, corresponding proportionately to the value of the Company’s economic capital (“Price of the Olimpia UCI Holding” and/or “Price of the Olimpia BCI Holding”), as well as (y) an increase expressing the proportion of the increase premium, as if the Olimpia BCI Holding and/or Olimpia UCI Holding were the expression of Olivetti’s control, assuming that the latter controls Telecom and the companies controlled by the latter (“Premium”). The “Price of the Olimpia UCI Holding” and/or “Price of the Olimpia BCI Holding” and the Premium to be proportionately allocated to both the Holdings will be determined by mutual consent between Pirelli and each of the New Partners within 10 (ten) Business Days of the date Pirelli received from one of the New Partners the notice pursuant to item (a) above or, in the absence of such agreement, from two “investment banks” with international standing, chosen one by Pirelli (paying the respective costs) and one by the New Partner that sent the Notice of Deadlock (paying the respective costs), with the understanding that if an agreement on the valuation is not reached within 30 (thirty) Business Days of their appointment, it will be made by a third and additional “investment bank” (the costs of which will be paid half by Pirelli and the other half by the Seller(s)/New Partner(s) of a similar standing, chosen by agreement of those already appointed at the time the task is assigned by Pirelli and by the New Partner that sent the Notice of Deadlock or, in the absence of agreement, by the Chief Justice of the Court of Milan. The Chief Justice of the Court of Milan (in the order and in the terms indicated above) will also be asked to appoint the “investment banks” that Pirelli or the New Partner that sent the Notice of Deadlock failed to appoint or replace in the event of subsequent termination of the task. Whenever both New Partners sent the Notice of Deadlock, the New Partners will be obligated to appoint a single “investment bank” by mutual consent.

(c)	The valuations referred to in item (b) above and therefore the Price of the Olimpia BCI Holding and/or the Price of the Olimpia UCI Holding and the Premium determined on that basis will be definitively binding for the Parties, pursuant to Articles 1349 and 1473 of the Civil Code for the purchase and sale referred to in item (a) above.

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(d)	It is furthermore agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisition and underwriting of shares in the Company, less any dividends received (“Floor”), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% (“Cap”).

(e)	The purchase and sale will be closed within 30 (thirty) Business Days of the Parties’ receipt of the communication concerning the valuation referred to in item (b) above, and the price referred to in items (b) and (d) above must be paid in cash, at the same time with the transfer of the Olimpia BCI Holding and/or the Olimpia UCI Holding referred to in paragraph 7.06.

7.06	Transfer.

If the Olimpia BCI Holding and/or the Olimpia UCI Holding should be purchased and sold pursuant to paragraph 7.05 (a), the following provisions will apply:

(i)	the Olimpia BCI Holding and/or the Olimpia UCI Holding will be deemed transferred with regular enjoyment as of the date referred to in item (iii) below;

(ii)	the ownership right in the Olimpia BCI Holding and/or the Olimpia UCI Holding purchased and sold will be deemed transferred to the buyer as of the date referred to in item (iii) below;

(iii)	the transfer of the Olimpia BCI Holding and/or the Olimpia UCI Holding and the payment of the respective price will take place at the headquarters of the Company, at 11:00 a.m. on the 5th (fifth) Business Day after the date the purchase and sale is deemed closed pursuant to paragraph 7.05 (e), in compliance, whenever applicable, with the possible authorizations from the competent authorities with jurisdiction over the Parties in connection with the purchase and sale;

(iv)	in the act of transfer and payment referred to in item (iii) above, the Olimpia BCI Holding and/or the Olimpia UCI Holding will be free of prejudicial pledges, liens, encumbrances or rights of third parties of any nature; including in light of the absence of any managerial role of the New Partners and in an aleatory manner, the purchase and sale will take place without any further and different guarantee and responsibility of UCI and/or BCI, including the value, situation and activities of the Companies and their affiliates;

(v)	the expenses, charges and indirect taxes levied on the purchase and sale of the Olimpia BCI Holding and/or the Olimpia UCI Holding will be paid by the buyer;

(vi)	however, the taxes on any capital gains obtained by the seller will be paid by the latter;

(vii)	at the time of the transfer of the Olimpia BCI Holding and/or the Olimpia UCI Holding and the payment of the respective price, the seller will deliver to the buyer the resignations of the directors and, whenever possible, of the auditors of the Company and of the Olivetti Companies designated by it.

ARTICLE VIII

Collateral Acquisitions

8.01	Commitment of the Parties.

(a)	UCI and BCI declare that, as of September 13, 2001, including through their respective subsidiaries, pursuant to Art. 2359, first paragraph, c.c., they own Olivetti shares (including Olivetti’s voting rights held under any status), in an amount not exceeding, respectively, 6,616,827 Olivetti shares in ownership and 46,694,466 Olivetti shares in pledge with voting right, concerning UCI, and 15,129,380 Olivetti shares in ownership and 13,865,712 Olivetti shares in pledge with voting right, concerning BCI.

(b)	For the entire term of this Instrument, the parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, first paragraph, c.c., may not acquire Olivetti shares, bonds convertible to Olivetti shares and/or Warrants giving right to acquire shares or bonds convertible to Olivetti shares, issued by Olivetti or by the Olivetti Companies (including Olivetti’s voting rights held under any status). It is, however, permitted to UCI and BCI to acquire and hold such securities within said limit, for each of them, of 0.40% of Olivetti’s capital, as of the Execution Date.

(c)	Unless otherwise agreed upon in writing between the Parties, the Company may not purchase shares and bonds and instruments indicated in item (a) above in excess of the threshold set forth therein, currently established at 30% (thirty percent), while also taking into account the incidence for this purpose of the securities referred to in item (b) above, held by BCI and UCI, as well as own shares held directly and indirectly, as set forth in the current laws and regulations, including the instructions issued by CONSOB.

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ARTICLE IX

Penalty for Breach

In the event of breach of one or several commitments made pursuant to the provisions of this Instrument, the breaching Party, at the simple written request of the Parties or of the other Party, and without prejudice to any other of its/their rights (including the right to higher damages), will be obligated to pay, as penalty, to the complying party or complying Parties, which will take care of distribution internally, a single and total amount equal, for each breach, to 5% (five percent) of the amounts paid by the breaching Party for the acquisitions and subscriptions of shares made in the Company as of that date.

ARTICLE X

Term

10.01	Effective Date.

The efficacy and validity of this Instrument are subject to complete and regular execution of the Contract and therefore, secondary to obtaining the necessary authorizations, including in compliance with antitrust regulations, for the acquisition by the Company of the entire holding in Olivetti represented by the Olivetti Shares and Olivetti Warrants as set forth therein. It is, however, understood that in the event of failure to execute the Contract completely and regularly by January 31, 2002, this Instrument will be deemed cancelled ipso jure, effective ex tunc and, at the simple request of UCI and/or BCI, Pirelli will be obligated (i) to acquire the entire Olimpia BCI Holding and the entire Olimpia UCI Holding at a price exactly identical to that possibly already paid by UCI and BCI for the acquisition of the Olimpia UCI Shares, Olimpia BCI shares, the new UCI Shares and the New BCI Shares, as well as (ii) to release UCI and BCI from any commitment possibly already made to the Company.

10.02	Term.

(a)	This Instrument will have a term of three years from the Execution Date of the Contract and will be deemed tacitly renewed from time to time on expiration for the following two years, in the absence of an opt-out notice from one of the Parties, without prejudice to the provisions of paragraph 10.03 below.

(b)	Except in the cases required by law, each of the Parties may opt out of this Instrument before every expiration, with notice sent 6 (six) months in advance.

10.03	Absence of Renewal.

(a)	If, before the first expiration of this Instrument or successive ones, Pirelli should send to the New Partners, jointly or separately, in the terms set forth in paragraph 12.02, the opt-out notice referred to in item (ii), paragraph 10.02 (b) above, UCI and BCI will individually have the right to send to Pirelli which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the option right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days.

In all events, it is agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received (“Floor”), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% (“Cap”). The aforementioned price will be paid in cash.

(b)	If, on the first expiration date of this Instrument, both or one of the New Partners should, jointly or separately, send to Pirelli, in the terms set forth in paragraph 12.02, the opt-out notice referred to in item (i), paragraph 10.02 (b) above, Pirelli will have the right to acquire from both New Partners opting out, or from the single New Partner opting out, which, upon simple request, will have the corresponding obligation to sell, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above (and the provisions mentioned therein), less the Premium, giving notice to the New Partner which sent the opt-out notice, within 30 (thirty) Business Days.

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(c)	If both or one of the New Partners should send to Pirelli, in the terms set forth in paragraph 12.02, on the expiration of the first renewal in the following two years, the opt-out notice referred to in paragraph 10.02 (a) above, and therefore, on the expiration of the fifth year after the effective Date of this Instrument, or on the successive additional expiration dates, both New Partners opting out, jointly or separately, or the single New Partner opting out, will have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above (and the provisions mentioned therein), giving notice to the New Partner that sent the opt-out notice, within 30 (thirty) Business Days. In all events, it is agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received (“Floor”), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% (“Cap”).

(d)	The payment of the amount referred to in item (a), (b) or (c) above must be made (i) immediately, at the simple written request of UCI and/or BCI to be sent to Pirelli at the end of the term of 30 (thirty) days from the communication sent to the Parties as to the decision made by the procedure referred to in paragraph 7.05 (b) above, and (ii) at the same time with the transfer of the Olimpia UCI Holding and/or the Olimpia BCI Holding.

ARTICLE XI

Changes in Stockholding

11.1	For the purposes of this paragraph, “Change of Control” means a substantial modification in the direct and indirect stockholding control of Pirelli, which means the stoppage of the control of Pirelli & C s.a.p.a. over Pirelli S.p.A., as exercised today.

If the Change of control occurs, each of the New Partners will have the right to transfer, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding owned by Pirelli which, upon simple request, will have the obligation to acquire, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days of the date the New Partners, separately or jointly, declared in writing that they have learned about the Change of Control, or received written communication about this circumstance. It is, however, agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received (“Floor”), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% (“Cap”).

11.2	If Pirelli intends to divest, in any form, part of its holding in the Company, so that Pirelli would hold less than a majority of the capital thereof, Pirelli may not sign any agreement in this sense, being first obligated to give prior timely notice to both the New Partners about the planned transfer, fully indicating the terms and conditions of the transfer operation and any possible outside agreements (of blockage and vote) with the buyers.

Within 30 (thirty) Business Days of receipt of the aforementioned communication, UCI and/or BCI will, individually, have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner that exercised the Option Right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above, with the understanding, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received (“Floor”).

ARTICLE XII

General Provisions

12.01	Amendments.

Any amendment to this Instrument will be valid and binding only if it arises from a written document signed by each of the Parties concerned.

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12.02	Communications and Notices.

Any communication required or allowed by the provisions of this Instrument must be made in writing, and will be deemed efficiently and validly made upon its receipt, if sent by letter or telegram, or at the time of the acknowledgement of receipt by the appropriate declaration (including by fax), if by fax, provided it is addressed as follows:

(i)	if to UCI, to the following address:

Via San Protaso No. 3

20121 MILAN

Attn.: Dr. Pietro Modiano

Fax No. 02-88622196

(ii)	if to BCI, to the following address:

Piazza Paolo Ferrari No. 11

20121 MILAN

Attn.: Managing Director Lino Benassi

Fax No. 02-88503086

(iii)	if to Pirelli, to the following address:

Viale Sarca No. 222

20126 MILAN

Attn.: Dr. Carlo Buora

Fax No. 02-64423454

or to a different address, which each Party has the right to communicate to the other, by the methods set forth in this paragraph 12.02; it is understood that the aforementioned addresses or different addresses that may be communicated in the future, are also elected by the Parties as their own domicile for al aspects related to this Instrument, including possible legal notices or notices related to the arbitration proceeding referred to in Article XIII below.

12.03	Tolerance.

Any possible tolerance of acts committed in violation of the provisions hereof does not constitute a waiver of the rights arising from the provisions violated, nor of the right to require exact performance of all terms and conditions hereof.

12.04	Headings.

The headings of the individual articles are included for the sole purpose of facilitating their reading and therefore must not be taken into consideration in any way for the interpretation of this Instrument.

12.05	Allocation of Option Rights.

The Parties mutually acknowledge and agree that the compensation for the mutual rights to buy and sell governed by this Instrument was considered in the framework of the transfer values and prices of the respective holdings, so that, for the allocation of said rights, no further and other compensation is planned or intended.

12.06	Exercise of Rights and Performance of Obligations.

It is understood that (i) all rights allocated under this Instrument to UCI and BCI must be deemed enforceable also individually, whenever not otherwise specified in this Instrument, and the failure to exercise its right by one of the New Partners may not be interpreted as a waiver thereof; (ii) in the event of failure to exercise or waiver by one of the New Partners of the right to designate a director, this right may be exercised in its stead by the other New Partner, in addition to its own right; (iii) all obligations undertaken by the New Partners in this Instrument are individual and not joint.

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ARTICLE XIII

Disputes

13.01	Arbitration.

Any dispute arising from this Instrument, or from possible execution, amendment or expending agreements, will be submitted to the unappealable judgment of an Arbitration Board made up of five arbitrators, who will decide without procedural formalities, in compliance with the principle of hearing both parties, but will apply Italian substantive law. The arbitration will be formal pursuant to the provisions of the Code of Civil procedure and will be conducted in Milan.

13.02	Appointment of the Arbitrators.

(a)	The Party which requests the beginning of the arbitration proceeding must indicate its claims, at least in general lines.

(b)	The Party which begins the arbitration proceeding must designate its own arbitrator at the same time, under penalty of invalidity. Each of the Parties called to arbitration must designate its own arbitrator within twenty (20) calendar days. The three arbitrators of the parties will designate the fourth and fifth arbitrator by mutual consent, indicating the arbitrator who will fill the position of President of the Arbitration Board. Whenever the arbitrators appointed as indicated above cannot reach an agreement on the appointment of the fourth and/or fifth arbitrator within twenty (20) calendar days of the appointment of the second arbitrator, he (they) will be appointed by the Chief Justice of the Court of Milan, who will take the position if the Party(s) called to arbitration fails (fail) to appoint its (their) own arbitrator within the aforementioned term.

If the dispute concerns only two parties, the Parties calling the arbitration proceeding must designate its own arbitrator at the same time, under penalty of invalidity. The Party called to arbitration must designate its own arbitrator within twenty (20) calendar days. The arbitrators so appointed will designate the third arbitrator by mutual consent, to fill the position of President of the Arbitration Board.

Whenever one of the parties fails to appoint its own arbitrator in a timely fashion, or whenever the two arbitrators appointed fail to designate the third arbitrator within twenty (20) calendar days of the appointment of the second arbitrator, he will be appointed by the Chief Justice of the Court of Milan.

Whenever the dispute involves more than two parties, the Board will be made up of three arbitrators appointed by the same methods indicated in the preceding section, in the event that the parties spontaneously regroup into two opposed centers of interest.

13.02	Court of Jurisdiction.

Without prejudice to the above, it is agreed that any lawsuit related to this Instrument will be under the exclusive jurisdiction of the Court of Milan.”

***

If you agree with all of the above, please send us a letter reproducing the content hereof, signed by you in token of confirmation and agreement.

Best regards.

signed UniCredito Italiano S.p.A.	signed IntesaBCI S.p.A.

***

We confirm that we agree to the above.

Best regards.

PIRELLI S.P.A.

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Milan, September 26, 2001

To:

INTESABCI S.p.A.

Piazza Paolo Ferrari, 10

20121- MILAN

To:

UNICREDITO ITALIANO S.p.A.

Piazza Cordusio

20121 - MILAN

Gentlemen:

We have received your letter dated September 26, 2001, which we transcribe in its entirety below:

* * *

Milan, September 26, 2001

PIRELLI S.p.A. Viale Sarca, 222 20126 - MILAN

Dear Sirs:

Pursuant to our discussions, we propose the following:

INSTRUMENT OF AMENDMENT OF THE SHAREHOLDERS’ AGREEMENT

Between Pirelli S.p.A., with registered office in Milan, Viale Sarca 222, capital € 1,043,094,358.28, recorded with the Registry of Companies of Milan, Taxpayer Code and VAT ID No. 00886890151, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, holding the necessary powers of attorney pursuant to the decision of the Board of Directors of July 28, 2001, (hereinafter “Pirelli”)

- party of the first part

UniCredito Italiano S.p.A., with registered office in Genoa, Via Dante 1, Central Address in Milan, Piazza Cordusio, capital € 2,523,215,059, recorded in the Registry of Companies of Genoa, Taxpayer Code and VAT ID No. 00348170101, in the person of the General Deputy Director Dr. Peter Modiano, holding of the necessary powers of attorney following the decision of the Board of Directors of August 3, 2001 (hereinafter “UCI”)

and IntesaBCI S.p.A., with registered office in Milan, Piazza Paolo Ferrari 10, capital € 3,488,995,258.84, recorded with the Registry of Companies of Milan, Taxpayer Code 00799960158, VAT ID No. 10810700152, in the person of Managing Director Lino Benassi, holding the necessary powers of attorney following the decision of the Board of Directors of September 14, 2001 (hereinafter “BCI”)

- party of the second part

whereas

(a)	Pirelli, UCI and BCI signed on September 14, 2001, a Shareholders’ Agreement (the “Agreement”) for the acquisition by UCI and BCI individually of a holding equal to 10% each of the capital of Olimpia S.p.A. held from Pirelli, as well as the acquisition of the option rights related to the Capital Increase of Olimpia (as defined in the Agreement), to allow for the subscription and payment, individually by UCI and BCI, under the conditions decided upon by the shareholders’ meeting of August 29, 2001, of 38,460,183 shares;

(b)	by signing the Agreement, Pirelli, UCI and BCI also agreed to establish the discipline of their mutual relationships as shareholders of Olimpia S.p.A.;

(c)	In consideration of the new agreements reached on September 19, 2001 between Pirelli, Edizione and Bell S.A. concerning the acquisition of the Olivetti Shares and Olivetti Warrants (as defined in the Agreement), while leaving unchanged all other provisions of the Shareholders’ Agreement (as defined in the Agreement), agree on the appropriateness of amending recital j, as well as Article II and paragraph 10.01 of said Agreement;

27

(d)	except to the extent otherwise established below, in this amendment act (hereinafter “Amendment Acts”), taking the same definitions contained in the Agreement and with the same meaning set forth therein;

with these recitals,

effective as of the date of this Amendment Act, the Parties agree that the Shareholders’ Agreement must be deemed amended by the adoption of the new text of recital j, as well as Article II and paragraph 10.01, as reproduced below, to replace the provisions agreed upon on September 14, 2001.

(j) Pirelli offered to UCI and BCI to purchase each a minority interest in the Company; it is the will of each of the New Partners to purchase individually a holding of 10% of the company’s capital and, in particular, to purchase from Pirelli, respectively, 140,000,000 shares and 140,000,000 shares of the Company, including the option rights concerning the New Olimpia Capital Increase (as defined below);

ARTICLE II

Transfer of Olimpia UCI Securities and Olimpia BCI Securities and subscription of the New UCI shares and the New BCI Shares.

2.0	Except as set forth in the provisions of paragraph 10.01 below concerning the perfecting and complete and regular closing of the contract as an essential condition of the agreements referred to in this instrument, the commitments made by UCI and BCI referred to below are also subject to the condition that, on September 28, 2001 or, should Pirelli so require, on October 1, 2001 (a) The Current Partners have subscribed a total of 222,019,235 shares arising from a tranche of the Olimpia Capital Increase and paid the shares to which they are entitled in a total amount of € 2,309,000,044 and (b) the Shareholders’ Meeting of Olimpia has (i) revoked the Olimpia Capital Increase, in the non-performed part, (ii) have decided to increase the capital free of charge using reserves up to € 1,400,000,000; and (iii) have decided on a new capital increase by a total disbursement of € 1,690,999,960, to be carried out by issuing 162,596,150 new common shares reserved under option to the shareholders, in proportion to the number of shares owned, at the price of € 10.40 per share, of which € 9.40 as issue premium (the “New Olimpia Capital Increase”).

2.01	Except as set forth in paragraph 10.01 below, UCI and BCI pledge, not jointly, to purchase from Pirelli, on September 28, 2001 or, should Pirelli so require, on October 1, 2001, 140,000,000 Olimpia Shares (“Olimpia UCI Shares”) with their option rights, so as to allow for the subscription and payment of a quota equal to 10% of the capital arising from the New Olimpia Capital Increase (“UCI Option Rights”) (hereinafter the “UCI Olimpia Shares and the UCI Option Rights, jointly the “UCI Olimpia Securities”), as well as 140,000,000 Olimpia Shares (“Olimpia BCI Shares”) with their option rights, so as to allow for the subscription and payment of a quota equal to 10% of the capital arising from the New Olimpia Capital Increase (hereinafter “BCI Option Rights”) (hereinafter the “BCI Olimpia BCI Shares and the BCI Option Rights, jointly the “BCI Olimpia Securities”), under the following terms and conditions:

2.01.01	Total Price of Olimpia UCI Securities and Olimpia BCI Securities

(a)	Olimpia UCI Securities will be sold by Pirelli and purchased by UCI at the total price agreed upon, including in a tentative manner, of € 350,900,006.40 (the “Total UCI Price”);

(b)	The Olimpia BCI Securities will be sold by Pirelli and purchased by BCI at the total price agreed upon, including in a tentative manner, of € 350,900,006.40 (the “Total BCI Price”).

2.01.02	Payment Time and Terms

On September 28, 2001 or, should Pirelli so require, on October 1, 2001, UCI and BCI will pay to Pirelli, respectively, the Total UCI Price and the total BCI Price by separate fund credits, with the same value date, to the following checking accounts: - checking account with Credito Italiano No. 16421 ABI 02008 CAB 01600 in the name of “Pirelli S.p.A.”;

–	checking account with Banca Commerciale Italiana No. 1686542177 ABI 02002 CAB 01700 in the name of “Pirelli S.p.A.”

At the same time as the payment of, respectively, the Total UCI Price and the Total BCI Price, BCI, UCI and BCI will each deliver to Pirelli the original of the bank document attesting the credit of the respective amounts in the aforementioned checking accounts.

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2.01.03	Transfer of the Olimpia UCI Securities and Olimpia BCI Securities

The Transfer of the Olimpia UCI Securities and Olimpia BCI Securities will take place, simultaneously, on September 28, 2001 or, should Pirelli so require, on October 1, 2001, at the same time with the payment of the Total UCI Price and the Total BCI Price, without need for any further expression of will between the parties, and will be valid between the parties as of that moment. On the same date, at the same time, all acts necessary or appropriate will be carried out pursuant to applicable law—including tax law—in order to perform the transfer of the Olimpia UCI Securities and the Olimpia BCI Securities, making it valid for third parties as well, including the following actions:

(a)	Pirelli:

(i)	will deliver to UCI and BCI the certificates representing, respectively, the Olimpia UCI Shares and the Olimpia BCI Shares, duly endorsed in favour of UCI and BCI, by methods appropriate, based on applicable laws in the matter, to transfer to UCI and BCI full title and full availability of the Shares and allow the registration of UCI and BCI in the book of partners of Olimpia, as well as the option warrants representing the BCI Option rights and the UCI Option Rights; (ii) will sign and exchange and/or cause signature and exchange of all other acts and documents (including tax stamps, whenever necessary) that may be required pursuant to the law; (iii) will deliver to each of the New Partners an original of the declaration under the signature of Edizione Finance, as referred to in recital 1);

(b)	UCI and BCI, each to the extent applicable to it: (i) will pay to Pirelli, respectively, the Total UCI price and the Total BCI Price; (ii) will sign and exchange all other acts and documents (including tax stamps, whenever necessary) that may be required pursuant to the law.

2.01.04	Expenses and charges

All expenses, costs and charges, including of a tax nature, related to the transfer of the Olimpia UCI Holding and of the Olimpia BCI Holding will be borne half by UCI and BCI, and the other half by Pirelli.

2.02	Without prejudice to the provisions set forth in paragraph 10.01 below, on the Execution Date, UCI and BCI pledge non-jointly to subscribe and pay the New Capital Increase of Olimpia, respectively (i) with a par value of € 16,259,615, equal to 16,259,615 new Olimpia shares (the “New UCI Shares”) with a total disbursement of € 169,099,996 and (ii) with a par value of € 16,259,615, equal to 16,259,615 new Olimpia shares, with a total disbursement of € 169,099,996 (the “New BCI Shares”).

2.03	At the same time with the subscription of the New Olimpia Capital Increase, (i) each of the New Partners, to the extent applicable to it, pledges to fully pay up the New BCI Shares and the New UCI Shares, and (ii) Pirelli and Edizione Finance (to which Pirelli guarantees performance pursuant to art. 1381 of the Civil Code), to the extent applicable to them, pledge to subscribe and pay the residual part of the New Olimpia Capital Increase, respectively, for a par value of € 97,557,690 equal to 97,557,690 shares, and a par value of € 32,519,230, equal to 32,519,230 shares, to assure that, at the end of the execution of the New Olimpia Capital Increase, Pirelli will own 60%, Edizione Finance 20% and each of the New Partners 10% of the new capital of the Company.

2.04	Pirelli will take steps so that, within 30 (thirty) Business Days from the Execution Date, the Bylaws are amended so as to set forth the qualified quorum of 91% of the capital for the validity of the decisions to amend or eliminate the list voting clause for the appointment of the directors, as well as to modify the number of the members of the Board of Directors.

ARTICLE X

Term

10.01	Effective Date

Except as set forth in Article II above, whose efficacy and validity are subject only to the provisions thereof, the efficacy and validity of this Instrument are subject to complete and regular execution of the Contract and therefore, secondary to obtaining the necessary authorizations, including in compliance with antitrust regulations, for the acquisition by the Company of the entire holding in Olivetti represented by the Olivetti Shares and Olivetti Warrants as set forth therein. It is, however, understood that in the event of

29

failure to execute the Contract completely and regularly by January 31, 2002, after the acquisition by BCI and UCI of 10% each of the capital of the Company by the methods indicated in Article II above, this instrument will be deemed cancelled ipso jure, effective ex tunc and, in this case, at the simple request of UCI and/or BCI, Pirelli will be obligated (i) to acquire the entire UCI Olimpia Holding and the entire BCI Olimpia Holding at a price exactly identical to that possibly already paid by UCI and BCI for the acquisition of the Olimpia UCI Shares, Olimpia BCI shares, the new UCI Shares and the New BCI Shares, and (ii) to release UCI and BCI from any commitment possibly already made to the Company.

***

If you agree with all of the above, please send us a letter reproducing the content hereof, signed by you in token of confirmation and agreement. Best regards.

signed UniCredito Italiano S.p.A.	signed IntesaBCI S.p.A.

***

We confirm to you that we agree with all of the above.

Best regards.

PIRELLI S.P.A.

30

Milan, October 24, 2001

To:

INTESABCI S.p.A.

Piazza Paolo Ferrari, 10

20121 – MILAN

To:

UNICREDITO ITALIANO S.p.A.

Piazza Cordusio

20121 – MILAN

Dear Sirs:

We have received your letter dated October 24, 2001, which we transcribe in its entirety below:

* * *

Milan, October 24, 2001

To:

PIRELLI S.p.A.

Viale Sarca, 222

20126 – MILAN

Dear Sirs,

following our talks, we propose the following:

SECOND INSTRUMENT OF AMENDMENT OF THE PARTNERS’ AGREEMENT

Between Pirelli S.p.A., with headquarters in Milan, Viale Sarca 222, company capital € 1,043,094,358.28, recorded with the Registry of Companies of Milan, Taxpayer Code and VAT Number 00886890151, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, holding the necessary powers of attorney pursuant to the decision of the Board of Directors of July 28, 2001 (hereinafter “Pirelli”)

- party of the first part -

and

UniCredito Italiano S.p.A., with headquarters in Genoa, Via Dante 1, Central Address in Milan, Piazza Cordusio, company capital € 2,523,215,059, recorded in the Registry of Companies of Genoa, Taxpayer Code and VAT Number 00348170101, in the person of the General Deputy Director Dr. Peter Modiano, holding of the necessary powers of attorney following the decision of the Board of Directors of August 3, 2001 (hereinafter “UCI”)

and IntesaBCI S.p.A., with registered office in Milan, Piazza Paolo Ferrari 10, capital Euro 3,488,995,258.84, recorded with the Registry of Companies of Milan, taxpayer identification number 00799960158, VAT code 10810700152, in the person of Managing Director Lino Benassi, holding the necessary powers of attorney following the decision of the Board of Directors of September 14, 2001 (hereinafter “BCI”)

- party of the second part -

(Pirelli, UCI and BCI hereinafter referred to as “the Parties”)

whereas

(a)	Pirelli, UCI and BCI signed on September 14, 2001, a Partners’ Agreement (the “Agreement”) for the acquisition by UCI and BCI individually of a holding equal to 10% each of the capital of Olimpia S.p.A. held from Pirelli, as well as the acquisition of the option rights related to the Capital Increase of Olimpia (as defined in the Agreement), to allow for the subscription and payment, individually by UCI and BCI, under the conditions decided upon by the shareholders’ meeting of August 29, 2001, of 38,460,183 shares;

(b)	by signing the Agreement, Pirelli, UCI and BCI also agreed to establish the discipline of their mutual relationships as partners of Olimpia S.p.A.;

31

(c)	in consideration of the agreements reached on September 19, 2001 between Pirelli, Edizione and Bell S.A. concerning the acquisition of the Olivetti Shares and Olivetti Warrants (as defined in the Agreement), on September 26, 2001, the Parties amended the Agreement, amending recital j, Article II and paragraph 10.01;

(d)	by this act (the “second Amendment Act”), the Parties intend to amend Article VIII of the Agreement, in which (i) they correct a material error present in item (a) of said article and (ii) make the clauses under items (b) and (c) consistent with the actual will of the Parties;

(e)	except as otherwise set forth below, the same definitions used in the Agreement, and with the same meaning, are used in this Second amendment Act;

with these recitals,

effective as of the date of this Second Amendment Act, the Parties agree that Article III of the Agreement is amended by the adoption of the new text reproduced below.

ARTICLE VIII

Collateral Acquisitions

8.1	Commitment of the Parties.

(a)	UCI and BCI declare that, on September 13, 2001, they hold, including through their respective subsidiaries, pursuant to Art. 2359, paragraph one, civil code, Olivetti common shares (including the Olivetti voting rights held under any status), in an amount not exceeding, respectively, 6,616,827 Olivetti common shares in ownership and 46,694,466 Olivetti common shares in pledge with voting rights, concerning ICU, and 15,129,380 Olivetti common shares in ownership and 13,865,712 Olivetti common shares in pledge with voting rights, concerning BCI.

(b)	For the entire term of this Agreement, the Parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, paragraph one, civil code, the parties may not acquire Olivetti common shares (or acquire voting rights in Olivetti common shares under any status), or exercise conversion or acquisition or subscription rights in Olivetti common shares arising from convertible bonds and warrants.

It is, however, permitted for UCI and BCI to acquire and hold Olivetti common shares (including those arising from the conversion of convertible bonds and/or exercise of warrants) provided the Olivetti common shares held overall at any time by UCI and BCI do not exceed, for each of them, the total maximum limit of 0.40% of the capital, as of the Execution Date.

(c)	Unless otherwise agreed upon in writing between the Parties, the Company may not acquire Olivetti common shares (or exercise conversion or acquisition or subscription rights in Olivetti common shares arising from the bonds and warrants referred to in item (b) above), so as to exceed the current OPA [take-over bid] floor, currently established at 30% (thirty percent), taking into account for this purpose the effect of the Olivetti common shares pursuant to the preceding item (b), held by BCI and UCI, as well as the common shares held directly and indirectly by Olivetti S.p.A., as set forth in the current laws and regulations, including the regulations issued by CONSOB.

* * *

With the understanding that any other provision of the Agreement (including the arbitration clause, which must be understood referred to herein as if it were transcribed) remain firm, valid and enforceable, if you agree with the above, please send us a letter reproducing the contents hereof, signed by you in token of confirmation and agreement.

Best regards.

signed UniCredito Italiano S.p.A.	signed IntesaBCI S.p.A.

* * *

We confirm to you that we accept all of the above.

Best regards.

PIRELLI S.P.A.

32

Milan, December 16, 2003

Messrs.

Pirelli & C. S.p.A.

Via G. Negri, 10

20123 Milan

Dear Sirs,

We received your letter of December 16, 2003 which we fully transcribe below:

***

Milan, December 16, 2003

Messrs.

Banca Intesa S.p.A.

Piazza Paolo Ferrari, 10

20121 Milan

Messrs.

UniCredito Italiano S.p.A.

Piazza Cordusio

20121 Milan

Dear Sirs,

Following our conversations we propose the terms of this

THIRD AMENDMENT OF THE SHAREHOLDERS’ AGREEMENT

Between

Pirelli & C. S.p.A., headquartered in Milan, via G. Negri N. 10, capital of Euro 1,799,399,399.20, recorded with the Register of Companies of Milan, taxpayer and VAT code 00860340157, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, holding the necessary authorization pursuant to the decision of the Board of Directors of November 11, 2003 (hereinafter “Pirelli”)

Party of the first part

And

UniCredito Italiano S.p.A., headquartered in Genova, via Dante 1, Central Management in Milan, Piazza Cordusio, capital of Euro 3,158,168,076, recorded with the Register of Companies of Genova, taxpayer and VAT code 00348170101, in the person of Dr. Pietro Modiano, who has the necessary powers pursuant to the decision of the Board of Directors of November 13, 2003 (hereinafter “UCI”)

And Banca Intesa S.p.A., headquartered in Milan, Piazza Paolo Ferrari 10, with capital of Euro 3,561,062,849.24, recorded with Register of Companies of Milan, taxpayer 00799960158, VAT code 10810700152, in the person of Dr. Gaetano Micciche, who has the necessary powers pursuant to the decision of the Board of Directors of November 13, 2003 (hereinafter “BCI” and, together with UCI, the “Banks” and each of them individually the “Bank”)

Party of the second part

Recitals

(a)	Pirelli and the Banks are, together with others, shareholders of Olimpia SpA (hereinafter “Olimpia”), a company with a total holding in the common capital of Telecom Italia SpA of approximately 14.16% (17.02% as of December 18, 2003); in particular, Pirelli holds 937,557,690 common shares, equal to 50.40% of the capital, while BCI and UCI hold each 156,259,615 common shares, equal to 8.40% of Olimpia’s capital;

33

(b)	On November 13, 2003, Olimpia’s Shareholders’ Meeting, in the presence of all shareholders, approved a capital increase with payment up to a maximum of Euro 770 million in two tranches, the first up to a maximum of Euro 700 million (the “First Tranche”) and the second up to a maximum of Euro 70 million (the “Second Tranche”) by issuing a maximum of 770,000,000 new common shares, subscription of which is reserved under option to the shareholders pursuant to art. 2441, paragraph 1, of the civil code; the issue price of the new common shares, to be paid fully in money, was established by the meeting at the par value of Euro 1 each;

(c)	Pirelli, on the one hand, and the Banks on the other hand, signed on September 14, 2001 a para-corporate agreement referring to their holding in Olimpia, titled “Shareholders’ Agreement,” subsequently amended by document dated September 26, 2001 and further amended by document dated October 24, 2001 (the “Shareholders’ Agreement,” together with its amendments are collectively referred to hereinafter as the “Agreement”);

(d)	the Agreement, inter alia, in the case of transfer to Pirelli by each of the Banks of the Olimpia shares held by them, in the occurrence of certain conditions established therein, sets forth for such transfers the criteria for the determination of the price of the transfer of the shares, establishing however that the price must be within the limits of a minimum price (“Floor”) and in certain circumstances a maximum price expressing a ceiling for the valuation of the investment (“Cap”);

(e)	Pirelli is interested that the Banks subscribe, within the term established by the meeting, the new Olimpia common shares for the entire share of the capital increase to which each of them is entitled under the option right;

(f)	the Banks are willing to sign Olimpia’s capital increase for their respective share under option, confirming the strategic validity of the operation, even though they deem it necessary that the economic agreements previously reached concerning the hypothesis of transfer of their shares of the holding in Olimpia pursuant to the agreement, referred to in recital (d) above, be partially amended, exclusively referring to the newly issued Olimpia common shares subscribed by them in execution of the capital increase referred to in recital (b) above.

With these recitals

The following is stipulated and agreed between Pirelli and the Banks.

ARTICLE I

Recitals, definitions

1.01	The recitals of this Document are an integral part thereof.

1.02	Except for the definitions reported and shown graphically in this Document, the terms reported therein with initial capital letter and not otherwise defined will have the meaning given to them in this document, as defined in recital (c) hereof.

ARTICLE II

Capital increase

2.01	BCI and UCI, each for itself and without joint responsibility, undertake to subscribe, within the term established by the Shareholders’ Meeting of November 13, 2003, the entire portion to which they are entitled of the first tranche of the capital increase of Olimpia referred to in premise (b) hereof, and to pay the subscription price for the 58,800,000 Olimpia common shares reserved to each of them under the option right (hereinafter the “New Shares”), equal to Euro 1 each.

2.02	Without prejudice to the subscription commitment in the preceding paragraph 2.01, the execution of the payment of the amounts owed as underwriting by BCI and UCI is subject to the condition precedent that, by December 17, 2003, Pirelli must subscribe and pay its own share of the first tranches of the capital increase referred to in recital (b) hereof.

34

ARTICLE III

Status of the new shares

3.01	The New Shares, and whenever issued, the Subsequent New Shares (as defined below) will be, by express acceptance of Pirelli and of the Banks and by the effect of this Document, the object of the Agreement when subscribed, without need for further confirmation, including written, between the Parties.

3.02	With the exception of the provisions of Article IV below, as a consequence of paragraph 3.01 above, for the purposes of the Agreement, the New Shares and, when issued, the Subsequent New Shares (as defined below) subscribed by the Banks will be considered for all purposes part, respectively, of the BCI Olimpia Holding and of the UCI Olimpia Holding, and also with the exception of the provisions set forth in Article IV below, the New Shares and the Subsequent New Shares will be subject to all the provisions of the Agreement referring to the BCI Olimpia Holding and the UCI Olimpia Holding, respectively, to the extent that they are compatible.

ARTICLE IV

Transfer price of the New Shares and of the Subsequent New Shares

4.01	Pirelli and the Banks agree, in derogation to the provisions to the contrary of the Agreement, that:

(a)	in the event of sale by UCI and/or BCI pursuant to paragraph 7.05, Article VII of the Agreement, for the determination of the price of the transfer to Pirelli of the respective New Shares and Subsequent New Shares, according to the criteria established in letter (d) of the aforementioned paragraph 7.05 of the Agreement, the Cap set forth therein will not apply, but the Floor identified therein will continue applying;

(b)	in the event of sale by UCI and/or BCI pursuant to paragraph 10.03, Article X of the Agreement, for the determination of the transfer price to Pirelli of the respective New Shares and Subsequent New Shares according to the criteria established in the same paragraph 10.03, the Cap set forth therein will not apply, but the Floor identified will continue applying;

(c)	in the event of sale by UCI and/or BCI pursuant to Article XI of the Agreement, for the determination of the transfer price to Pirelli of the respective New Shares and Subsequent New Shares according to the criteria established in the aforementioned Article XI, the Cap set forth therein will not apply, but the Floor identified therein will continue applying;

(d)	in reference to the New Shares and without prejudice to the fact that the premium referred to in paragraph 7.05 (b) (y) of the Agreement will not apply, the total transfer price to Pirelli will be equal, including in an aleatory manner, to the highest between (I) Euro 3.53 and (II) the weighted average of the reference price recorded by the Telecom Italia shares in the 30 trading days prior to the request for sale, multiplied by a number of Telecom Italia Spa shares equal to 16,657,224.

In the event that BCI and/or UCI subscribe the 5,880,000 new Olimpia common shares representing the portion respectively reserved to them from the Second Tranche of Olimpia’s capital increase referred to in recital (b) hereof (the “Subsequent New Shares”) and they pay the respective subscription price, the total transfer price to Pirelli of the New Shares and of the Subsequent New Shares will be equal, including in an aleatory manner, to the highest between (I) Euro 3.53 and (II) the weighted average of the reference price recorded by the Telecom Italia shares in the 30 trading days prior to the request for sale, multiplied by a number of Telecom Italia Spa shares equal to 18,322,946.

It is understood that if Telecom Italia engages in capital operations not implying a change in net equity (such as merely for illustration, free capital increases, capital reduction due to losses or modification of the par value of the Telecom Italia shares) changing the formulas referred to in this paragraph, Pirelli, BCI and UCI will agree on the adjustments of such formulas that become necessary in order to neutralize the effect of such capital operations on the transfer price of the New Shares and of the Subsequent New Shares.

(e)	for the determination of the Floor, the New Shares, when issued, together with the Subsequent New Shares and the Company shares held today by the Banks (the “Old Shares”) will be considered separately and, for this purpose: (i) the Floor for the Old Shares will be the amounts paid by the Banks to subscribe them, minus the dividends possibly received, and (ii) the Floor for the New Shares and, when issued, the subsequent New Shares will be equal to the amounts paid by the Banks to subscribe them, minus the dividends possibly received, without average or offset between the two Floors.

35

4.02	Pirelli and the Banks give note and agree, each for the aspects regarding them, that the derogation established in the letters (a) through (e) in the previous paragraph 4.01 will apply exclusively to the possible sale to Pirelli by UCI and/or BCI of the New Shares and of the Subsequent New Shares, without prejudice to the provisions set forth in the Agreement, including the Cap referred to therein, concerning the possible sale by UCI and/or BCI of Olimpia shares owned by them other than the New Shares and the Subsequent New Shares.

ARTICLE V

Edizione and Hopa

Pirelli undertakes to obtain – by December 17, 2003 for the New Shares and by December 31, 2003 for the Subsequent New Shares – for Edizione and Hopa to confirm, in connection to the possible sale by UCI and/or BCI of the respective New Shares and the Subsequent New Shares, of the provisions of art. 6.09 (iii) and (iv) of the contract of 02/21/03 in connection with the possible sale of the respective original holding in Olimpia.

***

Without prejudice to the validity and efficacy of every provisions of the Agreement (including the arbitration clause which must be considered, repeated here as if transcribed) which has not been expressly modified or derogated to in this Document, if you agree with the above, please send us a letter reproducing in full the content hereof, duly signed by you in token of confirmation and acceptance of all its provisions.

Best regards,

Signed Pirelli & C. S.p.A.

***

We confirm that we accept all of the above.

Best regards,

UNICREDITO ITALIANO S.P.A.	BANCA INTESA S.P.A.
Dr. Pietro Modiano	Dr. Gaetano Micciche
[signature]	[signature]

36

CONTRACT

Between Pirelli S.p.A., with home offices in Milan, at viale Sarca 222, capital of €1,043,604,420.04, registered in the Milan Business Registry under tax code and VAT no. 008690151, herein represented by Dr. Carlo Buora, holding the necessary powers as granted by the Board of Directors on December 19, 2002;

Edizione Finance International S.A., with home offices at Place d’Armes 1, L-1136, Luxembourg, capital of €1,000,000.00, registered with the Luxembourg Chamber of Commerce under number B77504, herein represented by Dr. Sergio De Simoi and Dr. Gustave Stoffel, holding the necessary powers pursuant to By-laws;

Banca Intesa S.p.A (formerly Intesa BCI S.p.A.), with home offices in Milan, at Piazza Paolo Ferrari 10, Administrative Offices at Via Monte de Pietà 8, capital of €3,561,062,849.24, registered in the Milan Business Registry under tax code no. 00799960158 and VAT no. 108107000152, herein represented by Dr. Gaetano Miccichè, holding the necessary powers as granted by the Board of Directors on December 17, 2002;

Unicredito Italiano S.p.A., with home offices in Genoa, at via Dante 1, Central Administration in Milan, Piazza Cordusio, capital of €3,148,070,110.00, registered in the Genoa Business Registry under tax code no. and VAT no. 00348170101, herein represented by Dr. Alessandro Profumo, holding the necessary powers as granted by the Board of Directors on December 19, 2002; and

Olimpia S.p.A., with home offices in Milan, at Viale Sarca 222, capital of €1,562,596,150.00, registered in the Milan Business Registry under tax code no. and VAT no. 03232190961, herein represented by Dr. Marco Tronchetti Provera, holding the necessary powers as granted by the Board of Directors on December 19, 2002;

the party of the first part,

and

Hopa S.p.A., with home offices in Brescia, at Corso Zanardelli 32, capital of €709,800,000.00, registered in the Brescia Business Registry under tax code no. and VAT no. 03051180176, herein represented by Dr. Emilio Gnutti, holding the necessary powers as granted by the Board of Directors on December 17, 2002;

the party of the second part,

and

Edizione Holding S.p.A., with home offices in Treviso, at Calmaggiore, capital of €47,160,256.00, registered in the Treviso Business Registry under number 13945, tax code no. and VAT no. 00778430264, herein represented by the Chairman of the Board of Directors, Dr. Gilberto Benetton, holding the necessary powers as granted by the By-laws;

standing as guarantor for Edizione Finance,

whereas

(a)	Olimpia (as defined in paragraph 1.22 below) is a holding company with approximately 28.5% of the capital of Olivetti (as defined in paragraph 1.23 below);

(b)	Olivetti, an Italian corporation traded on the Italian Stock Exchange, is an industrial holding company operating in the field of telecommunications and in specific sectors of information technology and communications, whose main subsidiaries, both direct and indirect, are Telecom (as defined in paragraph 1.45 below), TIM (as defined in paragraph 1.46 below), and Seat (as defined in paragraph 1.38 below);

(c)	Pirelli, Edizione, Intesa, and Unicredito (as defined below in paragraphs 1.31, 1.09, 1.17, and 1.48, respectively) hold 60%, 20%, 10% and 10% of the capital in Olivetti, respectively;

(d)	Pirelli has signed with Edizione and with Intesa and Unicredito two separate Paracorporate Pacts involving the relationship between Pirelli and Edizione, and between Pirelli and Intesa and Unicredito, as partners of Olimpia;

(e)	Edizione Finance as a shareholder of Olimpia will replace Edizione with regard to all rights and obligations of the latter pursuant to the agreement (as subsequently modified) signed between Pirelli and Edizione such as referred to in clause (d) above. Accordingly:

(i)	Edizione Finance signs the present Contract as a party thereto (as a partner of Olimpia); whereas

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(ii)	Edizione signs the present Contract only as guarantor for Edizione Finance with regard to every obligation assumed by the latter pursuant to the present Contract;

(f)	Hopa (as defined in paragraph 1.15 below), through its fully-owned subsidiary Holy (as defined in paragraph 1.14 below), on the date the Merger (as defined in paragraph 1.11 below) enters into effect, inter alia, will assume ownership of 163,558,339 Olivetti Bonds (as defined in paragraph 1.21 below), 99,941,661 shares of Olivetti stock (as defined in paragraph 1.01 below), and Holy holding in Holinvest (as defined in paragraph 1.25 below);

(g)	Current Olimpia Partners (as defined in paragraph 1.02 below) and Olimpia, on the one hand, and Hopa, on the other, have jointly expressed an interest in forming a partnership for strategic purposes, pursuant to the terms and conditions of the present Contract, so as to maximize the creation of value for their shareholders, and accordingly have agreed to the following:

(i)	the joining of Hopa capital to that of Olimpia through a merger of Holy (which in turn owns Holy holding in Holinvest) in Olimpia, and

(ii)	the concurrent formalizing of understandings of a paracorporate type intended to govern the relations between Current Olimpia partners and Hopa, as Olimpia partners, and the relations between Olimpia and Hopa, as Holinvest partners;

now therefore

the parties hereto do mutually covenant, stipulate and agree as follows:

ARTICLE I

Definitions

1.01    “Olivetti Stock”: common shares in with voting rights in Olivetti (as defined in paragraph 1.23 below).

1.02    “Current Olimpia Partners”: Pirelli, Edizione Finance, Unicredito and Intesa, collectively.

1.03    “Hopa Controlling Companies”: Fingruppo Holding S.p.A., Banca Monte dei Paschi di Siena, S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private individuals signatory to the syndication pact with regard to Hopa.

1.04    “Standstill notice”: shall have the meaning set forth in paragraph 8.04(d) below.

1.05    “Accelerated standstill notice”: shall have the meaning set forth in paragraph 8.06(b)(i) below.

1.06    “Control”, “to control”, “Subsidiary,” and “Controlling companies”: other than cases that expressly differ from the context herein, shall have the meaning set forth in Article 2359, paragraph 1, no. 1 and no. 2 of the Civil Code.

1.07    “Relevant date”: shall have the meaning set forth in paragraph 9.01 of the present Contract.

1.08    “Agreement Term”: shall have the meaning set forth in paragraph 6.00 below.

1.09    “Edizione”: Edizione Holding S.p.A. as referred to in the heading of the present Contract.

1.09bis “Edizione Finance”: Edizione Finance International S.A., as referred to in the heading of the present Contract.

1.10    “Experts”: shall have the meaning set forth in paragraph 5.05 below.

1.11    “Merger”: shall have the meaning set forth in paragraph 5.01 below.

1.12    “Business Day”: every calendar day other than Saturday, Sunday, and other days when as a general rule the banks of Milan are not open for performing their usual activities.

1.13    “Holinvest”: Holinvest S.p.A., with home offices in Brescia, at Corso Zanardelli 32, capital of €700,000,000 and subscribed capital of €514,000,000.00, registered in the Brescia Business Registry under registration no., tax code no. and VAT no. 03562710172.

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1.14    “Holy”: Holy s.r.l., with home offices in Brescia, at Corso Zanardelli 32, capital of €10,000.00, registered in the Brescia Business Registry under registration no., tax code no., and VAT no. 03517530170.

1.15    “Hopa”: Hopa S.p.A., as referred to in the heading of the present Contract.

1.16    “Net Financial Borrowing”: unless otherwise specified with regard to specific cases, shall be the algebraic consolidated sum (with the understanding that for each case net financial borrowing for Olimpia, borrowing for Olivetti and its subsidiaries will not be taken into account) of the following items entered in the statement of assets and liabilities prepared pursuant to Art. 2424 of the Civil Code: “bonds (D1) = convertible bonds (D2) + due to banks (D3) + due to other financial backers (D4) + financial debts owed to unconsolidated subsidiaries (D8) + financial debts owed to affiliates (D9) + financial debts owed to controlling companies (D10) – amounts due from unconsolidated subsidiaries ( C II 2) – amounts due from subsidiaries (C II 3) – amounts due from controlling companies ( C II 4) – financial assets other than fixed assets (C III) – liquid assets (C IV).” Any existing updated value must be added to this amount, for financial leasing fees, if such are not included in the aforementioned items.

1.17    “Intesa”: Banca Intesa S.p.A (formerly Intesa BCI S.p.A), as referred to in the heading of the present Contract.

1.18    “Relevant Subjects”: shall have the meaning set forth in paragraph 6.02 below.

1.19    “Net Asset Value”: shall mean the evaluation method used for calculating increase in value, according to market practice and at current values, of financial assets and liabilities.

1.20    “Olimpia bonds”: 1.5% Olimpia bonds, 2001-2002, each of which is an “Olimpia bond.”

1.21    “Olivetti Bonds”: 1.5% convertible bonds, 2001-2010, convertible to Olivetti Stock issued by Olivetti, each of which is an “Olivetti Bond”.

1.22    “Olimpia”: Olimpia S.p.A., as referred to in the heading of the present Contract.

1.23    “Olivetti”: Olivetti S.p.A., with home offices in Ivrea, at Viale Jervis 77, capital of €8,845,456,658.00, registration number in the Turin Business Registry and tax code no. 00488410010.

1.24    “Extraordinary Operations”: every merger or split involving Olivetti, on the one hand, and one or more of its directly or indirectly controlled companies, on the other.

1.24bis “Capital Transactions”: such extraordinary transactions as may involve Olivetti capital and which change the number of shares or which result in, by way of example though not exclusively: stock split, reverse split, assignment of Olivetti stock to partners for capitalization of capital.

1.25    “Holy holding in Holinvest”: Holy holding of Holinvest capital, or 19.999% of this capital.

1.26    “Hopa holding in Holinvest”: Hopa holding of Holinvest capital, or 80.001% of this capital.

1.27    “Olivetti holding”: alternately:

(i)	when there are no Extraordinary Operations, holding with full voting rights equal to at least 25% of Olivetti capital on the date the present Contract is signed, or

(ii)	when there are Extraordinary Operations, the entire package of Olivetti Stock and/or Financial Instruments (granting equal voting rights) arising from the exchange of shares with voting rights equal to at least 25% of Olivetti capital that would be attained through Extraordinary Operations executed prior to the Relevant Date.

1.28    “Parties”: the current Olimpia Partners, Olimpia (which, in accordance with the provisions of paragraph 12.10 below, must be considered as a single Party), and Hopa.

1.29    “Net Assets”: the difference – to be determined in accordance with Accounting Principles – between assets and liabilities on the “civil” balance sheets of a corporation where, upon drafting the resultant consolidated balance sheet, it is understood that for purposes of determining Olimpia’s Net Assets the assets of Olivetti and its subsidiaries are not taken into account.

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1.30    “Pacts”: agreements of a paracorporate nature set forth in Articles VI and VII of the present Contract.

1.31    “Pirelli”: Pirelli S.p.A. as referred to in the heading of the present Contract.

1.32    “Increase Premium”: shall have the meaning set forth in paragraph 10.00 below.

1.33    “Accounting Principles”: Accounting principles as provided by law, and when not specifically stated therein, those set forth by the National Council of Professional Accountants, or otherwise by the International Accounting Standards Committee.

1.34    “Debt/equity ratio”: the ratio between Net Assets (as defined in paragraph 1.29 above) and Net Financial Borrowing (as defined in paragraph 1.16 above). Possible derivative instruments (as defined in Decree Law 24.2.1998, no. 58 – Draghi Law, Article 1, paragraph 2), not for coverage (as defined by Banca d’Italia Measure of July 30, 2002) created as of 11-30-02, must be valued at cost or market price, whichever is less, and any necessary write-off must result in a reduction in Net Assets. Possible derivative instruments for coverage must be valued in a manner consistent with the asset or liability pertaining to the coverage, with it understood that the so-called equity swap underwritten by Olimpia on November 20, 2001, will be customarily valued at cost.

1.35    “Stipulated Exchange Rate”: shall have the meaning set forth in paragraph 5.03(a)(ii) below.

1.36    “Split”: shall have the meaning set forth in paragraph 9.01 below.

1.37    “Holinvest Split”: shall have the meaning set forth in paragraph 9.05 below.

1.38    “Seat”: Seat – Pagine Gialle S.p.A, with home offices at Via Grosso 10/8, Milan, registration number in the Milan Business Registry and tax code no. 12213600153.

1.39    “Holy Position”: Financial statements of Holy at December 31, 2002, with the accompanying reports, attached hereto as number 5.02(ii) which – in accordance with the provisions of paragraph 5.02(ii) below – shall represent the Holy financial position of reference for the Merger project.

1.40    “Olimpia Position”: Financial statements of Olimpia at November 30, 2002, with the accompanying reports, attached hereto as number 5.02(i) which – in accordance with the provisions of paragraph 5.02(i) below – shall represent the Olimpia financial position of reference for the Merger project.

1.41    “Olivetti Companies”: Telecom, TIM, and Seat, collectively.

1.42    “Standstill”: shall have the meaning set forth in paragraph 8.01 below.

1.42bis “Accelerated Standstill”: shall have the meaning set forth in paragraph 8.06 below.

1.43    “Financial Instruments”: every financial instrument (including Olivetti Instruments as defined below) that directly or indirectly grants subscription rights to Olivetti Stock (which, by way of example and not exclusively, includes convertible bonds, forward contracts, call options, and prepaid swaps).

1.44    “Olivetti Instruments”: instruments with the characteristics as set forth in the document attached hereto as no. 1.44.

1.45    “Telecom”: Telecom Italia S.p.A., with home offices at Piazza degli Affari 2, Milan, registration number in the Milan Business Registry and tax code no. 00471850016.

1.46    “Initial Term”: shall have the meaning set forth in paragraph 8.05 below.

1.47    “TIM”: Telecom Italia Mobile S.p.A., with home offices at Via Giannone 4, Turin, registration number in the Turin Business Registry and tax code no. 06947890015.

1.48    “Unicredito”: Unicredito Italiano S.p.A, as referred to in the heading of the present Contract.

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ARTICLE II

Object of Contract

(a)    Under the present Contract, the various operations governed thereby and the Paracorporate Pacts contained herein, the Current Olimpia Partners, Olimpia, and Hopa hereby agree on the terms and conditions for creating a partnership with strategic connotations.

(b)    The partnership referred to in the previous paragraph shall be achieved by Hopa’s joining its capital to that of Olimpia (by Holy’s merger with Olimpia) together with the Current Olimpia Partners, and the subsequent joining of Olimpia’s capital to that of Holinvest, together with Hopa.

(c)    The following stipulations in the present Contract shall, inter alia, govern:

(i)	the steps taken to achieve the aforesaid situation (setting the terms and conditions thereof), in particular with regard to the provisions of Articles II, IV, and V below;

(ii)	the rules of corporate governance and other provisions of a paracorporate nature to which the Parties have agreed, in particular with regard to the provisions of Articles VI and VII below;

(iii)

(A)	the mechanisms for settling possible Standstills or Accelerated Standstills such as may arise in the administration of Olimpia (to include with regard to voting instructions as determined by the Olivetti Extraordinary Shareholders’ Meeting) and/or of Holinvest; and

(B)	the means of any possible breakup of the partnership carried out under the present Contract, with regard to confirming a Standstill or Accelerated Standstill, as well as to the failure to renew Pacts upon their expiration;

with particular regard to the provisions of Articles VIII, IX, and X below.

ARTICLE III

Preliminary Obligations of the Parties

(a)    Following the signing of the present Contract, and in any case no later than February 28, 2003, Hopa, Holinvest, and the Hopa Controlling Companies must divest themselves of all Olivetti Stock, and Olivetti Instruments such as they may own, with the following exceptions:

(i)	with regard to Hopa, Olivetti Instruments as referred to up to a maximum of 40 million shares in Olivetti;

(ii)	with regard to Holinvest, Olivetti Instruments, Olivetti Stock and Olivetti Bonds as set forth in paragraph 4.01(ii)(A) below;

(iii)	with regard to Holy, up to a maximum of 99,941,661 shares in Olivetti and 163,558,339 Olivetti Bonds; and

(iv)	with regard to the Hopa Controlling Companies, up to one (1) million shares in Olivetti for each Company.

(b)    In order to certify proper compliance with the obligations set forth in the previous paragraph (a), and so that the actions taken under the conditions precedent set forth in paragraphs 4.01 (i), 4.01 (ii), and 4.01 (iii) can be verified by no later than February 28, 2003:

(i)	Hopa and the Hopa Controlling Companies must furnish the Current Olimpia Partners with declarations (signed by the authorized legal representative, or in the case of individuals, by the individual from the Hopa Controlling Company), from which full compliance with the obligations set forth in the previous paragraph (a) can be inferred, with regard to Hopa and each of the Hopa Controlling Companies, respectively, and the consequent ownership of Olivetti Stock, Olivetti Instruments, and Financial Instruments as permitted under the present Contract, all based on the model attached under number 3(b), with it being understood, to avoid any doubt, that:

(A)	the declaration furnished by Hopa must include the Olivetti Stock and/or Olivetti Instruments it holds, to include indirectly through its Subsidiaries (including Holy and Holinvest); and

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(B)	determination of compliance with the obligation to divest set forth in the previous paragraph 3(a) (and subsequently for properly preparing the declaration under paragraph 3(b)(i), must also include all of the rights of any type whatsoever regarding Olivetti Stock as prescribed in the standards on Tender Offers currently in force);

(ii)	Hopa must furnish the Current Olimpia Partners with a declaration (signed by the authorized legal representative), from which it can be inferred that Holinvest meets the condition set forth in paragraph 4.01(ii) below.

(c)    Following the signing of the present Contract, and in any case no later than February 28, 2003, Olimpia, and the Current Olimpia Partners must divest themselves of all Olivetti Stock such as they may own on that date, also through their respective Subsidiaries, in excess of the limit set forth in paragraph 4.01(iii) below, with it understood that the maximum amount of Olivetti Stock that Hopa, its Subsidiaries and Hopa Controlling Companies can own pursuant to the present Contract, as stipulated in paragraph 4.01, also following verification of the Conditions Precedent referred to in Article IV, must be determined in order to calculate this excess.

(d)    In order to certify proper compliance with the obligations set forth in the previous paragraph (c), and so that the actions with regard to the Conditions Precedent set forth in paragraph 4.01(iii) below can be verified by no later than February 28, 2003, Olimpia and the Current Olimpia Partners must furnish Hopa with declarations (signed by the authorized legal representative), from which full compliance with the obligations set forth in the previous paragraph (c) can be inferred, and the consequent ownership of Olivetti Stock as permitted under the present Contract, all based on the model attached under number 3(d), with it being understood, to avoid any doubt, that:

(i)	the declaration furnished by each of the Current Olimpia Partners must also include the Olivetti Stock, the Olivetti Instruments and the Financial Instruments (as prescribed in the standards on Tender Offers currently in force) that each one holds, to include indirectly through their Subsidiaries and/or which are owned by companies belonging to the same groups managed by the Current Olimpia Partners;

(ii)	determination of compliance with the obligation to divest set forth in the previous paragraph 3(c) (and subsequently for properly preparing the declaration under this paragraph 3(d), must include all of the rights of any type whatsoever regarding Olivetti Stock as prescribed in the standards on Tender Offers currently in force); and

(iii)	when providing these declarations, Intesa and Unicredito may be limited – in accordance with the commitments assumed with Pirelli in the Paracorporate Pact governing their relationships as Olimpia partners - to furnishing the amount of Olivetti Stock they own and the additional circumstance whereby they could jointly hold additional Olivetti Stock up to a maximum of 0.40% of the capital of this company, with voting rights, with it being understood that such an exception is to be considered in calculating any possible excess as referred to in the previous paragraph (c).

(e)    Hopa hereby declares and assures that the Hopa Controlling Companies will modify, by February 28, 2003 at the latest (inserting provisions in this regard to take immediate effect), the Paracorporate Pacts that bind them, with a stipulation whereby if any of the Hopa Controlling Companies holds more than one (1) million shares in Olivetti, such shall be grounds for immediately canceling the aforesaid Paracorporate Pacts regarding the Hopa Controlling Company/Companies that has/have exceeded the limit.

(f)    Understanding the commitment to divest under the present Article III, the Parties – to include their Subsidiaries and Controlling Companies and third parties with whom, while the present Contract is in effect, agreements have been signed (by the Parties themselves and/or their Subsidiaries and or Controlling Companies) relative to Olivetti Stock and/or Financial Instruments and/or Olivetti Instruments – hereby agree and mutually acknowledge that, during the entire time the present Contract and the Pacts contained herein are in force, none of them will hold Olivetti Stock and/or Financial Instruments and/or Olivetti Instruments of sufficient quantity such as to exceed, among the Parties and with regard to Olivetti Stock and/or Financial Instruments and/or Olivetti Instruments, the limit referred to in paragraph 4.01(iii) below.

ARTICLE IV

Conditions Precedent

4.01    Specifications. The Parties agree that the effectiveness of the present Contract is subject to the following conditions precedent:

(i)	that by February 28, 2003 at the latest, the Hopa Controlling Companies will dispose of all Olivetti Stock in excess of the amount excepted under the preceding paragraph III(a) such as they may hold,

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and will modify the Paracorporate Pacts binding on them in accordance with item (e) of Article III above; and

(ii)	that by February 28, 2003 at the latest, Holinvest will have:

(A)	assets comprised of:

(1)	134,721,109 Olivetti Bonds as third-party loans;

(2)	the right to obtain, by June 30, 2003, (i) 58,110,100 Olivetti Bonds pursuant to the agreement signed with GPP International S.A.; (ii), 39,203,282 Olivetti Bonds pursuant to the agreement signed with Hopa, and (iii) 66,244,957 Olivetti Bonds resulting from reimbursement for an equal number of Olimpia Bonds, for a total of 163,558,339 Olivetti Bonds, with the understanding that, to avoid any doubt:

(x)	Hopa will ensure that Holinvest exercises the above right, and that GPP International S.A. meets the commitments assumed vis-à-vis Holinvest so that the latter will obtain the aforesaid Olivetti Bonds no later than June 30, 2003;

(y)	the sale of the Olivetti Bonds will not result in Net Financial Borrowing by Holinvest in excess of the maximum limit set forth in paragraph (D) below; and

(3)	Olivetti Instruments tantamount to 486,500,000 shares in Olivetti;

(4)	2,431 shares in Olivetti.

(B)	the stipulated value of Net Worth (applying Net Asset Value and using as a base for reference the stipulated per-share value of Olivetti Stock of €1.20), not less than €220,000,000.00;

(C)	a debt/equity ratio of not more than 1:1; and

(D)	Net Financial Borrowing of not more than €721,750,000.00.

It is understood that calculation of Net Financial Borrowing and the stipulated Net Assets referred to in paragraphs (B) and (D) above must not take into account (1) accrued interest payable on financial debt dating from December 19, 2002, or the effects of the time lapsed during the normal management of the company and the costs of belonging to the partnership set forth herein and of purchasing Olivetti Instruments; and (2) the 100,000,000 Olivetti Bonds owned by Holinvest involved in a loan to JP Morgan Chase, and 100,000,000 nonconvertible Olivetti Bonds owned by JP Morgan Chase loaned to Holinvest. Accordingly, Hopa assures that the assets under the aforesaid loans, opposite in sign, have the same value, and thus the sum of the respective values (and the consequent effect of these operations on Holinvest) is at least 0 (zero).

(iii)	that – gross of the exemption allowed for Hopa, Holinvest, Holy, and the Hopa Controlling Companies as set forth in paragraph (a) of Article III above – the totality of Olivetti Stock held by Olimpia, the Current Olimpia Partners, Hopa, Holinvest, Holy, the other Hopa Subsidiaries and the Hopa Controlling Companies (upon conclusion of the operations referred to in Article III above) will not exceed 30% of Olivetti capital with voting rights (it being understood that for this calculation the provisions of paragraphs (c) and (d) of Article III must be taken into account); it is understood that accordingly all of the rights of any type whatsoever regarding Olivetti Stock must be calculated, as prescribed by the standards on Tender Offers currently in effect.

4.02    Unilaterality and Other Pacts. The Parties agree that – in view of the conditions set forth in paragraphs 4.01(i) and (iii) above – the condition set forth in paragraph 4.01(ii) above is in the exclusive interest of Current Olimpia Partners and Olimpia, and who may, upon unanimous agreement, waive same by written communication sent to Hopa no later than March 10, 2003.

4.03    Effectiveness. (a) If the conditions set forth in paragraph 4.01 fail to materialize by February 28, 2003 (or if the condition set forth in paragraph 4.01(ii) has not been waived by the above deadline set for the Current Olimpia Partners and Olimpia), this Contract shall be regarded as automatically without effect and cancelled as of that date, and the Parties shall be released from any remaining obligations arising from same, with the Current Olimpia Partners and Olimpia having no claim whatsoever against Hopa, and vice versa, with paragraphs 12.03, 12.05, 12.08, 12.10, and Articles XI and XIII no longer applicable.

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ARTICLE V

Merger

5.01    Type of Merger. The Parties agree to create a partnership among themselves by a merger involving the incorporation of Holy into Olympia, with the corresponding increase of capital of the incorporating company, to be earmarked for Hopa as the sole partner of Holy (hereafter the “Merger”).

5.02    Financial positions of reference. The Parties agree to utilize as the financial statements for the Merger during the approval stage and as a deposit for the Merger project, solely for Olimpia and Holy, respectively:

(i)	for Olimpia, the statements at November 30, 2002, as shown in Attachment 5.02(i) (hereafter, the “Olimpia Position”);

(ii)	for Holy, the statements at December 31, 2002, as shown in Attachment 5.02(ii) (hereafter, the “Holy Position”)

5.03    Stipulated exchange rate. (a) The Parties mutually acknowledge:

(i)	that each has, prior to the date of the present Contract, carried out fact-finding investigations and verifications of the company involved in the Merger and a subsidiary of the other Party, aimed at verifying its asset, financial, economic, administrative, legal, and fiscal position;

(ii)	that each has – following the verifications referred to in paragraph (i) above – determined the exchange rate for the Merger to be 297,637,360 shares of Olimpia stock at a par value of €1.00 each, for a single share of Holy at a par value of €10,000.00 (hereafter the “Stipulated Exchange Rate”);

(iii)	that each has taken into account, in order to calculate the Stipulated Exchange Rate, the financial statements of Holy and Holinvest referred to in paragraph 5.10.1.2 below, as well as the pro forma financial statements shown in the attachment under 5.03 (iii), as indicated in paragraphs 5.03 (b), 4.01 (ii)(A)(2) and 4.01 (ii)(D).

(b)    The Parties also acknowledge that – apart from verifications made – the above ascertainments indicate:

(i)	that the Olimpia and Holy Positions are accurately represented;

(ii)	that on the date the Merger becomes effective, Holy, by virtue of owning:

(A)	163,558,339 Olivetti Bonds and 99,941,661 shares in Olivetti, none of them encumbered in any manner whatsoever, entered in their totality on the balance sheets at a value of €476,935,000.00;

(B)	Holy holding in Holinvest, not encumbered in any manner whatsoever, and entered on the balance sheet at a value of €385,400,000.00;

(C)	net cash holdings of €98,800,000.00, plus any dividends such as may be distributed by Olivetti by the effective date of the Merger, with regard to 98,975,110 shares in Olivetti; will have a Net Worth of not less than €961,135,000.00, and with no debts or other liabilities. It is understood that, for calculating the net cash holdings referred to in paragraph (C) above, and the Net Assets, as of December 19, 2002, no consideration should be given to the effects of the passing of time for the normal management of the company, nor to the costs of pertaining to the Merger herein referred to.

5.04    Directors’ Report. (a) Current Olimpia Shareholders shall provide for the Olimpia Board of Directors to prepare the Report under Article 2501 quater of the Civil Code by or before February 28, 2003.

(b)    Hopa shall provide for the governing body of Holy to prepare the Report under Article 2501 quater of the Civil Code, as soon as possible after execution of this Contract, and in any case no later than February 28, 2003.

(c)    The Parties agree that the reports under Article 2501 quater of the Civil Code, referred to in paragraphs (a) and (b) above, must be consistent in structure.

5.05    Expert’s report on exchange rate adequacy. (a) For the purpose of writing the experts’ report as prescribed under Article 2501 quinquies, subsection 1 of the Civil Code, the Parties mutually recognize as follows:

(i)	the President of the Court of Milan (at the request of Olimpia) has indicated Milan-based Price Waterhouse & Coopers S.p.A. as expert, according to the definition under Article 2501 quinquies, subsection 2, letter b) of the Civil Code, in charge of writing a report – in Olimpia’s interest – concerning the adequacy of the Merger exchange rate; and

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(ii)	the President of the Court of Brescia (at the request of Holy) has indicated Prof. Maurizio Dallocchio, whose office is located in Milan, Via dei Bossi 6, as expert according to the definition under Article 2501 quinquies, subsection 2, letter b) of the Civil Code, in charge of writing a report – in Holy’s interest – concerning the adequacy of the Merger exchange rate;

(For the purposes of this Contract, Milan-based Price Waterhouse & Coopers S.p.A. and Prof. Maurizio Dallocchio are hereinafter collectively referred to as the “Experts”.)

(b)    The Parties agree that, should the Experts find the Stipulated Exchange Rate inadequate, Olimpia, each of the Current Olimpia Shareholders, and Hopa, shall meet to resolve the matter amicably and in good faith, provided however that, should Olimpia, each of the Current Olimpia Shareholders, and Hopa fail to come to an agreement, to be formalized within thirty [30] calendar days after the Experts have filed their report, this Contract shall be deemed terminated to all intents and purposes, and neither Party shall have any liability of whatever nature to the other Party by reason of such termination.

5.06    Merger Resolutions. (a) The Parties mutually agree, after undertaking the corrective measures as described in paragraph 5.05(b) above, if required, and after fulfilling all legal and regulatory requirements for the approval, filing, publication and registration of the Merger project, to provide for the following :

(i)	call a Extraordinary Meeting of Olimpia Shareholders to approve the Merger and pass all resolutions related and consequent thereto; and

(ii)	call a Extraordinary Meeting of Holy Shareholders, to be held on the following day, to approve the Merger and pass all resolutions related and consequent thereto.

(b)    The Parties shall provide for a new set of Olimpia by-laws (post Merger) to be adopted as a part of the Merger project; such by-laws shall adhere to the text attached hereto as Addendum 5.07(b), so as to adjust the company’s corporate governance according to the agreed stipulations, as described in detail in Article VI below.

(c)    It is understood that, for all accounting and tax purposes, the Merger shall be effective as of January 1, 2003.

5.07    Merger Agreement. The Parties agree to provide for Olimpia and Holy to execute the Merger Agreement, as soon as possible after the term required by law.

5.08    Interim Management. (a) As of the date of this Contract and until the effective date of the Merger, each Party agrees to provide for its subsidiary to be merged, and in the case of Hopa, Holinvest, to abstain from performing, without prior written consent from the other Party and subject to compliance with express provisions contained herein, such acts as may produce significant changes in its economic and financial structure, including direct or indirect purchase of company stock or shares, except as required to fulfill the obligations hereunder, as known to the Parties.

(b)    Additionally, each Party agrees to provide for the companies to be merged to abstain from issuing new shares, in order to avoid altering the Stipulated Exchange Rate.

5.09    Olimpia and Holinvest post-Merger ownership. The Parties mutually recognize that, on the basis of the Stipulated Exchange Rate:

(i)    Olimpia post-Merger shall be owned as follows:

Pirelli	: 50.40%;
Edizione	: 16.80%;
Hopa	: 16.00%;
Unicredito	: 8.40%; and
Intesa	: 8.40%.

(ii)     Holinvest post-Merger shall be owned as follows:

Hopa	: 80.001%; and
Olimpia	: 19.999%.

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5.10    Mutual Guarantees by the Parties. The Parties mutually guarantee and represent as follows in relation to Holy and Holinvest (with respect to Hopa) and Olimpia (with respect to Current Olimpia Shareholders), their financial statements, financial position and operating results, as well as any other circumstances concerning such companies, as indicated below.

5.10.1    Hopa’s Guarantees

5.10.1.1    Capitalization and Title. (a) The capital of Holy and Holinvest reflects, as to amount and structure, the relevant specifications contained in Addendum 5.10.1.1.

(b)     There are no:

(i)	titles or rights of any type or nature which may be converted into shares of or interests in Holy or Holinvest, nor any other rights of third parties to obtain any shares of or interests in Holy or Holinvest, presently or in the future;

(ii)	credit rights of any nature, claimed against Holy or Holinvest by Hopa – except as indicated in balance sheet situations described in paragraph 5.10.1.2 below – or by any persons (whether individuals or entities) who own, are owned by, or are under the same ownership as Hopa.

5.10.1.2    Financial statement. Holy’s financial statement, attached hereto as Addendum 5.02(ii) and Holinvest’s financial statement, attached hereto as Addendum 5.10.1.2, have been written clearly and accurately, in compliance with the requirements of all civil and tax laws and regulations as applicable from time to time, and based on Accounting Principles applied consistently throughout the years using prudent and constant evaluation criteria; such statements constitute true and correct representations of Holy’s and Holinvest’s assets and liabilities, financial position, and operating results in the indicated periods. The positive and negative entries recorded in the financial statements are true and real, and have been evaluated on the basis of prudent appreciation; additionally, the provisions and reserves required to meet any possible contingent liabilities of Holy and Holinvest have been duly allocated. With reference to the date of such statements, no lower assets or greater liabilities or any other causes or events exist which may affect the value of the Net Assets indicated therein, nor are there any further debts or liabilities, of whatever kind or nature, in addition to those entered in the financial statements, regardless of whether such debts or liabilities require the allocation of a fund or reserve.

5.10.1.3    Unrecorded Liabilities and Credits. (a) As of the effective date of the Merger, Holy and Holinvest shall have no liabilities except those not yet paid shown in the statements referred to in paragraph 5.10.1.2 above, as well as those emerged after the statements’ reference dates in connection with ordinary business conducted by Holy and Holinvest after such effective date, according to the stipulations under paragraph 5.08 above, as a result of acts performed by said companies under this Contract, or as a result of costs related to the Merger, or the partnership regulated hereunder, or – with respect to Holinvest - the acquisition of Olivetti instruments, plus the interest expense accrued on financial debt as of December 19, 2002.

(b)    The credits shown in the aforesaid statements and those emerged after the reference dates of such statements, until the effective date of the Merger, are and shall be existent, certain, liquid, and collectible within the terms agreed with the debtors, with the exception of the special adjustment fund entered in the liabilities.

5.10.1.4    Interim Management. (a) Hopa guarantees and represents that in the period following the reference date of the financial statements referred to in paragraphs 5.10.1.2 and 5.10.1.3 above, and until the date of this Contract, the business operations of Holy and Holinvest were managed and conducted in accordance with the provisions under paragraph 5.08 above; (b) after the reference date of the statements referred to in paragraphs 5.10.1.2 and 5.10.1.3 above, no situations or circumstances occurred which may significantly affect Holy and/or Holinvest or their financial statements or financial positions, assets, operating results, or future outlooks, except for any acts required to fulfill the obligations hereunder.

5.10.2    Current Olimpia Shareholders’ Guarantees

5.10.2.1    Capitalization and Title. (a) The capital of Olimpia reflects, as to amount and structure, the relevant specifications contained in Addendum 5.10.2.1(a).

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(b)    With the exception of the details specified in the document attached hereto as Addendum 5.10.2.1(b), there are no :

(i)	titles or rights of any type or nature which may be converted into shares of or interests in Olimpia, nor any other rights of third parties to obtain any shares of or interests in Olimpia, presently or in the future;

(ii)	credit rights of any nature, claimed against Olimpia by Current Olimpia Shareholders.

5.10.2.2    Financial statement. Olimpia’ financial statement, attached hereto as Addendum 5.02(i) has been written clearly and accurately, in compliance with the requirements of all civil and tax laws and regulations as applicable from time to time, and based on Accounting Principles applied consistently throughout the years using prudent and constant evaluation criteria; such statement constitutes a true and correct representation of Olimpia’s assets and liabilities, financial position, and operating results in the indicated periods. The positive and negative entries recorded in the financial statements are true and real, and have been evaluated on the basis of prudent appreciation; additionally, the provisions and reserves required to meet any possible contingent liabilities of Olimpia have been duly allocated. With reference to the date of such statements, no lower assets or greater liabilities exist, or any other causes or events, which may affect the value of the Net Assets as indicated therein, nor are there any further debts or liabilities, of whatever kind or nature, in addition to those entered in the financial statement, regardless of whether such debts or liabilities require the allocation of a fund or reserve.

5.10.2.3    Unrecorded Liabilities and Credits. (a) As of the effective date of the Merger, Olimpia shall have no liabilities except those not yet paid shown in the statements referred to in paragraph 5.10.2.2 above, as well as those emerged after the statements’ reference dates in connection with ordinary business conducted by Olimpia after such effective date, according to the stipulations under paragraph 5.08, or as a result of costs related to the Merger, or the partnership regulated hereunder, or the acquisition of Olivetti instruments, plus the interest expense accrued on financial debt as of December 19, 2002.

(b)    The credits shown in the aforesaid statements and those emerged after the reference dates of such statements, until the effective date of the Merger, are and shall be existent, certain, liquid and collectible within the terms agreed with the debtors, with the exception of the special adjustment fund entered in the liabilities.

5.10.2.4    Interim Management. Unless otherwise stated in Addendum 5.10.2.4 :

(i)	in the period following the reference date of the financial statements referred to in paragraphs 5.10.2.2 and 5.10.2.3 above, and until the date of this Contract, the business operations of Olimpia were managed and conducted in accordance with the provisions under paragraph 5.08 above;

(ii)	after the reference date of the statements referred to in paragraphs 5.10.2.2 and 5.10.2.3 above, no situations or circumstances occurred which may significantly affect Olimpia or its financial statement or financial positions, assets, operating results or future outlooks, except for any acts required to fulfill the obligations hereunder.

5.11    Indemnification obligations (a) Each Party – this term meaning, for the purposes of this paragraph 5.11, Hopa, on one side, and Current Olimpia Shareholders on the other, each in relation to the guarantees respectively given herein - shall fully indemnify and hold harmless the other Party with respect to:

(i)	any liability (whether actual or potential) of its subsidiary to be merged and/or of Holinvest, existing as of the reference dates of the financial statements referred to in paragraphs 5.10.1. and 5.10.2 above, pertaining to such subsidiary or otherwise arising out of any acts, omissions, circumstances, or facts existing at such date, and which is not indicated in the relevant statement (regardless of whether or not, under the Accounting Principles, the Party was allowed to omit such liabilities in the aforesaid statement).

(ii)	any loss or damage incurred by its subsidiary to be merged and/or by Holinvest or by the other Party, which would not have been incurred, had the Party’s guarantees and representations contained in paragraph 5.10 above been accurate, true and correct, to the extent that such loss or damage has not been indemnified under paragraph (i) above.

(b)    The rights provided by this paragraph 5.11 shall survive until the second (2nd) anniversary of the date of subscription of this Contract or until the effective date of the Split, whichever is closer; provided, however, that as long as the Split is not effective, Olimpia shall have the right to be indemnified by Hopa with respect to the guarantee issued by Olimpia under paragraph 4.01(ii), and shall maintain such right until expiration of said loan.

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ARTICLE VI

Agreements between Shareholders concerning Olimpia and Olivetti Companies

6.00    Agreements and Agreement Term. (a) The Parties mutually recognize that the provisions in this Article VI, as well as those in Article VII below (collectively, the “Agreements”) shall be effective for the entire period (“Agreement Term”) between the effective date of the Merger and either:

(i)	the natural expiration of such Agreements, as regulated under paragraph (b) below; or

(ii)	the date on which, in compliance with the applicable provisions herein, (A) – as a result of a Standstill, the Split and Holinvest Split become effective; (B) as a result of an Accelerated Standstill, the Current Olimpia Shareholders receive an Accelerated Standstill notice.

(b)    The Agreements shall have a term of three years as of the effective date of the Merger, and upon expiration shall be deemed tacitly extended [for an equal period], unless a notice of termination is served by either Party to the other, subject to the provisions in paragraph (c) below.

(c)    Subject to law requirements concerning particular cases, the Parties may withdraw from the Agreements, effective on the earliest expiration date, by written notice to the other Party 3 (three) months before such expiration date.

6.01    Board of Directors of Olimpia. (a) For the entire Duration of the Agreements, the Board of Directors of Olimpia will be made up of a fixed and non-changeable group of 10 members, one of which will be appointed upon designation by Hopa. The first Director appointed by Hopa will be Emilio Gnutti.

(b)    In the event the Director appointed by Hopa should cease to be on the Board, a replacement shall be designated within the next 20 (twenty) Work Days, and it is understood that the designation of the replacement will be still made by Hopa, with the consent of Pirelli, which shall not withhold it unreasonably.

(c)    Should Hopa wish to revoke one or more of the Directors it designated, the Current Olimpia Partners will cooperate fully, in order for this revocation to proceed as rapidly as possible. Hopa shall have the right to designate – in accordance to what was set forth in the preceding paragraph (b) – the Director to be appointed as a replacement for the Director who was revoked, subject to the consent of Pirelli, which shall not withhold such consent unreasonably.

(d)    The Parties commit to holding each other harmless and to holding Olimpia harmless from any onus or damage deriving from the revocation without just cause of the Directors that each one of them from time to time designates, pursuant to paragraph 6.01.

6.02    Relevant Subjects. (a) For the purposes of this contract and in particular of subsequent Article VIII the following shall be considered to be Relevant Subjects:

(i)	In reference to the resolutions to be adopted by Olimpia’s Shareholders’ Extraordinary Meeting in relation to any subject that pertains to it, any time the resolution is adopted:

(A)	In opposition to a proposal by Olimpia’s Board of Directors passed with the agreement of the Directors appointed by Olimpia’s Current Partners and by Hopa; or

(B)	In agreement with a proposal by Olimpia’s Board of Directors passed without the agreement of the Director appointed by Hopa;

(ii)	In reference to the resolutions to be adopted by Olimpia’s Board of Directors in relation to those pertaining to:

(A)	The suggested vote to be cast during Olivetti’s Shareholders’ Extraordinary Meeting;

(B)	The purchase, sale and transfer of any security interest valued over €100,000,000.00 per transaction, or for multiple transactions performed during the same calendar year, with the exception of that which is provided for in the subsequent paragraph (b);

(C)	Acts or initiatives that modify or will modify the debt/equity ratio from a 1:1 ratio (while keeping open the option to remedy this situation pursuant to the procedure outlined in subsequent paragraph 8.07(a)(ii) and with the understanding that in this case it will not be considered to be a situation inducing stalling) and/or that concern the definition of the terms and conditions for using outside sources of financing;

(D)	Proposals for resolutions to be submitted to Olimpia’s Shareholders’ Extraordinary Meeting.

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(b)    The Parties reciprocally acknowledge that – in spite of being slightly different from what was outlined in the preceding paragraph (a) (ii) (B) – the following shall not be considered Relevant Subjects for the purposes of this Contract: actions relating to the purchase or sale of Olivetti stock, the conversion of convertible Olivetti bonds in to Olivetti stock or equivalent financial instruments, as long as even after these transactions Olimpia’s debt/equity ratio remains below 1:1.

6.03    Board of Directors of Olivetti Companies. (a) For the entire Duration of the Agreements the current Olimpia partners will do whatever is in their power to ensure that, in the meetings of the Boards of Directors of the Olivetti Companies, a director be appointed as a result of being designated by Hopa. The first directors that Hopa designates to this end are those indicated in the attached document by number 6.03(a).

(b)    The new Boards of Directors of the Olivetti Companies, made up according to the dispositions in the preceding paragraph (a), will be appointed as soon as possible after the Merger and in any event within and no later than 60 Business Days after the effective date of the Merger itself.

(c)    The dispositions in the preceding paragraphs 6.01(b) and (c) will apply, mutatis mutandis, also regarding the meetings of the Board of Directors of the Olivetti Companies.

6.04    Tender Offers on Olivetti Stock. Hopa commits itself to the fact that, in the event Olivetti Stock is subject to a tender offer, the Director that it designated in Olimpia’s Board of Directors – if the Current Olimpia Partners requests it in writing – will not oppose Olimpia’s agreeing to such tender offer.

6.05    Stand still. (a) Except for what set forth in the subsequent paragraph (b) or expressly provided for by this Contract, the Current Olimpia Partners and Hopa (also with respect to its respective controlling companies and affiliates) commit themselves not to purchase Olivetti Stock for the Duration of the Agreements, and agree to the fact that Olimpia – in partial derogation from this limitation - notwithstanding what is set forth in subsequent paragraph 8.06, will have the right to buy and sell Olivetti Stock as long as these transactions do not cause the limits described in paragraph 4.01(iii) to be exceeded, notwithstanding the fact that in order to calculate the threshold specified in the aforementioned paragraph, one shall have to bear in mind the quantities allowed by paragraph (a) of Article III.

(b)    The following cases are exceptions to the Stand Still commitment specified in paragraph 6.05(a):

(i)	The exercise on Pirelli’s part of the rights already acquired before executing this Contract, in relation to the exercise of call options and swap contracts relating to the purchase of Olivetti Stocks and Bonds (which are described in detail in the attached document designated by number 6.05(b)(i);

(ii)	For purchases of Olivetti Stock which were already allowed:

(A)	From Unicredito and Intesa, by the current Paracorporate Pact agreed to by these entities with Pirelli, which is described in the attached document designated by number 6.05 (b) (ii) (A); and

(B)	From Edizione, within the limits outlined by the current Paracorporate Pact agreed to by this entity with Pirelli, which are described in the attached document designated by number 6.05(b) (ii) (B).

(iii)	The maximum number of Olivetti Stock that the Hopa Controlling Companies are authorized to possess pursuant to paragraph 4.01.

(c)    Notwithstanding the above mentioned rights, furthermore the Parties reciprocally acknowledge that the purchase by one Side of convertible bonds and/or warrants that grant the right to underwrite convertible bonds in to Olivetti Stock and the exercise of the rights that go with it will be allowed only following the consent of the other Party, consent that shall not be unreasonably withheld, with the proviso that in the event of a request by Hopa there will have to be the unanimous consent of all the Current Olimpia Partners that at the time of this request are Olimpia partners.

6.06    Olimpia’s Business Purpose. The Current Olimpia Partners commit themselves not to change Olimpia’s business purpose (as reflected in the sample Articles of Incorporation which are found under Addendum 5.07 (b)) up to the latter of the following dates (i) the date of the natural expiration of the Agreements as set forth by paragraph 6 (b) of this Contract; and (ii) in the event of a Stall or an accelerated Stall, the effective date of the Break-up and the Holinvest Break-up.

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6.07    Other Commitments Relating to Olimpia. The current Olimpia Partners commit to make it so that, for the entire duration of the Agreements, Olimpia:

(i)	Does not have other holdings or financial investments other than its holding in Olivetti, Olivetti’s bonds, Olivetti’s instruments and the holding by Olimpia in Holinvest possessed as a result of the merger;

(ii)	Has a debt/equity ratio that does not exceed 1:1; and

(iii)	Does not sell its holding in Olivetti to entities controlled by Olimpia or that are parts of groups whose ownership can be ascribed to the Current Olimpia Partners.

6.08    Co-sale Rights and Obligations. (a) Except when otherwise set forth in this Contract and in particular in the following paragraph 8.06(b)(iii) and 8.07(b)(ii), for the entire Term of the Agreements – and in any case until the effective date of the Spinoff and of the Holinvest Spinoff – if the holding of Pirelli in the capital of Olimpia is reduced by transfer, contribution, assignment (including by spinoff), or transfer of a portion thereof, directly or indirectly, or a financial instrument that may be converted and/or which gives right to a holding in the capital of Olimpia (hereinafter jointly the “Signed Holding”) for payment, free of charge, for cash, or for payment in kind, under any status, including in several branches as compared to that held as of the signing date of this Contract, Hopa will have the right to claim (and therefore Pirelli will be obligated to cause) the buyer (hereinafter the “Third Party Buyer”) – pursuant to the applicable provisions of this paragraph 6.08:

(i)	whenever, notwithstanding the transfer and/or assignment of the Assigned Holding, Pirelli, together with Unicredito and Intesa, maintains absolute majority in the capital of Olimpia by acquiring:

(A)	a percentage of the holding of Holinvest equal to the percentage between the Assigned Holding and 50.4% according to the following formula:

PpiH : PiH = PC : 50.4%

Where:

PpiH: is the holding percentage of Hopa in Holinvest for which Hopa may claim transfer to the Third Party Buyer;

PiH: is the total holding (expressed as a percentage of the capital of Holinvest) of Hopa in Holinvest;

PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

or, as an alternative

(B)	a percentage of the Olivetti Instruments and/or of the Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, equal to the percentages between the Assigned Participation and 50.4% according to the following formula:

PSOH : SOH = PC : 50.4%

Where:

PSOH: is the portion of the Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, for which Hopa may claim transfer to the Third Party Buyer;

SOH: the total number of Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments on the date Pirelli communicates its intent, held by Holinvest;

PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

and therefore

(C)	a percentage of its own holding in Olimpia equal to the percentage between the Assigned Holding and 50.4%:

PpiO : PiO = PC : 50.4%

Where:

PpiO: is the portion of Hopa’s holding in Olimpia for which Hopa may claim transfer to the Third Party Buyer;

PiO: the total holding held by Hopa in Olimpia;

PC: Assigned Holding (expressed as a percentage of the capital of Olimpia);

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(ii)	whenever the assignment and/or transfer with price paid in kind (contribution and/or spinoff) of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia by Pirelli together with Unicredito and Intesa, acquiring the entire holding held by Hopa in Olimpia and/or Holinvest;

(iii)	whenever the assignment and/or transfer with the price paid in cash of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia, by Pirelli, together with Unicredito and Intesa, Hopa will also have the obligation to sell (and, respectively, Pirelli will have the obligation and the right to cause Hopa to sell) to the Third Party Buyer the entire holding of Hopa in Olimpia and/or in Holinvest;

with the understanding that:

(x)    for the purposes of this paragraph 6.08, the financial instruments whose acquisition by the Third Party Buyer must be imposed by Hopa exercising the alternative power set forth in this paragraph 6.08(a), will be identified as “Instruments to be Assigned”;

(y)    once Hopa communicates – pursuant to the following paragraph (c) – to Pirelli that it wishes to exercise the co-sale right set forth in this paragraph 6.08(a), Hopa will be obligated to sell the Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08 and, in particular, the following paragraphs (d) and (e); and

(z)    the choice between the options referred to in the previous paragraph 6.08(a)(i) will be exercised discretionally by Hopa and will be unavailable.

(b)    In order to allow Hopa to exercise the rights set forth in the previous paragraph (a), Pirelli undertakes to communicate to Hopa any intention to sell, transfer, assign (including by spinoff) or otherwise transfer under any status or part of its own holding in Olimpia, as soon as allowed by the negotiations with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Hopa the nature of the Third Party Buyer and the terms and conditions of the possible transfer transaction.

(c)    Hopa, after receiving the communication about the transfer project of the Assigned Holding by Pirelli, must communicate to Pirelli within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right and whenever Pirelli’s communication refers to a transaction of the type indicated in the previous paragraph (a)(i), which of the options set forth in Sections (A) through (C) of said paragraph (a)(i) it intends to choose.

(d)    Should Hopa exercise the co-sale right set forth in this paragraph 6.08, the transfers of the Instruments to be Assigned to the Third Party Buyer following such exercise must be perfected simultaneously with the transfer of the Assigned Holding by Pirelli to the Third Party Buyer.

(e)    The transfer price of the Instruments to be Assigned must be established pursuant to the following provisions:

(i)	whenever Hopa exercised the co-sale right set forth in its favor in the previous paragraph 6.08(a)(i)(C) or 6.08(a)(ii), the latter in the portion referring to the Olimpia holding, the price will be equal to the same price for each Olimpia share obtained by Pirelli from the assignment of the Assigned Holding;

(ii)	whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(A) or 6.08(a)(ii), the latter in the portion referring to the holding in Holinvest, the price will be established by considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia evaluating Holinvest on this basis at Net Assets Value;

(iii)	whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(B), the price of the Olivetti Instruments will be established considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia.

with the understanding that, for the purposes of this paragraph, the Net Asset Value (referred to in the previous paragraph (ii)) and the price of the Financial Instruments (referred to in the previous paragraph (iii)) will be established pursuant to the previous paragraph (e) and, in the event of this agreement between Pirelli and Hopa, by an audit firm included among the so-called “Big Four” – appointed by the Parties by mutual agreement or, in the absence of such agreement, by the Presiding Judge of the Court of Milan at the request of the most diligent Party; with the understanding that – the determinations made by audit firm will be unappealable and final.

(f)    It is understood between the Parties that the obligations set forth in this paragraph 6.08 must be considered exclusively at the charge of Pirelli, excluding any joint liability of the Current Olimpia Shareholders.

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6.08bis    Co-sale Rights concerning Olimpia’s assets. (a) For the entire Term of the Agreements – and in any event until the effective date of the Spinoff and of the Holinvest Spinoff – if the holding of Olimpia is reduced to a level below 25% of Olivetti’s capital or, whenever it is so reduced, it is further reduced by transfer, assignment (including by spinoff) or sale of a portion thereof for payment, free of charge, for cash or by payment in kind, under any status, including in several tranches (hereinafter, together, the “Assigned Olivetti Holding”), Holinvest will have the right to claim (and therefore Olimpia will be obligated to cause) the buyer (hereinafter the “Third Party Buyer of Olivetti Instruments”) – pursuant to the applicable provisions of this paragraph - to buy a percentage of the Olivetti Shares (and/or Financial Instruments) held by it on that date, equal to the percentage between the Assigned Olivetti Holding and Olimpia’s holding in Olivetti, held before the assignment of the Assigned Olivetti Holding:

PAOH : AOH = POC : PO

Where:

PAOH: is the number of Olivetti Shares (and/or Financial Instruments) held by it, for which Holivest [sic] may claim the transfer to the Third Party Buyer;

AOH: is the total number of Olivetti Shares (and/or Financial Instruments) held by Holinvest on the date Olimpia communicates its intent to transfer the Assigned Participation;

POC: is the Assigned Olivetti Holding (expressed as a percentage of the Olivetti Shares (and/or of the Financial Instruments) held by Olimpia on the date Olimpia communicates its intent to transfer Assigned Olivetti Holding);

PO: the total holding in Olivetti and/or all Financial Instruments held by Olimpia before the assignment of the Assigned Olivetti Holding;

with the understanding that:

(x)    for the purposes of this paragraph 6.08bis, the Olivetti Shares and/or Financial Instruments for which Holinvest must impose the acquisition of the Olivetti Instruments by the Third Party Buyer will be identified as “Olivetti Instruments to be Assigned”;

(y)    once Holinvest communicates – pursuant to the following paragraph (c) – to Olimpia that it wishes to exercise the co-sale right set forth in this paragraph 6.08bis, Holinvest will be obligated to sell the Olivetti Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08bis and, in particular, the following paragraphs (d) and (e); and

(b)    In order to allow Holinvest to exercise the rights set forth in the previous paragraph (a), Olimpia undertakes to communicate to Holinvest any intention to sell, transfer, assign (including by spinoff), or otherwise transfer under any status or part of its own holding in Olivetti, as soon as allowed by the negotiations of the Olivetti Instruments with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Holinvest the nature of the Third Party Buyer of the Olivetti Instruments and the terms and conditions of the possible transfer transaction.

(c)    Holinvest, after receiving the communication about the transfer project of the Assigned Olivetti Holding by Olimpia, must communicate to Olimpia within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right.

(d)    Should Holinvest exercise the co-sale right set forth in this paragraph 8.06(ii)[sic], the transfers of the Assigned Olivetti Instruments to the Third Party Buyer of the Olivetti Instruments to be Assigned following such exercise must be perfected simultaneously with the transfer by Olimpia to the Third Party Buyer of the Olivetti Instruments of the Assigned Olivetti Holding.

(e)    The transfer prize of the Olivetti Instruments to be Assigned will be equal to the price for each Olivetti share (and/or Financial Instrument) obtained by Olimpia from the transfer for the assignment of the Assigned Olivetti Holding.

(f)    The Parties mutually take note and agree that – as a partial exception to the provisions of this paragraph 6.08bis – whenever Holinvest exercises the co-sale right referred to in this paragraph 6.08bis, the assignment of the Assigned Olivetti Holding which – pursuant to the terms of the preceding paragraph would include an event of Accelerated Standstill – it will not be considered Accelerated Standstill.

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6.09    Taking Note. The parties mutually take note that:

(i)    the Agreements set forth in this Contract do not replace and therefore do not impair the validity, efficacy and enforceability of the Agreements referred to in the Paracorporate Pact executed on September 14, 2001 between Pirelli, Unicredito, and Intesa;

(ii)    in light of the preceding paragraph (i), the exercise by Unicredito and/or Intesa of the rights set forth in their favor in the Paracorporate Pact referred to in the previous paragraph (i) may not in any manner represent nonperformance of any commitments assumed by Unicredito and Intesa (as Current Olimpia Shareholders) under this Contract, nor cause under any other status any liability for Unicredito and Intesa themselves;

(iii)    whenever Unicredito and/or Intesa exercise the put right pursuant to the Paracorporate Pact referred to in the preceding paragraph (i), they will immediately be released from any obligation towards Hopa arising from this Contract, regardless of the date of the actual transfer of the Olimpia shares subject to the put, without prejudice to the fact that Pirelli will be automatically obligated towards Hopa to perform all such obligations towards Hopa itself;

(iv)    for whenever Unicredito and/or Intesa exercise the put right referred to in the previous paragraph (iii), Edizione Finance and Hopa waive, as of now, exercising the preference right established in their favor in the bylaws.

ARTICLE VII

Paracorporate Pacts Concerning Holinvest

7.01    Board of Directors of Holinvest. (a) For the entire Term of the Agreements, the board of directors of Holinvest will be made up of a fixed, unchangeable number of 7 members, one of whom will be appointed by Olimpia’s designation.

(b)    The provisions of the previous paragraphs 6.01(b), (c) and (d) will apply, mutatis mutandis, to the Board of Directors of Holinvest.

7.02    Lock-up Commitments. (a) As of the date of this Contract and for a period of twenty months from the effective date of the Merger, Hopa:

(i)    undertakes not to:

(A)    offer, constitute in pledge, sell, carry out preliminary sale steps, lend or otherwise transfer or assign (including by contribution or partial spinoff), directly or indirectly, Hopa’s Holinvest Holding or any financial instrument that may be converted or which would give right to a holding in the capital of Holinvest, or

(B)    execute swap contracts and other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from Hopa’s ownership of the Holinvest Holding, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of Hopa’s Holinvest Holding or of the aforementioned financial instruments, for cash or otherwise.

(ii)    it pledges – without prejudice to the provisions of the following paragraphs (b) and (c) – to take all necessary steps to prevent Holinvest from:

(A)    offering, selling, carrying out preliminary sales steps, lending, granting in pledge to guarantee obligations of third parties or otherwise transferring or assigning (including by contribution or partial spinoff), directly or indirectly, the Olivetti Instruments which, as of the date of this Contract, are owned by it, or any other financial instrument that may be converted or which gives right to a holding in the capital of Olivetti; or

(B)    executing swap contracts or other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from the ownership of the Olivetti Instruments which, as of the date of this Contract, are owned by it, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of the Olivetti Instruments or of the other aforementioned financial instruments, for cash or otherwise.

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(b)    Concerning the provisions of the following paragraph 7.03:

(i)    the Parties mutually take note that they know the following:

(A)    Holinvest gave in pledge to the banks which financed it (the “Creditor Banks”) the Olivetti Instruments which, as of the date of this Contract, are owned by it (as identified in the document enclosed herewith under No. 7.02(b)(ii)(A)) as guarantee of the obligations to reimburse the financing granted to it by said Creditor Banks;

(B)    Hopa undertakes to take all possible steps to avoid a possible discussion of the pledge by the Creditor Banks and therefore to preserve the preferred rights in favor of Olimpia referred in paragraph 7.03 below;

(ii)    in light of the provisions of the preceding paragraph (i), the Parties agree that:

(A)    following the execution of this Contract, Hopa will do everything possible so that the Creditor Banks:

(1)    consent that, in the event of sale of the Olivetti Instruments following the discussion of the pledge referred to in the preceding paragraph (i)(A), Olimpia be granted a preferred right concerning the acquisition of the Olivetti Instruments so sold; or, whenever such hypothesis is not feasible,

(2)    to accept – in the event that the pledge referred to in the preceding paragraph (i)(A) must be discussed – to transfer to Olimpia the financing contracts and the respective guarantees, at a price equal to the market value as of that date of the credit given by the Creditor Banks to Holinvest, under the same financing contracts so assigned; on the other hand, it is understood that Hopa undertakes as of now to cause Holinvest – in the event that the Creditor Banks declare their availability to transfer the contract as indicated

in this paragraph (ii)(A)(2) to accept – and therefore consent to – such assignments:

(B)    without limitation to the provisions of the preceding paragraph (A), immediately after the execution of the this contract, the Parties will send a joint communication to the Creditor Banks to inform them of the existence of the preferred right referred to in paragraph 7.03 below, and also requesting the Creditor Banks to a meeting to discuss the provisions of the aforementioned paragraph (ii)(A);

(C)    in order to help Olimpia achieve the purposes set forth in the previous paragraph (i)(C), Hopa will allow a representative of Olimpia (chosen by Olimpia with the consent of Hopa – which may not be unreasonably denied) to participate in all the meetings with the Creditor Banks which are the consequence or related to the provisions of the previous paragraph (ii)(A);

(iii)    the sections in the previous paragraphs(i) and (ii) will apply, mutatis mutandis, also in the case of subsequent financing and the respective pledges, with the understanding that the pledges so granted by Holinvest may refer only to the debts contracted by it, to the exclusion of the guarantee pledges of the debts of other parties.

(c)    Hopa’s obligation referred to in the previous paragraph (a)(ii) is understood in the sense of allowing Holinvest to freely dispose – during the lock-up period – of the Olivetti Instruments and/or Financial Instruments (but without application of the preferred right referred to in paragraph 7.03 below) provided that during said period, Holinvest keeps its ownership of a number of securities of not less than 65% and not more than 125% of those listed in the previous paragraph 4.01(ii)(A) and provided the shares of the companies director or indirectly controlled by Olivetti do not exceed 10% of the assets of Holinvest, without prejudice to the composition of the assets of Holinvest on the Relevant Date.

7.03    First Preferred Right in Favor of Olimpia. (a) At the end of the Lock-up period referred to in the previous paragraph 7.02(a)(ii) and for the entire residual Term of the Agreements – and in any case until the effective date of the Spinoff and of the Holinvest Spinoff – Holinvest may freely dispose of the Financial Instruments and of the Olivetti Shares, provided it – should it carry out any of the transactions set forth in the previous paragraph 7.02(a)(ii)(A) and (B) – grant Olimpia (with written communication detailing the identity of the potential buyer whenever it is known to Holinvest, regardless of the fact that the sale takes place on the regulated market, and all the elements necessary for the adequate evaluation of the offer of the latter and of the elements showing his seriousness) a preferred right in the Olivetti Instruments which are the object of such transaction.

(b)    It is understood that:

(i)    the offer must be presented by the third party within (30) thirty Business Days from the date Olimpia received Holinvest’s communication referred to in the previous paragraph 7.03(a);

(ii)    the preferred right referred to in the previous paragraph (b) must be exercised by the Olimpia within two (2) Business Days after Olimpia’s receipt of the respective denunciatio.

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7.04    Holinvest’s Bylaws. Hopa will take all necessary steps so that, by the date of the Merger and not later, Holinvest’s bylaws be amended to allow Holinvest exclusively to engage in the holding and financial activity concerning ownership and trading of the Olivetti Shares, Olivetti Instruments and Financial Instruments, as well as the shares and/or financial instruments of the companies directly or indirectly controlled by Olivetti; Hopa’s commitment is subject to the admissibility of such amendment pursuant to current legislation, without prejudice to the fact that Hopa will not be obligated to make such amendment whenever it implies the prohibition to Holinvest from continuing to own the holdings in securities other than those indicated in this paragraph, as currently owned, with the understand that, in this case, Hopa undertakes to cause Holinvest not to acquire new securities other than those described above. In addition, within the same term, Hopa undertakes to make in the current bylaws of Holinvet [sic] the amendments necessary to make it consistent with the model bylaws enclosed herewith under No. 7.04.

7.05    Second Preferred Right in Favor of Olimpia. (a) In the absence of a scenario of Accelerated Standstill, on the expiration of the first three-year period of the term of the Agreements (but completely independently from the fact that the agreements are extended for a subsequent three-year period or not) Hopa will cause Holinvest to execute with Olimpia a preferred rights agreement with a term of two years, under which – as of that date – Holinvest – whenever it intends to offer, pledge, sell, carry out preliminary sale steps, sell any sale option or contract, grant any option, right or warrant for acquisition, lend or otherwise transfer, assign or dispose (including by contribution or partial spinoff), directly or indirectly, all or part of Olivetti’s holding post-Spinoff – it must offer it preferentially to Olimpia to the extent that, due to the transaction planned, Hopa and Holinvest would own together less than:

(i)    65% of the holding in Olivetti belonging to them by the effect of the Spinoff; or

(ii)    65% of the Olivetti Instruments owned by Holinvest on the reference date of the Spinoff.

(b)    The preferred right referred to in the previous paragraph (a) must be exercised by Olimpia within 15 days after its receipt of the respective denunciatio.

(c)    For the entire term of the preferred rights agreement set forth in this paragraph 7.05, the provisions of the previous paragraph 6.05 apply, mutatis mutandis.

ARTICLE VIII

Standstill and Accelerated Standstill

8.01    Identification of standstill cases. For the purposes of this Contract, “Standstill” means a situation of disagreement, expressed in preliminary consultations or, in the absence thereof, in the Extraordinary Shareholders’ Meeting of Olimpia or in the Board of Directors of Olimpia, among the Current Olimpia Shareholders, on the one hand, and Hopa, on the other hand, on a Relevant Subject, at any time during the Term of the Agreements.

8.02    Obligation of consultation. The Current Olimpia Shareholders undertake to first consult Hopa whenever a Relevant Deliberation must be discussed or approved.

8.03    Procedure. (a) For the performance of the obligation referred to in paragraph 8.02 above, the Current Olimpia Shareholders and Hopa undertake to meet, or to first consult each other by telephone conference or videoconference, subject to the appropriate minutes, within and not later than the third (3rd) day prior to the day scheduled for the meeting of the board or shareholders of Olimpia, or immediately after they become aware, in the event of urgent invitation from the meeting of the Board of Olimpia pursuant to the applicable bylaws’ provisions.

(b)    In the consultation referred to in this paragraph, the Current Olimpia Shareholders and Hopa will do everything possible to reach an agreement and/or identify a common position in the issues submitted to their examination, and undertake for this purpose to act in good faith.

(c)    The unjustified absence of a Party in the preliminary consultation or its abstention from decisions reached during the consultation, implies acceptance of the decisions reached by the other Party and impose on the absent or abstaining Party the obligation to comply with and observe such decisions.

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8.04    Manifestation of will. (a) Whenever the Current Olimpia Shareholders and Hopa, in the preliminary consultation referred to in paragraphs 8.02 and 8.03 above, reached an agreement concerning the issues submitted to said consultation, they will be obligated to express their will at the competent levels, according to the following provisions:

(i)	by giving a joint representative delegation to participate in Olimpia’s extraordinary shareholders’ meeting and to cast the vote in said meeting, according to the decision made; or, as applicable,

(ii)	to cause its representatives in the Board of Directors of Olimpia to participate in the meeting of the board and cast their vote there, according to the joint decisions reached in the preliminary consultation.

(b)    Otherwise, in the absence of mutual agreement on the issues submitted to consultation, Hopa will be obligated to refrain from participating in the meeting of the shareholders or of the board and from casting or causing its vote to be cast at said level and/or refrain from expressing, at any level and mode, its will or position concerning the issue subject to said preliminary consultation, except as indicated in point (d) below.

(c)    Whenever the preliminary consultation referred to in the previous paragraphs 8.02 and 8.03 does not take place by the fault of the Current Olimpia Shareholders, Hopa will have the right to participate in the meeting of the shareholders and/or board and cast or cause casting of its vote at that level and/or to express, at any level and mode, its will or position concerning the Relevant Subject, except as set forth in point (d) below.

(d)    Whenever the situation referred to in point (b) or the situation referred to in point (c) above occur, Hopa will have the right to send to the Current Olimpia Shareholders, by telegram or registered letter and pursuant to paragraph 12.03, a “Standstill Notice” within the term of 15 (fifteen) days from the end of the consultation referred to in paragraph 8.03 or, in the absence of consultation, from the date of the decision referred to in the preceding paragraph 8.04(c).

(e)    Within 30 Business Days from the date the Current Olimpia Shareholders received the Standstill Notice, the Parties must request – for the only purpose referred to in paragraph 10.01 below – by unappealable judgment of an Arbitration Board, to be appointed in accordance with Article XIII below, the ascertainment, for the purposes set forth in Article X, of whether or not the Standstill situation was declared by Hopa in good faith.

In any event, it is understood in order to avoid any doubt, that Hopa’s right (as referred to in Article IX below) to have the Spinoff [and] the Holinvest Spinoff take place without the results of such ascertainment and therefore the Current Olimpia Shareholders must implement all necessary steps for the Spinoff and Holinvest Spinoff to take place within the term indicated in paragraph 9.01(c) below.

8.05    Rights of the Parties. (a) Whenever Hopa sends to the Current Olivetti Shareholders a Standstill Notice pursuant to paragraph 9.04 (c) above, Hopa will have the right (which will be deemed exercised by the receipt of the Standstill Notice by the Current Olimpia Shareholders pursuant to point (c) paragraph 8.04 above) to claim – as of the end of the thirty-sixth (36) month after the date of the Merger (the “Initial Term”) – all necessary steps to be taken so that within 6 months from the Initial Term, the Spinoff and Holinvest Spinoff take place pursuant to the applicable provisions of Article IX below.

(b)    The Parties agree that in any case of absence of opt-out of the Parties and their consequent automatic renewal pursuant to the provisions of paragraph 6.00(b) above, the Initial Term must be considered from time to time [the end of the thirty-sixth (36) month after the date of each renewal].

8.06    Identification of Cases of Accelerated Standstill.

(a)    Whenever - during the Term of the Agreements – one of the following events takes place (each of them an event of “Accelerated Standstill”):

(i)	a decision is made for the merger and/or spinoff of Olimpia and/or Olivetti with companies other than companies directly or indirectly controlled;

(ii)	Olimpia stops owning a holding in Olivetti at least equal to the Holding in Olivetti, including as a consequence of:

(A)	transfer and/or assignment (including by spinoff) and/or contribution of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to companies belonging to the groups in which the Current Olimpia Shareholders are members or which are managed by them; or

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(B)	transfer and/or assignment (including by spinoff) of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to third parties with payment in kind (for example by swap or contribution).

(iii)	Olimpia’s debt/equity Ratio - without prejudice to paragraph (b) below – exceeds 1:1;

(iv)	the Current Olimpia Shareholders decide to contribute all or part of their total holding in Olimpia to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them;

(v)	without prejudice tot he provisions of paragraph 8.06(b) (iii) (C) below, there are plans for transfer, assignment and/or conveyance (including by spinoff) under any status, of all or part of the total holding of the Current Olimpia Shareholders in Olimpia, to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them, at a price lower than the market price of Olimpia’s holding in Olivetti plus € 0.60 per Olivetti Share and/or Financial Instrument owned by Olimpia. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such increase of € 0.60 must be determined for a number of Olivetti Shares and/or Financial Instruments appropriately adjusted or adapted as a consequence of such Transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the President Judge of the Court of Milan;

(vi)	there are plans for assignment and/or conveyance (including by spinoff) of all or part of the total participation of the Current Shareholders in Olimpia to third parties, with payment in kind (for example by swap or contribution), whenever the third party does not assume towards Hopa the same obligations assumed by the Current Olimpia Shareholders pursuant to the agreements, without prejudice to the fact that in such case Hopa will not be subject to any co-sale obligation;

in all these cases, Hopa will have the right to ask Olimpia and the Current Olimpia Shareholders to take all necessary steps in order to decide – pursuant to the applicable provisions of Article IX below – on the Spinoff and Holinvest Spinoff.

(b)    The Parties mutually take note that:

(i)	the right granted to Hopa in paragraph (a) above will be deemed exercised when the Current Olimpia Shareholders receive a written communication from Hopa indicating to the Current Olimpia Shareholders its desire to enforce its rights established in the event of Accelerated Standstill, “Accelerated Standstill Notice”;

(ii)	this communication must be sent by Hopa to the Current Olimpia Shareholders not later than by the fifteenth (15th) day after the occurrence of one of the events referred to in paragraph (a) above;

(iii)	in the event referred to in paragraph 8.06(a)(v) above, Hopa will not have:

(A)	the right to exercise the co-sale rights reserved in its favor in paragraph 6.08(a) above;

(B)	the right to exercise its preferred right established in the bylaws; and

(C)	any co-sale obligation.

8.07    Exceptions to Cases of Accelerated Standstill.

(a)    In partial derogation to the provisions of paragraph 8.06(a)(iii) above, the Parties mutually take note that:

(i)	the occurrence of a possible excess over the ratio of 1:1 in the debt/equity Ratio of Olimpia, relevant for the purposes of paragraph 8.06(iii) above, will exclusively be that carried out by Olimpia and the Current Olimpia Shareholders and communicated by them to Hopa (including as part of the approval of the periodic financial statements and balance sheets of Olimpia by its Board of Directors) quarterly, and at any time following a written request from Hopa to Olimpia; and

(ii)

it may be considered that the event referred to in the previous paragraph 8.06(iii) took place only if, following said event, the debt/equity Ratio of Olimpia is not restored to a value equal to or lower than 1:1 within the next 5 days from the date of the communication by which Olimpia notifies Hopa that the debt/equity Ratio of Olimpia has exceeded 1:1 or, as an alternative, the latter does not irrevocably undertake to restore it, with the understanding that such restoration may occur (A) by non-refundable payments to the capital account made by the Current Olimpia Shareholders and without causing

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economic difficulties for Hopa or dilutions of the latter’s holding in Olimpia or (B) by subordinated financing, with the understanding that, in this case, the current Olimpia Shareholders will be obligated (in order to avoid an Accelerated Standstill) to convert or replace within 60 (sixty) days such subordinated financing by non-refundable payments to the capital account, without causing economic difficulties for Hopa or dilution of the latter’s holding in Olimpia.

(b)    In addition, the Parties mutually take note that:

(i)	the transfer or contribution of their holding in Olimpia will not constitute a case of Accelerated Standstill pursuant to paragraph 8.06(v) above:

(A)	by one of the Current Olimpia Shareholders, to a company which is (and remains) controlled by it; and

(B)	by Unicredito and Intesa to:

(1)	a company subject to joint control of said parties in their respective bank group and as long as they remain members thereof; and/or

(2)	to Pirelli, pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Unicredito and Intesa on the other hand, provided that Pirelli – simultaneously with such assignment or contribution – is subrogated in the obligations assumed by Unicredito and Intesa towards Hopa pursuant to the Agreements and in general pursuant to this Contract;

(C)	by Edizione to Pirelli pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Edizione, on the other hand, whereby Pirelli is subrogated as of now, in the event of such assignment or contribution, in the obligations assumed by Edizione towards Hopa pursuant to the Agreements and, in general, pursuant to this Contract;

(ii)	the assignments referred to in paragraph 8.07(b)(i) above will not give Hopa the right to exercise the co-sale rights reserved to it under paragraph 6.08(a) above, nor the preferred right established for it in the bylaws, nor will they create any co-sale obligation for Hopa.

8.08.    Relations between Standstill and Accelerated Standstill. The Parties mutually take note that whenever, in the event of a Standstill, there is an event of Accelerated Standstill, the applicable provisions in the case of Accelerated Standstill will prevail and, whenever there is an Accelerated Standstill, there may be no Standstill or a subsequent Accelerated Standstill, with the understanding that in the event of a Standstill, an Accelerated Standstill may take place but a subsequent Standstill may not be deemed to occur.

ARTICLE IX

Spinoff and Holinvest Spinoff

9.00    Triggering Events. Should Hopa exercise the rights set forth in its favor in paragraphs 8.05 and 8.06(a) above, and in the event of failure to renew the Agreements on their initial expiration or at the expiration of the subsequent renewals periods pursuant to paragraph 6.00 above:

(i)	the Current Olimpia Shareholders undertake to do everything necessary so that – pursuant to the following paragraphs of this Article IX and in particular paragraph 9.01 – the Spinoff takes place; and

(ii)	Hopa and Olimpia undertake to do everything necessary so that - pursuant to the following paragraphs of this Article IX and in particular paragraph 9.04 – the Holinvest Spinoff takes place.

9.01    The Spinoff. (a) The Spinoff will consist of a partial spinoff of Olimpia as a consequence of which Hopa will receive the pro-quota of Olimpia’s assets and liabilities.

(b)    The reference date, including for the determination of the pro-quota of the assets and liabilities and without prejudice to paragraph 9.02, of the Spinoff (the “Relevant Date”) will be:

(i)	the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewal periods (without prejudice to paragraph 8.05(b) above); and

(ii)	a date coinciding with the third (3rd) Business Day following the date of the relevant event for the purposes of Accelerated Standstill, in the event of Accelerated Standstill.

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(c)    Without prejudice to paragraph 9.06 below, the Current Olimpia Shareholders must take all necessary steps to complete the Spinoff within six (6) months:

(i)	from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii)	from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.02    Commitment of the Current Olimpia Shareholders. Without prejudice to paragraph 9.07 below for the so-called cash settlements, in all cases in which, pursuant to this Contract, it is necessary to proceed with the Spinoff, the Current Olimpia Shareholders must do everything necessary so that, on the Relevant Date:

(i)	the assets of Olimpia consist at least of the Olivetti Holding (ii) the share of the Olivetti Holding and Financial Instruments to be attributed to Hopa in the Spinoff is equal to the percentage of Hopa’s holding in the capital of Olimpia, without prejudice to the fact that, in the Spinoff, Hopa must be attributed a share of the Olivetti Holding including in the event that, on the Relevant Date, Olimpia has a holding lower than the Olivetti Holding, except that, upon the reduction of Olimpia’s holding in Olivetti below the Olivetti Holding, the exercise of the co-sale right is obtained by Hopa; in this case, Hopa will be attributed the pro rata of Olimpia’s holding in Olivetti and of its financial instruments;

(ii)	Hopa will be attributed a portion, in a percentage equal to Hopa’s holding percentage in Olimpia’s capital,

(A)	of Olimpia’s holding in Holinvest on the Relevant Data; or

(B)	the share reserved to Olimpia in connection with Holinvest’s assets and liabilities on the same date.

9.03    Further Commitments in the Event of Standstill, Accelerated Standstill and Failure to Renew. In addition to the provisions of Paragraph 9.02 above, in the event of Spinoff following a Standstill, and an Accelerated Standstill or failure to renew the Agreements, the Current Olimpia Shareholders must take all necessary steps so that the debt/equity Ratio of Olimpia on the Relevant Date is not higher than 1:1.

9.04    Subsequent Commitments only in the Event of Accelerated Standstill. In addition to the provisions of paragraph 9.02 above, in the event of Spinoff following an Accelerated Standstill (and therefore not in the case of Standstill or failure to renew the Agreements), the Current Olimpia Shareholders must take all necessary steps so that the effects of the event which gives rise to Hopa’s right to enforce the Accelerated Standstill (provided it does not consist of the events referred to in paragraphs 8.06(ii) and 8.06(iii) below) do not damage the Spinoff.

9.05    Holinvest Spinoff. (a) The Holinvest Spinoff will consist of a partial spinoff of Holinvest as a consequence of which Olimpia will be attributed the pro-quota of the assets and liabilities of Holinvest.

(b)	Without prejudice to paragraph 9.07 below, the reference date of the Holinvest Spinoff will be the Relevant Date of the Spinoff (and must therefore be determined pursuant to paragraph 9.01(b) above).

(c)	Without prejudice to paragraph 9.07 below, Hopa must take all necessary steps for the Holinvest Spinoff to be completed within six (6) months:

(i)	from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii)	from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.06    Commitment of Hopa. In all cases in which the Holinvest Spinoff must be carried out, Hopa will take all necessary steps so that, on the Relevant Date:

(i)	Holinvest’s debt/equity Ratio is not higher than 1:1; and

(ii)	Holinvest’s assets do not include financial instruments other than Olivetti Bonds or other Olivetti Instruments or financial instruments derivative from Extraordinary Transactions or Olivetti Shares arising from the conversion of the instruments of mentioned above, in addition to the Olivetti Shares referred to in paragraph 4.01 (a) (ii) (A) (4) above.

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9.07    Modalities of the Spinoff and Holinvest Spinoff.

(a)    Without prejudice to the previous paragraphs of this Article IX, the Parties mutually take note that, in order to carry out the agreement of the Parties in the event that it is necessary to proceed with the Spinoff and the Holinvest Spinoff:

(i)	the Holinvest Spinoff must proceed and be effective before the Spinoff becomes effective, and must attribute to Olimpia (or, should it so require, in writing, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Holinvest (as set forth in paragraphs 9.05 and 9.06 above); however, it is understood that, whenever Hopa so desires, instead of the Holinvest Spinoff (and therefore instead of the allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) Hopa may liquidate Olimpia [and therefore buy Olimpia’s holding in Holinvest] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Holinvest Spinoff (and therefore in the event of allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) would have been reserved for Olimpia; with the understanding that this right may be exercised by Hopa only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(ii)	subsequently – although without solution of continuity – at the time the Holinvest Spinoff becomes effective, the Spinoff will be carried out attributing to Hopa (or, if it so desires, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Olimpia (as set forth in paragraphs 9.01 to 9.04 above); however, it is understood that, whenever the Current Olimpia Shareholders so desire, instead of the Spinoff (and therefore instead of the allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) the Current Olimpia Shareholders may liquidate Hopa [and therefore buy the pro-quota, unless decided otherwise, of Hopa’s entire holding in Olimpia] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Spinoff (and therefore in the event of allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) would have been reserved for Hopa; with the understanding that this right may be exercised by the Current Olimpia Shareholders only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(iii)	including in the event of cash settlement, Hopa will be paid or attributed the Increase Premium to which it is entitled pursuant to Article X below.

(iv)	the stipulation of the Spinoff instrument will be subject to the stipulation of the preferred right agreement referred to in paragraph 7.05 above, whose enforceability will be, in turn, subject, as a suspensive condition, to the completion of the Spinoff.

(b)	Furthermore, the Parties mutually take note of the fact that Olimpia’s liabilities include a “syndicated loan,” in the amount of € 1.8 billion maturing in October 2006, which cannot be distributed as part of the Spinoff between the company subject to spinoff and the beneficiary, and that therefore:

(i)	such syndicated loan will fully remain in the liabilities of Olimpia;

(ii)	as part of the Spinoff, Olimpia will attribute to the beneficiary another financial loan, equal to the portion of the syndicated loan receivable by the beneficiary of the Spinoff, without changing the preexisting pro-quota of the assets and liabilities to which the beneficiary is entitled.

(c)	The Parties mutually take note that, as part of the Holinvest Spinoff, as part of the attribution of the pro-quota of the applicable assets and liabilities, Hopa will be attributed 1,000,000 Olivetti Bonds and the respective debt as referred to in paragraph 4.01(ii)(D)(2).

9.08    Penalty. (a) Without prejudice to paragraph (b) below, in the event that (for reasons other than failure to complete the Holinvest Spinoff by the fault of Hopa) the Spinoff does not become effective within the term indicated in paragraph 9.01(c) above, the Current Olimpia Shareholders must promptly pay an indemnity to Hopa (the “Penalty”) equal to € 0.70 for each Olivetti Share and/or Financial Instrument which, by the effect of the Spinoff, must be attributed to Hopa (or should have been attributed to Hopa in the event that the Current Olimpia Shareholders would have exercised their right to the so-called cash settlement pursuant to paragraph 9.07(a) above), without prejudice to the fact that, in all events, Hopa must be attributed a share of the Olivetti Holding

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even in the event that Olimpia owns a holding lower than the Olivetti Holding (except if, when the Olimpia holding in Olivetti is reduced below the Olivetti holding, Hopa exercises the co-sale right); in this case, the Penalty will be calculated in connection with Olimpia’s holding in Olivetti and the Financial Instrument thereof, with the understanding that the Penalty will be paid (in an amount equal to the difference between € 0.70 and the portion of the Increase Premium possibly already paid to Hopa) only in connection with the Olivetti shares and the financial instruments which, on the date of the spin-off, are the property, held or available directly or indirectly to Olimpia (net of those arising from the Holinvest spin-off, which will not therefore be considered for the determination of the penalty). It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such Increase Premium must be paid for the entire number of Olivetti shares and/or financial instruments, timely adjusted or adapted as a consequence of such transactions, according to market practice, without prejudice to the fact that, whenever there is a disagreement between the parties concerning the determination of such number, the determination will be requested by the most diligent among them from a prime business bank chosen by mutual agreement, or, in the absence thereof, designated by the presiding judge of the Court of Milan.

(b)    In partial derogation to the preceding paragraph, the parties agree as follows:

(i)	whenever the effectiveness of the spin-off, even though it does not take place within the term established in the previous paragraph 9.01(c), takes place within the subsequent term of six (6) months from the expiration of the term set forth in the preceding paragraph 9.01(c) (the “new term”) the amount paid by the current Hopa shareholders as penalty must be refunded by Hopa to the current Olimpia shareholders when Olimpia delivers to Hopa everything the latter is entitled to pursuant to the spin-off; however, it is understood that, in such latter event, the Increase Premium referred to in Article 10 below must be paid by the current Olimpia shareholders to Hopa plus interest on said amount, accrued on the balance of the Increase Premium at annual Euribor 6 months from the expiration of the term referred to in the preceding paragraph 9.01(c) to the effective date of the spin-off.

(ii)	the payment of the indemnity referred to in the preceding paragraph (a) pending on the new term must therefore be considered provisional, and may be considered final and therefore mature, including for tax purposes, only if, at the expiration of the new term, the spin-off is not yet executed.

ARTICLE X

Increase Premium

10.00    Description. In all the events in which it is necessary to proceed with the spin-off, pursuant to the applicable provisions of this contract and in particular Article 9 above (in the calculation of the pro quota of the assets and liabilities to which the beneficiary is entitled under the spin off) Olimpia or the current Olimpia shareholders, if Olimpia fails to do so, must pay to Hopa, by the methods referred to in paragraph 10.04 below, but in addition to any right of Hopa by the effect of the spin-off pursuant to Article IX above, an Increase Premium (the “Increase Premium”) for each Olivetti share and/or financial instrument which, by the effect of the spin-off, must be attributed to Hopa (or should have been attributed to Hopa in the event that the current Olimpia shareholders would have exercised their right to the cash settlement pursuant to the paragraph 9.07(a) above, to be determined and paid pursuant to the provisions of the following paragraphs of this Article X. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such Increase Premium must be paid for the entire number of Olivetti shares and/or financial instruments timely adjusted or adapted as a consequence of such transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the Presiding Judge of the Court of Milan; with the understanding that, without prejudice to paragraph (i) above, the Increase Premium will be paid only for the Olivetti shares and Financial Instruments directly or indirectly owned, held, or available to Olimpia as of the date of the Spinoff (net of those arising from the Holinvest Spinoff, which will consequently not be considered for the determination of the Increase Premium). Whenever actually paid, the Increase Premium must be considered to include all Hopa’s claims following the Standstill or the accelerated Standstill, as the case may be.

10.01    The Increase Premium In The Event of Standstill: In the event that the spin-off takes place following a standstill, the Increase Premium must be determined as follows:

(i)	at € 0.35, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa not in good faith; or instead

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(ii)	at € 0.60, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa in good faith.

10.02    The Increase Premium in the Event of Accelerated Standstill. In the event that the spin-off takes place following an accelerated standstill, the Increase Premium will be equal to € 0.60, without prejudice to the fact that, in the case referred to in paragraph 8.06 (ii) above, the Increase Premium will be equal to € 0.70.

10.03    The Increase Premium in the Event of Failure to Renew the Agreements. In the event that the spin-off takes place as the consequence of the failure to renew the agreements, the Increase Premium will be determined according to the following provisions:

(i)	the Increase Premium may not in any event and therefore not even if the parties resort to the evaluation of the investment banks referred to in paragraph (ii) below, be determined at an amount of less than € 0.35;

(ii)	the Increase Premium will be determined by mutual agreement between the current Olimpia shareholders and Hopa within 10 business days from the last day of the term of the agreement or, in the absence of such agreement, by two “investment banks” within the national standing selected one by each party; for the purposes of this paragraph 10.03. party means Hopa, on the one hand, and the current Olimpia shareholders on the other hand, without prejudice to the fact that, whenever the “investment banks” so appointment disagree on the evaluation within 30 business days from their appointment, the evaluation will be made by a third “investment bank” with the same standing, selected by agreement between the first two (at the time the parties give the task) or, in the absence of agreement, by the presiding judge of the Court of Milan;

(iii)	the Presiding Judge of the Court of Milan will be (in the order and in the terms indicated above) also requested to appoint the “investment bank” which one of the parties may have omitted to appoint or to replace it, in the event of its subsequent transfer of the task;

(iv)	the evaluation referred to in point (i) above will be final and binding for the parties pursuant to articles 1349 and 1473 of the Civil Code, for the purposes of this Article X and in particular this paragraph 10.03.

10.04    Terms and Modalities of Payment of the Increase Premium. The Increase Premium must be paid or allocated to Hopa by Olimpia – or by the current Olimpia shareholders pursuant to paragraph 10.00 above – in immediately available funds;

(i)	in the event referred to in paragraph 10.01 above;

(A)	concerning the € 0.35, at the time of affecting the spin-off: and

(B)	concerning the possible balance (equal to € 0.25) within 15 (fifteen) business days from the decision of the arbitration board, determining that the standstill was determined by Hopa in good faith;

(ii)	in the event referred to in paragraph 10.02 above, concerning the € 0.35, within 30 (thirty) calendar days from receipt of the accelerated standstill notice by the current Olimpia shareholders, and the balance of the applicable Increase Premium at the time of perfecting the spin-off;

(iii)	in the event referred to in paragraph 10.03 above, within 30 (thirty) business days from the determination referred to in points (ii) to (iv) of paragraph 10.03 above;

ARTICLE XI

Expenses and Burdens

Except as otherwise agreed between the parties, the cost, dues, taxes, expenses, and other burdens arising from this contract or related to it will be paid by each party in the part concerning it.

ARTICLE XII

GENERAL PROVISIONS

12.01    Amendments. Any amendment to this contract will be valid and binding only if it arises from a written document signed by all the parties.

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12.02    Prohibition of Assignment. Except as otherwise set forth in the specific clauses of this contract, neither party may assign this contract in full or in part, nor may it assign any of the rights or obligations arising from it, without the prior written agreement of the other party.

12.03    Communications and Notices. Except as otherwise set forth in the provisions of this contract, any communication requested or allowed by it must be made in writing and will be deemed efficiently and validly made when it is received, if sent by letter or telegram, or at a time of the acknowledgment of receipt by the appropriate declaration (including by fax) at the time of transmission indicated in the report automatically issued by the transmitting machine, if made by fax, provided it is addressed as follows:

(i)	if to Pirelli, to it at:

Via G. Negri 10

20100 Milano

Fax: 02-86354469

To the attention of the pro tempore Managing Director

(ii)	if to Edizione Finance and Edizione, to the former at:

Calmaggiore23

Treviso

Fax: 0422-411118

To the attention of the pro tempore Managing Director

(iii)	if to Unicredito, to it at:

Via Tommaso Grossi, 10

20121 Milano

Fax: 02-88622196

To the attention of Dr. Pietro Modiano and Dr. Paola Pierri

With copy to:

Atty. Pietro Caliceti

Studio Legale Caliceti

Via Manzoni 14

20121 Milano

Fax: 02-77809334

(iv)	if to Intesa, to it at:

Via Monte di Pieta 8

20100 Milano

Fax: 02-87963837

To the attention of the pro tempore Managing Director

(v)	if to Olimpia, c/o Pirelli at:

Via G. Negri 10

20100 Milano

Fax: 02-85354469

To the attention of the pro tempore Managing Director

(vi)	if to Hopa, to it at:

Corso Zanardelli 32

25100 BRESCIA

Fax: 030 3773851

To the attention of the pro tempore Managing Director or at a different address or fax number, in the Italian territory, as each of the parties may communicate to the other in writing after the date of this contract, pursuant to the preceding provisions, with the understanding, that, at the aforementioned addresses, or at different addresses that may be communicated in the future, the parties will also elect their own domicile for all purposes related to this contract, including for possible notices to be issued during or in connection to judicial or arbitration proceedings.

12.04    Addenda. The Addenda are an integral part of this contract as if they were fully transcribed therein.

12.05    Tolerance. The possible tolerance of one of the parties for the behavior of the other constituting violation of the provisions of this contract does not constitute waiver of the rights arising from the violated provisions or of the right to require exact performance of all terms and all the conditions set forth therein.

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12.06    Headings. The headings of the individual articles are included only to facilitate the reading of this contract and therefore they must not be taken into account in any manner in the interpretation thereof.

12.07    References. Unless it arises otherwise from the context, the references contained herein to articles, paragraphs, points or addenda will be understood to refer to the articles, paragraphs, points or addenda of this contract.

12.08    Governing Law. This contract and the rights and obligations of the parties arising from it will be governed and interpreted pursuant to the laws of the Italian Republic.

12.09    Subsequent Commitments. The parties undertake to sign and exchange all acts and documents and to comply with all acts and to communicate everything necessary in order to assure the achievement of the objectives of this contract.

12.10    The Current Olimpia Shareholders and Olimpia as Joint Party. The current Olimpia shareholders and Olimpia, recognizing that they have the joint common interest, declare that they are a joint contractual party for all the purposes of this contract and therefore bind themselves to comply with the obligations and exercise with the rights arising from said contract in accordance with such joint capacity, in particular (but without limitation thereto) concerning the clause in Article XIII below.

12.11    Announcements. Except as otherwise set forth in any applicable imperative law, or provisions enforced by any authority with jurisdiction on the current Olimpia shareholders, Olimpia and Hopa, neither one of the parties will engage in announcements, publicity, distribution of similar, in connection with the performance or execution of the contents of this contract, any of its clauses or provisions or any of the transactions referred to therein, without prior agreement of the other party concerning the form and contents of such possible communications.

12.12    Effects of the Contract. All the provisions of this contract indicating obligations to be performed by the parties after the merger will remain in force and fully valid including after the merger, pursuant to their terms, without need for the parties to renew the assumption of their own commitments in connection with such obligations.

12.13    Whole Agreement. The parties acknowledge and mutually take note that the provisions of this agreement express their complete and entire will in connection with its object and therefore, fully replace any prior pact or agreement, including verbal, between them, in connection with the same object.

ARTICLE XIII

Dispute

13.01    Arbitration. Unless a different jurisdiction is established in this contract, any dispute arising from this contract or from possible agreements for execution, amendment or addition, will be subject to the decision of an arbitration board made up of three arbitrators, which will decided without procedural formalities, except for the respect of the principle of hearing both parties, but will apply Italian substantive law. The arbitration will be legal pursuant to the provisions of the Code of Civil Procedure and will take place in Milan.

13.02    Appointment of the Arbitrators. (a) The party which requests the arbitration proceeding by notice sent through a process server must indicate, at least in general lines, the petition submitted to arbitration and must designate its own arbitrator at the same time, under penalty of invalidity.

(b)    The party called to arbitration will have twenty (20) business days to designate its own arbitrator. The two arbitrators of the parties will designate by mutual concern the third arbitrator, which will preside the arbitration board.

(c)    Whenever the arbitrators, as appointed above, do not reach an agreement concerning the appointment of the third arbitrator within twenty (20) business days from the appointment of the second arbitrator, the latter will be designated by the President of the Arbitration Chamber of Milan, at the request of the most diligent party, after assigning an appropriate term for the hearing of the other. The President of the Arbitration Chamber of Milan will also be authorized to provide, pursuant to this point (c), whenever the party called to arbitration fails to designate its own arbitrator within the aforementioned term, or the arbitrator designated refuses the task, or becomes disabled or is terminated from the task and is not replaced by the party which had appointed him within twenty (20) business days, by another arbitrator, who accepted.

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(d)    For the purposes of this contract, the current Olimpia shareholders will jointly be considered one party.

(e)    Whenever, notwithstanding the provisions of the previous paragraph (d), the dispute involves more than 2 parties, the arbitration board will be made up (i) of three arbitrators appointed by the same method as indicated in 13.02 (a) and 13.02 (b) above, or the parties involved will spontaneously regroup in only two groups or (ii) whenever there is a conflict of interest which does not allow for the appointment of an arbitrator, arising between more than two parties, the multilateral dispute must be decided upon by an arbitration board with three arbitrators, all designated by the President of the Arbitration Chamber of Milan at the request of the party which asks for arbitration, and after hearing the other parties involved in the dispute.

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LIST OF ATTACHMENTS
Attachment 1.44	Olivetti Instruments
Attachment 3(b)	Declaration – Hopa and Hopa Controlling companies
Attachment 3(d)	Declaration – Olimpia and Current Olimpia Shareholders
Attachment 5.02(i)	Equity Situation of Olimpia
Attachment 5.02(ii)	Equity Situation of Holy
Attachment 5.03(iii)	Pro forma Equity Situation of Holy and Holinvest
Attachment 5.07(b)	Bylaws of Olimpia
Attachment 5.10.1.1	Capital of Holinvest and Holy
Attachment 5.10.1.2	Equity Situation of Holinvest
Attachment 5.10.2.1(a)	Capital of Olimpia
Attachment 5.10.2.1(b)	Credit Rights of the Current Olimpia Shareholders Against Olimpia
Attachment 5.10.2.4	Relevant Event (Olimpia)
Attachment 6.03(a)	Directors Designated by Hopa
Attachment 6.05(b)(i)	Exceptions to the Standstill Commitments
Attachment 6.05(b)(ii)(A)	Exceptions to the Standstill Commitments
Attachment 6.05(b)(ii)(B)	Exceptions to the Standstill Commitments
Attachment 7.02(b) (ii) (A)	Pledged Olivetti Instruments
Attachment 7.04	Bylaws of Holinvest

*	Document is not attached to this translation.

Milan, February 21, 2003

Pirelli S.p.A	Edizione Finance International S.p.A.
Banca Intesa S.p.A.	Unicredito Italiano S.p.A.
Olimpia S.p.A	Hopa S.p.A.

In capacity of guarantor of the obligations of Edizione Finance International S.A.: Edizione Holding S.p.A.

66

Milan, January 23, 2004

Messrs.

HOPA S.p.A.

Holding of Corporate Participations

Corso Zanardelli, 32

25121 Brescia

We transcribe in full the text of your letter received today in token of acceptance:

* * *

“Messrs.

Olimpia S.p.A.

Pirelli & C. S.p.A.

Banca Intesa S.p.A.

Unicredito Italiano S.p.A.

Edizione Finance International S.A.

Edizione Holding S.p.A. (as guarantor of the obligations of Edizione Finance International S.A.)

c/o

Olimpia S.p.A.

Viale Sarca, 222

20100 Milan

Attn: President

Brescia, January 8, 2004

BY MAIL

FIRST SENT BY FAX TO No. 02 8535 4469

Re:	Modification agreement of the Contract executed on February 21, 2003

Dear Sirs,

We are referring to the Contract executed on February 21, 2003 by the undersigned company, as party of the first part, and Olimpia S.p.A., Pirelli S.p.A. (now Pirelli & C. S.p.A.), Banca Intesa S.p.A., Unicredito Italiano S.p.A., Edizione Finance International S.A., as party of the second part (hereinafter the “Contract”).

Following our discussions, we are transmitting below the draft text of the modification agreement of the provisions of the Contract, according to the terms and conditions below.

* * * * *

MODIFICATION AGREEMENT

Between

Pirelli & C. S.p.A., headquartered in Milan, Via G. Negri, 10, capital Euro 1,799,399,399.20, recorded with the Register of Companies of Milan under No., taxpayer code and VAT code 00860340157, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, who has the necessary powers;

Edizione Finance International S.A., headquartered at Place d’Armes, 1, L-1136, Luxembourg, capital Euro 1,000,000.00, recorded with the Chamber of Commerce of Luxembourg under number B77504, in the person of Dr. Sergio De Simoi and Dr. Gustave Stoffel, who have the necessary powers pursuant to the bylaws;

Banca Intesa S.p.A. (formerly Intesa BCI S.p.A.), headquartered in Milan, Piazza Paolo Ferrari 10, General Management Via Monte di Pietà 8, capital Euro 3,561,062,849.24, registration number with the Register of Companies of Milan, taxpayer code 00799960158, VAT code 108107000152, in the person of Dr. Gaetano Miccichè, who has the necessary powers;

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Unicredito Italiano S.p.A., headquartered in Genoa, via Dante 1, Central Management in Milan, Piazza Cordusio, capital Euro 3,148,070,110.00, registration number with the Register of Companies of Genoa, taxpayer code and VAT code 00348170101, in the person of Dr. Alessandro Profumo, who has the necessary powers; and

Olimpia S.p.A., headquartered in Milan, viale Sarca 222, capital Euro 2,630,233,510.00, registration number with the Register of Companies of Milan, taxpayer code and VAT code 03232190961, in the person of Dr. Marco Tronchetti Provera, who has the necessary powers;

- party of the first part -

and

Hopa S.p.A., headquartered in Brescia, Corso Zanardelli 32, capital Euro 709,800,000.00, registration number with the Register of Companies of Brescia, taxpayer code and VAT code 03051180176, in the person of Dr. Emilio Gnutti, who has the necessary powers under the decision of the Board of Directors of December 17, 2002;

- party of the second part -

and

Edizione Holding S.p.A., headquartered in Treviso, Calmaggiore 23, capital Euro 47,160,256.00, recorded with the Register of Companies of Treviso under number 13945, taxpayer code and VAT code 00778430264, in the person of the Chairman of the Board of Directors, Dr. Gilberto Benetton, who has the necessary powers pursuant to the bylaws;

- as guarantor of the obligations of Edizione Finance -

Recitals

(a)	On February 21, 2003, the Parties, taking into account the participation situations of each of them as of that date in the then called Olivetti group, executed a Contract in order to form a partnership with strategic purposes so as to maximize the creation of value for their respective shareholders, agreeing:

(i)	that Hopa would enter the capital of Olimpia by merger of Holy into Olimpia and that the latter would be attributed, for this purpose, a certain number of Olivetti Shares; and

(ii)	to formalize the para-corporate understandings designed to govern the relationships between the Parties in their respective capacities of partners of Olimpia and Holinvest, following their respective contributions, as of the date of the Contract, as agreed between the Parties;

(b)	Pursuant to the terms and conditions in paragraphs 3.01 (f) and 4.01 (iii) of the Contract, the Parties undertook to cause the number of the Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments held, as of the date of the Contract, overall, by Olimpia, the Current Olimpia Partners, Hopa, Holinvest, Holy, the other Hopa Affiliates and the Hopa Parent Companies to never be such as to exceed the threshold referred to in paragraph 4.01 (iii) of the Contract;

(c)	For the correct performance of the commitments cited in the above recital, the Parties had agreed inter alia:

(i)	on the right to hold certain quantities of Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments as indicated in articles III and IV of the Contract;

(ii)	referring to the Current Olimpia Partners and to Hopa, certain stand still obligations, pursuant to paragraph 6.05 of the Contract (hereinafter the “Stand Still Obligations”); and

(iii)	referring exclusively to Hopa, certain lock-up obligations pursuant to paragraph 7.02 of the Contract (hereinafter “Lock-up Obligations”);

(d)	Following the perfecting of the merger by incorporation of Telecom into Olivetti, in force from August 4, 2003 (hereinafter the “Olivetti Merger”), and the consequent modification of the corporate holdings owned respectively by Olimpia, the Current Olimpia Partners, Hopa, Holinvest, Holy, the other Hopa Affiliates and the Hopa Parent Companies in Olivetti’s capital arising from the Olivetti Merger, Hopa requested and the other Parties indicated that they are willing to derogate – partially and limited to Hopa – to the application of the Lock-up and Stand Still Obligations, under the terms and conditions set forth in this modification agreement (hereinafter the “Modification Agreement”);

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(e)	All the terms indicated in this Modification Agreement with initial capital letter are intended to have the same meaning attributed to them in the Contract, unless otherwise indicated.

With these recitals,

which are an integral and substantial part of this Modification Agreement, it is stipulated and agreed as follows:

ARTICLE I

Modification of the Stand Still and Lock-up Obligations

The Parties agree that, in express derogation to paragraphs 6.05 (a), 7.02 (a) and 7.02 (c) of the Contract, Hopa has the right to exchange or to cause exchange, directly or through one of its Affiliates, with Nexgen Capital Limited, an Irish company with headquarters at 25/28 North Wall Quay, Dublin, Ireland, under the terms and conditions agreed upon with it:

(i)	No. 973 financial instruments (Equity Linked Notes) indexed to the price trend of 486,500,000 Olivetti Shares issued by CDC IXIS Capital Market with the characteristics indicated in Addendum 1.44 of the Contract; with

(ii)	No. 229,411,021 Telecom Shares, as they result from the exchange with the Olivetti Shares carried out following the Olivetti Merger.

ARTICLE II

Validity of the subsequent agreements

2.01    Taking into account that all the provisions of the Contract had been executed between the Parties with reference to participation situations, in the then so-called Olivetti group, directly and/or indirectly managed by it as of the date of the Contract, the Parties agree and give mutual note that the derogation to the provisions of the Contract referred to in Article I above has been agreed upon by Hopa exclusively with reference to the perfecting of the exchange operation above and limited to its effects.

2.01 [sic] Furthermore, the Parties agree that in the aspects not expressly derogated or established in this Modification Agreement, any other provision of the Contract remains fully valid and produces all its effects between the Parties, in the terms and conditions agreed upon on February 21, 2003, including the provisions of Articles XI, XII and XIII of the Contract.

Pirelli & C. S.p.A.	Edizione Finance International S.A.

Banca Intesa S.p.A.	Unicredito Italiano S.p.A.

Olimpia S.p.A.	Hopa S.p.A.

In the capacity of guarantor of the obligations of Edizione Finance International S.A.:

Edizione Holding S.p.A.

*  *  *  *  *

Whenever the text of the above Modification Agreement reflects the understandings reached by the Parties to the Contract (as defined therein), please transcribe such text and transmit it to us initialed on every page and signed by the Parties in token of full and irrevocable acceptance.

Best regards.

Signed Hopa S.p.A.”

*  *  *

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We confirm that we accept all of the above.

Best regards.

Pirelli & C. S.p.A.	Edizione Finance International S.A.

Banca Intesa S.p.A.	Unicredito Italiano S.p.A.

Olimpia S.p.A.

In the capacity of guarantor of the obligations of Edizione Finance International S.A.:

Edizione Holding S.p.A.

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Milan, January 28, 2005

Pirelli & C. S.p.A.

Via G. Negri, 10

20100 Milan

Fax: 02-85354469

For the attention of Dr. Marco Tronchetti Provera

Edizione Finance International S.A./Edizione Holding S.p.A.

Calmaggiore, 23

31100 Treviso

Fax: 0422-411118

For the attention of Dr. Gustave Stoffel and Mr. Gilberto Benetton

Olimpia S.p.A.

c/o Pirelli & C. S.p.A.

Via G. Negri, 10

20100 Milan

Fax: 02-83354469

For the attention of Dr. Carlo Buora

Hopa S.p.A.

Corso Zanardelli, 32

25100 Brescia

Fax: 030-3773851

For the attention of Dr. Emilio Gnutti

We transcribe here, in full, the text of your letter dated January 27, 2005, as full and unconditional acceptance of the content of that letter.

*  *  *

To

Banca Intesa S.p.A.

Via Monte di Pietà, 8

20100 Milan

Fax: 02-87963837

For the attention of Dr. Gaetano Miccichè

To

Unicredito Italiano S.p.A.

Via Tommaso Grossi, 10

20121 Milan

Fax: 02-88622196

For the attention of Dr. Alessandro Profumo and Dr. ssa Paola Pierri

Milan, January 27, 2005

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Sent by courier

Sent in advance by fax

Re:	Proposal for modified agreements within the Contract signed on February 21, 2003

Dear Sirs,

With reference to the Contract signed on February 21, 2003 between Olimpia S.p.A., Pirelli S.p.A. (now Pirelli & C. S.p.A.), Banca Intesa S.p.A., Unicredito Italiano S.p.A., Edizione Finance International S.A. and Hopa S.p.A. and Edizione Holding S.p.A., as guarantor for the obligations of Edizione Finance International S.A., as modified on January 23, 2004 (hereinafter referred to as the “Contract”).

We write to propose you to enter into modified agreements within the terms stipulated in the Contract (the “Second Modified Agreement”), as per the terms and conditions below.

* * * * *

MODIFIED AGREEMENT

BETWEEN

Pirelli & C. S.p.A., with address at Via G. Negri, 10, Milan, registered in the Milan Business Register with Number, Tax Code and VAT Number 00860340157, represented by the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, provided with the powers required;

Edizione Finance International S.A., with address at Place d’Armes, 1, L-1136, Luxembourg, registered in the Luxembourg Chamber of Commerce with Number B77504, represented by Dr. Gustave Stoffel, provided with the powers required;

Banca Intesa S.p.A. (was Intesa BCI S.p.A.), with address at Piazza Paolo Ferrari, 10, Milan, General Management, Via Monte di Pietà, 8, registered in the Milan Business Register with Number and Tax Code 00799960158, VAT Number 108107000152, represented by the Dr. Gaetano Miccichè, provided with the powers required;

Unicredito Italiano S.p.A., with address at Via Dante, 1, Genoa, General Management, Piazza Cordusio, Milan, registered in the Genoa Business Register with Number, Tax Code and VAT Number 00348170101, represented by Dr. Alessandro Profumo, provided with the powers required; and

Olimpia S.p.A., with address at Viale Sarca 222, Milan, registered in the Milan Business Register with Number, Tax Code and VAT Number 03232190961, represented by Dr. Carlo Buora, provided with the powers required;

- on one hand -

and

Hopa S.p.A., with address at Corso Zanardelli, 32, Brescia, registered in the Brescia Business Register with Number, Tax Code and VAT Number 03051180176, represented by Dr. Emilio Gnutti, provided with the powers required;

- on the other hand -

and

Edizione Holding S.p.A., with address at Calmaggiore, 23, Treviso, registered in the Treviso Business Register with Number 13945, Tax Code and VAT Number 00778430264, represented by the Chairman of the Board of Directors Dr. Gilberto Benetton, provided with the powers required as per the company by-laws

- as guarantor for the obligations of Edizione Finance -

Premises

(a)

on February 21, 2003, the Parties, considering the shareholding situation with reference to each of these Parties, on that date, within the Group at the time called the Olivetti Group, signed a Contract aimed at

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creating a partnership with strategic connotations for maximizing the creation of value for their own respective shareholders, thereby agreeing the following:

(i)	the entrance of Hopa in the capital of Olimpia by means of Olimpia the merger of Holy in Olimpia and the assigning, as an effect, of a certain number of Olivetti Shares to Olimpia; and

(ii)	the formalizing of agreements of a company law nature aimed at governing the relationships

between	the Parties within their respective roles as Shareholders of Olimpia and of Holinvest;

(b)	at the terms and conditions specified in paragraphs 3.01 (f) and 4.01 (iii) of the Contract, the Parties undertook to ensure that the number of Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments held overall, on the date of the Contract, by Olimpia, the Current Olimpia Shareholders, Hopa, Holinvest, Holy, the other Hopa Subsidiary Companies and the Hopa Controlling Companies is never such that it exceeds the threshold limit specified in paragraph 4.01 (iii) of the Contract;

(c)	also in relation to the correct fulfillment of the obligations referred to in the above premise, the Parties had also agreed on the following:

(i)	the right to hold given quantities of Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments as indicated in articles III and IV of the Contract

(ii)	with reference to the Current Olimpia Shareholders and to Hopa, certain stand still obligations, as per the terms specified in paragraph 6.05 of the Contract (hereinafter referred to as the “Stand Still Obligations”); and

(iii)	with exclusive reference to Hopa, certain lock-up obligations, as per the terms specified in paragraph 7.02 of the Contract (hereinafter the “Lock-up Obligations”);

(iv)	Hopa’s right, in the event of a demerger, to receive the Majority Premium, in the cases and at the conditions specified in the Contract itself;

(d)	on January 23, 2004, the parties signed the Modified Agreement with which the other Contract Parties accepted the partial repeal in favor of Hopa in relation to the Lock-up and Stand Still Obligations;

(e)	in view of the envisaged merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A. (hereinafter, the “Merger”), the proposed share capital increase approved by the Olimpia S.p.A. Board of Directors on December 7, 2004 and Shareholders’ Meeting on December 22, 2004 (hereinafter, the “Capital Increase”) and the possible resulting modifications to the company shareholdings held respectively by Olimpia, the Current Olimpia Shareholders, Hopa, Holinvest, the other Hopa Subsidiary Companies and the Hopa Controlling Companies in the company capital of Telecom Italia S.p.A. as a result of the merger, the Parties hereby intend, as per the limits and methods specified by Articles I, II and III below, and notwithstanding the ban on exceeding the threshold limit of 30% of the capital of Telecom Italia, as per article 106 of Italian Legal Decree 58/1998:

(i)	to partially repeal the application of the Stand Still Obligations, at the terms and conditions specified by this modified agreement;

(ii)	to modify the regulations concerning the Majority Premium specified by article X of the Contract; and

(iii)	to regulate certain reciprocal relationships in relation to the Capital Increase;

(f)	all the terms indicated in this Second Modified Agreement with a Capital Letter intend to have the same meaning as attributed to these terms in the Contract, except where otherwise indicated.

Given the above premises,

which are an integral and substantial part of this Second Modified Agreement, the parties hereby agree the following:

ARTICLE I

Modifications to the Stand Still Obligations

1.01    The Parties hereby agree that, as an express modification to the terms of art. 6.05 (a) of the Contract, Pirelli & C. S.p.A., Edizione Finance International S.A. and/or Edizione Holding S.p.A., Unicredito Italiano S.p.A., Banca Intesa S.p.A., Hopa S.p.A., have the right, also through subsidiary companies, to acquire ordinary

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shares in Telecom Italia S.p.A. (hereinafter, “Telecom Shares”) directly or by acquiring Telecom Italia Mobile S.p.A. shares which will be exchangeable at the time of the Merger, with the maximum quantities indicated here:

Pirelli & C. S.p.A.	300	million
Telecom Shares
Edizione Finance International S.A. and/or Edizione Holding S.p.A.	100	million
Telecom Shares
Unicredito Italiano S.p.A.	100	million
Telecom Shares*
Banca Intesa S.p.A.	100	million
Telecom Shares*
Hopa S.p.A.	100	million
Telecom Shares

*	includes the quantity permitted as per article 6.05 (b) (ii) of the Contract.

Having made an exception for the above acquisitions, it is understood that none of the controlling companies and the subsidiary companies of the Parties (for which each of the Parties themselves is obliged as per article 1381 of the Italian Civil Code) will acquire ordinary shares in Telecom Italia S.p.A. or instruments which are convertible into ordinary shares in Telecom Italia S.p.A. for the entire Duration of the Agreements, notwithstanding the specifications of art. 6.05 (b) of the Contract.

1.02    The Parties undertake to communicate directly about the acquisitions of shares permitted as per article 1.01 above, in the form of a written communication to be sent to all the other Parties within 5 working days as of the acquisition.

ARTICLE II

Modification to the agreements on the Majority Premium

2.01    The Parties hereby agree, to modify articles 10.01 and 10.03 of the Contract, that the total amount of the premium due to Hopa in the event of Demerger, as per the hypotheses specified in these articles 10.01 and 10.03, is set definitively at a total of 208 million Euros, regardless of the number of Telecom Shares and/or Financial Instruments (and, therefore, even if acquired after December 1, 2004) due to Hopa as an effect of the Demerger. Payment will be made by June 30, 2006 if the Demerger takes place following a Deadlock or if the Contract is not renewed for a further three years as per art. 6.00. In relation to what may occur, it is confirmed that the Demerger will be carried out as follows: in the event of a Deadlock or if the Contract is not renewed at first expiry, within 6 months as of May 8, 2006; in the event of contract renewal or further subsequent renewals, within 6 months of the end of the last renewal.

2.02    It is also understood that in the event that there has been an Accelerated Deadlock as per art. 8.06 (a) (ii) which involves the right of Olimpia receiving, as payment for the sale/assigning/granting all or part of its shareholding in Telecom Italia, a cash amount, Hopa not having exercised the rights specified in its favor as per art. 8.06 (a), the total amount of the premium, as specified by paragraph 2.01 above (or by paragraph 2.03, in the event of renewal), due to Hopa as a result of the failure to renew the Contract on expiry or as a result of the occurrence of an event which may give rise to a Deadlock after this sale/assigning/granting, will be due to Hopa limited to the difference, if positive, between:

(i)	the total amount of the premium as specified by paragraph 2.01 above (or by paragraph 2.03, in the event of renewal); and

(ii)	any positive difference between the price recognized by the purchaser/grantor/assignor of the Telecom shares which Hopa would have the right to receive in the event of a Demerger and the Stock Exchange value of these shares on the sale/assigning/granting date.

2.03    In the event of renewal, of any kind, of the Contract, the total amount of the premium due in the hypotheses envisaged by Arts. 10.01 and 10.03 of the Contract is set at 215 million Euros and the relative payment will be made by the first of the following dates: (i) June 30, 2007 and (ii) the thirtieth day after the registration date of the Demerger in the Milan Business Register, if the Deadlock occurs from May 8, 2006 to May 8, 2007. The setting of the total amount of the premium starting from this latter date will be agreed by the Parties in good faith. The payment of the total amount of the premium calculated in this way will be made within 30 days as of the registration date of the Demerger in the Milan Business Register.

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2.04    In the hypothesis specified by art. 10.2 of the Contract, any Majority Premium is excluded in relation to Telecom Italia Shares or Telecom Financial Instruments, above the number of Telecom Italia Shares or Telecom Financial Instruments held by Olimpia on December 1, 2004, covered by the Demerger and acquired after December 1, 2004.

ARTICLE III

Agreements on the Capital Increase

If Unicredito Italiano S.p.A. and/or Banca Intesa S.p.A. do not subscribe the Capital Increase, Hopa and Edizione Finance International S.A. as of now undertake irrevocably not to exercise their right to subscribe, pro quota, the shares not subscribed by these banks, with the condition that these shares are subscribed personally by Pirelli & C. S.p.A.

ARTICLE IV

Validity of the extra agreements

The Parties hereby also agree that, for matters not expressly repealed or in any case agreed within this Second Modified Agreement, any other regulation of the Contract and of the first Modified Agreement, including, in particular, the undertaking of the Parties to avoid in all cases the exceeding of the thresholds set for the public purchase offer regulation, remains fully valid and specifies all the effects for the Parties, as per the terms and conditions agreed on February 21, 2003, including the specifications in art. XIII of the Contract.

* * * * *

If the text of this Second Modified Agreement as outlined above reflects the agreements made by the Contract Parties (as defined in the Second Modified Agreement), as a Contract Party, please transcribe this text, sign it and initial it on every page and send it to us as full and irrevocable acceptance of this irrevocable proposal.

Yours faithfully,

Pirelli & C. S.p.A.	Edizione Finance International S.A.

Signed by Marco Tronchetti Provera	Signed by Gustave Stoffel

Hopa S.p.A.	Olimpia S.p.A.
Signed by Emilio Gnutti	Signed by Carlo Buora

As guarantor for the obligations of Edizione Finance International S.A.:

Edizione Holding S.p.A.
Signed by Gilberto Benetton

* * *

Banca Intesa S.p.A	Unicredito Italiano S.p.A.

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